Form 10-K, Exhibit 13
period 1993-12-31
HERSHEY FOODS CORP
filed 1994-03-11
CIK 47111

                                FINANCIAL HIGHLIGHTS
               (in thousands of dollars except shares and per share amounts)

                                                                    Percent
                                            1993            1992    Change



Net sales                              $3,488,249     $3,219,805         +8

Income before cumulative effect of
  accounting changes                      297,233(a)     242,598        +23
Net cumulative effect of accounting
  changes                                (103,908)         -             -
Net income                                193,325        242,598        -20

Income per share(b):
  Before accounting changes                  3.31(a)        2.69        +23
  Net cumulative effect of accounting
    changes                                 (1.16)           -           -
Net income                                   2.15           2.69        -20

Cash dividends paid per share:
  Common Stock                              1.140          1.030        +11
  Class B Common Stock                      1.035           .935        +11

Cash dividends paid                       100,499         91,444        +10

Capital additions                         211,621        249,795        -15

Stockholders' equity at year-end        1,412,344      1,465,279         -4

Net book value per share at year-end        16.12          16.25         -1

Price per share of Common Stock at
  year-end                                     49             47         +4

Outstanding shares at year-end(b)      87,613,236     90,186,336         -3





(a) Income before cumulative effect of accounting changes and income per share before accounting changes for 1993 included an after-tax gain of $40.6 million and $.45 per share, respectively, on the sale of the Corporation's investment interest in Freia Marabou a.s.

(b) Income per share has been computed based on weighted average outstanding shares of 89,757,135 for 1993 and 90,186,336 for 1992. Excluding treasury stock, outstanding shares as of December 31, 1993, consisted of 72,359,957 shares of Common Stock and 15,253,279 shares of Class B Common Stock.



The following information was presented in a graph in the Corporation's printed Annual Report to stockholders:

(dollars in millions)              1989    1990     1991    1992    1993

Net Sales                        $2,421  $2,716   $2,899  $3,220  $3,488


The following information was presented in a graph in the Corporation's printed Annual Report to stockholders:

(dollars in millions)                 1989    1990     1991    1992    1993
Income Before Accounting Changes
  and Non-recurring Gains            $ 171   $ 196    $ 220   $ 243   $ 256

Gain on Business Restructuring, Net     -       20       -       -       -
Gain on Sale of Investment Interest     -       -        -       -       41

  Income Before Cumulative
    Effect of Accounting Changes     $ 171   $ 216    $ 220   $ 243   $ 297

HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS - FINANCIAL REVIEW

Summary of Consolidated Operating Results

The Corporation achieved increased sales in 1993 and 1992. Net sales during this two-year period increased at a compound annual rate of 10%, primarily reflecting volume growth from new product introductions, existing confectionery and pasta products, international acquisitions, and modest confectionery and pasta price increases. Consolidated net sales during the last half of 1993 were heavily influenced by volume growth from new domestic confectionery products, acquisitions and promotional activities. These factors more than offset the effects of sluggish demand for existing brands in most of the Corporation's domestic and international markets which began late in the first quarter of 1993 and has continued to sporadically affect sales and income into early 1994.

Effective January 1, 1993, the Corporation adopted Statements of Financial Accounting Standards No. 106 "Employers' Accounting for Post-retirement Benefits Other Than Pensions" (FAS No. 106) and No. 109 "Accounting for Income Taxes" (FAS No. 109) by means of catch-up adjustments. The net charge associated with these changes in accounting had the effect of decreasing net income by approximately $103.9 million, or $1.16 per share.

In March 1993, the Corporation recorded a pre-tax gain of $80.6 million on the sale of its 18.6% investment interest in Freia
Marabou a.s (Freia) which had the effect of increasing net income by $40.6 million.

In March 1992, Hershey Chocolate U.S.A. increased the wholesale price of its line of packaged candy products by approximately 5%, the first increase since 1984. This product line represented approximately 15% of the Corporation's annual sales in 1992. The price increase was intended to cover the rising costs of certain raw materials, petroleum-based packaging materials, fuel and employee benefits.

Income, excluding the 1993 catch-up adjustments for accounting changes and the impact of the after-tax gain on the sale of the Freia investment, increased at a compound annual rate of 8% during the two-year period. This increase was a result of the growth in sales and an improved gross profit margin, partially offset by higher selling, marketing and administrative expenses and an increase in the effective income tax rate.

Summary of Financial Position and Liquidity

The Corporation's financial position remained strong during 1993. The capitalization ratio (total short-term and long-term debt as a percent of stockholders' equity, short-term and long-term debt) was 27% as of December 31, 1993 and 1992. The ratio of current assets to current liabilities was 1.1:1 as of December 31, 1993 and 1.3:1 as of December 31, 1992. The decrease in the current ratio reflects the sale of the Corporation's $179.1 million investment in Freia, and short-term borrowings for acquisitions and a share repurchase program, partially offset by the early repayment of long-term debt, which was classified as current as of December 31, 1992.

Historically, the Corporation's major source of financing has been cash generated from operations. Generally, seasonal working capital needs peak during the summer months and have been met by issuing commercial paper.

During the three-year period ended December 31, 1993, the Corporation's cash and cash equivalents decreased by $10.7 million. Total debt, including debt assumed, increased by $218.6 million during this same period reflecting the financing needs for several business acquisitions and a share repurchase program.



The Corporation anticipates that capital expenditures will be in the range of $200 million per annum during the next several years as a result of capacity expansion to support new products and continued modernization of existing facilities. As of December 31, 1993, the Corporation's principal capital commitments included manufacturing capacity expansion and modernization.

The following information was presented in a graph in the Corporation's printed Annual Report to stockholders:

(dollars in millions)       1989     1990    1991    1992    1993

Capital Additions          $ 162    $ 179   $ 226   $ 250   $ 212


Gross proceeds from the sale of the Corporation's Freia investment interest in the amount of $259.7 million were received in April 1993 and a portion thereof was used for the early repayment of long-term debt.

In the second quarter of 1993, the Corporation's Board of Directors approved a share repurchase program to acquire from time to time through open market or privately negotiated transactions up to $200 million of its Common Stock.
During 1993, a total of 2,573,100 shares of Common Stock were acquired under the share repurchase program, of which 264,000 shares were retired and the remaining 2,309,100 shares were held as treasury stock as of December 31, 1993.

As of December 31, 1993, $100 million of debt securities remained available for issuance under a Form S-3 Registration Statement which was declared effective in June 1990. In November 1993, the Corporation filed another Form S-3 Registration Statement under which it may offer, on a delayed or continuous basis, up to $400 million of additional debt securities. Proceeds from any offering of the $500 million of debt securities available under these shelf registrations may be used to reduce existing commercial paper borrowings, finance capital additions, and fund the share repurchase program and future business acquisitions.

In 1991, the Corporation established an employee stock ownership trust (ESOP) to serve as the primary vehicle for the Corporation's contributions to its existing employee savings and stock investment plan for participating domestic salaried and hourly employees. The ESOP was funded by a 7.75% loan of $47.9 million from the Corporation. The proceeds from this loan were used to purchase 1,193,816 shares of the Corporation's Common Stock which it had previously acquired through open market purchases.


Acquisitions and Divestiture

Operating results during the period were impacted by the following:



 - October 1993 - Completed the purchase of the outstanding shares of Overspecht B.V. (OZF Jamin) for approximately $20.2 million, plus the assumption of approximately $13.4 million in debt. OZF Jamin manufactures chocolate and non-chocolate confectionery products, cookies, biscuits and ice cream for distribution primarily to customers in the Netherlands and Belgium.

 - September 1993 - Completed the acquisition of the Italian confectionery business of Heinz Italia S.p.A. (Sperlari) for approximately $130.0 million. Sperlari is a leader in the Italian non-chocolate confectionery market and manufactures and distributes a wide range of confectionery products, including sugar candies and traditional products for special occasions such as nougat and gift boxes. Products are marketed under the Sperlari, Dondi, Scaramellini and other brands.

 - March 1993 - Acquired certain assets of the Cleveland area
   Ideal Macaroni and Weiss Noodle companies (Ideal/Mrs. Weiss) for approximately $14.6 million.

 - April 1992 - Completed the sale of Hershey do Brasil Participacoes Ltda., a holding company which owned a 41.7% equity interest in Petybon S.A., to the Bunge & Born Group for approximately $7.0 million. Petybon S.A., located in Brazil, is a producer of pasta, biscuits and margarine products.

 - October 1991 - Purchased the shares of Nacional de Dulces,
   S.A. de C.V. (subsequently renamed Hershey Mexico, S.A. de C.V.) owned by its joint venture partner, Grupo Carso, S.A. de C.V. Prior to this transaction, the Corporation owned 50% of the stock. Hershey Mexico produces, imports and markets chocolate products for the Mexican market under the HERSHEY'S brand name.

 - May 1991 - Acquired from Dairymen, Inc. certain assets of its ultra-high temperature fluid milk-processing business
   (aseptically-packaged drink business), including a Savannah, Georgia manufacturing facility.

 - May 1991 - Completed the acquisition of the Gubor Schokoladen GmbH and Gubor Schokoladenfabrik GmbH (Gubor) chocolate business from H. Bahlsens Keksfabrik KG. Gubor, which operates two manufacturing plants in Germany, produces and markets high-quality assorted pralines and seasonal chocolates under the GUBOR brand name. The transaction was effective as of January 1, 1991.


The following information was presented in a graph in the Corporation's printed Annual Report to stockholders:


Contribution to Net Sales of
  Businesses Acquired
(dollars in millions)                1991      1992     1993

  Existing Businesses              $2,790    $3,068   $3,262
  Acquired Businesses                 109       152      226

  Total Net Sales                  $2,899    $3,220   $3,488


A further discussion of these acquisitions and divestiture can be found in Note 2 to the consolidated financial statements.

Other Items

The Corporation's net sales, net income and cash flows are affected by business acquisitions, new product introductions, the timing of promotional activities and price increases. These factors generally benefited financial results in 1993. However, sluggish demand for existing brands and an increasingly seasonal sales bias resulted in a decline in net sales and net income in the second quarter of 1993 and, to the extent these conditions continue, has the potential to similarly impact financial results as the Corporation enters 1994.

The most significant raw material used in the production of the Corporation's chocolate and confectionery products is cocoa beans. Generally, the Corporation has been able to offset the effects of increases in the cost of this raw material through selling price increases or reductions in product weights. Conversely, declines in the cost of cocoa beans have served as a source of funds to maintain selling price stability, enhance consumer value through increases in product weights, respond to competitive activity, develop new products and markets, and offset rising costs of other raw materials and expenses.


The cost of cocoa beans and the prices for the related commodity futures contracts historically have been subject to wide fluctuations attributable to a variety of factors, including the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates and speculative influences. During the past decade, the market prices of cocoa beans and cocoa futures trended lower as a result of the worldwide cocoa bean crop exceeding demand during most years. However, cocoa crops for the most recent three years fell somewhat short of demand resulting in supply deficits.

Prices in 1993 were relatively stable because of the excess stocks produced earlier in the decade, but may begin to trend upward in 1994 as stocks decline further. The Corporation's costs during 1994 will not necessarily reflect market price fluctuations because of its forward purchasing practices, premiums and discounts reflective of relative values, varying delivery times, and supply and demand for specific varieties and grades of cocoa beans.

The major raw material used in the manufacture of pasta products is semolina milled from durum wheat. The Corporation purchases semolina from commercial millers and is also engaged in custom milling arrangements to obtain sufficient quantities of high-quality semolina. A decrease in plantings and adverse weather conditions in the Midwest reduced the quantity and quality of the 1993 durum wheat crop, resulting in substantial cost increases. Supplies are expected to remain tight and prices may continue at the recent high levels pending the outcome of the new crop harvest in the fall of 1994.





Capital Structure

The Corporation has two classes of stock outstanding, Common Stock and Class B Common Stock (Class B Stock). The Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors, with the Common Stock having one vote per share and the Class B Stock having ten votes per share. However, the Common Stock, voting separately as a class, is entitled to elect one-sixth of the Board of Directors. With respect to dividend rights, the Common Stock is entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

The Corporation's Common Stock is listed on the New York Stock Exchange (NYSE), which has a rule generally prohibiting dual classes of common stock. The Corporation's dual class structure has been grandfathered under this rule. In February 1994, the NYSE released for public comment a new uniform voting rights policy proposed by the Chairman of the Securities and Exchange Commission and agreed to by the American Stock Exchange and the National Association of Securities Dealers. The policy would provide that the voting rights of existing holders of publicly traded common stock cannot be disparately reduced or restricted through any corporate action or issuance. Under the proposed policy the Corporation's and other listed companies' existing dual class structures would be grandfathered.


Market Prices and Dividends

The following information was presented in a graph in the Corporation's printed Annual Report to stockholders:

                            1989    1990   1991    1992   1993
Dividends Paid Per Share
  of Common Stock
(dollars)

Regular                     $.74    $.84   $.94   $1.03  $1.14
Special                       -      .15     -       -      -

Total Dividends             $.74    $.99   $.94   $1.03  $1.14




Cash dividends paid on the Corporation's Common Stock and Class B Stock were $100.5 million in 1993 and $91.4 million in 1992. The annual dividend rate on the Common Stock is $1.20 per share, an increase of 11% over the 1992 rate of $1.08 per share. The 1993 dividend represented the 19th consecutive year of Common Stock dividend increases.

On February 8, 1994, the Corporation's Board of Directors declared a quarterly dividend of $.30 per share of Common Stock payable on March 15, 1994, to stockholders of record as of February 25, 1994. It is the Corporation's 257th consecutive Common Stock dividend. A quarterly dividend of $.2725 per share of Class B Stock was also declared.

Hershey Foods Corporation's Common Stock is listed and traded principally on the NYSE under the ticker symbol "HSY."
Approximately 29.3 million shares of the Corporation's Common
Stock were traded during 1993.

The closing price of the Common Stock on December 31, 1993 was $49.
The Class B Stock is not publicly traded. There were 32,859 stockholders of record of the Common Stock and the Class B Stock as of December 31, 1993.

The following table shows the dividends paid per share of Common
Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:

                            Dividends Paid     Common Stock
                              Per Share         Price Range*
                            Common   Class B
                            Stock     Stock      High    Low


1993
  1st Quarter              $ .270    $ .2450    $55-7/8  $46-1/2
  2nd Quarter                .270      .2450     54-5/8   45-3/4
  3rd Quarter                .300      .2725     51-7/8   43-1/2
  4th Quarter                .300      .2725     54-3/4   48-5/8
      Total               $ 1.140    $1.0350



1992
  1st Quarter              $  .245   $ .2225     $45-1/4  $39-7/8
  2nd Quarter                 .245     .2225      42-1/8   38-1/4
  3rd Quarter                 .270     .2450      45-1/2   41-5/8
  4th Quarter                 .270     .2450      48-3/8   43-1/2
      Total                $ 1.030  $  .9350

* NYSE-Composite Quotations for Common Stock by calendar quarter.

Operating Return on Average Stockholders' Equity

The following information was presented in a graph in the Corporation's printed Annual Report to stockholders:

(percent)                                 1989    1990     1991    1992    1993

Operating Return on Average
  Stockholders' Equity from
   Continuing Operations                  16.1    16.6     17.0    17.3    17.8
Gain on Business Restructuring, Net         -      1.7      -        -       -
Catch-up adjustment for Accounting
Changes and Gain on Sale of
  Investment Interest                       -       -        -       -     (4.4)

    Operating Return on Average
      Stockholders' Equity                16.1    18.3     17.0    17.3    13.4

The Corporation's operating return on average stockholders' equity was 17.8% in 1993. Over the most recent five-year period, the return has ranged from 16.1% in 1989 to 17.8% in 1993. For the purpose of calculating operating return on average stockholders' equity, earnings is defined as net income, excluding the after-tax gain on business restructuring in 1990, and both the catch-up adjustment for accounting changes and the after-tax gain on the sale of the investment in Freia in 1993.


Operating Return on Average Invested Capital

The following information was presented in a graph in the Corporation's printed Annual Report to stockholders:

(percent)                                 1989    1990     1991    1992    1993

Operating Return on Average Invested
  Capital from Continuing Operations      13.2    13.4     13.8    14.4    15.0
Gain on Business Restructuring, Net         -      1.2       -       -       -
Catch-up Adjustment for Accounting
  Changes and Gain on Sale of
    Investment Interest                     -       -        -       -     (3.5)

     Operating Return on Average
       Invested Capital                   13.2    14.6     13.8    14.4    11.5


The Corporation's operating return on average invested capital was 15.0% in 1993. Over the most recent five-year period, the return has ranged from 13.2% in 1989 to 15.0% in 1993. Average invested capital consists of the annual average of beginning and ending balances of long-term debt, deferred income taxes and stockholders' equity. For the purpose of calculating operating return on average invested capital, earnings is defined as net income, excluding the after-tax gains on business restructuring and the sale of the investment in Freia, the catch-up adjustment for accounting changes, and the after-tax effect of interest on long-term debt.

HERSHEY FOODS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of dollars except per share amounts)
For the years ended December 31,              1993          1992         1991

Net Sales                               $3,488,249    $3,219,805   $2,899,165


Costs and Expenses:

  Cost of sales                          1,995,502     1,833,388    1,694,404
  Selling, marketing and
    administrative                       1,035,519       958,189      814,459

    Total costs and expenses             3,031,021     2,791,577    2,508,863

Gain on Sale of Investment
  Interest                                  80,642         -            -

Income before Interest, Income
  Taxes and Accounting Changes             537,870       428,228      390,302
  Interest expense, net                     26,995        27,240       26,845

Income before Income Taxes
  and Accounting Changes                   510,875       400,988      363,457
  Provision for income taxes               213,642       158,390      143,929

Income before Cumulative Effect
  of Accounting Changes                    297,233       242,598      219,528

  Net cumulative effect of
    accounting changes                    (103,908)         -           -

Net Income                              $  193,325    $  242,598   $  219,528


Income Per Share:
  Before accounting changes             $     3.31    $     2.69   $     2.43
  Net cumulative effect of
     accounting changes                      (1.16)           -           -

  Net income                            $     2.15    $     2.69   $     2.43



Cash Dividends Paid Per Share:

  Common Stock                          $    1.140    $    1.030   $     .940
  Class B Common Stock                       1.035          .935         .850

The notes to consolidated financial statements are an integral part of these statements.

HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS - RESULTS OF  OPERATIONS

Net Sales

Net sales rose $268.4 million or 8% in 1993 and $320.6 million or 11% in 1992. The increase in 1993 primarily reflected volume growth from new products and business acquisitions, and pasta selling price increases, which more than offset the effects of sluggish demand for existing brands in most of the Corporation's domestic and international markets. The increase in 1992 was due to volume growth from existing brands, sales of new products, confectionery price increases and the consolidation of Hershey Mexico, the remaining shares of which were acquired in late 1991.

Costs and Expenses

Cost of sales as a percent of net sales decreased from 58.4% in 1991 to 56.9% in 1992 but increased to 57.2% in 1993. The decrease in gross margin in 1993 reflected higher manufacturing costs related to new products, incremental manufacturing, shipping and depreciation costs associated with the completion and start-up of new manufacturing and distribution facilities, and recurring expenses associated with a change in accounting for post-retirement benefits. These higher costs and expenses were partially offset by lower costs for certain major raw materials and pasta price increases. The increase in gross margin in 1992 was primarily due to lower costs for certain major raw materials, confectionery price increases, and manufacturing efficiencies.

Selling, marketing and administrative costs increased in 1993 primarily as a result of higher promotion expenses, associated with the sales volume growth and the introduction of new products, and incremental selling expenses related to business acquisitions. Selling, marketing and administrative costs increased in 1992, primarily as a result of higher promotion and advertising expenses related to sales volume growth and the introduction of new products.

Gain on Sale of Investment Interest

In March 1993, the Corporation sold its 18.6% investment interest in Freia to Kraft General Foods Holdings Norway, Inc.
and recorded a pre-tax gain of $80.6 million. This gain had the effect of increasing net income by $40.6 million.

Interest Expense, Net

Net interest expense decreased by $.2 million in 1993 as lower long-term interest expense, reflecting lower debt balances, and higher interest income more than offset a decrease in capitalized interest. Interest income increased due in part to interim investments of a portion of the proceeds from the sale of the investment in Freia. Capitalized interest was below the prior year reflecting the completion of major long-term construction projects in late 1992 and early 1993 and a corresponding reduction in expenditures qualifying for interest capitalization in 1993.

Net interest expense was $.4 million higher in 1992 than 1991, due to higher levels of short-term borrowings, offset partially by lower short-term interest rates, lower long-term interest expense, and an increase in capitalized interest.
The increase in short-term debt was a result of the Corporation's May 1992 purchase of its 18.6% investment interest in Freia and interim borrowings to finance capital additions. Long-term interest expense was below 1991 reflecting repayments of long-term debt. A cumulative increase in capital expenditures resulted in significantly higher capitalized interest in 1992 versus 1991.



Provision for Income Taxes

The Corporation's effective income tax rate was 41.8%, 39.5% and 39.6% in 1993, 1992 and 1991, respectively. The increase in 1993 was largely a result of the relatively high income taxes associated with the gain on the sale of the Corporation's Freia investment and an increase in the Federal statutory income tax rate as provided for in the Revenue Reconciliation Act of 1993, which reduced net income by $5.5 million. The effective income tax rate was lower in 1992 than in 1991 as a tax benefit associated with the sale of the Corporation's equity interest in its Brazilian joint venture more than offset the full-year impact in 1992 of a mid-1991 increase in the Pennsylvania corporate income tax rate.


Net Cumulative Effect of Accounting Changes

Effective January 1, 1993, the Corporation adopted FAS No. 106 and FAS No. 109 by means of catch-up adjustments. These changes in accounting had the effect of decreasing net income by approximately $103.9 million or $1.16 per share.


Net Income

Net income decreased by 20% in 1993. Excluding the impact of the after-tax gain on the 1993 sale of the Freia investment and the 1993 catch-up adjustments for accounting changes, income increased $14.1 million or 6% in 1993. Net income increased $23.1 million or 11% in 1992. Income as a percent of net sales, after excluding the 1993 net cumulative effect of accounting changes and the after-tax gain on the sale of the investment interest in Freia, was 7.4% in 1993, 7.5% in 1992, and 7.6% in 1991.

HERSHEY FOODS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
For the years ended December 31,                               1993         1992         1991

Cash Flows Provided from (Used by) Operating Activities

Net income                                                $ 193,325    $ 242,598    $ 219,528

Adjustments to reconcile net income
  to net cash provided
    from operations:

  Net cumulative effect of accounting
    changes                                                 103,908         -            -
  Depreciation and amortization                             113,064       97,087       85,413
  Deferred income taxes                                      11,047       21,404       20,654
  Gain on sale of investment interest                       (80,642)        -            -
  Changes in assets and liabilities,
    net of effects from business
      acquisitions:
    Accounts receivable -- trade                           (100,957)     (13,841)      (6,404)
    Inventories                                              32,347      (20,262)     (43,949)
    Accounts payable                                        (12,809)     (10,715)       4,070
    Other assets and liabilities                            110,259      (20,707)      94,270
  Other, net                                                  9,399          649      (26,242)

Net Cash Provided from Operating  Activities                378,941      296,213      347,340

Cash Flows Provided from (Used by) Investing Activities

  Capital additions                                        (211,621)    (249,795)    (226,071)
  Business acquisitions                                    (164,787)        -         (44,108)
  Sale (purchase) of investment interest                    259,718     (179,076)        -
  Other, net                                                 (1,947)       6,581       (1,510)

Net Cash (Used by) Investing Activities                    (118,637)    (422,290)    (271,689)

Cash Flows Provided from (Used by) Financing Activities

  Net increase in short-term debt                            67,485      201,425       56,489
  Long-term borrowings                                        1,130        1,259       23,620
  Repayment of long-term debt                              (104,792)     (32,173)     (27,861)
  Loan to ESOP                                                  -            -        (47,902)
  Proceeds from sale of Common Stock to ESOP                    -            -         47,902
  Cash dividends paid                                      (100,499)     (91,444)     (83,401)
  Repurchase of Common Stock                               (131,783)        -            -

Net Cash Provided from (Used by)
 Financing Activities                                      (268,459)      79,067      (31,153)

Increase (Decrease) in Cash and
  Cash Equivalents                                           (8,155)     (47,010)      44,498

Cash and Cash Equivalents as of January 1                    24,114       71,124       26,626

Cash and Cash Equivalents as of December 31               $  15,959    $  24,114    $  71,124


Interest Paid                                             $  32,073    $  29,515    $  24,468

Income Taxes Paid                                           171,586      151,490      119,038


The notes to consolidated financial statements are an integral part of these statements.


HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS - CASH FLOWS

Summary

Over the past three years, cash provided from operating activities and the net cash from the purchase and subsequent sale of the Corporation's investment interest in Freia exceeded cash requirements for capital additions and dividend payments by $140.3 million. Total debt, including debt assumed, increased during the period by $218.6 million, reflecting the financing needs for several business acquisitions and a share repurchase program. Cash and cash equivalents decreased by $10.7 million during the period.

The Corporation's income and, consequently, cash provided from operations during the year is affected by seasonal sales patterns, the timing of new product introductions, business acquisitions and price increases. Chocolate, confectionery and grocery seasonal and holiday-related sales have typically been highest during the third and fourth quarters of the year, representing the principal seasonal effect. Generally, the Corporation's seasonal working capital needs peak during the summer months and have been met by issuing commercial paper.


Operating Activities

During the past three years, depreciation and amortization have increased significantly as a result of continuous investment in capital additions and business acquisitions. Cash requirements for accounts receivable and inventories have tended to fluctuate during the three-year period based on sales during December and inventory management practices. The change in cash required for or provided from other assets and liabilities between the years was primarily related to commodities transactions, the timing of payments for accrued liabilities, including income taxes, and a corporate-owned life insurance program.


Investing Activities

Investing activities included capital additions, several business acquisitions, and the purchase and subsequent sale of an 18.6% investment interest in Freia in 1992 and 1993, respectively. The income taxes paid in 1993 on the Freia gain were included in operating activities. Capital additions during the past three years included the purchase of manufacturing equipment, construction of new manufacturing and office facilities and expansion of existing facilities. Businesses acquired during the past three years included OZF Jamin, Sperlari and Ideal/Mrs. Weiss in 1993, and Gubor, the aseptically-packaged drink business and Hershey Mexico in 1991. Cash used for business acquisitions represented the purchase price paid and consisted of the current assets, property, plant and equipment, and intangibles acquired, net of liabilities assumed.


Financing Activities

Financing activities included debt borrowings and repayments, payment of dividends, the repurchase of Common Stock in 1993, and ESOP transactions in 1991. During the past three years, short-term borrowings in the form of commercial paper or bank borrowings were used to fund seasonal working capital requirements, business acquisitions, the purchase of the Freia investment interest and a share repurchase program. A portion of the proceeds received from the sale of the Freia investment was used to repay long-term debt in 1993. In February 1991, the Corporation issued $100 million of Debentures under its Form S-3 Registration Statement which was declared effective in June 1990. A portion of the proceeds from issuance of the Debentures was used to repay $76.7 million of domestic commercial paper borrowings which were classified as long-term debt as of December 31, 1990.

During the second quarter of 1993, the Corporation's Board of Directors approved a share repurchase program to acquire from time to time through open market or privately negotiated transactions up to $200 million of Common Stock. During 1993, a total of 2,573,100 shares were repurchased at an average price of $51 per share.

During 1991, the Corporation established an ESOP to serve as the primary vehicle for the Corporation's contributions to its existing employee savings and stock investment plan for participating domestic salaried and hourly employees. The ESOP was funded by a 7.75% loan of $47.9 million from the Corporation. The proceeds from this loan were used to purchase, at a market price of $40-1/8 per share, 1,193,816 shares of the Corporation's Common Stock which it had previously acquired through open market purchases.

HERSHEY FOODS CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)
December 31,                                             1993          1992



ASSETS

Current Assets:

  Cash and cash equivalents                        $   15,959    $   24,114
  Accounts receivable--trade                          294,974       173,646
  Inventories                                         453,442       457,179
  Deferred income taxes                                85,548        46,451
  Prepaid expenses and other                           39,073        59,515
  Investment interest                                    -          179,076

    Total current assets                              888,996       939,981

Property, Plant and Equipment, Net                  1,460,904     1,295,989

Intangibles Resulting from Business
  Acquisitions                                        473,408       399,768

Other Assets                                           31,783        37,171

    Total assets                                   $2,855,091    $2,672,909

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

  Accounts payable                                 $  125,658    $  127,175
  Accrued liabilities                                 301,989       240,816
  Accrued income taxes                                 35,603         5,682
  Short-term debt                                     337,286       259,045
  Current portion of long-term debt                    13,309       104,224

   Total current liabilities                          813,845       736,942

Long-term Debt                                        165,757       174,273

Other Long-term Liabilities                           290,401        92,950

Deferred Income Taxes                                 172,744       203,465

      Total liabilities                             1,442,747     1,207,630

Stockholders' Equity:

  Preferred Stock, shares issued:
    none in 1993 and 1992                                -            -
  Common Stock, shares issued:
    74,669,057 in 1993 and 74,929,057 in 1992          74,669        74,929
  Class B Common Stock, shares issued:
    15,253,279 in 1993 and 15,257,279 in 1992          15,253        15,257
  Additional paid-in capital                           51,196        52,129
  Cumulative foreign currency
    translation adjustments                           (13,905)        2,484
  Unearned ESOP compensation                          (41,515)      (44,708)
  Retained earnings                                 1,445,609     1,365,188
  Treasury--Common Stock shares, at cost:
    2,309,100 in 1993 and none in 1992               (118,963)         -

      Total stockholders' equity                    1,412,344     1,465,279

      Total liabilities and
         stockholders' equity                      $2,855,091    $2,672,909

The notes to consolidated financial statements are an integral part of these balance sheets.

HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS - FINANCIAL CONDITION

Assets

Total assets increased $182.2 million or 7% as of December 31, 1993, primarily as a result of capital additions and intangibles from business acquisitions, offset somewhat by a decrease in current assets.

Current assets decreased by $51.0 million as a result of the sale of the $179.1 million investment interest in Freia, which was classified as a current asset as of December 31, 1992. This decrease was partially offset by increases in accounts receivable, resulting from inclusion of the accounts receivable of acquired businesses and the timing and payment terms associated with sales occurring toward the end of the year, and current deferred income taxes.

The $164.9 million net increase in property, plant and equipment included $65.6 million of assets acquired through business acquisitions. Capital additions totaled $211.6 million in 1993, while depreciation amounted to $100.1 million.

The increase in intangibles resulting from business acquisitions as of December 31, 1993, principally reflected the preliminary accounting for 1993 business acquisitions partially offset by amortization of intangibles.


Liabilities

Total liabilities increased by $235.1 million or 19% as of December 31, 1993, primarily due to higher long-term liabilities associated with the adoption of FAS No. 106 and higher current liabilities.

Current liabilities increased by $76.9 million principally as a result of liabilities assumed as part of business acquisitions and increases in accrued liabilities related to marketing promotions, benefits, compensation, and timing of income tax payments. A decline in current portion of long-term debt more than offset an increase in short-term debt. Current portion of long-term debt decreased by $90.9 million, reflecting the early retirement of $95.2 million of long-term debt which had been classified as current as of December 31, 1992. The increase in short-term debt was a result of commercial paper borrowings to finance capital additions and the share repurchase program.

The deferred income tax liability as of December 31, 1993 was provided using the liability method as required by FAS No. 109, which was adopted by the Corporation effective January 1, 1993. The decrease of $30.7 million reflected the impact of adopting FAS No. 109 and deferred income tax benefits associated with the adoption of FAS No. 106.




Stockholders' Equity

Total stockholders' equity declined by 4% in 1993 primarily due to the repurchase of Common Stock. Total stockholders' equity has increased at a compound annual rate of 9% over the past ten years.

HERSHEY FOODS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands of dollars)
                                                                     Cumulative
                                                                     Foreign      Unearned
                                                 Class B  Additional Currency     ESOP                Treasury       Total
                              Preferred  Common   Common  Paid-in    Translation  Compen-  Retained    Common     Stockholders'
                                Stock    Stock    Stock   Capital    Adjustments  sation   Earnings     Stock        Equity

Balance as of January 1, 1991    $ -   $74,910    $15,276  $49,249  $ 26,195    $  -       $1,077,907  $    -      $1,243,537

Net income                                                                                    219,528                 219,528
Dividends:
  Common Stock, $.940 per share                                                               (70,426)                (70,426)
  Class B Common Stock,
    $.850 per share                                                                           (12,975)                (12,975)
Foreign currency
  translation adjustments                                                229                                              229
Conversion of Class B Common
  Stock into Common Stock                   11        (11)                                                               -
Incentive plan transactions                                   (446)                                                      (446)
Employee stock ownership trust
  transactions                                               3,706               (47,902)                             (44,196)

Balance as of December 31, 1991    -    74,921     15,265   52,509    26,424     (47,902)   1,214,034      -        1,335,251

Net income                                                                                    242,598                 242,598
Dividends:
  Common Stock, $1.030 per share                                                              (77,174)                (77,174)
  Class B Common Stock,
    $.935 per share                                                                           (14,270)                (14,270)
Foreign currency
  translation adjustments                                            (23,940)                                         (23,940)
Conversion of Class B Common
  Stock into Common Stock                    8         (8)                                                               -
Incentive plan transactions                                   (741)                                                      (741)
Employee stock ownership
  trust transactions                                           361                 3,194                                3,555

Balance as of December 31, 1992    -    74,929     15,257   52,129     2,484     (44,708)   1,365,188       -       1,465,279

Net income                                                                                    193,325                 193,325
Dividends:
  Common Stock, $1.140 per share                                                              (84,711)                (84,711)
  Class B Common Stock,
    $1.035 per share                                                                          (15,788)                (15,788)
Foreign currency
  translation adjustments                                            (16,389)                                         (16,389)
Conversion of Class B Common
  Stock into Common Stock                    4         (4)                                                               -
Incentive plan transactions                                 (1,269)                                                    (1,269)
Employee stock ownership
  trust transactions                                           487                 3,193                                3,680
Repurchase of Common Stock                (264)               (151)                           (12,405)  (118,963)    (131,783)

Balance as of December 31, 1993  $ -   $74,669    $15,253  $51,196  $(13,905)   $(41,515)  $1,445,609  $(118,963)  $1,412,344

The notes to consolidated financial statements are an integral part of these statements.

HERSHEY FOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies employed by the Corporation are discussed below and in other notes to the consolidated financial statements. Certain reclassifications have been made to prior year amounts to conform to the 1993 presentation.


Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of intercompany accounts and transactions. Investments in affiliated companies are accounted for using the equity method.


Cash Equivalents

All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.


Commodities Futures and Options Contracts

In connection with the purchasing of major commodities (principally cocoa and sugar) for anticipated manufacturing requirements, the Corporation enters into commodities futures and options contracts as deemed appropriate to reduce the risk of future price increases. These futures and options contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost.


Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of buildings, machinery and equipment is computed using the straight-line method over the estimated useful lives.


Intangibles Resulting from Business Acquisitions

Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of businesses acquired
(goodwill). Goodwill is amortized on a straight-line basis over 40 years. Other intangible assets are amortized on a straight-line basis over their estimated useful lives.

Accumulated amortization of intangible assets resulting from business acquisitions was $73.4 million and $61.2 million as of December 31, 1993 and 1992, respectively.


Foreign Currency Translation

Results of operations for international entities are translated using the average exchange rates during the period. For international entities operating in non-highly inflationary economies, assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded in a separate component of stockholders' equity, "Cumulative Foreign Currency Translation Adjustments."






Foreign Exchange Contracts

The Corporation enters into foreign exchange contracts to hedge transactions denominated in international currencies and to hedge payment of intercompany transactions with its non-domestic subsidiaries. Gains and losses are accounted for as part of the underlying transactions. In entering into these contracts the Corporation has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any losses as a result of counterparty defaults.

As of December 31, 1993, the Corporation had contracts maturing in 1994 and 1995 to purchase $39.1 million in foreign currency at contracted forward rates, primarily British sterling and Canadian dollars, and to sell $3.6 million in foreign currency at contracted forward rates. As of December 31, 1992, the Corporation had contracts maturing in 1993 and 1994 to purchase $57.2 million in foreign currency at contracted forward rates, primarily Canadian dollars and British sterling, and to sell at $238.9 million in foreign currency at contracted forward rates, related to Norwegian kroner to be received from the sale of the Corporation's investment interest in Freia Marabou a.s (Freia) as discussed below.


License Agreements

The Corporation has entered into license agreements under which it has access to proprietary technology and manufactures and/or markets and distributes certain products. The rights under these agreements are extendable on a long-term basis at the Corporation's option subject to certain conditions, including minimum sales levels. License fees and royalties, payable under the terms of the agreements, are expensed as incurred.

2. ACQUISITIONS AND DIVESTITURE

In October 1993, the Corporation completed the purchase of the outstanding shares of Overspecht B.V. (OZF Jamin) for approximately $20.2 million, plus the assumption of approximately $13.4 million in debt. OZF Jamin manufactures chocolate and non-chocolate confectionery products, cookies, biscuits and ice cream for distribution primarily to customers in the Netherlands and Belgium.

In September 1993, the Corporation completed the acquisition of the Italian confectionery business of Heinz Italia S.p.A. (Sperlari) for approximately $130.0 million. Sperlari is a leader in the Italian non-chocolate confectionery market and manufactures and distributes a wide range of confectionery products, including sugar candies and traditional products for special occasions such as nougat and gift boxes. Products are marketed under the Sperlari, Dondi, Scaramellini and other brands.

In March 1993, the Corporation acquired certain assets of the Cleveland area Ideal Macaroni and Weiss Noodle companies for approximately $14.6 million.

In October 1991, the Corporation purchased the shares of Nacional de Dulces, S.A. de C.V. (NDD) owned by its joint venture partner, Grupo Carso, S.A. de C.V., for $10.0 million. Prior to the acquisition, the Corporation owned 50% of the outstanding stock of NDD. Subsequent to the acquisition, NDD was renamed Hershey Mexico, S.A. de C.V. (Hershey Mexico). Hershey Mexico produces, imports and markets chocolate products for the Mexican market under the HERSHEY'S name.

In May 1991, the Corporation purchased certain assets of Dairymen, Inc.'s ultra-high temperature fluid milk-processing business, including a Savannah, Georgia manufacturing facility for $2.2 million, plus the assumption of $8.5 million in debt.

Also in May 1991, the Corporation completed the acquisition of the Gubor Schokoladen GmbH and Gubor Schokoladenfabrik GmbH (Gubor) chocolate business from H. Bahlsens Keksfabrik KG for $31.9 million, plus the assumption of $9.0 million in debt. Gubor manufactures and markets high-quality assorted pralines and seasonal chocolates in Germany. The acquisition was effective as of January 1, 1991.

In accordance with the purchase method of accounting, the purchase prices of the acquisitions summarized above were allocated to the underlying assets and liabilities at the date of acquisition based on their estimated respective fair values which may be revised at a later date. Total liabilities assumed, including debt, were $54.0 million in 1993 and $40.4 million in 1991. Results subsequent to the dates of acquisition are included in the consolidated financial statements. Had the results of these acquisitions been included in consolidated results for the entire length of each period presented, the effect would not have been material.


In April 1992, the Corporation completed the sale of Hershey do Brasil Participacoes Ltda., a holding company which owned a 41.7% equity interest in Petybon S.A., to the Bunge & Born Group for approximately $7.0 million. Petybon S.A., located in Brazil, is a producer of pasta, biscuits and margarine products. The sale resulted in a modest pre-tax gain and a reduction in the effective income tax rate of .8% for 1992.


3. GAIN ON SALE OF INVESTMENT INTEREST

In May 1992, the Corporation completed the acquisition of an 18.6% investment interest in Freia for $179.1 million. The investment was accounted for under the cost method in 1992. In October 1992, the Corporation tendered its investment interest in response to a Kraft General Foods Holdings Norway, Inc. (KGF) bid to acquire Freia subject to certain conditions, including approval by the Norwegian government.

KGF received approval of its ownership and, in March 1993, the Corporation recorded a pre-tax gain of $80.6 million on the sale of its Freia investment. This gain had the effect of increasing net income by $40.6 million. Gross proceeds from the sale in the amount of $259.7 million were received in April 1993.

4. INTEREST EXPENSE

Interest expense, net consisted of the following:
For the years ended December 31,                        1993          1992         1991
(in thousands of dollars)

Long-term debt and lease obligations                  $23,016      $30,435       $32,252
Short-term debt                                        11,854       11,328         7,403
Capitalized interest                                   (4,646)     (12,055)      (10,386)
  Gross interest expense                               30,224       29,708        29,269
Interest income                                        (3,229)      (2,468)       (2,424)

Interest expense, net                                 $26,995      $27,240       $26,845


5. SHORT-TERM DEBT

Generally, the Corporation's short-term borrowings are in the form of commercial paper or bank loans with an original maturity of three months or less. The Corporation maintained lines of credit arrangements with domestic and international commercial banks, under which it could borrow in various currencies up to $560 million as of December 31, 1993 and up to $377 million as of December 31, 1992 at the lending banks' prime commercial interest rates or lower. These lines of credit, which may be used to support commercial paper borrowings, may be terminated at the option of the Corporation. The Corporation had combined domestic commercial paper borrowings and short-term international bank loans against these lines of credit of $337.3 million and $259.0 million as of December 31, 1993 and 1992, respectively.

Lines of credit were supported by commitment fee arrangements.
The fees were generally 1/8% per annum of the commitment. There were no significant compensating balance agreements which legally restricted these funds.

As a result of maintaining a consolidated cash management system, the Corporation maintains overdraft positions at certain banks. Such overdrafts, which were included in accounts payable, were $17.2 million and $22.0 million as of December 31, 1993 and 1992, respectively.

6. LONG-TERM DEBT

Long-term debt consisted of the following:

December 31,                                                      1993        1992
(in thousands of dollars)


Medium-term Notes, 8.45% to 9.92%, due 1994-1998              $ 55,400    $ 55,400
9.5% Sinking Fund Debentures due 2009                              -        42,000
9.125% Sinking Fund Debentures due 2016                            -        50,000
8.8% Debentures due 2021                                       100,000     100,000
Other obligations, net of unamortized
  debt discount                                                 23,666      31,097
Total long-term debt                                           179,066     278,497
Less -- current portion                                         13,309     104,224
Long-term portion                                             $165,757    $174,273

As of December 31, 1992, current portion of long-term debt included $95.2 million of debt which, in 1993, the Corporation retired early using a portion of the proceeds from the sale of its investment interest in Freia.

Aggregate annual maturities during the next five years are:
1994, $13.3 million; 1995, $7.8 million; 1996, $2.1 million;
1997, $15.9 million; and 1998, $25.5 million. The Corporation's debt is principally unsecured and of equal priority. None of the debt is convertible into stock of the Corporation. The Corporation is in compliance with all covenants included in the related debt agreements.

7. INCOME TAXES

Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (FAS No. 109), which requires the use of the liability method of accounting for deferred income taxes. This change in accounting as of January 1, 1993, which was recorded as a catch-up adjustment, increased net income by $8.2 million or $.09 per share.

The provision for income taxes, which included the effect of an increase in the Federal statutory income tax rate as provided for in the Revenue Reconciliation Act of 1993 but excluded the FAS No. 109 catch-up adjustment, was as follows:

For the years ended December 31,                1993              1992          1991
(in thousands of dollars)

Current:
  Federal                                    $141,541          $104,223     $ 96,074
  State                                        37,358            30,968       25,128
  International                                23,696             1,795        2,073
Current provision for income taxes            202,595           136,986      123,275

Deferred:
  Federal                                       2,949            11,770       12,618
  State                                         1,764             4,579        6,111
  International                                 6,334             5,055        1,925
Deferred provision for income taxes            11,047            21,404       20,654

Total provision for income taxes             $213,642          $158,390     $143,929


The tax effects of the significant temporary differences which comprised the deferred tax assets and liabilities were as follows:


                                                                                            Net
                                                Deferred           Deferred               Deferred
                                                 Income             Income                 Income
                                                  Tax                Tax                 Tax Assets
December 31, 1993                                Assets          (Liabilities)          (Liabilities)
(in thousands of dollars)


Current:
  Post-retirement benefit obligations            $  3,478        $    -
  Accrued expenses and other reserves              70,678             -
  Other                                            16,555          (5,163)

    Total current deferred income taxes            90,711          (5,163)             $  85,548

Non-current:
  Depreciation                                       -           (214,566)
  Post-retirement benefit obligations              78,190            -
  Accrued expenses and other reserves              24,800            -
  Other                                            10,744         (71,912)

    Total non-current deferred income taxes       113,734        (286,478)              (172,744)

  Total deferred income taxes                    $204,445       $(291,641)             $ (87,196)

The following table reconciles the Federal statutory income tax rate with the Corporation's effective income tax rate:

For the years ended December 31,                         1993          1992       1991

Federal statutory tax rate                               35.0%         34.0%      34.0%
  Increase (reduction) resulting from:
  State income taxes, net of Federal income benefits      6.2           6.0        5.5
  Sale of investment interest                             1.5            -          -
  Non-deductible acquisition costs                        0.6           0.9        1.0
  Sale of equity interest                                  -           (0.8)        -
  Corporate-owned life insurance                         (1.0)         (1.0)      (1.1)
  Other, net                                             (0.5)          0.4        0.2
Effective income tax rate                                41.8%         39.5%      39.6%


8. RETIREMENT PLANS

The Corporation and its subsidiaries sponsor several defined benefit retirement plans covering substantially all employees. Plans covering most domestic salaried and hourly employees provide retirement benefits based on individual account balances which are increased annually by pay-related and interest credits. Plans covering certain non-domestic employees provide retirement benefits based on career average pay, final pay, or final average pay as defined within the provisions of the individual plans. The Corporation also participates in several multi-employer retirement plans which provide defined benefits to employees covered under certain collective bargaining agreements.

The Corporation's policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 and Federal income tax laws, respectively. Non-domestic pension liabilities are funded in accordance with applicable local laws and regulations. Plan assets are invested in a broadly diversified portfolio consisting primarily of domestic and international common stocks and fixed income securities.

Pension expense included the following components:

For the years ended December 31,                          1993        1992        1991
(in thousands of dollars)

Service cost                                          $ 27,835     $ 22,858   $ 20,056
Interest cost on projected benefit obligations          26,423       24,098     22,148
Investment return on plan assets                       (46,232)     (12,331)   (53,627)
Net amortization and deferral                           18,519      (15,245)    30,161
Corporate sponsored plans                               26,545       19,380     18,738
Multi-employer plans                                       612          580      1,231
Other                                                      678          630        645
Total pension expense                                 $ 27,835     $ 20,590   $ 20,614

The funded status and amounts recognized in the consolidated balance sheets for the retirement plans were as follows:

                                                   December 31, 1993                      December 31, 1992
                                              Assets          Accumulated             Assets         Accumulated
                                              Exceeded        Benefits                Exceeded       Benefits
                                              Accumulated     Exceeded                Accumulated    Exceeded
                                              Benefits        Assets                  Benefits       Assets
(in thousands of dollars)

Actuarial present value of:
  Vested benefit obligations                   $144,608       $204,861                $1,643         $319,635

  Accumulated benefit obligations              $155,838       $221,867                $1,987         $344,091

Actuarial present value of
  projected benefit obligations                $185,926       $231,972                $3,255         $375,715
Plan assets at fair value                       166,727        181,813                 2,566          305,255
Plan assets less than projected
  benefit obligations                            19,199         50,159                   689           70,460
Net gain (loss) unrecognized at
  date of transition                             (5,440)         4,381                    79           (1,306)
Prior service cost and amendments
  not yet recognized in earnings                     94        (11,556)                   (6)         (12,815)
Unrecognized net loss from past
  experience different than that
  assumed                                        (7,171)       (13,948)                 (708)         (29,664)
Minimum liability adjustment                        -           14,866                     -           18,999

Accrued pension liability                      $  6,682       $ 43,902                 $  54         $ 45,674

The projected benefit obligations for the plans were determined principally using a discount rate of 7.0% as of December 31, 1993 and 1992. For both 1993 and 1992 the assumed long-term compensation increase rate and the assumed long-term rate of return on plan assets were primarily 6.0% and 9.5%, respectively.


9. POST-RETIREMENT BENEFITS

The Corporation and its subsidiaries provide certain health care and life insurance benefits for retired employees subject to pre-defined limits. Substantially all of the Corporation's domestic employees become eligible for these benefits at retirement with a pre-defined benefit being available at an early retirement date. The post-retirement medical benefit is contributory for pre-Medicare retirees and for most post-Medicare retirees retiring on or after February 1, 1993.
Retiree contributions are based upon a combination of years of service and age at retirement. The post-retirement life insurance benefit is non-contributory.

Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Post-retirement Benefits Other Than Pensions" (FAS No. 106) which requires that the cost of post-retirement benefits be accrued during employees' working careers. The Corporation elected to adopt FAS No. 106 by means of a catch-up adjustment which had the effect of decreasing net income by $112.2 million, or $1.25 per share, after a deferred tax benefit of $76.3 million.

Prior to 1993, the Corporation accounted for such benefits as an expense as paid. Expense recognized under FAS No. 106 during 1993 incrementally reduced net income by $5.9 million and consisted of the following components (in thousands of dollars):






  Service cost                                             $ 3,997
  Interest cost on projected benefit obligations            12,897
  Amortization                                                (280)

  Total                                                    $16,614


Obligations are unfunded and the actuarial present value of accumulated post-retirement benefit obligations recognized in the consolidated balance sheet as of December 31, 1993 was as follows (in thousands of dollars):


    Retirees                                               $ 87,765
    Fully eligible active plan participants                  31,852
    Other active plan participants                           65,069

    Total                                                   184,686
    Plan amendments                                           5,746
    Unrecognized net gain from past experience
      different than that assumed                             7,976

    Accrued post-retirement benefits                       $198,408

The accumulated post-retirement benefit obligations were determined using a discount rate of 7.5% as of December 31, 1993. The assumed average health care cost trend rate used in measuring the accumulated post-retirement benefit obligations as of December 31, 1993 was principally 12% in 1993, gradually declining to approximately 7% over ten years. A one percentage point increase in the average health care cost trend rate would increase the accumulated post-retirement benefit obligations as of December 31, 1993 by $18.3 million and the sum of the service and interest costs by $2.2 million.

As part of its long-range financing plans, the Corporation, in 1989, implemented a corporate-owned life insurance program covering most of its domestic employees. After paying employee death benefits, proceeds from this program will be available for general corporate purposes and may be used to offset future employee benefits costs, including retiree medical benefits.
The Corporation's investment in corporate-owned life insurance policies was recorded net of policy loans in other assets, and interest accrued on the policy loans was included in accrued liabilities as of December 31, 1993. Net life insurance expense, including interest expense, was included in selling, marketing and administrative expenses.


10. EMPLOYEE STOCK OWNERSHIP TRUST

In 1991, the Corporation established an employee stock ownership trust (ESOP) to serve as the primary vehicle for the Corporation's contributions to its existing employee savings and stock investment plan for participating domestic salaried and hourly employees. The ESOP was funded by a 15-year 7.75% loan of $47.9 million from the Corporation. The proceeds from this loan were used to purchase, at a market price of $40 1/8 per share, 1,193,816 shares of the Corporation's Common Stock which it had previously acquired through open market purchases.

During 1993 and 1992, the ESOP received a combination of dividends on unallocated shares and contributions from the Corporation equal to the amount required to meet its principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 79,588 shares of Common Stock each year. As of December 31, 1993 the ESOP held 152,406 of allocated shares and 1,034,640 of unallocated shares.

The Corporation recognized net compensation expense equal to the shares allocated multiplied by the original cost of $40 1/8 per share less dividends received by the ESOP on unallocated shares. Compensation expense related to the ESOP for 1993 and 1992 was $2.0 million and $2.3 million, respectively. Dividends paid on unallocated ESOP shares were $1.2 million in 1993 and $.9 million in 1992. The unearned ESOP compensation balance of $41.5 million as of December 31, 1993 represented deferred compensation expense to be recognized by the Corporation in future years as additional shares are allocated to participants.





11. CAPITAL STOCK AND NET INCOME PER SHARE

As of December 31, 1993, the Corporation had 530,000,000 authorized shares of capital stock. Of this total, 450,000,000 shares were designated as Common Stock, 75,000,000 shares as Class B Common Stock (Class B Stock), and 5,000,000 shares as Preferred Stock, each class having a par value of one dollar per share. As of December 31, 1993, a combined total of 89,922,336 shares of both classes of common stock had been issued of which 87,613,236 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 1993.

The Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors, with the Common Stock having one vote per share and the Class B Stock having ten votes per share. However, the Common Stock, voting separately as a class, is entitled to elect one-sixth of the Board of Directors. With respect to dividend rights, the Common Stock is entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 1993, 1992 and 1991, a total of 4,000, 7,775, and 11,350 shares, respectively, of Class B Stock were converted into Common Stock.

Hershey Trust Company, as Trustee for Milton Hershey School
(Hershey Trust), as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held a total of 21,398,312 shares of the Common Stock, and as Trustee for Milton Hershey School, held 15,153,003 shares of the Class B
Stock as of December 31, 1993, and was entitled to cast approximately
77% of the total votes of both classes of the Corporation's common stock. Hershey Trust must approve the issuance of shares of Common Stock or any other action which would result in the Hershey Trust not continuing to have voting control of the Corporation.

During the second quarter of 1993, the Corporation's Board of Directors approved a share repurchase program to acquire from time to time through open market or privately negotiated transactions up to $200 million of Common Stock. During 1993, a total of 2,573,100 shares were repurchased at an average price of $51 of which 264,000 shares were retired and the remaining 2,309,100 shares were held as treasury stock as of December 31, 1993. Of the total purchased, 2,000,000 shares were acquired from Hershey Trust for approximately $103.1 million.

Net income per share has been computed based on the weighted average number of shares of the Common Stock and the Class B Stock outstanding during the year. Average shares outstanding were 89,757,135 for 1993 and 90,186,336 for 1992 and 1991.

12. INCENTIVE PLAN

The long-term portion of the 1987 Key Employee Incentive Plan
(Plan) provides for grants or awards to senior executives and key employees of one or more of the following: performance stock units, non-qualified stock options (stock options), stock appreciation rights and restricted stock units. The Plan also provides for the deferral of performance stock unit awards by participants.

As of December 31, 1993, a total of 190,855 contingent performance stock units and restricted stock units had been granted for potential future distribution, primarily related to three-year cycles ending December 31, 1993, 1994 and 1995. Deferred performance stock units and accumulated dividend amounts totaled 255,288 shares as of December 31, 1993.

Stock options are granted at exercise prices of not less than 100% of the fair market value of a share of Common Stock at the time the option is granted and are exercisable for periods no longer than ten years from the date of grant. Each option may be used to purchase one share of Common Stock. No compensation expense is recognized under the stock options portion of the Plan.

No stock appreciation rights had been granted or awarded as of December 31, 1993.










Stock option activity was as follows:

                                             Shares under Options
                                             Number     Option Price
                                           of Shares     per Share


Outstanding -- January 1, 1991             834,960       $23-3/4 to 35-3/8

  Granted                                   59,800       $36-1/4
  Exercised                                (30,135)      $23-3/4 to 28
  Cancelled                                 (7,500)      $35-3/8
Outstanding -- December 31, 1991           857,125       $23-3/4 to 36-1/4

  Granted                                  939,000       $41-1/8 to 44-3/4
  Exercised                                (69,650)      $23-3/4 to 35-3/8
  Cancelled                                 (9,500)      $44-3/4
Outstanding -- December 31, 1992         1,716,975       $25-3/8 to 44-3/4

  Granted                                  116,600       $47 to 53
  Exercised                                (82,850)      $25-3/8 to 35-3/8
  Cancelled                                (20,300)      $44-3/4
Outstanding -- December 31, 1993         1,730,425       $25-3/8 to 53

13. SUPPLEMENTAL INCOME STATEMENT INFORMATION

Supplemental income statement information is provided in the table below.
These costs were expensed in the year incurred.
For the years ended December 31,             1993        1992       1991
(in thousands of dollars)

Promotion                                $444,546    $398,577   $325,465
Advertising                               130,009     137,631    117,049
Maintenance and repairs                    85,845      79,563     72,192
Depreciation expense                      100,124      84,434     72,735
Rent expense                               24,524      23,960     23,288
Research and development                   26,151      24,203     22,770

Rent expense pertains to all operating leases which were principally related to certain administrative buildings, distribution facilities and transportation equipment. Future minimum rental payments under non-cancellable operating leases with a remaining term in excess of one year as of December 31, 1993, were: 1994, $12.3 million; 1995, $12.0 million; 1996,
$11.4 million; 1997, $11.1 million; 1998, $10.7 million; 1999 and beyond, $102.8 million.

Amounts for taxes other than payroll and income taxes, amortization of intangibles resulting from business acquisitions, and royalties were less than 1% of net sales.


14. SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts Receivable - Trade

In the normal course of business, the Corporation extends credit to customers which satisfy pre-defined credit criteria. The Corporation believes that it has little concentration of credit risk due to the diversity of its customer base. Receivables, as shown on the consolidated balance sheets, were net of allowances and anticipated discounts of $12.5 million and $10.4 million as of December 31, 1993 and 1992, respectively.


Inventories

The Corporation values the majority of its inventories under the last-in, first-out (LIFO) method and the remaining inventories at the lower of first-in, first-out (FIFO) cost or market. LIFO cost of inventories valued using the LIFO method was $310.6 million as of December 31, 1993 and $350.4 million as of December 31, 1992 and all inventories were stated at amounts that did not exceed realizable values. Total inventories were as follows:

December 31,                                        1993                 1992
(in thousands of dollars)



Raw materials                                   $209,570            $243,243
Goods in process                                  37,261              30,965
Finished goods                                   265,616             231,313
Inventories at FIFO                              512,447             505,521
Adjustment to LIFO                               (59,005)            (48,342)

Total inventories                               $453,442            $457,179


Property, Plant and Equipment

Property, plant and equipment balances included construction in progress of $171.1 million and $196.9 million as of December 31,1993 and 1992, respectively. Major classes of property, plant and equipment were as follows:

December 31,                                        1993                  1992
(in thousands of dollars)


Land                                            $   48,239          $   40,163
Buildings                                          430,199             385,545
Machinery and equipment                          1,563,326           1,371,729
  Property, plant and equipment, gross           2,041,764           1,797,437
Accumulated depreciation                           580,860             501,448
Property, plant and equipment, net              $1,460,904          $1,295,989

Accrued Liabilities

Accrued liabilities were as follows:
December 31,                                          1993                1992
(in thousands of dollars)


Payroll and other compensation                   $ 81,909           $ 63,088
Advertising and promotion                          89,819             72,735
Other                                             130,261            104,993
Total accrued liabilities                        $301,989           $240,816

Other Long-term Liabilities

Other long-term liabilities were as follows:
December 31,                                          1993                1992
(in thousands of dollars)

Accrued post-retirement benefits                  $189,959             $    -
Other                                              100,442              92,950
Total other long-term liabilities                 $290,401             $92,950


15. SEGMENT INFORMATION

The Corporation operates in a single consumer foods line of business, encompassing the domestic and international manufacture, distribution and sale of chocolate, confectionery, grocery and pasta products.

Operations in Canada and Europe represent the majority of the Corporation's international business. Historically, transfers of product between geographic areas have not been significant. Net sales, income before interest, income taxes and accounting changes, and identifiable assets by geographic segment were as follows:

For the years ended December 31,                 1993           1992           1991
(in thousands of dollars)
Net sales:
  Domestic                                  $3,080,329     $2,871,438    $2,566,448
  International                                407,920        348,367       332,717
Total                                       $3,488,249     $3,219,805    $2,899,165

Income before interest, income taxes
  and accounting changes:
  Domestic                                  $  446,565     $  419,317    $  381,549
  International                                 10,663          8,911         8,753
  Gain on sale of investment interest           80,642            -            -
Total                                       $  537,870     $  428,228    $  390,302

Identifiable assets as of December 31:
  Domestic                                  $2,281,766     $2,353,230    $2,003,425
  International                                573,325        319,679       338,397
Total                                       $2,855,091     $2,672,909    $2,341,822

16. QUARTERLY DATA (Unaudited)

Summary quarterly results were as follows:

(in thousands of dollars except per share amounts)
Year 1993                                   First       Second      Third       Fourth


Net sales                                $897,788     $618,430   $935,662   $1,036,369
Gross profit                              387,019      254,834    390,846      460,048
Income before cumulative effect
  of accounting changes                   105,055       26,025     73,971       92,182
Net cumulative effect of
  accounting changes                     (103,908)         -          -            -
Net income                                  1,147(a)    26,025     73,971       92,182
Income per share(b):
  Before accounting changes                  1.16          .29        .82         1.04
  Net cumulative effect of accounting
    changes                                 (1.15)          -          -           -
  Net income                                  .01          .29        .82         1.04
Weighted average shares outstanding        90,186       90,186     90,124       88,489



Year 1992                                  First       Second      Third       Fourth

Net sales                                $800,967     $621,840    $827,475    $969,523
Gross profit                              337,529      266,791     352,792     429,305
Net income                                 58,924       34,475      66,880      82,319
Net income per share                          .65          .39         .74         .91

Weighted average shares outstanding        90,186       90,186      90,186      90,186


(a)  Net income for the first quarter and year 1993 included the net cumulative effect of accounting changes for post-retirement benefits and income taxes of
     $(103.9) million and an after-tax gain on the sale of the investment interest in Freia of $40.6 million.  Net income per share was similarly impacted.

(b)  Quarterly income per share amounts for 1993 do not total to annual amounts due to the changes in weighted average shares outstanding during the year.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

Hershey Foods Corporation is responsible for the financial statements and other financial information contained in this report. The Corporation believes that the financial statements have been prepared in conformity with generally accepted accounting principles appropriate under the circumstances to reflect in all material respects the substance of applicable events and transactions. In preparing the financial statements, it is necessary that management make informed estimates and judgments. The other financial information in this annual report is consistent with the financial statements.

The Corporation maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of the system must be related to the benefits to be derived. The Corporation believes its system provides an appropriate balance in this regard. The Corporation maintains an Internal Audit Department which reviews the adequacy and tests the application of internal accounting controls.

The financial statements have been audited by Arthur Andersen & Co., independent public accountants, whose appointment was ratified by stockholder vote at the stockholders' meeting held on April 26, 1993. Their report expresses an opinion that the Corporation's financial statements are fairly stated in conformity with generally accepted accounting principles, and they have indicated to us that their examination was performed in accordance with generally accepted auditing standards which are designed to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The Audit Committee of the Board of Directors of the Corporation, consisting solely of outside directors, meets regularly with the independent public accountants, internal auditors and management to discuss, among other things, the audit scopes and results. Arthur Andersen & Co. and the internal auditors both have full and free access to the Audit Committee, with and without the presence of management.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of Hershey Foods Corporation:

We have audited the accompanying consolidated balance sheets of Hershey Foods Corporation (a Delaware Corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended
December 31, 1993, appearing on pages 20, 22, 24, 26 and 27 through 36. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hershey Foods Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Notes 7 and 9 to the consolidated financial statements, effective January 1, 1993, the Corporation changed its methods of accounting for income taxes and post-retirement benefits other than pensions.


/s/Arthur Andersen & Co.
New York, N.Y.
January 28, 1994


HERSHEY FOODS CORPORATION
ELEVEN-YEAR CONSOLIDATED FINANCIAL SUMMARY

                                                     10-Year
                                                     Compound
                                                     Growth
                                                     Rate             1993           1992          1991          1990           1989
(all dollar and share amounts in thousands except
 market price and per share statistics)


Summary of Operations(a)
  Net Sales                                          10.5%   $   3,488,249      3,219,805      2,899,165    2,715,609      2,420,988
  Cost of Sales                                       9.0%   $   1,995,502      1,833,388      1,694,404    1,588,360      1,455,612
  Selling, Marketing and Administrative              14.4%   $   1,035,519        958,189        814,459      776,668        655,040
  Gain on Business Restructuring, Net                        $        -              -              -          35,540           -
  Gain on Sale of Investment Interest                        $      80,642           -              -            -              -
  Interest Expense, Net                               6.3%   $      26,995         27,240         26,845       24,603         20,414
  Income Taxes                                       11.8%   $     213,642        158,390        143,929      145,636        118,868
  Income from Continuing Operations
     Before Accounting Changes                       13.9%   $     297,233        242,598        219,528      215,882        171,054
  Net Cumulative Effect of Accounting Changes                $    (103,908)          -              -            -              -
  Discontinued Operations                                    $        -              -              -            -              -
  Net Income                                          6.8%   $     193,325        242,598        219,528      215,882        171,054

  Income Per Share:
     From Continuing Operations
       Before Accounting Changes(b)                   4.4%   $        3.31(g)        2.69           2.43         2.39(h)        1.90
  Net Cumulative Effect of Accounting Changes                $       (1.16)           -              -            -              -
  Net Income(b)                                       7.2%   $        2.15(g)        2.69           2.43         2.39(h)        1.90
  Weighted Average Shares Outstanding (b)                           89,757         90,186         90,186       90,186         90,186
  Dividends Paid on Common Stock                      9.4%   $      84,711         77,174         70,426       74,161(d)      55,431
     Per Share (b)                                   12.0%   $       1.140          1.030           .940         .990(d)        .740
  Dividends Paid on Class B Common Stock                     $      15,788         14,270         12,975       13,596(d)      10,161
     Per Share (b)                                           $       1.035           .935           .850         .890(d)        .665
  Income from Continuing Operations Before:
     Interest,Income Taxes, and Accounting
        Changes as a Percent of Net Sales                            13.1%(c)       13.3%          13.5%        12.9%(e)       12.8%
  Accounting Changes as a Percent of Net Sales                        7.4%(c)        7.5%           7.6%         7.2%(e)        7.1%
  Depreciation                                       18.3%   $     100,124         84,434         72,735       61,725         54,543
  Advertising                                         7.8%   $     130,009        137,631        117,049      146,297        121,182
  Promotion                                          18.9%   $     444,546        398,577        325,465      315,242        256,237
  Payroll                                             9.2%   $     469,564        433,162        398,661      372,780        340,129
Year-end Position and Statistics(a)
  Working Capital                                    (8.9%)  $      75,151        203,039        273,747      320,552        281,821
  Capital Additions                                  11.4%   $     211,621        249,795        226,071      179,408        162,032
  Total Assets                                       12.0%   $   2,855,091      2,672,909      2,341,822    2,078,828      1,814,101
  Long-term Portion of Debt                           4.5%   $     165,757        174,273        282,933      273,442        216,108
  Stockholders' Equity                                9.0%   $   1,412,344      1,465,279      1,335,251    1,243,537      1,117,050
  Current Ratio                                                      1.1:1          1.3:1          1.6:1        1.9:1          2.0:1
  Capitalization Ratio                                                 27%            27%            22%          19%            17%
  Net Book Value Per Share (b)                        9.8%   $       16.12          16.25          14.81        13.79          12.39
  Operating Return on Average
    Stockholders' Equity                                             17.8%          17.3%          17.0%        16.6%          16.1%
  Operating Return on Average
    Invested Capital                                                 15.0%          14.4%          13.8%        13.4%          13.2%
  Full-time Employees at Year-end                                   14,300         13,700         14,000       12,700         11,800
Stockholders' Data
  Outstanding Shares of Common Stock and
    Class B Common Stock at Year-end (b)                            87,613         90,186         90,186        90,186        90,186
  Market Price of Common Stock at Year-end (b)       16.7%  $           49             47         44 3/8        37 1/2        35 7/8
    Range During Year (b)                                   $55 7/8-43 1/2  48 3/8-38 1/4  44 1/2-35 1/8 39 5/8-28 1/4 36 7/8-24 3/4

Notes:

(a) All amounts for years prior to 1988 have been restated for discontinued operations, where applicable. Operating Return on Average Stockholders' Equity and Operating Return on Average
     Invested Capital have been computed using Net Income, excluding the 1988 gain and 1985 loss on disposal included in Discontinued
     Operations, the 1993 Net Cumulative Effect of Accounting
     Changes, and the after-tax impacts of the 1990 Gain on Business
     Restructuring, Net, and the 1993 Gain on Sale of the Investment
     Interest in Freia Marabou a.s (Freia).

(b) All shares and per share amounts, have been adjusted for the three-for-one stock split effective September 15, 1986 and the two-for-one stock split effective September 15, 1983.

(c)  Calculated percent excludes the Gain on Sale of Investment
     Interest in Freia.  Including the gain, Income from Continuing
     Operations Before Interest, Income Taxes and Accounting Changes as a Percent of Net Sales was 15.4% and Income from Continuing
     Operations Before Accounting Changes as a Percent of Net Sales was 8.5%

(d) Amounts included a special dividend for 1990 of $11.2 million or $.15 per share of Common Stock and $2.1 million or $.135 per share of Class B Common Stock.

HERSHEY FOODS CORPORATION
ELEVEN-YEAR CONSOLIDATED FINANCIAL SUMMARY
                                                             1988            1987         1986         1985         1984        1983
(all dollar and share amounts in thousands except
  market price and per share statistics)

Summary of Operations(a)
  Net Sales                                         $   2,168,048       1,863,816    1,635,486    1,526,584    1,423,396   1,280,379
  Cost of Sales                                     $   1,326,458       1,149,663    1,032,061      982,370      934,817     844,488
  Selling, Marketing and Administrative             $     575,515         468,062      387,227      345,299      309,587     270,472
  Gain on Business Restructuring, Net               $        -               -            -            -            -            -
  Gain on Sale of Investment Interest               $        -               -            -            -            -            -
  Interest Expense, Net                             $      29,954          22,413        8,061       10,240        8,325      14,602
  Income Taxes                                      $      91,615          99,604      100,931       91,910       82,986      70,123
  Income from Continuing Operations
    Before Accounting Changes                       $     144,506         124,074      107,206       96,765       87,681      80,694
  Net Cumulative Effect of Accounting Changes       $        -               -            -            -            -            -
  Discontinued Operations                           $      69,443          24,097       25,558       15,462       21,001      19,472
  Net Income                                        $     213,949         148,171      132,764      112,227      108,682     100,166

  Income Per Share:
    From Continuing Operations Before
     Accounting Changes(b)                          $        1.60            1.38         1.15         1.03          .93         .86
  Net Cumulative Effect of Accounting Changes       $         -               -            -            -            -           -
  Net Income Per Share (b)                          $        2.37            1.64         1.42         1.19         1.16        1.07
  Weighted Average Shares Outstanding (b)                  90,186          90,186       93,508       94,011       94,011      94,011
  Dividends Paid on Common Stock                    $      49,433          43,436       40,930       37,386       37,073      34,470
     Per Share (b)                                  $        .660            .580         .520         .475         .413        .367
  Dividends Paid on Class B Common Stock            $       9,097           8,031        7,216        6,556        1,607        -
     Per Share (b)                                  $        .595            .525         .472         .428         .105        -
  Income from Continuing Operations Before:
    Interest,Income Taxes, and Accounting
      Changes as a Percent of Net Sales                     12.3%           13.2%        13.2%        13.0%        12.6%       12.9%
    Accounting Changes as a Percent of
      Net Sales                                              6.7%            6.7%        6.6%         6.3%         6.2%         6.3%
  Depreciation                                      $      43,721          35,397      31,254       28,348       22,725       18,594
  Advertising                                       $      99,082          97,033      83,600       77,135       71,070       61,274
  Promotion                                         $     230,187         171,162     122,508      105,401       94,921       78,773
  Payroll                                           $     298,483         263,529     238,742      222,267      208,395      195,254
Year-end Position and Statistics(a)
  Working Capital                                   $     273,716         190,069(f)  174,147      225,345      187,642      191,435
  Capital Additions                                 $     101,682          68,504      74,452       61,361       45,258       71,697
  Total Assets                                      $   1,764,665       1,544,354   1,262,332    1,116,074    1,052,161      920,329
  Long-term Portion of Debt                         $     233,025         280,900     185,676       86,986      103,155      106,543
  Stockholders' Equity                              $   1,005,866         832,410     727,941      727,899      660,928      596,037
  Current Ratio                                             1.8:1           1.7:1(f)    2.0:1        2.4:1        2.1:1        2.6:1
  Capitalization Ratio                                        22%             27%         21%          12%          14%          16%
  Net Book Value Per Share (b)                      $       11.15            9.23        8.07         7.74         7.03         6.34
  Operating Return on Average
      Stockholders' Equity                                  17.5%           19.0%       18.2%        17.2%        17.3%        17.8%
  Operating Return on Average
      Invested Capital                                      13.3%           13.5%       13.5%        13.5%        13.5%        13.8%
  Full-time Employees at Year-end                           12,100         10,540      10,210       10,380       10,150        9,630
Stockholders' Data
   Outstanding Shares of Common Stock and
      Class B Common Stock at Year-end (b)                  90,186         90,186      90,186       94,011       94,011       94,011
   Market Price of Common Stock at Year-end (b)     $           26         24 1/2      24 5/8       17 1/8       12 7/8       10 1/2
      Range During Year (b)                         $28 5/8-21 7/8  37 3/4-20 3/4  30-15 1/2 18 3/8-11 5/8 13 3/4-9 3/8 11 5/8-8 1/8

(e)  Calculated percent excludes the Gain on Business
     Restructuring, Net.  Including the gain, Income from Continuing
     Operations Before Interest and Income Taxes as a Percent of Net
     Sales was 14.2% and Income from Continuing Operations as a Percent of Net Sales was 7.9%

(f)  Amounts exclude net assets of discontinued operations.

(g)  Income Per Share from Continuing Operations Before Accounting
     Changes and Net Income Per Share for 1993 included a $.45 per share gain on the sale of the investment interest in Freia.
     Excluding the impact of this gain, Income Per Share from Continuing Operations Before Accounting Changes would have been
     $2.86.

(h)  Income Per Share from Continuing Operations and Net Income
     Per Share for 1990 included a $.22 per share Gain on Business
     Restructuring, Net.  Excluding the impact of this gain, Income
     Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share would have been $2.17.
