Form 10-K, Exhibit 13
period 1994-12-31
HERSHEY FOODS CORP
filed 1995-03-10
CIK 47111

HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS - FINANCIAL REVIEW


Summary of Consolidated Operating Results

The Corporation achieved increased sales in 1994 and 1993. Net sales during this two-year period increased at a compound annual rate of 6%, primarily reflecting volume growth from new product introductions and international acquisitions, and pasta price increases. These increases were offset somewhat by lower sales for existing confectionery brands in most of the Corporation's domestic and international markets beginning late in the first quarter of 1993.

Hershey Pasta Group increased wholesale prices and curtailed certain promotion allowances in late 1993 and early 1994 because of increased semolina costs. The combined price increases averaged approximately 4%.


During the fourth quarter of 1994, the Corporation recorded a pre-tax restructuring charge of $106.1 million which reduced net income by $80.2 million. The restructuring charge was the result of a comprehensive review of domestic and international operations designed to enhance performance of operating assets by lowering operating and administrative costs, eliminating underperforming assets and streamlining the overall decision making process.

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

Income, excluding the 1994 restructuring charge, increased at a compound annual rate of 4% during the two-year period. This increase was a result of the growth in sales, partially offset by a lower gross profit margin and higher selling, marketing and administrative expenses.


Summary of Financial Position and Liquidity

The Corporation's financial position remained strong during 1994. The capitalization ratio (total short-term and long-term debt as a percent of stockholders' equity, short-term and long-term debt) was 25% as of December 31, 1994, and 27% as of December 31, 1993. The ratio of current assets to current liabilities was 1.2:1 as of December 31, 1994, and 1.1:1 as of December 31, 1993.

Historically, the Corporation's major source of financing has been cash generated from operations. Generally, seasonal working capital needs peak during the summer months and have been met by issuing commercial paper.



During the three-year period ended December 31, 1994, the Corporation's cash and cash equivalents decreased by $44.4 million. Total debt, including debt assumed, increased by $114.5 million during this same period reflecting the financing needs for several business acquisitions and a share repurchase program.

The Corporation anticipates that capital expenditures will be in the range of $125 million to $175 million per annum during the next several years as a result of continued modernization of existing facilities and capacity expansion to support new products and line extensions. As of December 31, 1994, the Corporation's principal capital commitments included manufacturing capacity expansion and modernization.

Gross proceeds from the sale of the Corporation's Freia investment interest in the amount of $259.7 million were received in April 1993 and a portion thereof was used for the early repayment of long-term debt.

In the second quarter of 1993, the Corporation's Board of Directors approved a share repurchase program to acquire from time to time through open market or privately negotiated transactions up to $200 million of its Common Stock. A total of 3,451,139 shares has been repurchased under the program, of which 3,187,139 shares were held as Treasury Stock as of December 31, 1994.

As of December 31, 1994, $100 million of debt securities remained available for issuance under a Form S-3 Registration Statement which was declared effective in June 1990. In November 1993, the Corporation filed another Form S-3 Registration Statement under which it may offer up to $400 million of additional debt securities. Proceeds from any offering of the $500 million of debt securities available under these shelf registrations may be used to reduce existing commercial paper borrowings, finance capital additions, and fund the share repurchase program and future business acquisitions.


Acquisitions and Divestiture

Operating results during the period were impacted by the following:

   . October 1993 - The purchase of the outstanding shares of Overspecht B.V. (OZF Jamin). OZF Jamin manufactures chocolate and non-chocolate confectionery products, cookies, biscuits and ice cream for distribution primarily to customers in the Netherlands and Belgium.

   . September 1993 - The acquisition of the Italian confectionery business of Heinz Italia S.p.A. (Sperlari). Sperlari is a leader in the Italian non-chocolate confectionery market and manufactures and distributes a wide range of confectionery products, including nougat and sugar candies. Products are marketed primarily under the SPERLARI, DONDI and SCARAMELLINI brands.

   . March 1993 - The acquisition of certain assets of the Cleveland-area Ideal Macaroni and Weiss Noodle companies (Ideal/Mrs. Weiss).

   . April 1992 - The sale of Hershey do Brasil Participacoes Ltda., a holding company which owned a 41.7% equity interest in Petybon S.A., to the Bunge & Born Group. Petybon S.A., located in Brazil,is a producer of pasta, biscuits and margarine products.

A further discussion of these acquisitions and divestiture can be found in Note 2 to the consolidated financial statements.


Other Items

The Corporation's net sales, net income and cash flows are affected by the timing of business acquisitions, new product introductions, promotional activities, price increases, and a seasonal sales bias toward the second half of the year. These factors, together with sluggish demand for existing brands, caused a decline in net sales and net income in the first quarter of 1994.

The Corporation's most significant raw materials include cocoa, sugar, milk, peanuts, flour and almonds. The Corporation attempts to minimize the effect of price fluctuations related to the purchase of these raw materials primarily through forward purchasing to cover future manufacturing requirements generally for periods from 3 to 24 months. With regard to cocoa and sugar, price risks are also managed by entering into futures and options contracts. At the present time, similar futures and options contracts are not available for use in pricing the Corporation's other major raw materials. Futures contracts are used in combination with forward purchasing of cocoa and sugar requirements principally to take advantage of market fluctuations which provide more favorable pricing opportunities and to increase diversity or flexibility in sourcing these raw materials. The Corporation's commodity procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

The cost of cocoa beans and the prices for the related commodity futures contracts historically have been subject to wide fluctuations attributable to a variety of factors, including the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates and speculative influences. Cocoa crops for the most recent four years fell somewhat short of demand resulting in supply deficits. Market prices in 1994 moved higher as a result of the supply deficits and this trend could continue in 1995 if stocks decline further. The Corporation's costs during 1995 will not necessarily reflect market price fluctuations because of its forward purchasing practices, premiums and discounts reflective of relative values, varying delivery times, and supply and demand for specific varieties and grades of cocoa beans.

The major raw material used in the manufacture of pasta products is semolina milled from durum wheat. The Corporation purchases semolina from commercial mills and is also engaged in a custom milling agreement to obtain sufficient quantities of semolina. In 1994, the Corporation's semolina costs per pound were the highest since 1981. The exceptionally high costs resulted from short supplies caused by a poor harvest in 1993, combined with U.S Government tariffs on imports of Canadian wheat. The tariff agreement is scheduled to end in September 1995, but could be extended by the U.S Government.

Generally, the Corporation has been able to offset the effects of increases in the cost of its major raw materials, particularly cocoa beans, through selling price increases or reductions in product weights. Conversely, declines in the cost of major raw materials have served as a source of funds to maintain selling price stability, enhance consumer value through increases in product weights, respond to competitive activity, develop new products and markets, and offset rising costs of other raw materials and expenses.


Capital Structure

The Corporation has two classes of stock outstanding, Common Stock and Class B Common Stock (Class B Stock). Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors, with the Common Stock having one vote per share and the Class B Stock having ten votes per share. However, the Common Stock, voting separately as a class, is entitled to elect one-sixth of the Board of Directors. With respect to dividend rights, the Common Stock is entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

The Corporation's Common Stock is listed on the New York Stock Exchange
(NYSE). On December 19, 1994, the Securities and Exchange Commission approved the previously proposed uniform voting rights policy which has been adopted by the NYSE, the American Stock Exchange and the National Association of Securities Dealers. The policy provides that the voting rights of existing holders of publicly traded common stock cannot be disparately reduced or restricted through any corporate action or issuance. Under the policy, the Corporation's and other listed companies' existing dual class structures have been grandfathered.


Market Prices and Dividends

Cash dividends paid on the Corporation's Common Stock and Class B Stock were $107.0 million in 1994 and $100.5 million in 1993. The annual dividend rate on the Common Stock is $1.30 per share, an increase of 8% over the 1993 rate of $1.20 per share. The 1994 dividend represented the 20th consecutive year of Common Stock dividend increases.

On February 7, 1995, the Corporation's Board of Directors declared a quarterly dividend of $.325 per share of Common Stock payable on March 15, 1995, to stockholders of record as of February 24, 1995. It is the Corporation's 261st consecutive Common Stock dividend. A quarterly dividend of $.295 per share of Class B Stock also was declared.

Hershey Foods Corporation's Common Stock is listed and traded principally on the NYSE under the ticker symbol "HSY." Approximately 31.3 million shares of the Corporation's Common Stock were traded during 1994.

The closing price of the Common Stock on December 31, 1994, was $48-3/8. The Class B Stock is not publicly traded. There were 34,327 stockholders of record of the Common Stock and the Class B Stock as of December 31, 1994.

The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:

                                  Dividends Paid           Common Stock
                                    Per Share              Price Range*

                                  Common    Class B
                                  Stock     Stock        High     Low

1994
  1st Quarter                    $ .300     $ .2725     $53-1/2   $45-3/4
  2nd Quarter                      .300       .2725      46-3/4    41-5/8
  3rd Quarter                      .325       .2950      48        41-1/8
  4th Quarter                      .325       .2950      49-5/8    44-1/2
  Total                          $1.250     $1.1350

1993
  1st Quarter                    $ .270     $ .2450     $55-7/8   $46-1/2
  2nd Quarter                      .270       .2450      54-5/8    45-3/4
  3rd Quarter                      .300       .2725      51-7/8    43-1/2
  4th Quarter                      .300       .2725      54-3/4    48-5/8
  Total                          $1.140     $1.0350

* NYSE-Composite Quotations for Common Stock by calendar quarter.


Operating Return on Average Stockholders' Equity

The Corporation's operating return on average stockholders' equity was 18.5% in 1994. Over the most recent five-year period, the return has ranged from 16.6% in 1990 to 18.5% in 1994. For the purpose of calculating operating return on average stockholders' equity, earnings is defined as net income, excluding the after-tax gain on business restructuring in 1990, the catch-up adjustment for accounting changes and the after-tax gain on the sale of the investment in Freia in 1993, and the after-tax restructuring charge in 1994.


Operating Return on Average Invested Capital

The Corporation's operating return on average invested capital was 15.6% in 1994. Over the most recent five-year period, the return has ranged from 13.4% in 1990 to 15.6% in 1994. Average invested capital consists of the annual average of beginning and ending balances of long-term debt, deferred income taxes and stockholders' equity. For the purpose of calculating operating return on average invested capital, earnings is defined as net income, excluding the after-tax gains on business restructuring and the sale of the investment in Freia, the catch-up adjustment for accounting changes, the after-tax restructuring charge in 1994, and the after-tax effect of interest on long-term debt.

HERSHEY FOODS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
In thousands of dollars except per share amounts
For the years ended December 31,                   1994          1993         1992

Net Sales                                    $3,606,271    $3,488,249   $3,219,805


Costs and Expenses:

  Cost of sales                               2,097,556   1,995,502   1,833,388
  Selling, marketing and administrative       1,034,115   1,035,519     958,189

    Total costs and expenses                  3,131,671   3,031,021   2,791,577

Restructuring Charge                           (106,105)        -         -

Gain on Sale of Investment Interest                -         80,642       -

Income before Interest, Income Taxes
  and Accounting Changes                        368,495     537,870     428,228

  Interest expense, net                          35,357      26,995      27,240

Income before Income Taxes
  and Accounting Changes                        333,138     510,875     400,988

  Provision for income taxes                    148,919     213,642     158,390

Income before Cumulative Effect
  of Accounting Changes                         184,219     297,233     242,598

  Net cumulative effect of
    accounting changes                             -       (103,908)      -

Net Income                                   $  184,219  $  193,325  $  242,598


Income Per Share:

  Before accounting changes                  $      2.12 $     3.31  $     2.69
  Net cumulative effect of
    accounting changes                               -        (1.16)         -

  Net income                                 $      2.12  $    2.15  $     2.69


Cash Dividends Paid Per Share:

  Common Stock                               $     1.250   $  1.140  $    1.030
  Class B Common Stock                             1.135      1.035        .935

The notes to consolidated financial statements are an integral part of these statements.

HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS - RESULTS OF OPERATIONS

Net Sales

Net sales rose $118.0 million or 3% in 1994 and $268.4 million or 8% in 1993. The increase in 1994 was due to volume growth from new products and businesses acquired in late 1993, and pasta selling price increases. These increases were substantially offset by lower sales caused by reduced demand for existing confectionery and grocery brands which began late in the first quarter of 1993.
Sales of the Corporation's Canadian and Mexican businesses were lower in 1994 due to volume declines resulting from adverse economic conditions and the impact of currency exchange rates. The increase in 1993 primarily reflected volume growth from new products and business acquisitions, and pasta selling price increases, which more than offset the effects of sluggish demand for existing brands in most of the Corporation's domestic and international markets.


Costs and Expenses

Cost of sales as a percent of net sales increased from 56.9% in 1992 to 57.2% in 1993 and 58.2% in 1994. The decrease in gross margin in 1994 was primarily the result of higher costs for certain major raw materials, particularly semolina, higher expenses for depreciation, and lower margins associated with the international businesses, partially offset by lower costs resulting from manufacturing efficiency improvements, and pasta selling price increases. The decrease in gross margin in 1993 reflected higher manufacturing costs related to new products, incremental manufacturing, shipping and depreciation costs associated with the completion and start-up of new manufacturing and distribution facilities, and recurring expenses associated with a change in accounting for post-retirement benefits. These higher costs and expenses were partially offset by lower costs for certain major raw materials and pasta price increases.

Selling, marketing and administrative costs decreased slightly in 1994 primarily due to reduced levels of promotion and advertising expenses for existing confectionery brands, largely offset by increased promotion and advertising expenses related to the introduction of new products and higher selling and administrative expenses associated with the 1993 business acquisitions. Selling, marketing and administrative costs increased in 1993 primarily as a result of higher promotion expenses associated with the sales volume growth and the introduction of new products, and incremental selling expenses related to business acquisitions.


Restructuring Charge

In the fourth quarter of 1994, the Corporation recorded a pre-tax restructuring charge of $106.1 million following a comprehensive review of domestic and international operations designed to enhance performance of operating assets by lowering operating and administrative costs, eliminating underperforming assets and streamlining the overall decision-making process. The charge of $106.1 million resulted in an after-tax charge of $80.2 million or $.92 per share in 1994.

The charge included $34.3 million of severance and termination benefits for the elimination of approximately 500 positions in the manufacturing technical and administrative areas at both domestic and international operations. The charge also included anticipated losses on disposals of certain businesses of $39.1 million, product line discontinuations of $17.5 million and the consolidation of operations and disposal of machinery and equipment of $15.2 million. Approximately 60% of the charge was non-cash. Operating cash flows will be used to fund any severance or other cash items.

The restructuring program is expected to be completed in 1995 and result in annual savings of approximately $18.0 million starting in 1996.


Gain on Sale of Investment Interest

In March 1993, the Corporation sold its 18.6% investment interest in Freia and recorded a pre-tax gain of $80.6 million, or $40.6 million after tax.


Interest Expense, Net

Net interest expense increased $8.4 million in 1994 as higher short-term interest expense and reduced capitalized interest and interest income were only partially offset by lower fixed interest expense. Short-term interest expense was above prior year as a result of higher borrowing levels related to the share repurchase program and the 1993 acquisitions, and increased short-term borrowing rates. Fixed interest expense was less than prior year due to the retirement of long-term debt in 1993.

Net interest expense decreased $.2 million in 1993 as lower long-term interest expense, reflecting lower debt balances, and higher interest income more than offset a decrease in capitalized interest. Capitalized interest was below the prior year reflecting the completion of major long-term construction projects in late 1992 and early 1993 and a corresponding reduction in expenditures qualifying for interest capitalization in 1993.


Provision for Income Taxes

The Corporation's effective income tax rate was 44.7%, 41.8%, and 39.5% in 1994, 1993 and 1992, respectively. The increase in 1994 was principally due to the relatively low international income tax benefit associated with the manufacturing restructuring charge. The effective income tax rate was higher in 1993 than in 1992 largely as a result of the relatively high income taxes associated with the gain on the sale of the Freia investment and an increase in the Federal statutory income tax rate as provided for in the Revenue
Reconciliation Act of 1993, which reduced net income by $5.5 million.




Net Cumulative Effect of Accounting Changes

Effective January 1, 1993, the Corporation adopted FAS No. 106 and FAS No. 109 by means of catch-up adjustments which decreased net income by approximately $103.9 million or $1.16 per share.


Net Income

Net income decreased by 5% in 1994. Excluding the after-tax effect of the 1994 restructuring charge, and the 1993 after-tax gain on the sale of the Freia investment and catch-up adjustments for accounting changes, income increased $7.8 million or 3% in 1994. Net income increased $14.1 million or 6% in 1993, excluding the catch-up adjustments for accounting changes and the Freia gain. Income as a percent of net sales, after excluding the after-tax 1994 restructuring charge and the 1993 net cumulative effect of accounting changes and the after-tax Freia gain, was 7.3% in 1994, 7.4% in 1993 and 7.5% in 1992.

HERSHEY FOODS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of dollars
For the years ended December 31,                         1994          1993          1992

Cash Flows Provided from (Used by)
    Operating Activities

   Net income                                       $ 184,219     $ 193,325     $ 242,598

   Adjustments to reconcile net income
     to net cash provided from operations:

     Net cumulative effect of accounting changes         -          103,908          -
     Depreciation and amortization                    129,041       113,064        97,087
     Deferred income taxes                             (2,328)       11,047        21,404
     Restructuring charge                             106,105          -             -
     Gain on sale of investment interest                 -          (80,642)         -
     Changes in assets and liabilities,
       net of effects from business acquisitions:
       Accounts receivable -- trade                   (36,696)     (100,957)      (13,841)
       Inventories                                      7,740        32,347       (20,262)
       Accounts payable                               (10,230)      (12,809)      (10,715)
       Other assets and liabilities                   (60,577)      110,259       (20,707)
     Other, net                                        20,032         9,399           649

Net Cash Provided from Operating Activities           337,306       378,941       296,213

Cash Flows Provided from (Used by)
    Investing Activities

   Capital additions                                 (138,711)     (211,621)     (249,795)
   Business acquisitions                                 -         (164,787)         -
   Sale (purchase) of investment interest                -          259,718      (179,076)
   Other, net                                          (6,293)       (1,947)        6,581

Net Cash (Used by) Investing Activities              (145,004)     (118,637)     (422,290)

Cash Flows Provided from (Used by)
    Financing Activities

   Net (decrease) increase in short-term debt         (20,503)       67,485       201,425
   Long-term borrowings                                   102         1,130         1,259
   Repayment of long-term debt                        (14,413)     (104,792)      (32,173)
   Cash dividends paid                               (106,961)     (100,499)      (91,444)
   Repurchase of Common Stock                         (39,748)     (131,783)         -

Net Cash (Used by) Provided from
    Financing Activities                             (181,523)     (268,459)       79,067

Increase (Decrease) in Cash and
    Cash Equivalents                                   10,779        (8,155)      (47,010)

Cash and Cash Equivalents as of January 1              15,959        24,114        71,124

Cash and Cash Equivalents as of December 31         $  26,738     $  15,959     $  24,114


Interest Paid                                       $  36,803     $  32,073     $  29,515
Income Taxes Paid                                     177,876       171,586       151,490

The notes to consolidated financial statements are an integral part of these statements.

HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS - CASH FLOWS

Summary

Over the past three years, cash provided from operating activities and the net cash from the purchase and subsequent sale of the Corporation's investment interest in Freia exceeded cash requirements for capital additions and dividend payments by $194.1 million. Total debt, including debt assumed, increased during the period by $114.5 million, reflecting the financing needs for several business acquisitions and a share repurchase program. Cash and cash equivalents decreased by $44.4 million during the period.

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


Operating Activities

During the past three years, depreciation and amortization have increased significantly as a result of continuing investment in capital additions and business acquisitions. Cash requirements for accounts receivable and inventories have tended to fluctuate during the three-year period based on sales during December and inventory management practices. The change in cash required for or provided from other assets and liabilities between the years was primarily related to commodities transactions and the timing of payments for accrued liabilities, including income taxes and in 1994, restructuring expenses.


Investing Activities

Investing activities included capital additions, several business acquisitions, and the purchase and subsequent sale of an 18.6% investment interest in Freia in 1992 and 1993, respectively. The income tax benefit associated with the 1994 restructuring charge and income taxes paid in 1993 on the Freia gain were included in operating activities. Capital additions during the past three years included the purchase of manufacturing equipment, construction of new manufacturing and office facilities, and expansion and modernization of existing facilities. Businesses acquired during the past three years included OZF Jamin, Sperlari and Ideal/Mrs. Weiss in 1993. Cash used for business acquisitions represented the purchase price paid and consisted of the current assets, property, plant and equipment, and intangibles acquired, net of liabilities assumed.


Financing Activities

Financing activities included debt borrowings and repayments, payment of dividends and the repurchase of Common Stock. During the past three years, short-term borrowings in the form of commercial paper or bank borrowings were used to fund seasonal working capital requirements, business acquisitions, the purchase of the Freia investment interest and a share repurchase program. A portion of the proceeds received from the sale of the Freia investment was used to repay long-term debt in 1993.

During 1993, the Corporation's Board of Directors approved a share repurchase program to acquire from time to time through open market or privately negotiated transactions up to $200 million of Common Stock. As of December 31, 1994, a total of 3,451,139 shares had been repurchased at an average price of $50 per share.

HERSHEY FOODS CORPORATION
CONSOLIDATED BALANCE SHEETS
In thousands of dollars
December 31,                                              1994            1993


ASSETS

Current Assets:

 Cash and cash equivalents                             $   26,738      $   15,959
 Accounts receivable--trade                               331,670         294,974
 Inventories                                              445,702         453,442
 Deferred income taxes                                    105,948          85,548
 Prepaid expenses and other                                38,608          39,073

   Total current assets                                   948,666         888,996

Property, Plant and Equipment, Net                      1,468,397       1,460,904

Intangibles Resulting from Business Acquisitions          453,582         473,408

Other Assets                                               20,336          31,783

   Total assets                                        $2,890,981      $2,855,091

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

 Accounts payable                                      $  115,428      $  125,658
 Accrued liabilities                                      265,283         301,989
 Accrued restructuring reserves                            82,055            -
 Accrued income taxes                                       8,718          35,603
 Short-term debt                                          316,783         337,286
 Current portion of long-term debt                          7,954          13,309

   Total current liabilities                              796,221         813,845

Long-term Debt                                            157,227         165,757

Other Long-term Liabilities                               303,056         290,401

Deferred Income Taxes                                     193,377         172,744

   Total liabilities                                    1,449,881       1,442,747

Stockholders' Equity:

 Preferred Stock, shares issued:
    none in 1994 and 1993                                    -               -
 Common Stock, shares issued: 74,679,357 in 1994
   and 74,669,057 in 1993                                  74,679          74,669
 Class B Common Stock, shares issued:
   15,242,979 in 1994 and 15,253,279 in 1993               15,243          15,253
 Additional paid-in capital                                49,880          51,196
 Cumulative foreign currency translation
   adjustments                                            (24,537)        (13,905)
 Unearned ESOP compensation                               (38,321)        (41,515)
 Retained earnings                                      1,522,867       1,445,609
 Treasury--Common Stock shares, at cost:
   3,187,139 in 1994 and 2,309,100 in 1993               (158,711)       (118,963)

   Total stockholders' equity                           1,441,100       1,412,344

   Total liabilities and stockholders' equity          $2,890,981      $2,855,091


The notes to consolidated financial statements are an integral part of these balance sheets.

HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS - FINANCIAL CONDITION


Assets

Total assets increased $35.9 million or 1% as of December 31, 1994, primarily as a result of capital additions and increases in current assets, offset somewhat by a decrease in intangibles from business acquisitions.

Current assets increased by $59.7 million reflecting higher accounts receivable and current deferred income taxes. The increase in accounts receivable was primarily related to higher sales occurring toward the end of the year. Current deferred income taxes increased as a result of the income tax benefit associated with the restructuring charge recorded in the fourth quarter.

The $7.5 million net increase in property, plant and equipment included capital additions of $138.7 million in 1994 and depreciation expense of $114.8 million.

The decrease in intangibles resulting from business acquisitions principally reflected amortization of intangibles, adjustments associated with the restructuring plan and final accounting for 1993 business acquisitions.


Liabilities

Total liabilities increased by $7.1 million as of December 31, 1994, primarily due to increases in deferred income taxes and long-term liabilities, substantially offset by decreases in current liabilities and long-term debt.

Current liabilities decreased by $17.6 million principally as a result of decreases in accrued liabilities related to benefits, marketing promotions and the timing of income tax payments. A decrease in short-term debt reflected lower commercial paper borrowing levels as a result of cash provided from operating activities and reduced spending for stock repurchases and capital additions. These decreases were largely offset by accrued restructuring reserves of $82.1 million associated with the Corporation's restructuring plan. Total accrued restructuring reserves of $106.1 million were recorded in the fourth quarter. As of December 31, 1994, $24.0 million of these reserves had been utilized.

The increase in other long-term liabilities primarily reflected increases in liabilities associated with employee post-retirement and pension benefits.

Deferred income taxes increased principally due to higher temporary differences resulting from the use of accelerated depreciation methods for tax purposes.


Stockholders' Equity

Total stockholders' equity increased by 2% in 1994 and has increased at a compound annual rate of 8% over the past 10 years.

       Page 24-25

HERSHEY FOODS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
In thousands of dollars
                                                                         Cumulative
                                                                         Foreign
                                                     Class B  Additional Currency     Unearned            Treasury      Total
                               Preferred   Common    Common   Paid-in    Translation     ESOP    Retained  Common   Stockholders'
                               Stock       Stock     Stock    Capital    Adjustments  Compen-    Earnings   Stock      Equity
                                                                                       sation
Balance as of January 1, 1992     $    -  $74,921   $15,265  $52,509    $ 26,424     $(47,902) $1,214,034   $    -     $1,335,251

Net income                                                                                        242,598                 242,598
Dividends:
  Common Stock, $1.030 per share                                                                  (77,174)                (77,174)
  Class B Common Stock,
    $.935 per share                                                                               (14,270)                (14,270)
Foreign currency
  translation adjustments                                                (23,940)                                         (23,940)
Conversion of Class B Common Stock
  into Common Stock                             8        (8)                                                                 -
Incentive plan transactions                                     (741)                                                        (741)
Employee stock ownership trust
  transactions                                                   361                    3,194                               3,555

Balance as of December 31, 1992        -   74,929    15,257   52,129       2,484      (44,708)  1,365,188        -      1,465,279

Net income                                                                                        193,325                 193,325
Dividends:
  Common Stock, $1.140 per share                                                                  (84,711)                (84,711)
  Class B Common Stock,
    $1.035 per share                                                                              (15,788)                (15,788)
Foreign currency translation
  adjustments                                                            (16,389)                                         (16,389)
Conversion of Class B Common Stock
  into Common Stock                             4        (4)                                                                 -
Incentive plan transactions                                   (1,269)                                                      (1,269)
Employee stock ownership trust
  transactions                                                   487                    3,193                               3,680
Repurchase of Common Stock                   (264)              (151)                             (12,405)   (118,963)   (131,783)

Balance as of December 31, 1993        -   74,669    15,253   51,196     (13,905)     (41,515)  1,445,609    (118,963)  1,412,344

Net income                                                                                        184,219                 184,219
Dividends:
  Common Stock, $1.250 per share                                                                  (89,660)                (89,660)
  Class B Common Stock,
    $1.135 per share                                                                              (17,301)                (17,301)
Foreign currency translation
  adjustments                                                            (10,632)                                         (10,632)
Conversion of Class B Common Stock
  into Common Stock                            10       (10)                                                                 -
Incentive plan transactions                                   (1,812)                                                      (1,812)
Employee stock ownership trust
  transactions                                                   496                    3,194                               3,690
Repurchase of Common Stock                                                                                    (39,748)    (39,748)

Balance as of December 31, 1994   $    -  $74,679   $15,243  $49,880    $(24,537)    $(38,321) $1,522,867   $(158,711) $1,441,100

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


Commodities Futures and Options Contracts

In connection with the purchasing of cocoa and sugar for anticipated manufacturing requirements, the Corporation enters into commodities futures and options contracts as deemed appropriate to reduce the effect of price fluctuations. In accordance with Statement of Financial Accounting Standards No. 80 "Accounting for Futures Contracts", these futures and options contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost.


Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of buildings, machinery and equipment is computed using the straight-line method over the estimated useful lives.


Intangibles Resulting from Business Acquisitions

Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of businesses acquired (goodwill). Goodwill is amortized on a straight-line basis over 40 years. Other intangible assets are amortized on a straight-line basis over the estimated useful lives. The Corporation periodically evaluates whether events or circumstances have occurred indicating that the carrying amount of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Corporation uses an estimate of the acquired business' undiscounted future cash flows compared to the related carrying amount of net assets, including goodwill, to determine if an impairment loss should be recognized.

Accumulated amortization of intangible assets resulting from business acquisitions was $86.7 million and $73.4 million as of December 31, 1994 and 1993, respectively.


Foreign Currency Translation

Results of operations for international entities are translated using the average exchange rates during the period. For international entities, assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded in a separate component of stockholders' equity, "Cumulative Foreign Currency Translation Adjustments."


Foreign Exchange Contracts

The Corporation enters into foreign exchange forward and options contracts to hedge transactions primarily related to firm commitments to purchase equipment, certain raw materials and finished goods denominated in international currencies, and to hedge payment of intercompany transactions with its non-domestic subsidiaries. These contracts reduce currency risk from exchange rate movements. Gains and losses are deferred and accounted for as part of the underlying transactions. In entering into these contracts the Corporation has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any losses as a result of counterparty defaults.


License Agreements

The Corporation has entered into license agreements under which it has access to certain trademarks and proprietary technology, and manufactures and/or markets and distributes certain products. The rights under these agreements are extendable on a long-term basis at the Corporation's option subject to certain conditions, including minimum sales levels. License fees and royalties, payable under the terms of the agreements, are expensed as incurred.


Research and Development

The Corporation expenses research and development as incurred.
Research and development expense was $26.3 million, $26.2 million and $24.2 million in 1994, 1993 and 1992, respectively.


Advertising

The Corporation expenses advertising costs as incurred. Advertising expense was $120.6 million, $130.0 million and $137.6 million in 1994, 1993 and 1992, respectively. Prepaid advertising as of December 31, 1994 and 1993 was $8.5 million and $1.6 million, respectively.

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

In September 1993, the Corporation completed the acquisition of the Italian confectionery business of Heinz Italia S.p.A. (Sperlari) for approximately $130.0 million. Sperlari is a leader in the Italian non-chocolate confectionery market and manufactures and distributes a wide range of confectionery products, including nougat and sugar candies. Products are marketed primarily under the SPERLARI, DONDI and SCARAMELLINI brands.

In March 1993, the Corporation acquired certain assets of the Cleveland-area Ideal Macaroni and Weiss Noodle companies for approximately $14.6 million.

In accordance with the purchase method of accounting, the purchase prices of the acquisitions summarized above were allocated to the underlying assets and liabilities at the date of acquisition based on their estimated respective fair values which may be revised at a later date. Total liabilities assumed, including debt, were $54.0 million in 1993. Results subsequent to the dates of acquisition are included in the consolidated financial statements. Had the results of these acquisitions been included in consolidated results for the entire length of each period presented, the effect would not have been material.

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

3. RESTRUCTURING CHARGE

In the fourth quarter of 1994, the Corporation recorded a pre-tax restructuring charge of $106.1 million following a comprehensive review of domestic and international operations designed to enhance performance of operating assets by lowering operating and administrative costs, eliminating underperforming assets and streamlining the overall decision-making process. The charge of $106.1 million resulted in an after-tax charge of $80.2 million or $.92 per share in 1994.

The charge included $34.3 million of severance and termination benefits for the elimination of approximately 500 positions in the manufacturing, technical and administrative areas at both domestic and international operations. The charge also included anticipated losses on disposals of certain businesses of $39.1 million, product line discontinuations of $17.5 million and the consolidation of operations and disposal of machinery and equipment of $15.2 million. Approximately 60% of the charge was non-cash. Operating cash flows will be used to fund any severance or other cash items.

As of December 31, 1994, $24.0 million of the accrued restructuring reserves had been utilized, including $15.0 million related to product line discontinuations, $3.5 million for consolidation of operations and disposal of machinery and equipment, $3.8 million for severance liabilities and $1.7 million related to the effect of currency translation.



4. GAIN ON SALE OF INVESTMENT INTEREST

In May 1992, the Corporation completed the acquisition of an 18.6% investment interest in Freia Marabou a.s (Freia) for $179.1 million. The investment was accounted for under the cost method in 1992. In October 1992, the Corporation tendered its investment interest in response to a Kraft General Foods Holdings Norway, Inc.
(KGF) bid to acquire Freia subject to certain conditions, including approval by the Norwegian government.

KGF received approval of its ownership and, in March 1993, the Corporation recorded a pre-tax gain of $80.6 million on the sale of its Freia investment. This gain had the effect of increasing net income by $40.6 million. Gross proceeds from the sale in the amount of $259.7 million were received in April 1993.

5. RENTAL AND LEASE COMMITMENTS

Rent expense was $25.7 million, $24.5 million and $24.0 million for 1994, 1993 and 1992, respectively. Rent expense pertains to all operating leases which were principally related to certain administrative buildings, distribution facilities and transportation equipment. Future minimum rental payments under non-cancellable operating leases with a remaining term in excess of one year as of December 31, 1994, were: 1995, $12.9 million; 1996, $120 million; 1997, $11.3 million; 1998, $10.8 million; 1999, $12.6 million; 2000 and beyond, $93.4 million.

6. FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 1994 and 1993, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, approximated fair value as of December 31, 1994 and 1993, based upon quoted market prices for the same or similar debt issues.

As of December 31, 1994, the Corporation had foreign exchange forward contracts maturing in 1995 and 1996 to purchase $35.7 million in foreign currency, primarily British sterling and Canadian dollars, and to sell $7.5 million in foreign currency, primarily Japanese yen, at contracted forward rates.

To hedge foreign currency exposure related to anticipated transactions associated with the purchase of certain raw materials and finished goods generally covering 3 to 24 months, the Corporation also purchases foreign exchange options which permit but do not require the Corporation to exchange foreign currencies at a future date with another party at a contracted exchange rate. To finance premiums paid on such options, from time to time the Corporation may also write offsetting options at exercise prices which limit but do not eliminate the effect of purchased options and forward contracts as a hedge. As of December 31, 1994, the Corporation had purchased foreign exchange options of $11.6 million and written foreign exchange options of $10.9 million, principally related to British sterling.

The fair value of foreign exchange forward contracts is estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences, and the fair value of foreign exchange options is estimated using active exchange quotations. As of December 31, 1994, the fair value of foreign exchange forward and options contracts approximated carrying value. The Corporation does not hold or issue financial instruments for trading purposes.

As of December 31, 1993, the Corporation had foreign exchange forward contracts maturing in 1994 and 1995 to purchase $39.1 million in foreign currency, primarily British sterling and Canadian dollars, and to sell $3.6 million in foreign currency at contracted forward rates.

7. INTEREST EXPENSE

Interest expense, net consisted of the following:

For the years ended December 31,                   1994       1993       1992
In thousands of dollars

Long-term debt and lease obligations            $19,103    $23,016    $30,435
Short-term debt                                  21,155     11,854     11,328
Capitalized interest                             (3,009)    (4,646)   (12,055)

Interest expense, gross                          37,249     30,224     29,708
Interest income                                  (1,892)    (3,229)    (2,468)

Interest expense, net                           $35,357    $26,995    $27,240


8. SHORT-TERM DEBT

Generally, the Corporation's short-term borrowings are in the form of commercial paper or bank loans with an original maturity of three months or less. The Corporation maintained lines of credit arrangements with domestic and international commercial banks, under which it could borrow in various currencies up to $516 million as of December 31, 1994, and up to $560 million as of December 31, 1993, at the lending banks' prime commercial interest rates or lower. These lines of credit, which may be used to support commercial paper borrowings, may be terminated at the option of the Corporation. The Corporation had combined domestic commercial paper borrowings and short-term international bank loans against these lines of credit of $316.8 million and $337.3 million as of December 31, 1994 and 1993, respectively. The weighted average interest rates on short-term borrowings outstanding as of December 31, 1994 and 1993, were 6.0% and 3.8%, respectively.

Lines of credit were supported by commitment fee arrangements. The fees were generally 1/8% per annum of the commitment. There were no significant compensating balance agreements which legally restricted these funds.

As a result of maintaining a consolidated cash management system, the Corporation maintains overdraft positions at certain banks. Such overdrafts, which were included in accounts payable, were $23.0 million and $17.2 million as of December 31, 1994 and 1993, respectively.

9. LONG-TERM DEBT

Long-term debt consisted of the following:

December 31,                                                  1994         1993
In thousands of dollars

Medium-term Notes, 8.45% to 9.92%, due 1994-1998          $ 45,400     $ 55,400
8.8% Debentures due 2021                                   100,000      100,000
Other obligations, net of unamortized debt discount         19,781       23,666

Total long-term debt                                       165,181      179,066
Less -- current portion                                      7,954       13,309

Long-term portion                                         $157,227     $165,757

Aggregate annual maturities during the next five years are: 1995, $8.0 million; 1996, $2.4 million; 1997, $16.0 million; 1998, $25.6 million; and 1999, $.6 million. The Corporation's debt is principally unsecured and of equal priority. None of the debt is convertible into stock of the Corporation. The Corporation is in compliance with all covenants included in the related debt agreements.

10. INCOME TAXES

Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (FAS No. 109), which requires the use of the liability method of accounting for deferred income taxes. This change in accounting as of January 1, 1993, which was recorded as a catch-up adjustment, increased 1993 net income by $8.2 million or $.09 per share.

Income before income taxes and accounting changes was as follows:

For the years ended December 31,             1994          1993          1992
In thousands of dollars

Domestic                                 $411,089      $417,226      $388,685
International                             (77,951)       13,007        12,303
Gain on sale of investment interest          -           80,642          -

Income before income taxes and
  accounting changes                     $333,138      $510,875      $400,988

The provision for income taxes excluding the FAS No. 109 catch-up adjustment in 1993, was as follows:

For the years ended December 31,             1994          1993          1992
In thousands of dollars

Current:
  Federal                                $126,234      $141,541      $104,223
  State                                    24,712        37,358        30,968
  International                               301        23,696         1,795

Current provision for income taxes        151,247       202,595       136,986

Deferred:
  Federal                                   6,221         2,949        11,770
  State                                     2,652         1,764         4,579
  International                           (11,201)        6,334         5,055

Deferred provision for income taxes        (2,328)       11,047        21,404

Total provision for income taxes         $148,919      $213,642      $158,390


The 1994 International deferred income tax benefit was associated primarily with the restructuring charge recorded in the fourth quarter.

The tax effects of the significant temporary differences which comprised the deferred tax assets and liabilities were as follows:

                                                    December 31, 1994                      December 31, 1993
                                                 Deferred          Deferred             Deferred        Deferred
                                                Income Tax        Income Tax           Income Tax      Income Tax
                                                  Assets          Liabilities            Assets       Liabilities

In thousands of dollars

Current:
  Post-retirement benefit obligations              $  3,496         $    -             $  3,478       $    -
  Accrued restructuring reserves                     19,598              -                  -              -
  Accrued expenses and other reserves                68,030              -               70,678            -
  Other                                              22,948            8,124             16,555          5,163

   Total current deferred income taxes              114,072            8,124             90,711          5,163

Non-current:
  Depreciation                                         -             231,035                -          214,566
  Post-retirement benefit obligations                82,034              -               78,190            -
  Accrued expenses and other reserves                22,845              -               24,800            -
  Other                                              15,795           83,016             10,744         71,912

    Total non-current deferred income taxes         120,674          314,051            113,734        286,478

Total deferred income taxes                        $234,746         $322,175           $204,445       $291,641

The following table reconciles the Federal statutory income tax rate with the Corporation's effective income tax rate:

For the years ended December 31,                    1994        1993       1992

Federal statutory tax rate                         35.0%       35.0%      34.0%
Increase (reduction) resulting from:
  State income taxes, net of Federal
    income tax benefits                             6.0         6.2        6.0
  Restructuring charge for which no
    tax benefit was provided                        4.5          -          -
  Non-deductible acquisition costs                  0.8         0.6        0.9
  Other, net                                       (1.6)         -        (1.4)

Effective income tax rate                          44.7%       41.8%      39.5%

11. RETIREMENT PLANS

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

Pension expense included the following components:

For the years ended December 31,                      1994      1993      1992
In thousands of dollars

Service cost                                      $ 30,077  $ 27,835  $ 22,858
Interest cost on projected
   benefit obligations                              28,351    26,423    24,098
Investment loss (return) on plan assets              8,288   (46,232)  (12,331)
Net amortization and deferral                      (40,550)   18,519   (15,245)

Corporate sponsored plans                           26,166    26,545    19,380
Multi-employer plans                                   374       612       580
Other                                                  622       678       630

Total pension expense                             $ 27,162  $ 27,835  $ 20,590

The funded status and amounts recognized in the consolidated balance sheets for the retirement plans were as follows:

                                                 December 31, 1994                December 31, 1993
                                             Assets        Accumulated          Assets      Accumulated
                                            Exceeded        Benefits           Exceeded      Benefits
                                           Accumulated      Exceeded          Accumulated    Exceeded
                                             Benefits        Assets            Benefits       Assets

In thousands of dollars

Actuarial present value of:
  Vested benefit obligations                  $310,061       $33,272          $144,608      $204,861

  Accumulated benefit obligations             $330,161       $39,966          $155,838      $221,867

Actuarial present value of projected
   benefit obligations                        $367,656       $43,250          $185,926      $231,972
Plan assets at fair value                      341,373         1,748           166,727       181,813

Plan assets less than projected
  benefit obligations                           26,283        41,502            19,199        50,159

Net gain (loss) unrecognized at date
  of transition                                  1,711        (2,198)           (5,440)        4,381
Prior service cost and amendments not yet
  recognized in earnings                       (19,620)       (1,744)               94       (11,556)
Unrecognized net loss from past experience
  different than that assumed                   (9,711)         (455)           (7,171)      (13,948)
Minimum liability adjustment                       -           4,031               -          14,866

(Prepaid pension expense) pension liability   $ (1,337)      $41,136          $  6,682      $ 43,902

The projected benefit obligations for the plans were determined principally using discount rates of 8.5% and 7.0% as of December 31, 1994 and 1993, respectively. For both 1994 and 1993 the assumed long-term rate of return on plan assets was 9.5%. The assumed long-term compensation increase rates for 1994 and 1993 were primarily 4.8% and 6.0%, respectively.

12. POST-RETIREMENT BENEFITS

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

Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Post-retirement Benefits Other Than Pensions" (FAS No. 106) which requires that the cost of post-retirement benefits be accrued during employees' working careers. The Corporation elected to adopt FAS No. 106 by means of a catch-up adjustment. This change in accounting as of January 1, 1993, had the effect of decreasing net income by $112.2 million, or $1.25 per share, after a deferred tax benefit of $76.3 million.

Prior to 1993, the Corporation accounted for such benefits as an expense as paid. Expense recognized under FAS No. 106 during 1993 incrementally reduced net income by $5.9 million.

Net post-retirement benefit costs consisted of the following components:

For the years ended December 31,                            1994      1993
In thousands of dollars

Service cost                                             $ 3,642   $ 3,997
Interest cost on projected benefit obligations            13,334    12,897
Amortization                                              (1,028)     (280)

Total                                                    $15,948   $16,614


Obligations are unfunded and the actuarial present values of accumulated post-retirement benefit obligations recognized in the consolidated balance sheets were as follows:

December 31,                                                1994        1993
In thousands of dollars

Retirees                                                $ 92,051    $ 87,765
Fully eligible active plan participants                   26,030      31,852
Other active plan participants                            49,338      65,069

Total                                                    167,419     184,686
Plan amendments                                           19,224       5,746
Unrecognized net gain from past experience
  different than that assumed                             20,285       7,976

Accrued post-retirement benefits                        $206,928    $198,408


The accumulated post-retirement benefit obligations were determined principally using discount rates of 8.5% and 7.5% as of December 31, 1994 and 1993, respectively. The assumed average health care cost trend rate used in measuring the accumulated post-retirement benefit obligations as of December 31, 1994 and 1993, was principally 12%, gradually declining to approximately 7% by 2003, and remaining at that level thereafter. A one percentage point increase in the average health care cost trend rate for each year would increase the accumulated post-retirement benefit obligations as of December 31, 1994 and 1993, by $23.5 million and $18.3 million, respectively, and would increase the sum of the net service and interest cost components of net post-retirement benefit costs for 1994 and 1993 by $2.8 million and $2.2 million, respectively.

As part of its long-range financing plans, the Corporation, in 1989, implemented a corporate-owned life insurance program covering most of its domestic employees. After paying employee death benefits, proceeds from this program will be available for general corporate purposes and may be used to offset future employee benefits costs, including retiree medical benefits. The Corporation's investment in corporate-owned life insurance policies was recorded net of policy loans in other assets, and interest accrued on the policy loans was included in accrued liabilities as of December 31, 1994 and 1993. Net life insurance expense, including interest expense, was included in selling, marketing and administrative expenses.

13. EMPLOYEE STOCK OWNERSHIP TRUST

The Corporation's employee stock ownership trust (ESOP) serves as the primary vehicle for contributions to its existing employee savings and stock investment plan for participating domestic salaried and hourly employees. The ESOP was funded by a 15-year 7.75% loan of $47.9 million from the Corporation. During 1994 and 1993, the ESOP received a combination of dividends on unallocated shares and contributions from the Corporation equal to the amount required to meet its principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 79,588 shares of Common Stock each year. As of December 31, 1994, the ESOP held 221,334 of allocated shares and 955,052 of unallocated shares. All ESOP shares are considered outstanding for income per share computations.

The Corporation recognized net compensation expense equal to the shares allocated multiplied by the original cost of $40 1/8 per share less dividends received by the ESOP on unallocated shares. Compensation expense related to the ESOP for 1994, 1993 and 1992 was $1.7 million, $2.0 million and $2.3 million, respectively. Dividends paid on unallocated ESOP shares were $1.2 million in 1994 and 1993, and $.9 million in 1992. The unearned ESOP compensation balance in stockholders' equity represented deferred compensation expense to be recognized by the Corporation in future years as additional shares are allocated to participants.


14. CAPITAL STOCK AND NET INCOME PER SHARE

As of December 31, 1994, the Corporation had 530,000,000 authorized shares of capital stock. Of this total, 450,000,000 shares were designated as Common Stock, 75,000,000 shares as Class B Common Stock (Class B Stock), and 5,000,000 shares as Preferred Stock, each class having a par value of one dollar per share. As of December 31, 1994, a combined total of 89,922,336 shares of both classes of common stock had been issued of which 86,735,197 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 1994.


Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors, with the Common Stock having one vote per share and the Class B Stock having ten votes per share. However, the Common Stock, voting separately as a class, is entitled to elect one-sixth of the Board of Directors. With respect to dividend rights, the Common Stock is entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 1994, 1993 and 1992, a total of 10,300 shares, 4,000 shares and 7,775 shares, respectively, of Class B Stock were converted into Common Stock.

Hershey Trust Company, as Trustee for Milton Hershey School (Hershey Trust), as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held a total of 21,379,501 shares of the Common Stock, and as Trustee for Milton Hershey School, held 15,153,003 shares of the Class B Stock as of December 31, 1994, and was entitled to cast approximately 77% of the total votes of both classes of the Corporation's common stock. Hershey Trust must approve the issuance of shares of Common Stock or any other action which would result in the Hershey Trust not continuing to have voting control of the Corporation.

In 1993, the Corporation's Board of Directors approved a share repurchase program to acquire from time to time through open market or privately negotiated transactions up to $200 million of Common Stock. A total of 3,451,139 shares of Common Stock had been acquired for approximately $171.5 million under the share repurchase program as of December 31, 1994, of which 264,000 shares were retired and the remaining 3,187,139 shares were held as treasury stock. During 1994, 878,039 shares were repurchased at an average price of $45 per share. Of the total purchased, 2,000,000 shares were acquired from Hershey Trust in 1993 for approximately $103.1 million.

Net income per share has been computed based on the weighted average number of shares of the Common Stock and the Class B Stock outstanding during the year. Average shares outstanding were 87,018,626 for 1994, 89,757,135 for 1993 and 90,186,336 for 1992.

15. INCENTIVE PLAN

The long-term portion of the 1987 Key Employee Incentive Plan, as amended (Plan), provides for grants or awards to senior executives and key employees of one or more of the following: performance stock units, non-qualified stock options (stock options), stock appreciation rights and restricted stock units. The Plan also provides for the deferral of performance stock unit awards by participants.

As of December 31, 1994, a total of 136,615 contingent performance stock units had been granted for potential future distribution, primarily related to three-year cycles ending December 31, 1994, 1995 and 1996. Deferred performance stock units and accumulated dividend amounts totaled 196,081 shares as of December 31, 1994.

Stock options are granted at exercise prices of not less than 100% of the fair market value of a share of Common Stock at the time the option is granted and are exercisable for periods no longer than 10 years from the date of grant. Each option may be used to purchase one share of Common Stock. No compensation expense is recognized under the stock options portion of the Plan.

No stock appreciation rights or restricted stock units were outstanding as of December 31, 1994.

Stock option activity was as follows:

                                                Shares under Options
                                             Number          Option Price
                                           of Shares          per Share

Outstanding -- January 1, 1992               857,125       $23-3/4 to 36-1/4

  Granted                                    939,000       $41-1/8 to 44-3/4
  Exercised                                  (69,650)      $23-3/4 to 35-3/8
  Cancelled                                   (9,500)                $44-3/4

Outstanding -- December 31, 1992           1,716,975       $25-3/8 to 44-3/4

  Granted                                    116,600               $47 to 53
  Exercised                                  (82,850)      $25-3/8 to 35-3/8
  Cancelled                                  (20,300)                $44-3/4

Outstanding -- December 31, 1993           1,730,425           $25-3/8 to 53

  Granted                                    963,800                     $49
  Exercised                                 (104,975)      $25-3/8 to 44-3/4
  Cancelled                                  (55,300)          $44-3/4 to 49

Outstanding -- December 31, 1994           2,533,950           $25-3/8 to 53

Stock options exercisable as of December 31, 1994 and 1993 were 1,734,750 and 951,725, respectively.

16. SUPPLEMENTAL BALANCE SHEET INFORMATION


Accounts Receivable - Trade

In the normal course of business, the Corporation extends credit to customers which satisfy pre-defined credit criteria. The Corporation believes that it has little concentration of credit risk due to the diversity of its customer base. Receivables, as shown on the consolidated balance sheets, were net of allowances and anticipated discounts of $14.0 million and $12.5 million as of December 31, 1994 and 1993, respectively.


Inventories

The Corporation values the majority of its inventories under the last-in, first-out (LIFO) method and the remaining inventories at the lower of first-in, first-out (FIFO) cost or market. LIFO cost of inventories valued using the LIFO method was $318.5 million and $310.6 million as of December 31, 1994 and 1993, respectively, and all inventories were stated at amounts that did not exceed realizable values. Total inventories were as follows:

December 31,                                        1994         1993
In thousands of dollars

Raw materials                                   $234,317     $209,570
Goods in process                                  28,680       37,261
Finished goods                                   247,272      265,616

Inventories at FIFO                              510,269      512,447
Adjustment to LIFO                               (64,567)     (59,005)

Total inventories                               $445,702     $453,442


Property, Plant and Equipment

Property, plant and equipment balances included construction in progress of $76.9 million and $171.1 million as of December 31, 1994 and 1993, respectively. Major classes of property, plant and equipment were as follows:

December 31,                                        1994         1993
In thousands of dollars

Land                                          $   50,678   $   48,239
Buildings                                        467,950      430,199
Machinery and equipment                        1,604,901    1,563,326

Property, plant and equipment, gross           2,123,529    2,041,764
Accumulated depreciation                        (655,132)    (580,860)

Property, plant and equipment, net            $1,468,397   $1,460,904




Accrued Liabilities

Accrued liabilities were as follows:

December 31,                                        1994         1993
In thousands of dollars

Payroll and other compensation                  $ 67,155     $ 81,909
Advertising and promotion                         81,561       89,819
Other                                            116,567      130,261

Total accrued liabilities                       $265,283     $301,989


Other Long-term Liabilities

Other long-term liabilities were as follows:

December 31,                                        1994         1993
In thousands of dollars

Accrued post-retirement benefits                $198,251     $189,959
Other                                            104,805      100,442

Total other long-term liabilities               $303,056     $290,401

17. SEGMENT INFORMATION

The Corporation operates in a single consumer foods line of business, encompassing the domestic and international manufacture, distribution and sale of chocolate, confectionery, grocery and pasta products.

Operations in Canada and Europe represent the majority of the Corporation's international business. Historically, transfers of product between geographic areas have not been significant. In
1994, sales to Wal-Mart Stores, Inc. and Subsidiaries amounted to approximately 10% of total net sales. Net sales, income before interest, income taxes and accounting changes and identifiable assets by geographic segment were as follows:

For the years ended December 31,                   1994           1993           1992
In thousands of dollars

Net sales:
  Domestic                                   $3,124,155     $3,080,329     $2,871,438
  International                                 482,116        407,920        348,367

Total                                        $3,606,271     $3,488,249     $3,219,805

Income (loss) before interest,
  income taxes and accounting changes:
  Domestic                                   $  446,585     $  446,565     $  419,317
  International                                 (78,090)        10,663          8,911
  Gain on sale of investment interest              -            80,642           -

Total                                        $  368,495     $  537,870     $  428,228

Identifiable assets as of December 31:
  Domestic                                   $2,338,184     $2,281,766     $2,353,230
  International                                 552,797        573,325        319,679

Total                                        $2,890,981     $2,855,091     $2,672,909


18. QUARTERLY DATA (Unaudited)

Summary quarterly results were as follows:

In thousands except per share amounts

Year 1994                                  First       Second         Third          Fourth

Net sales                               $883,890     $675,983      $966,511      $1,079,887
Gross profit                             357,162      272,883       404,543         474,127
Net income                                53,016       25,325        81,063          24,815(a)
Net income per share                         .61          .29           .93             .29
Weighted average shares outstanding       87,414       87,096        86,808          86,745


Year 1993                                  First       Second         Third          Fourth

Net sales                               $897,788     $618,430      $935,662      $1,036,369
Gross profit                             387,019      254,834       390,846         460,048
Income before cumulative effect
  of accounting changes                  105,055       26,025        73,971          92,182
Net cumulative effect of accounting
   changes                              (103,908)         -            -               -
Net income                                 1,147(b)    26,025        73,971          92,182
Income per share(c):
   Before accounting changes                1.16          .29           .82            1.04
   Net cumulative effect of
      accounting changes                   (1.15)          -             -               -
   Net income                                .01          .29           .82            1.04
Weighted average shares outstanding       90,186       90,186        90,124          88,489



(a) Net income for the fourth quarter and year 1994 included an after-tax restructuring charge of $80.2 million. Net income per share was similarly impacted.

(b) Net income for the first quarter and year 1993 included the net cumulative effect of accounting changes for post-retirement benefits and income taxes of $(103.9) million and an after-tax gain on the sale of the investment interest in Freia of $40.6 million. Net income per share was similarly impacted.

(c) Quarterly income per share amounts for 1993 do not total to annual amounts due to the changes in weighted average shares outstanding during the year.

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

The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose appointment was ratified by stockholder vote at the stockholders' meeting held on April 25, 1994. Their report expresses an opinion that the Corporation's financial statements are fairly stated in conformity with generally accepted accounting principles, and they have indicated to us that their examination was performed in accordance with generally accepted auditing standards which are designed to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The Audit Committee of the Board of Directors of the Corporation, consisting solely of non-management directors, meets regularly with the independent public accountants, internal auditors and management to discuss, among other things, the audit scopes and results. Arthur Andersen LLP and the internal auditors both have full and free access to the Audit Committee, with and without the presence of management.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of Hershey Foods Corporation:

We have audited the accompanying consolidated balance sheets of Hershey Foods Corporation (a Delaware Corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended
December 31, 1994, appearing on pages 18, 20, 22 and 24 through
36. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hershey Foods Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 10 and 12 to the consolidated financial statements, effective January 1, 1993, the Corporation changed its methods of accounting for income taxes and post-retirement benefits other than pensions.


/s/Arthur Andersen LLP
New York, N.Y.
January 27, 1995

       Page Inside Back Cover

HERSHEY FOODS CORPORATION
ELEVEN-YEAR CONSOLIDATED FINANCIAL SUMMARY

All dollar and share amounts in
  thousands except market price
    and per share statistics

                                            10-Year
                                            Compound
                                           Growth Rate           1994           1993           1992           1991          1990

Summary of Operations(a)
 Net Sales                                       9.7%  $    3,606,271      3,488,249      3,219,805      2,899,165     2,715,609
 Cost of Sales                                   8.4%  $    2,097,556      1,995,502      1,833,388      1,694,404     1,588,360
 Selling, Marketing and Administrative          12.8%  $    1,034,115      1,035,519        958,189        814,459       776,668
 Restructuring (Charge) Gain, Net                      $     (106,105)          -              -              -           35,540
 Gain on Sale of Investment Interest                   $         -            80,642           -              -             -
 Interest Expense, Net                          15.6%  $       35,357         26,995         27,240         26,845        24,603
 Income Taxes                                    6.0%  $      148,919        213,642        158,390        143,929       145,636
 Income from Continuing Operations
    Before Accounting Changes                    7.7%  $      184,219        297,233        242,598        219,528       215,882
 Net Cumulative Effect of
    Accounting Changes                                 $         -          (103,908)          -              -             -
 Discontinued Operations                               $         -              -              -              -             -
 Net Income                                      5.4%  $      184,219        193,325        242,598        219,528       215,882
 Income Per Share:
    From Continuing Operations Before
      Accounting Changes(b)                      8.6%  $         2.12(g)        3.31(h)        2.69           2.43          2.39(i)
    Net Cumulative Effect of
      Accounting Changes                               $          -            (1.16)           -              -               -
    Net Income (b)                               6.2%  $         2.12(g)        2.15(h)        2.69           2.43          2.39(i)
 Weighted Average Shares Outstanding (b)                       87,019         89,757         90,186         90,186        90,186
 Dividends Paid on Common Stock                  9.2%  $       89,660         84,711         77,174         70,426        74,161(e)
    Per Share (b)                               11.7%  $        1.250          1.140          1.030           .940          .990(e)
 Dividends Paid on Class B Common Stock         26.8%  $       17,301         15,788         14,270         12,975        13,596(e)
    Per Share (b)                               26.9%  $        1.135          1.035           .935           .850          .890(e)
 Income from Continuing Operations
    Before Accounting Changes
     as a Percent of Net Sales                                   7.3%(c)        7.4%(d)        7.5%           7.6%          7.2%(f)
 Depreciation                                   17.6%  $      114,821        100,124         84,434         72,735        61,725
 Advertising                                     5.4%  $      120,629        130,009        137,631        117,049       146,297
 Promotion                                      16.0%  $      419,164        444,546        398,577        325,465       315,242
 Payroll                                         8.5%  $      472,997        469,564        433,162        398,661       372,780


Year-end Position and Statistics(a)
 Capital Additions                              11.9%  $      138,711        211,621        249,795        226,071       179,408
 Total Assets                                   10.6%  $    2,890,981      2,855,091      2,672,909      2,341,822     2,078,828
 Long-term Portion of Debt                       4.3%  $      157,227        165,757        174,273        282,933       273,442
 Stockholders' Equity                            8.1%  $    1,441,100      1,412,344      1,465,279      1,335,251     1,243,537
 Net Book Value Per Share (b)                    9.0%  $        16.61          16.12          16.25          14.81         13.79
 Operating Return on Average
    Stockholders' Equity                                        18.5%          17.8%          17.3%          17.0%         16.6%
 Operating Return on Average
    Invested Capital                                            15.6%          15.0%          14.4%          13.8%         13.4%
 Full-time Employees                                           14,000         14,300         13,700         14,000        12,700


Stockholders' Data
 Outstanding Shares of Common Stock
     and Class B Common Stock at
       Year-end (b)                                            86,735         87,613         90,186         90,186        90,186
 Market Price of Common Stock
     at Year-end (b)                            14.2%  $       48 3/8             49             47         44 3/8        37 1/2
    Range During Year (b)                              $53 1/2-41 1/8  55 7/8-43 1/2  48 3/8-38 1/4  44 1/2-35 1/8 39 5/8-28 1/4

Notes:

    (a) All amounts for years prior to 1988 have been restated for discontinued operations, where applicable. Operating Return on Average Stockholders' Equity and Operating Return on Average Invested Capital have been computed using Net Income, excluding the 1988 gain and 1985 loss on disposal included in Discontinued Operations, the 1993 Net Cumulative Effect of Accounting Changes, and the after-tax impacts of the 1990 Restructuring Gain, Net, the 1993 Gain on Sale of the Investment Interest in Freia Marabou a.s (Freia), and the 1994 Restructuring Charge.

    (b) All shares and per share amounts have been adjusted for the three-for-one stock split effective September 15, 1986 and the two-for-one stock split effective September 15, 1983.

    (c) Calculated percent excludes the 1994 Restructuring Charge. Including the charge, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 5.1%.

    (d) Calculated percent excludes the Gain on Sale of Investment Interest in Freia. Including the gain, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 8.5%.

    (e) Amounts included a special dividend for 1990 of $11.2 million or $.15 per share of Common Stock and $2.1 million or $.135 per share of Class B Common Stock.

    (f) Calculated percent excludes the 1990 Restructuring Gain, Net. Including the gain, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 7.9%.

    (g) Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share for 1994 included a $.92 per share restructuring charge. Excluding the impact of this charge, Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share would have been $3.04.

    (h) Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share for 1993 included a $.45 per share gain on the sale of the investment interest in Freia. Excluding the impact of this gain, Income Per Share from Continuing Operations Before Accounting Changes would have been $2.86.

    (i) Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share for 1990 included a $.22 per share Restructuring Gain, Net. Excluding the impact of this gain, Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share would have been $2.17.

       Page Inside Back Cover

HERSHEY FOODS CORPORATION
ELEVEN-YEAR CONSOLIDATED FINANCIAL SUMMARY

All dollar and share amounts in
   thousands except market price
     and per share statistics

                                                          1989          1988           1987        1986           1985         1984

Summary of Operations(a)
 Net Sales                                      $    2,420,988     2,168,048      1,863,816   1,635,486      1,526,584    1,423,396
 Cost of Sales                                  $    1,455,612     1,326,458      1,149,663   1,032,061        982,370      934,817
 Selling, Marketing and Administrative          $      655,040       575,515        468,062     387,227        345,299      309,587
 Restructuring (Charge) Gain, Net               $          -             -              -           -              -            -
 Gain on Sale of Investment Interest            $          -             -              -           -              -            -
 Interest Expense, Net                          $       20,414        29,954         22,413       8,061         10,240        8,325
 Income Taxes                                   $      118,868        91,615         99,604     100,931         91,910       82,986
 Income from Continuing Operations
    Before Accounting Changes                   $      171,054       144,506        124,074     107,206         96,765       87,681
 Net Cumulative Effect of
    Accounting Changes                          $          -             -              -           -              -            -
 Discontinued Operations                        $          -          69,443         24,097      25,558         15,462       21,001
 Net Income                                     $      171,054       213,949        148,171     132,764        112,227      108,682
 Income Per Share:
    From Continuing Operations
      Before Accounting Changes(b)              $         1.90          1.60           1.38        1.15           1.03          .93
    Net Cumulative Effect of
      Accounting Changes                        $          -             -              -           -               -            -
    Net Income (b)                              $         1.90          2.37           1.64        1.42           1.19         1.16
 Weighted Average Shares Outstanding (b)                90,186        90,186         90,186      93,508         94,011       94,011
 Dividends Paid on Common Stock                 $       55,431        49,433         43,436      40,930         37,386       37,073
    Per Share (b)                               $         .740          .660           .580        .520           .475         .413
 Dividends Paid on Class B Common Stock         $       10,161         9,097          8,031       7,216          6,556        1,607
    Per Share (b)                               $         .665          .595           .525        .472           .428         .105
 Income from Continuing Operations
    Before Accounting Changes
      as a Percent of Net Sales                           7.1%          6.7%           6.7%        6.6%           6.3%         6.2%
 Depreciation                                   $       54,543        43,721         35,397      31,254         28,348       22,725
 Advertising                                    $      121,182        99,082         97,033      83,600         77,135       71,070
 Promotion                                      $      256,237       230,187        171,162     122,508        105,401       94,921
 Payroll                                        $      340,129       298,483        263,529     238,742        222,267      208,395


Year-end Position and Statistics(a)
 Capital Additions                              $      162,032       101,682         68,504      74,452         61,361       45,258
 Total Assets                                   $    1,814,101     1,764,665      1,544,354   1,262,332      1,116,074    1,052,161
 Long-term Portion of Debt                      $      216,108       233,025        280,900     185,676         86,986      103,155
 Stockholders' Equity                           $    1,117,050     1,005,866        832,410     727,941        727,899      660,928
 Net Book Value Per Share (b)                   $        12.39         11.15           9.23        8.07           7.74         7.03
 Operating Return on Average
    Stockholders' Equity                                 16.1%         17.5%          19.0%       18.2%          17.2%        17.3%
 Operating Return on Average
    Invested Capital                                     13.2%         13.3%          13.5%       13.5%          13.5%        13.5%
 Full-time Employees                                    11,800        12,100         10,540      10,210         10,380       10,150


Stockholders' Data
 Outstanding Shares of Common Stock
      and Class B Common Stock
        at Year-end (b)                                 90,186        90,186         90,186      90,186         94,011       94,011
 Market Price of Common Stock at
      Year-end (b)                              $       35 7/8            26         24 1/2      24 5/8         17 1/8       12 7/8
    Range During Year (b)                       $36 7/8-24 3/4 28 5/8-21 7/8  37 3/4-20 3/4   30-15 1/2  18 3/8-11 5/8 13 3/4-9 3/8

  Notes:

    (a) All amounts for years prior to 1988 have been restated for discontinued operations, where applicable. Operating Return on Average Stockholders' Equity and Operating Return on Average Invested Capital have been computed using Net Income, excluding the 1988 gain and 1985 loss on disposal included in Discontinued Operations, the 1993 Net Cumulative Effect of Accounting Changes, and the after-tax impacts of the 1990 Restructuring Gain, Net, the 1993 Gain on Sale of the Investment Interest in Freia Marabou a.s (Freia), and the 1994 Restructuring Charge.

    (b) All shares and per share amounts have been adjusted for the three-for-one stock split effective September 15, 1986 and the two-for-one stock split effective September 15, 1983.