Form 10-K, Exhibit 13
period 1995-12-31
HERSHEY FOODS CORP
filed 1996-03-13
CIK 47111

                           HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

  The Corporation achieved increased sales in 1995 and 1994. Net sales during this two-year period increased at a compound annual rate of 3%, primarily reflecting volume growth from the introduction of new confectionery and grocery products and from foreign acquisitions, and price increases principally in the Corporation's pasta and foreign businesses. These increases were partially offset by lower sales resulting from the divestiture of Overspecht B.V. (OZF Jamin) in the second quarter of 1995 and, in 1994, reduced demand for existing domestic confectionery brands and the discontinuance of the Corporation's refrigerated pudding line.

  Hershey Chocolate U.S.A. increased the wholesale price of its standard bar line and king size bars by approximately eleven percent in December 1995. These products represented approximately 25% of the Corporation's 1995 sales. Price increases were intended to offset higher costs for raw materials and packaging, together with the cumulative impact of inflation on other costs since the last standard bar price increase nearly five years ago. Hershey Pasta Group implemented selected price increases in late 1993, early 1994 and late 1995 in an effort to recover substantial increases in semolina costs. The price increases have not been sufficient to recover the full impact of the higher semolina costs, partly due to competition from subsidized pasta imports into the United States.

  Income, excluding the net after-tax effect of restructuring activities recorded in 1995 and the 1993 net cumulative effect of accounting changes and the after-tax Freia Marabou a.s (Freia) gain, increased at a compound annual rate of 4% during the two-year period. This increase was a result of the growth in sales, partially offset by a lower gross profit margin and higher selling, marketing and administrative expenses.

  The following acquisitions and divestitures occurred during the period:

  . December 1995--The acquisition of Henry Heide, Incorporated (Henry
    Heide), a confectionery company which manufactures a variety of non-chocolate confectionery products including JUJYFRUITS candies and WUNDERBEANS jellybeans.

  . December 1995--The Corporation entered into definitive agreements to sell the assets of Hershey Canada, Inc.'s PLANTERS nut (Planters) and LIFE SAVERS and BREATH SAVERS hard candy, and BEECH-NUT cough drop (Life Savers) businesses to Johnvince Foods Group and Beta Brands Inc., respectively. Both transactions were completed in January 1996 as part of a restructuring program announced by the Corporation in late 1994.

  . June 1995--The sale of the outstanding shares of OZF Jamin to a management buyout group at OZF Jamin as part of the restructuring program. OZF Jamin was purchased by the Corporation in October 1993.

  . September 1993--The acquisition of the Italian confectionery business of Heinz Italia S.p.A. (Sperlari). Sperlari is a leader in the Italian non-chocolate confectionery market and manufactures and distributes a wide range of confectionery products, including nougat and sugar candies. Products are marketed primarily under the SPERLARI, DONDI and SCARAMELLINI brands.

  . March 1993--The acquisition of certain assets of the Ideal Macaroni and Weiss Noodle companies (Ideal/Mrs. Weiss) in Cleveland, Ohio.

  The Corporation's net sales, net income and cash flows are affected by the timing of business acquisitions, new product introductions, promotional activities, price increases and a seasonal sales bias toward the second half of the year. These factors, from time to time, cause fluctuations in net sales and net income versus the comparable quarterly periods of prior years.

NET SALES

  Net sales rose $84.4 million or 2% in 1995 and $118.0 million or 3% in 1994. The increase in 1995 was due to incremental sales from new confectionery and grocery products, volume growth from existing domestic and foreign confectionery brands and pasta products, and selected selling price increases, principally in the Corporation's foreign businesses. These increases were partially offset by lower sales resulting from the divestiture of OZF Jamin in the second quarter of 1995 and the discontinuance of the Corporation's refrigerated pudding line in late 1994. The increase in 1994 was due to volume growth from new products and businesses acquired in late 1993, offset substantially by lower sales caused by reduced demand for existing confectionery and grocery brands. Sales of the Corporation's Canadian and Mexican businesses were lower in 1994 due to volume declines resulting from adverse economic conditions and the impact of currency exchange rates.

COSTS AND EXPENSES

  Cost of sales as a percent of net sales increased from 57.2% in 1993 to 58.2% in 1994, but declined to 57.6% in 1995. The increase in gross margin in 1995 was primarily the result of manufacturing efficiency improvements, selling price increases in the Corporation's foreign businesses and the favorable impact of the OZF Jamin divestiture. These increases were partially offset by higher costs for certain major raw materials and packaging, along with inflation in labor and overhead costs. The decrease in gross margin in 1994 was primarily the result of higher costs for certain major raw materials, particularly semolina, higher expenses for depreciation, and lower margins associated with the foreign businesses, partially offset by lower costs resulting from manufacturing efficiency improvements, and pasta selling price increases.

  Selling, marketing and administrative costs increased by 2% in 1995 primarily due to increased advertising for existing confectionery brands and the introduction of new products, partially offset by reduced promotion and administrative expenses. Selling, marketing and administrative costs decreased slightly in 1994 primarily due to reduced levels of promotion and advertising expenses for existing confectionery brands, largely offset by increased promotion and advertising expenses related to the introduction of new products and higher selling and administrative expenses associated with the 1993 business acquisitions.

RESTRUCTURING ACTIVITIES

  In the fourth quarter of 1994, the Corporation recorded a pre-tax restructuring charge of $106.1 million ($80.2 million after tax or $.92 per share) following a comprehensive review of domestic and foreign operations designed to enhance performance of operating assets by lowering operating and administrative costs, eliminating underperforming assets and streamlining the overall decision-making process.

  As of December 31, 1995, $81.8 million of restructuring reserves had been utilized and $16.7 million had been reversed to reflect revisions and changes in estimates to the original restructuring program. The remaining $7.6 million of accrued restructuring reserves will be utilized in early 1996 as the final aspects of the restructuring program are completed, and annual savings of approximately $18.0 million are expected to be realized thereafter.

  During the third quarter of 1995, a pre-tax restructuring charge of $16.6 million was recorded in connection with a voluntary retirement program announced by the Corporation in August 1995. The charge was primarily related to the funding of retirement benefits for eligible employees who elected early retirement. This cash charge will be funded from operating cash flows. The impact of this charge was more than offset by the partial reversal of 1994 accrued restructuring reserves, resulting in an increase to income before income taxes of $.2 million and an increase to net income of $2.0 million as the tax benefit associated with the 1995 charge more than offset the tax provision associated with the reversal of 1994 restructuring reserves.

GAIN ON SALE OF INVESTMENT INTEREST

  In March 1993, the Corporation recorded a pre-tax gain of $80.6 million on the sale of its 18.6% investment interest in Freia which had the effect of increasing net income by $40.6 million.

INTEREST EXPENSE, NET

  Net interest expense increased $9.5 million in 1995 primarily as a result of higher short-term interest expense. Short-term interest expense increased due to higher borrowing rates and increased borrowings associated with the purchase of approximately 9.0 million shares of the Corporation's Common Stock from the Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (Milton Hershey School Trust).

  Net interest expense increased $8.4 million in 1994 as higher short-term interest expense, reduced capitalized interest and lower interest income were only partially offset by lower fixed interest expense. Short-term interest expense was above prior year as a result of higher borrowing levels related to a share repurchase program and the 1993 acquisitions, and increased short-term borrowing rates. Fixed interest expense was less than prior year due to the retirement of long-term debt in 1993.

PROVISION FOR INCOME TAXES

  The Corporation's effective income tax rate was 39.5%, 44.7%, and 41.8% in 1995, 1994 and 1993, respectively. The lower rate in 1995 compared to 1994 was primarily due to the impact of restructuring activities. The increase in 1994 compared to 1993 was principally a result of the relatively low foreign income tax benefit associated with the restructuring charge.

NET CUMULATIVE EFFECT OF ACCOUNTING CHANGES

  Effective January 1, 1993, the Corporation adopted Statements of Financial Accounting Standards No. 106 "Employers' Accounting for Post-retirement Benefits Other Than Pensions" and No. 109 "Accounting for Income Taxes" by means of catch-up adjustments. The net charge associated with these changes in accounting had the effect of decreasing net income by approximately $103.9 million, or $1.16 per share.

NET INCOME

  Net income increased by 53% in 1995. Excluding the net after-tax effects of the 1995 and 1994 restructuring activities, income increased $15.5 million or 6%. Net income increased $7.8 million or 3% in 1994, excluding the after-tax effect of the 1994 restructuring charge, and the 1993 after-tax gain on the sale of the Freia investment and the catch-up adjustments for accounting changes. Income as a percent of net sales, after excluding the net after-tax effects of restructuring activities in 1995 and 1994 and the 1993 net cumulative effect of accounting changes and the after-tax Freia gain, was 7.6% in 1995, 7.3% in 1994 and 7.4% in 1993.

FINANCIAL POSITION

  The Corporation's financial position remained strong during 1995. The capitalization ratio (total short-term and long-term debt as a percent of stockholders' equity, short-term and long-term debt) was 42% as of December 31, 1995, and 25% as of December 31, 1994. The ratio of current assets to current liabilities was 1.1:1 as of December 31, 1995, and 1.2:1 as of December 31, 1994. The decrease in the current ratio and the increase in the capitalization ratio resulted primarily from short-term borrowings and the issuance of long-term debt to finance the purchase of Common Stock from the Milton Hershey School Trust.

ASSETS

  Total assets decreased $60.4 million or 2% as of December 31, 1995, primarily as a result of decreases in current assets, property, plant and equipment, and intangibles resulting from business acquisitions, offset somewhat by an increase in other assets.

  Current assets decreased by $26.3 million reflecting lower inventories and current deferred income taxes, offset somewhat by an increase in other current assets. The decrease in inventories was primarily related to decreases in raw material inventories. Current deferred income taxes decreased as a result of the realization in 1995 of the income tax benefit associated with the restructuring charge recorded in 1994. The increase in other current assets related to receivables associated with the sale of the Planters and Life Savers businesses and commodity transactions.

  The $32.4 million net decrease in property, plant and equipment reflected the divestiture of certain businesses and assets, and depreciation expense of $119.4 million, partially offset by capital additions of $140.6 million.

  The decrease in intangibles resulting from business acquisitions was primarily associated with the sale of the Planters and Life Savers businesses and the amortization of intangibles, partially offset by an increase related to the acquisition of Henry Heide. The increase in other assets was primarily associated with employee retirement plans.

LIABILITIES

  Total liabilities increased by $297.8 million or 21% as of December 31, 1995, primarily due to increases in current liabilities and long-term debt.

  Current liabilities increased by $68.1 million principally as a result of higher short-term debt and accrued liabilities, offset somewhat by a decrease in accrued restructuring reserves. Short-term debt increased as a result of borrowings associated with the purchase of Common Stock from the Milton Hershey School Trust. The increase in accrued liabilities principally reflected increases in liabilities associated with employee retirement plans as a result of the voluntary retirement program. The decrease in accrued restructuring reserves reflected the utilization and partial reversal of reserves related to the 1994 restructuring program.

  The increase in long-term debt reflected the issuance of $200 million of 6.7% Notes due 2005 (Notes) in the fourth quarter of 1995. The proceeds from issuance of the Notes were used to repay domestic commercial paper borrowings associated with the purchase of Common Stock from the Milton Hershey School Trust.

STOCKHOLDERS' EQUITY

  Total stockholders' equity declined by 25% in 1995, primarily due to the repurchase of Common Stock. Total stockholders' equity has increased at a compound annual rate of 4% over the past ten years.

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

LIQUIDITY

  Historically, the Corporation's major source of financing has been cash generated from operations. The Corporation's income and, consequently, cash provided from operations during the year are affected by seasonal sales patterns, the timing of new product introductions, business acquisitions and price increases. Chocolate, confectionery and grocery seasonal and holiday-related sales have typically been highest during the third and fourth quarters of the year, representing the principal seasonal effect. Generally, seasonal working capital needs peak during the summer months and have been met by issuing commercial paper.

  Over the past three years, cash requirements for share repurchases, capital additions, dividend payments and several business acquisitions exceeded cash provided from operating activities and the cash from the sale of the Corporation's investment interest in Freia by $209.0 million. Total debt, including debt assumed, increased during the period by $233.1 million. Cash and cash equivalents increased by $8.2 million during the period.

  The Corporation anticipates that capital expenditures will be in the range of $125 million to $175 million per annum during the next several years as a result of continued modernization of existing facilities and capacity expansion to support new products and line extensions. As of December 31, 1995, the Corporation's principal capital commitments included manufacturing capacity expansion and modernization.

  A portion of the $259.7 million gross proceeds from the sale of the Corporation's Freia investment interest was used for the early repayment of long-term debt in 1993.

  In 1993, the Corporation's Board of Directors approved a share repurchase program to acquire from time to time, through open market or privately negotiated transactions, up to $200 million of Common Stock. A total of 3,923,780 shares of Common Stock has been repurchased for approximately $197.7 million under the program, of which 264,000 shares were retired and the remaining 3,659,780 shares were held as Treasury Stock as of December 31, 1995.

  In August 1995, the Corporation purchased an additional 9,049,773 shares of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $500.0 million. In connection with the share repurchase program begun in 1993, a total of 2,000,000 shares were also acquired from the Milton Hershey School Trust in 1993 for approximately $103.1 million. As of December 31, 1995, a total of 12,709,553 shares were held as Treasury Stock.

  In February 1996, the Corporation's Board of Directors approved an additional share repurchase program to acquire from time to time, through open market or privately negotiated transactions, up to $200 million of Common Stock.

  In October 1995, the Corporation issued $200 million of Notes under Form S-3 Registration Statements which were declared effective in June 1990 and November 1993. As of December 31, 1995, $300 million of debt securities remained available for issuance under the November 1993 Registration Statement. Proceeds from any offering of the $300 million of debt securities available under the shelf registration may be used for general corporate requirements including, reducing existing commercial paper borrowings, financing capital additions and funding future business acquisitions and working capital requirements.

  In order to minimize its financing costs and to manage interest rate exposure, the Corporation entered into interest rate swap agreements to effectively convert a portion of its floating rate debt to fixed rate debt. As of December 31, 1995, the Corporation had agreements outstanding with an aggregate notional amount of $200.0 million, with maturities through 1997. Any interest rate differential on interest rate swaps is recognized as an adjustment to interest expense over the term of the agreement. The Corporation's risk related to swap agreements is limited to the cost of replacing such agreements at current market rates.

  In December 1995, the Corporation entered into committed credit facility agreements with a syndicate of banks under which it could borrow up to $600 million as of December 31, 1995, with options to increase borrowings by $1.0 billion with the concurrence of the banks. Of the total committed credit facility, $200 million is for a renewable 364-day term and $400 million is effective for a five-year term. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions. Lines of credit previously maintained by the Corporation were significantly reduced when the credit facility agreements became effective.

CASH FLOW ACTIVITIES

  Cash provided from operating activities totaled $1.2 billion during the past three years. Over this period, depreciation and amortization have increased as a result of continuing investment in capital additions and business acquisitions. Cash requirements for accounts receivable and inventories have tended to fluctuate during the three-year period based on sales during December and inventory management practices. The change in cash required for or provided from other assets and liabilities between the years was primarily related to commodities transactions and the timing of payments for accrued liabilities, including income taxes, and in 1995 and 1994, restructuring expenses.

  Investing activities included capital additions, several business acquisitions, and the sale of an 18.6% investment interest in Freia in 1993. The income tax effects associated with the 1995 and 1994 restructuring activities and income taxes paid in 1993 on the Freia gain were included in operating activities. Capital additions during the past three years included the purchase of manufacturing equipment and expansion and modernization of existing facilities. Businesses acquired during the past three years included Henry Heide in 1995 and OZF Jamin, Sperlari and Ideal/Mrs. Weiss in 1993. OZF Jamin was sold in 1995 as part of the Corporation's restructuring program. Cash used for business acquisitions represented the purchase price paid and consisted of the current assets, property, plant and equipment, and intangibles acquired, net of liabilities assumed.

  Financing activities included debt borrowings and repayments, payment of dividends, the exercise of stock options, incentive plan transactions and the repurchase of Common Stock. During the past three years, short-term borrowings in the form of commercial paper or bank borrowings were used to fund seasonal working capital requirements, business acquisitions, a share repurchase program and the purchase of Common Stock from the Milton Hershey School Trust. A portion of the proceeds received from the sale of the Freia investment was used to repay long-term debt in 1993. The proceeds from the issuance of $200 million of Notes in October 1995 were used to reduce short-term borrowings. During the past three years, a total of 12,973,553 shares of Common Stock has been repurchased for approximately $697.7 million.

COMMODITY PRICE RISK MANAGEMENT

  The Corporation's most significant raw materials include cocoa, sugar, milk, peanuts, flour and almonds. The Corporation attempts to minimize the effect of price fluctuations related to the purchase of these raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 3 to 24 months. With regard to cocoa, sugar and corn sweeteners, price risks are also managed by entering into futures and options contracts. At the present time, similar futures and options contracts are not available for use in pricing the Corporation's other major raw materials. Futures contracts are used in combination with forward purchasing of cocoa, sugar and corn sweetener requirements, principally to take advantage of market fluctuations which provide more favorable pricing opportunities and to increase diversity or flexibility in sourcing these raw materials. The Corporation's commodity procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

  The cost of cocoa beans and the prices for the related commodity futures contracts historically have been subject to wide fluctuations attributable to a variety of factors, including the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates and speculative influences. Cocoa prices rose from 1992 to 1994 due to cocoa demand exceeding production. During 1995, prices for cocoa futures were relatively stable as a result of good West African crop development and yield. During 1996, any problems with the development of the West African crop to be harvested beginning in the fall, could result in demand again exceeding production, leading to possible cocoa futures price increases. The Corporation's costs during 1996 will not necessarily reflect market price fluctuations because of its forward purchasing practices, premiums and discounts reflective of relative values, varying delivery times, and supply and demand for specific varieties and grades of cocoa beans.

  The major raw material used in the manufacture of pasta products is semolina milled from durum wheat. The Corporation purchases semolina from commercial mills and is also engaged in a custom milling agreement to obtain sufficient quantities of semolina. In 1995, the Corporation's semolina costs per pound remained at historically high levels. The exceptionally high costs resulted from short supplies of durum wheat caused by a poor harvest of the North American crop in 1993 and 1994, combined with U.S. Government tariffs on imports of Canadian wheat. The tariff agreement expired as scheduled in 1995, but prices remained at historically high levels due to a continued worldwide shortage of durum wheat.

  Generally, the Corporation has been able to offset the effects of increases in the cost of its major raw materials, particularly cocoa beans, through selling price increases or reductions in product weights. Conversely, declines in the cost of major raw materials have served as a source of funds to enhance consumer value through increases in product weights, respond to competitive activity, develop new products and markets, and offset rising costs of other raw materials and expenses.

MARKET PRICES AND DIVIDENDS

  Cash dividends paid on the Corporation's Common Stock and Class B Stock were $110.1 million in 1995 and $107.0 million in 1994. The annual dividend rate on the Common Stock is $1.44 per share, an increase of 11% over the 1994 rate of $1.30 per share. The 1995 dividend represented the 21st consecutive year of Common Stock dividend increases.

  On February 6, 1996, the Corporation's Board of Directors declared a quarterly dividend of $.36 per share of Common Stock payable on March 15, 1996, to stockholders of record as of February 23, 1996. It is the Corporation's 265th consecutive Common Stock dividend. A quarterly dividend of $.325 per share of Class B Stock also was declared.

  Hershey Foods Corporation's Common Stock is listed and traded principally on the New York Stock Exchange (NYSE) under the ticker symbol "HSY."
Approximately 30.5 million shares of the Corporation's Common Stock were traded during 1995. The Class B Stock is not publicly traded.

  The closing price of the Common Stock on December 31, 1995, was $65. There were 38,480 stockholders of record of the Common Stock and the Class B Stock as of December 31, 1995.

  The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:

              DIVIDENDS PAID  COMMON STOCK
                PER SHARE     PRICE RANGE*
              -------------- ---------------
              COMMON CLASS B
              STOCK   STOCK   HIGH     LOW
              ------ ------- ------- -------
1995
  1st Quarter $ .325 $ .2950 $52 3/8 $48
  2nd Quarter   .325   .2950  55 7/8  50 1/8
  3rd Quarter   .360   .3250  64 7/8  53 5/8
  4th Quarter   .360   .3250  67 7/8  59
              ------ -------
    Total     $1.370 $1.2400
              ====== =======
1994
  1st Quarter $ .300 $ .2725 $53 1/2 $45 3/4
  2nd Quarter   .300   .2725  46 3/4  41 5/8
  3rd Quarter   .325   .2950  48      41 1/8
  4th Quarter   .325   .2950  49 5/8  44 1/2
              ------ -------
    Total     $1.250 $1.1350
              ====== =======

--------
* NYSE-Composite Quotations for Common Stock by calendar quarter.

RETURN MEASURES

OPERATING RETURN ON AVERAGE STOCKHOLDERS' EQUITY

  The Corporation's operating return on average stockholders' equity was 22.2% in 1995. Over the most recent five-year period, the return has ranged from 17.0% in 1991 to 22.2% in 1995. For the purpose of calculating operating return on average stockholders' equity, earnings is defined as net income, excluding the catch-up adjustments for accounting changes and the after-tax gain on the sale of the investment in Freia in 1993, and the after-tax restructuring activities in 1994 and 1995.

OPERATING RETURN ON AVERAGE INVESTED CAPITAL

  The Corporation's operating return on average invested capital was 17.1% in 1995. Over the most recent five-year period, the return has ranged from 13.8% in 1991 to 17.1% in 1995. Average invested capital consists of the annual average of beginning and ending balances of long-term debt, deferred income taxes and stockholders' equity. For the purpose of calculating operating return on average invested capital, earnings is defined as net income, excluding the sale of the investment in Freia, the catch-up adjustments for accounting changes, the after-tax restructuring activities in 1994 and 1995, and the after-tax effect of interest on long-term debt.

                           HERSHEY FOODS CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,                  1995       1994        1993
---------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS EXCEPT PER SHARE
AMOUNTS
NET SALES                                      $3,690,667 $3,606,271  $3,488,249
                                               ---------- ----------  ----------
COSTS AND EXPENSES:
  Cost of sales                                 2,126,274  2,097,556   1,995,502
  Selling, marketing and administrative         1,053,758  1,034,115   1,035,519
                                               ---------- ----------  ----------
    Total costs and expenses                    3,180,032  3,131,671   3,031,021
                                               ---------- ----------  ----------
RESTRUCTURING CREDIT (CHARGE)                         151   (106,105)        --
GAIN ON SALE OF INVESTMENT INTEREST                   --         --       80,642
                                               ---------- ----------  ----------
INCOME BEFORE INTEREST, INCOME TAXES AND
 ACCOUNTING CHANGES                               510,786    368,495     537,870
  Interest expense, net                            44,833     35,357      26,995
                                               ---------- ----------  ----------
INCOME BEFORE INCOME TAXES AND ACCOUNTING
 CHANGES                                          465,953    333,138     510,875
  Provision for income taxes                      184,034    148,919     213,642
                                               ---------- ----------  ----------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING
 CHANGES                                          281,919    184,219     297,233
  Net cumulative effect of accounting changes         --         --     (103,908)
                                               ---------- ----------  ----------
NET INCOME                                     $  281,919 $  184,219  $  193,325
                                               ========== ==========  ==========
INCOME PER SHARE:
  Before accounting changes                    $     3.40 $     2.12  $     3.31
  Net cumulative effect of accounting changes         --         --        (1.16)
                                               ---------- ----------  ----------
  Net income                                   $     3.40 $     2.12  $     2.15
                                               ========== ==========  ==========
CASH DIVIDENDS PAID PER SHARE:
  Common Stock                                 $    1.370 $    1.250  $    1.140
  Class B Common Stock                              1.240      1.135       1.035

The notes to consolidated financial statements are an integral part of these statements.

                           HERSHEY FOODS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

DECEMBER 31,                                               1995        1994
-------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                             $   32,346  $   26,738
  Accounts receivable--trade                               326,024     331,670
  Inventories                                              397,570     445,702
  Deferred income taxes                                     84,785     105,948
  Prepaid expenses and other                                81,598      38,608
                                                        ----------  ----------
    Total current assets                                   922,323     948,666
PROPERTY, PLANT AND EQUIPMENT, NET                       1,436,009   1,468,397
INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS           428,714     453,582
OTHER ASSETS                                                43,577      20,336
                                                        ----------  ----------
    Total assets                                        $2,830,623  $2,890,981
                                                        ==========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                      $  127,067  $  115,428
  Accrued liabilities                                      300,549     265,283
  Accrued restructuring reserves                             7,574      82,055
  Accrued income taxes                                      15,514       8,718
  Short-term debt                                          413,268     316,783
  Current portion of long-term debt                            383       7,954
                                                        ----------  ----------
    Total current liabilities                              864,355     796,221
LONG-TERM DEBT                                             357,034     157,227
OTHER LONG-TERM LIABILITIES                                333,814     303,056
DEFERRED INCOME TAXES                                      192,461     193,377
                                                        ----------  ----------
    Total liabilities                                    1,747,664   1,449,881
                                                        ----------  ----------
STOCKHOLDERS' EQUITY:
  Preferred Stock, shares issued: none in 1995 and 1994        --          --
  Common Stock, shares issued: 74,733,982 in 1995 and
   74,679,357 in 1994                                       74,734      74,679
  Class B Common Stock, shares issued: 15,241,454 in
   1995 and 15,242,979 in 1994                              15,241      15,243
  Additional paid-in capital                                47,732      49,880
  Cumulative foreign currency translation adjustments      (29,240)    (24,537)
  Unearned ESOP compensation                               (35,128)    (38,321)
  Retained earnings                                      1,694,696   1,522,867
  Treasury--Common Stock shares, at cost: 12,709,553 in
   1995 and 3,187,139 in 1994                             (685,076)   (158,711)
                                                        ----------  ----------
    Total stockholders' equity                           1,082,959   1,441,100
                                                        ----------  ----------
    Total liabilities and stockholders' equity          $2,830,623  $2,890,981
                                                        ==========  ==========

The notes to consolidated financial statements are an integral part of these balance sheets.

                           HERSHEY FOODS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,                  1995       1994       1993
--------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
CASH FLOWS PROVIDED FROM (USED BY)
 OPERATING ACTIVITIES
  Net income                                    $ 281,919  $ 184,219  $ 193,325
  Adjustments to reconcile net income to net
   cash provided from operations:
    Net cumulative effect of accounting changes       --         --     103,908
    Depreciation and amortization                 133,884    129,041    113,064
    Deferred income taxes                          26,380     (2,328)    11,047
    Restructuring (credit) charge                    (151)   106,105        --
    Gain on sale of investment interest               --         --     (80,642)
    Changes in assets and liabilities, net of
     effects from business acquisitions and
     divestitures:
     Accounts receivable--trade                     1,666    (36,696)  (100,957)
     Inventories                                   28,147      7,740     32,347
     Accounts payable                              14,767    (10,230)   (12,809)
     Other assets and liabilities                 (11,297)   (58,146)   111,358
    Other, net                                     19,614     20,032      9,399
                                                ---------  ---------  ---------
Net Cash Provided from Operating Activities       494,929    339,737    380,040
                                                ---------  ---------  ---------
CASH FLOWS PROVIDED FROM (USED BY)
 INVESTING ACTIVITIES
  Capital additions                              (140,626)  (138,711)  (211,621)
  Business acquisitions                           (12,500)       --    (164,787)
  Sale of investment interest                         --         --     259,718
  Other, net                                        8,720     (4,492)      (717)
                                                ---------  ---------  ---------
Net Cash (Used by) Investing Activities          (144,406)  (143,203)  (117,407)
                                                ---------  ---------  ---------
CASH FLOWS PROVIDED FROM (USED BY)
 FINANCING ACTIVITIES
  Net increase (decrease) in short-term debt      103,530    (20,503)    67,485
  Long-term borrowings                            202,448        102      1,130
  Repayment of long-term debt                      (7,887)   (14,413)  (104,792)
  Cash dividends paid                            (110,090)  (106,961)  (100,499)
  Exercise of stock options                        15,106      3,494      2,574
  Incentive plan transactions                     (21,903)    (7,726)    (4,903)
  Repurchase of Common Stock                     (526,119)   (39,748)  (131,783)
                                                ---------  ---------  ---------
Net Cash (Used by) Financing Activities          (344,915)  (185,755)  (270,788)
                                                ---------  ---------  ---------
Increase (Decrease) in Cash and Cash
 Equivalents                                        5,608     10,779     (8,155)
Cash and Cash Equivalents as of January 1          26,738     15,959     24,114
                                                ---------  ---------  ---------
Cash and Cash Equivalents as of December 31     $  32,346  $  26,738  $  15,959
                                                =========  =========  =========
Interest Paid                                   $  43,731  $  36,803  $  32,073
Income Taxes Paid                                 148,629    177,876    171,586

The notes to consolidated financial statements are an integral part of these statements.

                           HERSHEY FOODS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                              CUMULATIVE
                                                                FOREIGN
                                          CLASS B  ADDITIONAL  CURRENCY     UNEARNED               TREASURY       TOTAL
                       PREFERRED COMMON   COMMON    PAID-IN   TRANSLATION     ESOP      RETAINED    COMMON    STOCKHOLDERS'
                         STOCK    STOCK    STOCK    CAPITAL   ADJUSTMENTS COMPENSATION  EARNINGS     STOCK       EQUITY
---------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS OF
DOLLARS
BALANCE AS OF JANUARY
1, 1993                  $ --    $74,929  $15,257   $52,129    $  2,484     $(44,708)  $1,365,188  $     --    $1,465,279
Net income                                                                                193,325                 193,325
Dividends:
 Common Stock, $1.140
 per share                                                                                (84,711)                (84,711)
 Class B Common
 Stock, $1.035 per
 share                                                                                    (15,788)                (15,788)
Foreign currency
translation
adjustments                                                     (16,389)                                          (16,389)
Conversion of Class B
Common Stock into
Common Stock                           4       (4)                                                                    --
Incentive plan
transactions                                           (195)                                                         (195)
Exercise of stock
options                                              (1,074)                                                       (1,074)
Employee stock
ownership trust
transactions                                            487                    3,193                                3,680
Repurchase of Common
Stock                               (264)              (151)                              (12,405)  (118,963)    (131,783)
                         -----   -------  -------   -------    --------     --------   ----------  ---------   ----------
BALANCE AS OF
DECEMBER 31, 1993          --     74,669   15,253    51,196     (13,905)     (41,515)   1,445,609   (118,963)   1,412,344
Net income                                                                                184,219                 184,219
Dividends:
 Common Stock, $1.250
 per share                                                                                (89,660)                (89,660)
 Class B Common
 Stock, $1.135 per
 share                                                                                    (17,301)                (17,301)
Foreign currency
translation
adjustments                                                     (10,632)                                          (10,632)
Conversion of Class B
Common Stock into
Common Stock                          10      (10)                                                                    --
Incentive plan
transactions                                         (1,264)                                                       (1,264)
Exercise of stock
options                                                (548)                                                         (548)
Employee stock
ownership trust
transactions                                            496                    3,194                                3,690
Repurchase of Common
Stock                                                                                                (39,748)     (39,748)
                         -----   -------  -------   -------    --------     --------   ----------  ---------   ----------
BALANCE AS OF
DECEMBER 31, 1994          --     74,679   15,243    49,880     (24,537)     (38,321)   1,522,867   (158,711)   1,441,100
Net income                                                                                281,919                 281,919
Dividends:
 Common Stock, $1.370
 per share                                                                                (91,190)                (91,190)
 Class B Common
 Stock, $1.240 per
 share                                                                                    (18,900)                (18,900)
Foreign currency
translation
adjustments                                                      (4,703)                                           (4,703)
Conversion of Class B
Common Stock into
Common Stock                           2       (2)                                                                    --
Incentive plan
transactions                                           (180)                                                         (180)
Exercise of stock
options                               53             (2,456)                                            (246)      (2,649)
Employee stock
ownership trust
transactions                                            488                    3,193                                3,681
Repurchase of Common
Stock                                                                                               (526,119)    (526,119)
                         -----   -------  -------   -------    --------     --------   ----------  ---------   ----------
BALANCE AS OF
DECEMBER 31, 1995        $ --    $74,734  $15,241   $47,732    $(29,240)    $(35,128)  $1,694,696  $(685,076)  $1,082,959
                         =====   =======  =======   =======    ========     ========   ==========  =========   ==========

The notes to consolidated financial statements are an integral part of these statements.

                           HERSHEY FOODS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Significant accounting policies employed by the Corporation are discussed below and in other notes to the consolidated financial statements. Certain reclassifications have been made to prior year amounts to conform to the 1995 presentation.

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of intercompany accounts and transactions.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, particularly for accounts receivable and certain current and long-term liabilities.

CASH EQUIVALENTS

  All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

COMMODITIES FUTURES AND OPTIONS CONTRACTS

  In connection with the purchasing of cocoa, sugar and corn sweeteners for anticipated manufacturing requirements, the Corporation enters into commodities futures and options contracts as deemed appropriate to reduce the effect of price fluctuations. In accordance with Statement of Financial Accounting Standards No. 80 "Accounting for Futures Contracts," these futures and options contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost.

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

  Accumulated amortization of intangible assets resulting from business acquisitions was $101.5 million and $86.7 million as of December 31, 1995 and 1994, respectively.

FOREIGN CURRENCY TRANSLATION

  Results of operations for foreign entities are translated using the average exchange rates during the period. For foreign entities, assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded in a separate component of stockholders' equity, "Cumulative Foreign Currency Translation Adjustments."

FOREIGN EXCHANGE CONTRACTS

  The Corporation enters into foreign exchange forward and options contracts to hedge transactions primarily related to firm commitments to purchase equipment, certain raw materials and finished goods denominated in foreign currencies, and to hedge payment of intercompany transactions with its non-domestic subsidiaries. These contracts reduce currency risk from exchange rate movements. Gains and losses are deferred and accounted for as part of the underlying transactions. In entering into these contracts the Corporation has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any losses as a result of counterparty defaults.

LICENSE AGREEMENTS

  The Corporation has entered into license agreements under which it has access to certain trademarks and proprietary technology, and manufactures and/or markets and distributes certain products. The rights under these agreements are extendable on a long-term basis at the Corporation's option subject to certain conditions, including minimum sales levels, which the Corporation has met. License fees and royalties, payable under the terms of the agreements, are expensed as incurred.

RESEARCH AND DEVELOPMENT

  The Corporation expenses research and development costs as incurred. Research and development expense was $26.2 million, $26.3 million and $26.2 million in 1995, 1994 and 1993, respectively.

ADVERTISING

  The Corporation expenses advertising costs as incurred. Advertising expense was $159.2 million, $120.6 million and $130.0 million in 1995, 1994 and 1993, respectively. Prepaid advertising as of December 31, 1995 and 1994 was $3.0 million and $8.5 million, respectively.

2. ACQUISITIONS AND DIVESTITURES

  In December 1995, the Corporation completed the acquisition of the outstanding shares of the confectionery company Henry Heide, Incorporated (Henry Heide), for approximately $12.5 million. Henry Heide's headquarters and manufacturing facility are located in New Brunswick, N.J., where it manufactures a variety of non-chocolate confectionery products including JUJYFRUITS candies and WUNDERBEANS jellybeans.

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

  In March 1993, the Corporation acquired certain assets of the Ideal Macaroni and Weiss Noodle companies for approximately $14.6 million.

  In accordance with the purchase method of accounting, the purchase prices of the acquisitions summarized above were allocated to the underlying assets and liabilities at the date of acquisition based on their estimated respective fair values, which may be revised at a later date. Total liabilities assumed, including debt, were $10.6 million in 1995 and $54.0 million in 1993. Results subsequent to the dates of acquisition are included in the consolidated financial statements. Had the results of these acquisitions been included in consolidated results for the entire length of each period presented, the effect would not have been material.

  In December 1995, the Corporation entered into definitive agreements to sell the assets of Hershey Canada, Inc.'s PLANTERS nut (Planters) and LIFE SAVERS and BREATH SAVERS hard candy, and BEECH-NUT cough drop (Life Savers) businesses to Johnvince Foods Group and Beta Brands Inc., respectively. Both transactions were completed in January 1996, as part of a restructuring program announced by the Corporation in late 1994.

  In June 1995, the Corporation completed the sale of the outstanding shares of Overspecht B.V. (OZF Jamin) to a management buyout group at OZF Jamin, as part of the Corporation's restructuring program. The Corporation purchased the outstanding shares of OZF Jamin in October 1993 for approximately $20.2 million. OZF Jamin manufactures chocolate and non-chocolate confectionery products, cookies, biscuits and ice cream for distribution primarily to customers in the Netherlands and Belgium.

3. RESTRUCTURING ACTIVITIES

  In the fourth quarter of 1994, the Corporation recorded a pre-tax restructuring charge of $106.1 million, following a comprehensive review of domestic and foreign operations designed to enhance performance of operating assets by lowering operating and administrative costs, eliminating underperforming assets and streamlining the overall decision-making process. The charge of $106.1 million resulted in an after-tax charge of $80.2 million or $.92 per share in 1994.

  The charge included $34.3 million of severance and termination benefits for the elimination of approximately 500 positions in the manufacturing, technical and administrative areas at both domestic and foreign operations. The charge also included anticipated losses on disposals of certain businesses of $39.1 million, product line discontinuations of $17.5 million and the consolidation of operations and disposal of machinery and equipment of $15.2 million.

  As of December 31, 1995, $81.8 million of restructuring reserves had been utilized and $16.7 million had been reversed to reflect revisions and changes in estimates to the original restructuring program. The remaining $7.6 million of accrued restructuring reserves will be utilized in early 1996 as the final aspects of the restructuring program are completed. Operating cash flows were used to fund cash requirements which represented approximately 25% of the total reserves utilized. The non-cash portion of restructuring reserve utilization was associated primarily with the divestiture of foreign businesses and the discontinuation of certain product lines.

  During the third quarter of 1995, a pre-tax restructuring charge of $16.6 million was recorded in connection with a voluntary retirement program announced by the Corporation in August 1995. The charge was primarily related to the funding of retirement benefits for eligible employees who elected early retirement. This cash charge will be funded from operating cash flows. The impact of this charge was more than offset by the partial reversal of 1994 accrued restructuring reserves resulting in an increase to income before income taxes of $.2 million and an increase to net income of $2.0 million, as the tax benefit associated with the 1995 charge more than offset the tax provision associated with the reversal of 1994 restructuring reserves.

4. GAIN ON SALE OF INVESTMENT INTEREST

  In March 1993, the Corporation recorded a pre-tax gain of $80.6 million on the sale of its 18.6% investment interest in Freia Marabou a.s. This gain had the effect of increasing net income by $40.6 million. Gross proceeds from the sale amounted to $259.7 million.

5. RENTAL AND LEASE COMMITMENTS

  Rent expense was $24.9 million, $25.7 million and $24.5 million for 1995, 1994 and 1993, respectively. Rent expense pertains to all operating leases, which were principally related to certain administrative buildings, distribution facilities and transportation equipment. Future minimum rental payments under non-cancellable operating leases with a remaining term in excess of one year as of December 31, 1995, were: 1996, $12.6 million; 1997, $11.6 million; 1998, $10.8 million; 1999, $12.7 million; 2000, $12.6 million;
2001 and beyond, $80.7 million.

6. FINANCIAL INSTRUMENTS

  The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 1995 and 1994, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, approximated fair value as of December 31, 1995 and 1994, based upon quoted market prices for the same or similar debt issues.

  As of December 31, 1995, the Corporation had foreign exchange forward contracts maturing in 1996 and 1997 to purchase $54.7 million in foreign currency, primarily Canadian dollars, British sterling, and Swiss francs, and to sell $26.4 million in foreign currency, primarily Italian lira, Canadian dollars and Japanese yen, at contracted forward rates.

  To hedge foreign currency exposure related to anticipated transactions associated with the purchase of certain raw materials and finished goods generally covering 3 to 24 months, the Corporation also purchases foreign exchange options which permit, but do not require, the Corporation to exchange foreign currencies at a future date with another party at a contracted exchange rate. To finance premiums paid on such options, from time to time the Corporation may also write offsetting options at exercise prices which limit but do not eliminate the effect of purchased options and forward contracts as a hedge. As of December 31, 1995 and 1994, the Corporation had purchased foreign exchange options of $11.5 million and $11.6 million, respectively, and written foreign exchange options of $8.9 million and $10.9 million as of December 31, 1995 and 1994, respectively, principally related to British sterling.

  The fair value of foreign exchange forward contracts is estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences, and the fair value of foreign exchange options is estimated using active market quotations. As of December 31, 1995 and 1994, the fair value of foreign exchange forward and options contracts approximated carrying value. The Corporation does not hold or issue financial instruments for trading purposes.

  As of December 31, 1994, the Corporation had foreign exchange forward contracts maturing in 1995 and 1996 to purchase $35.7 million in foreign currency, primarily British sterling and Canadian dollars, and to sell $7.5 million in foreign currency, primarily Japanese yen, at contracted forward rates.

  In order to minimize its financing costs and to manage interest rate exposure, the Corporation entered into interest rate swap agreements to effectively convert a portion of its floating rate debt to fixed rate debt. As of December 31, 1995, the Corporation had agreements outstanding with an aggregate notional amount of $200.0 million with maturities through 1997. As of December 31, 1995, interest rates payable were at a weighted average fixed rate of 5.6% and interest rates receivable were floating based on 30-day commercial paper composite rates. Any interest rate differential on interest rate swaps is recognized as an adjustment to interest expense over the term of the agreement. The Corporation's risk related to swap agreements is limited to the cost of replacing such agreements at current market rates.

7. INTEREST EXPENSE

  Interest expense, net consisted of the following:

FOR THE YEARS ENDED DECEMBER 31,       1995     1994     1993
----------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Long-term debt and lease obligations  $20,949  $19,103  $23,016
Short-term debt                        28,576   21,155   11,854
Capitalized interest                   (1,957)  (3,009)  (4,646)
                                      -------  -------  -------
Interest expense, gross                47,568   37,249   30,224
Interest income                        (2,735)  (1,892)  (3,229)
                                      -------  -------  -------
Interest expense, net                 $44,833  $35,357  $26,995
                                      =======  =======  =======

8. SHORT-TERM DEBT

  Generally, the Corporation's short-term borrowings are in the form of commercial paper or bank loans with an original maturity of three months or less. In December 1995, the Corporation entered into committed credit facility agreements with a syndicate of banks under which it could borrow up to $600 million as of December 31, 1995, with options to increase borrowings by $1.0 billion with the concurrence of the banks. Of the total committed credit facility, $200 million is for a renewable 364-day term and $400 million is effective for a five-year term. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions. As of December 31, 1994, the Corporation maintained lines of credit arrangements with domestic and international commercial banks, under which it could borrow in various currencies up to $516 million, at the lending banks' prime commercial interest rates or lower. These lines of credit were reduced by the Corporation to approximately $97.7 million when the credit facility agreements became effective. The Corporation had combined domestic commercial paper borrowings and short-term foreign bank loans against its credit facilities and lines of credit of $413.3 million as of December 31, 1995, and $316.8 million against its lines of credit as of December 31, 1994. The weighted average interest rates on short-term borrowings outstanding as of December 31, 1995 and 1994 were 5.7% and 6.0%, respectively.

  The credit facilities and lines of credit were supported by commitment fee arrangements. The average fee was approximately .06% per annum of the commitment. The Corporation is in compliance with all covenants included in the credit facility agreements. There were no significant compensating balance agreements which legally restricted these funds.

  As a result of maintaining a consolidated cash management system, the Corporation maintains overdraft positions at certain banks. Such overdrafts, which were included in accounts payable, were $24.8 million and $23.0 million as of December 31, 1995 and 1994, respectively.

9. LONG-TERM DEBT

  Long-term debt consisted of the following:

DECEMBER 31,                                           1995     1994
----------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Medium-term Notes, 8.45% to 9.92%, due 1995-1998     $ 40,400 $ 45,400
6.7% Notes due 2005                                   200,000      --
8.8% Debentures due 2021                              100,000  100,000
Other obligations, net of unamortized debt discount    17,017   19,781
                                                     -------- --------
Total long-term debt                                  357,417  165,181
Less--current portion                                     383    7,954
                                                     -------- --------
Long-term portion                                    $357,034 $157,227
                                                     ======== ========

  In October 1995, the Corporation issued $200 million of 6.7% Notes due 2005 (Notes) under Form S-3 Registration Statements which were declared effective in June 1990 and November 1993. The proceeds from issuance of the Notes were used to reduce short-term borrowings.

  Aggregate annual maturities during the next five years are: 1996, $.4 million; 1997, $15.6 million; 1998, $25.2 million; 1999, $.2 million; and
2000, $2.2 million. The Corporation's debt is principally unsecured and of equal priority. None of the debt is convertible into stock of the Corporation. The Corporation is in compliance with all covenants included in the related debt agreements.

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

  Income before income taxes and accounting changes was as follows:

FOR THE YEARS ENDED DECEMBER 31,                     1995     1994      1993
------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Domestic                                           $452,084 $411,089  $417,226
Foreign                                              13,869  (77,951)   13,007
Gain on sale of investment interest                     --       --     80,642
                                                   -------- --------  --------
Income before income taxes and accounting changes  $465,953 $333,138  $510,875
                                                   ======== ========  ========

  The provision for income taxes excluding the FAS No. 109 catch-up adjustment in 1993, was as follows:

FOR THE YEARS ENDED DECEMBER 31,       1995     1994      1993
----------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Current:
  Federal                            $135,034 $126,234  $141,541
  State                                22,620   24,712    37,358
  Foreign                                 --       301    23,696
                                     -------- --------  --------
Current provision for income taxes    157,654  151,247   202,595
                                     -------- --------  --------
Deferred:
  Federal                              12,455    6,221     2,949
  State                                 8,198    2,652     1,764
  Foreign                               5,727  (11,201)    6,334
                                     -------- --------  --------
Deferred provision for income taxes    26,380   (2,328)   11,047
                                     -------- --------  --------
Total provision for income taxes     $184,034 $148,919  $213,642
                                     ======== ========  ========

  The 1994 Foreign deferred income tax benefit was associated primarily with the restructuring charge recorded in the fourth quarter of that year.

  The tax effects of the significant temporary differences which comprised the deferred tax assets and liabilities were as follows:

DECEMBER 31,                                           1995     1994
----------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Deferred tax assets:
  Post-retirement benefit obligations                $ 85,907 $ 85,530
  Accrued expenses and other reserves                  78,506   75,949
  Net operating loss carryforwards, net of valuation
   allowances of $25,544 in 1995 and $7,860 in 1994     7,298    7,913
  Accrued trade promotion reserves                     16,389   14,926
  Restructuring reserves                                3,352   19,598
  Other                                                24,517   30,830
                                                     -------- --------
    Total deferred tax assets                         215,969  234,746
                                                     -------- --------
Deferred tax liabilities:
  Depreciation                                        239,389  231,035
  Other                                                84,256   91,140
                                                     -------- --------
    Total deferred tax liabilities                    323,645  322,175
                                                     -------- --------
Net deferred tax liabilities                         $107,676 $ 87,429
                                                     ======== ========
Included in:
  Current deferred tax assets, net                   $ 84,785 $105,948
  Non-current deferred tax liabilities, net           192,461  193,377
                                                     -------- --------
Net deferred tax liabilities                         $107,676 $ 87,429
                                                     ======== ========

  As of December 31, 1995, the Corporation had $67.4 million of operating loss carryforwards available to reduce the future taxable income of certain foreign subsidiaries. Loss carryforwards of $24.0 million must be utilized within the next ten years and $43.4 million can be utilized over an indefinite period.

  The following table reconciles the Federal statutory income tax rate with the Corporation's effective income tax rate:

FOR THE YEARS ENDED DECEMBER 31,                             1995  1994  1993
------------------------------------------------------------------------------
Federal statutory income tax rate                            35.0% 35.0% 35.0%
Increase (reduction) resulting from:
  State income taxes, net of Federal income tax benefits      4.6   6.0   6.2
  Restructuring (credit) charge for which no tax benefit was
   provided                                                   (.3)  4.5   --
  Non-deductible acquisition costs                             .6    .8    .6
  Other, net                                                  (.4) (1.6)  --
                                                             ----  ----  ----
Effective income tax rate                                    39.5% 44.7% 41.8%
                                                             ====  ====  ====

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

  Pension expense included the following components:

FOR THE YEARS ENDED DECEMBER 31,                  1995      1994      1993
-----------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Service cost                                    $ 25,311  $ 30,077  $ 27,835
Interest cost on projected benefit obligations    32,531    28,351    26,423
Investment (return) loss on plan assets          (71,578)    8,288   (46,232)
Net amortization and deferral                     40,823   (40,550)   18,519
                                                --------  --------  --------
Corporate sponsored plans                         27,087    26,166    26,545
Multi-employer plans                                 361       374       612
Other                                                615       622       678
                                                --------  --------  --------
Total pension expense                           $ 28,063  $ 27,162  $ 27,835
                                                ========  ========  ========

  The funded status and amounts recognized in the consolidated balance sheets for the retirement plans were as follows:

                                   DECEMBER 31, 1995       DECEMBER 31, 1994
                                ----------------------- -----------------------
                                  ASSETS    ACCUMULATED   ASSETS    ACCUMULATED
                                 EXCEEDED    BENEFITS    EXCEEDED    BENEFITS
                                ACCUMULATED  EXCEEDED   ACCUMULATED  EXCEEDED
                                 BENEFITS     ASSETS     BENEFITS     ASSETS
-------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Actuarial present value of:
  Vested benefit obligations      $17,241    $417,027    $310,061     $33,272
                                  =======    ========    ========     =======
  Accumulated benefit
   obligations                    $17,833    $447,792    $330,161     $39,966
                                  =======    ========    ========     =======
Actuarial present value of
 projected benefit obligations    $27,005    $476,439    $367,656     $43,250
Plan assets at fair value          19,765     389,064     341,373       1,748
                                  -------    --------    --------     -------
Plan assets less than
 projected benefit obligations      7,240      87,375      26,283      41,502
Net gain (loss) unrecognized
 at date of transition                525        (818)      1,711      (2,198)
Prior service cost and
 amendments not yet recognized
 in earnings                       (1,159)    (28,701)    (19,620)     (1,744)
Unrecognized net loss from
 past experience different
 than that assumed                 (3,615)     (3,660)     (9,711)       (455)
Minimum liability adjustment          --       21,678         --        4,031
                                  -------    --------    --------     -------
Pension liability (prepaid
 pension expense)                 $ 2,991    $ 75,874    $ (1,337)    $41,136
                                  =======    ========    ========     =======

  The projected benefit obligations for the plans were determined principally using discount rates of 7.25% as of December 31, 1995, and 8.5% as of December 31, 1994. For both 1995 and 1994 the assumed long-term rate of return on plan assets was 9.5%. The assumed long-term compensation increase rate for 1995 and 1994 was primarily 4.8%.

  In the third quarter of 1995, the Corporation offered a voluntary retirement program to domestic eligible employees age 55 and over. The voluntary retirement program gave eligible salaried employees an opportunity to retire with enhanced retirement benefits. The pre-tax impact on pension expense of the 1995 charge was $13.0 million or $7.7 million after tax. This amount has not been included in the disclosure of pension expense by component.

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

  Prior to 1993, the Corporation expensed such benefits as paid. Expense recognized under FAS No. 106 during 1993 incrementally reduced net income by $5.9 million.

  Net post-retirement benefit costs consisted of the following components:

FOR THE YEARS ENDED DECEMBER 31,                 1995     1994     1993
--------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Service cost                                    $ 3,262  $ 3,642  $ 3,997
Interest cost on projected benefit obligations   12,918   13,334   12,897
Amortization                                     (2,322)  (1,028)    (280)
                                                -------  -------  -------
  Total                                         $13,858  $15,948  $16,614
                                                =======  =======  =======

  Obligations are unfunded and the actuarial present values of accumulated post-retirement benefit obligations recognized in the consolidated balance sheets were as follows:

DECEMBER 31,                                                 1995     1994
----------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Retirees                                                   $ 78,090 $ 92,051
Fully eligible active plan participants                      24,686   26,030
Other active plan participants                               57,448   49,338
                                                           -------- --------
Total                                                       160,224  167,419
Plan amendments                                              31,377   19,224
Unrecognized net gain from past experience different than
 that assumed                                                20,892   20,285
                                                           -------- --------
Accrued post-retirement benefits                           $212,493 $206,928
                                                           ======== ========

  The accumulated post-retirement benefit obligations were determined principally using discount rates of 7.25% and 8.5% as of December 31, 1995 and 1994, respectively. The assumed average health care cost trend rate used in measuring the accumulated post-retirement benefit obligation as of December 31, 1995, was 6% which was also the ultimate trend rate. As of December 31, 1994, this rate was 12%, gradually declining to approximately 7% by 2003. A one percentage point increase in the average health care cost trend rate for each year would increase the accumulated post-retirement benefit obligations as of December 31, 1995 and 1994, by $22.2 million and $23.5 million, respectively, and would increase the sum of the net service and interest cost components of net post-retirement benefit costs for 1995 and 1994 by $2.4 million and $2.8 million, respectively.

  The pre-tax impact on post-retirement benefits expense and liabilities of the 1995 charge for the voluntary retirement program was $.4 million or $.2 million after tax. This amount has not been included in the disclosure of net post-retirement benefit costs by component.

  As part of its long-range financing plans, the Corporation, in 1989, implemented a corporate-owned life insurance program covering most of its domestic employees. After paying employee death benefits, proceeds from this program will be available for general corporate purposes and may be used to offset future employee benefits costs, including retiree medical benefits. The Corporation's investment in corporate-owned life insurance policies was recorded net of policy loans in other assets, and interest accrued on the policy loans was included in accrued liabilities as of December 31, 1995 and 1994. Net life insurance expense, including interest expense, was included in selling, marketing and administrative expenses.

13. EMPLOYEE STOCK OWNERSHIP TRUST

  The Corporation's employee stock ownership trust (ESOP) serves as the primary vehicle for contributions to its existing employee savings and stock investment plan for participating domestic salaried and hourly employees. The ESOP was funded by a 15-year 7.75% loan of $47.9 million from the Corporation. During 1995 and 1994, the ESOP received a combination of dividends on unallocated shares and contributions from the Corporation equal to the amount required to meet its principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 79,588 shares of Common Stock each year. As of December 31, 1995, the ESOP held 285,757 of allocated shares and 875,464 of unallocated shares. All ESOP shares are considered outstanding for income per share computations.

  The Corporation recognized net compensation expense equal to the shares allocated multiplied by the original cost of $40 1/8 per share less dividends received by the ESOP on unallocated shares. Compensation expense related to the ESOP for 1995, 1994 and 1993 was $1.9 million, $1.7 million and $2.0 million, respectively. Dividends paid on unallocated ESOP shares were $1.2 million in 1995, 1994 and 1993. The unearned ESOP compensation balance in stockholders' equity represented deferred compensation expense to be recognized by the Corporation in future years as additional shares are allocated to participants.

14. CAPITAL STOCK AND NET INCOME PER SHARE

  As of December 31, 1995, the Corporation had 530,000,000 authorized shares of capital stock. Of this total, 450,000,000 shares were designated as Common Stock, 75,000,000 shares as Class B Common Stock (Class B Stock), and 5,000,000 shares as Preferred Stock, each class having a par value of one dollar per share. As of December 31, 1995, a combined total of 89,975,436 shares of both classes of common stock had been issued of which 77,265,883 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 1995.

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

  Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 1995, 1994 and 1993, a total of 1,525 shares, 10,300 shares and 4,000 shares, respectively, of Class B Stock were converted into Common Stock.

  Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (Milton Hershey School Trust), as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held a total of 12,300,979 shares of the Common Stock, and as Trustee for the benefit of Milton Hershey School, held 15,153,003 shares of the Class B Stock as of December 31, 1995, and was entitled to cast approximately 76% of the total votes of both classes of the Corporation's common stock. The Milton Hershey School Trust must approve the issuance of shares of Common Stock or any other action which would result in the Milton Hershey School Trust not continuing to have voting control of the Corporation.

  In 1993, the Corporation's Board of Directors approved a share repurchase program to acquire from time to time, through open market or privately negotiated transactions, up to $200 million of Common Stock. A total of 3,923,780 shares of Common Stock had been acquired for approximately $197.7 million under the program, of which 264,000 shares were retired and the remaining 3,659,780 shares were held as Treasury Stock as of December 31, 1995.

  In August 1995, the Corporation purchased an additional 9,049,773 shares of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $500.0 million. In connection with the share repurchase program begun in 1993, a total of 2,000,000 shares were also acquired from the Milton Hershey School Trust in 1993 for approximately $103.1 million. As of December 31, 1995, a total of 12,709,553 shares were held as Treasury Stock.

  Net income per share has been computed based on the weighted average number of shares of the Common Stock and the Class B Stock outstanding during the year. Average shares outstanding were 82,843,541 for 1995, 87,018,626 for 1994 and 89,757,135 for 1993.

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

  As of December 31, 1995, a total of 133,365 contingent performance stock units had been granted for potential future distribution, primarily related to three-year cycles ending December 31, 1995, 1996 and 1997. Deferred performance stock units and accumulated dividend amounts totaled 211,113 shares as of December 31, 1995.

  Stock options are granted at exercise prices of not less than 100% of the fair market value of a share of Common Stock at the time the option is granted and are exercisable for periods no longer than ten years from the date of grant. Each option may be used to purchase one share of Common Stock. No compensation expense is recognized under the stock options portion of the Plan.

  No stock appreciation rights or restricted stock units were outstanding as of December 31, 1995. Stock options exercisable as of December 31, 1995 and 1994 were 1,450,900 shares and 1,734,750 shares, respectively.

  Stock option activity was as follows:

                                    SHARES UNDER OPTIONS
                                -----------------------------
                                 NUMBER       OPTION PRICE
                                OF SHARES      PER SHARE
-------------------------------------------------------------
Outstanding--January 1, 1993    1,716,975  $25 3/8 to  44 3/4
  Granted                         116,600  $47     to  53
  Exercised                       (82,850) $25 3/8 to  35 3/8
  Cancelled                       (20,300) $44 3/4
                                ---------
Outstanding--December 31, 1993  1,730,425  $25 3/8 to  53
  Granted                         963,800  $49
  Exercised                      (104,975) $25 3/8 to  44 3/4
  Cancelled                       (55,300) $44 3/4 to  49
                                ---------
Outstanding--December 31, 1994  2,533,950  $25 3/8 to  53
  Granted                         118,700  $48 3/8
  Exercised                      (421,550) $25 3/8 to  47
  Cancelled                       (13,200) $44 3/4 to  49
                                ---------
Outstanding--December 31, 1995  2,217,900  $25 3/8 to  53
                                =========

16. SUPPLEMENTAL BALANCE SHEET INFORMATION

ACCOUNTS RECEIVABLE--TRADE

  In the normal course of business, the Corporation extends credit to customers which satisfy pre-defined credit criteria. The Corporation believes that it has little concentration of credit risk due to the diversity of its customer base. Receivables, as shown on the consolidated balance sheets, were net of allowances and anticipated discounts of $14.8 million and $14.0 million as of December 31, 1995 and 1994, respectively.

INVENTORIES

  The Corporation values the majority of its inventories under the last-in, first-out (LIFO) method and the remaining inventories at the lower of first-in, first-out (FIFO) cost or market. LIFO cost of inventories valued using the LIFO method was $282.0 million and $318.5 million as of December 31, 1995 and 1994, respectively, and all inventories were stated at amounts that did not exceed realizable values. Total inventories were as follows:

     DECEMBER 31,           1995      1994
    -----------------------------------------
     IN THOUSANDS OF
     DOLLARS
     Raw materials        $189,371  $234,317
     Goods in process       28,201    28,680
     Finished goods        249,106   247,272
                          --------  --------
     Inventories at FIFO   466,678   510,269
     Adjustment to LIFO    (69,108)  (64,567)
                          --------  --------
     Total inventories    $397,570  $445,702
                          ========  ========

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment balances included construction in progress of $119.5 million and $76.9 million as of December 31, 1995 and 1994, respectively. Major classes of property, plant and equipment were as follows:

     DECEMBER 31,                             1995        1994
    --------------------------------------------------------------
     IN THOUSANDS OF DOLLARS
     Land                                  $   35,385  $   50,678
     Buildings                                471,663     467,950
     Machinery and equipment                1,683,338   1,604,901
                                           ----------  ----------
     Property, plant and equipment, gross   2,190,386   2,123,529
     Accumulated depreciation                (754,377)   (655,132)
                                           ----------  ----------
     Property, plant and equipment, net    $1,436,009  $1,468,397
                                           ==========  ==========

ACCRUED LIABILITIES

  Accrued liabilities were as follows:

     DECEMBER 31,                             1995        1994
    --------------------------------------------------------------
     IN THOUSANDS OF DOLLARS
     Payroll and other compensation        $   97,710  $   67,155
     Advertising and promotion                 87,368      81,561
     Other                                    115,471     116,567
                                           ----------  ----------
     Total accrued liabilities             $  300,549  $  265,283
                                           ==========  ==========

OTHER LONG-TERM LIABILITIES

  Other long-term liabilities were as follows:

     DECEMBER 31,                             1995        1994
    --------------------------------------------------------------
     IN THOUSANDS OF DOLLARS
     Accrued post-retirement benefits      $  204,044  $  198,251
     Other                                    129,770     104,805
                                           ----------  ----------
     Total other long-term liabilities     $  333,814  $  303,056
                                           ==========  ==========

17. SEGMENT INFORMATION

  The Corporation operates in a single consumer foods line of business, encompassing the domestic and foreign manufacture, distribution and sale of chocolate, confectionery, grocery and pasta products. The Corporation's principal operations and markets are located in the United States.

  Operations in Canada and Europe represent the majority of the Corporation's foreign business. Historically, transfers of product between geographic areas have not been significant. In 1995 and 1994, sales to Wal-Mart Stores, Inc. and Subsidiaries amounted to approximately 11% and 10% of total net sales, respectively. Net sales, income before interest, income taxes and accounting changes, and identifiable assets by geographic segment were as follows:

FOR THE YEARS ENDED DECEMBER 31,                1995       1994        1993
------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Net sales:
  Domestic                                   $3,218,935 $3,124,155  $3,080,329
  Foreign                                       471,732    482,116     407,920
                                             ---------- ----------  ----------
Total                                        $3,690,667 $3,606,271  $3,488,249
                                             ========== ==========  ==========
Income (loss) before interest, income taxes
 and accounting changes:
  Domestic                                   $  499,161 $  446,585  $  446,565
  Foreign                                        11,625    (78,090)     10,663
  Gain on sale of investment interest               --         --       80,642
                                             ---------- ----------  ----------
Total                                        $  510,786 $  368,495  $  537,870
                                             ========== ==========  ==========
Identifiable assets as of December 31:
  Domestic                                   $2,336,078 $2,338,184  $2,281,766
  Foreign                                       494,545    552,797     573,325
                                             ---------- ----------  ----------
Total                                        $2,830,623 $2,890,981  $2,855,091
                                             ========== ==========  ==========

18. QUARTERLY DATA (UNAUDITED)

  Summary quarterly results were as follows:

YEAR 1995                 FIRST    SECOND   THIRD     FOURTH
-----------------------------------------------------------------
IN THOUSANDS EXCEPT PER
SHARE AMOUNTS
Net sales                $867,446 $722,269 $981,101 $1,119,851
Gross profit              364,085  298,506  408,658    493,144
Net income                 60,633   33,323   82,127    105,836(a)
Net income per share(b)       .70      .38     1.02       1.37
YEAR 1994                 FIRST    SECOND   THIRD     FOURTH
-----------------------------------------------------------------
IN THOUSANDS EXCEPT PER
SHARE AMOUNTS
Net sales                $883,890 $675,983 $966,511 $1,079,887
Gross profit              357,162  272,883  404,543    474,127
Net income                 53,016   25,325   81,063     24,815(c)
Net income per share          .61      .29      .93        .29

--------
(a) Net income for the fourth quarter and year 1995 included a net after-tax credit of $2.0 million associated with adjustments to accrued restructuring reserves. Net income per share was similarly impacted.
(b) Quarterly income per share amounts for 1995 do not total to the annual amount due to the changes in weighted average shares outstanding during the year.
(c) Net income for the fourth quarter and year 1994 included an after-tax restructuring charge of $80.2 million. Net income per share was similarly impacted.

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

  The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose appointment was ratified by stockholder vote at the stockholders' meeting held on April 24, 1995. Their report expresses an opinion that the Corporation's financial statements are fairly stated in conformity with generally accepted accounting principles, and they have indicated to us that their examination was performed in accordance with generally accepted auditing standards which are designed to obtain reasonable assurance about whether the financial statements are free of material misstatement.

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

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Hershey Foods Corporation:

  We have audited the accompanying consolidated balance sheets of Hershey Foods Corporation (a Delaware Corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995, appearing on pages A-9 through A-26. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hershey Foods Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

  As discussed in Notes 10 and 12 to the consolidated financial statements, effective January 1, 1993, the Corporation changed its methods of accounting for income taxes and post-retirement benefits other than pensions.

/s/ Arthur Andersen

New York, New York
January 25, 1996

                           HERSHEY FOODS CORPORATION

                   ELEVEN-YEAR CONSOLIDATED FINANCIAL SUMMARY

                ALL DOLLAR AND SHARE AMOUNTS IN THOUSANDS EXCEPT
                     MARKET PRICE AND PER SHARE STATISTICS

                           10-YEAR
                          COMPOUND
                         GROWTH RATE    1995           1994              1993
                         ----------- ----------    -------------     -------------
SUMMARY OF
 OPERATIONS(a)
 Net Sales                   9.2%    $3,690,667        3,606,271         3,488,249
                                     ----------    -------------     -------------
 Cost of Sales               8.0%    $2,126,274        2,097,556         1,995,502
 Selling, Marketing and
  Administrative            11.8%    $1,053,758        1,034,115         1,035,519
 Restructuring Credit,
  (Charge) and Gain,
  Net                                $      151         (106,105)              --
 Gain on Sale of
  Investment Interest                $      --               --             80,642
 Interest Expense, Net      15.9%    $   44,833           35,357            26,995
 Income Taxes                7.2%    $  184,034          148,919           213,642
                                     ----------    -------------     -------------
 Income from Continuing
  Operations Before
  Accounting Changes        11.3%    $  281,919          184,219           297,233
 Net Cumulative Effect
  of Accounting Changes              $      --               --           (103,908)
 Discontinued
  Operations                         $      --               --                --
                                     ----------    -------------     -------------
 Net Income                  9.6%    $  281,919          184,219           193,325
                                     ==========    =============     =============
 Income Per Share:
  From Continuing
   Operations Before
   Accounting
   Changes(b)               12.7%    $     3.40(g)          2.12(h)           3.31(i)
  Net Cumulative Effect
   of Accounting Changes             $      --               --              (1.16)
  Net Income(b)             11.1%    $     3.40(g)          2.12(h)           2.15(i)
 Weighted Average
  Shares Outstanding(b)                  82,844           87,019            89,757
 Dividends Paid on
  Common Stock               9.3%    $   91,190           89,660            84,711
  Per Share(b)              11.2%    $    1.370            1.250             1.140
 Dividends Paid on
  Class B Common Stock      11.2%    $   18,900           17,301            15,788
  Per Share(b)              11.2%    $    1.240            1.135             1.035
 Income from Continuing
  Operations Before
  Accounting Changes as
  a Percent of Net
  Sales                                     7.6%             7.3%(c)           7.4%(d)
 Depreciation               15.5%    $  119,438          114,821           100,124
 Advertising                 7.5%    $  159,200          120,629           130,009
 Promotion                  14.3%    $  402,454          419,164           444,546
 Payroll                     7.6%    $  461,928          472,997           469,564
YEAR-END POSITION AND
 STATISTICS(a)
 Capital Additions           8.6%    $  140,626          138,711           211,621
 Total Assets                9.8%    $2,830,623        2,890,981         2,855,091
 Long-term Portion of
  Debt                      15.2%    $  357,034          157,227           165,757
 Stockholders' Equity        4.1%    $1,082,959        1,441,100         1,412,344
 Net Book Value Per
  Share(b)                   6.1%    $    14.02            16.61             16.12
 Operating Return on
  Average Stockholders'
  Equity                                   22.2%            18.5%             17.8%
 Operating Return on
  Average Invested
  Capital                                  17.1%            15.6%             15.0%
 Full-time Employees                     13,300           14,000            14,300
STOCKHOLDERS' DATA
 Outstanding Shares of
  Common Stock and
  Class B Common Stock
  at Year-end(b)                         77,266           86,735            87,613
 Market Price of Common
  Stock at Year-end(b)      14.3%    $       65           48 3/8                49
 Range During Year(b)                $67 7/8-48    53 1/2-41 1/8     55 7/8-43 1/2

--------
See Notes to the Eleven-Year Consolidated Financial Summary on page A-31.

                                              1992           1991           1990              1989           1988           1987
                                         ------------   ------------   ------------      ------------   ------------   ------------
SUMMARY OF
 OPERATIONS(a)
 Net Sales                                  3,219,805      2,899,165      2,715,609         2,420,988      2,168,048      1,863,816
                                         ------------   ------------   ------------      ------------   ------------   ------------

 Cost of Sales                              1,833,388      1,694,404      1,588,360         1,455,612      1,326,458      1,149,663
 Selling, Marketing and
  Administrative                              958,189        814,459        776,668           655,040        575,515        468,062
 Restructuring Credit,
  (Charge) and Gain,
  Net                                              --             --         35,540                --             --             --
 Gain on Sale of
  Investment Interest                              --             --             --                --             --             --
 Interest Expense, Net                         27,240         26,845         24,603            20,414         29,954         22,413
 Income Taxes                                 158,390        143,929        145,636           118,868         91,615         99,604
                                        -------------  -------------  -------------     -------------  -------------  -------------
 Income from Continuing
  Operations Before
  Accounting Changes                          242,598        219,528        215,882           171,054        144,506        124,074
 Net Cumulative Effect
  of Accounting Changes                            --             --             --                --             --             --
 Discontinued
  Operations                                       --             --             --                --          69,443        24,097
                                        -------------  -------------  -------------     -------------  -------------  -------------
 Net Income                                   242,598        219,528        215,882           171,054        213,949        148,171
                                        =============  =============  =============     =============  =============  =============
Income Per Share:
 From Continuing
  Operations Before
  Accounting
  Changes(b)                                     2.69           2.43           2.39(j)           1.90           1.60           1.38
 Net Cumulative Effect
  of Accounting Changes                            --             --             --                --             --             --
 Net Income(b)                                   2.69           2.43           2.39(j)           1.90           2.37           1.64
 Weighted Average
  Shares Outstanding(b)                        90,186         90,186         90,186            90,186         90,186         90,186
 Dividends Paid on
  Common Stock                                 77,174         70,426         74,161(e)         55,431         49,433         43,436
  Per Share(b)                                  1.030           .940           .990(e)           .740           .660           .580
 Dividends Paid on
  Class B Common Stock                         14,270         12,975         13,596(e)         10,161          9,097          8,031
  Per Share(b)                                   .935           .850           .890(e)           .665           .595           .525
Income from Continuing
 Operations Before
 Accounting Changes as
 a Percent of Net
 Sales                                            7.5%           7.6%           7.2%(f)           7.1%           6.7%           6.7%
 Depreciation                                  84,434         72,735         61,725            54,543         43,721         35,397
 Advertising                                  137,631        117,049        146,297           121,182         99,082         97,033
 Promotion                                    398,577        325,465        315,242           256,237        230,187        171,162
 Payroll                                      433,162        398,661        372,780           340,129        298,483        263,529
YEAR-END POSITION AND
 STATISTICS(a)
 Capital Additions                            249,795        226,071        179,408           162,032        101,682         68,504
 Total Assets                               2,672,909      2,341,822      2,078,828         1,814,101      1,764,665      1,544,354
 Long-term Portion of
  Debt                                        174,273        282,933        273,442           216,108        233,025        280,900
 Stockholders' Equity                       1,465,279      1,335,251      1,243,537         1,117,050      1,005,866        832,410
 Net Book Value Per
  Share(b)                                      16.25          14.81          13.79             12.39          11.15           9.23
 Operating Return on
  Average Stockholders'
  Equity                                         17.3%          17.0%          16.6%             16.1%          17.5%          19.0%
 Operating Return on
  Average Invested
  Capital                                        14.4%          13.8%          13.4%             13.2%          13.3%          13.5%
 Full-time Employees                           13,700         14,000         12,700            11,800         12,100         10,540
STOCKHOLDERS' DATA
 Outstanding Shares of
  Common Stock and
  Class B Common Stock
  at Year-end(b)                               90,186         90,186         90,186            90,186         90,186         90,186
 Market Price of Common
  Stock at Year-end(b)                             47         44 3/8         37 1/2            35 7/8             26         24 1/2
 Range During Year(b)                   48 3/8-38 1/4  44 1/2-35 1/8  39 5/8-28 1/4     36 7/8-24 3/4  28 5/8-21 7/8  37 3/4-20 3/4

                                           1986         1985
                                        ----------     ----------
SUMMARY OF
 OPERATIONS(a)
 Net Sales                               1,635,486      1,526,584
                                        ----------     ----------

 Cost of Sales                           1,032,061        982,370
 Selling, Marketing and
  Administrative                           387,227        345,299
 Restructuring Credit,
  (Charge) and Gain,
  Net                                           --             --
 Gain on Sale of
  Investment Interest                           --             --
 Interest Expense, Net                       8,061         10,240
 Income Taxes                              100,931         91,910
                                        ----------     -----------
 Income from Continuing
  Operations Before
  Accounting Changes                       107,206         96,765
 Net Cumulative Effect
  of Accounting Changes                         --             --
 Discontinued
  Operations                                25,558         15,462
                                         ---------     -----------
 Net Income                                132,764        112,227
                                         =========     ===========
Income Per Share:
 From Continuing
  Operations Before
  Accounting
  Changes(b)                                  1.15           1.03
 Net Cumulative Effect
  of Accounting Changes                         --             --
 Net Income(b)                                1.42           1.19
 Weighted Average
  Shares Outstanding(b)                     93,508         94,011
 Dividends Paid on
  Common Stock                              40,930         37,386
  Per Share(b)                                .520           .475
 Dividends Paid on
  Class B Common Stock                       7,216          6,556
  Per Share(b)                                .472           .428
Income from Continuing
 Operations Before
 Accounting Changes as
 a Percent of Net
 Sales                                         6.6%           6.3%
 Depreciation                               31,254         28,348
 Advertising                                83,600         77,135
 Promotion                                 122,508        105,401
 Payroll                                   238,742        222,267
YEAR-END POSITION AND
 STATISTICS(a)
 Capital Additions                          74,452         61,361
 Total Assets                            1,262,332      1,116,074
 Long-term Portion of
  Debt                                     185,676         86,986
 Stockholders' Equity                      727,941        727,899
 Net Book Value Per
  Share(b)                                    8.07           7.74
 Operating Return on
  Average Stockholders'
  Equity                                      18.2%          17.2%
 Operating Return on
  Average Invested
  Capital                                      13.5%          13.5%
 Full-time Employees                         10,210         10,380
STOCKHOLDERS' DATA
 Outstanding Shares of
  Common Stock and
  Class B Common Stock
  at Year-end(b)                             90,186         94,011
 Market Price of Common
  Stock at Year-end(b)                       24 5/8         17 1/8
 Range During Year(b)                     30-15 1/2  18 3/8-11 5/8

--------

            NOTES TO THE ELEVEN-YEAR CONSOLIDATED FINANCIAL SUMMARY

(a) All amounts for years prior to 1988 have been restated for discontinued operations, where applicable. Operating Return on Average Stockholders' Equity and Operating Return on Average Invested Capital have been computed using Net Income, excluding the 1988 gain and 1985 loss on disposal included in Discontinued Operations, the 1993 Net Cumulative Effect of Accounting Changes, and the after-tax impacts of the 1990 Restructuring Gain, Net, the 1993 Gain on Sale of the Investment Interest in Freia Marabou a.s (Freia), the 1994 Restructuring Charge and the net 1995 Restructuring Credit.

(b) All shares and per share amounts have been adjusted for the three-for-one stock split effective September 15, 1986.

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

(g) Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share for 1995 included a net $.02 per share credit associated with adjustments to accrued restructuring reserves. Excluding the impact of this net credit, Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share would have been $3.38.

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

(j) Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share for 1990 included a $.22 per share Restructuring Gain, Net. Excluding the impact of this gain, Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share would have been $2.17.

                                     A-31