Form 10-K, Exhibit 13
period 1996-12-31
HERSHEY FOODS CORP
filed 1997-03-17
CIK 47111

Appendix B

   CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

                                                                            PAGE
                                                                            ----
Management's Discussion and Analysis.......................................  B-1
Consolidated Financial Statements..........................................  B-9
Notes to Consolidated Financial Statements................................. B-13
Responsibility for Financial Statements.................................... B-28
Report of Independent Public Accountants................................... B-29
Eleven-Year Consolidated Financial Summary................................. B-30

                           HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

  The Corporation achieved record sales levels in 1996 and 1995. Net sales during this two-year period increased at a compound annual rate of 5%, primarily reflecting volume growth from the introduction of new confectionery and grocery products and significant volume increases from seasonal packaged candy items. Sales increases also resulted from selected confectionery selling price increases in the United States partially offset by related sales volume declines, increased confectionery sales volume in various international markets and incremental sales from the acquisition of Henry Heide, Incorporated (Henry Heide). These increases were partially offset by lower sales resulting from the divestitures of Hershey Canada, Inc.'s PLANTERS nut (Planters) and LIFE SAVERS and BREATH SAVERS hard candy, and BEECH-NUT cough drops (Life Savers) businesses in January 1996 and Overspecht B.V. (OZF Jamin) in the second quarter of 1995. The discontinuance of the Corporation's refrigerated pudding line in late 1994 also reduced sales during the two-year period.

  Hershey Chocolate U.S.A. increased the wholesale price of its standard bar line and king size bars by approximately eleven percent in December 1995. These products represented approximately 25% of the Corporation's 1995 sales. Price increases were intended to offset higher costs for raw materials and packaging, together with the cumulative impact of inflation on other costs since the last standard bar price increase in early 1991. Hershey Pasta Group implemented selected price increases in late 1993, early 1994 and late 1995 in an effort to recover substantial increases in semolina costs. The price increases have not been sufficient to recover the full impact of the higher semolina costs, partly due to competition from subsidized pasta imports shipped into the United States.

  The following acquisitions and divestitures occurred during the period:

  . December 1996--The acquisition from an affiliate of Huhtamaki Oy
    (Huhtamaki), the international foods company based in Finland, of Huhtamaki's Leaf North America (Leaf) confectionery operations for $437.2 million, plus the assumption of $17.0 million in debt. In addition, the parties entered into a trademark and technology license agreement under which the Corporation will manufacture and/or market and distribute in North, Central and South America Huhtamaki's confectionery brands including GOOD & PLENTY, HEATH, JOLLY RANCHER, MILK DUDS, PAYDAY and WHOPPERS.

  . December 1996--The sale to Huhtamaki of the outstanding shares of Gubor
    Holding GmbH (Gubor) and Sperlari, S.r.l. (Sperlari). Gubor manufactures and markets high-quality assorted pralines and seasonal chocolate products in Germany and Sperlari manufactures and markets various confectionery and grocery products in Italy. The sale resulted in an after-tax loss of $35.4 million, since no tax benefit associated with the transaction was recorded. Combined net sales for Gubor and Sperlari were $216.6 million, $222.0 million and $186.6 million in 1996, 1995 and 1994, respectively.

  . January 1996--The sale of the assets of Hershey Canada, Inc.'s Planters and Life Savers businesses to Johnvince Foods Group and Beta Brands Inc., respectively. Both transactions were part of a restructuring program announced by the Corporation in late 1994.

  . December 1995--The acquisition of Henry Heide, a confectionery company which manufactures a variety of non-chocolate confectionery products including JUJYFRUITS candy and WUNDERBEANS jellybeans.

  . June 1995--The sale of the outstanding shares of OZF Jamin to a management buyout group at OZF Jamin also as part of the restructuring program.

  Income, excluding the loss on disposal of businesses in 1996 and the net after-tax effect of restructuring activities recorded in 1994, increased at a compound annual rate of 8% during the two-year period. This increase was a result of the growth in sales, partially offset by a slightly lower gross profit margin and higher selling, marketing and administrative expenses.

  The Corporation's net sales, net income and cash flows are affected by the timing of business acquisitions and divestitures, new product introductions, promotional activities, price increases, and a seasonal sales bias toward the second half of the year. These factors, from time to time, cause fluctuations in net sales and net income versus the comparable quarterly periods of prior years.

NET SALES

  Net sales rose $298.6 million or 8% in 1996 and $84.4 million or 2% in 1995. The increase in 1996 was primarily due to incremental sales from new confectionery and grocery products, increased confectionery sales volume in the North American seasonal packaged candy line and in various international markets, selected confectionery selling price increases in the United States partially offset by related sales volume declines, and incremental sales from the acquisition of Henry Heide. The increase in 1995 was due to incremental sales from new confectionery and grocery products, volume growth from existing domestic and foreign confectionery brands and pasta products, and selected selling price increases, principally in the Corporation's foreign businesses. These increases were partially offset by lower sales resulting from the divestiture of OZF Jamin in the second quarter of 1995 and the discontinuance of the Corporation's refrigerated pudding line in late 1994.

COSTS AND EXPENSES

  Cost of sales as a percent of net sales declined from 58.2% in 1994 to 57.6% in 1995, but increased slightly to 57.7% in 1996. The decrease in gross margin in 1996 was principally the result of higher costs for certain major raw materials, primarily cocoa beans, milk, almonds and durum semolina and increased manufacturing labor and overhead rates, substantially offset by selected confectionery price increases, manufacturing efficiency improvements and the favorable impact of the OZF Jamin divestiture. The increase in gross margin in 1995 was primarily the result of manufacturing efficiency improvements, selling price increases in the Corporation's foreign businesses, and the favorable impact of the OZF Jamin divestiture. These increases were partially offset by higher costs for certain major raw materials and packaging, along with inflation in labor and overhead costs.

  Selling, marketing and administrative costs increased by 7% in 1996 primarily due to a net increase in advertising and promotion expenses associated with the introduction of new products and higher selling expenses primarily related to international sales volume increases and new product introductions. Selling, marketing and administrative costs increased by 2% in 1995 primarily due to increased advertising for existing confectionery brands and the introduction of new products, partially offset by reduced promotion and administrative expenses.

RESTRUCTURING ACTIVITIES

  In the fourth quarter of 1994, the Corporation recorded a pre-tax restructuring charge of $106.1 million ($80.2 million after tax or $.46 per share) following a comprehensive review of domestic and foreign operations designed to enhance performance of operating assets by lowering operating and administrative costs, eliminating underperforming assets and streamlining the overall decision-making process. As of December 31, 1995, $81.8 million of restructuring reserves had been utilized and $16.7 million had been reversed to reflect revisions and changes in estimates to the original restructuring program.

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

  The remaining $7.6 million of accrued restructuring reserves were utilized during 1996 as the restructuring program was completed. A portion of the restructuring reserves were used for severance and relocation benefits related to the consolidation of the pasta and grocery field sales organizations.

INTEREST EXPENSE, NET

  Net interest expense increased $3.2 million in 1996 as higher fixed interest expense was only partially offset by reduced short-term interest expense. Increased fixed interest expense resulted from the issuance of $200 million of 6.7% Notes due 2005 (Notes) in the fourth quarter of 1995. Lower short-term interest expense resulted from lower average borrowing balances and reduced interest rates as compared to 1995.

  Net interest expense increased $9.5 million in 1995 primarily as a result of higher short-term interest expense. Short-term interest expense increased due to higher borrowing rates and increased borrowings associated with the purchase of approximately 9.0 million shares, on a pre-split basis, of the Corporation's Common Stock from the Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (Milton Hershey School Trust).

PROVISION FOR INCOME TAXES

  The Corporation's effective income tax rate was 43.1%, 39.5%, and 44.7% in 1996, 1995 and 1994, respectively. The higher 1996 rate compared to 1995 was due primarily to the lack of any tax benefit associated with the loss on disposal of businesses. The lower rate in 1995 compared to 1994 was principally due to the impact of restructuring activities.

NET INCOME

  Net income decreased by 3% in 1996. Excluding the loss on the disposal of the Gubor and Sperlari businesses in 1996 and the net after-tax effects of the 1995 restructuring activities, income increased $28.6 million or 10%. Net income increased $15.5 million or 6% in 1995, excluding the net after-tax effects of the 1995 and 1994 restructuring activities. Income as a percent of net sales, after excluding the loss on the sale of the Gubor and Sperlari businesses in 1996 and the net after-tax effects of restructuring activities in 1995 and 1994 was 7.7% in 1996, 7.6% in 1995 and 7.3% in 1994.

FINANCIAL POSITION

  The Corporation's financial position remained strong during 1996. The capitalization ratio (total short-term and long-term debt as a percent of stockholders' equity, short-term and long-term debt) was 46% as of December 31, 1996, and 42% as of December 31, 1995. The higher capitalization ratio in 1996 primarily reflected increased borrowings for business acquisitions and share repurchases. The ratio of current assets to current liabilities was 1.2:1 as of December 31, 1996, and 1.1:1 as of December 31, 1995.

ASSETS

  Total assets increased $354.2 million or 13% as of December 31, 1996, primarily as a result of increases in inventories, property, plant and equipment and intangibles resulting from the Leaf acquisition, offset somewhat by decreases associated with the divestitures of Gubor and Sperlari.

  Current assets increased by $63.9 million or 7% reflecting increased cash and cash equivalents and higher inventories in existing businesses, partly to support the introduction of new products, and current assets resulting from the Leaf acquisition, substantially offset by decreases associated with the business divestitures.

  The $165.9 million net increase in property, plant and equipment principally reflected the Leaf acquisition and capital additions of $159.4 million, partly offset by the divestiture of the Gubor and Sperlari businesses, and depreciation expense of $119.4 million.

  The increase in intangibles resulting from business acquisitions primarily reflected preliminary goodwill associated with the acquisition of the Leaf confectionery operations, partially offset by a decrease related to the divestiture of the Gubor and Sperlari businesses and the amortization of intangibles. The decrease in other assets was primarily associated with employee retirement plans.

LIABILITIES

  Total liabilities increased by $276.1 million or 16% as of December 31, 1996, primarily due to an increase in long-term debt. The increase in long-term debt of $298.3 million reflected an increase in commercial paper borrowings associated with the acquisition of Leaf, net of proceeds received from the sale of the Gubor, Sperlari, Planters and Life Savers businesses. As of December 31, 1996, $300.0 million of commercial paper borrowings were reclassified as long-term debt in accordance with the Corporation's intent and ability to refinance such obligations on a long-term basis.

STOCKHOLDERS' EQUITY

  Total stockholders' equity rose by 7% in 1996, as net income exceeded dividends paid and the repurchase of Common Stock. Total stockholders' equity has increased at a compound annual rate of 5% over the past ten years.

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

LIQUIDITY

  Historically, the Corporation's major source of financing has been cash generated from operations. The Corporation's income and, consequently, cash provided from operations during the year are affected by seasonal sales patterns, the timing of new product introductions, business acquisitions and divestitures, and price increases. Chocolate, confectionery and grocery seasonal and holiday-related sales have typically been highest during the third and fourth quarters of the year, representing the principal seasonal effect. Generally, seasonal working capital needs peak during the summer months and have been met by issuing commercial paper.

  Over the past three years, cash requirements for share repurchases, business acquisitions, capital additions, and dividend payments exceeded cash provided from operating activities and proceeds from business divestitures by $404.6 million. Total debt, including debt assumed, increased during the period by $453.9 million. Cash and cash equivalents increased by $45.5 million during the period.

  The Corporation anticipates that capital expenditures will be in the range of $175 million to $225 million per annum during the next several years as a result of continued modernization of existing facilities and capacity expansion to support new products and line extensions. As of December 31, 1996, the Corporation's principal capital commitments included manufacturing capacity expansion and modernization.

  In August 1996, the Corporation's Board of Directors declared a two-for-one split of the Common Stock and Class B Common Stock effective September 13, 1996, to stockholders of record as of August 23, 1996. The split was effected as a stock dividend by distributing one additional share for each share held. Unless otherwise indicated, all shares and per share information have been restated to reflect the stock split.

  A total of 9,437,770 shares of Common Stock have been repurchased for approximately $263.7 million under share repurchase programs which began in 1993. Of the shares repurchased, 528,000 shares were retired and the remaining 8,909,770 shares were held as Treasury Stock as of December 31, 1996.

  In August 1995, the Corporation purchased an additional 18,099,546 shares (9,049,773 shares on a pre-split basis) of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $500.0 million. In connection with the share repurchase program begun in 1993, a total of 4,000,000 shares (2,000,000 shares on a pre-split basis) were also acquired from the Milton Hershey School Trust in 1993 for approximately $103.1 million. As of December 31, 1996, a total of 27,009,316 shares were held as Treasury Stock and $136.3 million remained available for repurchases of Common Stock under a program approved by the Corporation's Board of Directors in February 1996.

  In October 1995, the Corporation issued $200 million of Notes under Form S-3 Registration Statements which were declared effective in June 1990 and November 1993. As of December 31, 1996, $300 million of debt securities remained available for issuance under the November 1993 Registration Statement. Proceeds from any offering of the $300 million of debt securities available under the shelf registration may be used for general corporate requirements including, reducing existing commercial paper borrowings, financing capital additions and funding future business acquisitions and working capital requirements.

  In March 1997, the Corporation issued $150 million of 6.95% Notes due 2007 under the November 1993 Registration Statement. Proceeds from the debt issuance were used to repay a portion of the commercial paper borrowings associated with the Leaf acquisition.

  In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swap agreements to effectively convert a portion of its floating rate debt to fixed rate debt. As of December 31, 1996, the Corporation had agreements outstanding with an aggregate notional amount of $125.0 million, with maturities through October 1997. Any interest rate differential on interest rate swaps is recognized as an adjustment to interest expense over the term of each agreement. The Corporation's risk related to swap agreements is limited to the cost of replacing such agreements at current market rates.

  In December 1995, the Corporation entered into committed credit facility agreements with a syndicate of banks under which it could borrow up to $600 million with options to increase borrowings by $1.0 billion with the concurrence of the banks. Lines of credit previously maintained by the Corporation were significantly reduced when the credit facility agreements became effective. Of the total committed credit facility, $200 million is for a renewable 364-day term and $400 million is effective for a five-year term. Both the short-term and long-term committed credit facility agreements were amended and renewed effective December 13, 1996. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions.

CASH FLOW ACTIVITIES

  Cash provided from operating activities totaled $1.3 billion during the past three years. Over this period, cash used by or provided from accounts receivable and inventories has tended to fluctuate as a result of sales during December and inventory management practices. The change in cash required for or provided from other assets and liabilities between the years was primarily related to variations in the funding status of pension plans, commodities transactions and the timing of payments for accrued liabilities, including income taxes, and in 1995 and 1994, restructuring expenses.

  Investing activities included capital additions and business acquisitions and divestitures. Capital additions during the past three years included the purchase of manufacturing equipment, and expansion and modernization of existing facilities. Businesses acquired during the past three years included Leaf in 1996 and Henry Heide in 1995. The Gubor, Sperlari, Planters and Life Savers businesses were sold in 1996 and OZF Jamin was sold in 1995. Cash used for business acquisitions represented the purchase price paid and consisted of the current assets, property, plant and equipment, intangibles and other assets acquired, net of liabilities assumed.

  Financing activities included debt borrowings and repayments, payment of dividends, the exercise of stock options, incentive plan transactions and the repurchase of Common Stock. During the past three years, short-term borrowings in the form of commercial paper or bank borrowings were used to fund seasonal working capital requirements, business acquisitions, a share repurchase program and the purchase of Common Stock from the Milton Hershey School Trust. The proceeds from the issuance of $200 million of Notes in October 1995 were used to reduce short-term borrowings. During the past three years, a total of 22,391,116 shares of Common Stock has been repurchased for approximately $631.9 million. Cash requirements for incentive plan transactions were $75.3 million during the past three years, partially offset by cash received from the exercise of stock options of $40.6 million.

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

  The cost of cocoa beans and the prices for the related commodity futures contracts historically have been subject to wide fluctuations attributable to a variety of factors, including the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates and speculative influences. Cocoa prices have been rising since 1992 due to cocoa demand exceeding production. During 1996, prices for cocoa futures were relatively stable as a result of record high cocoa production in West Africa. During 1997, any problems with the development of the West African crop to be harvested beginning in the fall, could result in demand exceeding production, leading to possible cocoa futures price increases. The Corporation's costs during 1997 will not necessarily reflect market price fluctuations because of its forward purchasing practices, premiums and discounts reflective of relative values, varying delivery times, and supply and demand for specific varieties and grades of cocoa beans.

  The major raw material used in the manufacture of pasta products is semolina milled from durum wheat. The Corporation purchases semolina from commercial mills and is also engaged in custom milling agreements to obtain sufficient quantities of semolina. In the first half of 1996, the market price for durum semolina remained near historic highs. Durum wheat production during 1996 increased in almost every area of the world, resulting in some price declines in the last quarter of the year. However, prices remained well above long-term historical price levels.

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

MARKET PRICES AND DIVIDENDS

  Cash dividends paid on the Corporation's Common Stock and Class B Stock were $114.8 million in 1996 and $110.1 million in 1995. After adjustment for the two-for-one stock split, the annual dividend rate on the Common Stock was $.80 per share, an increase of 11% over the 1995 rate of $.72 per share. The 1996 dividend represented the 22nd consecutive year of Common Stock dividend increases.

  On February 4, 1997, the Corporation's Board of Directors declared a quarterly dividend of $.20 per share of Common Stock payable on March 14, 1997, to stockholders of record as of February 24, 1997. It is the Corporation's 269th consecutive Common Stock dividend. A quarterly dividend of $.18 per share of Class B Stock also was declared.

  Hershey Foods Corporation's Common Stock is listed and traded principally on the New York Stock Exchange (NYSE) under the ticker symbol "HSY."
Approximately 47.0 million shares of the Corporation's Common Stock were traded during 1996. The Class B Stock is not publicly traded.

  The closing price of the Common Stock on December 31, 1996, was $43 3/4. There were 42,483 stockholders of record of the Common Stock and the Class B Stock as of December 31, 1996.

  The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:

                DIVIDENDS
                  PAID         COMMON STOCK
                PER SHARE      PRICE RANGE*
              ------------- -------------------
                     CLASS
              COMMON   B
              STOCK  STOCK    HIGH       LOW
              ------ ------ --------- ---------
1996
  1st Quarter $ .180 $.1625 $40 5/8   $31 15/16
  2nd Quarter   .180  .1625  38 15/16  34 7/8
  3rd Quarter   .200  .1800  51 3/4    35
  4th Quarter   .200  .1800  51 3/4    43 1/2
              ------ ------
    Total     $ .760 $.6850
              ====== ======
1995
  1st Quarter $.1625 $.1475 $26 3/16  $24
  2nd Quarter  .1625  .1475  27 15/16  25 1/16
  3rd Quarter  .1800  .1625  32 7/16   26 13/16
  4th Quarter  .1800  .1625  33 15/16  29 1/2
              ------ ------
    Total     $.6850 $.6200
              ====== ======

--------
* NYSE-Composite Quotations for Common Stock by calendar quarter.

RETURN MEASURES

OPERATING RETURN ON AVERAGE STOCKHOLDERS' EQUITY

  The Corporation's operating return on average stockholders' equity was 27.5% in 1996. Over the most recent five-year period, the return has ranged from 17.3% in 1992 to 27.5% in 1996. For the purpose of calculating operating return on average stockholders' equity, earnings is defined as net income, excluding the catch-up adjustments for accounting changes and the after-tax gain on the sale of the investment in Freia Marabou a.s (Freia) in 1993, the after-tax restructuring activities in 1994 and 1995 and the after-tax loss on the disposal of businesses in 1996.

OPERATING RETURN ON AVERAGE INVESTED CAPITAL

  The Corporation's operating return on average invested capital was 17.8% in 1996. Over the most recent five-year period, the return has ranged from 14.4% in 1992 to 17.8% in 1996. Average invested capital consists of the annual average of beginning and ending balances of long-term debt, deferred income taxes and stockholders' equity. For the purpose of calculating operating return on average invested capital, earnings is defined as net income, excluding the sale of the investment in Freia, the catch-up adjustments for accounting changes, the after-tax restructuring activities in 1994 and 1995, the after-tax loss on disposal of businesses in 1996, and the after-tax effect of interest on long-term debt.

                           HERSHEY FOODS CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,            1996        1995       1994
---------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS EXCEPT PER
SHARE AMOUNTS
NET SALES                                $3,989,308  $3,690,667 $3,606,271
                                         ----------  ---------- ----------
COSTS AND EXPENSES:
  Cost of sales                           2,302,089   2,126,274  2,097,556
  Selling, marketing and administrative   1,124,087   1,053,758  1,034,115
                                         ----------  ---------- ----------
    Total costs and expenses              3,426,176   3,180,032  3,131,671
                                         ----------  ---------- ----------
RESTRUCTURING CREDIT (CHARGE)                   --          151   (106,105)
LOSS ON DISPOSAL OF BUSINESSES              (35,352)        --         --
                                         ----------  ---------- ----------
INCOME BEFORE INTEREST AND INCOME TAXES     527,780     510,786    368,495
  Interest expense, net                      48,043      44,833     35,357
                                         ----------  ---------- ----------
INCOME BEFORE INCOME TAXES                  479,737     465,953    333,138
  Provision for income taxes                206,551     184,034    148,919
                                         ----------  ---------- ----------
NET INCOME                               $  273,186  $  281,919 $  184,219
                                         ==========  ========== ==========
NET INCOME PER SHARE                     $     1.77  $     1.70 $     1.06
                                         ==========  ========== ==========
CASH DIVIDENDS PAID PER SHARE:
  Common Stock                           $    .7600  $    .6850 $    .6250
  Class B Common Stock                        .6850       .6200      .5675


The notes to consolidated financial statements are an integral part of these statements.

                           HERSHEY FOODS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

DECEMBER 31,                                              1996        1995
------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                            $   61,422  $   32,346
  Accounts receivable--trade                              294,606     326,024
  Inventories                                             474,978     397,570
  Deferred income taxes                                    94,464      84,785
  Prepaid expenses and other                               60,759      81,598
                                                       ----------  ----------
    Total current assets                                  986,229     922,323
PROPERTY, PLANT AND EQUIPMENT, NET                      1,601,895   1,436,009
INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS          565,962     428,714
OTHER ASSETS                                               30,710      43,577
                                                       ----------  ----------
    Total assets                                       $3,184,796  $2,830,623
                                                       ==========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                     $  134,213  $  127,067
  Accrued liabilities                                     357,828     308,123
  Accrued income taxes                                     10,254      15,514
  Short-term debt                                         299,469     413,268
  Current portion of long-term debt                        15,510         383
                                                       ----------  ----------
    Total current liabilities                             817,274     864,355
LONG-TERM DEBT                                            655,289     357,034
OTHER LONG-TERM LIABILITIES                               327,209     333,814
DEFERRED INCOME TAXES                                     224,003     192,461
                                                       ----------  ----------
    Total liabilities                                   2,023,775   1,747,664
                                                       ----------  ----------
STOCKHOLDERS' EQUITY:
  Preferred Stock, shares issued: none in 1996 and
   1995                                                       --          --
  Common Stock, shares issued: 149,471,964 in 1996 and
   74,733,982 on a pre-split basis in 1995                149,472      74,734
  Class B Common Stock, shares issued: 30,478,908 in
   1996 and 15,241,454 on a pre-split basis in 1995        30,478      15,241
  Additional paid-in capital                               42,432      47,732
  Cumulative foreign currency translation adjustments     (32,875)    (29,240)
  Unearned ESOP compensation                              (31,935)    (35,128)
  Retained earnings                                     1,763,144   1,694,696
  Treasury--Common Stock shares, at cost: 27,009,316
   in 1996 and 12,709,553 on a pre-split basis in 1995   (759,695)   (685,076)
                                                       ----------  ----------
    Total stockholders' equity                          1,161,021   1,082,959
                                                       ----------  ----------
    Total liabilities and stockholders' equity         $3,184,796  $2,830,623
                                                       ==========  ==========

The notes to consolidated financial statements are an integral part of these balance sheets.

                           HERSHEY FOODS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,                1996       1995       1994
------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
CASH FLOWS PROVIDED FROM (USED BY)
 OPERATING ACTIVITIES
  Net income                                  $ 273,186  $ 281,919  $ 184,219
  Adjustments to reconcile net income to net
   cash provided from operations:
    Depreciation and amortization               133,476    133,884    129,041
    Deferred income taxes                        22,863     26,380     (2,328)
    Restructuring (credit) charge                   --        (151)   106,105
    Loss on disposal of businesses               35,352        --         --
    Changes in assets and liabilities, net of
     effects from business acquisitions and
     divestitures:
     Accounts receivable--trade                   5,159      1,666    (36,696)
     Inventories                                (41,038)    28,147      7,740
     Accounts payable                            14,032     14,767    (10,230)
     Other assets and liabilities                15,120    (11,297)   (58,146)
    Other, net                                    5,593     19,614     20,032
                                              ---------  ---------  ---------
Net Cash Provided from Operating Activities     463,743    494,929    339,737
                                              ---------  ---------  ---------
CASH FLOWS PROVIDED FROM (USED BY)
 INVESTING ACTIVITIES
  Capital additions                            (159,433)  (140,626)  (138,711)
  Business acquisitions                        (437,195)   (12,500)       --
  Proceeds from divestitures                    149,222        --         --
  Other, net                                      9,333      8,720     (4,492)
                                              ---------  ---------  ---------
Net Cash (Used by) Investing Activities        (438,073)  (144,406)  (143,203)
                                              ---------  ---------  ---------
CASH FLOWS PROVIDED FROM (USED BY)
 FINANCING ACTIVITIES
  Net change in short-term borrowings
   partially classified as long-term debt       210,929    103,530    (20,503)
  Long-term borrowings                              --     202,448        102
  Repayment of long-term debt                    (3,103)    (7,887)   (14,413)
  Cash dividends paid                          (114,763)  (110,090)  (106,961)
  Exercise of stock options                      22,049     15,106      3,494
  Incentive plan transactions                   (45,634)   (21,903)    (7,726)
  Repurchase of Common Stock                    (66,072)  (526,119)   (39,748)
                                              ---------  ---------  ---------
Net Cash Provided from (Used by) Financing
 Activities                                       3,406   (344,915)  (185,755)
                                              ---------  ---------  ---------
Increase in Cash and Cash Equivalents            29,076      5,608     10,779
Cash and Cash Equivalents as of January 1        32,346     26,738     15,959
                                              ---------  ---------  ---------
Cash and Cash Equivalents as of December 31   $  61,422  $  32,346  $  26,738
                                              =========  =========  =========
Interest Paid                                 $  52,143  $  43,731  $  36,803
Income Taxes Paid                               180,347    148,629    177,876

The notes to consolidated financial statements are an integral part of these statements.

                           HERSHEY FOODS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                             CUMULATIVE
                                                               FOREIGN
                                         CLASS B  ADDITIONAL  CURRENCY     UNEARNED               TREASURY       TOTAL
                      PREFERRED  COMMON  COMMON    PAID-IN   TRANSLATION     ESOP      RETAINED    COMMON    STOCKHOLDERS'
                        STOCK    STOCK    STOCK    CAPITAL   ADJUSTMENTS COMPENSATION  EARNINGS     STOCK       EQUITY
--------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS OF
DOLLARS
BALANCE AS OF
JANUARY 1, 1994         $ --    $ 74,669 $15,253   $51,196    $(13,905)    $(41,515)  $1,445,609  $(118,963)  $1,412,344
Net income                                                                               184,219                 184,219
Dividends:
 Common Stock, $.625
 per share                                                                               (89,660)                (89,660)
 Class B Common
 Stock, $.5675 per
 share                                                                                   (17,301)                (17,301)
Foreign currency
translation
adjustments                                                    (10,632)                                          (10,632)
Conversion of Class
B Common Stock into
Common Stock                          10     (10)                                                                    --
Incentive plan
transactions                                        (1,264)                                                       (1,264)
Exercise of stock
options                                               (548)                                                         (548)
Employee stock
ownership trust
transactions                                           496                    3,194                                3,690
Repurchase of Common
Stock                                                                                               (39,748)     (39,748)
                        -----   -------- -------   -------    --------     --------   ----------  ---------   ----------
BALANCE AS OF
DECEMBER 31, 1994         --      74,679  15,243    49,880     (24,537)     (38,321)   1,522,867   (158,711)   1,441,100
Net income                                                                               281,919                 281,919
Dividends:
 Common Stock, $.685
 per share                                                                               (91,190)                (91,190)
 Class B Common
 Stock, $.62 per
 share                                                                                   (18,900)                (18,900)
Foreign currency
translation
adjustments                                                     (4,703)                                           (4,703)
Conversion of Class
B Common Stock into
Common Stock                           2      (2)                                                                    --
Incentive plan
transactions                                          (180)                                                         (180)
Exercise of stock
options                               53            (2,456)                                            (246)      (2,649)
Employee stock
ownership trust
transactions                                           488                    3,193                                3,681
Repurchase of Common
Stock                                                                                              (526,119)    (526,119)
                        -----   -------- -------   -------    --------     --------   ----------  ---------   ----------
BALANCE AS OF
DECEMBER 31, 1995         --      74,734  15,241    47,732     (29,240)     (35,128)   1,694,696   (685,076)   1,082,959
Net income                                                                               273,186                 273,186
Dividends:
 Common Stock, $.76
 per share                                                                               (93,884)                (93,884)
 Class B Common
 Stock, $.685 per
 share                                                                                   (20,879)                (20,879)
Foreign currency
translation
adjustments                                                     (3,635)                                           (3,635)
Two-for-one stock
split                             74,736  15,239                                         (89,975)                    --
Conversion of Class
B Common Stock into
Common Stock                           2      (2)                                                                    --
Incentive plan
transactions                                          (426)                                                         (426)
Exercise of stock
options                                             (5,391)                                          (8,547)     (13,938)
Employee stock
ownership trust
transactions                                           517                    3,193                                3,710
Repurchase of Common
Stock                                                                                               (66,072)     (66,072)
                        -----   -------- -------   -------    --------     --------   ----------  ---------   ----------
BALANCE AS OF
DECEMBER 31, 1996       $ --    $149,472 $30,478   $42,432    $(32,875)    $(31,935)  $1,763,144  $(759,695)  $1,161,021
                        =====   ======== =======   =======    ========     ========   ==========  =========   ==========

The notes to consolidated financial statements are an integral part of these statements.

                           HERSHEY FOODS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Significant accounting policies employed by the Corporation are discussed below and in other notes to the consolidated financial statements. Certain reclassifications have been made to prior year amounts to conform to the 1996 presentation. Unless otherwise indicated, all shares and per share information have been restated for the two-for-one stock split effective September 13, 1996.

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

COMMODITIES FUTURES AND OPTIONS CONTRACTS

  In connection with the purchasing of cocoa, sugar and corn sweeteners for anticipated manufacturing requirements, the Corporation enters into commodities futures and options contracts as deemed appropriate to reduce the effect of price fluctuations. In accordance with Statement of Financial Accounting Standards No. 80 "Accounting for Futures Contracts," these futures and options contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost.

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

  Accumulated amortization of intangible assets resulting from business acquisitions was $110.1 million and $101.5 million as of December 31, 1996 and 1995, respectively.

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

  Foreign exchange forward contracts are intended and effective as hedges of firm, identifiable, foreign currency commitments and foreign exchange options contracts meet required hedge criteria for anticipated transactions. Accordingly, gains and losses are deferred and accounted for as part of the underlying transactions. Gains and losses on terminated derivatives designated as hedges are accounted for as part of the originally hedged transaction. Gains and losses on derivatives designated as hedges of items which mature, are sold or terminated, or of anticipated transactions which are no longer likely to occur, are recorded currently in income. In entering into these contracts the Corporation has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any losses as a result of counterparty defaults.

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

RESEARCH AND DEVELOPMENT

  The Corporation expenses research and development costs as incurred. Research and development expense was $26.1 million, $26.2 million and $26.3 million in 1996, 1995 and 1994, respectively.

ADVERTISING

  The Corporation expenses advertising costs as incurred. Advertising expense was $174.2 million, $159.2 million and $120.6 million in 1996, 1995 and 1994, respectively. Prepaid advertising as of December 31, 1996 and 1995, was $2.2 million and $3.0 million, respectively.

2. ACQUISITIONS AND DIVESTITURES

  In December 1996, the Corporation acquired from an affiliate of Huhtamaki Oy (Huhtamaki), the international foods company based in Finland, Huhtamaki's Leaf North America (Leaf) confectionery operations for $437.2 million, plus the assumption of $17.0 million in debt. In addition, the parties entered into a trademark and technology license agreement under which the Corporation will manufacture and/or market and distribute in North, Central and South America Huhtamaki's confectionery brands including GOOD & PLENTY, HEATH, JOLLY RANCHER, MILK DUDS, PAYDAY and WHOPPERS. Leaf's principal manufacturing facilities are located in Denver, Colorado; Memphis, Tennessee; and Robinson, Illinois.

  In December 1995, the Corporation completed the acquisition of the outstanding shares of the confectionery company Henry Heide, Incorporated (Henry Heide), for approximately $12.5 million. Henry Heide's headquarters and manufacturing facility are located in New Brunswick, N.J., where it manufactures a variety of non-chocolate confectionery products including JUJYFRUITS candy and WUNDERBEANS jellybeans.

  In accordance with the purchase method of accounting, the purchase prices of the acquisitions summarized above were allocated on a preliminary basis to the underlying assets and liabilities at the date of acquisition based on their estimated respective fair values, which may be revised at a later date. Total liabilities assumed, including debt, were $138.0 million in 1996 and $10.6 million in 1995. Results subsequent to the dates of acquisition are included in the consolidated financial statements. Had the results of the Henry Heide acquisition been included in consolidated results for the entire length of each period presented, the effect would not have been material.

  Had the acquisition of Leaf occurred at the beginning of 1996, pro forma consolidated results would have been as follows:

      FOR THE YEAR ENDED
      DECEMBER 31,             1996
     ----------------------------------
      IN THOUSANDS OF
      DOLLARS EXCEPT PER
      SHARE AMOUNT          (UNAUDITED)
      Net sales             $4,473,950
      Net income               256,300
      Net income per share        1.66

  The pro forma results are based on historical financial information provided by Huhtamaki, excluding a business restructuring charge recorded by Huhtamaki in 1996 and adjusted to give effect to certain costs and expenses, including fees under the trademark and technology license agreement, goodwill amortization, interest expense and income taxes which would have been incurred by the Corporation if it had owned and operated the Leaf confectionery business throughout 1996. These results are not necessarily reflective of the actual results which would have occurred if the acquisition had been completed at the beginning of the year, nor are they necessarily indicative of future combined financial results.

  In December 1996, the Corporation completed the sale to Huhtamaki of the outstanding shares of Gubor Holding GmbH (Gubor) and Sperlari, S.r.l. (Sperlari). Gubor manufactures and markets high-quality assorted pralines and seasonal chocolate products in Germany and Sperlari manufactures and markets various confectionery and grocery products in Italy. The total proceeds from the sale of the Gubor and Sperlari businesses were $121.7 million. The transaction resulted in an after-tax loss of $35.4 million since no tax benefit associated with the transaction was recorded. Combined net sales for Gubor and Sperlari were $216.6 million, $222.0 million and $186.6 million in 1996, 1995 and 1994, respectively.

  In January 1996, the Corporation completed the sale of the assets of Hershey Canada, Inc.'s PLANTERS nut (Planters) and LIFE SAVERS and BREATH SAVERS hard candy, and BEECH-NUT cough drops (Life Savers) businesses to Johnvince Foods Group and Beta Brands Inc., respectively. Both transactions were part of a restructuring program announced by the Corporation in late 1994.

  In June 1995, the Corporation completed the sale of the outstanding shares of Overspecht B.V. (OZF Jamin) to a management buyout group at OZF Jamin, as part of the Corporation's restructuring program. OZF Jamin manufactures chocolate and non-chocolate confectionery products, cookies, biscuits and ice cream for distribution primarily to customers in the Netherlands and Belgium.

3. RESTRUCTURING ACTIVITIES

  In the fourth quarter of 1994, the Corporation recorded a pre-tax restructuring charge of $106.1 million, following a comprehensive review of domestic and foreign operations designed to enhance performance of operating assets by lowering operating and administrative costs, eliminating underperforming assets and streamlining the overall decision-making process. The charge of $106.1 million resulted in an after-tax charge of $80.2 million or $.46 per share in 1994.

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

  During the third quarter of 1995, a pre-tax restructuring charge of $16.6 million was recorded in connection with a voluntary retirement program announced by the Corporation in August 1995. The charge was primarily related to the funding of retirement benefits for eligible employees who elected early retirement. This cash charge was funded from operating cash flows. The impact of this charge was more than offset by the partial reversal of 1994 accrued restructuring reserves in the fourth quarter of 1995 resulting in an increase to income before income taxes of $.2 million and an increase to net income of $2.0 million, as the tax benefit associated with the 1995 charge more than offset the tax provision associated with the reversal of 1994 restructuring reserves.

  The remaining $7.6 million of accrued restructuring reserves as of December 31, 1995, were utilized during 1996 as the restructuring program was completed. A portion of the restructuring reserves were used for severance and relocation benefits related to the consolidation of the pasta and grocery field sales organizations.

4. RENTAL AND LEASE COMMITMENTS

  Rent expense was $25.3 million, $24.9 million and $25.7 million for 1996, 1995 and 1994, respectively. Rent expense pertains to all operating leases, which were principally related to certain administrative buildings, distribution facilities and transportation equipment. Future minimum rental payments under non-cancelable operating leases with a remaining term in excess of one year as of December 31, 1996, were: 1997, $16.4 million; 1998, $15.1 million; 1999, $15.5 million; 2000, $15.1 million; 2001, $15.1 million; 2002 and beyond, $90.8 million.

5. FINANCIAL INSTRUMENTS

  The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 1996 and 1995, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, approximated fair value as of December 31, 1996 and 1995, based upon quoted market prices for the same or similar debt issues.

  As of December 31, 1996, the Corporation had foreign exchange forward contracts maturing in 1997 and 1998 to purchase $25.0 million in foreign currency, primarily British sterling and German marks, and to sell $24.6 million in foreign currency, primarily Canadian dollars and Japanese yen, at contracted forward rates.

  As of December 31, 1995, the Corporation had foreign exchange forward contracts maturing in 1996 and 1997 to purchase $54.7 million in foreign currency, primarily Canadian dollars, British sterling and Swiss francs, and to sell $26.4 million in foreign currency, primarily Italian lira, Canadian dollars and Japanese yen, at contracted forward rates.

  To hedge foreign currency exposure related to anticipated transactions associated with the purchase of certain raw materials and finished goods generally covering 3 to 24 months, the Corporation also purchases, from time to time, foreign exchange options which permit, but do not require, the Corporation to exchange foreign currencies at a future date with another party at a contracted exchange rate. To finance premiums paid on such options, the Corporation may also write offsetting options at exercise prices which limit but do not eliminate the effect of purchased options and forward contracts as a hedge. As of December 31, 1995, the Corporation had purchased foreign exchange options of $11.5 million and written foreign exchange options of $8.9 million, principally related to British sterling. Such options expired or were settled in the first quarter of 1996.

  The fair value of foreign exchange forward contracts is estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences, and the fair value of foreign exchange options is estimated using active market quotations. As of December 31, 1996 and 1995, the fair value of foreign exchange forward and options contracts approximated carrying value. The Corporation does not hold or issue financial instruments for trading purposes.

  In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swap agreements to effectively convert a portion of its floating rate debt to fixed rate debt. Agreements outstanding with an aggregate notional amount of $75.0 million matured during 1996. As of December 31, 1996, the Corporation had agreements outstanding with an aggregate notional amount of $125.0 million with maturities through October 1997. As of December 31, 1996 and 1995, interest rates payable were at weighted average fixed rates of 5.8% and 5.6%, respectively, and interest rates receivable were floating based on 30-day commercial paper composite rates. Any interest rate differential on interest rate swaps is recognized as an adjustment to interest expense over the term of each agreement. The Corporation's risk related to swap agreements is limited to the cost of replacing such agreements at current market rates.

6. INTEREST EXPENSE

  Interest expense, net consisted of the following:

FOR THE YEARS ENDED DECEMBER 31,       1996     1995     1994
----------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Long-term debt and lease obligations  $30,818  $20,949  $19,103
Short-term debt                        22,752   28,576   21,155
Capitalized interest                   (1,534)  (1,957)  (3,009)
                                      -------  -------  -------
Interest expense, gross                52,036   47,568   37,249
Interest income                        (3,993)  (2,735)  (1,892)
                                      -------  -------  -------
Interest expense, net                 $48,043  $44,833  $35,357
                                      =======  =======  =======

7. SHORT-TERM DEBT

  Generally, the Corporation's short-term borrowings are in the form of commercial paper or bank loans with an original maturity of three months or less. In December 1995, the Corporation entered into committed credit facility agreements with a syndicate of banks under which it could borrow up to $600 million as of December 31, 1996, with options to increase borrowings by $1.0 billion with the concurrence of the banks. Of the total committed credit facility, $200 million is for a renewable 364-day term and $400 million is effective for a five-year term. Both the short-term and long-term committed credit facility agreements were amended and renewed effective December 13, 1996. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions. As of December 31, 1996, $300.0 million of commercial paper borrowings were reclassified as long-term debt in accordance with the Corporation's intent and ability to refinance such obligations on a long-term basis.

  The Corporation also maintains lines of credit arrangements with domestic and international commercial banks, under which it could borrow in various currencies up to approximately $96.1 million and $97.7 million as of December 31, 1996 and 1995, respectively, at the lending banks' prime commercial interest rates or lower. The Corporation had combined domestic commercial paper borrowings, including the portion classified as long-term debt, and short-term foreign bank loans against its credit facilities and lines of credit of $599.5 million as of December 31, 1996, and $413.3 million as of December 31, 1995. The weighted average interest rates on short-term borrowings outstanding as of December 31, 1996 and 1995, were 5.5% and 5.7%, respectively.

  The credit facilities and lines of credit were supported by commitment fee arrangements. The average fee during 1996 was approximately .05% per annum of the commitment. The Corporation is in compliance with all covenants included in the credit facility agreements. There were no significant compensating balance agreements which legally restricted these funds.

  As a result of maintaining a consolidated cash management system, the Corporation maintains overdraft positions at certain banks. Such overdrafts, which were included in accounts payable, were $25.2 million and $24.8 million as of December 31, 1996 and 1995, respectively.

8. LONG-TERM DEBT

  Long-term debt consisted of the following:

DECEMBER 31,                                                1996     1995
---------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Commercial Paper at interest rates ranging from 5.54% to
 5.59%                                                    $300,000 $    --
Medium-term Notes, 8.85% to 9.92%, due 1997-1998            40,400   40,400
6.7% Notes due 2005                                        200,000  200,000
8.8% Debentures due 2021                                   100,000  100,000
Other obligations, net of unamortized debt discount         30,399   17,017
                                                          -------- --------
Total long-term debt                                       670,799  357,417
Less--current portion                                       15,510      383
                                                          -------- --------
Long-term portion                                         $655,289 $357,034
                                                          ======== ========

  As of December 31, 1996, $300.0 million of commercial paper borrowings were reclassified as long-term debt in accordance with the Corporation's intent and ability to refinance such obligations on a long-term basis.

  Aggregate annual maturities during the next five years, excluding short-term borrowings reclassified, are: 1997, $15.5 million; 1998, $25.2 million; 1999, $.2 million; 2000, $2.2 million; and 2001, $.2 million. The Corporation's debt is principally unsecured and of equal priority. None of the debt is convertible into stock of the Corporation. The Corporation is in compliance with all covenants included in the related debt agreements.

9. INCOME TAXES

  Income before income taxes was as follows:

FOR THE YEARS ENDED
DECEMBER 31,                  1996      1995     1994
--------------------------------------------------------
IN THOUSANDS OF DOLLARS
Domestic                    $499,607  $452,084 $411,089
Foreign                      (19,870)   13,869  (77,951)
                            --------  -------- --------
Income before income taxes  $479,737  $465,953 $333,138
                            ========  ======== ========

  The provision for income taxes was as follows:

FOR THE YEARS ENDED DECEMBER 31,       1996     1995     1994
----------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Current:
  Federal                            $158,040 $135,034 $126,234
  State                                23,288   22,620   24,712
  Foreign                               2,360      --       301
                                     -------- -------- --------
Current provision for income taxes    183,688  157,654  151,247
                                     -------- -------- --------
Deferred:
  Federal                              12,952   12,455    6,221
  State                                 8,134    8,198    2,652
  Foreign                               1,777    5,727  (11,201)
                                     -------- -------- --------
Deferred provision for income taxes    22,863   26,380   (2,328)
                                     -------- -------- --------
Total provision for income taxes     $206,551 $184,034 $148,919
                                     ======== ======== ========

  The 1994 Foreign deferred income tax benefit was associated primarily with the restructuring charge recorded in the fourth quarter of that year.

  The tax effects of the significant temporary differences which comprised the deferred tax assets and liabilities were as follows:

DECEMBER 31,                                                  1996     1995
-----------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Deferred tax assets:
  Post-retirement benefit obligations                       $ 88,885 $ 85,907
  Accrued expenses and other reserves                         91,675   78,506
  Net operating loss carryforwards, net of valuation allow-
   ances
   of $2,663 in 1996 and $25,544 in 1995                       2,663    7,298
  Accrued trade promotion reserves                            22,910   16,389
  Other                                                       18,013   27,869
                                                            -------- --------
    Total deferred tax assets                                224,146  215,969
                                                            -------- --------
Deferred tax liabilities:
  Depreciation                                               256,424  239,389
  Other                                                       97,261   84,256
                                                            -------- --------
    Total deferred tax liabilities                           353,685  323,645
                                                            -------- --------
Net deferred tax liabilities                                $129,539 $107,676
                                                            ======== ========
Included in:
  Current deferred tax assets, net                          $ 94,464 $ 84,785
  Non-current deferred tax liabilities, net                  224,003  192,461
                                                            -------- --------
Net deferred tax liabilities                                $129,539 $107,676
                                                            ======== ========

  As of December 31, 1996, the Corporation had $15.7 million of operating loss carryforwards available to reduce the future taxable income of a foreign subsidiary. The loss carryforwards must be utilized within the next ten years.

  The following table reconciles the Federal statutory income tax rate with the Corporation's effective income tax rate:

FOR THE YEARS ENDED DECEMBER 31,                              1996  1995  1994
-------------------------------------------------------------------------------
Federal statutory income tax rate                             35.0% 35.0% 35.0%
Increase (reduction) resulting from:
  State income taxes, net of Federal income tax benefits       4.7   4.6   6.0
  Restructuring (credit) charge for which no tax benefit was
   provided                                                    --    (.3)  4.5
  Non-deductible acquisition costs                              .6    .6    .8
  Loss on disposal of businesses for which no tax benefit was
   provided                                                    2.6   --    --
  Other, net                                                    .2   (.4) (1.6)
                                                              ----  ----  ----
Effective income tax rate                                     43.1% 39.5% 44.7%
                                                              ====  ====  ====

10. RETIREMENT PLANS

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

  Pension expense included the following components:

FOR THE YEARS ENDED DECEMBER 31,                  1996      1995      1994
-----------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Service cost                                    $ 29,311  $ 25,311  $ 30,077
Interest cost on projected benefit obligations    35,374    32,531    28,351
Investment (return) loss on plan assets          (51,205)  (71,578)    8,288
Net amortization and deferral                     14,844    40,823   (40,550)
                                                --------  --------  --------
Corporate sponsored plans                         28,324    27,087    26,166
Multi-employer plans                                 571       361       374
Other                                              1,340       615       622
                                                --------  --------  --------
Total pension expense                           $ 30,235  $ 28,063  $ 27,162
                                                ========  ========  ========

  The funded status and amounts recognized in the consolidated balance sheets for the retirement plans were as follows:

                                   DECEMBER 31, 1996       DECEMBER 31, 1995
                                ----------------------- -----------------------
                                  ASSETS    ACCUMULATED   ASSETS    ACCUMULATED
                                 EXCEEDED    BENEFITS    EXCEEDED    BENEFITS
                                ACCUMULATED  EXCEEDED   ACCUMULATED  EXCEEDED
                                 BENEFITS     ASSETS     BENEFITS     ASSETS
-------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Actuarial present value of:
  Vested benefit obligations     $427,839     $27,316     $17,241    $417,027
                                 ========     =======     =======    ========
  Accumulated benefit
   obligations                   $452,907     $32,422     $17,833    $447,792
                                 ========     =======     =======    ========
Actuarial present value of
 projected benefit obligations   $502,371     $34,135     $27,005    $476,439
Plan assets at fair value         488,222         --       19,765     389,064
                                 --------     -------     -------    --------
Plan assets less than
 projected benefit obligations     14,149      34,135       7,240      87,375
Net gain (loss) unrecognized
 at date of transition                906      (1,233)        525        (818)
Prior service cost and
 amendments not yet recognized
 in earnings                      (26,885)     (2,305)     (1,159)    (28,701)
Unrecognized net gain (loss)
 from past experience
 different than that assumed       12,386      (2,502)     (3,615)     (3,660)
Minimum liability adjustment          --        4,494         --       21,678
                                 --------     -------     -------    --------
Pension liability                $    556     $32,589     $ 2,991    $ 75,874
                                 ========     =======     =======    ========

  The projected benefit obligations for the plans were determined principally using discount rates of 7.50% as of December 31, 1996, and 7.25% as of December 31, 1995. For both 1996 and 1995 the assumed long-term rate of return on plan assets was 9.5%. The assumed long-term compensation increase rate for 1996 and 1995 was primarily 4.8%.

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

11. POST-RETIREMENT BENEFITS

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

  Net post-retirement benefit costs consisted of the following components:

FOR THE YEARS ENDED DECEMBER 31,                 1996     1995     1994
--------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Service cost                                    $ 3,947  $ 3,262  $ 3,642
Interest cost on projected benefit obligations   10,853   12,918   13,334
Amortization                                     (2,986)  (2,322)  (1,028)
                                                -------  -------  -------
  Total                                         $11,814  $13,858  $15,948
                                                =======  =======  =======

  Obligations are unfunded and the actuarial present values of accumulated post-retirement benefit obligations recognized in the consolidated balance sheets were as follows:

DECEMBER 31,                                                 1996     1995
----------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Retirees                                                   $ 96,870 $ 78,090
Fully eligible active plan participants                      22,096   24,686
Other active plan participants                               58,578   57,448
                                                           -------- --------
Total                                                       177,544  160,224
Plan amendments                                              28,903   31,377
Unrecognized net gain from past experience different than
 that assumed                                                12,127   20,892
                                                           -------- --------
Accrued post-retirement benefits                           $218,574 $212,493
                                                           ======== ========

  The accumulated post-retirement benefit obligations were determined principally using discount rates of 7.50% and 7.25% as of December 31, 1996 and 1995, respectively. The assumed average health care cost trend rate used in measuring the accumulated post-retirement benefit obligation as of December 31, 1996 and 1995, was 6% which was also the ultimate trend rate. A one percentage point increase in the average health care cost trend rate for each year would increase the accumulated post-retirement benefit obligations as of December 31, 1996 and 1995, by $24.4 million and $22.2 million, respectively, and would increase the sum of the net service and interest cost components of net post-retirement benefit costs for 1996 and 1995 by $2.9 million and $2.4 million, respectively.

  The pre-tax impact on post-retirement benefits expense and liabilities of the 1995 charge for the voluntary retirement program was $.4 million or $.2 million after tax. This amount has not been included in the disclosure of net post-retirement benefit costs by component.

  As part of its long-range financing plans, the Corporation, in 1989, implemented a corporate-owned life insurance program covering most of its domestic employees. After paying employee death benefits, proceeds from this program were available for general corporate purposes and also could be used to offset future employee benefits costs, including retiree medical benefits. During 1996, Federal tax legislation sharply curtailed the financial viability of most corporate-owned life insurance programs. As a result, the Corporation began the phase-out of its corporate-owned life insurance program during 1996. The Corporation's investment in corporate-owned life insurance policies was recorded net of policy loans in other assets, and interest accrued on the policy loans was included in accrued liabilities as of December 31, 1996 and 1995. Net life insurance expense, including interest expense, was included in selling, marketing and administrative expenses.

12. EMPLOYEE STOCK OWNERSHIP TRUST

  The Corporation's employee stock ownership trust (ESOP) serves as the primary vehicle for contributions to its existing employee savings and stock investment plan for participating domestic salaried and hourly employees. The ESOP was funded by a 15-year 7.75% loan of $47.9 million from the Corporation. During 1996 and 1995, the ESOP received a combination of dividends on unallocated shares and contributions from the Corporation equal to the amount required to meet its principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 159,176 shares of Common Stock each year. As of December 31, 1996, the ESOP held 687,610 allocated shares and 1,591,752 unallocated shares. All ESOP shares are considered outstanding for income per share computations.

  The Corporation recognized net compensation expense equal to the shares allocated multiplied by the original cost of $20 1/16 per share less dividends received by the ESOP on unallocated shares. Compensation expense related to the ESOP for 1996, 1995 and 1994 was $1.8 million, $1.9 million and $1.7 million, respectively. Dividends paid on unallocated ESOP shares were $1.3 million in 1996 and $1.2 million in 1995 and 1994. The unearned ESOP compensation balance in stockholders' equity represented deferred compensation expense to be recognized by the Corporation in future years as additional shares are allocated to participants.

13. CAPITAL STOCK AND NET INCOME PER SHARE

  As of December 31, 1996, the Corporation had 530,000,000 authorized shares of capital stock. Of this total, 450,000,000 shares were designated as Common Stock, 75,000,000 shares as Class B Common Stock (Class B Stock), and 5,000,000 shares as Preferred Stock, each class having a par value of one dollar per share. As of December 31, 1996, a combined total of 179,950,872 shares of both classes of common stock had been issued of which 152,941,556 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 1996.

  In August 1996, the Corporation's Board of Directors declared a two-for-one split of the Common Stock and Class B Common Stock effective September 13, 1996, to stockholders of record as of August 23, 1996. The split was effected as a stock dividend by distributing one additional share for each share held.

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

  Class B Stock can be converted into Common Stock on a share-for-share basis at any time. On a pre-split basis during 1996, 1995 and 1994, a total of 2,000 shares, 1,525 shares and 10,300 shares, respectively, of Class B Stock were converted into Common Stock.

  Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (Milton Hershey School Trust), as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held a total of 24,587,025 shares of the Common Stock, and as Trustee for the benefit of Milton Hershey School, held 30,306,006 shares of the Class B Stock as of December 31, 1996, and was entitled to cast approximately 77% of the total votes of both classes of the Corporation's common stock. The Milton Hershey School Trust must approve the issuance of shares of Common Stock or any other action which would result in the Milton Hershey School Trust not continuing to have voting control of the Corporation.

  A total of 9,437,770 shares of Common Stock have been repurchased for approximately $263.7 million under share repurchase programs which were approved by the Corporation's Board of Director's in 1993 and 1996. Of the shares repurchased, 528,000 shares were retired and the remaining 8,909,770 shares were held as Treasury Stock as of December 31, 1996. In August 1995, the Corporation purchased an additional 18,099,546 shares (9,049,773 shares on a pre-split basis) of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $500.0 million. A total of 27,009,316 shares were held as Treasury Stock as of December 31, 1996.

  Net income per share has been computed based on the weighted average number of shares of the Common Stock and the Class B Stock outstanding during the year. Average shares outstanding were 153,995,307 for 1996, 165,687,082 for 1995 and 174,037,252 for 1994.

14. STOCK COMPENSATION PLAN

  The long-term portion of the 1987 Key Employee Incentive Plan (Plan), provides for grants of stock-based compensation awards to senior executives and key employees of one or more of the following: non-qualified stock options (fixed stock options), performance stock units, stock appreciation rights and restricted stock units. The Plan also provides for the deferral of performance stock unit awards by participants. Under the long-term portion of the Plan, the Corporation may grant to its employees up to 6.5 million shares of Common Stock on a pre-split basis. The Corporation applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its Plan.

  Accordingly, no compensation cost has been recognized for its fixed stock option plan. Had compensation cost for the Corporation's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," the Corporation's net income and net income per share would have been reduced to the pro forma amounts indicated below:

      FOR THE YEARS ENDED
      DECEMBER 31,                          1996     1995
     ------------------------------------------------------
      IN THOUSANDS OF
      DOLLARS EXCEPT PER
      SHARE AMOUNTS
      Net income             As reported  $273,186 $281,919
                             Pro forma     266,517  281,015
      Net income per share   As reported     $1.77    $1.70
                             Pro forma        1.73     1.70

  The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yields of 2.4% and 2.7%, expected volatility of 20% and 21%, risk-free interest rates of 5.6% and 7.8%, and expected lives of 7 1/2 and 7 years.

FIXED STOCK OPTIONS

  The exercise price of each option equals the market price of the Corporation's common stock on the date of grant and an option's maximum term is ten years. Options are granted in January and generally vest at the end of the second year.

  A summary of the status of the Corporation's fixed stock options as of December 31, 1996, 1995, and 1994, and changes during the years ending on those dates is presented below:

                                  1996                 1995                 1994
                          --------------------- -------------------- --------------------
                                      WEIGHTED-            WEIGHTED-            WEIGHTED-
                                       AVERAGE              AVERAGE             AVERAGE
                                      EXERCISE             EXERCISE             EXERCISE
FIXED OPTIONS               SHARES      PRICE    SHARES      PRICE    SHARES      PRICE
-----------------------------------------------------------------------------------------
Outstanding at beginning
 of year                   4,435,800   $22.54   5,067,900   $21.62   3,460,850   $19.91
Granted                    2,619,200   $33.08     237,400   $24.19   1,927,600   $24.50
Exercised                 (1,062,980)  $20.74    (843,100)  $17.43    (209,950)  $18.58
Forfeited                    (89,800)  $31.92     (26,400)  $24.24    (110,600)  $24.01
                          ----------            ---------            ---------
Outstanding at end of
 year                      5,902,220   $27.40   4,435,800   $22.54   5,067,900   $21.62
                          ==========            =========            =========
Options exercisable at
 year-end                  3,670,020            2,901,800            3,469,500
                          ==========            =========            =========
Weighted-average fair
 value of options
 granted during the year
 (per share)                   $8.70                $7.38
                               =====                =====

  The following table summarizes information about fixed stock options outstanding as of December 31, 1996:

                               OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                   ------------------------------------------- --------------------------------
                                    WEIGHTED-
                                     AVERAGE
                       NUMBER       REMAINING     WEIGHTED-         NUMBER         WEIGHTED-
RANGE OF EXERCISE  OUTSTANDING AS  CONTRACTUAL     AVERAGE     EXERCISABLE AS OF    AVERAGE
     PRICES         OF 12/31/96   LIFE IN YEARS EXERCISE PRICE     12/31/96      EXERCISE PRICE
-----------------------------------------------------------------------------------------------
  $12 11/16-
   22 3/8            1,370,820         4.5          $21.22         1,370,820         $21.22
  $23 1/2 -
   26 1/2            1,990,000         7.0          $24.40         1,990,000         $24.40
  $33 1/16-
   37 5/8            2,541,400         9.0          $33.08           309,200         $33.08
                     ---------                                     ---------
  $12 11/16-
   37 5/8            5,902,220         7.3          $27.40         3,670,020         $23.94
                     =========                                     =========

PERFORMANCE STOCK UNITS

  Under the long-term portion of the Plan, each January the Corporation grants selected executives and other key employees performance stock units whose vesting is contingent upon the achievement of certain performance objectives. If at the end of three-year performance cycles, targets for financial measures of earnings per share, return on net assets and free cash flow are met, the full number of shares are awarded to the participants. The performance scores can range from 0% to 150%. The compensation cost charged against income for the performance-based plan was $5.8 million, $3.6 million, and $1.8 million for 1996, 1995, and 1994, respectively.

  As of December 31, 1996, a total of 259,730 contingent performance stock units and restricted stock units had been granted for potential future distribution, primarily related to three-year cycles ending December 31, 1996, 1997, and 1998. Deferred performance stock units and accumulated dividend amounts totaled 391,750 shares as of December 31, 1996.

  No stock appreciation rights were outstanding as of December 31, 1996.

15. SUPPLEMENTAL BALANCE SHEET INFORMATION

ACCOUNTS RECEIVABLE--TRADE

  In the normal course of business, the Corporation extends credit to customers which satisfy pre-defined credit criteria. The Corporation believes that it has little concentration of credit risk due to the diversity of its customer base. Receivables, as shown on the consolidated balance sheets, were net of allowances and anticipated discounts of $14.1 million and $14.8 million as of December 31, 1996 and 1995, respectively.

INVENTORIES

  The Corporation values the majority of its inventories under the last-in, first-out (LIFO) method and the remaining inventories at the lower of first-in, first-out (FIFO) cost or market. LIFO cost of inventories valued using the LIFO method was $299.2 million and $282.0 million as of December 31, 1996 and 1995, respectively, and all inventories were stated at amounts that did not exceed realizable values. Total inventories were as follows:

      DECEMBER 31,           1996      1995
     -----------------------------------------
      IN THOUSANDS OF
      DOLLARS
      Raw materials        $204,419  $189,371
      Goods in process       31,444    28,201
      Finished goods        316,726   249,106
                           --------  --------
      Inventories at FIFO   552,589   466,678
      Adjustment to LIFO    (77,611)  (69,108)
                           --------  --------
      Total inventories    $474,978  $397,570
                           ========  ========

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment balances included construction in progress of $91.9 million and $119.5 million as of December 31, 1996 and 1995, respectively. Major classes of property, plant and equipment were as follows:

      DECEMBER 31,                             1996        1995
     --------------------------------------------------------------
      IN THOUSANDS OF DOLLARS
      Land                                  $   34,056  $   35,385
      Buildings                                533,559     471,663
      Machinery and equipment                1,855,087   1,683,338
                                            ----------  ----------
      Property, plant and equipment, gross   2,422,702   2,190,386
      Accumulated depreciation                (820,807)   (754,377)
                                            ----------  ----------
      Property, plant and equipment, net    $1,601,895  $1,436,009
                                            ==========  ==========

ACCRUED LIABILITIES

  Accrued liabilities were as follows:

      DECEMBER 31,                      1996     1995
     --------------------------------------------------
      IN THOUSANDS OF DOLLARS
      Payroll and other compensation  $ 81,264 $ 97,710
      Advertising and promotion         77,351   87,368
      Other                            199,213  123,045
                                      -------- --------
      Total accrued liabilities       $357,828 $308,123
                                      ======== ========

OTHER LONG-TERM LIABILITIES

  Other long-term liabilities were as follows:

      DECEMBER 31,                         1996     1995
     -----------------------------------------------------
      IN THOUSANDS OF DOLLARS
      Accrued post-retirement benefits   $207,881 $204,044
      Other                               119,328  129,770
                                         -------- --------
      Total other long-term liabilities  $327,209 $333,814
                                         ======== ========

16. SEGMENT INFORMATION

  The Corporation operates in a single consumer foods line of business, encompassing the manufacture, distribution and sale of chocolate, confectionery, grocery and pasta products. The Corporation's principal operations and markets are located in North America. In December 1996, the Corporation sold its Gubor and Sperlari European businesses.

  Net sales, income before interest and income taxes and identifiable assets of businesses outside of North America were not significant. Historically, transfers of product between geographic areas have not been significant. In 1996 and 1995, sales to Wal-Mart Stores, Inc. and Subsidiaries amounted to approximately 12% and 11% of total net sales, respectively.

17. QUARTERLY DATA (UNAUDITED)

  Summary quarterly results were as follows:

YEAR 1996                 FIRST    SECOND    THIRD      FOURTH
-------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
EXCEPT PER SHARE
AMOUNTS
Net sales                $931,514 $796,343 $1,072,336 $1,189,115
Gross profit              381,766  326,545    458,362    520,546
Net income                 59,415   40,847     94,270     78,654(A)
Net income per share(b)       .38      .26        .61        .51
YEAR  1995                FIRST    SECOND    THIRD      FOURTH
-------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
EXCEPT PER SHARE
AMOUNTS
Net sales                $867,446 $722,269 $  981,101 $1,119,851
Gross profit              364,085  298,506    408,658    493,144
Net income                 60,633   33,323     82,127    105,836(c)
Net income per share(b)       .35      .19        .51        .68

--------
(a) Net income for the fourth quarter and year 1996 included an after-tax loss on the sale of Gubor and Sperlari of $35.4 million. Net income per share was similarly impacted.
(b) Quarterly income per share amounts for 1996 and 1995 do not total to the annual amount due to the changes in weighted average shares outstanding during the year.
(c) Net income for the fourth quarter and year 1995 included a net after-tax credit of $2.0 million associated with adjustments to accrued restructuring reserves. Net income per share was similarly impacted.

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

  The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose appointment was ratified by stockholder vote at the stockholders' meeting held on April 30, 1996. Their report expresses an opinion that the Corporation's financial statements are fairly stated in conformity with generally accepted accounting principles, and they have indicated to us that their examination was performed in accordance with generally accepted auditing standards which are designed to obtain reasonable assurance about whether the financial statements are free of material misstatement.

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

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Hershey Foods Corporation:

  We have audited the accompanying consolidated balance sheets of Hershey Foods Corporation (a Delaware Corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996, appearing on pages B-9 through B-27. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hershey Foods Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen

New York, New York
January 27, 1997

                           HERSHEY FOODS CORPORATION

                   ELEVEN-YEAR CONSOLIDATED FINANCIAL SUMMARY

                ALL DOLLAR AND SHARE AMOUNTS IN THOUSANDS EXCEPT
                     MARKET PRICE AND PER SHARE STATISTICS

                            10-YEAR
                           COMPOUND
                          GROWTH RATE       1996              1995             1994
                          ----------- ----------------     -----------    --------------
SUMMARY OF OPERATIONS(a)
 Net Sales                    9.33%   $      3,989,308       3,690,667         3,606,271
                                      ----------------     -----------    --------------
 Cost of Sales                8.35%   $      2,302,089       2,126,274         2,097,556
 Selling, Marketing and
  Administrative             11.25%   $      1,124,087       1,053,758         1,034,115
 Restructuring Credit,
  (Charge) and Gain, Net              $            --              151          (106,105)
 (Loss)/Gain on Sale of
  Businesses and
  Investment Interest                 $        (35,352)            --                --
 Interest Expense, Net       19.54%   $         48,043          44,833            35,357
 Income Taxes                 7.42%   $        206,551         184,034           148,919
                                      ----------------     -----------    --------------
 Income from Continuing
  Operations Before
  Accounting Changes          9.81%   $        273,186         281,919           184,219
 Net Cumulative Effect
  of Accounting Changes               $            --              --                --
 Discontinued Operations              $            --              --                --
                                      ----------------     -----------    --------------
 Net Income                   7.48%   $        273,186         281,919           184,219
                                      ================     ===========    ==============
 Income Per Share:(b)
  From Continuing
   Operations Before
   Accounting Changes        12.00%   $           1.77(h)         1.70(i)           1.06(j)
  Net Cumulative Effect
   of Accounting Changes              $            --              --                --
  Net Income                  9.56%   $           1.77(h)         1.70(i)           1.06(j)
 Weighted Average Shares
  Outstanding(b)                               153,995         165,687           174,037
 Dividends Paid on
  Common Stock                8.66%   $         93,884          91,190            89,660
  Per Share(b)               11.32%   $           .760            .685              .625
 Dividends Paid on Class
  B Common Stock             11.21%   $         20,879          18,900            17,301
  Per Share(b)               11.24%   $           .685            .620             .5675
 Income from Continuing
  Operations Before
  Accounting Changes as
  a Percent of Net Sales                           7.7%(c)         7.6%              7.3%(d)
 Depreciation                14.35%   $        119,443         119,438           114,821
 Advertising                  7.62%   $        174,199         159,200           120,629
 Promotion                   13.36%   $        429,208         402,454           419,164
 Payroll                      7.49%   $        491,677         461,928           472,997
YEAR-END POSITION AND
 STATISTICS(a)
 Capital Additions            7.91%   $        159,433         140,626           138,711
 Total Assets                 9.70%   $      3,184,796       2,830,623         2,890,981
 Long-term Portion of
  Debt                       13.44%   $        655,289         357,034           157,227
 Stockholders' Equity         4.78%   $      1,161,021       1,082,959         1,441,100
 Net Book Value Per
  Share(b)                    6.51%   $           7.59            7.01              8.31
 Operating Return on
  Average Stockholders'
  Equity                                          27.5%           22.2%             18.5%
 Operating Return on
  Average Invested
  Capital                                         17.8%           17.1%             15.6%
 Full-time Employees                            14,000          13,300            14,000
STOCKHOLDERS' DATA(b)
 Outstanding Shares of
  Common Stock and
  Class B Common Stock
  at Year-end                                  152,942         154,532           173,470
 Market Price of Common
  Stock at Year-end          13.52%   $         43 3/4          32 1/2           24 3/16
 Range During Year                    $51 3/4-31 15/16     33 15/16-24    26 3/4-20 9/16

--------
See Notes to the Eleven-Year Consolidated Financial Summary on page B-32.

     1993                1992            1991            1990                1989             1988            1987
---------------     --------------  --------------  ---------------     --------------  ----------------  -------------
      3,488,249          3,219,805       2,899,165        2,715,609          2,420,988         2,168,048      1,863,816
---------------     --------------  --------------  ---------------     --------------  ----------------  -------------
      1,995,502          1,833,388       1,694,404        1,588,360          1,455,612         1,326,458      1,149,663
      1,035,519            958,189         814,459          776,668            655,040           575,515        468,062
            --                 --              --            35,540                --                --             --
         80,642                --              --               --                 --                --             --
         26,995             27,240          26,845           24,603             20,414            29,954         22,413
        213,642            158,390         143,929          145,636            118,868            91,615         99,604
---------------     --------------  --------------  ---------------     --------------  ----------------  -------------
        297,233            242,598         219,528          215,882            171,054           144,506        124,074
       (103,908)               --              --               --                 --                --             --
            --                 --              --               --                 --             69,443         24,097
---------------     --------------  --------------  ---------------     --------------  ----------------  -------------
        193,325            242,598         219,528          215,882            171,054           213,949        148,171
===============     ==============  ==============  ===============     ==============  ================  =============
           1.66(k)            1.34            1.22             1.20(l)             .95               .80            .69
           (.58)               --              --               --                 --                --             --
           1.08(k)            1.34            1.22             1.20(l)             .95              1.19            .82
        179,514            180,373         180,373          180,373            180,373           180,373        180,373
         84,711             77,174          70,426           74,161(f)          55,431            49,433         43,436
           .570               .515            .470             .495(f)            .370              .330           .290
         15,788             14,270          12,975           13,596(f)          10,161             9,097          8,031
          .5175              .4675            .425             .445(f)           .3325             .2975          .2625
            7.4%(e)            7.5%            7.6%             7.2%(g)            7.1%              6.7%           6.7%
        100,124             84,434          72,735           61,725             54,543            43,721         35,397
        130,009            137,631         117,049          146,297            121,182            99,082         97,033
        444,546            398,577         325,465          315,242            256,237           230,187        171,162
        469,564            433,162         398,661          372,780            340,129           298,483        263,529
        211,621            249,795         226,071          179,408            162,032           101,682         68,504
      2,855,091          2,672,909       2,341,822        2,078,828          1,814,101         1,764,665      1,544,354
        165,757            174,273         282,933          273,442            216,108           233,025        280,900
      1,412,344          1,465,279       1,335,251        1,243,537          1,117,050         1,005,866        832,410
           8.06               8.12            7.40             6.89               6.19              5.58           4.61
           17.8%              17.3%           17.0%            16.6%              16.1%             17.5%          19.0%
           15.0%              14.4%           13.8%            13.4%              13.2%             13.3%          13.5%
         14,300             13,700          14,000           12,700             11,800            12,100         10,540
        175,226            180,373         180,373          180,373            180,373           180,373        180,373
         24 1/2             23 1/2         22 3/16           18 3/4           17 15/16                13         12 1/4
27 15/16-21 3/4     24 3/16-19 1/8  22 1/4-17 9/16  19 13/16-14 1/8     18 7/16-12 3/8  14 5/16-10 15/16  18 7/8-10 3/8
  1986
----------
1,635,486
----------
1,032,061
  387,227
      --
      --
    8,061
  100,931
----------
  107,206
      --
   25,558
----------
  132,764
==========
      .57
      --
      .71
  187,017
   40,930
     .260
    7,216
     .236
      6.6%
   31,254
   83,600
  122,508
  238,742
   74,452
1,262,332
  185,676
  727,941
     4.04
     18.2%
     13.5%
   10,210
  180,373
  12 5/16
 15-7 3/4

            NOTES TO THE ELEVEN-YEAR CONSOLIDATED FINANCIAL SUMMARY

(a) All amounts for years prior to 1988 have been restated for discontinued operations, where applicable. Operating Return on Average Stockholders' Equity and Operating Return on Average Invested Capital have been computed using Net Income, excluding the 1988 gain on disposal included in Discontinued Operations, the 1993 Net Cumulative Effect of Accounting Changes, and the after-tax impacts of the 1990 Restructuring Gain, Net, the 1993 Gain on Sale of the Investment Interest in Freia Marabou a.s (Freia), the 1994 Restructuring Charge, the net 1995 Restructuring Credit and the 1996 Loss on Sale of Businesses.

(b) All shares and per share amounts have been adjusted for the two-for-one stock split effective September 13, 1996.

(c) Calculated percent excludes the 1996 Loss on Sale of Businesses. Including the loss, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 6.8%.

(d) Calculated percent excludes the 1994 Restructuring Charge. Including the charge, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 5.1%.

(e) Calculated percent excludes the 1993 Gain on Sale of Investment Interest in Freia. Including the gain, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 8.5%.

(f) Amounts included a special dividend for 1990 of $11.2 million or $.075 per share of Common Stock and $2.1 million or $.0675 per share of Class B Common Stock.

(g) Calculated percent excludes the 1990 Restructuring Gain, Net. Including the gain, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 7.9%.

(h) Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share for 1996 included a $.23 per share loss on the sale of the Gubor and Sperlari businesses. Excluding the impact of this loss, Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share would have been $2.00.

(i) Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share for 1995 included a net $.01 per share credit associated with adjustments to accrued restructuring reserves. Excluding the impact of this net credit, Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share would have been $1.69.

(j) Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share for 1994 included a $.46 per share restructuring charge. Excluding the impact of this charge, Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share would have been $1.52.

(k) Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share for 1993 included a $.23 per share gain on the sale of the investment interest in Freia. Excluding the impact of this gain, Income Per Share from Continuing Operations Before Accounting Changes would have been $1.43.

(l) Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share for 1990 included an $.11 per share Restructuring Gain, Net. Excluding the impact of this gain, Income Per Share from Continuing Operations Before Accounting Changes and Net Income Per Share would have been $1.08.