Form 10-K, Exhibit 13
period 1997-12-31
HERSHEY FOODS CORP
filed 1998-03-16
CIK 47111

                                   APPENDIX A

 CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS


                                                                           PAGE
                                                                            ----
Management's Discussion and Analysis.......................................  A-1
Consolidated Financial Statements.......................................... A-12
Notes to Consolidated Financial Statements................................. A-16
Responsibility for Financial Statements.................................... A-32
Report of Independent Public Accountants................................... A-33
Eleven-Year Consolidated Financial Summary................................. A-34

                           HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

  The Corporation achieved record sales and income levels in 1997, following record sales in 1996. This performance was driven by strategic acquisitions and divestitures, which increased the focus on profitable North American confectionery operations, aggressive new product introductions in the confectionery and grocery categories, and growth in sales of traditional core confectionery and grocery brands.

  Net sales during the two-year period increased at a compound annual rate of 8%, while net income increased at a compound annual rate of 9%. The increase in net income over the period reflected the growth in sales, partially offset by a slightly lower gross margin and higher selling, marketing and administrative expenses.

  Hershey Chocolate U.S.A. increased the wholesale price of its standard bar line and king size bars by approximately eleven percent in December 1995. These products represented approximately 25% of the Corporation's 1995 sales. Price increases were intended to offset higher costs for raw materials and packaging, together with the cumulative impact of inflation on other costs since the last standard bar price increase in early 1991. Hershey Pasta Group implemented selected price increases in late 1995 in an effort to recover substantial increases in semolina costs.

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

  . December 1996--The sale to Huhtamaki of the outstanding shares of Gubor
    Holding GmbH (Gubor) and Sperlari, S.r.l. (Sperlari). Gubor manufactures and markets high-quality assorted pralines and seasonal chocolate products in Germany and Sperlari manufactures and markets various confectionery and grocery products in Italy. The sale resulted in an after-tax loss of $35.4 million, since no tax benefit associated with the transaction was recorded. Combined net sales for Gubor and Sperlari were $216.6 million and $222.0 million in 1996 and 1995, respectively.

  . January 1996--The sale of the assets of Hershey Canada, Inc.'s PLANTERS nut
    (Planters) business to Johnvince Foods Group and LIFE SAVERS and BREATH SAVERS hard candy and BEECH-NUT cough drops (Life Savers) business to Beta Brands Inc. Both transactions were part of a restructuring program announced by the Corporation in late 1994.

  . December 1995--The acquisition of Henry Heide, Incorporated, a confectionery company which manufactures a variety of non-chocolate confectionery products including JUJYFRUITS candy and WUNDERBEANS jellybeans.

  . June 1995--The sale of the outstanding shares of OZF Jamin to a management buyout group at OZF Jamin also as part of the restructuring program.

NET SALES

  Net sales rose $312.9 million in 1997 and $298.6 million in 1996, an increase of 8% in both years. The increase in 1997 was primarily due to incremental sales from the Leaf acquisition, increased sales of core confectionery items and the introduction of new confectionery products. These increases were offset somewhat by lower sales resulting from the divestiture of the Gubor and Sperlari businesses and a decline in sales of pasta and grocery products. The increase in 1996 was primarily due to incremental sales from new confectionery and grocery products, increased confectionery sales volume in the North American seasonal packaged candy line and in various international markets, selected confectionery selling price increases in the United States partially offset by related sales volume declines, and incremental sales from the acquisition of Henry Heide.

COSTS AND EXPENSES

  Cost of sales as a percent of net sales increased from 57.6% in 1995 to 57.7% in 1996, and to 57.9% in 1997. The decrease in gross margin in 1997 was primarily the result of the lower margin associated with the Leaf business and higher costs associated with certain new products and seasonal items, partially offset by lower costs for certain major raw materials, primarily milk and semolina, and the favorable impact of the Gubor and Sperlari divestitures. The decrease in gross margin in 1996 was principally the result of higher costs for certain major raw materials, primarily cocoa beans, milk, almonds and semolina and increased manufacturing labor and overhead rates, substantially offset by selected confectionery price increases, manufacturing efficiency improvements and the favorable impact of the OZF Jamin divestiture.

  Selling, marketing and administrative expenses increased by 5% in 1997, as a result of incremental expenses associated with the Leaf business and increased marketing expenses related to the introduction of new products, partially offset by decreases resulting from the Gubor and Sperlari divestitures and reduced marketing spending for existing brands. Selling, marketing and administrative costs increased by 7% in 1996 primarily due to a net increase in advertising and promotion expenses associated with the introduction of new products and higher selling expenses primarily related to international sales volume increases and new product introductions.

RESTRUCTURING ACTIVITIES

  During the third quarter of 1995, a pre-tax restructuring charge of $16.6 million was recorded in connection with a voluntary retirement program announced by the Corporation in August 1995. The charge was primarily related to the funding of retirement benefits for eligible employees who elected early retirement. The impact of this charge was more than offset by the partial reversal of $16.7 million of 1994 accrued restructuring reserves, resulting in an increase to income before income taxes of $151,000 and an increase to net income of $2.0 million as the tax benefit associated with the 1995 charge more than offset the tax provision associated with the reversal of 1994 restructuring reserves. The partial reversal of 1994 accrued restructuring reserves related to revised workforce reductions and relocation expenses along with a lower loss on the disposal of the Planters and Life Savers businesses. In 1996, $7.6 million of 1994 accrued restructuring reserves were utilized as the restructuring program was completed.

INTEREST EXPENSE, NET

  Net interest expense in 1997 was $28.2 million above prior year, primarily as a result of incremental borrowings associated with the Leaf acquisition and the purchase of Common Stock from the Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (Milton Hershey School Trust). Fixed interest expense increased as a result of the issuance of $150 million of 6.95% Notes due 2007 (6.95% Notes) in March 1997 and $150 million of 6.95% Notes due 2012 (Notes) and $250 million of 7.2% Debentures due 2027 (Debentures) in August 1997.

  Net interest expense increased $3.2 million in 1996 as higher fixed interest expense was only partially offset by reduced short-term interest expense. Increased fixed interest expense resulted from the issuance of $200 million of 6.7% Notes due 2005 (6.7% Notes) in the fourth quarter of 1995. Lower short-term interest expense resulted from lower average borrowing balances and reduced interest rates as compared to 1995.

PROVISION FOR INCOME TAXES

  The Corporation's effective income tax rate was 39.3%, 43.1%, and 39.5% in 1997, 1996 and 1995, respectively. The rate decreased in 1997 compared to 1996 primarily due to the lack of any tax benefit associated with the 1996 loss on disposal of businesses and the lower 1997 effective state income tax rate. The higher 1996 rate compared to 1995 was due primarily to the lack of any tax benefit associated with the 1996 loss on disposal of businesses.

NET INCOME

  Net income increased $63.1 million or 23% in 1997, following a decrease of $8.7 million or 3% in 1996. Excluding the loss on the disposal of the Gubor and Sperlari businesses in 1996 and the net after-tax effects of restructuring activities in 1995, 1997 income increased $27.7 million or 9% and 1996 income increased $28.6 million or 10%. Net income as a percent of net sales was 7.8% in 1997, 6.8% in 1996 and 7.6% in 1995. Income as a percent of net sales excluding the loss on the sale of the Gubor and Sperlari businesses was 7.7% in 1996.

FINANCIAL POSITION

  The Corporation's financial position remained strong during 1997. The capitalization ratio (total short-term and long-term debt as a percent of stockholders' equity, short-term and long-term debt) was 60% as of December 31, 1997, and 46% as of December 31, 1996. The higher capitalization ratio in 1997 primarily reflected the additional borrowings to finance the purchase of Common Stock and the related decrease in stockholders' equity as a result of the additional Treasury Stock. The ratio of current assets to current liabilities was 1.3:1 as of December 31, 1997, and 1.2:1 as of December 31, 1996.

ASSETS

  Total assets increased $106.4 million or 3% as of December 31, 1997, primarily as a result of increases in accounts receivable, property, plant and equipment, inventories and other non-current assets.

  Current assets increased by $48.6 million or 5% reflecting increased accounts receivable and higher inventories, partially offset by a decrease in prepaid expenses and other current assets. The increase in accounts receivable was primarily the result of higher sales in December and the increase in inventories reflected higher raw material and finished goods inventory levels. The decrease in prepaid expenses and other current assets was principally associated with commodities transactions.

  The $46.3 million net increase in property, plant and equipment principally reflected capital additions of $172.9 million, partially offset by depreciation expense of $135.0 million. The increase in other non-current assets was associated with the capitalization of software in 1997.

LIABILITIES

  Total liabilities increased by $414.7 million or 20% as of December 31, 1997, primarily due to an increase in long-term debt. The increase in long-term debt of $373.8 million reflected the long-term debt issued during the year to repay a portion of the commercial paper borrowings associated with the Leaf acquisition and the repurchase of Common Stock from the Milton Hershey School Trust. As of December 31, 1997 and 1996, respectively, $150.0 million and $300.0 million of commercial paper borrowings were reclassified as long-term debt in accordance with the Corporation's intent and ability to refinance such obligations on a long-term basis. In addition, deferred taxes increased by $43.1 million primarily reflecting adjustments to the preliminary acquisition accounting for Leaf.

STOCKHOLDERS' EQUITY

  Total stockholders' equity declined by 27% in 1997, as increased Treasury Stock from the repurchase of Common Stock and dividends paid exceeded net income. Total stockholders' equity has increased at a compound annual rate of less than 1% over the past ten years reflecting the $1.3 billion of Common Stock repurchased since 1993.

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

  Over the past three years, cash requirements for share repurchases, capital additions, business acquisitions and dividend payments exceeded cash provided from operating activities and proceeds from business divestitures by $784.2 million. Total debt, including debt assumed, increased during the period by $804.7 million. Cash and cash equivalents increased by $27.5 million during the period.

  The Corporation anticipates that capital expenditures will be in the range of $175 million to $200 million per annum during the next several years as a result of continued modernization of existing facilities and capacity expansion to support new products and line extensions. As of December 31, 1997, the Corporation's principal capital commitments included manufacturing capacity expansion and modernization.

  In late 1996, the Corporation approved a project to implement an enterprise-wide integrated information system to replace most of the transaction systems and applications currently supporting operations of the Corporation. Total commitments for this system are expected to be in the range of $75 million to $85 million. This system is Year 2000 compliant and will replace a large portion of the Corporation's legacy information systems. Legacy systems not being replaced by the new integrated information system are being upgraded to be Year 2000 compliant and the costs are not expected to be material to the Corporation's business, operations, or financial condition. Progress toward compliance with Year 2000 issues by the Corporation's major business partners and suppliers is being reviewed for the most significant operations and business activities. The extent of Year 2000 compliance efforts by major partners and suppliers and the possible effect on the Corporation's business of their failure to comply cannot be reliably determined and estimated at this time. The remediation of Year 2000 issues involving the Corporation's information systems is expected to be completed in time to prevent any material adverse consequences to the Corporation's business, operations or financial condition.

  In August 1996, the Corporation's Board of Directors declared a two-for-one split of the Common Stock and Class B Stock effective September 13, 1996, to stockholders of record August 23, 1996. The split was effected as a stock dividend by distributing one additional share for each share held. Unless otherwise indicated, all shares and per share information have been restated to reflect the stock split.

  Under share repurchase programs which began in 1993, a total of 9,546,030 shares of Common Stock have been repurchased for approximately $271.4 million. Of the shares repurchased, 528,000 shares were retired and the remaining 9,018,030 shares were held as Treasury Stock as of December 31, 1997.

  In August 1995, the Corporation purchased 18,099,546 shares (9,049,773 shares on a pre-split basis) of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $500.0 million. In August 1997, the Corporation purchased an additional 9,900,990 shares of its Common Stock from the Milton Hershey School Trust for $500.0 million. As of December 31, 1997, a total of 37,018,566 shares were held as Treasury Stock and $128.6 million remained available for repurchases of Common Stock under a program approved by the Corporation's Board of Directors in February 1996.

  In October 1995, the Corporation issued $200 million of 6.7% Notes under Form S-3 Registration Statements which were declared effective in June 1990 and November 1993. In March 1997, the Corporation issued $150 million of 6.95% Notes under the November 1993 Form S-3 Registration Statement. Proceeds from the debt issuance were used to repay a portion of the commercial paper borrowings associated with the Leaf acquisition.

  In August 1997, the Corporation filed another Form S-3 Registration Statement under which it could offer, on a delayed or continuous basis, up to $500 million of additional debt securities. Also in August 1997, the Corporation issued $150 million of Notes and $250 million of Debentures under the November 1993 and August 1997 Registration Statements. Proceeds from the debt issuance were used to repay a portion of the short-term borrowings associated with the purchase of Common Stock from the Milton Hershey School Trust. As of December 31, 1997, $250 million of debt securities remained available for issuance under the August 1997 Registration Statement. Proceeds from any offering of the $250 million of debt securities available under the shelf registration may be used for general corporate requirements which include reducing existing commercial paper borrowings, financing capital additions, and funding future business acquisitions and working capital requirements.

  In December 1995, the Corporation entered into committed credit facility agreements with a syndicate of banks under which it could borrow up to $600 million with options to increase borrowings by $1.0 billion with the concurrence of the banks. Lines of credit previously maintained by the Corporation were significantly reduced when the credit facility agreements became effective. Of the total committed credit facility, $200 million is for a renewable 364-day term and $400 million is effective for a five-year term. Both the short-term and long-term committed credit facility agreements were amended and renewed effective December 12, 1997. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions. The Corporation also had lines of credit with domestic and international commercial banks of $20.7 million as of December 31, 1997.

CASH FLOW ACTIVITIES

  Cash provided from operating activities totaled $1.4 billion during the past three years. Over this period, cash used by or provided from accounts receivable and inventories has tended to fluctuate as a result of sales during December and inventory management practices. The change in cash required for or provided from other assets and liabilities between the years was primarily related to commodities transactions, the timing of payments for accrued liabilities, including income taxes, capitalized software, variations in the funding status of pension plans, and, in 1995, restructuring expenses.

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

  Financing activities included debt borrowings and repayments, payment of dividends, the exercise of stock options, incentive plan transactions and the repurchase of Common Stock. During the past three years, short-term borrowings in the form of commercial paper or bank borrowings were used to fund seasonal working capital requirements, business acquisitions, share repurchase programs and purchases of Common Stock from the Milton Hershey School Trust. The proceeds from the issuance of $200 million of 6.7% Notes in October 1995, $150 million of 6.95% Notes in March 1997 and $150 million of Notes and $250 million of Debentures in August 1997 were used to reduce short-term borrowings. During the past three years, a total of 30,644,288 shares of Common Stock has been repurchased for approximately $1.1 billion. Cash requirements for incentive plan transactions were $102.6 million during the past three years, partially offset by cash received from the exercise of stock options of $51.6 million.

ACCOUNTING POLICIES AND MARKET RISKS ASSOCIATED WITH DERIVATIVE INSTRUMENTS

  The Corporation utilizes certain derivative instruments, including interest rate swaps, foreign currency forward exchange contracts and commodity futures and options contracts, to manage interest rate, currency exchange rate and commodity market price risk exposures. The interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. Commodity futures and options contracts are entered into for varying periods and are intended and effective as hedges of anticipated raw material purchases. The Corporation does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features. In entering into these contracts, the Corporation has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any losses as a result of counterparty defaults.

  The information below summarizes the Corporation's market risks associated with long-term debt and derivative instruments outstanding as of December 31, 1997. This information should be read in conjunction with Note 1, Note 5, Note 7, and Note 8 to the Consolidated Financial Statements.

LONG-TERM DEBT

  The table below presents the principal cash flows and related interest rates by maturity date for long-term debt as of December 31, 1997. The table does not include $150.0 million of commercial paper borrowings classified as long-term debt as of December 31, 1997, in accordance with the Corporation's intent and ability to refinance such obligations on a long-term basis. Generally, commercial paper borrowings have an original maturity of three months or less. The fair value of long-term debt was determined based upon quoted market prices for the same or similar debt issues.

                                    MATURITY DATE
                   -----------------------------------------------
                     (IN THOUSANDS OF DOLLARS EXCEPT FOR RATES)
                                                  THERE-             FAIR
                    1998   1999  2000  2001 2002  AFTER    TOTAL    VALUE
                   ------- ---- ------ ---- ---- -------- -------- --------
   Long-term Debt  $25,095 $192 $2,199 $203 $194 $876,348 $904,231 $961,011
    Fixed Rate        8.9% 2.0%   6.4% 2.0% 2.0%     7.1%     7.2%

INTEREST RATE SWAPS

  In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swap agreements to effectively convert a portion of its floating rate debt, principally commercial paper borrowings or bank loans with an original maturity of three months or less, to fixed rate debt. As of December 31, 1997 and 1996, the Corporation had agreements outstanding with an aggregate notional amount of $150.0 million and $125.0 million with maturities through September 1999 and October 1997, respectively. As of December 31, 1997 and 1996, interest rates payable were at weighted average fixed rates of 6.3% and 5.8%, respectively, and interest rates receivable were floating based on 30- day commercial paper composite rates which were 5.7% and 5.5% as of December 31, 1997 and 1996, respectively. Any interest rate differential on interest rate swaps is recognized as an adjustment to interest expense over the term of each agreement. The Corporation's risk related to swap agreements is limited to the cost of replacing such agreements at prevailing market rates. The potential loss in fair value of interest rate swaps resulting from a hypothetical near-term adverse change in market rates of ten percent was not material as of December 31, 1997.

FOREIGN EXCHANGE CONTRACTS

  The Corporation enters into foreign exchange forward contracts to hedge transactions primarily related to firm commitments to purchase equipment, certain raw materials and finished goods denominated in foreign currencies, and to hedge payment of intercompany transactions with its non-domestic subsidiaries. These contracts reduce currency risk from exchange rate movements.

  Foreign exchange forward contracts are intended and effective as hedges of firm, identifiable, foreign currency commitments. In accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation," these contracts meet the conditions for hedge accounting treatment and accordingly, gains and losses are deferred and accounted for as part of the underlying transactions. Gains and losses on terminated derivatives designated as hedges are accounted for as part of the originally hedged transaction. Gains and losses on derivatives designated as hedges of items which mature, are sold or terminated, are recorded currently in income.

  As of December 31, 1997, the Corporation had foreign exchange forward contracts maturing in 1998 and 1999 to purchase $19.2 million in foreign currency, primarily British sterling, and to sell $16.7 million in foreign currency, primarily Japanese yen and Canadian dollars, at contracted forward rates.

  As of December 31, 1996, the Corporation had foreign exchange forward contracts maturing in 1997 and 1998 to purchase $25.0 million in foreign currency, primarily British sterling and German marks, and to sell $24.6 million in foreign currency, primarily Canadian dollars and Japanese yen, at contracted forward rates.

  The fair value of foreign exchange forward contracts was estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences. As of December 31, 1997 and 1996, the fair value of foreign exchange forward contracts approximated the contract value. The potential loss in fair value of foreign exchange forward contracts resulting from a hypothetical near-term adverse change in market rates of ten percent was not material as of December 31, 1997.

FOREIGN EXCHANGE OPTIONS

  To hedge foreign currency exposure related to firm commitments to purchase equipment and anticipated transactions associated with the purchase of certain raw materials and finished goods generally covering 3 to 24 months, the Corporation, from time to time, also purchases foreign exchange options which permit, but do not require, the Corporation to exchange foreign currencies at a future date with another party at a contracted exchange rate. Foreign exchange options are intended and effective as hedges of anticipated transactions. Accordingly, gains and losses are deferred and accounted for as part of the underlying transactions. Gains and losses on options designated as hedges of anticipated transactions which are no longer likely to occur are recorded currently in income.

  As of December 31, 1997, the Corporation had purchased foreign exchange options of $3.6 million maturing in 1998, related to Swiss francs. No foreign exchange options were outstanding as of December 31, 1996. The fair value of foreign exchange options is estimated using active market quotations. As of December 31, 1997, the fair value of foreign exchange options approximated the contract value. The potential loss in fair value of foreign exchange options contracts resulting from a hypothetical near-term adverse change in market rates of ten percent was not material as of December 31, 1997.

COMMODITY PRICE RISK MANAGEMENT

  The Corporation's most significant raw materials include cocoa, sugar, milk, peanuts, flour and almonds. The Corporation attempts to minimize the effect of future price fluctuations related to the purchase of these raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 3 to 24 months. With regard to cocoa, sugar, corn sweeteners and natural gas, price risks are also managed by entering into futures and options contracts. At the present time, active futures and options contracts are not available for use in pricing the Corporation's other major raw materials. Futures contracts are used in combination with forward purchasing of cocoa, sugar, corn sweetener and natural gas requirements principally to take advantage of market fluctuations which provide more favorable pricing opportunities and to increase diversity or flexibility in sourcing these raw materials and energy requirements. The Corporation's commodity procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

  The cost of cocoa beans and the prices for the related commodity futures contracts historically have been subject to wide fluctuations attributable to a variety of factors, including the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates and speculative influences. Cocoa prices have been rising since 1992 due to cocoa demand exceeding production. During 1998, any problems with the development of the West African crop to be harvested beginning in the fall could again result in demand exceeding production, leading to possible additional cocoa futures price increases. The Corporation's costs during 1998 will not necessarily reflect market price fluctuations because of its forward purchasing practices, premiums and discounts reflective of relative values, varying delivery times, and supply and demand for specific varieties and grades of cocoa beans.

COMMODITIES FUTURES AND OPTIONS CONTRACTS

  In connection with the purchasing of cocoa, sugar, corn sweeteners and natural gas for anticipated manufacturing requirements, the Corporation enters into commodities futures and options contracts as deemed appropriate to reduce the effect of price fluctuations. In accordance with Statement of Financial Accounting Standards No. 80 "Accounting for Futures Contracts," these futures and options contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost. Gains and losses on futures and options designated as hedges of anticipated purchases which are no longer likely to occur are recorded currently in income.

  Exchange traded futures contracts are used to fix the price of physical forward purchase contracts. Cash transfers reflecting changes in the value of futures contracts are made on a daily basis and are included in other current assets or accrued liabilities on the consolidated balance sheets. Such cash transfers will be offset by higher or lower cash requirements for payment of invoice prices of raw materials and energy requirements in the future. Futures being held in excess of the amount required to fix the price of unpriced physical forward contracts are intended and effective as hedges of anticipated purchases.

  The following sensitivity analysis reflects the market risk of the Corporation to a hypothetical adverse market price movement of ten percent, based on the Corporation's net commodity positions at four dates spaced equally throughout the year. The Corporation's net commodity positions consist of the excess of futures contracts held over unpriced physical forward contracts for the same commodities, relating to cocoa, sugar, corn sweeteners and natural gas. Inventories, priced forward contracts and estimated anticipated purchases not yet contracted for were not included in the sensitivity analysis calculations. A loss is defined, for purposes of determining market risk, as the potential decrease in fair value or the opportunity cost resulting from the hypothetical adverse price movement. The fair values of net commodity positions were based upon quoted market prices or estimated future prices including estimated carrying costs corresponding with the future delivery period.

                                              MARKET RISK
                            FAIR VALUE (HYPOTHETICAL 10% CHANGE)
                            ------------------------------------
                                  (IN MILLIONS OF DOLLARS)
   Highest long position      $210.8             $21.1
   Lowest long position         39.6               4.0
   Average position (long)      96.2               9.6

  Sensitivity analysis disclosures represent forward-looking statements which are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. The important factors that could affect the sensitivity analysis disclosures include significant increases or decreases in market prices reflecting fluctuations attributable to the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates, political unrest in producing countries and speculative influences in addition to changes in the Corporation's hedging strategies.

MARKET PRICES AND DIVIDENDS

  Cash dividends paid on the Corporation's Common Stock and Class B Stock were $121.5 million in 1997 and $114.8 million in 1996. The annual dividend rate on the Common Stock was $.88 per share, an increase of 10% over the 1996 rate of $.80 per share. The 1997 dividend represented the 23rd consecutive year of Common Stock dividend increases.

  On February 3, 1998, the Corporation's Board of Directors declared a quarterly dividend of $.22 per share of Common Stock payable on March 13, 1998, to stockholders of record as of February 24, 1998. It is the Corporation's 273rd consecutive Common Stock dividend. A quarterly dividend of $.20 per share of Class B Stock also was declared.

  Hershey Foods Corporation's Common Stock is listed and traded principally on the New York Stock Exchange (NYSE) under the ticker symbol "HSY." Approximately
74.8 million shares of the Corporation's Common Stock were traded during 1997. The Class B Stock is not publicly traded.

  The closing price of the Common Stock on December 31, 1997, was $61 15/16. There were 44,602 stockholders of record of the Common Stock and the Class B Stock as of December 31, 1997.

  The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:

                                    DIVIDENDS PAID    COMMON STOCK
                                      PER SHARE       PRICE RANGE*
                                    -------------- -------------------
                                    COMMON CLASS B
                                    STOCK   STOCK    HIGH       LOW
                                    ------ ------- --------- ---------
1997
  1st Quarter                       $.200  $.1800  $52 7/8   $42 1/8
  2nd Quarter                        .200   .1800   58 5/8    48 3/8
  3rd Quarter                        .220   .2000   59 15/16  51 7/8
  4th Quarter                        .220   .2000   63 7/8    50 5/8
                                    -----  ------
    Total                           $.840  $.7600
                                    =====  ======
1996
  1st Quarter                       $.180  $.1625  $40 5/8   $31 15/16
  2nd Quarter                        .180   .1625   38 15/16  34 7/8
  3rd Quarter                        .200   .1800   51 3/4    35
  4th Quarter                        .200   .1800   51 3/4    43 1/2
                                    -----  ------
    Total                           $.760  $.6850
                                    =====  ======

--------
*NYSE-Composite Quotations for Common Stock by calendar quarter.

RETURN MEASURES

OPERATING RETURN ON AVERAGE STOCKHOLDERS' EQUITY

  The Corporation's operating return on average stockholders' equity was 33.4% in 1997. Over the most recent five-year period, the return has ranged from 17.8% in 1993 to 33.4% in 1997. For the purpose of calculating operating return on average stockholders' equity, earnings is defined as net income, excluding the catch-up adjustments for accounting changes and the after-tax gain on the sale of the investment in Freia Marabou a.s (Freia) in 1993, the after-tax restructuring activities in 1994 and 1995 and the after-tax loss on the disposal of businesses in 1996.

OPERATING RETURN ON AVERAGE INVESTED CAPITAL

  The Corporation's operating return on average invested capital was 17.5% in 1997. Over the most recent five-year period, the return has ranged from 15.0% in 1993 to 17.8% in 1996. Average invested capital consists of the annual average of beginning and ending balances of long-term debt, deferred income taxes and stockholders' equity. For the purpose of calculating operating return on average invested capital, earnings is defined as net income, excluding the sale of the investment in Freia, the catch-up adjustments for accounting changes, the after-tax restructuring activities in 1994 and 1995, the after-tax loss on disposal of businesses in 1996, and the after-tax effect of interest on long-term debt.

SAFE HARBOR STATEMENT

  The nature of the Corporation's operations and the environment in which it operates subject it to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Corporation notes the following factors which, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. Forward looking statements contained in this document include, but are not limited to Year 2000 issues (particularly with regard to the Corporation's business partners and suppliers), the impact of the use of derivative instruments, the amount of future capital expenditures and the possible uses of proceeds from any future borrowings under the Corporation's currently effective credit facility or 1997 Registration Statement. Factors which could cause results to differ include, but are not limited to: changes in the confectionery and pasta business environment, including actions of competitors and changes in consumer preferences; changes in governmental laws and regulations, including income taxes; market demand for new and existing products; and raw material pricing.

                           HERSHEY FOODS CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,                     1997       1996       1995
-----------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS
NET SALES                                         $4,302,236 $3,989,308 $3,690,667
                                                  ---------- ---------- ----------
COSTS AND EXPENSES:
  Cost of sales                                    2,488,896  2,302,089  2,126,274
  Selling, marketing and administrative            1,183,130  1,124,087  1,053,758
  Restructuring (credit)                                 --         --        (151)
  Loss on disposal of businesses                         --      35,352        --
                                                  ---------- ---------- ----------
    Total costs and expenses                       3,672,026  3,461,528  3,179,881
                                                  ---------- ---------- ----------
INCOME BEFORE INTEREST AND INCOME TAXES              630,210    527,780    510,786
  Interest expense, net                               76,255     48,043     44,833
                                                  ---------- ---------- ----------
INCOME BEFORE INCOME TAXES                           553,955    479,737    465,953
  Provision for income taxes                         217,704    206,551    184,034
                                                  ---------- ---------- ----------
NET INCOME                                        $  336,251 $  273,186 $  281,919
                                                  ========== ========== ==========
NET INCOME PER SHARE--BASIC                       $     2.25 $     1.77 $     1.70
                                                  ========== ========== ==========
NET INCOME PER SHARE--DILUTED                     $     2.23 $     1.75 $     1.69
                                                  ========== ========== ==========
CASH DIVIDENDS PAID PER SHARE:
  Common Stock                                    $     .840 $     .760 $     .685
  Class B Common Stock                                  .760       .685       .620

The notes to consolidated financial statements are an integral part of these statements.

                           HERSHEY FOODS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

DECEMBER 31,                                               1997        1996
-------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                             $   54,237  $   61,422
  Accounts receivable--trade                               360,831     294,606
  Inventories                                              505,525     474,978
  Deferred income taxes                                     84,024      94,464
  Prepaid expenses and other                                30,197      60,759
                                                        ----------  ----------
    Total current assets                                 1,034,814     986,229
PROPERTY, PLANT AND EQUIPMENT, NET                       1,648,237   1,601,895
INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS           551,849     565,962
OTHER ASSETS                                                56,336      30,710
                                                        ----------  ----------
  Total assets                                          $3,291,236  $3,184,796
                                                        ==========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                      $  146,932  $  134,213
  Accrued liabilities                                      371,545     357,828
  Accrued income taxes                                      19,692      10,254
  Short-term debt                                          232,451     299,469
  Current portion of long-term debt                         25,095      15,510
                                                        ----------  ----------
    Total current liabilities                              795,715     817,274
LONG-TERM DEBT                                           1,029,136     655,289
OTHER LONG-TERM LIABILITIES                                346,500     327,209
DEFERRED INCOME TAXES                                      267,079     224,003
                                                        ----------  ----------
    Total liabilities                                    2,438,430   2,023,775
                                                        ----------  ----------
STOCKHOLDERS' EQUITY:
  Preferred Stock, shares issued: none in 1997 and 1996        --          --
  Common Stock, shares issued: 149,484,964 in 1997 and
   149,471,964 in 1996                                     149,485     149,472
  Class B Common Stock, shares issued: 30,465,908 in
   1997 and 30,478,908 in 1996                              30,465      30,478
  Additional paid-in capital                                33,852      42,432
  Cumulative foreign currency translation adjustments      (42,243)    (32,875)
  Unearned ESOP compensation                               (28,741)    (31,935)
  Retained earnings                                      1,977,849   1,763,144
  Treasury--Common Stock shares, at cost: 37,018,566 in
   1997 and 27,009,316 in 1996                          (1,267,861)   (759,695)
                                                        ----------  ----------
    Total stockholders' equity                             852,806   1,161,021
                                                        ----------  ----------
    Total liabilities and stockholders' equity          $3,291,236  $3,184,796
                                                        ==========  ==========

The notes to consolidated financial statements are an integral part of these balance sheets.

                           HERSHEY FOODS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,                1997       1996       1995
------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
CASH FLOWS PROVIDED FROM (USED BY)
 OPERATING ACTIVITIES
  Net income                                  $ 336,251  $ 273,186  $ 281,919
  Adjustments to reconcile net income to net
   cash provided from operations:
    Depreciation and amortization               152,750    133,476    133,884
    Deferred income taxes                        16,915     22,863     26,380
    Restructuring (credit)                          --         --        (151)
    Loss on disposal of businesses                  --      35,352        --
    Changes in assets and liabilities, net of
     effects from business acquisitions and
     divestitures:
     Accounts receivable--trade                 (68,479)     5,159      1,666
     Inventories                                (33,538)   (41,038)    28,147
     Accounts payable                            12,967     14,032     14,767
     Other assets and liabilities                55,974     15,120    (11,297)
    Other, net                                    4,018      5,593     19,614
                                              ---------  ---------  ---------
Net Cash Provided from Operating Activities     476,858    463,743    494,929
                                              ---------  ---------  ---------
CASH FLOWS PROVIDED FROM (USED BY)
 INVESTING ACTIVITIES
  Capital additions                            (172,939)  (159,433)  (140,626)
  Business acquisitions                             --    (437,195)   (12,500)
  Proceeds from divestitures                        --     149,222        --
  Other, net                                     21,368      9,333      8,720
                                              ---------  ---------  ---------
Net Cash (Used by) Investing Activities        (151,571)  (438,073)  (144,406)
                                              ---------  ---------  ---------
CASH FLOWS PROVIDED FROM (USED BY)
 FINANCING ACTIVITIES
  Net change in short-term borrowings
   partially classified as long-term debt      (217,018)   210,929    103,530
  Long-term borrowings                          550,000        --     202,448
  Repayment of long-term debt                   (15,588)    (3,103)    (7,887)
  Cash dividends paid                          (121,546)  (114,763)  (110,090)
  Exercise of stock options                      14,397     22,049     15,106
  Incentive plan transactions                   (35,063)   (45,634)   (21,903)
  Repurchase of Common Stock                   (507,654)   (66,072)  (526,119)
                                              ---------  ---------  ---------
Net Cash (Used by) Provided from Financing
 Activities                                    (332,472)     3,406   (344,915)
                                              ---------  ---------  ---------
Increase (Decrease) in Cash and Cash
 Equivalents                                     (7,185)    29,076      5,608
Cash and Cash Equivalents as of January 1        61,422     32,346     26,738
                                              ---------  ---------  ---------
Cash and Cash Equivalents as of December 31   $  54,237  $  61,422  $  32,346
                                              =========  =========  =========
Interest Paid                                 $  64,937  $  52,143  $  43,731
Income Taxes Paid                               181,377    180,347    148,629

The notes to consolidated financial statements are an integral part of these statements.

                           HERSHEY FOODS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                  CUMULATIVE
                                                                    FOREIGN
                                             CLASS B   ADDITIONAL  CURRENCY     UNEARNED                  TREASURY   TOTAL
                         PREFERRED  COMMON    COMMON    PAID-IN   TRANSLATION     ESOP      RETAINED       COMMON    STOCKHOLDERS
                           STOCK     STOCK    STOCK     CAPITAL   ADJUSTMENTS COMPENSATION  EARNINGS       STOCK     EQUITY
--------------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
BALANCE AS OF
JANUARY 1, 1995            $ --    $  74,679 $ 15,243   $ 49,880   $ (24,537)  $ (38,321)  $ 1,522,867  $   (158,711) $ 1,441,100
Net income                                                                                     281,919                    281,919
Dividends:
 Common Stock,
 $.685 per share                                                                               (91,190)                   (91,190)
Class B Common
 Stock, $.62 per
 share                                                                                         (18,900)                   (18,900)
Foreign currency
translation
adjustments                                                           (4,703)                                              (4,703)
Conversion of
Class B Common
Stock
 into Common
 Stock                                     2       (2)                                                                        --
Incentive plan
transactions                                                (180)                                                            (180)
Exercise of
stock options                             53              (2,456)                                               (246)      (2,649)
Employee stock
ownership trust
transactions                                                 488                   3,193                                    3,681
Repurchase of
Common Stock                                                                                                (526,119)    (526,119)
                           -----   --------- --------   --------   ---------   ---------   -----------  ------------    ----------
BALANCE AS OF
DECEMBER 31,
1995                         --       74,734   15,241     47,732     (29,240)    (35,128)    1,694,696      (685,076)   1,082,959
Net income                                                                                     273,186                    273,186
Dividends:
 Common Stock,
 $.76 per share                                                                                (93,884)                   (93,884)
 Class B Common
 Stock, $.685
 per share                                                                                     (20,879)                   (20,879)
Foreign currency
translation
adjustments                                                           (3,635)                                              (3,635)
Two-for-one
stock split                           74,736   15,239                                          (89,975)                       --
Conversion of
Class B Common
Stock
 into Common
 Stock                                     2       (2)                                                                        --
Incentive plan
transactions                                                (426)                                                            (426)
Exercise of
stock options                                             (5,391)                                             (8,547)     (13,938)
Employee stock
ownership trust
transactions                                                 517                   3,193                                    3,710
Repurchase of
Common Stock                                                                                                 (66,072)     (66,072)
                           -----   --------- --------   --------   ---------   ---------   -----------  ------------    ----------
BALANCE AS OF
DECEMBER 31,
1996                         --      149,472   30,478     42,432     (32,875)    (31,935)    1,763,144      (759,695)   1,161,021
Net income                                                                                     336,251                    336,251
Dividends:
 Common Stock,
 $.84 per share                                                                                (98,390)                   (98,390)
 Class B Common
 Stock, $.76 per
 share                                                                                         (23,156)                   (23,156)
Foreign currency
translation
adjustments                                                           (9,368)                                              (9,368)
Conversion of
Class B Common
Stock
 into Common
 Stock                                    13      (13)                                                                        --
Incentive plan
transactions                                                (879)                                                            (879)
Exercise of
stock options                                             (8,200)                                               (512)      (8,712)
Employee stock
ownership trust
transactions                                                 499                   3,194                                    3,693
Repurchase of
Common Stock                                                                                                (507,654)    (507,654)
                           -----   --------- --------   --------   ---------   ---------   -----------  ------------    ----------
BALANCE AS OF
DECEMBER 31,
1997                       $ --    $ 149,485 $ 30,465   $ 33,852   $ (42,243)  $ (28,741)  $ 1,977,849  $ (1,267,861) $   852,806
                           =====   ========= ========   ========   =========   =========   ===========  ============    ==========

---------------------------------------------------------------------------------------------------------------------------------


The notes to consolidated financial statements are an integral part of these statements.

                           HERSHEY FOODS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Significant accounting policies employed by the Corporation are discussed below and in other notes to the consolidated financial statements. Certain reclassifications have been made to prior year amounts to conform to the 1997 presentation. Unless otherwise indicated, all shares and per share information have been restated for the two-for-one stock split effective September 13, 1996.

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

COMMODITIES FUTURES AND OPTIONS CONTRACTS

  In connection with the purchasing of cocoa, sugar, corn sweeteners and natural gas for anticipated manufacturing requirements, the Corporation enters into commodities futures and options contracts as deemed appropriate to reduce the effect of price fluctuations. In accordance with Statement of Financial Accounting Standards No. 80 "Accounting for Futures Contracts," these futures and options contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are stated at cost. Depreciation of buildings, machinery and equipment is computed using the straight-line method over the estimated useful lives.

INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

  Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of businesses acquired (goodwill). Goodwill was $527.6 million and $539.9 million as of December 31, 1997 and 1996, respectively. Goodwill is amortized on a straight-line basis over 40 years. Other intangible assets are amortized on a straight-line basis over the estimated useful lives. The Corporation periodically evaluates whether events or circumstances have occurred indicating that the carrying amount of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Corporation uses an estimate of the acquired business' undiscounted future cash flows compared to the related carrying amount of net assets, including goodwill, to determine if an impairment loss should be recognized.

  Accumulated amortization of intangible assets resulting from business acquisitions was $116.5 million and $100.0 million as of December 31, 1997 and 1996, respectively.

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

LICENSE AGREEMENTS

  The Corporation has entered into license agreements under which it has access to certain trademarks and proprietary technology, and manufactures and/or markets and distributes certain products. The rights under these agreements are extendible on a long-term basis at the Corporation's option subject to certain conditions, including minimum sales levels, which the Corporation has met. License fees and royalties, payable under the terms of the agreements, are expensed as incurred.

RESEARCH AND DEVELOPMENT

  The Corporation expenses research and development costs as incurred. Research and development expense was $27.5 million, $26.1 million and $26.2 million in 1997, 1996 and 1995, respectively.

ADVERTISING

  The Corporation expenses advertising costs as incurred. Advertising expense was $202.4 million, $174.2 million and $159.2 million in 1997, 1996 and 1995, respectively. Prepaid advertising as of December 31, 1997 and 1996, was $2.0 million and $2.2 million, respectively.

COMPUTER SOFTWARE

  In 1997, the Corporation began capitalizing certain costs of computer software developed or obtained for internal use. The amount capitalized as of December 31, 1997, was $29.1 million. If such costs were capitalized in prior years, the effect would not have been material. Software assets are classified as other non-current assets and will be amortized over periods up to five years.

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

  In accordance with the purchase method of accounting, the purchase prices of the acquisitions summarized above were allocated on a preliminary basis to the underlying assets and liabilities at the date of acquisition based on their estimated respective fair values, which were revised and finalized by the anniversary date of each acquisition. Total liabilities assumed, including debt, were $138.0 million in 1996 and $10.6 million in 1995. Results subsequent to the dates of acquisition are included in the consolidated financial statements.

  Had the acquisition of Leaf occurred at the beginning of 1996, pro forma consolidated results would have been as follows:

     FOR THE YEAR ENDED DECEMBER
     31,                               1996
    -------------------------------------------
     IN THOUSANDS OF DOLLARS
     EXCEPT PER SHARE AMOUNTS       (unaudited)
     Net sales                      $4,473,950
     Net income                        234,000
     Net income per share --Basic         1.52
     Net income per share--Diluted        1.50

  The pro forma results are based on historical financial information provided by Huhtamaki, including a business restructuring charge recorded by Huhtamaki in 1996, and adjusted to give effect to certain costs and expenses, including fees under the trademark and technology license agreement, goodwill amortization, interest expense and income taxes which would have been incurred by the Corporation if it had owned and operated the Leaf confectionery business throughout 1996. These results are not necessarily reflective of the actual results which would have occurred if the acquisition had been completed at the beginning of 1996, nor are they necessarily indicative of future combined financial results.

  In December 1996, the Corporation completed the sale to Huhtamaki of the outstanding shares of Gubor Holding GmbH (Gubor) and Sperlari, S.r.l. (Sperlari). Gubor manufactures and markets high-quality assorted pralines and seasonal chocolate products in Germany and Sperlari manufactures and markets various confectionery and grocery products in Italy. The total proceeds from the sale of the Gubor and Sperlari businesses were $121.7 million. The transaction resulted in an after-tax loss of $35.4 million since no tax benefit associated with the transaction was recorded. Combined net sales for Gubor and Sperlari were $216.6 million and $222.0 million in 1996 and 1995, respectively. The sale of Gubor and Sperlari allowed the Corporation to place additional focus on its North American markets and improve financial returns.

  In January 1996, the Corporation completed the sale of the assets of Hershey Canada, Inc.'s PLANTERS nut (Planters) business to Johnvince Foods Group and LIFE SAVERS and BREATH SAVERS hard candy and BEECH-NUT cough drops (Life Savers) business to Beta Brands Inc. Both transactions were part of a restructuring program announced by the Corporation in late 1994.

  In June 1995, the Corporation completed the sale of the outstanding shares of Overspecht B.V. (OZF Jamin) to a management buyout group at OZF Jamin, as part of the Corporation's restructuring program. OZF Jamin manufactures chocolate and non-chocolate confectionery products, cookies, biscuits and ice cream for distribution primarily to customers in the Netherlands and Belgium.

3. RESTRUCTURING ACTIVITIES

  In the fourth quarter of 1994, the Corporation recorded a pre-tax restructuring charge of $106.1 million, following a comprehensive review of domestic and foreign operations designed to enhance performance of operating assets by lowering operating and administrative costs, eliminating underperforming assets and streamlining the overall decision-making process. As of December 31, 1995, $81.8 million of restructuring reserves had been utilized and $16.7 million had been reversed to reflect revisions and changes in estimates to the original restructuring program. Such changes related to revised workforce reductions and a lower loss on the sale of the Planters and Life Savers businesses. Operating cash flows were used to fund cash requirements which represented approximately 25% of the total reserves utilized. The non-cash portion of restructuring reserve utilization was associated primarily with the divestiture of foreign businesses and the discontinuation of certain product lines. The remaining $7.6 million of accrued restructuring reserves as of December 31, 1995, were utilized during 1996 as the restructuring program was completed.

  During the third quarter of 1995, a pre-tax restructuring charge of $16.6 million was recorded in connection with a voluntary retirement program announced by the Corporation in August 1995. The charge was primarily related to the funding of retirement benefits for eligible employees who elected early retirement. This cash charge was funded from operating cash flows. The impact of this charge was more than offset by the partial reversal of $16.7 million of 1994 accrued restructuring reserves in the fourth quarter of 1995 resulting in an increase to income before income taxes of $151,000 and an increase to net income of $2.0 million, as the tax benefit associated with the 1995 charge more than offset the tax provision associated with the reversal of 1994 restructuring reserves.

4. RENTAL AND LEASE COMMITMENTS

  Rent expense was $31.8 million, $25.3 million and $24.9 million for 1997, 1996 and 1995, respectively. Rent expense pertains to all operating leases, which were principally related to certain administrative buildings, distribution facilities and transportation equipment. Future minimum rental payments under non-cancelable operating leases with a remaining term in excess of one year as of December 31, 1997, were: 1998, $11.6 million; 1999, $13.1 million; 2000,
$12.8 million; 2001, $12.7 million; 2002, $9.6 million; 2003 and beyond, $55.8 million.

5. FINANCIAL INSTRUMENTS

  The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 1997 and 1996, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, was $904.2 million as of December 31, 1997, compared to a fair value of $961.0 million based on quoted market prices for the same or similar debt issues. The carrying value of long-term debt, including the current portion, was $370.8 million as of December 31, 1996, compared to a fair value of $388.0 million.

  As of December 31, 1997, the Corporation had foreign exchange forward contracts maturing in 1998 and 1999 to purchase $19.2 million in foreign currency, primarily British sterling, and to sell $16.7 million in foreign currency, primarily Japanese yen and Canadian dollars, at contracted forward rates.

  As of December 31, 1996, the Corporation had foreign exchange forward contracts maturing in 1997 and 1998 to purchase $25.0 million in foreign currency, primarily British sterling and German marks, and to sell $24.6 million in foreign currency, primarily Canadian dollars and Japanese yen, at contracted forward rates.

  To hedge foreign currency exposure related to anticipated transactions associated with the purchase of certain raw materials and finished goods generally covering 3 to 24 months, the Corporation also purchases foreign exchange options which permit, but do not require, the Corporation to exchange foreign currencies at a future date with another party at a contracted exchange rate. As of December 31, 1997, the Corporation had purchased foreign exchange options of $3.6 million, related to Swiss francs. No options were outstanding as of December 31, 1996.

  The fair value of foreign exchange forward contracts is estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences, and the fair value of foreign exchange options is estimated using active market quotations. As of December 31, 1997 and 1996, the fair value of foreign exchange forward and options contracts approximated the contract value. The Corporation does not hold or issue financial instruments for trading purposes.

  In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swap agreements to effectively convert a portion of its floating rate debt to fixed rate debt. As of December 31, 1997 and 1996, the Corporation had agreements outstanding with an aggregate notional amount of $150.0 million and $125.0 million with maturities through September 1999 and October 1997, respectively. As of December 31, 1997 and 1996, interest rates payable were at weighted average fixed rates of 6.3% and 5.8%, respectively, and interest rates receivable were floating based on 30-day commercial paper composite rates which were 5.7% and 5.5% as of December 31, 1997 and 1996, respectively. Any interest rate differential on interest rate swaps is recognized as an adjustment to interest expense over the term of each agreement. The Corporation's risk related to swap agreements is limited to the cost of replacing such agreements at prevailing market rates.

6. INTEREST EXPENSE

  Interest expense, net consisted of the following:

FOR THE YEARS ENDED DECEMBER 31,       1997     1996     1995
----------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Long-term debt and lease obligations  $48,737  $30,818  $20,949
Short-term debt                        32,284   22,752   28,576
Capitalized interest                   (1,883)  (1,534)  (1,957)
                                      -------  -------  -------
Interest expense, gross                79,138   52,036   47,568
Interest income                        (2,883)  (3,993)  (2,735)
                                      -------  -------  -------
Interest expense, net                 $76,255  $48,043  $44,833
                                      =======  =======  =======

7. SHORT-TERM DEBT

Generally, the Corporation's short-term borrowings are in the form of commercial paper or bank loans with an original maturity of three months or less. In December 1995, the Corporation entered into committed credit facility agreements with a syndicate of banks under which it could borrow up to

$600 million, with options to increase borrowings by $1.0 billion with the concurrence of the banks. Of the total committed credit facility, $200 million is for a renewable 364-day term and $400 million is effective for a five-year term. Both the short-term and long-term committed credit facility agreements were amended and renewed effective December 12, 1997. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions. As of December 31, 1997 and 1996, respectively, $150.0 million and $300.0 million of commercial paper borrowings were reclassified as long-term debt in accordance with the Corporation's intent and ability to refinance such obligations on a long-term basis.

  The Corporation also maintains lines of credit arrangements with domestic and international commercial banks, under which it could borrow in various currencies up to approximately $20.7 million and $96.1 million as of December 31, 1997 and 1996, respectively, at the lending banks' prime commercial interest rates or lower. The Corporation had combined domestic commercial paper borrowings, including the portion classified as long-term debt, and short-term foreign bank loans against its credit facilities and lines of credit of $382.5 million as of December 31, 1997, and $599.5 million as of December 31, 1996. The weighted average interest rates on short-term borrowings outstanding as of December 31, 1997 and 1996, were 5.7% and 5.5%, respectively.

  The credit facilities and lines of credit were supported by commitment fee arrangements. The average fee during 1997 was approximately .05% per annum of the commitment. The Corporation's credit facility agreements contain a financial covenant which requires that a specified interest and fixed charge ratio be maintained. These agreements are also subject to other representations and covenants which do not materially restrict the Corporation's activities. The Corporation is in compliance with all covenants included in the credit facility agreements. There were no significant compensating balance agreements which legally restricted these funds.

  As a result of maintaining a consolidated cash management system, the Corporation maintains overdraft positions at certain banks. Such overdrafts, which were included in accounts payable, were $30.7 million and $25.2 million as of December 31, 1997 and 1996, respectively.

8. LONG-TERM DEBT

  Long-term debt consisted of the following:

DECEMBER 31,                                                 1997      1996
-----------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Commercial Paper at interest rates ranging from 5.35% to
 6.55%                                                    $  150,000 $300,000
Medium-term Notes, 8.85% to 9.92% due 1997-1998               25,000   40,400
6.7% Notes due 2005                                          200,000  200,000
6.95% Notes due 2007                                         150,000      --
6.95% Notes due 2012                                         150,000      --
8.8% Debentures due 2021                                     100,000  100,000
7.2% Debentures due 2027                                     250,000      --
Other obligations, net of unamortized debt discount           29,231   30,399
                                                          ---------- --------
Total long-term debt                                       1,054,231  670,799
Less--current portion                                         25,095   15,510
                                                          ---------- --------
Long-term portion                                         $1,029,136 $655,289
                                                          ========== ========

  As of December 31, 1997 and 1996, respectively, $150.0 million and $300.0 million of commercial paper borrowings were reclassified as long-term debt in accordance with the Corporation's intent and ability to refinance such obligations on a long-term basis.

  In March 1997, the Corporation issued $150 million of 6.95% Notes due 2007 under the November 1993 Form S-3 Registration Statement. Proceeds from the debt issuance were used to repay a portion of the commercial paper borrowings associated with the Leaf acquisition.

  In August 1997, the Corporation issued $150 million of 6.95% Notes due 2012 and $250 million of 7.2% Debentures due 2027 under the November 1993 and August 1997 Registration Statements. Proceeds from the debt issuance were used to repay a portion of the short-term borrowings associated with the purchase of Common Stock from the Milton Hershey School Trust.

  Aggregate annual maturities during the next five years, excluding short-term borrowings reclassified, are: 1998, $25.1 million; 1999, $.2 million; 2000, $2.2 million; 2001, $.2 million; and 2002, $.2 million. The Corporation's debt is principally unsecured and of equal priority. None of the debt is convertible into stock of the Corporation. The Corporation is in compliance with all covenants included in the related debt agreements.

9. INCOME TAXES

  The provision for income taxes was as follows:

FOR THE YEARS ENDED DECEMBER 31,       1997     1996     1995
---------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Current:
  Federal                            $177,145 $158,040 $135,034
  State                                20,252   23,288   22,620
  Foreign                               3,392    2,360      --
                                     -------- -------- --------
Current provision for income taxes    200,789  183,688  157,654
                                     -------- -------- --------
Deferred:
  Federal                               9,370   12,952   12,455
  State                                 5,103    8,134    8,198
  Foreign                               2,442    1,777    5,727
                                     -------- -------- --------
Deferred provision for income taxes    16,915   22,863   26,380
                                     -------- -------- --------
Total provision for income taxes     $217,704 $206,551 $184,034
                                     ======== ======== ========

  The tax effects of the significant temporary differences which comprised the deferred tax assets and liabilities were as follows:

DECEMBER 31,                                                   1997     1996
------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Deferred tax assets:
  Post-retirement benefit obligations                        $ 91,706 $ 88,885
  Accrued expenses and other reserves                          91,067   91,675
  Accrued trade promotion reserves                             30,905   22,910
  Other                                                        23,234   20,676
                                                             -------- --------
    Total deferred tax assets                                 236,912  224,146
                                                             -------- --------
Deferred tax liabilities:
  Depreciation                                                302,675  256,424
  Other                                                       117,292   97,261
                                                             -------- --------
    Total deferred tax liabilities                            419,967  353,685
                                                             -------- --------
Net deferred tax liabilities                                 $183,055 $129,539
                                                             ======== ========
Included in:
  Current deferred tax assets, net                           $ 84,024 $ 94,464
  Non-current deferred tax liabilities, net                   267,079  224,003
                                                             -------- --------
Net deferred tax liabilities                                 $183,055 $129,539
                                                             ======== ========

  The following table reconciles the Federal statutory income tax rate with the Corporation's effective income tax rate:

FOR THE YEARS ENDED DECEMBER 31,                              1997  1996  1995
-------------------------------------------------------------------------------
Federal statutory income tax rate                             35.0% 35.0% 35.0%
Increase (reduction) resulting from:
  State income taxes, net of Federal income tax benefits       3.4   4.7   4.6
  Non-deductible acquisition costs                              .9    .6    .6
  Loss on disposal of businesses for which no tax benefit was
   provided                                                    --    2.6   --
  Other, net                                                   --     .2   (.7)
                                                              ----  ----  ----
Effective income tax rate                                     39.3% 43.1% 39.5%
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

  Pension expense included the following components:

FOR THE YEARS ENDED DECEMBER 31,                  1997      1996      1995
-----------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Service cost                                    $ 26,177  $ 29,311  $ 25,311
Interest cost on projected benefit obligations    39,385    35,374    32,531
Investment (return) on plan assets               (91,767)  (51,205)  (71,578)
Net amortization and deferral                     47,605    14,844    40,823
                                                --------  --------  --------
Corporate sponsored plans                         21,400    28,324    27,087
Multi-employer plans                               1,627       571       361
Other                                                864     1,340       615
                                                --------  --------  --------
Total pension expense                           $ 23,891  $ 30,235  $ 28,063
                                                ========  ========  ========

  The funded status and amounts recognized in the consolidated balance sheets for the retirement plans were as follows:

                                   DECEMBER 31, 1997       DECEMBER 31, 1996
                                ----------------------- -----------------------
                                  ASSETS    ACCUMULATED   ASSETS    ACCUMULATED
                                 EXCEEDED    BENEFITS    EXCEEDED    BENEFITS
                                ACCUMULATED  EXCEEDED   ACCUMULATED  EXCEEDED
                                 BENEFITS     ASSETS     BENEFITS     ASSETS
-------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Actuarial present value of:
  Vested benefit obligations     $464,816     $28,951    $427,839     $27,316
                                 ========     =======    ========     =======
  Accumulated benefit
   obligations                   $493,371     $35,135    $452,907     $32,422
                                 ========     =======    ========     =======
Actuarial present value of
 projected benefit obligations   $565,330     $36,751    $502,371     $34,135
Plan assets at fair value         566,810         --      488,222         --
                                 --------     -------    --------     -------
Plan assets (greater than)
 less than projected benefit
 obligations                       (1,480)     36,751      14,149      34,135
Net gain (loss) unrecognized
 at date of transition                558        (751)        906      (1,233)
Prior service cost and
 amendments not yet recognized
 in earnings                      (37,351)     (1,986)    (26,885)     (2,305)
Unrecognized net gain (loss)
 from past experience
 different than that assumed       32,325      (5,007)     12,386      (2,502)
Minimum liability adjustment          --        6,336         --        4,494
                                 --------     -------    --------     -------
(Prepaid pension expense)
 Pension liability               $ (5,948)    $35,343    $    556     $32,589
                                 ========     =======    ========     =======

  The projected benefit obligations for the plans were determined principally using discount rates of 7.0% as of December 31, 1997, and 7.5% as of December 31, 1996. For both 1997 and 1996, the assumed long-term rate of return on plan assets was 9.5%. The assumed long-term compensation increase rate for 1997 and 1996 was primarily 4.8%.

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

  Net post-retirement benefit costs consisted of the following components:

FOR THE YEARS ENDED DECEMBER 31,                 1997     1996     1995
--------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Service cost                                    $ 4,390  $ 3,947  $ 3,262
Interest cost on projected benefit obligations   13,395   10,853   12,918
Amortization                                     (2,246)  (2,986)  (2,322)
                                                -------  -------  -------
Total                                           $15,539  $11,814  $13,858
                                                =======  =======  =======

  Obligations are unfunded and the actuarial present values of accumulated post-retirement benefit obligations recognized in the consolidated balance sheets were as follows:

DECEMBER 31,                                                   1997      1996
-------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS
Retirees                                                     $115,353  $ 96,870
Fully eligible active plan participants                        16,087    22,096
Other active plan participants                                 75,255    58,578
                                                             --------  --------
Total                                                         206,695   177,544
Plan amendments                                                25,685    28,903
Unrecognized net (loss) gain from past experience different
 than that assumed                                             (4,330)   12,127
                                                             --------  --------
Accrued post-retirement benefits                             $228,050  $218,574
                                                             ========  ========

  The accumulated post-retirement benefit obligations were determined principally using discount rates of 7.0% and 7.5% as of December 31, 1997 and 1996, respectively. The assumed average health care cost trend rate used in measuring the accumulated post-retirement benefit obligation as of December 31, 1997 and 1996, was 6% which was also the ultimate trend rate. A one percentage point increase in the average health care cost trend rate for each year would increase the accumulated post-retirement benefit obligations as of December 31, 1997 and 1996, by $14.4 million and $24.4 million, respectively, and would increase the sum of the net service and interest cost components of net post-retirement benefit costs for 1997 and 1996 by $1.4 million and $2.9 million, respectively.

  The pre-tax impact on post-retirement benefits expense and liabilities of the 1995 charge for the voluntary retirement program was $.4 million or $.2 million after tax. This amount has not been included in the disclosure of net post-retirement benefit costs by component.

  As part of its long-range financing plans, the Corporation, in 1989, implemented a corporate-owned life insurance program covering most of its domestic employees. After paying employee death benefits, proceeds from this program were available for general corporate purposes and also could be used to offset future employee benefits costs, including retiree medical benefits. During 1996, Federal tax legislation sharply curtailed the financial viability of most corporate-owned life insurance programs. As a result, the Corporation began the phase-out of its corporate-owned life insurance program during 1996. The Corporation's investment in corporate-owned life insurance policies was recorded net of policy loans in other assets, and interest accrued on the policy loans was included in accrued liabilities as of December 31, 1997 and 1996. Net life insurance expense, including interest expense, was included in selling, marketing and administrative expenses.

12. EMPLOYEE STOCK OWNERSHIP TRUST

  The Corporation's employee stock ownership trust (ESOP) serves as the primary vehicle for contributions to its existing employee savings and stock investment plan for participating domestic salaried and hourly employees. The ESOP was funded by a 15-year 7.75% loan of $47.9 million from the Corporation. During 1997 and 1996, the ESOP received a combination of dividends on unallocated shares and contributions from the Corporation equal to the amount required to meet its principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 159,176 shares of Common Stock each year. As of December 31, 1997, the ESOP held 811,235 allocated shares and 1,432,576 unallocated shares. All ESOP shares are considered outstanding for income per share computations.

  The Corporation recognized net compensation expense equal to the shares allocated multiplied by the original cost of $20 1/16 per share less dividends received by the ESOP on unallocated shares. Compensation expense related to the ESOP for 1997, 1996 and 1995 was $1.4 million, $1.8 million and $1.9 million, respectively. Dividends paid on unallocated ESOP shares were $1.3 million in 1997 and 1996 and $1.2 million in 1995. The unearned ESOP compensation balance in stockholders' equity represented deferred compensation expense to be recognized by the Corporation in future years as additional shares are allocated to participants.

13. CAPITAL STOCK AND NET INCOME PER SHARE

  As of December 31, 1997, the Corporation had 530,000,000 authorized shares of capital stock. Of this total, 450,000,000 shares were designated as Common Stock, 75,000,000 shares as Class B Common Stock (Class B Stock), and 5,000,000 shares as Preferred Stock, each class having a par value of one dollar per share. As of December 31, 1997, a combined total of 179,950,872 shares of both classes of common stock had been issued of which 142,932,306 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 1997.

  In August 1996, the Corporation's Board of Directors declared a two-for-one split of the Common Stock and Class B Common Stock effective September 13, 1996, to stockholders of record August 23, 1996. The split was effected as a stock dividend by distributing one additional share for each share held.

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

  Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 1997, 1996 and 1995, a total of 13,000 shares, 2,000 shares and 1,525 shares, respectively, of Class B Stock were converted into Common Stock (shares converted in 1996 and 1995 are on a pre-split basis).

  Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (Milton Hershey School Trust), as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held a total of 14,635,252 shares of the Common Stock, and as

Trustee for the benefit of Milton Hershey School, held 30,306,006 shares of the Class B Stock as of December 31, 1997, and was entitled to cast approximately 76% of the total votes of both classes of the Corporation's common stock. The Milton Hershey School Trust must approve the issuance of shares of Common Stock or any other action which would result in the Milton Hershey School Trust not continuing to have voting control of the Corporation.

  A total of 9,546,030 shares of Common Stock have been repurchased for approximately $271.4 million under share repurchase programs which were approved by the Corporation's Board of Director's in 1993 and 1996. Of the shares repurchased, 528,000 shares were retired and the remaining 9,018,030 shares were held as Treasury Stock as of December 31, 1997. In August 1997, the Corporation purchased an additional 9,900,990 shares of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $500.0 million. This was in addition to the 18,099,546 shares (9,049,773 shares on a pre-split basis) purchased from the Milton Hershey School Trust in August 1995 for $500.0 million. A total of 37,018,566 shares were held as Treasury Stock as of December 31, 1997.

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS No. 128). Under FAS No. 128, Basic and Diluted Earnings per Share are computed based on the weighted average number of shares of the Common Stock and the Class B Stock outstanding as follows:

                                        INCOME       SHARES     PER-SHARE
FOR THE YEAR ENDED DECEMBER 31, 1997  (NUMERATOR) (DENOMINATOR)  AMOUNT
-------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS EXCEPT
SHARES AND PER SHARE AMOUNTS
Net Income per Share--Basic
Net income                             $336,251    149,173,558    $2.25
                                                                  =====
Effect of Dilutive Securities
Stock options                               --       1,726,761
Performance stock units                     --         112,649
Restricted stock units                      --           3,389
                                       --------    -----------
Net Income per Share--Diluted
Net income and assumed conversions     $336,251    151,016,357    $2.23
                                       ========    ===========    =====
                                        INCOME       SHARES     PER-SHARE
FOR THE YEAR ENDED DECEMBER 31, 1996  (NUMERATOR) (DENOMINATOR)  AMOUNT
-------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS EXCEPT
SHARES AND PER SHARE AMOUNTS
Net Income per Share--Basic
Net income                             $273,186    154,333,549    $1.77
                                                                  =====
Effect of Dilutive Securities
Stock options                               --       1,270,177
Performance stock units                     --          84,697
Restricted stock units                      --           1,528
                                       --------    -----------
Net Income per Share--Diluted
Net income and assumed conversions     $273,186    155,689,951    $1.75
                                       ========    ===========    =====

FOR THE YEAR ENDED DECEMBER 31,       INCOME       SHARES     PER-SHARE
1995                                (NUMERATOR) (DENOMINATOR)  AMOUNT
-----------------------------------------------------------------------
IN THOUSANDS OF DOLLARS EXCEPT
SHARES AND PER SHARE AMOUNTS
Net Income per Share--Basic
Net income                           $281,919    166,036,254    $1.70
                                                                =====
Effect of Dilutive Securities
Stock options                             --         610,132
Performance stock units                   --          74,576
                                     --------    -----------
Net Income per Share--Diluted
Net income and assumed conversions   $281,919    166,720,962    $1.69
                                     ========    ===========    =====

14. STOCK COMPENSATION PLAN

  The long-term portion of the Key Employee Incentive Plan (KEIP), provides for grants of stock-based compensation awards to senior executives and key employees of one or more of the following: non-qualified stock options (fixed stock options), performance stock units, stock appreciation rights and restricted stock units. The KEIP also provides for the deferral of performance stock unit awards by participants. As of December 31, 1997, 9.3 million shares were authorized for grants under the long-term portion of the KEIP. In February 1998, the Corporation's Board of Directors approved the registration of an additional
6.0 million shares of Common Stock to be granted under the KEIP.

  In 1996, the Corporation's Board of Directors approved a world-wide, broad-based employee stock option program, called HSY Growth. HSY Growth provides all eligible employees with a one-time grant of 100 non-qualified stock options. Under HSY Growth, over 1.2 million shares were granted on January 7, 1997.

  The Corporation applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related Interpretations in accounting for the KEIP and HSY Growth. Accordingly, no compensation cost has been recognized for its fixed stock option grants. Had compensation cost for the Corporation's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the KEIP and HSY Growth consistent with the method of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," the Corporation's net income and net income per share would have been reduced to the pro forma amounts indicated below:

   FOR THE YEARS ENDED DECEMBER 31,             1997     1996     1995
  ----------------------------------------------------------------------
   IN THOUSANDS OF DOLLARS EXCEPT PER SHARE
   AMOUNTS
   Net income                     As reported $336,251 $273,186 $281,919
                                  Pro forma    330,710  266,517  281,015
   Net income per share--Basic    As reported    $2.25    $1.77    $1.70
                                  Pro forma       2.22     1.73     1.69
   Net income per share--Diluted  As reported    $2.23    $1.75    $1.69
                                  Pro forma       2.19     1.71     1.69

  The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yields of 1.9%, 2.4% and 2.7%, expected volatility of 20%, 20% and 21%, risk-free interest rates of 6.2%, 5.6% and 7.8%, and expected lives of 5.7, 7.5 and 7 years.

FIXED STOCK OPTIONS

  The exercise price of each option equals the market price of the Corporation's Common Stock on the date of grant. Under the KEIP, options are granted in January and generally vest at the end of the second year and have a term of ten years. Options granted under the HSY Growth program vest at the end of the fifth year and have a term of ten years.

  A summary of the status of the Corporation's fixed stock options as of December 31, 1997, 1996, and 1995, and changes during the years ending on those dates is presented below:

                                         1997                  1996                 1995
                                  -------------------- --------------------- --------------------
                                             WEIGHTED-             WEIGHTED-            WEIGHTED-
                                              AVERAGE               AVERAGE              AVERAGE
                                             EXERCISE              EXERCISE             EXERCISE
FIXED OPTIONS                      SHARES      PRICE     SHARES      PRICE    SHARES      PRICE
-------------------------------------------------------------------------------------------------
Outstanding at beginning of year  5,902,220   $27.40    4,435,800   $22.54   5,067,900   $21.62
Granted                           1,485,250   $44.64    2,619,200   $33.08     237,400   $24.19
Exercised                          (656,350)  $21.94   (1,062,980)  $20.74    (843,100)  $17.43
Forfeited                           (17,200)  $33.06      (89,800)  $31.92     (26,400)  $24.24
                                  ---------            ----------            ---------
Outstanding at end of year        6,713,920   $31.73    5,902,220   $27.40   4,435,800   $22.54
                                  =========            ==========            =========
Options exercisable at year-end   3,013,670   $24.38    3,670,020   $23.94   2,901,800   $21.50
                                  =========            ==========            =========
Weighted-average fair value
 of options granted during
 the year (per share)             $   11.66            $     8.70            $    7.38
                                  =========            ==========            =========

  The following table summarizes information about fixed stock options outstanding as of December 31, 1997:

                               OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                   ------------------------------------------- --------------------------------
                                    WEIGHTED-
                                     AVERAGE
                       NUMBER       REMAINING     WEIGHTED-         NUMBER         WEIGHTED-
RANGE OF EXERCISE  OUTSTANDING AS  CONTRACTUAL     AVERAGE     EXERCISABLE AS OF    AVERAGE
PRICES              OF 12/31/97   LIFE IN YEARS EXERCISE PRICE     12/31/97      EXERCISE PRICE
-----------------------------------------------------------------------------------------------
$12 11/16-26 1/2     2,718,570         5.2          $23.43         2,718,570         $23.43
$33 1/16-37 5/8      2,510,100         8.0          $33.08           295,100         $33.08
$44 1/2-56 1/4       1,485,250         9.0          $44.64               --
                     ---------                                     ---------
$12 11/16-56 1/4     6,713,920         7.1          $31.73         3,013,670         $24.38
                     =========                                     =========

PERFORMANCE STOCK UNITS

  Under the long-term portion of the KEIP, each January the Corporation grants selected executives and other key employees performance stock units whose vesting is contingent upon the achievement of certain performance objectives. If at the end of three-year performance cycles, targets for financial measures of earnings per share, return on net assets and free cash flow are met, the full number of shares are awarded to the participants. The performance scores can range from 0% to 150%. The compensation cost charged against income for the performance-based plan was $9.1 million, $5.8 million, and $3.6 million for 1997, 1996, and 1995, respectively. The compensation cost associated with the long-term portion of the KEIP is recognized ratably over the three-year term based on the year-end market value of the stock. Performance stock units and restricted stock units granted for potential future distribution were as follows:

     FOR THE YEARS ENDED DECEMBER 31,               1997    1996    1995
    ----------------------------------------------------------------------
     Shares granted                                 95,250  86,000  97,600
     Weighted-average fair value at date of grant  $ 45.17 $ 33.56 $ 24.56

  Deferred performance stock units, deferred directors' fees and accumulated dividend amounts totaled 384,009 shares as of December 31, 1997.

  No stock appreciation rights were outstanding as of December 31, 1997.

15. SUPPLEMENTAL BALANCE SHEET INFORMATION

ACCOUNTS RECEIVABLE--TRADE

  In the normal course of business, the Corporation extends credit to customers which satisfy pre-defined credit criteria. The Corporation believes that it has little concentration of credit risk due to the diversity of its customer base. Receivables, as shown on the consolidated balance sheets, were net of allowances and anticipated discounts of $15.8 million and $14.1 million as of December 31, 1997 and 1996, respectively.

INVENTORIES

  The Corporation values the majority of its inventories under the last-in, first-out (LIFO) method and the remaining inventories at the lower of first-in, first-out (FIFO) cost or market. LIFO cost of inventories valued using the LIFO method was $372.7 million and $299.2 million as of December 31, 1997 and 1996, respectively, and all inventories were stated at amounts that did not exceed realizable values. Total inventories were as follows:


      DECEMBER 31,                             1997        1996
     --------------------------------------------------------------
      IN THOUSANDS OF
      DOLLARS
      Raw materials                         $223,702    $204,419
      Goods in process                        36,015      31,444
      Finished goods                         334,639     316,726
                                            --------    --------
      Inventories at FIFO                    594,356     552,589
      Adjustment to LIFO                     (88,831)    (77,611)
                                            --------    --------
      Total inventories                     $505,525    $474,978
                                            ========    ========

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment balances included construction in progress of $144.0 million and $91.9 million as of December 31, 1997 and 1996, respectively. Major classes of property, plant and equipment were as follows:

      DECEMBER 31,                             1997        1996
     --------------------------------------------------------------
      IN THOUSANDS OF DOLLARS
      Land                                  $   31,340  $   34,056
      Buildings                                540,729     533,559
      Machinery and equipment                2,015,161   1,855,087
                                            ----------  ----------
      Property, plant and equipment, gross   2,587,230   2,422,702
      Accumulated depreciation                (938,993)   (820,807)
                                            ----------  ----------
      Property, plant and equipment, net    $1,648,237  $1,601,895
                                            ==========  ==========

ACCRUED LIABILITIES

  Accrued liabilities were as follows:


      DECEMBER 31,                             1997        1996
     --------------------------------------------------------------
      IN THOUSANDS OF DOLLARS
      Payroll and other compensation        $ 92,102    $ 81,264
      Advertising and promotion               86,184      77,351
      Other                                  193,259     199,213
                                            --------    --------
      Total accrued liabilities             $371,545    $357,828
                                            ========    ========

OTHER LONG-TERM LIABILITIES

  Other long-term liabilities were as follows:

      DECEMBER 31,                         1997     1996
     -----------------------------------------------------
      IN THOUSANDS OF DOLLARS
      Accrued post-retirement benefits   $216,901 $207,881
      Other                               129,599  119,328
                                         -------- --------
      Total other long-term liabilities  $346,500 $327,209
                                         ======== ========

16. SEGMENT INFORMATION

  The Corporation operates in a single consumer foods line of business, encompassing the manufacture, distribution and sale of chocolate and non-chocolate confectionery, grocery and pasta products. The Corporation's principal operations and markets are located in North America. In December 1996, the Corporation sold its Gubor and Sperlari European businesses.

  Net sales, income before interest and income taxes and identifiable assets of businesses outside of North America were not significant. Historically, transfers of product between geographic areas have not been significant. In 1997 and 1996, sales to Wal-Mart Stores, Inc. and Subsidiaries amounted to approximately 12% of total net sales.


17. QUARTERLY DATA (UNAUDITED)

  Summary quarterly results were as follows:

YEAR 1997                           FIRST     SECOND    THIRD      FOURTH
------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS EXCEPT
PER SHARE AMOUNTS
Net sales                         $1,002,469 $905,729 $1,151,610 $1,242,428
Gross profit                         413,188  375,411    479,006    545,735
Net income                            68,894   50,564    100,673    116,120
Net income per share--Basic(a)           .45      .33        .68        .81
Net income per share--Diluted(a)         .45      .33        .67        .80
YEAR 1996                           FIRST     SECOND    THIRD      FOURTH
------------------------------------------------------------------------------
IN THOUSANDS OF DOLLARS EXCEPT
PER SHARE AMOUNTS
Net sales                           $931,514 $796,343 $1,072,336 $1,189,115
Gross profit                         381,766  326,545    458,362    520,546
Net income                            59,415   40,847     94,270     78,654(b)
Net income per share--Basic(a)           .38      .26        .61        .51
Net income per share--Diluted(a)         .38      .26        .61        .51

--------
(a) Quarterly income per share amounts for 1997 and 1996 do not total to the annual amount due to the changes in weighted average shares outstanding during the year.
(b) Net income for the fourth quarter and year 1996 included an after-tax loss on the sale of Gubor and Sperlari of $35.4 million. Net income per share was similarly impacted.

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

  The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose appointment was ratified by stockholder vote at the stockholders' meeting held on April 29, 1997. Their report expresses an opinion that the Corporation's financial statements are fairly stated in conformity with generally accepted accounting principles, and they have indicated to us that their examination was performed in accordance with generally accepted auditing standards which are designed to obtain reasonable assurance about whether the financial statements are free of material misstatement.

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

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Hershey Foods Corporation:

  We have audited the accompanying consolidated balance sheets of Hershey Foods Corporation (a Delaware Corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997, appearing on pages A-12 through A-31. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hershey Foods Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP


New York, New York
January 28, 1998

                           HERSHEY FOODS CORPORATION

                   ELEVEN-YEAR CONSOLIDATED FINANCIAL SUMMARY

  ALL DOLLAR AND SHARE AMOUNTS IN THOUSANDS EXCEPT MARKET PRICE AND PER SHARE
                                   STATISTICS

                             10-YEAR
                            COMPOUND
                           GROWTH RATE      1997            1996              1995
                           ----------- --------------  ---------------     -----------
SUMMARY OF OPERATIONS(a)
 Net Sales                    8.72%    $    4,302,236        3,989,308       3,690,667
                                       --------------  ---------------     -----------
 Cost of Sales                8.03%    $    2,488,896        2,302,089       2,126,274
 Selling, Marketing and
  Administrative              9.72%    $    1,183,130        1,124,087       1,053,758
 Non-recurring
  Credits/(Charges)(n)                 $          --           (35,352)            151
 Interest Expense, Net       13.03%    $       76,255           48,043          44,833
 Income Taxes                 8.13%    $      217,704          206,551         184,034
                                       --------------  ---------------     -----------
 Income from Continuing
  Operations Before
  Accounting Changes         10.48%    $      336,251          273,186         281,919
 Net Cumulative Effect of
  Accounting Changes                   $          --               --              --
 Discontinued Operations               $          --               --              --
                                       --------------  ---------------     -----------
 Net Income                   8.54%    $      336,251          273,186         281,919
                                       ==============  ===============     ===========
 Income Per Share:(b)
  From Continuing
   Operations Before
   Accounting Changes
    --Basic(m)               12.71%    $         2.25             1.77(h)         1.70(i)
    --Diluted(m)             12.61%    $         2.23             1.75            1.69
  Net Cumulative Effect of
   Accounting Changes
    --Basic and Diluted(m)             $          --               --              --
  Net Income--Basic(m)       10.62%    $         2.25             1.77(h)         1.70(i)
  Net Income--Diluted(m)     10.52%    $         2.23             1.75            1.69
 Weighted Average Shares
  Outstanding--Basic(b)                       149,174          154,334         166,036
 Weighted Average Shares
  Outstanding--Diluted(b)                     151,016          155,690         166,721
 Dividends Paid on Common
  Stock                       8.52%    $       98,390           93,884          91,190
  Per Share(b)               11.22%    $         .840             .760            .685
 Dividends Paid on Class B
  Common Stock               11.17%    $       23,156           20,879          18,900
  Per Share(b)               11.22%    $         .760             .685            .620
 Income from Continuing
  Operations Before
  Accounting Changes as a
  Percent of Net Sales                            7.8%             7.7%(c)         7.6%
 Depreciation                14.33%    $      135,016          119,443         119,438
 Advertising                  7.63%    $      202,408          174,199         159,200
 Promotion                   10.19%    $      451,580          429,208         402,454
 Payroll                      7.13%    $      524,827          491,677         461,928
YEAR-END POSITION AND
 STATISTICS(a)
 Capital Additions            9.70%    $      172,939          159,433         140,626
 Total Assets                 7.86%    $    3,291,236        3,184,796       2,830,623
 Long-term Portion of Debt   13.87%    $    1,029,136          655,289         357,034
 Stockholders' Equity          .24%    $      852,806        1,161,021       1,082,959
 Operating Return on
  Average Stockholders'
  Equity                                         33.4%            27.5%           22.2%
 Operating Return on
  Average Invested Capital                       17.5%            17.8%           17.1%
 Full-time Employees                           14,900           14,000          13,300
STOCKHOLDERS' DATA(b)
 Outstanding Shares of
  Common Stock and
  Class B Common Stock at
  Year-end                                    142,932          152,942         154,532
 Market Price of Common
  Stock at Year-end          17.59%    $     61 15/16           43 3/4          32 1/2
 Range During Year                     $63 7/8-42 1/8  51 3/4-31 15/16     33 15/16-24

--------
See Notes to the Eleven-Year Consolidated Financial Summary on page A-36.

     1994               1993                1992            1991            1990                1989             1988
--------------     ---------------     --------------  --------------  ---------------     --------------  ----------------
     3,606,271           3,488,249          3,219,805       2,899,165        2,715,609          2,420,988         2,168,048
--------------     ---------------     --------------  --------------  ---------------     --------------  ----------------
     2,097,556           1,995,502          1,833,388       1,694,404        1,588,360          1,455,612         1,326,458
     1,034,115           1,035,519            958,189         814,459          776,668            655,040           575,515
      (106,105)             80,642                --              --            35,540                --                --
        35,357              26,995             27,240          26,845           24,603             20,414            29,954
       148,919             213,642            158,390         143,929          145,636            118,868            91,615
--------------     ---------------     --------------  --------------  ---------------     --------------  ----------------
       184,219             297,233            242,598         219,528          215,882            171,054           144,506
           --             (103,908)               --              --               --                 --                --
           --                  --                 --              --               --                 --             69,443
--------------     ---------------     --------------  --------------  ---------------     --------------  ----------------
       184,219             193,325            242,598         219,528          215,882            171,054           213,949
==============     ===============     ==============  ==============  ===============     ==============  ================
          1.06(j)             1.65(k)            1.34            1.21             1.19(l)             .95               .80
          1.05                1.65               1.34            1.21             1.19                .95               .80
           --                 (.58)               --              --               --                 --                --
          1.06(j)             1.07(k)            1.34            1.21             1.19(l)             .95              1.18
          1.05                1.07               1.34            1.21             1.19                .95              1.18
       174,367             179,929            180,775         180,767          180,766            180,824           180,981
       174,740             180,495            181,160         181,112          180,987            180,984           181,140
        89,660              84,711             77,174          70,426           74,161(f)          55,431            49,433
          .625                .570               .515            .470             .495(f)            .370              .330
        17,301              15,788             14,270          12,975           13,596(f)          10,161             9,097
         .5675               .5175              .4675            .425             .445(f)           .3325             .2975
           7.3%(d)             7.4%(e)            7.5%            7.6%             7.2%(g)            7.1%              6.7%
       114,821             100,124             84,434          72,735           61,725             54,543            43,721
       120,629             130,009            137,631         117,049          146,297            121,182            99,082
       419,164             444,546            398,577         325,465          315,242            256,237           230,187
       472,997             469,564            433,162         398,661          372,780            340,129           298,483
       138,711             211,621            249,795         226,071          179,408            162,032           101,682
     2,890,981           2,855,091          2,672,909       2,341,822        2,078,828          1,814,101         1,764,665
       157,227             165,757            174,273         282,933          273,442            216,108           233,025
     1,441,100           1,412,344          1,465,279       1,335,251        1,243,537          1,117,050         1,005,866
          18.5%               17.8%              17.3%           17.0%            16.6%              16.1%             17.5%
          15.6%               15.0%              14.4%           13.8%            13.4%              13.2%             13.3%
        14,000              14,300             13,700          14,000           12,700             11,800            12,100
       173,470             175,226            180,373         180,373          180,373            180,373           180,373
       24 3/16              24 1/2             23 1/2         22 3/16           18 3/4           17 15/16                13
26 3/4-20 9/16     27 15/16-21 3/4     24 3/16-19 1/8  22 1/4-17 9/16  19 13/16-14 1/8     18 7/16-12 3/8  14 5/16-10 15/16
         1987
 --------------
     1,863,816
 --------------
     1,149,663
       468,062
           --
        22,413
        99,604
 --------------
       124,074
           --
        24,097
 --------------
       148,171
 ==============
           .68
           .68
           --
           .82
           .82
       181,189
       181,372
        43,436
          .290
         8,031
         .2625
           6.7%
        35,397
        97,033
       171,162
       263,529
        68,504
     1,544,354
       280,900
       832,410
          19.0%
          13.5%
        10,540
       180,373
        12 1/4
 18 7/8-10 3/8

            NOTES TO THE ELEVEN-YEAR CONSOLIDATED FINANCIAL SUMMARY

(a) All amounts for 1987 and 1988 have been restated for discontinued operations, where applicable. Operating Return on Average Stockholders' Equity and Operating Return on Average Invested Capital have been computed using Net Income, excluding the 1988 gain on disposal included in Discontinued Operations, the 1993 Net Cumulative Effect of Accounting Changes, and the after-tax impacts of the 1990 Restructuring Gain, Net, the 1993 Gain on Sale of the Investment Interest in Freia Marabou a.s (Freia), the 1994 Restructuring Charge, the net 1995 Restructuring Credit and the 1996 Loss on Sale of Businesses.

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

(h) Income Per Share from Continuing Operations Before Accounting Changes-- Basic and Net Income Per Share--Basic for 1996 included a $.23 per share loss on the sale of the Gubor and Sperlari businesses. Excluding the impact of this loss, Income Per Share from Continuing Operations Before Accounting Changes--Basic and Net Income Per Share--Basic would have been $2.00.

(i) Income Per Share from Continuing Operations Before Accounting Changes-- Basic and Net Income Per Share--Basic for 1995 included a net $.01 per share credit associated with adjustments to accrued restructuring reserves. Excluding the impact of this net credit, Income Per Share from Continuing Operations Before Accounting Changes--Basic and Net Income Per Share--Basic would have been $1.69.

(j) Income Per Share from Continuing Operations Before Accounting Changes-- Basic and Net Income Per Share--Basic for 1994 included a $.46 per share restructuring charge. Excluding the impact of this charge, Income Per Share from Continuing Operations Before Accounting Changes--Basic and Net Income Per Share--Basic would have been $1.52.

(k) Income Per Share from Continuing Operations Before Accounting Changes-- Basic and Net Income Per Share--Basic for 1993 included a $.23 per share gain on the sale of the investment interest in Freia. Excluding the impact of this gain, Income Per Share from Continuing Operations Before Accounting Changes--Basic would have been $1.43.

(l) Income Per Share from Continuing Operations Before Accounting Changes-- Basic and Net Income Per Share--Basic for 1990 included an $.11 per share Restructuring Gain, Net. Excluding the impact of this gain, Income Per Share from Continuing Operations Before Accounting Changes--Basic and Net Income Per Share--Basic would have been $1.08.

(m) In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS No.
    128). Under FAS No. 128, Basic and Diluted Earnings per Share are required to be computed for all prior-period EPS data.

(n) Includes the 1996 Loss on Sale of Businesses; the net 1995 Restructuring Credit; the 1994 Restructuring Charge; the 1993 Gain on Sale of Investment Interest and the 1990 Restructuring Gain, Net.