Form 10-K, Exhibit 13
period 1998-12-31
HERSHEY FOODS CORP
filed 1999-03-15
CIK 47111

Appendix A

   Consolidated Financial Statements and Management's Discussion and Analysis

                                                                            Page
                                                                            ----
Management's Discussion and Analysis.......................................  A-1
Consolidated Financial Statements.......................................... A-12
Notes to Consolidated Financial Statements................................. A-16
Responsibility for Financial Statements.................................... A-33
Report of Independent Public Accountants................................... A-34
Eleven-Year Consolidated Financial Summary................................. A-35

                           HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

  The Corporation achieved record sales and income levels in 1998, following a record performance in 1997. Results over the two-year period reflected a strategic acquisition and several divestitures, along with a significant contribution from the introduction of new confectionery products and solid growth from existing confectionery and grocery brands. Sales increases during the period were offset somewhat by lower sales of pasta products, a higher level of confectionery unsalables and the impact of currency exchange rates in the Canadian and Mexican markets.

  Net sales during the two-year period increased at a compound annual rate of 5% and net income also increased at a compound annual rate of 5%, excluding the loss on disposal of businesses in 1996. The increase in net income over the period reflected the growth in sales, partially offset by lower gross margin and higher selling, marketing and administrative expenses.

  The following acquisition and divestitures occurred during the period:

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

 . December 1998--The announcement that the Corporation had signed a definitive agreement providing for the sale of a 94% majority interest of its U.S. pasta business to New World Pasta, LLC. The transaction was completed in January 1999 and included the AMERICAN BEAUTY, IDEAL BY SAN GIORGIO, LIGHT 'N FLUFFY, MRS. WEISS, P&R, RONZONI, SAN GIORGIO and SKINNER pasta brands along with six manufacturing plants. In the first quarter of 1999, the Corporation received cash proceeds of $450.0 million, retained a 6% minority interest and recorded an after-tax gain of approximately $165.0 million or $1.13 per share--diluted as a result of the transaction.

 . December 1996--The sale to Huhtamaki of the outstanding shares of Gubor
  Holding GmbH (Gubor) and Sperlari S.r.l. (Sperlari). Gubor manufactures and markets high-quality assorted pralines and seasonal chocolate products in Germany, and Sperlari manufactures and markets various confectionery and grocery products in Italy. The sale resulted in an after-tax loss of $35.4 million, since no tax benefit associated with the transaction was recorded. Combined net sales for Gubor and Sperlari were $216.6 million in 1996.

 . January 1996--The sale of the assets of Hershey Canada, Inc.'s PLANTERS nut
  (Planters) business to Johnvince Foods Group and the LIFE SAVERS and BREATH SAVERS hard candy and BEECH-NUT cough drops (Life Savers) business to Beta Brands Inc. Both transactions were part of a restructuring program announced by the Corporation in late 1994.

Net Sales

  Net sales rose $133.4 million or 3% in 1998 and $312.9 million in 1997, an increase of 8%. The increase in 1998 was primarily a result of incremental sales from the introduction of new confectionery products and increased sales volume for existing confectionery and grocery products in North America. These increases were offset somewhat by a decline in sales in the Corporation's Asian and Russian markets and the impact of currency exchange rates in the Canadian and Mexican markets, in addition to higher levels of confectionery unsalables and lower sales of pasta products. The increase in

1997 was primarily due to incremental sales from the Leaf acquisition, increased sales of existing confectionery items and the introduction of new confectionery products. These increases were offset somewhat by lower sales resulting from the divestiture of the Gubor and Sperlari businesses and a decline in sales of pasta and grocery products.

Costs and Expenses

  Cost of sales as a percent of net sales increased from 57.7% in 1996 to 57.9% in 1997, and to 59.2% in 1998. The decrease in gross margin in 1998 was principally the result of higher costs for certain major raw materials, primarily milk and cocoa, labor and overhead, higher shipping and distribution costs and the mix of non-chocolate and chocolate confectionery items sold in 1998 compared to 1997. These cost increases were partially offset by lower costs for certain raw materials and improved manufacturing efficiencies, including significant improvements in plants acquired with the Leaf business. The decrease in gross margin in 1997 was primarily the result of the lower margin associated with the Leaf business and higher costs associated with certain new products and seasonal items, partially offset by lower costs for certain major raw materials, primarily milk and semolina, and the favorable impact of the Gubor and Sperlari divestitures.

  Selling, marketing and administrative costs decreased by 1% in 1998, as reduced marketing expenses for existing brands, lower selling expenses in international markets and lower administrative expenses were only partially offset by higher marketing expenses associated with the introduction of new products. Selling, marketing and administrative expenses increased by 5% in 1997, as a result of incremental expenses associated with the Leaf business and increased marketing expenses related to the introduction of new products, partially offset by decreases resulting from the Gubor and Sperlari divestitures and reduced marketing spending for existing brands.

Interest Expense, Net

  Net interest expense in 1998 exceeded the prior year by $9.4 million, primarily as a result of increased borrowings associated with the purchase of Common Stock from the Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (Milton Hershey School Trust), partially offset by lower interest expense reflecting reduced average short-term borrowings.

  Net interest expense in 1997 was $28.2 million above prior year, primarily as a result of incremental borrowings associated with the Leaf acquisition and the purchase of Common Stock from the Milton Hershey School Trust. Fixed interest expense increased as a result of the issuance of $150 million of 6.95% Notes due 2007 in March 1997 and $150 million of 6.95% Notes due 2012 and $250 million of 7.2% Debentures due 2027 in August 1997.

Provision for Income Taxes

  The Corporation's effective income tax rate was 43.1%, 39.3% and 38.8% in 1996, 1997 and 1998, respectively. The rate decreased from 39.3% in 1997 to 38.8% in 1998 primarily due to changes in the mix of the Corporation's income among various tax jurisdictions. The rate decreased in 1997 compared to 1996 primarily due to the lack of any tax benefit associated with the 1996 loss on disposal of businesses and the lower 1997 effective state income tax rate.

Net Income

  Net income increased $4.6 million or 1% in 1998, following an increase of $63.1 million or 23% in 1997. Excluding the loss on the disposal of the Gubor and Sperlari businesses in 1996, 1997 income increased $27.7 million or 9%. Net income as a percent of net sales was 7.7% in 1998, 7.8% in 1997 and 6.8% in 1996. Income as a percent of net sales excluding the loss on the sale of the Gubor and Sperlari businesses was 7.7% in 1996.

FINANCIAL POSITION

  The Corporation's financial position remained strong during 1998. The capitalization ratio (total short-term and long-term debt as a percent of stockholders' equity, short-term and long-term debt) was 54% as of December 31, 1998, and 60% as of December 31, 1997. The higher capitalization ratio in 1997 primarily reflected the additional borrowings to finance the purchase of Common Stock and the related decrease in stockholders' equity as a result of the additional treasury stock. The ratio of current assets to current liabilities was 1.4:1 as of December 31, 1998, and 1.3:1 as of December 31, 1997.

Assets

  Total assets increased $112.9 million or 3% as of December 31, 1998, primarily as a result of increases in accounts receivable and other current and non-current assets.

  Current assets increased by $99.2 million or 10% reflecting increased accounts receivable and higher prepaid expenses and other current assets. The increase in accounts receivable was primarily the result of the timing and payment terms associated with sales occurring toward the end of the year and the increase in prepaid expenses and other current assets was principally associated with commodities transactions. These increases were offset somewhat by lower deferred income taxes and reduced inventory levels.

  Property, plant and equipment was slightly lower than the prior year as capital additions of $161.3 million were more than offset by depreciation expense of $138.5 million and the retirement and translation of fixed assets of $23.0 million. The increase in other non-current assets was primarily associated with the capitalization of software.

Liabilities

  Total liabilities decreased by $76.6 million or 3% as of December 31, 1998, primarily due to a decrease in debt and lower accrued liabilities, partially offset by higher deferred income taxes. The increase in short-term debt of $113.5 million reflected the reclassification of commercial paper borrowings of $150.0 million which were classified as long-term debt as of December 31, 1997, partially offset by a reduction in short-term borrowings of $36.5 million in 1998. As of December 31, 1997, $150.0 million of commercial paper borrowings were reclassified as long-term debt in accordance with the Corporation's intent and ability to refinance such obligations on a long-term basis. A similar reclassification was not recorded as of December 31, 1998, because the Corporation intends to reduce commercial paper borrowings during 1999. Accrued liabilities decreased by $77.1 million primarily reflecting commodities transactions and reduced accruals for marketing programs and integration costs related to the Leaf acquisition.

Stockholders' Equity

  Total stockholders' equity increased by 22% in 1998, as net income exceeded dividends paid. Total stockholders' equity has increased at a compound annual rate of less than 1% over the past ten years reflecting the $1.3 billion of Common Stock repurchased since 1993.

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

  Over the past three years, cash requirements for share repurchases, capital expenditures, capitalized software additions, business acquisitions and dividend payments exceeded cash provided from operating activities and proceeds from business divestitures by $449.5 million. Total debt, including debt assumed, increased during the period by $454.4 million. Cash and cash equivalents increased by $6.7 million during the period.

  The Corporation anticipates that capital expenditures will be in the range of $150 million to $170 million per annum during the next several years as a result of continued modernization of existing facilities and capacity expansion to support new products and line extensions. As of December 31, 1998, the Corporation's principal capital commitments included manufacturing capacity expansion and modernization.

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

  Under share repurchase programs which began in 1993, a total of 9,861,119 shares of Common Stock have been repurchased for approximately $287.5 million. Of the shares repurchased, 528,000 shares were retired, 529,498 shares were reissued to satisfy stock options obligations and the remaining 8,803,621 shares were held as Treasury Stock as of December 31, 1998. Additionally, the Corporation has purchased a total of 28,000,536 shares of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $1.0 billion. As of December 31, 1998, a total of 36,804,157 shares were held as Treasury Stock and $112.5 million remained available for repurchases of Common Stock under a program approved by the Corporation's Board of Directors in February 1996. In February 1999, the Corporation purchased approximately 2.0 million shares, completing the 1996 repurchase program. Also in February, the Corporation's Board of Directors approved an additional share repurchase program authorizing the repurchase of up to $230 million of the Corporation's Common Stock of which $100.0 million was used to purchase approximately 1.6 million shares of Common Stock from the Milton Hershey School Trust.

  In March 1997, the Corporation issued $150 million of 6.95% Notes due 2007 under a Form S-3 Registration Statement which was declared effective in November 1993. Proceeds from the debt issuance were used to repay a portion of the commercial paper borrowings associated with the Leaf acquisition.

  In August 1997, the Corporation filed another Form S-3 Registration Statement under which it could offer, on a delayed or continuous basis, up to $500 million of additional debt securities. Also in August 1997, the Corporation issued $150 million of 6.95% Notes due 2012 and $250 million of 7.2% Debentures due 2027 under the November 1993 and August 1997 Registration Statements. Proceeds from the debt issuance were used to repay a portion of the short-term borrowings associated with the purchase of Common Stock from the Milton Hershey School Trust. As of December 31, 1998, $250 million of debt securities remained available for issuance under the August 1997 Registration

Statement. Proceeds from any offering of the $250 million of debt securities available under the shelf registration may be used for general corporate requirements which include reducing existing commercial paper borrowings, financing capital additions, and funding future business acquisitions and working capital requirements.

  In December 1995, the Corporation entered into committed credit facility agreements with a syndicate of banks under which it could borrow up to $600 million with options to increase borrowings by $1.0 billion with the concurrence of the banks. Lines of credit previously maintained by the Corporation were significantly reduced when the credit facility agreements became effective. Of the total committed credit facility, $200 million was for a renewable 364-day term and $400 million was effective for a five-year term. In December 1998, the short-term credit facility agreement was renewed for a total of $177 million. The long-term committed credit facility agreement was amended and renewed in December 1997 and will expire in December 2002. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions. The Corporation also had lines of credit with domestic and international commercial banks of $23.0 million and $20.7 million as of December 31, 1998 and 1997, respectively.

Cash Flow Activities

  Cash provided from operating activities totaled $1.4 billion during the past three years. Over this period, cash used by or provided from accounts receivable and inventories has tended to fluctuate as a result of sales during December and inventory management practices. The change in cash required for or provided from other assets and liabilities between the years was primarily related to commodities transactions, the timing of payments for accrued liabilities, including income taxes, and variations in the funding status of pension plans.

  Investing activities included capital additions and business acquisitions and divestitures. Capital additions during the past three years included the purchase of manufacturing equipment, and expansion and modernization of existing facilities. In 1996, the Leaf business was acquired, and the Gubor, Sperlari, Planters and Life Savers businesses were sold. Cash used for the Leaf acquisition represented the purchase price paid and consisted of the current assets, property, plant and equipment, intangibles and other assets acquired, net of liabilities assumed.

  Financing activities included debt borrowings and repayments, payment of dividends, the exercise of stock options, incentive plan transactions and the repurchase of Common Stock. During the past three years, short-term borrowings in the form of commercial paper or bank borrowings were used to fund seasonal working capital requirements, business acquisitions, share repurchase programs and purchases of Common Stock from the Milton Hershey School Trust. The proceeds from the issuance of long-term debt were used to reduce short-term borrowings. During the past three years, a total of 11,909,849 shares of Common Stock has been repurchased for $589.9 million. Cash requirements for incentive plan transactions were $103.2 million during the past three years, partially offset by cash received from the exercise of stock options of $55.8 million.

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

  The information below summarizes the Corporation's market risks associated with long-term debt and derivative instruments outstanding as of December 31, 1998. This information should be read in conjunction with Note 1, Note 5, Note 7, and Note 8 to the Consolidated Financial Statements.

Long-Term Debt

  The table below presents the principal cash flows and related interest rates by maturity date for long-term debt as of December 31, 1998. The fair value of long-term debt was determined based upon quoted market prices for the same or similar debt issues.


                                    Maturity Date
                   -----------------------------------------------------
                     (In thousands of dollars except for rates)
                                                          There-               Fair
                      1999   2000   2001  2002   2003     after     Total      Value
                      ----  ------  ----  ----  -------  --------  --------  ----------
   Long-term Debt     $89   $2,203  $203  $194  $17,133  $859,370  $879,192  $1,002,275
    Fixed Rate        2.0%     6.4%  2.0%  2.0%     4.4%      7.2%      7.1%



Interest Rate Swaps

  In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swap agreements to effectively convert a portion of its floating rate debt, principally commercial paper borrowings or bank loans with an original maturity of three months or less, to fixed rate debt. As of December 31, 1998 and 1997, the Corporation had agreements outstanding with an aggregate notional amount of $75.0 million and $150.0 million with maturities through September 1999 and September 1998, respectively. As of December 31, 1998 and 1997, interest rates payable were at a weighted average fixed rate of 6.3%. As of December 31, 1998 and 1997, interest rates receivable of 5.2% and 5.7%, respectively, were based on 30-day commercial paper composite rates. Any interest rate differential on interest rate swaps is recognized as an adjustment to interest expense over the term of each agreement. The Corporation's risk related to swap agreements is limited to the cost of replacing such agreements at prevailing market rates. The potential loss in fair value of interest rate swaps resulting from a hypothetical near-term adverse change in market rates of ten percent was not material as of December 31, 1998 and 1997.

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

  As of December 31, 1998, the Corporation had foreign exchange forward contracts maturing in 1999 and 2000 to purchase $10.5 million in foreign currency, primarily British sterling and Dutch gilders, and to sell $9.6 million in Japanese yen at contracted forward rates.

  As of December 31, 1997, the Corporation had foreign exchange forward contracts maturing in 1998 and 1999 to purchase $19.2 million in foreign currency, primarily British sterling, and to sell $16.7 million in foreign currency, primarily Japanese yen and Canadian dollars, at contracted forward rates.

  The fair value of foreign exchange forward contracts was estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences. As of December 31, 1998 and 1997, the fair value of foreign exchange forward contracts approximated the contract value. The potential loss in fair value of foreign exchange forward contracts resulting from a hypothetical near-term adverse change in market rates of ten percent was not material as of December 31, 1998 and 1997.

Foreign Exchange Options

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

  As of December 31, 1998, no foreign exchange options were outstanding. As of December 31, 1997, the Corporation had purchased foreign exchange options of $3.6 million maturing in 1998, related to Swiss francs. The fair value of foreign exchange options is estimated using active market quotations. As of December 31, 1997, the fair value of foreign exchange options approximated the contract value. The potential loss in fair value of foreign exchange options contracts resulting from a hypothetical near-term adverse change in market rates of ten percent was not material as of December 31, 1997.

Commodity Price Risk Management

  The Corporation's most significant raw materials include cocoa, sugar, milk, peanuts and almonds. The Corporation attempts to minimize the effect of future price fluctuations related to the purchase of these raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 3 to 24 months. With regard to cocoa, sugar, corn sweeteners, natural gas and certain dairy products, price risks are also managed by entering into futures and options contracts. At the present time, active futures and options contracts are not available for use in pricing the Corporation's other major raw materials. Futures contracts are used in combination with forward purchasing of cocoa, sugar, corn sweetener, natural gas and certain dairy product requirements principally to take advantage of market fluctuations which provide more favorable pricing opportunities and to increase diversity or flexibility in sourcing these raw materials and energy requirements. The Corporation's commodity procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

  The cost of cocoa beans and the prices for the related commodity futures contracts historically have been subject to wide fluctuations attributable to a variety of factors, including the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates and speculative influences. Cocoa prices have risen since 1992 due to demand exceeding production. Recently, prices have declined somewhat as the economic difficulties in eastern Europe, particularly

Russia and Southeast Asia, have negatively impacted demand. During 1999, these negative demand influences could continue to keep cocoa futures prices contained. The Corporation's costs during 1999 will not necessarily reflect market price fluctuations because of its forward purchasing practices, premiums and discounts reflective of relative values, varying delivery times, and supply and demand for specific varieties and grades of cocoa beans.

Commodities Futures and Options Contracts

  In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas and certain dairy products for anticipated manufacturing requirements, the Corporation enters into commodities futures and options contracts as deemed appropriate to reduce the effect of price fluctuations. In accordance with Statement of Financial Accounting Standards No. 80 "Accounting for Futures Contracts," these futures and options contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost. Gains and losses on futures and options designated as hedges of anticipated purchases which are no longer likely to occur are recorded currently in income.

  Exchange traded futures contracts are used to fix the price of physical forward purchase contracts. Cash transfers reflecting changes in the value of futures contracts are made on a daily basis and are included in other current assets or accrued liabilities on the consolidated balance sheets. Such cash transfers will be offset by higher or lower cash requirements for payment of invoice prices of raw materials and energy requirements in the future. Futures being held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated purchases.

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

   For the years ended
   December 31,                       1998                     1997
  ---------------------------------------------------------------------------
   In millions of dollars               Market Risk              Market Risk
                                       (Hypothetical            (Hypothetical
                            Fair Value  10% Change)  Fair Value  10% Change)
                            -------------------------------------------------
   Highest long position      $134.9       $13.5       $210.8       $21.1
   Lowest long position         45.6         4.6         39.6         4.0
   Average position (long)      76.3         7.6         96.2         9.6

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

MARKET PRICES AND DIVIDENDS

  Cash dividends paid on the Corporation's Common Stock and Class B Stock were $129.0 million in 1998 and $121.5 million in 1997. The annual dividend rate on the Common Stock was $.96 per share, an increase of 9% over the 1997 rate of $.88 per share. The 1998 dividend represented the 24th consecutive year of Common Stock dividend increases.

  On February 10, 1999, the Corporation's Board of Directors declared a quarterly dividend of $.24 per share of Common Stock payable on March 15, 1999, to stockholders of record as of February 24, 1999. It is the Corporation's 277th consecutive Common Stock dividend. A quarterly dividend of $.2175 per share of Class B Stock also was declared.

  Hershey Foods Corporation's Common Stock is listed and traded principally on the New York Stock Exchange (NYSE) under the ticker symbol "HSY." Approximately
79.0 million shares of the Corporation's Common Stock were traded during 1998. The Class B Stock is not publicly traded.

  The closing price of the Common Stock on December 31, 1998, was $62 3/16. There were 44,364 stockholders of record of the Common Stock and the Class B Stock as of December 31, 1998.

  The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:

              Dividends Paid    Common Stock
                Per Share       Price Range*
              -------------- -------------------
              Common Class B
              Stock   Stock    High       Low
              ------ ------- --------- ---------
1998
  1st Quarter $ .22  $ .2000 $73 3/8   $59 11/16
  2nd Quarter   .22    .2000  76 3/8    67 3/16
  3rd Quarter   .24    .2175  72 5/16   60 1/2
  4th Quarter   .24    .2175  75 13/16  60 3/4
              -----  -------
    Total     $ .92  $ .8350
              =====  =======
1997
  1st Quarter $ .20  $ .1800 $52 7/8   $42 1/8
  2nd Quarter   .20    .1800  58 5/8    48 3/8
  3rd Quarter   .22    .2000  59 15/16  51 7/8
  4th Quarter   .22    .2000  63 7/8    50 5/8
              -----  -------
    Total     $ .84  $ .7600
              =====  =======
--------
*NYSE-Composite Quotations for Common Stock by calendar quarter.

RETURN MEASURES

Operating Return on Average Stockholders' Equity

  The Corporation's operating return on average stockholders' equity was 36.0% in 1998. Over the most recent five-year period, the return has ranged from 18.5% in 1994 to 36.0% in 1998. For the purpose of calculating operating return on average stockholders' equity, earnings is defined as net income, excluding the after-tax restructuring activities in 1994 and 1995, and the after-tax loss on the disposal of businesses in 1996.

Operating Return on Average Invested Capital

  The Corporation's operating return on average invested capital was 17.4% in 1998. Over the most recent five-year period, the return has ranged from 15.6% in 1994 to 17.8% in 1996. Average invested capital consists of the annual average of beginning and ending balances of long-term debt, deferred income taxes and stockholders' equity. For the purpose of calculating operating return on average invested capital, earnings is defined as net income, excluding the after-tax restructuring activities in 1994 and 1995, the after-tax loss on disposal of businesses in 1996, and the after-tax effect of interest on long-term debt.

YEAR 2000 ISSUES

  Year 2000 issues associated with information systems relate to the way dates are recorded and computed in many computer systems. These year 2000 issues could have an impact upon the Corporation's information technology (IT) and non-IT systems. Non-IT systems include embedded technology such as microcontrollers which are integral to the operation of most machinery and equipment. Additionally, year 2000 issues could have a similar impact on the Corporation's major business partners, including both customers and suppliers. While it is not currently possible to estimate the total impact of a failure of either the Corporation or its major business partners or suppliers to complete their year 2000 remediation in a timely manner, the Corporation has determined that it could suffer significant adverse financial consequences as a result of such failure.

  Awareness and assessment of year 2000 issues regarding major business applications software and other significant IT systems began in 1990. A formal program to address year 2000 issues associated with IT systems was established in late 1995. In early 1998, a team was established with representatives from all major functional areas of the Corporation which assumed overall responsibility for ensuring that remediation of both IT and non-IT systems will be completed in time to prevent material adverse consequences to the Corporation's business, operations or financial condition. The Corporation expects that remediation of these systems will be essentially completed by the third quarter of 1999.

  In late 1996, the Corporation approved a project to implement an enterprise-wide integrated information system to improve process efficiencies in all of the major functional areas of the Corporation, enabling the Corporation to provide better service to its customers. This system will replace most of the transaction systems and applications supporting operations of the Corporation. In addition to improving efficiency and customer service, another benefit of this system is that it is year 2000 compliant and will address year 2000 issues for approximately 80% of the Corporation's business applications software. As of December 31, 1998, approximately $62.1 million of capitalized software and hardware and $6.9 million of expenses have been incurred for this project. As of December 31, 1998, spending for implementation of this system was approximately 65% complete, with full implementation expected by the third quarter of 1999. Total commitments for this system and subsequently identified enhancements are expected to be approximately $110 million which will be financed with cash provided from operations and short-term borrowings.

  The Corporation's mainframe, network and desktop hardware and software have recently been upgraded and are substantially year 2000 compliant. The Corporation is in the process of remediating year 2000 compliance issues associated with legacy information systems not being replaced by the integrated information system project, including process automation and factory management systems. During late 1998, the Corporation undertook an extensive review of its year 2000 remediation program. As a result of this review, the Corporation has undertaken additional testing to confirm its year 2000 compliance, but is otherwise maintaining its current program of remediation. As of December 31, 1998, remediation of both IT and non-IT systems was approximately 60% complete, reflecting the latest estimate of testing and work requirements to be performed. The total cost of remediation of IT and non-IT systems is expected to be in the range of $6.0 million to $8.0 million.

  The Corporation is also in the process of assessing year 2000 remediation issues relating to its major business partners. All of the Corporation's major customers have been contacted regarding year 2000 issues related to electronic data interchange. The Corporation is also in the process of contacting its major suppliers of ingredients, packaging, facilities, logistics and financial services with regard to year 2000 issues. Because of the uncertainties associated with assessing the ability of major business partners to complete the remediation of their systems in time to prevent operational difficulties, the Corporation will continue to contact and/or visit major customers and suppliers to gain assurances that no significant adverse consequences will result due to their failure to complete remediation of their systems.

  Year 2000 remediation, conversion, validation and implementation is continuing and, at the present time, it is expected that remediation to both the Corporation's IT and non-IT systems and those of major business partners will be completed in time to prevent material adverse consequences to the Corporation's business, operations or financial condition. However, contingency plans are being developed, including possible increases in raw material and finished goods inventory levels, and the identification of alternate vendors and suppliers. Additional contingency plans, to the extent feasible, will be developed for any potential failures resulting from year 2000 issues.

FORWARD LOOKING INFORMATION

  The nature of the Corporation's operations and the environment in which it operates subject it to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Corporation notes the following factors which, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. Many of the forward- looking statements contained in this document may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential" among others. Factors which could cause results to differ include, but are not limited to: changes in the confectionery and grocery business environment, including actions of competitors and changes in consumer preferences; changes in governmental laws and regulations, including income taxes; market demand for new and existing products; and raw material pricing.

  Based upon preliminary information, potential financial results for the first quarter of 1999 may not compare favorably to the prior year's first quarter. Net sales are expected to be lower than in the prior year primarily reflecting the divestiture of the Corporation's pasta business in January 1999. Additionally, the timing of sales for seasonal and promoted items may result in lower confectionery and grocery sales compared to the first quarter of 1998. The divestiture of the Corporation's pasta business, higher amortization of capitalized software associated with the enterprise-wide integrated information system and an emphasis on expanding the distribution of the Corporation's products in new international markets will make the earnings comparison more difficult, considering a very strong first quarter of 1998.

                           HERSHEY FOODS CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,                     1998        1997        1996
-------------------------------------------------------------------------------------
In thousands of dollars except per share amounts
Net Sales                                         $ 4,435,615 $ 4,302,236 $ 3,989,308
                                                  ----------- ----------- -----------
Costs and Expenses:
  Cost of sales                                     2,625,057   2,488,896   2,302,089
  Selling, marketing and administrative             1,167,895   1,183,130   1,124,087
  Loss on disposal of businesses                          --          --       35,352
                                                  ----------- ----------- -----------
    Total costs and expenses                        3,792,952   3,672,026   3,461,528
                                                  ----------- ----------- -----------
Income before Interest and Income Taxes               642,663     630,210     527,780
  Interest expense, net                                85,657      76,255      48,043
                                                  ----------- ----------- -----------
Income before Income Taxes                            557,006     553,955     479,737
  Provision for income taxes                          216,118     217,704     206,551
                                                  ----------- ----------- -----------
Net Income                                        $   340,888 $   336,251 $   273,186
                                                  =========== =========== ===========
Net Income Per Share--Basic                       $      2.38 $      2.25 $      1.77
                                                  =========== =========== ===========
Net Income Per Share--Diluted                     $      2.34 $      2.23 $      1.75
                                                  =========== =========== ===========
Cash Dividends Paid Per Share:
  Common Stock                                    $      .920 $      .840 $      .760
  Class B Common Stock                                   .835        .760        .685

The notes to consolidated financial statements are an integral part of these statements.

                           HERSHEY FOODS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

December 31,                                            1998         1997
------------------------------------------------------------------------------
In thousands of dollars
ASSETS
Current Assets:
  Cash and cash equivalents                          $    39,024  $    54,237
  Accounts receivable--trade                             451,324      360,831
  Inventories                                            493,249      505,525
  Deferred income taxes                                   58,505       84,024
  Prepaid expenses and other                              91,864       30,197
                                                     -----------  -----------
    Total current assets                               1,133,966    1,034,814
Property, Plant and Equipment, Net                     1,648,058    1,648,237
Intangibles Resulting from Business Acquisitions         530,464      551,849
Other Assets                                              91,610       56,336
                                                     -----------  -----------
    Total assets                                     $ 3,404,098  $ 3,291,236
                                                     ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                   $   156,937  $   146,932
  Accrued liabilities                                    294,415      371,545
  Accrued income taxes                                    17,475       19,692
  Short-term debt                                        345,908      232,451
  Current portion of long-term debt                           89       25,095
                                                     -----------  -----------
    Total current liabilities                            814,824      795,715
Long-term Debt                                           879,103    1,029,136
Other Long-term Liabilities                              346,769      346,500
Deferred Income Taxes                                    321,101      267,079
                                                     -----------  -----------
    Total liabilities                                  2,361,797    2,438,430
                                                     -----------  -----------
Stockholders' Equity:
  Preferred Stock, shares issued: none in 1998 and
   1997                                                      --           --
  Common Stock, shares issued: 149,502,964 in 1998
   and 149,484,964 in 1997                               149,503      149,485
  Class B Common Stock, shares issued: 30,447,908 in
   1998 and 30,465,908 in 1997                            30,447       30,465
  Additional paid-in capital                              29,995       33,852
  Unearned ESOP compensation                             (25,548)     (28,741)
  Retained earnings                                    2,189,693    1,977,849
  Treasury--Common Stock shares, at cost: 36,804,157
   in 1998 and 37,018,566 in 1997                     (1,267,422)  (1,267,861)
  Accumulated other comprehensive loss                   (64,367)     (42,243)
                                                     -----------  -----------
    Total stockholders' equity                         1,042,301      852,806
                                                     -----------  -----------
    Total liabilities and stockholders' equity       $ 3,404,098  $ 3,291,236
                                                     ===========  ===========

The notes to consolidated financial statements are an integral part of these balance sheets.

                           HERSHEY FOODS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,                  1998       1997       1996
--------------------------------------------------------------------------------
In thousands of dollars
Cash Flows Provided from (Used by)
 Operating Activities
  Net income                                    $ 340,888  $ 336,251  $ 273,186
  Adjustments to reconcile net income to net
   cash provided from operations:
    Depreciation and amortization                 158,161    152,750    133,476
    Deferred income taxes                          82,241     16,915     22,863
    Loss on disposal of businesses                    --         --      35,352
    Changes in assets and liabilities, net of
     effects from business acquisitions and
     divestitures:
     Accounts receivable--trade                   (90,493)   (68,479)     5,159
     Inventories                                   12,276    (33,538)   (41,038)
     Accounts payable                              10,005     12,967     14,032
     Other assets and liabilities                (124,118)    85,074     15,120
    Other, net                                        745      4,018      5,593
                                                ---------  ---------  ---------
Net Cash Provided from Operating Activities       389,705    505,958    463,743
                                                ---------  ---------  ---------
Cash Flows Provided from (Used by)
 Investing Activities
  Capital additions                              (161,328)  (172,939)  (159,433)
  Capitalized software additions                  (42,859)   (29,100)       --
  Business acquisitions                               --         --    (437,195)
  Proceeds from divestitures                          --         --     149,222
  Other, net                                        9,284     21,368      9,333
                                                ---------  ---------  ---------
Net Cash (Used by) Investing Activities          (194,903)  (180,671)  (438,073)
                                                ---------  ---------  ---------
Cash Flows Provided from (Used by)
 Financing Activities
  Net change in short-term borrowings partially
   classified as long-term debt                   (36,543)  (217,018)   210,929
  Long-term borrowings                                --     550,000        --
  Repayment of long-term debt                     (25,187)   (15,588)    (3,103)
  Cash dividends paid                            (129,044)  (121,546)  (114,763)
  Exercise of stock options                        19,368     14,397     22,049
  Incentive plan transactions                     (22,458)   (35,063)   (45,634)
  Repurchase of Common Stock                      (16,151)  (507,654)   (66,072)
                                                ---------  ---------  ---------
Net Cash (Used by) Provided from Financing
 Activities                                      (210,015)  (332,472)     3,406
                                                ---------  ---------  ---------
Increase (Decrease) in Cash and Cash
 Equivalents                                      (15,213)    (7,185)    29,076
Cash and Cash Equivalents as of January 1          54,237     61,422     32,346
                                                ---------  ---------  ---------
Cash and Cash Equivalents as of December 31     $  39,024  $  54,237  $  61,422
                                                =========  =========  =========
Interest Paid                                   $  89,001  $  64,937  $  52,143
Income Taxes Paid                                 123,970    181,377    180,347

The notes to consolidated financial statements are an integral part of these statements.


                           HERSHEY FOODS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                       Accumulated
                                            Class B  Additional   Unearned                Treasury        Other         Total
                         Preferred  Common  Common    Paid-in       ESOP      Retained     Common     Comprehensive Stockholders'
                           Stock    Stock    Stock    Capital   Compensation  Earnings      Stock         Loss         Equity
---------------------------------------------------------------------------------------------------------------------------------
In thousands of dollars
Balance as of
January 1, 1996            $--     $ 74,734 $15,241   $47,732     $(35,128)  $1,694,696  $  (685,076)   $(29,240)    $ 1,082,959
                                                                                                                     -----------
Comprehensive
income (loss)
Net income                                                                      273,186                                  273,186
Other
comprehensive
income (loss):
Foreign currency
translation
adjustments                                                                                               (3,635)         (3,635)
                                                                                                                     -----------
Comprehensive
income                                                                                                                   269,551
Dividends:
 Common Stock,
 $.76 per share                                                                 (93,884)                                 (93,884)
 Class B Common
 Stock, $.685
 per share                                                                      (20,879)                                 (20,879)
Two-for-one
stock split                          74,736  15,239                             (89,975)                                     --
Conversion of
Class B Common
Stock into
Common Stock                              2      (2)                                                                         --
Incentive plan
transactions                                             (426)                                                              (426)
Exercise of
stock options                                          (5,391)                                (8,547)                    (13,938)
Employee stock
ownership trust
transactions                                              517        3,193                                                 3,710
Repurchase of
Common Stock                                                                                 (66,072)                    (66,072)
                           ----    -------- -------   -------     --------   ----------  -----------    --------     -----------
Balance as of
December 31,
1996                        --      149,472  30,478    42,432      (31,935)   1,763,144     (759,695)    (32,875)      1,161,021
                                                                                                                     -----------
Comprehensive
income (loss)
Net income                                                                      336,251                                  336,251
Other
comprehensive
income (loss):
Foreign currency
translation
adjustments                                                                                               (9,368)         (9,368)
                                                                                                                     -----------
Comprehensive
income                                                                                                                   326,883
Dividends:
 Common Stock,
 $.84 per share                                                                 (98,390)                                 (98,390)
 Class B Common
 Stock, $.76 per
 share                                                                          (23,156)                                 (23,156)
Conversion of
Class B Common
Stock into
Common Stock                             13     (13)                                                                         --
Incentive plan
transactions                                             (879)                                                              (879)
Exercise of
stock options                                          (8,200)                                  (512)                     (8,712)
Employee stock
ownership trust
transactions                                              499        3,194                                                 3,693
Repurchase of
Common Stock                                                                                (507,654)                   (507,654)
                           ----    -------- -------   -------     --------   ----------  -----------    --------     -----------
Balance as of
December 31,
1997                        --      149,485  30,465    33,852      (28,741)   1,977,849   (1,267,861)    (42,243)        852,806
                                                                                                                     -----------
Comprehensive
income (loss)
Net income                                                                      340,888                                  340,888
Other
comprehensive
income (loss):
Foreign currency
translation
adjustments                                                                                              (18,073)        (18,073)
Minimum pension
liability
adjustments, net
of tax benefit                                                                                            (4,051)         (4,051)
                                                                                                                     -----------
Comprehensive
income                                                                                                                   318,764
Dividends:
 Common Stock,
 $.92 per share                                                                (103,616)                                (103,616)
 Class B Common
 Stock, $.835
 per share                                                                      (25,428)                                 (25,428)
Conversion of
Class B Common
Stock into
Common Stock                             18     (18)                                                                         --
Incentive Plan
transactions                                             (985)                                                              (985)
Exercise of
stock options                                          (3,375)                                16,590                      13,215
Employee stock
ownership trust
transactions                                              503        3,193                                                 3,696
Repurchase of
Common Stock                                                                                 (16,151)                    (16,151)
                           ----    -------- -------   -------     --------   ----------  -----------    --------     -----------
Balance as of
December 31,
1998                       $--     $149,503 $30,447   $29,995     $(25,548)  $2,189,693  $(1,267,422)   $(64,367)    $ 1,042,301
                           ====    ======== =======   =======     ========   ==========  ===========    ========     ===========

The notes to consolidated financial statements are an integral part of these statements.

                           HERSHEY FOODS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Significant accounting policies employed by the Corporation are discussed below and in other notes to the consolidated financial statements. Certain reclassifications have been made to prior year amounts to conform to the 1998 presentation. Unless otherwise indicated, all shares and per share information have been restated for the two-for-one stock split effective September 13, 1996.

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

Commodities Futures and Options Contracts

  In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas and certain dairy products for anticipated manufacturing requirements, the Corporation enters into commodities futures and options contracts as deemed appropriate to reduce the effect of price fluctuations. In accordance with Statement of Financial Accounting Standards No. 80 "Accounting for Futures Contracts," these futures and options contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost.

Property, Plant and Equipment

  Property, plant and equipment are stated at cost. Depreciation of buildings, machinery and equipment is computed using the straight-line method over the estimated useful lives.

Intangibles Resulting from Business Acquisitions

  Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of businesses acquired (goodwill). Goodwill was $508.0 million and $527.6 million as of December 31, 1998 and 1997, respectively. Goodwill is amortized on a straight-line basis over 40 years. Other intangible assets are amortized on a straight-line basis over the estimated useful lives. The Corporation periodically evaluates whether events or circumstances have occurred indicating that the carrying amount of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Corporation uses an estimate of the acquired business' undiscounted future cash flows compared to the related carrying amount of net assets, including goodwill, to determine if an impairment loss should be recognized.

  Accumulated amortization of intangible assets resulting from business acquisitions was $132.3 million and $116.5 million as of December 31, 1998 and 1997, respectively.

Comprehensive Income

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for the Corporation's 1998 financial statements.

  Results of operations for foreign entities are translated using the average exchange rates during the period. For foreign entities, assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded as a component of other comprehensive income (loss), "Foreign Currency Translation Adjustments."

  A minimum pension liability adjustment is required when the actuarial present value of accumulated pension plan benefits exceeds plan assets and accrued pension liabilities, less allowable intangible assets. Minimum pension liability adjustments, net of income taxes, are recorded as a component of other comprehensive income (loss), "Minimum Pension Liability Adjustments."

  Comprehensive income (loss) is reported on the Consolidated Statements of Stockholders' Equity and accumulated other comprehensive (loss) is reported on the Consolidated Balance Sheets.

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

Research and Development

  The Corporation expenses research and development costs as incurred. Research and development expense was $28.6 million, $27.5 million and $26.1 million in 1998, 1997 and 1996, respectively.

Advertising

  The Corporation expenses advertising costs as incurred. Advertising expense was $187.5 million, $202.4 million and $174.2 million in 1998, 1997 and 1996, respectively. Prepaid advertising as of December 31, 1998 and 1997, was $12.1 million and $2.0 million, respectively.

Computer Software

  In 1997, the Corporation began capitalizing certain costs of computer software developed or obtained for internal use. The amount capitalized as of December 31, 1998 and 1997, was $69.3 million and $29.1 million, respectively. If such costs were capitalized in prior years, the effect would not have been material. Software assets are classified as other non-current assets and are amortized over periods up to five years. Accumulated amortization of capitalized software was $2.8 million and $.2 million as of December 31, 1998 and 1997, respectively.

2. ACQUISITION AND DIVESTITURES

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

  In accordance with the purchase method of accounting, the purchase price of the Leaf acquisition was allocated on a preliminary basis to the underlying assets and liabilities at the date of acquisition based on their estimated respective fair values, which were revised and finalized by the anniversary date of the acquisition. Total liabilities assumed, including debt, were $138.0 million in 1996. Results subsequent to the date of the acquisition are included in the consolidated financial statements.

  Had the acquisition of Leaf occurred at the beginning of 1996, pro forma consolidated results would have been as follows:

     For the year ended December 31,                      1996
    --------------------------------------------------------------
     In thousands of dollars except per share amounts  (unaudited)
     Net sales                                         $4,473,950
     Net income                                           234,000
     Net income per share--Basic                             1.52
     Net income per share--Diluted                           1.50

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

  In December 1998, the Corporation announced that it had signed a definitive agreement providing for the sale of a 94% majority interest of its U.S. pasta business to New World Pasta, LLC. The transaction was completed in January 1999, and included the AMERICAN BEAUTY, IDEAL BY SAN GIORGIO, LIGHT 'N FLUFFY, MRS. WEISS, P&R, RONZONI, SAN GIORGIO and SKINNER pasta brands, along with six manufacturing plants. In the first quarter of 1999, the Corporation received cash proceeds of $450.0 million, retained a 6% minority interest and recorded an after-tax gain of approximately $165.0 million or $1.13 per share--diluted as a result of the transaction. Net sales for the pasta business were $373.1 million, $386.2 million and $407.4 million for 1998, 1997 and 1996, respectively. Net income for the pasta business was $25.9 million, $25.2 million and $18.7 million for 1998, 1997 and 1996, respectively.

  In December 1996, the Corporation completed the sale to Huhtamaki of the outstanding shares of Gubor Holding GmbH (Gubor) and Sperlari S.r.l. (Sperlari). Gubor manufactures and markets high-quality assorted pralines and seasonal chocolate products in Germany and Sperlari manufactures and markets various confectionery and grocery products in Italy. The total proceeds from the sale of the Gubor and Sperlari businesses were $121.7 million. The transaction resulted in an after-tax loss of $35.4 million since no tax benefit associated with the transaction was recorded. Combined net sales for Gubor and Sperlari were $216.6 million in 1996. The sale of Gubor and Sperlari allowed the Corporation to place additional focus on its North American markets and improve financial returns.

  In January 1996, the Corporation completed the sale of the assets of Hershey Canada, Inc.'s PLANTERS nut (Planters) business to Johnvince Foods Group and the LIFE SAVERS and BREATH SAVERS hard candy and BEECH-NUT cough drops (Life Savers) business to Beta Brands Inc. Both transactions were part of a restructuring program announced by the Corporation in late 1994.

3. RENTAL AND LEASE COMMITMENTS

  Rent expense was $39.6 million, $31.8 million and $25.3 million for 1998, 1997 and 1996, respectively. Rent expense pertains to all operating leases, which were principally related to certain administrative buildings, distribution facilities and transportation equipment. Future minimum rental payments under non-cancelable operating leases with a remaining term in excess of one year as of December 31, 1998, were: 1999, $13.3 million; 2000, $13.0 million; 2001,
$12.7 million; 2002, $12.2 million; 2003, $9.3 million; 2004 and beyond, $46.8 million.

4. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

  SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, but may be implemented as of the beginning of any fiscal quarter after issuance. Retroactive application is not permitted. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. Changes in accounting methods will be required for derivative instruments utilized by the Corporation to hedge commodity price, foreign currency exchange rate and interest rate risks. Such derivatives include commodity futures and options contracts, foreign exchange forward and options contracts and interest rate swaps.

  The Corporation anticipates the adoption of SFAS No. 133 as of January 1, 2000. As of December 31, 1998, net deferred losses on derivatives of approximately $16.5 million after tax would have been reported as a component of other comprehensive loss and classified as accumulated other comprehensive loss on the consolidated balance sheets upon adoption of SFAS No. 133.

5. FINANCIAL INSTRUMENTS

  The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 1998 and 1997, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, was $879.2 million as of December 31, 1998, compared to a fair value of $1.0 billion based on quoted market prices for the same or similar debt issues. The carrying value of long-term debt, including the current portion, was $904.2 million as of December 31, 1997, compared to a fair value of $961.0 million.

  As of December 31, 1998, the Corporation had foreign exchange forward contracts maturing in 1999 and 2000 to purchase $10.5 million in foreign currency, primarily British sterling and Dutch gilders, and to sell $9.6 million in Japanese yen at contracted forward rates.

  As of December 31, 1997, the Corporation had foreign exchange forward contracts maturing in 1998 and 1999 to purchase $19.2 million in foreign currency, primarily British sterling, and to sell $16.7 million in foreign currency, primarily Japanese yen and Canadian dollars, at contracted forward rates.

  To hedge foreign currency exposure related to anticipated transactions associated with the purchase of certain raw materials and finished goods generally covering 3 to 24 months, the Corporation, from time to time, also purchases foreign exchange options which permit, but do not require, the Corporation to exchange foreign currencies at a future date with another party at a contracted exchange rate. No options were outstanding as of December 31, 1998. As of December 31, 1997, the Corporation had purchased foreign exchange options of $3.6 million, related to Swiss francs.

  The fair value of foreign exchange forward contracts is estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences, and the fair value of foreign exchange options is estimated using active market quotations. As of December 31, 1998 and 1997, the fair value of foreign exchange forward and options contracts approximated the contract value. The Corporation does not hold or issue financial instruments for trading purposes.

  In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swap agreements to effectively convert a portion of its floating rate debt to fixed rate debt. As of December 31, 1998 and 1997, the Corporation had agreements outstanding with an aggregate notional amount of $75.0 million and $150.0 million with maturities through September 1999 and September 1998, respectively. As of December 31, 1998 and 1997, interest rates payable were at a weighted average fixed rate of 6.3%. As of December 31, 1998 and 1997, interest rates receivable of 5.2% and 5.7%, respectively, were based on 30-day commercial paper composite rates. Any interest rate differential on interest rate swaps is recognized as an adjustment to interest expense over the term of each agreement. The Corporation's risk related to swap agreements is limited to the cost of replacing such agreements at prevailing market rates.

6. INTEREST EXPENSE

  Interest expense, net consisted of the following:

For the years ended December 31,       1998     1997     1996
----------------------------------------------------------------
In thousands of dollars
Long-term debt and lease obligations  $67,538  $48,737  $30,818
Short-term debt                        23,657   32,284   22,752
Capitalized interest                   (2,547)  (1,883)  (1,534)
                                      -------  -------  -------
Interest expense, gross                88,648   79,138   52,036
Interest income                        (2,991)  (2,883)  (3,993)
                                      -------  -------  -------
Interest expense, net                 $85,657  $76,255  $48,043
                                      =======  =======  =======

7. SHORT-TERM DEBT

  Generally, the Corporation's short-term borrowings are in the form of commercial paper or bank loans with an original maturity of three months or less. In December 1995, the Corporation entered into committed credit facility agreements with a syndicate of banks under which it could borrow up to $600 million, with options to increase borrowings by $1.0 billion with the concurrence of the banks. Of the total committed credit facility, $200 million was for a renewable 364-day term and $400 million was effective for a five-year term. In December 1998, the short-term credit facility agreement was renewed for a total of $177 million. The long-term credit facility agreement was amended and renewed in December 1997 and will expire in December 2002. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions. As of December 31, 1997, $150.0 million of commercial paper borrowings were reclassified as long-term debt in accordance with the Corporation's intent and ability to refinance such obligations on a long-term basis. A similar reclassification was not recorded as of December 31, 1998, because the Corporation intends to reduce commercial paper borrowings during 1999.

  The Corporation also maintains lines of credit arrangements with domestic and international commercial banks, under which it could borrow in various currencies up to approximately $23.0 million and $20.7 million as of December 31, 1998 and 1997, respectively, at the lending banks' prime commercial interest rates or lower. The Corporation had combined domestic commercial paper borrowings, including the portion classified as long-term debt as of December 31, 1997, and short-term foreign bank loans against its credit facilities and lines of credit of $345.9 million as of December 31, 1998, and $382.5 million as of December 31, 1997. The weighted average interest rates on short-term borrowings outstanding as of December 31, 1998 and 1997, were 5.2% and 5.7%, respectively.

  The credit facilities and lines of credit were supported by commitment fee arrangements. The average fee during 1998 was less than .1% per annum of the commitment. The Corporation's credit facility agreements contain a financial covenant which requires that a specified interest and fixed charge ratio be maintained. These agreements are also subject to other representations and covenants which do not materially restrict the Corporation's activities. The Corporation is in compliance with all covenants included in the credit facility agreements. There were no significant compensating balance agreements which legally restricted these funds.

  As a result of maintaining a consolidated cash management system, the Corporation maintains overdraft positions at certain banks. Such overdrafts, which were included in accounts payable, were $57.0 million and $30.7 million as of December 31, 1998 and 1997, respectively.

8. LONG-TERM DEBT

  Long-term debt consisted of the following:

December 31,                                                1998      1997
-----------------------------------------------------------------------------
In thousands of dollars
Commercial Paper at interest rates ranging from 5.64% to
 6.55%                                                    $    --  $  150,000
Medium-term Notes, 8.875% due 1998                             --      25,000
6.7% Notes due 2005                                        200,000    200,000
6.95% Notes due 2007                                       150,000    150,000
6.95% Notes due 2012                                       150,000    150,000
8.8% Debentures due 2021                                   100,000    100,000
7.2% Debentures due 2027                                   250,000    250,000
Other obligations, net of unamortized debt discount         29,192     29,231
                                                          -------- ----------
Total long-term debt                                       879,192  1,054,231
Less--current portion                                           89     25,095
                                                          -------- ----------
Long-term portion                                         $879,103 $1,029,136
                                                          ======== ==========

  As of December 31, 1997, $150.0 million of commercial paper borrowings were reclassified as long-term debt. A similar reclassification was not recorded as of December 31, 1998, because the Corporation intends to reduce commercial paper borrowings during 1999.

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

  Aggregate annual maturities during the next five years are: 1999, $.1 million; 2000, $2.2 million; 2001, $.2 million; 2002, $.2 million; and 2003, $17.1 million. The Corporation's debt is principally unsecured and of equal priority. None of the debt is convertible into stock of the Corporation. The Corporation is in compliance with all covenants included in the related debt agreements.

9. INCOME TAXES

  The provision for income taxes was as follows:

For the years ended December 31,       1998      1997     1996
----------------------------------------------------------------
In thousands of dollars Current:
  Federal                            $119,706  $177,145 $158,040
  State                                10,498    20,252   23,288
  Foreign                               3,673     3,392    2,360
                                     --------  -------- --------
Current provision for income taxes    133,877   200,789  183,688
                                     --------  -------- --------
Deferred:
  Federal                              73,422     9,370   12,952
  State                                10,568     5,103    8,134
  Foreign                              (1,749)    2,442    1,777
                                     --------  -------- --------
Deferred provision for income taxes    82,241    16,915   22,863
                                     --------  -------- --------
Total provision for income taxes     $216,118  $217,704 $206,551
                                     ========  ======== ========

  The tax effects of the significant temporary differences which comprised the deferred tax assets and liabilities were as follows:

December 31,                                  1998     1997
-------------------------------------------------------------
In thousands of dollars Deferred tax assets:
  Post-retirement benefit obligations       $ 87,954 $ 91,706
  Accrued expenses and other reserves         96,843   91,067
  Accrued trade promotion reserves            28,118   30,905
  Other                                       21,530   23,234
                                            -------- --------
    Total deferred tax assets                234,445  236,912
                                            -------- --------
Deferred tax liabilities:
  Depreciation                               308,074  302,675
  Other                                      188,967  117,292
                                            -------- --------
    Total deferred tax liabilities           497,041  419,967
                                            -------- --------
Net deferred tax liabilities                $262,596 $183,055
                                            ======== ========
Included in:
  Current deferred tax assets, net          $ 58,505 $ 84,024
  Non-current deferred tax liabilities, net  321,101  267,079
                                            -------- --------
Net deferred tax liabilities                $262,596 $183,055
                                            ======== ========

  The following table reconciles the Federal statutory income tax rate with the Corporation's effective income tax rate:

For the years ended December 31,                              1998  1997  1996
-------------------------------------------------------------------------------
Federal statutory income tax rate                             35.0% 35.0% 35.0%
Increase (reduction) resulting from:
  State income taxes, net of Federal income tax benefits       3.0   3.4   4.7
  Non-deductible acquisition costs                              .9    .9    .6
  Loss on disposal of businesses for which no tax benefit was
   provided                                                    --    --    2.6
  Other, net                                                   (.1)  --     .2
                                                              ----  ----  ----
Effective income tax rate                                     38.8% 39.3% 43.1%
                                                              ====  ====  ====

  In January 1999, the Corporation received a Notice of Proposed Deficiency (Notice) from the Internal Revenue Service (IRS) related to the years 1989 through 1996. The most significant issue pertains to the Corporate Owned Life Insurance (COLI) program which was implemented by the Corporation in 1989. The IRS proposed the disallowance of interest expense deductions associated with the underlying life insurance policies. The Corporation believes that it has fully complied with the tax law as it relates to its COLI program. The Corporation expects to file a protest of the proposed deficiency with the Appeals section of the IRS in early 1999 and intends to vigorously defend its position on this matter.

10. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

  The Corporation's policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 and Federal income tax laws, respectively. Non-domestic pension liabilities are funded in accordance with applicable local laws and regulations. Plan assets are invested in a broadly diversified portfolio consisting primarily of domestic and international common stocks and fixed income securities. Other benefits include health care and life insurance provided by the Corporation under two post-retirement benefit plans.

  Effective December 31, 1998, the Corporation adopted Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pension and Other Post-Retirement Benefits (SFAS No. 132). The provisions of SFAS No. 132 revise employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of these plans.

  A summary of the changes in benefit obligations and plan assets as of December 31, 1998 and 1997 is presented below:

                                     Pension Benefits       Other Benefits
                                    --------------------  --------------------
December 31,                          1998       1997       1998       1997
-------------------------------------------------------------------------------
In thousands of dollars
Change in benefits obligation
Benefits obligation at beginning
 of year                             $602,081   $503,528  $ 206,695  $ 176,301
Service cost                           27,621     26,177      4,452      4,390
Interest cost                          41,855     39,385     13,524     13,395
Amendments                               (440)     9,840    (17,427)       967
Actuarial loss                         72,944     32,325     54,698     18,332
Acquisition                               --      26,560     (1,799)     1,677
Other                                  (2,440)    (1,587)      (228)      (154)
Benefits paid                         (49,199)   (34,147)    (8,875)    (8,213)
                                    ---------  ---------  ---------  ---------
Benefits obligation at end of year    692,422    602,081    251,040    206,695
                                    ---------  ---------  ---------  ---------
Change in plan assets
Fair value of plan assets at
 beginning of year                    566,810    450,426        --         --
Actual return on plan assets           91,338     86,405        --         --
Acquisition                               --      38,328        --         --
Employer contribution                  20,634     26,855      8,875      8,213
Other                                  (1,542)    (1,057)       --         --
Benefits paid                         (49,199)   (34,147)    (8,875)    (8,213)
                                    ---------  ---------  ---------  ---------
Fair value of plan assets at end
 of year                              628,041    566,810        --         --
                                    ---------  ---------  ---------  ---------
Funded status                         (64,381)   (35,271)  (251,040)  (206,695)
Unrecognized transition obligation        (91)       193        --         --
Unrecognized prior service cost        35,854     39,337    (33,202)   (25,685)
Unrecognized net actuarial loss
 (gain)                                 6,164    (27,318)    59,589      4,330
Intangible asset                       (1,261)    (6,336)       --         --
Accumulated other comprehensive
 income                                (6,750)       --         --         --
Prior service cost recognized due
 to curtailment                           --         --      12,991        --
Unrecognized prior service cost
 due to amendment                         --         --      (6,924)       --
                                    ---------  ---------  ---------  ---------
(Accrued) benefits cost             $ (30,465) $ (29,395) $(218,586) $(228,050)
                                    =========  =========  =========  =========
Weighted-average assumptions
Discount rate                            6.40%      7.00%      6.40%      7.00%
Expected long-term rate of return
 on assets                               9.50       9.50        N/A        N/A
Rate of increase in compensation
 levels                                  4.80       4.80        N/A        N/A

  For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999 and future years.

  The Corporation's acquisition of the Leaf business in 1996 included its pension plan. The Leaf pension plan was merged into the Hershey Foods Corporation Retirement Plan as of December 31, 1997.

  As of December 31, 1998, for pension plans with accumulated benefit obligations in excess of plan assets, the related projected benefit obligation, accumulated benefit obligation and the fair value of plan assets were $81.1 million, $66.9 million and $22.7 million, respectively.

  As of December 31, 1997, for pension plans with accumulated benefit obligations in excess of plan assets, the related projected benefit obligation and accumulated benefit obligation were $36.4 million and $34.9 million, respectively. As of December 31, 1997, there were no funded pension plans with accumulated benefit obligations in excess of plan assets.

  A summary of the components of net periodic benefits cost for the years ended December 31, 1998 and 1997 is presented below:

                                          Pension Benefits    Other Benefits
                                          ------------------  ----------------
For the years ended December 31,            1998      1997     1998     1997
-------------------------------------------------------------------------------
In thousands of dollars
Components of net periodic benefits cost
Service cost                              $ 27,621  $ 26,177  $ 4,452  $ 4,390
Interest cost                               41,855    39,385   13,524   13,395
Expected return on plan assets             (53,399)  (42,700)     --       --
Amortization of prior service cost           2,941       190   (2,986)  (2,252)
Recognized net actuarial loss (gain)           717    (1,652)     --       --
Other                                          --        --         9        6
                                          --------  --------  -------  -------
Corporate sponsored plans                   19,735    21,400   14,999   15,539
Multi-employer plans                         1,571     1,627      --       --
Administrative expenses                        796       864      --       --
                                          --------  --------  -------  -------
Net periodic benefits cost                $ 22,102  $ 23,891  $14,999  $15,539
                                          ========  ========  =======  =======

  The Corporation has two post-retirement benefit plans. The health care plan is contributory, with participants' contributions adjusted annually, and the life insurance plan is non-contributory. Effective December 1998, for all eligible employees under age 45, the Corporation will provide annual contributions into the Employee Savings Stock Investment and Ownership Plan (ESSIOP) instead of providing coverage under the current retiree medical plan. This change resulted in the immediate recognition of a $13.0 million pre-tax gain which is not included above as a component of net periodic benefits cost. The changes apply to all U.S. full-time salaried employees, and all non-union hourly plant employees working outside of Hershey, PA.

  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                      1 Percentage Point 1 Percentage Point
                                           Increase          (Decrease)
---------------------------------------------------------------------------
In thousands of dollars
Effect on total service and interest
 cost components                           $   940            $   (872)
Effect on post-retirement benefit
 obligation                                 12,935             (11,552)

  A minimum pension liability adjustment is required when the actuarial present value of accumulated plan benefits exceeds plan assets and accrued pension liabilities. In 1998, a minimum liability adjustment of $4.1 million, less allowable intangible assets, net of a deferred tax benefit of $2.7 million, was recorded as a component of other comprehensive loss and reported in accumulated other comprehensive loss as a component of stockholders' equity.

11. EMPLOYEE STOCK OWNERSHIP TRUST

  The Corporation's employee stock ownership trust (ESOP) serves as the primary vehicle for contributions to its existing ESSIOP for participating domestic salaried and hourly employees. The ESOP was funded by a 15-year 7.75% loan of $47.9 million from the Corporation. During 1998 and 1997, the ESOP received a combination of dividends on unallocated shares and contributions from the Corporation equal to the amount required to meet its principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 159,176 shares of Common Stock each year. As of December 31, 1998, the ESOP held 927,863 allocated shares and 1,273,400 unallocated shares. All ESOP shares are considered outstanding for income per share computations.

  The Corporation recognized net compensation expense equal to the shares allocated multiplied by the original cost of $20 1/16 per share less dividends received by the ESOP on unallocated shares. Compensation expense related to the ESOP for 1998, 1997 and 1996 was $1.0 million, $1.4 million and $1.8 million, respectively. Dividends paid on unallocated ESOP shares were $1.2 million in 1998 and $1.3 million in 1997 and 1996. The unearned ESOP compensation balance in stockholders' equity represented deferred compensation expense to be recognized by the Corporation in future years as additional shares are allocated to participants.

12. CAPITAL STOCK AND NET INCOME PER SHARE

  As of December 31, 1998, the Corporation had 530,000,000 authorized shares of capital stock. Of this total, 450,000,000 shares were designated as Common Stock, 75,000,000 shares as Class B Common Stock (Class B Stock), and 5,000,000 shares as Preferred Stock, each class having a par value of one dollar per share. As of December 31, 1998, a combined total of 179,950,872 shares of both classes of common stock had been issued of which 143,146,715 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 1998.

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

  Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 1998, 1997 and 1996, a total of 18,000 shares, 13,000 shares and 2,000 shares, respectively, of Class B Stock were converted into Common Stock.

  Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (Milton Hershey School Trust), as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held a total of 14,531,294 shares of the Common Stock, and as Trustee for the benefit of Milton Hershey School, held 30,306,006 shares of the Class B Stock as of December 31, 1998, and was entitled to cast approximately 76% of the total votes of both classes of the Corporation's common stock. The Milton Hershey School Trust must approve the issuance of shares of Common Stock or any other action which would result in the Milton Hershey School Trust not continuing to have voting control of the Corporation.

  A total of 9,861,119 shares of Common Stock have been repurchased for approximately $287.5 million under share repurchase programs which were approved by the Corporation's Board of Directors in 1993 and 1996. Of the shares repurchased, 528,000 shares were retired, 529,498 shares were reissued to satisfy stock options obligations and the remaining 8,803,621 shares were held as Treasury Stock as of December 31, 1998. In August 1997, the Corporation purchased an additional

9,900,990 shares of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $500.0 million. This was in addition to the 18,099,546 shares purchased from the Milton Hershey School Trust in August 1995 for $500.0 million. A total of 36,804,157 shares were held as Treasury Stock as of December 31, 1998.

  Basic and Diluted Earnings per Share were computed based on the weighted average number of shares of the Common Stock and the Class B Stock outstanding as follows:

                                      Per-
For the year ended December 31,       Income       Shares     Share
1998                                (Numerator) (Denominator) Amount
--------------------------------------------------------------------
In thousands of dollars except
shares and per share amounts
Net Income per Share--Basic
Net income                           $340,888    143,446,421  $2.38
                                                              =====
Effect of Dilutive Securities
Stock options                             --       2,008,355
Performance stock units                   --         106,968
Restricted stock units                    --           1,238
                                     --------    -----------
Net Income per Share--Diluted
Net income and assumed conversions   $340,888    145,562,982  $2.34
                                     ========    ===========  =====

                                      Per-
For the year ended December 31,       Income       Shares     Share
1997                                (Numerator) (Denominator) Amount
--------------------------------------------------------------------
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
                                     ========    ===========  =====

                                      Per-
For the year ended December 31,       Income       Shares     Share
1996                                (Numerator) (Denominator) Amount
--------------------------------------------------------------------
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
                                     ========    ===========  =====

13. STOCK COMPENSATION PLAN

  The long-term portion of the Key Employee Incentive Plan (KEIP), provides for grants of stock-based compensation awards to senior executives and key employees of one or more of the following: non-qualified stock options (fixed stock options), performance stock units, stock appreciation rights and restricted stock units. The KEIP also provides for the deferral of performance stock unit awards by participants. As of December 31, 1998, 15.3 million shares were authorized for grants under the long-term portion of the KEIP.

  In 1996, the Corporation's Board of Directors approved a world-wide, broad-based employee stock option program, called HSY Growth. HSY Growth provides all eligible employees with a one-time grant of 100 non-qualified stock options. Under HSY Growth, over 1.2 million shares were granted on January 7, 1997.

  The Corporation applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," and related Interpretations in accounting for the KEIP and HSY Growth. Accordingly, no compensation cost has been recognized for its fixed stock option grants. Had compensation cost for the Corporation's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the KEIP and HSY Growth consistent with the method of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," the Corporation's net income and net income per share would have been reduced to the pro forma amounts indicated below:

   For the years ended December 31,                    1998     1997     1996
  -----------------------------------------------------------------------------
   In thousands of dollars except per share amounts
   Net income                 As reported            $340,888 $336,251 $273,186
                              Pro forma               329,621  330,710  266,517
   Net income per share--
    Basic                     As reported            $   2.38 $   2.25 $   1.77
                              Pro forma                  2.30     2.22     1.73
   Net income per share--
    Diluted                   As reported            $   2.34 $   2.23 $   1.75
                              Pro forma                  2.26     2.19     1.71

  The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yields of 1.6%, 1.9% and 2.4%, expected volatility of 21%, 20% and 20%, risk-free interest rates of 5.9%, 6.2% and 5.6%, and expected lives of 6.5, 5.7 and
7.5 years.

Fixed Stock Options

  The exercise price of each option equals the market price of the Corporation's Common Stock on the date of grant. Under the KEIP, options are granted in January and generally vest at the end of the second year and have a maximum term of ten years. Options granted under the HSY Growth program vest at the end of the fifth year and have a term of ten years.

  A summary of the status of the Corporation's fixed stock options as of December 31, 1998, 1997, and 1996, and changes during the years ending on those dates is presented below:

                                 1998                 1997                  1996
                          -------------------- -------------------- ---------------------
                                     Weighted-            Weighted-             Weighted-
                                      Average              Average               Average
                                     Exercise             Exercise              Exercise
Fixed Options              Shares      Price    Shares      Price     Shares      Price
-----------------------------------------------------------------------------------------
Outstanding at beginning
 of year                  6,713,920   $31.73   5,902,220   $27.40    4,435,800   $22.54
Granted                   1,739,050   $61.22   1,485,250   $44.64    2,619,200   $33.08
Exercised                  (751,600)  $25.78    (656,350)  $21.94   (1,062,980)  $20.74
Forfeited                   (36,100)  $52.61     (17,200)  $33.06      (89,800)  $31.92
                          ---------            ---------            ----------
Outstanding at end of
 year                     7,665,270   $38.91   6,713,920   $31.73    5,902,220   $27.40
                          =========            =========            ==========
Options exercisable at
 year-end                 4,480,670   $28.45   3,013,670   $24.38    3,670,020   $23.94
                          =========            =========            ==========
Weighted-average fair
 value of options
 granted during the year
 (per share)              $   18.30            $   11.66            $     8.70
                          =========            =========            ==========

  The increase in the weighted-average fair value of options reflects higher grant prices and lower dividend yields.

  The following table summarizes information about fixed stock options outstanding as of December 31, 1998:

                                Options Outstanding                   Options Exercisable
                    ------------------------------------------- --------------------------------
                                     Weighted-
                                      Average
                        Number       Remaining     Weighted-         Number         Weighted-
Range of Exercise   Outstanding as  Contractual     Average     Exercisable as of    Average
Prices               of 12/31/98   Life in Years Exercise Price     12/31/98      Exercise Price
------------------------------------------------------------------------------------------------
$17 11/16-26 1/2      2,194,970         4.4          $23.63         2,194,970         $23.63
$33 1/16-44 1/2       3,728,050         7.4          $37.50         2,285,700         $33.07
$56 1/4-63 11/16      1,742,250         9.0          $61.17               --
                      ---------                                     ---------
$17 11/16-63 11/16    7,665,270         6.9          $38.91         4,480,670         $28.45
                      =========                                     =========

Performance Stock Units

  Under the long-term portion of the KEIP, each January the Corporation grants selected executives and other key employees performance stock units whose vesting is contingent upon the achievement of certain performance objectives. If at the end of three-year performance cycles, targets for financial measures of earnings per share, economic value added and free cash flow are met, the full number of shares are awarded to the participants. The performance scores can range from 0% to 150% of the targeted amounts. The compensation cost charged against income for the performance-based plan was $6.6 million, $9.1 million and $5.8 million for 1998, 1997, and 1996, respectively. The compensation cost associated with the long-term portion of the KEIP is recognized ratably over the three-year term based on the year-end market value of the stock. Performance stock units and restricted stock units granted for potential future distribution were as follows:

     For the years ended December 31,               1998    1997    1996
    ----------------------------------------------------------------------
     Shares granted                                 48,150  95,250  86,000
     Weighted-average fair value at date of grant  $ 61.54 $ 45.17 $ 33.56

  Deferred performance stock units, deferred directors' fees and accumulated dividend amounts totaled 373,933 shares as of December 31, 1998.

  No stock appreciation rights were outstanding as of December 31, 1998.

14. SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts Receivable--Trade

  In the normal course of business, the Corporation extends credit to customers which satisfy pre-defined credit criteria. The Corporation believes that it has little concentration of credit risk due to the diversity of its customer base. Receivables, as shown on the consolidated balance sheets, were net of allowances and anticipated discounts of $19.9 million and $15.8 million as of December 31, 1998 and 1997, respectively.

Inventories

  The Corporation values the majority of its inventories under the last-in, first-out (LIFO) method and the remaining inventories at the lower of first-in, first-out (FIFO) cost or market. LIFO cost of inventories valued using the LIFO method was $342.9 million and $372.7 million as of December 31, 1998 and 1997, respectively, and all inventories were stated at amounts that did not exceed realizable values. Total inventories were as follows:

      December 31,               1998       1997
     -----------------------------------------------
      In thousands of dollars
      Raw materials            $ 205,111  $ 223,702
      Goods in process            38,420     36,015
      Finished goods             340,442    334,639
                               ---------  ---------
      Inventories at FIFO        583,973    594,356
      Adjustment to LIFO         (90,724)   (88,831)
                               ---------  ---------
      Total inventories        $ 493,249  $ 505,525
                               =========  =========

Property, Plant and Equipment

  Property, plant and equipment balances included construction in progress of $96.6 million and $144.0 million as of December 31, 1998 and 1997, respectively. Major classes of property, plant and equipment were as follows:

      December 31,                             1998         1997
     ----------------------------------------------------------------
      In thousands of dollars
      Land                                  $    30,871  $    31,340
      Buildings                                 541,181      540,729
      Machinery and equipment                 2,130,735    2,015,161
                                            -----------  -----------
      Property, plant and equipment, gross    2,702,787    2,587,230
      Accumulated depreciation               (1,054,729)    (938,993)
                                            -----------  -----------
      Property, plant and equipment, net    $ 1,648,058  $ 1,648,237
                                            ===========  ===========

Accrued Liabilities

  Accrued liabilities were as follows:

      December 31,                      1998      1997
     ----------------------------------------------------
      In thousands of dollars
      Payroll and other compensation  $  87,666 $  92,102
      Advertising and promotion          67,916    86,184
      Other                             138,833   193,259
                                      --------- ---------
      Total accrued liabilities       $ 294,415 $ 371,545
                                      ========= =========

Other Long-term Liabilities

  Other long-term liabilities were as follows:

      December 31,                         1998      1997
     -------------------------------------------------------
      In thousands of dollars
      Accrued post-retirement benefits   $ 206,345 $ 216,901
      Other                                140,424   129,599
                                         --------- ---------
      Total other long-term liabilities  $ 346,769 $ 346,500
                                         ========= =========

15. SEGMENT INFORMATION

  The Corporation operates in a single consumer foods line of business, encompassing the manufacture, distribution and sale of confectionery, grocery and pasta products. Consolidated net sales represented primarily sales of confectionery products. The Corporation's principal operations and markets are located in the United States. The Corporation also manufactures, markets, sells and distributes confectionery and grocery products in Canada and Mexico, imports and/or markets selected confectionery and grocery products in Japan, China and the Philippines, and markets confectionery products in over 90 countries worldwide.

  Net sales and long-lived assets of businesses outside of the United States were not significant. Sales to Wal-Mart Stores, Inc. and Subsidiaries exceeded 10% of total net sales and amounted to approximately $619.1 million, $529.6 million and $471.3 million in 1998, 1997 and 1996, respectively.

16. QUARTERLY DATA (Unaudited)

Summary quarterly results were as follows:

Year 1998                           First     Second    Third      Fourth
---------------------------------------------------------------------------
In thousands of dollars except per share
amounts
Net sales                         $1,098,076 $880,399 $1,217,237 $1,239,903
Gross profit                         445,736  357,684    510,632    496,506
Net income                            75,433   47,965    107,533    109,957
Net income per share--Basic              .53      .33        .75        .77
Net income per share--Diluted(a)         .52      .33        .74        .76
Year 1997                           First     Second    Third      Fourth
---------------------------------------------------------------------------
In thousands of dollars except per share
amounts
Net sales                         $1,002,469 $905,729 $1,151,610 $1,242,428
Gross profit                         413,188  375,411    479,006    545,735
Net income                            68,894   50,564    100,673    116,120
Net income per share--Basic(a)           .45      .33        .68        .81
Net income per share--Diluted(a)         .45      .33        .67        .80
--------
(a) Quarterly income per share amounts do not total to the annual amounts due to changes in weighted average shares outstanding during the year.

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

  The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose appointment was ratified by stockholder vote at the stockholders' meeting held on April 28, 1998. Their report expresses an opinion that the Corporation's financial statements are fairly stated in conformity with generally accepted accounting principles, and they have indicated to us that their audit was performed in accordance with generally accepted auditing standards which are designed to obtain reasonable assurance about whether the financial statements are free of material misstatement.

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

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Hershey Foods Corporation:

  We have audited the accompanying consolidated balance sheets of Hershey Foods Corporation (a Delaware Corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998, appearing on pages A-12 through A-32. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hershey Foods Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

New York, New York
January 29, 1999

                           HERSHEY FOODS CORPORATION
                   ELEVEN-YEAR CONSOLIDATED FINANCIAL SUMMARY

                All dollar and share amounts in thousands except
                     market price and per share statistics

                            10-Year
                           Compound
                          Growth Rate       1998            1997            1996
                          ----------- ----------------  -------------  ---------------
Summary of Operations(a)
 Net Sales                    7.42%   $      4,435,615      4,302,236        3,989,308
                                      ----------------  -------------  ---------------
 Cost of Sales                7.06%   $      2,625,057      2,488,896        2,302,089
 Selling, Marketing and
  Administrative              7.33%   $      1,167,895      1,183,130        1,124,087
 Non-recurring
  Credits/(Charges)(m)                $            --             --           (35,352)
 Interest Expense, Net       11.08%   $         85,657         76,255           48,043
 Income Taxes                 8.96%   $        216,118        217,704          206,551
                                      ----------------  -------------  ---------------
 Income from Continuing
  Operations Before
  Accounting Changes          8.96%   $        340,888        336,251          273,186
 Net Cumulative Effect
  of Accounting Changes               $            --             --               --
 Discontinued Operations              $            --             --               --
                                      ----------------  -------------  ---------------
 Net Income                   4.77%   $        340,888        336,251          273,186
                                      ================  =============  ===============
 Income Per Share:(b)
  From Continuing
   Operations Before
   Accounting Changes
    --Basic                  11.52%   $           2.38           2.25             1.77(h)
    --Diluted                11.33%   $           2.34           2.23             1.75
  Net Cumulative Effect
   of Accounting Changes
    --Basic and Diluted               $            --             --               --
  Net Income--Basic           7.27%   $           2.38           2.25             1.77(h)
  Net Income--Diluted         7.09%   $           2.34           2.23             1.75
 Weighted Average Shares
  Outstanding--Basic(b)                        143,446        149,174          154,334
 Weighted Average Shares
  Outstanding--
  Diluted(b)                                   145,563        151,016          155,690
 Dividends Paid on
  Common Stock                7.68%   $        103,616         98,390           93,884
  Per Share(b)               10.80%   $           .920           .840             .760
 Dividends Paid on Class
  B Common Stock             10.83%   $         25,428         23,156           20,879
  Per Share(b)               10.87%   $           .835           .760             .685
 Income from Continuing
  Operations Before
  Accounting Changes as
  a Percent of Net Sales                           7.7%           7.8%             7.7%(c)
 Depreciation                12.22%   $        138,489        135,016          119,443
 Advertising                  6.59%   $        187,505        202,408          174,199
 Promotion                    7.39%   $        469,709        451,580          429,208
 Payroll                      6.55%   $        563,045        524,827          491,677
Year-end Position and
 Statistics(a)
 Capital Additions            4.72%   $        161,328        172,939          159,433
 Total Assets                 6.79%   $      3,404,098      3,291,236        3,184,796
 Long-term Portion of
  Debt                       14.20%   $        879,103      1,029,136          655,289
 Stockholders' Equity          .36%   $      1,042,301        852,806        1,161,021
 Operating Return on
  Average Stockholders'
  Equity                                          36.0%          33.4%            27.5%
 Operating Return on
  Average Invested
  Capital                                         17.4%          17.5%            17.8%
 Full-time Employees                            14,700         14,900           14,000
Stockholders' Data(b)
 Outstanding Shares of
  Common Stock and
  Class B Common Stock
  at Year-end                                  143,147        142,932          152,942
 Market Price of Common
  Stock at Year-end          16.94%   $        62 3/16       61 15/16           43 3/4
 Range During Year                    $76 3/8-59 11/16  63 7/8-42 1/8  51 3/4-31 15/16
--------
See Notes to the Eleven-Year Consolidated Financial Summary on page A-37.

                                      A-35


                              1995              1994               1993                1992            1991
                          -----------     --------------     ---------------     --------------  --------------
Summary of Operations(a)
 Net Sales                  3,690,667          3,606,271           3,488,249          3,219,805       2,899,165
                          -----------     --------------     ---------------     --------------  --------------
 Cost of Sales              2,126,274          2,097,556           1,995,502          1,833,388       1,694,404
 Selling, Marketing and
  Administrative            1,053,758          1,034,115           1,035,519            958,189         814,459
 Non-recurring
  Credits/(Charges)(m)            151           (106,105)             80,642                --              --
 Interest Expense, Net         44,833             35,357              26,995             27,240          26,845
 Income Taxes                 184,034            148,919             213,642            158,390         143,929
                          -----------     --------------     ---------------     --------------  --------------
 Income from Continuing
  Operations Before
  Accounting Changes          281,919            184,219             297,233            242,598         219,528
 Net Cumulative Effect
  of Accounting Changes           --                 --             (103,908)               --              --
 Discontinued Operations          --                 --                  --                 --              --
                          -----------     --------------     ---------------     --------------  --------------
 Net Income                   281,919            184,219             193,325            242,598         219,528
                          ===========     ==============     ===============     ==============  ==============
 Income Per Share:(b)
  From Continuing
   Operations Before
   Accounting Changes
    --Basic                      1.70(i)            1.06 (j)            1.65(k)            1.34            1.21
    --Diluted                    1.69               1.05                1.65               1.34            1.21
  Net Cumulative Effect
   of Accounting Changes
    --Basic and Diluted           --                 --                 (.58)               --              --
  Net Income--Basic              1.70(i)            1.06 (j)            1.07(k)            1.34            1.21
  Net Income--Diluted            1.69               1.05                1.07               1.34            1.21
 Weighted Average Shares
  Outstanding--Basic(b)       166,036            174,367             179,929            180,775         180,767
 Weighted Average Shares
  Outstanding--
  Diluted(b)                  166,721            174,740             180,495            181,160         181,112
 Dividends Paid on
  Common Stock                 91,190             89,660              84,711             77,174          70,426
  Per Share(b)                   .685               .625                .570               .515            .470
 Dividends Paid on Class
  B Common Stock               18,900             17,301              15,788             14,270          12,975
  Per Share(b)                   .620              .5675               .5175              .4675            .425
 Income from Continuing
  Operations Before
  Accounting Changes as
  a Percent of Net Sales          7.6%               7.3%(d)             7.4%(e)            7.5%            7.6%
 Depreciation                 119,438            114,821             100,124             84,434          72,735
 Advertising                  159,200            120,629             130,009            137,631         117,049
 Promotion                    402,454            419,164             444,546            398,577         325,465
 Payroll                      461,928            472,997             469,564            433,162         398,661
Year-end Position and
 Statistics(a)
 Capital Additions            140,626            138,711             211,621            249,795         226,071
 Total Assets               2,830,623          2,890,981           2,855,091          2,672,909       2,341,822
 Long-term Portion of
  Debt                        357,034            157,227             165,757            174,273         282,933
 Stockholders' Equity       1,082,959          1,441,100           1,412,344          1,465,279       1,335,251
 Operating Return on
  Average Stockholders'
  Equity                         22.2%              18.5%               17.8%              17.3%           17.0%
 Operating Return on
  Average Invested
  Capital                        17.1%              15.6%               15.0%              14.4%           13.8%
 Full-time Employees           13,300             14,000              14,300             13,700          14,000
Stockholders' Data(b)
 Outstanding Shares of
  Common Stock and
  Class B Common Stock
  at Year-end                 154,532            173,470             175,226            180,373         180,373
 Market Price of Common
  Stock at Year-end            32 1/2            24 3/16              24 1/2             23 1/2         22 3/16
 Range During Year        33 15/16-24     26 3/4-20 9/16     27 15/16-21 3/4     24 3/16-19 1/8  22 1/4-17 9/16

                               1990                1989             1988
                          ---------------     --------------  -----------------
Summary of Operations(a)
 Net Sales                      2,715,609          2,420,988         2,168,048
                          ---------------     --------------  -----------------
 Cost of Sales                  1,588,360          1,455,612         1,326,458
 Selling, Marketing and
  Administrative                  776,668            655,040           575,515
 Non-recurring
  Credits/(Charges)(m)             35,540                --                --
 Interest Expense, Net             24,603             20,414            29,954
 Income Taxes                     145,636            118,868            91,615
                          ---------------     --------------  -----------------
 Income from Continuing
  Operations Before
  Accounting Changes              215,882            171,054           144,506
 Net Cumulative Effect
  of Accounting Changes               --                 --                --
 Discontinued Operations              --                 --             69,443
                          ---------------     --------------  -----------------
 Net Income                       215,882            171,054           213,949
                          ===============     ==============  =================
 Income Per Share:(b)
  From Continuing
   Operations Before
   Accounting Changes
    --Basic                          1.19(l)             .95               .80
    --Diluted                        1.19                .95               .80
  Net Cumulative Effect
   of Accounting Changes
    --Basic and Diluted               --                 --                --
  Net Income--Basic                  1.19(l)             .95              1.18
  Net Income--Diluted                1.19                .95              1.18
 Weighted Average Shares
  Outstanding--Basic(b)           180,766            180,824           180,981
 Weighted Average Shares
  Outstanding--
  Diluted(b)                      180,987            180,984           181,140
 Dividends Paid on
  Common Stock                     74,161(f)          55,431            49,433
  Per Share(b)                       .495(f)            .370              .330
 Dividends Paid on Class
  B Common Stock                   13,596(f)          10,161             9,097
  Per Share(b)                       .445(f)           .3325             .2975
 Income from Continuing
  Operations Before
  Accounting Changes as
  a Percent of Net Sales              7.2%(g)            7.1%              6.7%
 Depreciation                      61,725             54,543            43,721
 Advertising                      146,297            121,182            99,082
 Promotion                        315,242            256,237           230,187
 Payroll                          372,780            340,129           298,483
Year-end Position and
 Statistics(a)
 Capital Additions                179,408            162,032           101,682
 Total Assets                   2,078,828          1,814,101         1,764,665
 Long-term Portion of
  Debt                            273,442            216,108           233,025
 Stockholders' Equity           1,243,537          1,117,050         1,005,866
 Operating Return on
  Average Stockholders'
  Equity                             16.6%              16.1%             17.5%
 Operating Return on
  Average Invested
  Capital                            13.4%              13.2%             13.3%
 Full-time Employees               12,700             11,800            12,100
Stockholders' Data(b)
 Outstanding Shares of
  Common Stock and
  Class B Common Stock
  at Year-end                     180,373            180,373           180,373
 Market Price of Common
  Stock at Year-end                18 3/4           17 15/16                13
 Range During Year        19 13/16-14 1/8     18 7/16-12 3/8  14 5/16-10 15/16

            Notes to the Eleven-Year Consolidated Financial Summary

(a) All amounts, with the exception of the Return on Average Stockholders' Equity and Return on Average Invested Capital, have been restated for discontinued operations, where applicable. Operating Return on Average Stockholders' Equity and Operating Return on Average Invested Capital have been computed using Net Income, excluding the 1988 gain on disposal included in Discontinued Operations, the 1993 Net Cumulative Effect of Accounting Changes, and the after-tax impacts of the 1990 Restructuring Gain, Net, the 1993 Gain on Sale of the Investment Interest in Freia Marabou a.s (Freia), the 1994 Restructuring Charge, the net 1995 Restructuring Credit and the 1996 Loss on Sale of Businesses.

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

(m) Includes the Loss on Sale of Businesses in 1996; Restructuring Credit in 1995; Restructuring Charge in 1994; Gain on Sale of Investment Interest in 1993 and Restructuring Gain, Net in 1990.