Form 10-K, Exhibit 13
period 1999-12-31
HERSHEY FOODS CORP
filed 2000-03-13
CIK 47111

EXHIBIT 13


                           HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

  The Corporation's sales decreased in 1999, following a record performance in 1998. During the two-year period, net sales decreased at a compound annual rate of 4%. The sales decrease reflected the divestiture of the Corporation's pasta business in January 1999 and reduced 1999 shipments in the United States of confectionery and grocery products, which more than offset higher sales for core confectionery and grocery brands in 1998. The reduction in shipments resulted primarily from difficulties in order fulfillment (customer service, warehousing, and shipping) encountered since the start-up of a new integrated information system and new business processes during the third quarter of 1999. The sales decrease was partially offset by incremental sales from the introduction of new confectionery products, and to a lessor extent, sales increases in the Canadian and Mexican markets.

  The Corporation's income increased in 1999 reflecting the gain on the sale of the Corporation's pasta business. Excluding the $165.0 million after-tax gain on the sale of the pasta business, net income decreased in 1999 following a record performance in 1998. During the two-year period, net income decreased at a compound annual rate of 6%. The decrease in net income reflected the divestiture of the pasta business and sales decline in 1999, and a lower gross margin over the two-year period, partly the result of higher costs associated with the order fulfillment difficulties noted above. These items were partially offset by lower levels of selling and marketing, administrative and interest expenses.

  The following divestiture occurred during the period:

 . January 1999--The completion of the sale of a 94% majority interest of the Corporation's U.S. pasta business to New World Pasta, LLC. The transaction included the AMERICAN BEAUTY, IDEAL BY SAN GIORGIO, LIGHT 'N FLUFFY, MRS. WEISS, P&R, RONZONI, SAN GIORGIO and SKINNER pasta brands, along with six manufacturing plants. In the first quarter of 1999, the Corporation received cash proceeds of $450.0 million, retained a 6% minority interest and recorded a gain of approximately $243.8 million before tax, $165.0 million or $1.17 per share--diluted after tax, as a result of the transaction.

Net Sales

  Net sales decreased $464.7 million or 10% in 1999 following an increase in 1998 of $133.4 million or 3%. The decrease in 1999 was primarily a result of the divestiture of the Corporation's pasta business, resulting in a sales reduction of $343.8 million, and sales decreases in the United States of core confectionery and grocery products. Sales of confectionery and grocery products declined in the first quarter of 1999 primarily as a result of the December 1998 buy-in on promotions of regular count and vending items. Sales decreases in the third and fourth quarters were primarily the result of problems encountered since the July start-up of new business systems and processes. These sales declines were partially offset by incremental sales from the introduction of new confectionery products, increased export sales in international markets and sales increases in the Corporation's Canadian and Mexican markets. The increase in 1998 was primarily a result of incremental sales from the introduction of new confectionery products and increased sales volume for core confectionery and grocery products in North America. These increases were offset somewhat by a decline in sales in the Corporation's Asian and Russian markets and the impact of currency exchange rates in the Canadian and Mexican markets, in addition to higher levels of confectionery unsalables and lower sales of pasta products.

Costs and Expenses

  Cost of sales as a percent of net sales increased from 57.9% in 1997 to 59.2% in 1998, and to 59.3% in 1999. The decrease in gross margin in 1999 reflected lower profitability resulting from the mix of confectionery items sold in 1999 compared with sales during 1998, primarily related to lower sales of the more profitable standard bars. Higher freight and distribution costs, reflecting increased costs related to the implementation of new business systems and processes and distribution center capacity constraints, and higher depreciation expense as a percent of sales, also contributed to the lower gross margin. These cost increases were offset partially by selling price increases in the Corporation's Canadian and Mexican markets and decreased costs for packaging materials and certain raw materials. The decrease in gross margin in 1998 was principally the result of higher costs for certain major raw materials, primarily milk and cocoa, labor and overhead, higher shipping and distribution costs and the mix of non-chocolate and chocolate confectionery items sold in 1998 compared to 1997. These cost increases were partially offset by lower costs for certain raw materials and improved manufacturing efficiencies, including significant improvements in plants acquired with the Leaf confectionery business in December 1996, from an affiliate of Huhtamaki Oy.

  Selling, marketing and administrative expenses decreased by 9% in 1999, reflecting lower expenses resulting from the divestiture of the pasta business, reduced marketing expenses for core confectionery brands and lower administrative expenses. These decreases were offset partially by increased spending associated with the introduction of new products and international exports, in addition to higher amortization expense for capitalized software. Excluding the divestiture of the pasta business, advertising and promotion expense was essentially equal to the prior year as a percent of sales. Selling, marketing and administrative costs decreased by 1% in 1998, as reduced marketing expenses for existing brands, lower selling expenses in international markets and lower administrative expenses were only partially offset by higher marketing expenses associated with the introduction of new products.

  During the first quarter of 1999, the Corporation changed its retiree medical plan to eliminate coverage for all eligible hourly employees under age 45, to be replaced by annual contributions into the Employee Savings Stock Investment and Ownership Plan (ESSIOP). The change applied primarily to U.S. hourly employees working in Pennsylvania. This change resulted in the recognition of a $15.4 million pre-tax gain in 1999, excluding contributions to the ESSIOP. Effective December 1998, all U.S. full-time salaried employees, and all non-union hourly plant employees working outside Hershey, Pennsylvania under age 45 were eligible for the ESSIOP contributions, resulting in the recognition of a $13.0 million pre-tax gain in 1998.

Interest Expense, Net

  Net interest expense in 1999 was $11.4 million below the prior year, primarily as a result of lower short-term interest expense as a portion of the proceeds from the sale of the pasta business and positive cash flow was used to reduce short-term borrowings. Net interest expense in 1998 exceeded the prior year by $9.4 million, primarily as a result of increased borrowings associated with the purchase of Common Stock from the Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (Milton Hershey School Trust), partially offset by lower interest expense reflecting reduced average short-term borrowings.


Provision for Income Taxes

  The Corporation's effective income tax rate was 39.3%, 38.8% and 36.8% in 1997, 1998 and 1999, respectively. Excluding the provision for income taxes associated with the gain on the sale of the pasta business, the effective income tax rate was 39.0% in 1999. The rate decreased from 39.3% in 1997 to 38.8% in 1998 primarily due to changes in the mix of the Corporation's income among various tax jurisdictions.

Net Income

  Net income increased $119.4 million in 1999, reflecting an after-tax gain of $165.0 million on the sale of the Corporation's pasta business. Excluding the gain, net income decreased $45.6 million or 13% in 1999, following an increase of $4.6 million or 1% in 1998. Excluding the gain on the sale of the pasta business, net income as a percent of net sales was 7.4% in 1999, 7.7% in 1998 and 7.8% in 1997.

FINANCIAL POSITION

  The Corporation's financial position remained strong during 1999. The capitalization ratio (total short-term and long-term debt as a percent of stockholders' equity, short-term and long-term debt) was 50% as of December 31, 1999 and 54% as of December 31, 1998. The ratio of current assets to current liabilities was 1.8:1 as of December 31, 1999, and 1.4:1 as of December 31, 1998. The lower capitalization ratio as of December 31, 1999, and the higher ratio of current assets to current liabilities primarily reflected the use of a portion of the proceeds from the sale of the pasta business to reduce short-term borrowings.

Assets

  Total assets decreased $57.4 million or 2% as of December 31, 1999, primarily as a result of the divestiture of the pasta business and lower accounts receivable, substantially offset by increases in inventories and cash and cash equivalents.

  Current assets increased by $146.0 million or 13% reflecting increased inventories, cash and cash equivalents, prepaid expenses and other current assets. An increase in inventories of $109.0 million primarily reflected higher raw material and finished goods inventories. The increase in cash and cash equivalents resulted from higher cash collections from customers in December compared to the prior year and year 2000 contingency plans. A decrease in accounts receivable reflected lower sales and increased collections from customers in December, as well as a reduction of accounts receivable with extended payment terms as of December 31, 1999.

  As of December 31, 1999, accounts receivable included increased deductions from customer invoices and higher past due amounts as compared to the prior year. These increases were primarily the result of shipping, billing and processing difficulties encountered during the third and fourth quarters associated with the July start-up of the new integrated information system and new business processes. The Corporation has made substantial progress in resolving these problems, clearing open deductions and collecting past due receivables.

  Property, plant and equipment was lower than the prior year primarily due to the divestiture of the pasta business and depreciation expense of $135.6 million, partially offset by capital additions of $115.4 million. The increase in other non-current assets was primarily associated with the capitalization of software.


Liabilities

  Total liabilities decreased by $113.8 million or 5% as of December 31, 1999, primarily reflecting a reduction of short-term borrowings and the divestiture of the pasta business, partially offset by an increase in accrued income taxes. The decrease in short-term debt of $136.7 million resulted from the use of a portion of the proceeds from the sale of the pasta business and positive cash flow to repay commercial paper borrowings. The increase in accrued income taxes of $54.7 million primarily reflected the income tax provision on the gain on sale of the pasta business.

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

  Over the past three years, cash requirements for share repurchases, capital expenditures, capitalized software additions and dividend payments exceeded cash provided from operating activities and proceeds from the sale of the pasta business by $102.9 million. Total debt, including debt assumed, increased during the period by $119.6 million. Cash and cash equivalents increased by $56.7 million during the period.

  The Corporation anticipates that capital expenditures will be in the range of $150 million to $170 million per annum during the next several years as a result of continued modernization of existing facilities and capacity expansion to support new products and line extensions. As of December 31, 1999, the Corporation's principal capital commitments included manufacturing capacity expansion, modernization and efficiency improvements.

  In January 1999, the Corporation implemented the first phase of an enterprise-wide integrated information system in the United States. The first phase of system implementation included new business systems and processes related to purchasing, accounts payable, fixed assets, the general ledger, production reporting, and tracking of plant inventories. The start-up of the second phase of system implementation began in July 1999 and included systems and processes in the areas of sales order and billing, transportation planning and management, electronic data interchange communications with warehouses, finished goods inventories, accounts receivable and tracking of marketing promotions. As of December 31, 1999, approximately $98.8 million of capitalized software and hardware and $13.2 million of expenses were incurred for the enterprise-wide information system and related projects. Total commitments for these systems are expected to be approximately $115 million to $120 million, including incremental costs to resolve problems encountered with new business systems and processes. These expenditures were financed with cash provided from operations and short-term borrowings.

  In July 1999, the Corporation entered into an operating lease agreement for an amount not to exceed $65 million for the purpose of financing construction costs of a warehouse and distribution facility located on land owned by the Corporation near Hershey, Pennsylvania. Under the agreement, the lessor pays for the construction costs and thereafter leases the facility to the Corporation. The lease term is six years, including the construction period. The lease may be extended at the Corporation's option for up to four renewal periods of five years each. The lease provides for a substantial residual guarantee and includes an option to purchase the facility at original cost. The first phase of the distribution center is expected to open in the second quarter of 2000.

  During 1999, 5,478,379 shares of Common Stock were repurchased for $318.0 million under share repurchase programs, including 1,579,779 shares purchased from the Milton Hershey School Trust for $100.0 million. Under share repurchase programs which began in 1993, a total of 15,339,498 shares of

Common Stock have been repurchased for approximately $605.6 million. Of the shares repurchased, 528,000 shares were retired, 1,320,781 shares were reissued to satisfy stock options obligations, Supplemental Retirement Contributions and employee stock ownership trust (ESOP) obligations and the remaining 13,490,717 shares were held as Treasury Stock as of December 31, 1999. Additionally, the Corporation has purchased a total of 28,000,536 shares of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $1.0 billion. As of December 31, 1999, a total of 41,491,253 shares were held as Treasury Stock and $24.4 million remained available for repurchases of Common Stock under the program approved by the Corporation's Board of Directors in February 1999. In October 1999, the Corporation's Board of Directors approved an additional share repurchase program authorizing the repurchase of up to $200 million of the Corporation's Common Stock.

  In March 1997, the Corporation issued $150 million of 6.95% Notes under a November 1993 Form S-3 Registration Statement. In August 1997, the Corporation filed another Form S-3 Registration Statement under which it could offer, on a delayed or continuous basis, up to $500 million of additional debt securities. Also in August 1997, the Corporation issued $150 million of 6.95% Notes due 2012 and $250 million of 7.2% Debentures due 2027 under the November 1993 and August 1997 Registration Statements. Proceeds from the debt issuance were used to repay a portion of the short-term borrowings associated with the purchase of Common Stock from the Milton Hershey School Trust. As of December 31, 1999, $250 million of debt securities remained available for issuance under the August 1997 Registration Statement. Proceeds from any offering of the $250 million of debt securities available under the shelf registration may be used for general corporate requirements which include reducing existing commercial paper borrowings, financing capital additions and share repurchases, and funding future business acquisitions and working capital requirements.

  As of December 31, 1999, the Corporation maintained a committed credit facility agreement with a syndicate of banks in the amount of $500.0 million which could be borrowed directly or used to support the issuance of commercial paper. The Corporation has the option to increase the credit facility by $1.0 billion with the concurrence of the banks. In December 1999, the short-term credit facility agreement was renewed for a total of $200 million and the long-term committed credit facility agreement remained in effect for $300 million, expiring in December 2002. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions. The Corporation also had lines of credit with domestic and international commercial banks of $25.0 million and $23.0 million as of December 31, 1999 and 1998, respectively.

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

  Investing activities included capital additions and a business divestiture. Capital additions during the past three years included the purchase of manufacturing equipment, and expansion and modernization of existing facilities. In 1999, the Corporation's pasta business was sold for $450 million in cash.

  Financing activities included debt borrowings and repayments, payment of dividends, the exercise of stock options, incentive plan transactions and the repurchase of Common Stock. During the past three years, short-term borrowings in the form of commercial paper or bank borrowings were used to fund seasonal working capital requirements, share repurchase programs and purchases of Common Stock from the Milton Hershey School Trust. The proceeds from the issuance of long-term debt were used to reduce short-term borrowings. During the past three years, a total of 15,802,718 shares of Common Stock have been repurchased for $841.8 million, including 11,480,769 shares purchased from the Milton Hershey School Trust for $600.0 million. Cash requirements for incentive plan transactions were $57.5 million during the past three years, substantially offset by cash received from the exercise of stock options of $52.6 million. Cash used by incentive plan transactions in 1997 and 1998 reflected purchases of the Corporation's Common Stock in the open market to repurchase Common Stock issued for stock options exercises. Beginning in early 1998, shares of treasury stock were reissued for stock options exercises.

ACCOUNTING POLICIES AND MARKET RISKS ASSOCIATED WITH DERIVATIVE INSTRUMENTS

  The Corporation utilizes certain derivative instruments, including interest rate swaps and forward agreements, foreign currency forward exchange contracts and commodity futures contracts, to manage interest rate, currency exchange rate and commodity market price risk exposures. The interest rate swaps and forward agreements, and foreign currency contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. Commodity futures contracts are entered into for varying periods and are intended and effective as hedges of anticipated raw material purchases. The Corporation does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features. In entering into these contracts, the Corporation has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any losses as a result of counterparty defaults.

  The information below summarizes the Corporation's market risks associated with long-term debt and derivative instruments outstanding as of December 31, 1999. This information should be read in conjunction with Note 1, Note 5, Note 7 and Note 8 to the Consolidated Financial Statements.

Long-Term Debt

  The table below presents the principal cash flows and related interest rates by maturity date for long-term debt as of December 31, 1999. The fair value of long-term debt was determined based upon quoted market prices for the same or similar debt issues.

                                    Maturity Date
                   -----------------------------------------------------
                     (In thousands of dollars except for rates)
                                                       There-               Fair
                    2000   2001  2002   2003    2004   after     Total     Value
                   ------  ----  ----  -------  ----  --------  --------  --------
   Long-term Debt  $2,440  $712  $838  $17,133  $136  $859,394  $880,653  $856,856
    Fixed Rate        6.4%  2.0%  2.0%     4.4%  2.0%      7.2%      7.1%

Interest Rate Swaps and Forward Agreements

  In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swap agreements. In October 1999, the Corporation entered into an interest rate swap agreement to effectively convert $200 million of 6.7% Notes Due 2005 (Notes) to variable rate debt. The interest rate swap agreement is cancelable at the sole discretion of the counterparty effective April 2, 2001. At the same time, the Corporation entered into forward interest rate agreements to fix the interest rate on the Notes at 5.8% through April 2, 2001. Subsequently, if the counterparty chooses not to cancel the agreement, the interest rate on the Notes would be variable based on the London InterBank Offered Rate (LIBOR) until expiration on October 1, 2005.

  As of December 31, 1998, the Corporation had agreements outstanding with an aggregate notional amount of $75.0 million maturing in September 1999 to effectively convert a portion of its floating rate commercial paper borrowings to fixed rate debt. As of December 31, 1998, interest rates payable were at a weighted average fixed rate of 6.3% and interest rates receivable averaging 5.2% were based on 30-day commercial paper composite rates. Any interest rate differential on interest rate swaps and forward agreements is recognized as an adjustment to interest expense over the term of each agreement. The Corporation's risk related to interest rate swap and forward agreements is limited to the cost of replacing such agreements at prevailing market rates. The potential loss in fair value of interest rate swaps and forward agreements resulting from a hypothetical near-term adverse change in market rates of ten percent was not material as of December 31, 1999 and 1998.

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

  Foreign exchange forward contracts are intended and effective as hedges of firm, identifiable, foreign currency commitments. In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, these contracts meet the conditions for hedge accounting treatment and accordingly, gains and losses are deferred and accounted for as part of the underlying transactions. Gains and losses on terminated derivatives designated as hedges are accounted for as part of the originally hedged transaction. Gains and losses on derivatives designated as hedges of items which mature, are sold or terminated, are recorded currently in income.

  As of December 31, 1999, the Corporation had foreign exchange forward contracts maturing in 2000 and 2001 to purchase $18.0 million in foreign currency, primarily euros and British sterling, and to sell $31.2 million in foreign currency, primarily Canadian dollars and Japanese yen, at contracted forward rates.

  As of December 31, 1998, the Corporation had foreign exchange forward contracts maturing in 1999 and 2000 to purchase $10.5 million in foreign currency, primarily British sterling and Dutch gilders, and to sell $9.6 million in Japanese yen at contracted forward rates.

  The fair value of foreign exchange forward contracts was estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences. As of December 31, 1999 and 1998, the fair value of foreign exchange forward contracts approximated the contract value. The potential loss in fair value of foreign exchange forward contracts resulting from a hypothetical near-term adverse change in market rates of ten percent was not material as of December 31, 1999 and 1998.

Commodity Price Risk Management

  The Corporation's most significant raw materials include cocoa, sugar, milk, peanuts and almonds. The Corporation attempts to minimize the effect of future price fluctuations related to the purchase of these raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 3 to 24 months. With regard to cocoa, sugar, corn sweeteners, natural gas and certain dairy products, price risks are also managed by entering into futures contracts. At the present time, active futures contracts are not available for use in pricing the Corporation's other major raw materials. Futures contracts are used in combination with forward purchasing of cocoa, sugar, corn sweetener, natural gas and certain dairy product requirements principally to take advantage of market fluctuations which provide more favorable pricing opportunities and to increase diversity or flexibility in sourcing these raw materials and energy requirements. The Corporation's commodity procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

  The cost of cocoa beans and the prices for the related commodity futures contracts historically have been subject to wide fluctuations attributable to a variety of factors, including the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates, political unrest in producing countries and speculative influences. Cocoa prices have declined recently as additional production, spurred by higher prices of the mid 1990's, has come on stream and as the economic difficulties in eastern Europe, particularly Russia, and Southeast Asia, have negatively impacted demand. During 2000, these negative demand influences could continue to keep cocoa futures prices contained. The Corporation's costs during 2000 will not necessarily reflect market price fluctuations because of its forward purchasing practices, premiums and discounts reflective of relative values, varying delivery times, and supply and demand for specific varieties and grades of cocoa beans.

Commodities Futures Contracts

  In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas and certain dairy products for anticipated manufacturing requirements, the Corporation enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. In accordance with Statement of Financial Accounting Standards No. 80, Accounting for Futures Contracts, these futures contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost. Gains and losses on futures designated as hedges of anticipated purchases which are no longer likely to occur are recorded currently in income.

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

   For the years ended
   December 31,                     1999                 1998
  -------------------------------------------------------------------
   In millions of dollars           Market Risk          Market Risk
                             Fair  (Hypothetical  Fair  (Hypothetical
                            Value   10% Change)  Value   10% Change)
                            ---------------------------------
   Highest long position    $147.7     $14.8     $134.9     $13.5
   Lowest long position       54.3       5.4       45.6       4.6
   Average position (long)   111.0      11.1       76.3       7.6

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

MARKET PRICES AND DIVIDENDS

  Cash dividends paid on the Corporation's Common Stock and Class B Stock were $136.7 million in 1999 and $129.0 million in 1998. The annual dividend rate on the Common Stock was $1.04 per share, an increase of 8% over the 1998 rate of $.96 per share. The 1999 dividend represented the 25th consecutive year of Common Stock dividend increases.

  On February 9, 2000, the Corporation's Board of Directors declared a quarterly dividend of $.26 per share of Common Stock payable on March 15, 2000, to stockholders of record as of February 25, 2000. It is the Corporation's 281st consecutive Common Stock dividend. A quarterly dividend of $.235 per share of Class B Stock also was declared.

  Hershey Foods Corporation's Common Stock is listed and traded principally on the New York Stock Exchange (NYSE) under the ticker symbol "HSY."
Approximately 128.6 million shares of the Corporation's Common Stock were traded during 1999. The Class B Stock is not publicly traded.

  The closing price of the Common Stock on December 31, 1999, was $47 7/16. There were 43,265 stockholders of record of the Common Stock and the Class B Stock as of December 31, 1999.

  The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:

              Dividends Paid    Common Stock
                Per Share       Price Range*
              -------------- -------------------
              Common Class B
              Stock   Stock    High       Low
              ------ ------- --------- ---------
1999
  1st Quarter $  .24 $ .2175 $64 7/8   $54 1/8
  2nd Quarter    .24   .2175  59 1/2    48 13/16
  3rd Quarter    .26   .2350  61 7/16   48 1/2
  4th Quarter    .26   .2350  54 3/16   45 3/4
              ------ -------
    Total     $ 1.00 $ .9050
              ====== =======
1998
  1st Quarter $  .22 $ .2000 $73 3/8   $59 11/16
  2nd Quarter    .22   .2000  76 3/8    67 3/16
  3rd Quarter    .24   .2175  72 5/16   60 1/2
  4th Quarter    .24   .2175  75 13/16  60 3/4
              ------ -------
    Total     $  .92 $ .8350
              ====== =======

--------
* NYSE-Composite Quotations for Common Stock by calendar quarter.

RETURN MEASURES

Operating Return on Average Stockholders' Equity

  The Corporation's operating return on average stockholders' equity was 27.6% in 1999. Over the most recent five-year period, the return has ranged from 22.2% in 1995 to 36.0% in 1998. For the purpose of calculating operating return on average stockholders' equity, earnings is defined as net income, excluding the after-tax restructuring activities in 1995, the after-tax loss on the disposal of businesses in 1996 and the after-tax gain on the sale of the pasta business in 1999.

Operating Return on Average Invested Capital

  The Corporation's operating return on average invested capital was 14.8% in 1999. Over the most recent five-year period, the return has ranged from 17.8% in 1996 to 14.8% in 1999. Average invested capital consists of the annual average of beginning and ending balances of long-term debt, deferred income taxes and stockholders' equity. For the purpose of calculating operating return on average invested capital, earnings is defined as net income, excluding the after-tax restructuring activities in 1995, the after-tax loss on disposal of businesses in 1996, the after-tax gain on the sale of the pasta business in 1999, and the after-tax effect of interest on long-term debt.

YEAR 2000 ISSUES

  The Corporation completed its year 2000 testing and remediation programs in the third quarter of 1999. No significant year 2000 problems have been encountered with the Corporation's information technology (IT) and non-IT systems. The total cost of testing and remediation of the Corporation's IT and non-IT systems not being replaced by the integrated information system project was approximately $6.0 million.

  The Corporation also assessed year 2000 remediation issues relating to its major business partners. All of the Corporation's major customers have been contacted regarding year 2000 issues related to electronic data interchange. The Corporation also contacted all of its major suppliers of ingredients, packaging, facilities, logistics and financial services with regard to year 2000 issues. No significant year 2000 problems have been encountered with the Corporation's major business partners.

SAFE HARBOR STATEMENT

  The nature of the Corporation's operations and the environment in which it operates subject it to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Corporation notes the following factors which, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. Many of the forward looking statements contained in this document may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential" among others. Factors which could cause results to differ include, but are not limited to: changes in the confectionery and grocery business environment, including actions of competitors and changes in consumer preferences; changes in governmental laws and regulations, including income taxes; market demand for new and existing products; raw material pricing; the Corporation's ability to fully remedy the problems and avoid the increased costs encountered since implementing changes to the customer service, warehousing, and order fulfillment processes and systems in the third quarter of 1999; the ability to restore customer service to historical levels; the effects service levels and other factors have on future customer demand; and the ability to complete construction and commence operations of new warehousing facilities on schedule.

                           HERSHEY FOODS CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,            1999        1998       1997
--------------------------------------------------------------------------
In thousands of dollars except per
share amounts
Net Sales                                $3,970,924  $4,435,615 $4,302,236
                                         ----------  ---------- ----------
Costs and Expenses:
  Cost of sales                           2,354,724   2,625,057  2,488,896
  Selling, marketing and administrative   1,057,840   1,167,895  1,183,130
  Gain on sale of business                 (243,785)        --         --
                                         ----------  ---------- ----------
    Total costs and expenses              3,168,779   3,792,952  3,672,026
                                         ----------  ---------- ----------
Income before Interest and Income Taxes     802,145     642,663    630,210
  Interest expense, net                      74,271      85,657     76,255
                                         ----------  ---------- ----------
Income before Income Taxes                  727,874     557,006    553,955
  Provision for income taxes                267,564     216,118    217,704
                                         ----------  ---------- ----------
Net Income                               $  460,310  $  340,888 $  336,251
                                         ==========  ========== ==========
Net Income Per Share--Basic              $     3.29  $     2.38 $     2.25
                                         ==========  ========== ==========
Net Income Per Share--Diluted            $     3.26  $     2.34 $     2.23
                                         ==========  ========== ==========
Cash Dividends Paid Per Share:
  Common Stock                           $     1.00  $     .920 $     .840
  Class B Common Stock                         .905        .835       .760


The notes to consolidated financial statements are an integral part of these statements.

                           HERSHEY FOODS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

December 31,                                            1999         1998
------------------------------------------------------------------------------
In thousands of dollars
ASSETS
Current Assets:
  Cash and cash equivalents                          $   118,078  $    39,024
  Accounts receivable--trade                             352,750      451,324
  Inventories                                            602,202      493,249
  Deferred income taxes                                   80,303       58,505
  Prepaid expenses and other                             126,647       91,864
                                                     -----------  -----------
    Total current assets                               1,279,980    1,133,966
Property, Plant and Equipment, Net                     1,510,460    1,648,058
Intangibles Resulting from Business Acquisitions         450,165      530,464
Other Assets                                             106,047       91,610
                                                     -----------  -----------
    Total assets                                     $ 3,346,652  $ 3,404,098
                                                     ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                   $   136,567  $   156,937
  Accrued liabilities                                    292,497      294,415
  Accrued income taxes                                    72,159       17,475
  Short-term debt                                        209,166      345,908
  Current portion of long-term debt                        2,440           89
                                                     -----------  -----------
    Total current liabilities                            712,829      814,824
Long-term Debt                                           878,213      879,103
Other Long-term Liabilities                              330,938      346,769
Deferred Income Taxes                                    326,045      321,101
                                                     -----------  -----------
    Total liabilities                                  2,248,025    2,361,797
                                                     -----------  -----------
Stockholders' Equity:
  Preferred Stock, shares issued: none in 1999 and
   1998                                                      --           --
  Common Stock, shares issued: 149,506,964 in 1999
   and 149,502,964 in 1998                               149,507      149,503
  Class B Common Stock, shares issued: 30,443,908 in
   1999 and 30,447,908 in 1998                            30,443       30,447
  Additional paid-in capital                              30,079       29,995
  Unearned ESOP compensation                             (22,354)     (25,548)
  Retained earnings                                    2,513,275    2,189,693
  Treasury--Common Stock shares, at cost: 41,491,253
   in 1999 and 36,804,157 in 1998                     (1,552,708)  (1,267,422)
  Accumulated other comprehensive loss                   (49,615)     (64,367)
                                                     -----------  -----------
    Total stockholders' equity                         1,098,627    1,042,301
                                                     -----------  -----------
    Total liabilities and stockholders' equity       $ 3,346,652  $ 3,404,098
                                                     ===========  ===========

The notes to consolidated financial statements are an integral part of these balance sheets.

                           HERSHEY FOODS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,                1999       1998       1997
------------------------------------------------------------------------------
In thousands of dollars
Cash Flows Provided from (Used by)
 Operating Activities
  Net income                                  $ 460,310  $ 340,888  $ 336,251
  Adjustments to reconcile net income to net
   cash provided from operations:
    Depreciation and amortization               163,308    158,161    152,750
    Deferred income taxes                        (8,336)    82,241     16,915
    Gain on sale of business, net of tax of
     $78,769                                   (165,016)       --         --
    Changes in assets and liabilities, net of
     effects from business divestiture:
     Accounts receivable--trade                  77,918    (90,493)   (68,479)
     Inventories                               (136,535)    12,276    (33,538)
     Accounts payable                            (8,742)    10,005     12,967
     Other assets and liabilities               (55,224)  (124,118)    85,074
    Other, net                                      --         745      4,018
                                              ---------  ---------  ---------
Net Cash Provided from Operating Activities     327,683    389,705    505,958
                                              ---------  ---------  ---------
Cash Flows Provided from (Used by)
 Investing Activities
  Capital additions                            (115,448)  (161,328)  (172,939)
  Capitalized software additions                (25,394)   (42,859)   (29,100)
  Proceeds from divestiture                     450,000        --         --
  Other, net                                     13,526      9,284     21,368
                                              ---------  ---------  ---------
Net Cash Provided from (Used by) Investing
 Activities                                     322,684   (194,903)  (180,671)
                                              ---------  ---------  ---------
Cash Flows Provided from (Used by)
 Financing Activities
  Net change in short-term borrowings          (136,742)   (36,543)  (217,018)
  Long-term borrowings                            1,696        --     550,000
  Repayment of long-term debt                      (393)   (25,187)   (15,588)
  Cash dividends paid                          (136,728)  (129,044)  (121,546)
  Exercise of stock options                      18,878     19,368     14,397
  Incentive plan transactions                       --     (22,458)   (35,063)
  Repurchase of Common Stock                   (318,024)   (16,151)  (507,654)
                                              ---------  ---------  ---------
Net Cash (Used by) Financing Activities        (571,313)  (210,015)  (332,472)
                                              ---------  ---------  ---------
Increase (Decrease) in Cash and Cash
 Equivalents                                     79,054    (15,213)    (7,185)
Cash and Cash Equivalents as of January 1        39,024     54,237     61,422
                                              ---------  ---------  ---------
Cash and Cash Equivalents as of December 31   $ 118,078  $  39,024  $  54,237
                                              =========  =========  =========
Interest Paid                                 $  77,049  $  89,001  $  64,937
Income Taxes Paid                               218,665    123,970    181,377

The notes to consolidated financial statements are an integral part of these statements.

                           HERSHEY FOODS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                   Accumulated
                                     Class B   Additional   Unearned                  Treasury        Other         Total
                 Preferred  Common    Common    Paid-in       ESOP      Retained       Common     Comprehensive Stockholders'
                   Stock     Stock    Stock     Capital   Compensation  Earnings       Stock      Income (Loss)    Equity
-----------------------------------------------------------------------------------------------------------------------------
In thousands of
dollars
Balance as of
January 1, 1997    $ --    $ 149,472 $ 30,478   $ 42,432   $ (31,935)  $ 1,763,144  $   (759,695)   $ (32,875)   $ 1,161,021
                                                                                                                 -----------
Comprehensive
income (loss)
Net income                                                                 336,251                                   336,251
Other
comprehensive
income (loss):
 Foreign
 currency
 translation
 adjustments                                                                                           (9,368)        (9,368)
                                                                                                                 -----------
Comprehensive
income                                                                                                               326,883
Dividends:
 Common Stock,
 $.84 per share                                                            (98,390)                                  (98,390)
 Class B Common
 Stock, $.76 per
 share                                                                     (23,156)                                  (23,156)
Conversion of
Class B Common
Stock into
Common Stock                      13      (13)                                                                           --
Incentive plan
transactions                                        (879)                                                               (879)
Exercise of
stock options                                     (8,200)                                   (512)                     (8,712)
Employee stock
ownership trust
transactions                                         499       3,194                                                   3,693
Repurchase of
Common Stock                                                                            (507,654)                   (507,654)
                   ----    --------- --------   --------   ---------   -----------  ------------    ---------    -----------
Balance as of
December 31,
1997                --       149,485   30,465     33,852     (28,741)    1,977,849    (1,267,861)     (42,243)       852,806
                                                                                                                 -----------
Comprehensive
income (loss)
Net income                                                                 340,888                                   340,888
Other
comprehensive
income (loss):
 Foreign
 currency
 translation
 adjustments                                                                                          (18,073)       (18,073)
 Minimum pension
 liability
 adjustments,
 net of tax
 benefit                                                                                               (4,051)        (4,051)
                                                                                                                 -----------
Comprehensive
income                                                                                                               318,764
Dividends:
 Common Stock,
 $.92 per share                                                           (103,616)                                 (103,616)
 Class B Common
 Stock, $.835
 per share                                                                 (25,428)                                  (25,428)
Conversion of
Class B Common
Stock into
Common Stock                      18      (18)                                                                           --
Incentive plan
transactions                                        (985)                                                               (985)
Exercise of
stock options                                     (3,375)                                 16,590                      13,215
Employee stock
ownership trust
transactions                                         503       3,193                                                   3,696
Repurchase of
Common Stock                                                                             (16,151)                    (16,151)
                   ----    --------- --------   --------   ---------   -----------  ------------    ---------    -----------
Balance as of
December 31,
1998                --       149,503   30,447     29,995     (25,548)    2,189,693    (1,267,422)     (64,367)     1,042,301
                                                                                                                 -----------
Comprehensive
income (loss)
Net income                                                                 460,310                                   460,310
Other
comprehensive
income (loss):
 Foreign
 currency
 translation
 adjustments                                                                                           10,701         10,701
 Minimum pension
 liability
 adjustments,
 net of tax
 benefit                                                                                                4,051          4,051
                                                                                                                 -----------
Comprehensive
income                                                                                                               475,062
Dividends:
 Common Stock,
 $1.00 per share                                                          (109,175)                                 (109,175)
 Class B Common
 Stock, $.905
 per share                                                                 (27,553)                                  (27,553)
Conversion of
Class B Common
Stock into
Common Stock                       4       (4)                                                                           --
Incentive plan
transactions                                           2                                                                   2
Exercise of
stock options                                       (458)                                 32,738                      32,280
Employee stock
ownership
trust/benefits
transactions                                         540       3,194                                                   3,734
Repurchase of
Common Stock                                                                            (318,024)                   (318,024)
                   ----    --------- --------   --------   ---------   -----------  ------------    ---------    -----------
Balance as of
December 31,
1999               $--     $ 149,507 $ 30,443   $ 30,079   $ (22,354)  $ 2,513,275  $ (1,552,708)   $ (49,615)   $ 1,098,627
                   ====    ========= ========   ========   =========   ===========  ============    =========    ===========

The notes to consolidated financial statements are an integral part of these statements.

                           HERSHEY FOODS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Significant accounting policies employed by the Corporation are discussed below and in other notes to the consolidated financial statements. Certain reclassifications have been made to prior year amounts to conform to the 1999 presentation.

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

Revenue Recognition

  Sales are recorded at the time products are shipped and risk of loss is transferred.

Cash Equivalents

  All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

Commodities Futures Contracts

  In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas and certain dairy products for anticipated manufacturing requirements, the Corporation enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. In accordance with Statement of Financial Accounting Standards No. 80, Accounting for Futures Contracts, these futures contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost. Gains and losses on futures designated as hedges of anticipated purchases which are no longer likely to occur are recorded in income currently.

Property, Plant and Equipment

  Property, plant and equipment are stated at cost. Depreciation of buildings, machinery and equipment is computed using the straight-line method over the estimated useful lives.


Intangibles Resulting from Business Acquisitions

  Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of businesses acquired (goodwill). Goodwill was $431.7 million and $508.0 million as of December 31, 1999 and 1998, respectively. The decrease in goodwill primarily reflected the divestiture of the Corporation's pasta business in January 1999.

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

  Accumulated amortization of intangible assets resulting from business acquisitions was $121.6 million and $132.3 million as of December 31, 1999 and 1998, respectively. The decrease in accumulated amortization reflected the divestiture of the Corporation's pasta business in January 1999.

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

  A minimum pension liability adjustment is required when the actuarial present value of accumulated pension plan benefits exceeds plan assets and accrued pension liabilities, less allowable intangible assets. Minimum pension liability adjustments, net of income taxes, are recorded as a component of other comprehensive income (loss), "Minimum Pension Liability Adjustments, net of tax benefit."

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

Research and Development

  The Corporation expenses research and development costs as incurred. Research and development expense was $26.7 million, $28.6 million and $27.5 million in 1999, 1998 and 1997, respectively.

Advertising

  The Corporation expenses advertising costs as incurred. Advertising expense was $164.9 million, $187.5 million and $202.4 million in 1999, 1998 and 1997, respectively. Prepaid advertising as of December 31, 1999 and 1998, was $5.8 million and $12.1 million, respectively.

Computer Software

  In 1997, the Corporation began capitalizing certain costs of computer software developed or obtained for internal use. The amount capitalized as of December 31, 1999 and 1998, was $82.2 million and $69.3 million, respectively. If such costs were capitalized in prior years, the effect would not have been material. Software assets are classified as other non-current assets and are amortized over periods up to five years. Accumulated amortization of capitalized software was $15.1 million and $2.8 million as of December 31, 1999 and 1998, respectively.

2.DIVESTITURE

  In January 1999, the Corporation completed the sale of a 94% majority interest of its U.S. pasta business to New World Pasta, LLC. The transaction included the AMERICAN BEAUTY, IDEAL BY SAN GIORGIO, LIGHT 'N FLUFFY, MRS. WEISS, P&R, RONZONI, SAN GIORGIO and SKINNER pasta brands, along with six manufacturing plants. In the first quarter of 1999, the Corporation received cash proceeds of $450.0 million, retained a 6% minority interest and recorded a gain of approximately $243.8 million before tax, $165.0 million or $1.17 per share--diluted after tax, as a result of the transaction. Net sales for the pasta business were $29.3 million, $373.1 million, and $386.2 million for 1999, 1998 and 1997, respectively. Net income for the pasta business was $1.5 million, $25.9 million and $25.2 million for 1999, 1998 and 1997, respectively.

3.RENTAL AND LEASE COMMITMENTS

  Rent expense was $45.5 million, $39.6 million and $31.8 million for 1999, 1998 and 1997, respectively. Rent expense pertains to all operating leases, which were principally related to certain administrative buildings, distribution facilities and transportation equipment. In July 1999, the Corporation entered into an operating lease agreement for an amount not to exceed $65 million for the purpose of financing construction costs of a warehouse and distribution facility located on land owned by the Corporation near Hershey, Pennsylvania. Under the agreement, the lessor pays for the construction costs and thereafter leases the facility to the Corporation. The lease term is six years, including the construction period. The lease may be extended at the Corporation's option for up to four renewal periods of five years each. The lease provides for a substantial residual guarantee and includes an option to purchase the facility at original cost. The first phase of the distribution center is expected to open in the second quarter of 2000. Future minimum rental payments under non-cancelable operating leases with a remaining term in excess of one year as of December 31, 1999, were: 2000, $18.5 million; 2001, $19.7 million; 2002, $18.9 million;
2003, $18.3 million; 2004, $18.1 million; 2005 and beyond, $42.9 million.

4.DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

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

  SFAS No. 133 is effective for fiscal years beginning after June 15, 2000, but may be implemented as of the beginning of any fiscal quarter after issuance. Retroactive application is not permitted. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. Changes in accounting methods will be required for derivative instruments utilized by the Corporation to hedge commodity price, foreign currency exchange rate and interest rate risks. Such derivatives currently include, but are not limited to, commodity futures contracts, foreign exchange forward contracts, and interest rate swaps and forward agreements.

  The Corporation anticipates the adoption of SFAS No. 133 as of January 1, 2001. As of December 31, 1999, net deferred losses on derivatives of approximately $38.2 million after tax would have been reported as a component of other comprehensive loss and classified as accumulated other comprehensive loss on the consolidated balance sheets upon adoption of SFAS No. 133. The adoption of SFAS No. 133 is not expected to have a material impact on the Corporation's results of operations.

5.FINANCIAL INSTRUMENTS

  The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 1999 and 1998, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, was $880.7 million as of December 31, 1999, compared to a fair value of $856.9 million based on quoted market prices for the same or similar debt issues. The carrying value of long-term debt, including the current portion, was $879.2 million as of December 31, 1998, compared to a fair value of approximately $1.0 billion.

  As of December 31, 1999, the Corporation had foreign exchange forward contracts maturing in 2000 and 2001 to purchase $18.0 million in foreign currency, primarily euros and British sterling, and to sell $31.2 million in foreign currency, primarily Canadian dollars and Japanese yen, at contracted forward rates.

  As of December 31, 1998, the Corporation had foreign exchange forward contracts maturing in 1999 and 2000 to purchase $10.5 million in foreign currency, primarily British sterling and Dutch gilders, and to sell $9.6 million in Japanese yen at contracted forward rates.

  The fair value of foreign exchange forward contracts is estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences. As of December 31, 1999 and 1998, the fair value of foreign exchange forward contracts approximated the contract value. The Corporation does not hold or issue financial instruments for trading purposes.

  In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swap agreements. In October 1999, the Corporation entered into an interest rate swap agreement to effectively convert $200 million of 6.7% Notes Due 2005 (Notes) to variable rate debt. The interest rate swap agreement is cancelable at the sole discretion of the counterparty effective April 2, 2001. At the same time, the Corporation entered into forward interest rate agreements to fix the interest rate on the Notes at 5.8% through April 2, 2001. Subsequently, if the counterparty chooses not to cancel the agreement, the interest rate on the Notes would be variable based on the London InterBank Offered Rate (LIBOR) until expiration on October 1, 2005.

  As of December 31, 1998, the Corporation had agreements outstanding with an aggregate notional amount of $75.0 million maturing in September 1999 to effectively convert a portion of its floating rate commercial paper borrowings to fixed rate debt. As of December 31, 1998, interest rates payable were at a weighted average fixed rate of 6.3% and interest rates receivable averaging 5.2% were based on 30-day commercial paper composite rates. Any interest rate differential on interest rate swaps and forward agreements is recognized as an adjustment to interest expense over the term of each agreement. The Corporation's risk related to interest rate swap and forward agreements is limited to the cost of replacing such agreements at prevailing market rates.

6.INTEREST EXPENSE

  Interest expense, net consisted of the following:

For the years ended December 31,       1999     1998     1997
----------------------------------------------------------------
In thousands of dollars
Long-term debt and lease obligations  $66,323  $67,538  $48,737
Short-term debt                        12,191   23,657   32,284
Capitalized interest                   (1,214)  (2,547)  (1,883)
                                      -------  -------  -------
Interest expense, gross                77,300   88,648   79,138
Interest income                        (3,029)  (2,991)  (2,883)
                                      -------  -------  -------
Interest expense, net                 $74,271  $85,657  $76,255
                                      =======  =======  =======

7.SHORT-TERM DEBT

  Generally, the Corporation's short-term borrowings are in the form of commercial paper or bank loans with an original maturity of three months or less. As of December 31, 1999, the Corporation maintained a committed credit facility agreement with a syndicate of banks in the amount of $500.0 million which could be borrowed directly or used to support the issuance of commercial paper. The Corporation has the option to increase the credit facility by $1.0 billion with the concurrence of the banks. In December 1999, the short-term credit facility agreement was renewed for a total of $200 million and the long-term committed credit facility agreement remained in effect for $300 million, expiring in December 2002. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions.

  The Corporation also maintains lines of credit arrangements with domestic and international commercial banks, under which it could borrow in various currencies up to approximately $25.0 million and $23.0 million as of December 31, 1999 and 1998, respectively, at the lending banks' prime commercial interest rates or lower.

  The Corporation had combined domestic commercial paper borrowings, and short-term foreign bank loans against its credit facilities and lines of credit of $209.2 million as of December 31, 1999, and

$345.9 million as of December 31, 1998. The weighted average interest rates on short-term borrowings outstanding as of December 31, 1999 and 1998, were 5.8% and 5.2%, respectively.

  The credit facilities and lines of credit were supported by commitment fee arrangements. The average fee during 1999 was less than .1% per annum of the commitment. The Corporation's credit facility agreements contain a financial covenant which requires that a specified interest and fixed charge ratio be maintained. These agreements are also subject to other representations and covenants which do not materially restrict the Corporation's activities. The Corporation is in compliance with all covenants included in the credit facility agreements. There were no significant compensating balance agreements which legally restricted these funds.

  As a result of maintaining a consolidated cash management system, the Corporation maintains overdraft positions at certain banks. Such overdrafts, which were included in accounts payable, were $28.3 million and $57.0 million as of December 31, 1999 and 1998, respectively.

8.LONG-TERM DEBT

  Long-term debt consisted of the following:

December 31,                                           1999     1998
----------------------------------------------------------------------
In thousands of dollars
6.7% Notes due 2005                                  $200,000 $200,000
6.95% Notes due 2007                                  150,000  150,000
6.95% Notes due 2012                                  150,000  150,000
8.8% Debentures due 2021                              100,000  100,000
7.2% Debentures due 2027                              250,000  250,000
Other obligations, net of unamortized debt discount    30,653   29,192
                                                     -------- --------
Total long-term debt                                  880,653  879,192
Less--current portion                                   2,440       89
                                                     -------- --------
Long-term portion                                    $878,213 $879,103
                                                     ======== ========

  In October 1999, the Corporation entered into an interest rate swap agreement to effectively convert $200 million of 6.7% Notes due 2005 to variable rate debt. The interest rate swap agreement is cancelable at the sole discretion of the counterparty effective April 2, 2001. At the same time, the Corporation entered into forward interest rate agreements to fix the interest rate on the Notes at 5.8% through April 2, 2001. Subsequently, if the counterparty chooses not to cancel the agreement, the interest rate on the Notes would be variable based on LIBOR until expiration on October 1, 2005.

  Aggregate annual maturities during the next five years are: 2000, $2.4 million; 2001, $.7 million; 2002, $.8 million; 2003, $17.1 million; and $.1 million in 2004. The Corporation's debt is principally unsecured and of equal priority. None of the debt is convertible into stock of the Corporation. The Corporation is in compliance with all covenants included in the related debt agreements.

9. INCOME TAXES

  The provision for income taxes was as follows:

For the years ended December 31,       1999      1998      1997
-----------------------------------------------------------------
In thousands of dollars
Current:
  Federal                            $256,054  $119,706  $177,145
  State                                15,998    10,498    20,252
  Foreign                               3,848     3,673     3,392
                                     --------  --------  --------
Current provision for income taxes    275,900   133,877   200,789
                                     --------  --------  --------
Deferred:
  Federal                             (23,271)   73,422     9,370
  State                                16,280    10,568     5,103
  Foreign                              (1,345)   (1,749)    2,442
                                     --------  --------  --------
Deferred provision for income taxes    (8,336)   82,241    16,915
                                     --------  --------  --------
Total provision for income taxes     $267,564  $216,118  $217,704
                                     ========  ========  ========

  The tax effects of the significant temporary differences which comprised the deferred tax assets and liabilities were as follows:

December 31,                                  1999     1998
-------------------------------------------------------------
In thousands of dollars
Deferred tax assets:
  Post-retirement benefit obligations       $ 84,305 $ 87,954
  Accrued expenses and other reserves        103,232   96,843
  Accrued trade promotion reserves            34,708   28,118
  Other                                       23,054   21,530
                                            -------- --------
    Total deferred tax assets                245,299  234,445
                                            -------- --------
Deferred tax liabilities:
  Depreciation                               289,369  308,074
  Other                                      201,672  188,967
                                            -------- --------
    Total deferred tax liabilities           491,041  497,041
                                            -------- --------
Net deferred tax liabilities                $245,742 $262,596
                                            ======== ========
Included in:
  Current deferred tax assets, net          $ 80,303 $ 58,505
  Non-current deferred tax liabilities, net  326,045  321,101
                                            -------- --------
Net deferred tax liabilities                $245,742 $262,596
                                            ======== ========

  The following table reconciles the Federal statutory income tax rate with the Corporation's effective income tax rate:

For the years ended December 31,                         1999  1998  1997
--------------------------------------------------------------------------
Federal statutory income tax rate                        35.0% 35.0% 35.0%
Increase (reduction) resulting from:
  State income taxes, net of Federal income tax benefits  2.3   3.0   3.4
  Non-deductible acquisition costs                         .6    .9    .9
  Utilization of capital loss carryforwards               (.9)  --    --
  Other, net                                              (.2)  (.1)  --
                                                         ----  ----  ----
Effective income tax rate                                36.8% 38.8% 39.3%
                                                         ====  ====  ====

  In January 1999, the Corporation received a Notice of Proposed Deficiency from the Internal Revenue Service (IRS) related to the years 1989 through 1996. The most significant issue pertains to the Corporate Owned Life Insurance (COLI) program which was implemented by the Corporation in 1989. The IRS proposed an assessment for the disallowance of interest expense deductions associated with the underlying life insurance policies. The total impact of the disallowance was approximately $60.4 million, including interest as of December 31, 1999. The Corporation may be subject to additional assessments for federal and state tax and interest payments for years subsequent to 1996. The Corporation believes that it has fully complied with the tax law as it relates to its COLI program. The Corporation filed a protest of the proposed deficiency with the Appeals section of the IRS in April 1999 and continues to vigorously defend its position on this matter.

10.PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

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

  A summary of the changes in benefit obligations and plan assets as of December 31, 1999 and 1998 is presented below:

                                      Pension Benefits      Other Benefits
                                     -------------------  --------------------
December 31,                           1999       1998      1999       1998
-------------------------------------------------------------------------------
In thousands of dollars
Change in benefits obligation
Benefits obligation at beginning of
 year                                $ 692,422  $602,081  $ 251,040  $ 206,695
Service cost                            31,050    27,621      3,803      4,452
Interest cost                           41,781    41,855     13,813     13,524
Amendments                              16,404      (440)   (11,092)   (17,427)
Actuarial (gain) loss                  (93,537)   72,944    (32,285)    54,698
Divestiture/Acquisition                 (8,648)      --         --      (1,799)
Other                                    3,185    (2,440)       222       (228)
Benefits paid                          (54,947)  (49,199)   (10,991)    (8,875)
                                     ---------  --------  ---------  ---------
Benefits obligation at end of year     627,710   692,422    214,510    251,040
                                     ---------  --------  ---------  ---------
Change in plan assets
Fair value of plan assets at
 beginning of year                     628,041   566,810        --         --
Actual return on plan assets            74,511    91,338        --         --
Divestiture                             (5,993)      --         --         --
Employer contribution                    6,253    20,634     10,991      8,875
Other                                    2,834    (1,542)       --         --
Benefits paid                          (54,947)  (49,199)   (10,991)    (8,875)
                                     ---------  --------  ---------  ---------
Fair value of plan assets at end of
 year                                  650,699   628,041        --         --
                                     ---------  --------  ---------  ---------
Funded status                           22,989   (64,381)  (214,510)  (251,040)
Unrecognized transition obligation        (308)      (91)       --         --
Unrecognized prior service cost         49,046    35,854    (24,842)   (33,202)
Unrecognized net actuarial (gain)
 loss                                 (105,839)    6,164     26,085     59,589
Intangible asset                           --     (1,261)       --         --
Accumulated other comprehensive
 income                                    --     (6,750)       --         --
Prior service cost recognized due
 to curtailment                            --        --      17,034     12,991
Unrecognized prior service cost due
 to amendment                              --        --     (11,105)    (6,924)
                                     ---------  --------  ---------  ---------
(Accrued) benefits cost              $ (34,112) $(30,465) $(207,338) $(218,586)
                                     =========  ========  =========  =========
Weighted-average assumptions
Discount rate                              7.5%      6.4%       7.5%       6.4%
Expected long-term rate of return
 on assets                                 9.5       9.5        N/A        N/A
Rate of increase in compensation
 levels                                    4.8       4.8        N/A        N/A

  For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000 and future years.

  As of December 31, 1999, for pension plans with accumulated benefit obligations in excess of plan assets, the related projected benefit obligation and accumulated benefit obligation were $36.4 million and $35.0 million, respectively, with no plan assets.

  As of December 31, 1998, for pension plans with accumulated benefit obligations in excess of plan assets, the related projected benefit obligation, accumulated benefit obligation and the fair value of plan assets were $81.1 million, $66.9 million and $22.7 million, respectively.

  A minimum pension liability adjustment is required when the actuarial present value of accumulated plan benefits exceeds plan assets and accrued pension liabilities. In 1999, accrued pension liabilities exceeded the actuarial present value of accumulated plan benefits because the discount rate used to determine the present value of accumulated benefits increased from 6.4% to 7.5% and a plan amendment shifted benefits from an unfunded pension plan to a funded plan. Accordingly, a minimum pension liability adjustment of $4.1 million, initially recorded in other comprehensive income in 1998, was reversed in 1999, net of deferred income taxes of $2.7 million.

  A summary of the components of net periodic benefits cost for the years ended December 31, 1999 and 1998 is presented below:

                                     Pension Benefits     Other Benefits
                                     ------------------  ------------------
For the years ended December 31,       1999      1998      1999      1998
----------------------------------------------------------------------------
In thousands of dollars
Components of net periodic benefits
 cost
Service cost                         $ 31,050  $ 27,621  $  3,803  $  4,452
Interest cost                          41,781    41,855    13,813    13,524
Expected return on plan assets        (57,836)  (53,399)      --        --
Amortization of prior service cost      2,956     2,941    (2,293)   (2,986)
Recognized net actuarial loss             341       717     1,042       --
Other                                     --        --         54         9
                                     --------  --------  --------  --------
Corporate sponsored plans              18,292    19,735    16,419    14,999
Multi-employer plans                      698     1,571       --        --
Administrative expenses                   287       796       --        --
                                     --------  --------  --------  --------
Net periodic benefits cost           $ 19,277  $ 22,102  $ 16,419  $ 14,999
                                     ========  ========  ========  ========

  The Corporation has two post-retirement benefit plans. The health care plan is contributory, with participants' contributions adjusted annually, and the life insurance plan is non-contributory. During the first quarter of 1999, for all eligible employees under age 45, the Corporation provided annual contributions into the Employee Savings Stock Investment and Ownership Plan (ESSIOP) instead of providing coverage under the current retiree medical plan. This change resulted in the immediate recognition of a $15.4 million pre-tax gain which is not included above as a component of net periodic benefits costs. The changes applied primarily to U.S. hourly employees working in Pennsylvania.

  Effective December 1998, all U.S. full-time salaried employees, and all non-union hourly plant employees working outside Hershey, PA under age 45 were eligible for the ESSIOP contributions. This change resulted in the immediate recognition of a $13.0 million pre-tax gain which is not included above as a component of net periodic benefits cost in 1998.

  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                      1 Percentage Point 1 Percentage Point
                                           Increase          (Decrease)
---------------------------------------------------------------------------
In thousands of dollars
Effect on total service and interest
 cost components                           $   954            $  (829)
Effect on post-retirement benefit
 obligation                                 11,152             (9,999)

11.EMPLOYEE STOCK OWNERSHIP TRUST

  The Corporation's employee stock ownership trust (ESOP) serves as the primary vehicle for contributions to its existing ESSIOP for participating domestic salaried and hourly employees. The ESOP was funded by a 15-year 7.75% loan of $47.9 million from the Corporation. During 1999 and 1998, the ESOP received a combination of dividends on unallocated shares and contributions from the

Corporation equal to the amount required to meet its principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 159,176 shares of Common Stock each year. As of December 31, 1999, the ESOP held 980,992 allocated shares and 1,114,224 unallocated shares. All ESOP shares are considered outstanding for income per share computations.

  The Corporation recognized net compensation expense equal to the shares allocated multiplied by the original cost of $20 1/16 per share less dividends received by the ESOP on unallocated shares. Compensation expense related to the ESOP for 1999, 1998 and 1997 was $1.6 million, $1.0 million, and $1.4 million, respectively. Dividends paid on unallocated ESOP shares were $1.2 million in both 1999 and 1998 and $1.3 million in 1997. The unearned ESOP compensation balance in stockholders' equity represented deferred compensation expense to be recognized by the Corporation in future years as additional shares are allocated to participants.

12.CAPITAL STOCK AND NET INCOME PER SHARE

  As of December 31, 1999, the Corporation had 530,000,000 authorized shares of capital stock. Of this total, 450,000,000 shares were designated as Common Stock, 75,000,000 shares as Class B Common Stock (Class B Stock), and 5,000,000 shares as Preferred Stock, each class having a par value of one dollar per share. As of December 31, 1999 a combined total of 179,950,872 shares of both classes of common stock had been issued of which 138,459,619 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 1999.

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

  Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 1999, 1998 and 1997, a total of 4,000 shares, 18,000 shares, and 13,000 shares, respectively, of Class B Stock were converted into Common Stock.

  Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (Milton Hershey School Trust), as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held a total of 12,929,073 shares of the Common Stock, and as Trustee for the benefit of Milton Hershey School, held 30,306,006 shares of the Class B Stock as of December 31, 1999, and was entitled to cast approximately 77% of the total votes of both classes of the Corporation's common stock. The Milton Hershey School Trust must approve the issuance of shares of Common Stock or any other action which would result in the Milton Hershey School Trust not continuing to have voting control of the Corporation.

  During 1999, 5,478,379 shares of Common Stock were repurchased for $318.0 million, including 1,579,779 shares of the Corporation's Common Stock purchased from the Milton Hershey School Trust for $100.0 million. A total of 15,339,498 shares of Common Stock have been repurchased for approximately $605.6 million under share repurchase programs which were approved by the Corporation's Board of Director's in 1993, 1996 and 1999. Of the shares repurchased, 528,000 shares were retired, 1,320,781 shares were reissued to satisfy stock options obligations, Supplemental Retirement Contributions and ESOP obligations and the remaining 13,490,717 shares were held as Treasury Stock as of December 31, 1999. In August 1997, the Corporation purchased 9,900,990 shares of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $500.0 million and in August 1995, 18,099,546 shares were purchased from the Milton Hershey School Trust for $500.0 million. A total of 41,491,253 shares were held as Treasury Stock as of December 31, 1999.

  Basic and Diluted Earnings per Share were computed based on the weighted average number of shares of the Common Stock and the Class B Stock outstanding as follows:

For the years ended December 31,           1999     1998     1997
-------------------------------------------------------------------
In thousands except per share amounts
Net income                               $460,310 $340,888 $336,251
                                         ======== ======== ========
Weighted average shares--basic            140,031  143,446  149,174
Effect of dilutive securities:
  Employee stock options                    1,260    2,008    1,727
  Performance and restricted stock units        9      109      115
                                         -------- -------- --------
Weighted average shares--diluted          141,300  145,563  151,016
                                         ======== ======== ========
Net income per share--basic              $   3.29 $   2.38 $   2.25
                                         ======== ======== ========
Net income per share--diluted            $   3.26 $   2.34 $   2.23
                                         ======== ======== ========

  For the year ended December 31, 1999, 1.8 million stock options were not included in the diluted earnings per share calculation because the exercise price was higher than the average market price of the Common Stock for the year and therefore, the effect would have been antidilutive.

13.STOCK COMPENSATION PLAN

  The long-term portion of the Key Employee Incentive Plan (Incentive Plan), provides for grants of stock-based compensation awards to senior executives and key employees of one or more of the following: non-qualified stock options (fixed stock options), performance stock units, stock appreciation rights and restricted stock units. The Incentive Plan also provides for the deferral of performance stock unit awards by participants. As of December 31, 1999, 15.3 million shares were authorized for grants under the long-term portion of the Incentive Plan.

  In 1996, the Corporation's Board of Directors approved a world-wide, broad-based employee stock option program, called HSY Growth. HSY Growth provides all eligible employees with a one-time grant of 100 non-qualified stock options. Under HSY Growth, over 1.2 million options were granted on January 7, 1997.

  The Corporation applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations, in accounting for the Incentive Plan and HSY Growth. Accordingly, no compensation cost has been recognized for its fixed stock option grants. Had compensation cost for the Corporation's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the Incentive Plan and HSY Growth consistent with the method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Corporation's net income and net income per share would have been reduced to the pro forma amounts indicated below:

For the years ended December
31,                                          1999     1998     1997
---------------------------------------------------------------------
In thousands of dollars except per share
amounts
Net income                     As reported $460,310 $340,888 $336,251
                               Pro forma    449,986  329,621  330,710
Net income per share--Basic    As reported $   3.29 $   2.38 $   2.25
                               Pro forma       3.21     2.30     2.22
Net income per share--Diluted  As reported $   3.26 $   2.34 $   2.23
                               Pro forma       3.18     2.26     2.19

  The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yields of 1.4%, 1.6% and 1.9%, expected volatility of 23%, 21% and 20%, risk-free interest rates of 4.9%, 5.9% and 6.2%, and expected lives of 6.5 years, 6.5 years and 5.7 years.

Fixed Stock Options

  The exercise price of each option equals the market price of the Corporation's Common Stock on the date of grant. Under the Incentive Plan, options are granted in January and generally vest at the end of the second year and have a maximum term of ten years. Options granted under the HSY Growth program vest at the end of the fifth year and have a term of ten years.

  A summary of the status of the Corporation's fixed stock options as of December 31, 1999, 1998, and 1997, and changes during the years ending on those dates is presented below:

                                 1999                 1998                 1997
                          -------------------- -------------------- --------------------
                                     Weighted-            Weighted-            Weighted-
                                      Average              Average              Average
                                     Exercise             Exercise             Exercise
Fixed Options              Shares      Price    Shares      Price    Shares      Price
----------------------------------------------------------------------------------------
Outstanding at beginning
 of year                  7,665,270   $38.91   6,713,920   $31.73   5,902,220   $27.40
Granted                     197,450   $59.24   1,739,050   $61.22   1,485,250   $44.64
Exercised                  (701,596)  $26.80    (751,600)  $25.78    (656,350)  $21.94
Forfeited                  (255,200)  $52.16     (36,100)  $52.61     (17,200)  $33.06
                          ---------            ---------            ---------
Outstanding at end of
 year                     6,905,924   $40.23   7,665,270   $38.91   6,713,920   $31.73
                          =========            =========            =========
Options exercisable at
 year-end                 4,015,624   $29.78   4,480,670   $28.45   3,013,670   $24.38
                          =========            =========            =========
Weighted-average fair
 value of options
 granted during the year
 (per share)              $   17.23            $   18.30            $   11.66
                          =========            =========            =========

  The following table summarizes information about fixed stock options outstanding as of December 31, 1999:

                                Options Outstanding                   Options Exercisable
                    ------------------------------------------- --------------------------------
                                     Weighted-
                                      Average
                        Number       Remaining     Weighted-         Number         Weighted-
Range of Exercise   Outstanding as  Contractual     Average     Exercisable as of    Average
Prices               of 12/31/99   Life in Years Exercise Price     12/31/99      Exercise Price
------------------------------------------------------------------------------------------------
$17 11/16-26 1/2      1,769,674         3.6          $23.86         1,769,674         $23.86
$33 1/16-44 1/2       3,324,050         6.4          $37.64         2,227,650         $34.26
$49 1/8-63 11/16      1,812,200         8.1          $60.96            18,300         $56.25
                      ---------                                     ---------
$17 11/16-63 11/16    6,905,924         6.1          $40.23         4,015,624         $29.78
                      =========                                     =========

Performance Stock Units

  Under the long-term portion of the Incentive Plan, each January the Corporation grants selected executives and other key employees performance stock units whose vesting is contingent upon the achievement of certain performance objectives. If at the end of three-year performance cycles, targets for financial measures of earnings per share, economic value added and free cash flow are met, the full number of shares are awarded to the participants. The performance scores can range from 0% to 150% of the targeted amounts. The compensation amount (credited to) charged against income for the performance-based plan was $(1.9) million, $6.6 million and $9.1 million for 1999, 1998, and 1997, respectively. The compensation credit in 1999 resulted from a partial achievement of the current year cycle objectives, expectation of partially achieving the target objectives for the 2000 cycle and the lower stock price. The compensation cost associated with the long-term portion of the Incentive Plan is recognized ratably over the three-year term based on the year-end market value of the stock. Performance stock units and restricted stock units granted for potential future distribution were as follows:

     For the years ended December 31,               1999   1998   1997
    -------------------------------------------------------------------
     Shares granted                                48,550 48,150 95,250
     Weighted-average fair value at date of grant  $59.48 $61.54 $45.17

  Deferred performance stock units, deferred directors' fees and accumulated dividend amounts totaled 383,366 shares as of December 31, 1999.

  No stock appreciation rights were outstanding as of December 31, 1999.

14.SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts Receivable--Trade

  In the normal course of business, the Corporation extends credit to customers which satisfy pre-defined credit criteria. The Corporation believes that it has little concentration of credit risk due to the diversity of its customer base. Receivables, as shown on the consolidated balance sheets, were net of allowances and anticipated discounts of $16.9 million and $19.9 million as of December 31, 1999 and 1998, respectively.


Inventories

  The Corporation values the majority of its inventories under the last-in, first-out (LIFO) method and the remaining inventories at the lower of first-in, first-out (FIFO) cost or market. LIFO cost of inventories valued using the LIFO method was $469.2 million and $342.9 million as of December 31, 1999 and 1998, respectively, and all inventories were stated at amounts that did not exceed realizable values. Total inventories were as follows:

     December 31,           1999      1998
    -----------------------------------------
     In thousands of
     dollars
     Raw materials        $270,711  $209,963
     Goods in process       49,412    44,336
     Finished goods        365,575   322,125
                          --------  --------
     Inventories at FIFO   685,698   576,424
     Adjustment to LIFO    (83,496)  (83,175)
                          --------  --------
     Total inventories    $602,202  $493,249
                          ========  ========

Property, Plant and Equipment

  Property, plant and equipment balances included construction in progress of $76.6 million and $96.6 million as of December 31, 1999 and 1998, respectively. Major classes of property, plant and equipment were as follows:

     December 31,                             1999         1998
    ----------------------------------------------------------------
     In thousands of dollars
     Land                                  $    50,830  $    30,871
     Buildings                                 484,768      541,181
     Machinery and equipment                 2,036,670    2,130,735
                                           -----------  -----------
     Property, plant and equipment, gross    2,572,268    2,702,787
     Accumulated depreciation               (1,061,808)  (1,054,729)
                                           -----------  -----------
     Property, plant and equipment, net    $ 1,510,460  $ 1,648,058
                                           ===========  ===========

Accrued Liabilities

  Accrued liabilities were as follows:

     December 31,                          1999     1998
    ------------------------------------------------------
     In thousands of dollars
     Payroll, compensation and benefits  $ 98,527 $ 87,666
     Advertising and promotion             71,233   67,916
     Other                                122,737  138,833
                                         -------- --------
     Total accrued liabilities           $292,497 $294,415
                                         ======== ========

Other Long-term Liabilities

  Other long-term liabilities were as follows:

     December 31,                         1999     1998
    -----------------------------------------------------
     In thousands of dollars
     Accrued post-retirement benefits   $194,563 $206,345
     Other                               136,375  140,424
                                        -------- --------
     Total other long-term liabilities  $330,938 $346,769
                                        ======== ========

15.SEGMENT INFORMATION

  The Corporation operates in a single consumer foods line of business, encompassing the manufacture, distribution and sale of confectionery and grocery products. Consolidated net sales represented primarily sales of confectionery products. The Corporation's principal operations and markets are located in the United States. The Corporation also manufactures, markets, sells and distributes confectionery and grocery products in Canada and Mexico, imports and/or markets selected confectionery products in Japan, the Philippines, Korea and China, and markets confectionery products in over 90 countries worldwide.

  Net sales and long-lived assets of businesses outside of the United States were not significant. Sales to Wal-Mart Stores, Inc. and Subsidiaries exceeded 10% of total net sales and amounted to approximately $605.3 million, $619.1 million and $529.6 million in 1999, 1998 and 1997, respectively.

16.QUARTERLY DATA (Unaudited)

Summary quarterly results were as follows:

Year 1999                           First        Second    Third      Fourth
------------------------------------------------------------------------------
In thousands of
dollars except per share amounts
Net sales                         $  945,152    $853,239 $1,066,695 $1,105,838
Gross profit                         382,988     340,443    432,653    460,116
Net income                           224,670(a)   50,055     87,578     98,007
Net income per share--Basic(b)          1.58         .36        .63        .71
Net income per share--Diluted(b)        1.57         .35        .62        .70
Year 1998                           First        Second    Third      Fourth
------------------------------------------------------------------------------
In thousands of
dollars except per share amounts
Net sales                         $1,098,076    $880,399 $1,217,237 $1,239,903
Gross profit                         445,736     357,684    510,632    496,506
Net income                            75,433      47,965    107,533    109,957
Net income per share--Basic              .53         .33        .75        .77
Net income per share--Diluted(b)         .52         .33        .74        .76

--------
(a) Net income for the first quarter and year 1999 included an after-tax gain on the sale of the Corporation's pasta business of $165.0 million. Net income per share was similarly impacted.
(b) Quarterly income per share amounts do not total to the annual amounts due to changes in weighted average shares outstanding during the year.

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

  The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose appointment was ratified by stockholder vote at the stockholders' meeting held on April 27, 1999. Their report expresses an opinion that the Corporation's financial statements are fairly stated in conformity with generally accepted accounting principles, and they have indicated to us that their audit was performed in accordance with generally accepted auditing standards which are designed to obtain reasonable assurance about whether the financial statements are free of material misstatement.

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

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Hershey Foods Corporation:

  We have audited the accompanying consolidated balance sheets of Hershey Foods Corporation (a Delaware Corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1999, appearing on pages A-11 through A-30. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hershey Foods Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen

New York, New York
January 28, 2000

                           HERSHEY FOODS CORPORATION

                   ELEVEN-YEAR CONSOLIDATED FINANCIAL SUMMARY

                All dollar and share amounts in thousands except
                     market price and per share statistics

                           10-Year
                          Compound
                         Growth Rate      1999               1998            1997
                         ----------- --------------     ---------------  -------------
Summary of Operations
 Net Sales                   5.1 %   $    3,970,924           4,435,615      4,302,236
                                     --------------     ---------------  -------------
 Cost of Sales               4.9 %   $    2,354,724           2,625,057      2,488,896
 Selling, Marketing and
  Administrative             4.9 %   $    1,057,840           1,167,895      1,183,130
 Non-recurring
  Credits/(Charges)(o)               $      243,785                 --             --
 Interest Expense, Net      13.8 %   $       74,271              85,657         76,255
 Provision for Income
  Taxes                      8.5 %   $      267,564             216,118        217,704
                                     --------------     ---------------  -------------
 Income from Continuing
  Operations Before
  Accounting Changes        10.4 %   $      460,310             340,888        336,251
 Net Cumulative Effect
  of Accounting Changes              $          --                  --             --
                                     --------------     ---------------  -------------
 Net Income                 10.4 %   $      460,310             340,888        336,251
                                     ==============     ===============  =============
 Income Per Share:(a)
  From Continuing
   Operations Before
   Accounting Changes
    --Basic                 13.2 %   $         3.29(i)             2.38           2.25
    --Diluted               13.1 %   $         3.26                2.34           2.23
  Net Cumulative Effect
   of Accounting Changes
    --Basic and Diluted              $          --                  --             --
  Net Income--Basic         13.2 %   $         3.29(i)             2.38           2.25
  Net Income--Diluted       13.1 %   $         3.26                2.34           2.23
 Weighted Average Shares
  Outstanding--Basic(a)                     140,031             143,446        149,174
 Weighted Average Shares
  Outstanding--
  Diluted(a)                                141,300             145,563        151,016
 Dividends Paid on
  Common Stock               7.0 %   $      109,175             103,616         98,390
  Per Share(a)              10.5 %   $         1.00                .920           .840
 Dividends Paid on Class
  B Common Stock            10.5 %   $       27,553              25,428         23,156
  Per Share(a)              10.5 %   $         .905                .835           .760
 Income from Continuing
  Operations Before
  Accounting Changes as
  a Percent of Net Sales                        7.4%(c)             7.7%           7.8%
 Depreciation                9.5 %   $      135,574             138,489        135,016
 Advertising                 3.1 %   $      164,894             187,505        202,408
 Promotion                   4.4 %   $      395,849             469,709        451,580
 Payroll                     4.6 %   $      534,854             563,045        524,827
Year-end Position and
 Statistics
 Capital Additions          (3.3)%   $      115,448             161,328        172,939
 Total Assets                6.3 %   $    3,346,652           3,404,098      3,291,236
 Long-term Portion of
  Debt                      15.1 %   $      878,213             879,103      1,029,136
 Stockholders' Equity        (.2)%   $    1,098,627           1,042,301        852,806
 Operating Return on
  Average Stockholders'
  Equity(b)                                    27.6%               36.0%          33.4%
 Operating Return on
  Average Invested
  Capital(b)                                   14.8%               17.4%          17.5%
 Full-time Employees                         13,900              14,700         14,900
Stockholders' Data(a)
 Outstanding Shares of
  Common Stock and
  Class B Common Stock
  at Year-end                               138,460             143,147        142,932
 Market Price of Common
  Stock at Year-end         10.2 %   $      47 7/16             62 3/16       61 15/16
 Range During Year                   $64 7/8-45 3/4     76 3/8-59 11/16  63 7/8-42 1/8

--------
See Notes to the Eleven-Year Consolidated Financial Summary on page A-35.

                                               1996             1995             1994               1993                1992
                                         ---------------     -----------    --------------     ---------------     --------------
Summary of Operations
 Net Sales                                     3,989,308       3,690,667         3,606,271           3,488,249          3,219,805
                                         ---------------     -----------    --------------     ---------------     --------------
 Cost of Sales                                 2,302,089       2,126,274         2,097,556           1,995,502          1,833,388
 Selling, Marketing and
  Administrative                               1,124,087       1,053,758         1,034,115           1,035,519            958,189
 Non-recurring
  Credits/(Charges)(o)                           (35,352)            151          (106,105)             80,642                --
 Interest Expense, Net                            48,043          44,833            35,357              26,995             27,240
 Provision for Income
  Taxes                                          206,551         184,034           148,919             213,642            158,390
                                         ---------------     -----------    --------------     ---------------     --------------
 Income from Continuing
  Operations Before
  Accounting Changes                             273,186         281,919           184,219             297,233            242,598
 Net Cumulative Effect
  of Accounting Changes                              --              --                --             (103,908)               --
                                         ---------------     -----------    --------------     ---------------     --------------
Net Income                                       273,186         281,919           184,219             193,325            242,598
                                         ===============     ===========    ==============     ===============     ==============

Income Per Share:(a)
 From Continuing
  Operations Before
  Accounting Changes
   --Basic                                          1.77(j)         1.70(k)           1.06(l)             1.65(m)            1.34
   --Diluted                                        1.75            1.69              1.05                1.65               1.34
 Net Cumulative Effect
  of Accounting Changes
   --Basic and Diluted                               --              --                --                 (.58)               --
 Net Income--Basic                                  1.77(j)         1.70(k)           1.06(l)             1.07(m)            1.34
 Net Income--Diluted                                1.75            1.69              1.05                1.07               1.34
Weighted Average Shares
 Outstanding--Basic(a)                           154,334         166,036           174,367             179,929            180,775
Weighted Average Shares
 Outstanding--
 Diluted(a)                                      155,690         166,721           174,740             180,495            181,160
Dividends Paid on
 Common Stock                                     93,884          91,190            89,660              84,711             77,174
  Per Share(a)                                      .760            .685              .625                .570               .515
 Dividends Paid on Class
  B Common Stock                                  20,879          18,900            17,301              15,788             14,270
  Per Share(a)                                      .685            .620             .5675               .5175              .4675
 Income from Continuing
  Operations Before
  Accounting Changes as
  a Percent of Net Sales                             7.7%(d)         7.6%              7.3%(e)             7.4%(f)            7.5%
 Depreciation                                    119,443         119,438           114,821             100,124             84,434
 Advertising                                     174,199         159,200           120,629             130,009            137,631
 Promotion                                       429,208         402,454           419,164             444,546            398,577
 Payroll                                         491,677         461,928           472,997             469,564            433,162
Year-end Position and
 Statistics
 Capital Additions                               159,433         140,626           138,711             211,621            249,795
 Total Assets                                  3,184,796       2,830,623         2,890,981           2,855,091          2,672,909
 Long-term Portion of
  Debt                                           655,289         357,034           157,227             165,757            174,273
 Stockholders' Equity                          1,161,021       1,082,959         1,441,100           1,412,344          1,465,279
 Operating Return on
  Average Stockholders'
  Equity(b)                                         27.5%           22.2%             18.5%               17.8%              17.3%
 Operating Return on
  Average Invested
  Capital(b)                                        17.8%           17.1%             15.6%               15.0%              14.4%
 Full-time Employees                              14,000          13,300            14,000              14,300             13,700
Stockholders' Data(a)
 Outstanding Shares of
  Common Stock and
  Class B Common Stock
  at Year-end                                    152,942         154,532           173,470             175,226            180,373
 Market Price of Common
  Stock at Year-end                               43 3/4          32 1/2           24 3/16              24 1/2             23 1/2
 Range During Year                       51 3/4-31 15/16     33 15/16-24    26 3/4-20 9/16     27 15/16-21 3/4     24 3/16-19 1/8

                                                1991            1990                  1989
                                           --------------  ---------------       ---------------
Summary of Operations
 Net Sales                                      2,899,165        2,715,609            2,420,988
                                           --------------  ---------------       ---------------
 Cost of Sales                                  1,694,404        1,588,360            1,455,612
 Selling, Marketing and
  Administrative                                  814,459          776,668              655,040
 Non-recurring
  Credits/(Charges)(o)                                --            35,540                  --
 Interest Expense, Net                             26,845           24,603               20,414
 Provision for Income
  Taxes                                           143,929          145,636              118,868
                                           --------------  ---------------       ---------------
 Income from Continuing
  Operations Before
  Accounting Changes                              219,528          215,882              171,054
 Net Cumulative Effect
  of Accounting Changes                               --               --                   --
                                           --------------  ---------------       ---------------
Net Income                                        219,528          215,882              171,054
                                           ==============  ===============       ===============



Income Per Share:(a)
 From Continuing
  Operations Before
  Accounting Changes
   --Basic                                           1.21             1.19(n)               .95
   --Diluted                                         1.21             1.19                  .95
 Net Cumulative Effect
  of Accounting Changes
   --Basic and Diluted                                --               --                   --
 Net Income--Basic                                   1.21             1.19(n)               .95
 Net Income--Diluted                                 1.21             1.19                  .95
Weighted Average Shares
 Outstanding--Basic(a)                            180,767          180,766              180,824
Weighted Average Shares
 Outstanding--
 Diluted(a)                                       181,112          180,987              180,984
Dividends Paid on
 Common Stock                                      70,426           74,161(g)            55,431
  Per Share(a)                                       .470             .495(g)              .370
 Dividends Paid on Class
  B Common Stock                                   12,975           13,596(g)            10,161
  Per Share(a)                                       .425             .445(g)             .3325
 Income from Continuing
  Operations Before
  Accounting Changes as
  a Percent of Net Sales                              7.6%             7.2%(h)              7.1%
 Depreciation                                      72,735           61,725               54,543
 Advertising                                      117,049          146,297              121,182
 Promotion                                        325,465          315,242              256,237
 Payroll                                          398,661          372,780              340,129
Year-end Position and
 Statistics
 Capital Additions                                226,071          179,408              162,032
 Total Assets                                   2,341,822        2,078,828            1,814,101
 Long-term Portion of
  Debt                                            282,933          273,442              216,108
 Stockholders' Equity                           1,335,251        1,243,537            1,117,050
 Operating Return on
  Average Stockholders'
  Equity(b)                                          17.0%            16.6%                16.1%
 Operating Return on
  Average Invested
  Capital(b)                                         13.8%            13.4%                13.2%
 Full-time Employees                               14,000           12,700               11,800
Stockholders' Data(a)
 Outstanding Shares of
  Common Stock and
  Class B Common Stock
  at Year-end                                     180,373          180,373              180,373
 Market Price of Common
  Stock at Year-end                               22 3/16           18 3/4             17 15/16
 Range During Year                         22 1/4-17 9/16  19 13/16-14 1/8       18 7/16-12 3/8

            Notes to the Eleven-Year Consolidated Financial Summary

(a) All shares and per share amounts have been adjusted for the two-for-one stock split effective September 13, 1996.

(b) Operating Return on Average Stockholders' Equity and Operating Return on Average Invested Capital have been computed using Net Income, excluding the 1993 Net Cumulative Effect of Accounting Changes, and the after-tax impacts of the 1990 Restructuring Gain, Net, the 1993 Gain on Sale of the Investment Interest in Freia Marabou a.s (Freia), the 1994 Restructuring Charge, the net 1995 Restructuring Credit, the 1996 Loss on Sale of Businesses, and the 1999 Gain on Sale of Business.

(c) Calculated percent excludes the 1999 Gain on Sale of Business. Including the gain, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 11.6%.

(d) Calculated percent excludes the 1996 Loss on Sale of Businesses. Including the loss, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 6.8%.

(e) Calculated percent excludes the 1994 Restructuring Charge. Including the charge, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 5.1%.

(f) Calculated percent excludes the 1993 Gain on Sale of Investment Interest in Freia. Including the gain, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 8.5%.

(g) Amounts included a special dividend for 1990 of $11.2 million or $.075 per share of Common Stock and $2.1 million or $.0675 per share of Class B Common Stock.

(h) Calculated percent excludes the 1990 Restructuring Gain, Net. Including the gain, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 7.9%.

(i) Income Per Share from Continuing Operations Before Accounting Changes-- Basic and Net Income Per Share--Basic for 1999 included a $1.18 per share gain on the sale of the pasta business. Excluding the impact of this gain, Income Per Share from Continuing Operations Before Accounting Changes-- Basic and Net Income Per Share--Basic would have been $2.11.

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

(m) Income Per Share from Continuing Operations Before Accounting Changes-- Basic and Net Income Per Share--Basic for 1993 included a $.23 per share gain on the sale of the investment interest in Freia. Excluding the impact of this gain, Income Per Share from Continuing Operations Before Accounting Changes--Basic would have been $1.43.

(n) Income Per Share from Continuing Operations Before Accounting Changes-- Basic and Net Income Per Share--Basic for 1990 included an $.11 per share Restructuring Gain, Net. Excluding the impact of this gain, Income Per Share from Continuing Operations Before Accounting Changes--Basic and Net Income Per Share--Basic would have been $1.08.

(o) Includes the Gain on Sale of Business in 1999; Loss on Sale of Businesses in 1996; Restructuring Credit in 1995; Restructuring Charge in 1994; Gain on Sale of Investment Interest in 1993 and Restructuring Gain, Net in 1990.

                                     A-35