Form 10-K, Exhibit 13
period 2000-12-31
HERSHEY FOODS CORP
filed 2001-03-15
CIK 47111

EXHIBIT 13

HERSHEY FOODS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Net Sales

Net sales increased $250.1 million, or 6%, from 1999 to 2000. The higher sales primarily reflected an increase in sales of core confectionery and grocery products in North America, incremental sales from the introduction of new confectionery products, increased international exports and lower product returns, discounts, and allowances. In 2000, certain international distributor allowances were netted against sales instead of being reported in selling, marketing and administrative expenses as in 1999 and 1998. These distributor allowances amounted to $18.3 million and $17.8 million in 1999 and 1998, respectively. Net sales in 1999 included $29.3 million related to the Corporation’s pasta business, which was sold in January 1999.

Net sales decreased $464.7 million, or 10%, from 1998 to 1999. The decrease in sales in 1999 was primarily a result of the divestiture of the Corporation’s pasta business, which resulted in a sales reduction of $343.8 million, and sales decreases in the United States of core confectionery and grocery products. Sales of confectionery and grocery products declined in the first quarter of 1999 primarily as a result of the December 1998 buy-in on promotions of regular count and vending items. Decreases in sales in the third and fourth quarters of 1999 were primarily the result of problems encountered after the July 1999 start-up of new business systems and processes. These sales declines were partially offset by incremental sales from the introduction of new confectionery products, increased export sales in international markets and sales increases in the Corporation’s Canadian and Mexican markets.

Gross Margin

Gross margin increased from 40.7% in 1999 to 41.5% in 2000. The increase in gross margin reflected decreased costs for certain major raw materials, primarily cocoa, as well as lower product returns, discounts, and allowances. The impact of these items was offset partially by higher absorption of fixed manufacturing costs in 2000, primarily related to decreased finished goods inventory levels in 2000 compared to 1999. In addition, the sales mix of confectionery items sold in 2000 compared to 1999 contributed to lower profitability, as the growth in sales of the more profitable standard bars was outpaced by sales of packaged confectionery items. Also, higher distribution and warehousing costs in 2000 reflected higher warehouse handling costs, incremental costs associated with expanded warehousing capacity and one-time start-up costs for new distribution centers located near Hershey, Pennsylvania and Atlanta, Georgia.

Gross margin in 1999 benefited .3 percentage points from the inclusion in cost of sales of a one-time $12.5 million gain from revisions to the Corporation’s retiree medical plan, net of contributions into the Employee Savings Stock Investment and Ownership Plan (“ESSIOP”). During the first quarter of 1999, the Corporation changed its retiree medical plan to eliminate coverage for all eligible hourly employees under age 45, to be replaced by annual contributions into the ESSIOP. The change applied primarily to U.S. hourly employees working in Pennsylvania. In addition, gross margin in 1999 would have been .3 percentage points lower if certain international distributor allowances were reclassified and reported as discussed above for 2000.

Gross margin decreased from 40.8% in 1998 to 40.7% in 1999. The decrease reflected lower profitability resulting from the mix of confectionery items sold in 1999 compared with sales during 1998, primarily related to lower sales of the more profitable standard bars. Higher freight and distribution costs, reflecting increased costs related to the implementation of new business systems and processes and distribution center capacity constraints, and higher depreciation expense as a percent of sales, also contributed to the lower gross margin. These cost increases were offset partially by selling price increases in the Corporation’s Canadian and Mexican markets and decreased costs for packaging materials and certain raw materials. Effective December 1998, the Corporation changed its retiree medical plan to eliminate coverage for all U.S. full-time salaried employees and all non-union hourly plant employees working outside Hershey, Pennsylvania under age 45, replacing it with annual ESSIOP contributions, resulting in the recognition of a $13.0 million pre-tax gain in 1998.

Selling, Marketing and Administrative

Selling, marketing and administrative expenses increased $69.3 million, or 7%, from 1999 to 2000, primarily reflecting: increased marketing expenditures for core confectionery brands, international exports and the introduction of new products; increased selling and administrative expenses primarily related to higher staffing levels to support sales and customer service activity in North America and the international export business; higher incentive compensation expense reflecting improved operating performance in 2000; and higher software amortization costs. The impact of these items was offset partially by the inclusion in administrative expense in 2000 of a one-time gain of $7.3 million arising from the sale of certain corporate aircraft. Selling, marketing and administrative costs in 1999 included $10.7 million related to the Corporation’s pasta business, which was sold in January 1999.

Selling, marketing and administrative expenses decreased by $110.1 million, or 9%, from 1998 to 1999, reflecting lower expenses resulting from the divestiture of the pasta business, reduced marketing expenses for core confectionery brands and lower administrative expenses. These decreases were offset partially by increased spending associated with the introduction of new products and international exports, in addition to higher amortization expense for capitalized software. Excluding the divestiture of the pasta business, advertising and promotion expense was essentially equal to the prior year as a percent of sales.

Interest Expense, Net

Net interest expense for 2000 was $1.7 million above the prior year, primarily as a result of higher short-term interest expense related to increased average short-term borrowings and borrowing rates, and lower capitalized interest. The impact of these items was offset partially by higher interest income, and lower fixed interest expense as a result of interest rate swap and forward agreements entered into in October 1999. Net interest expense in 1999 was $11.4 million below the prior year, primarily as a result of lower short-term interest expense as a portion of the proceeds from the sale of the pasta business and positive cash flow were used to reduce short-term borrowings.

Income Taxes

The Corporation’s effective income tax rate was 38.8%, 36.8% and 38.8% in 1998, 1999 and 2000, respectively. Excluding the provision for income taxes associated with the gain on the sale of the Corporation’s pasta business, the effective income tax rate was 39.0% in 1999.

Net Income

Net income decreased $125.8 million, or 27%, from 1999 to 2000. In the first quarter of 1999, the Corporation received cash proceeds of $450.0 million, retained a 6% minority interest and recorded a gain of approximately $243.8 million before tax, $165.0 million or $1.17 per share—diluted after tax, as a result of the sale of the Corporation’s pasta business. Excluding the gain, net income increased $39.2 million, or 13%, from 1999 to 2000. The Corporation’s net income increased $119.4 million, or 35%, from 1998 to 1999, reflecting the gain on the sale of the pasta business. Excluding the gain, net income decreased $45.6 million, or 13% from 1998 to 1999.

Net income as a percent of net sales was 7.9% in 2000, 7.4% in 1999, excluding the gain on the sale of the pasta business, and 7.7% in 1998.

FINANCIAL CONDITION

The Corporation’s financial condition remained strong during 2000. The capitalization ratio (total short-term and long-term debt as a percent of stockholders’ equity, short-term and long-term debt) was 49% as of December 31, 2000 and 50% as of December 31, 1999. The ratio of current assets to current liabilities was 1.7:1 as of December 31, 2000, and 1.8:1 as of December 31, 1999. The lower ratio of current assets to current liabilities as of December 31, 2000, primarily reflected increased short-term borrowings to finance stock repurchases and a business acquisition.

In December 2000, the Corporation completed the purchase of the intense and breath freshener mints and gum businesses of Nabisco, Inc. (“Nabisco”). The Corporation paid $135.0 million to acquire the businesses, including Ice Breakers and Breath Savers Cool Blasts intense mints, Breath Savers mints, and Ice Breakers, Carefree, Stick*Free, Bubble Yum and Fruit Stripe gums. Also included in the purchase were manufacturing machinery and equipment and a gum-manufacturing plant in Las Piedras, Puerto Rico. These businesses had sales of approximately $270 million in 1999. The Corporation’s results of operations for 2000 did not include results of the acquisition, as the transaction was completed very late in the year. Had the results of the acquired businesses been included in the consolidated results, the effect would not have been material.

Assets

Total assets increased $101.1 million, or 3%, as of December 31, 2000, primarily as a result of higher accounts receivable, prepaid expenses and other current assets, property, plant and equipment, and intangibles resulting from business acquisitions, substantially offset by a decrease in cash and cash equivalents. These increases were due, in part, to the acquisition of Nabisco’s mint and gum businesses.

Current assets increased by $15.4 million, or 1%, reflecting increased accounts receivable, inventories, prepaid expenses and other current assets. An increase in accounts receivable of $26.9 million reflected higher sales in December 2000. The increase in prepaid expenses and other current assets was principally associated with hedging transactions. The decrease in cash and cash equivalents reflected the comparison to an unusually high balance as of December 31, 1999, as a result of year 2000 (Y2K) liquidity contingency plans.

Property, plant and equipment was higher than the prior year primarily due to capital additions of $138.3 million and the acquisition of the Nabisco businesses, partially offset by depreciation expense of $140.2 million. The increase in intangibles resulting from business acquisitions primarily reflected preliminary goodwill associated with the Nabisco acquisition, partly offset by the amortization of intangibles. The decrease in other non-current assets was primarily associated with the amortization of capitalized software.

Liabilities

Total liabilities increased by $24.7 million, or 1%, as of December 31, 2000, primarily reflecting higher accrued liabilities and an increase in short-term borrowings to finance the acquisition of the Nabisco businesses and stock repurchases, partially offset by a decrease in accrued and deferred income taxes. The increase in accrued liabilities was associated primarily with higher accruals for promotion and advertising programs and accrued liabilities related to the Nabisco acquisition. The decrease in accrued income taxes primarily reflected a decrease in the income tax provision which included accrued income taxes for the gain on sale of the pasta business as of December 31, 1999, and the decrease in deferred income taxes was associated with the payment in September 2000 of an assessment related to a Corporate Owned Life Insurance program discussed further under Liquidity below.

Capital Structure

The Corporation has two classes of stock outstanding, Common Stock and Class B Common Stock (“Class B Stock”). Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors, with the

Common Stock having one vote per share and the Class B Stock having ten votes per share. However, the Common Stock, voting separately as a class, is entitled to elect one-sixth of the Board of Directors. With respect to dividend rights, the Common Stock is entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

In December 2000, the Corporation’s Board of Directors unanimously adopted a Stockholder Protection Rights Agreement (“Rights Agreement”). The Rights Agreement was supported by the Corporation’s largest stockholder, Hershey Trust Company, as trustee for the benefit of Milton Hershey School (“Milton Hershey School Trust”). This action was not in response to any specific effort to acquire control of the Corporation. Under the Rights Agreement, the Corporation’s Board of Directors declared a dividend of one right (“Right”) for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable and will not change the manner in which the Corporation’s Common Stock is traded. The Rights Agreement is discussed further in Note 12 to the Consolidated Financial Statements.

LIQUIDITY

Historically, the Corporation’s major source of financing has been cash generated from operations. The Corporation’s income and, consequently, cash provided from operations during the year are affected by seasonal sales patterns, the timing of new product introductions, business acquisitions and divestitures, and price increases. Chocolate, confectionery and grocery seasonal and holiday-related sales have typically been highest during the third and fourth quarters of the year, representing the principal seasonal effect. Generally, seasonal working capital needs peak during the summer months and have been met by issuing commercial paper.

Over the past three years, cash provided from operating activities and proceeds from the sale of the pasta business exceeded cash requirements for share repurchases, capital expenditures, capitalized software additions, dividend payments and a business acquisition by $88.7 million. Total debt, including debt assumed, decreased during the period by $150.9 million, reflecting reduced short-term borrowings and the repayment of long-term debt. Cash and cash equivalents decreased by $22.3 million during the period.

The Corporation anticipates that capital expenditures and capitalized software additions will be in the range of $150 million to $170 million per annum during the next several years as a result of continued modernization of existing facilities and capacity expansion to support new products and line extensions, along with continued improvement and enhancements of computer software. As of December 31, 2000, the Corporation’s principal capital commitments included manufacturing capacity expansion to support new products and line extensions, modernization and efficiency improvements.

In February 2001, the Corporation made a $75.0 million contribution to its domestic pension plans to improve the funded status and reduce future expense.

In December 2000, the Corporation entered into an operating lease agreement for a warehouse and distribution facility to be constructed in southern California. The lease term is approximately ten years and shall begin upon completion of the facility, but no later than September 1, 2001. The Corporation or its designee has an option between December 15, 2001 and March 31, 2002 to purchase the facility at original cost. The estimated cost of the facility, including land, is approximately $38.0 million.

In October 2000, the Corporation entered into an operating lease agreement to finance the purchase of a warehouse and distribution facility near Atlanta, Georgia for $18.2 million. The lease term is five years, with up to four renewal periods of five years each with the consent of the lessor. In July 1999, the Corporation entered into an operating lease agreement to finance the construction of a warehouse and distribution facility located on land owned by the Corporation near Hershey, Pennsylvania. Under the agreement, the lessor paid construction costs totaling $61.7 million. The lease term is six years, including the one-year construction period, with up to four renewal periods of five years each with the consent of the lessor. Both leases provide for substantial residual guarantees and include options to purchase the facilities at original cost.

In 1999, the Corporation implemented the first phase of an enterprise-wide integrated information system in the United States. The first phase of system implementation included new business systems and processes related to purchasing, accounts payable, fixed assets, the general ledger, production reporting, and tracking of plant inventories. The second phase of system implementation included systems and processes in the areas of sales order and billing, transportation planning and management, electronic data interchange communications with warehouses, finished goods inventories, accounts receivable and tracking of marketing promotions. Initial implementation costs amounted to approximately $101.0 million of capitalized software and hardware and $10.6 million of expenses. These expenditures were financed with cash provided from operations and proceeds from the sale of the Corporation’s pasta business.

Under share repurchase programs which began in 1993, a total of 17,624,037 shares of Common Stock have been repurchased for approximately $705.5 million. Of the shares repurchased, 528,000 shares were retired, 1,427,289 shares were reissued to satisfy stock options obligations, Supplemental Retirement Contributions and employee stock ownership trust (“ESOP”) obligations and the remaining 15,668,748 shares were held as Treasury Stock as of December 31, 2000. Additionally, the Corporation has purchased a total of 28,000,536 shares of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $1.0 billion. As of December 31, 2000, a total of 43,669,284 shares were held as Treasury Stock and $124.5 million remained available for repurchases of Common Stock under a program approved by the Corporation’s Board of Directors in October 1999.

In March 1997, the Corporation issued $150 million of 6.95% Notes under a November 1993 Form S-3 Registration Statement. In August 1997, the Corporation filed another Form S-3 Registration Statement under which it could offer, on a delayed or continuous basis, up to $500 million of additional debt securities. Also in August 1997, the Corporation issued $150 million of 6.95% Notes due 2012 and $250 million of 7.2% Debentures due 2027 under the November 1993 and August 1997 Registration Statements. Proceeds from the debt issuance were used to repay a portion of the short-term borrowings associated with the purchase of Common Stock from the Milton Hershey School Trust. As of December 31, 2000, $250 million of debt securities remained available for issuance under the August 1997 Registration Statement. Proceeds from any offering of the $250 million of debt securities available under the shelf registration may be used for general corporate requirements, which include reducing existing commercial paper borrowings, financing capital additions and share repurchases, and funding future business acquisitions and working capital requirements.

As of December 31, 2000, the Corporation maintained a committed credit facility agreement with a syndicate of banks in the amount of $500 million which could be borrowed directly or used to support the issuance of commercial paper. The Corporation may increase the credit facility by $1.0 billion with the concurrence of the banks. In December 2000, the short-term credit facility agreement was renewed for a total of $200 million and the long-term committed credit facility agreement remained in effect for $300 million, expiring in December 2002. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions. The Corporation also had lines of credit with domestic and international commercial banks of $27.5 million and $25.0 million as of December 31, 2000 and 1999, respectively.

In January 1999, the Corporation received a Notice of Proposed Deficiency (“Notice”) from the Internal Revenue Service (“IRS”) related to years 1989 through 1996. The Notice pertained to the Corporate Owned Life Insurance (“COLI”) program which was implemented by the Corporation in 1989. The IRS disallowed the interest expense deductions associated with the underlying life insurance policies. The total deficiency of $61.2 million, including interest, was paid to the IRS in September 2000 to eliminate further accruing of interest. The Corporation may be subject to additional assessments for federal taxes and interest for 1997 and 1998 and for state taxes and interest for 1989 through 1998. The Corporation believes that it has fully complied with the tax law as it relates to its COLI program, has filed for the refund of amounts paid and will continue to seek favorable resolution of this matter.

Cash Flow Activities

Over the past three years, cash from operating activities provided approximately $1.1 billion. Over this period, cash used by or provided from accounts receivable and inventories has tended to fluctuate as a result of sales during December and inventory management practices. The change in cash required for or provided from other assets and liabilities between the years was primarily related to hedging transactions, the timing of payments for accrued liabilities, including income taxes, and variations in the funding status of pension plans.

Investing activities included capital additions, capitalized software additions, a business acquisition and a business divestiture. Capital additions during the past three years included the purchase of manufacturing equipment, and expansion and modernization of existing facilities. Capitalized software additions over the past three years were associated primarily with the implementation of an enterprise-wide integrated information system.

The acquisition of Nabisco’s mint and gum businesses for $135.0 million was completed in 2000 and the Corporation’s pasta business was sold for $450.0 million in 1999.

Financing activities included debt borrowings and repayments, payments of dividends, the exercise of stock options, incentive plan transactions, and the repurchase of Common Stock. During the past three years, short-term borrowings in the form of commercial paper or bank borrowings were used to purchase Nabisco’s mint and gum businesses, fund seasonal working capital requirements, and finance share repurchase programs. During the past three years, a total of 8,013,318 shares of Common Stock have been repurchased for $434.1 million, including 1,579,779 shares purchased from the Milton Hershey School Trust for $100.0 million. Cash used for incentive plan transactions of $74.3 million during the past three years was substantially offset by cash received from the exercise of stock options of $62.6 million. Cash used by incentive plan transactions reflected purchases, from time to time, of the Corporation’s Common Stock in the open market to repurchase treasury stock issued for stock options exercises, mitigating dilution of weighted-average shares outstanding.

ACCOUNTING POLICIES AND MARKET RISKS ASSOCIATED WITH DERIVATIVE INSTRUMENTS

The Corporation utilizes certain derivative instruments, from time to time, including interest rate swaps and forward agreements, foreign currency forward exchange contracts and commodity futures contracts, to manage interest rate, currency exchange rate and commodity market price risk exposures. Interest rate swaps and forward agreements, and foreign currency contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. Commodity futures contracts are entered into for varying periods and are intended and effective as hedges of anticipated raw material purchases. The Corporation does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features. In entering into these contracts, the Corporation has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any losses as a result of counterparty defaults.

The information below summarizes the Corporation’s market risks associated with long-term debt and derivative instruments outstanding as of December 31, 2000. This information should be read in conjunction with Note 1, Note 5, Note 7 and Note 8 to the Consolidated Financial Statements.

Long-Term Debt

The table below presents the principal cash flows and related interest rates by maturity date for long-term debt, including the current portion, as of December 31, 2000. The fair value of long-term debt was determined based upon quoted market prices for the same or similar debt issues.

	Maturity Date
	(In thousands of dollars except for rates)
	2001	2002	2003	2004	2005	There- after	Total	Fair Value
Long-term Debt	$529	$838	$17,133	$136	$202,138	$657,409	$878,183	$920,374
Fixed Rate	2.0%	2.0%	4.4%	2.0%	6.7%	7.3%	7.1%

Interest Rate Swaps and Forward Agreements

In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swaps and forward agreements. In October 1999, the Corporation entered into an interest rate swap agreement to effectively convert $200 million of 6.7% Notes Due 2005 (“Notes”) to variable rate debt. In December 2000, the counterparty chose to cancel the interest rate swap and forward agreements effective April 2, 2001. Subsequent to this date, the effective interest rate on the Notes will return to a fixed rate of 6.7%. The potential loss in fair value of interest rate swaps and forward agreements resulting from a hypothetical near-term adverse change in market rates of ten percent was not material as of December 31, 2000 and 1999.

Foreign Exchange Contracts

The Corporation enters into foreign exchange forward contracts to hedge transactions primarily related to firm commitments to purchase equipment, certain raw materials and finished goods denominated in foreign currencies and to hedge payment of intercompany transactions with its non-domestic subsidiaries. These contracts reduce currency risk from exchange rate movements.

Foreign exchange forward contracts are intended to be and are effective as hedges of firm, identifiable, foreign currency commitments. In accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation,” these contracts meet the conditions for hedge accounting treatment and accordingly, gains and losses are deferred and accounted for as part of the underlying transactions. Gains and losses on terminated derivatives designated as hedges are accounted for as part of the originally hedged transaction. Gains and losses on derivatives designated as hedges of items which mature, are sold or terminated, are recorded currently in income.

As of December 31, 2000, the Corporation had foreign exchange forward contracts maturing in 2001 and 2002 to purchase $36.3 million in foreign currency, primarily British sterling and euros, and to sell $11.5 million in foreign currency, primarily Japanese yen, at contracted forward rates.

As of December 31, 1999, the Corporation had foreign exchange forward contracts maturing in 2000 and 2001 to purchase $18.0 million in foreign currency, primarily euros and British sterling, and to sell $31.2 million in foreign currency, primarily Canadian dollars and Japanese yen, at contracted forward rates.

The fair value of foreign exchange forward contracts was estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences. As of December 31, 2000 and 1999, the fair value of foreign exchange forward contracts approximated the contract value. The potential loss in fair value of foreign exchange forward contracts resulting from a hypothetical near-term adverse change in market rates of ten percent was not material as of December 31, 2000 and 1999.

Commodity Price Risk Management

The Corporation’s most significant raw material requirements include cocoa, sugar, milk, peanuts and almonds. The Corporation attempts to minimize the effect of future price fluctuations related to the purchase of these raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 3 to 24 months. With regard to cocoa, sugar, corn sweeteners, natural gas and certain dairy products, price risks are also managed by entering into futures contracts. At the present time, active futures contracts are not available for use in pricing the Corporation’s other major raw material requirements. Futures contracts are used in combination with forward purchasing of cocoa, sugar, corn sweetener, natural gas and certain dairy product requirements principally to take advantage of market fluctuations which provide more favorable pricing opportunities and to increase diversity or flexibility in sourcing these raw materials and energy requirements. The Corporation’s commodity procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

The cost of cocoa beans and the prices for the related commodity futures contracts historically have been subject to wide fluctuations attributable to a variety of factors, including the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates, political unrest in producing countries and speculative influences. Cocoa prices remained near historical lows during most of 2000, as additional production, spurred by high prices in the mid-1990s, has come on stream under favorable climatic conditions. Additionally, demand has been reduced below historical levels as a result of economic difficulties in Eastern Europe, particularly the former Soviet Union. During 2001, continued improvement in chocolate consuming economies could result in prices stabilizing and possibly moving higher. The Corporation’s costs during 2001 will not necessarily reflect market price fluctuations because of its forward purchasing practices, premiums and discounts reflective of relative values, varying delivery times, and supply and demand for specific varieties and grades of cocoa beans.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas and certain dairy products for anticipated manufacturing requirements, the Corporation enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. In accordance with Statement of Financial Accounting Standards No. 80, “Accounting for Futures Contracts,” these futures contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost. Gains and losses on futures designated as hedges of anticipated purchases which are no longer likely to occur are recorded currently in income.

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

The following sensitivity analysis reflects the market risk of the Corporation to a hypothetical adverse market price movement of ten percent, based on the Corporation’s net commodity positions at four dates spaced equally throughout the year. The Corporation’s net commodity positions consist of the excess of futures contracts held over unpriced physical forward contracts for the same commodities, relating to cocoa, sugar, corn sweeteners and natural gas. Inventories, priced forward contracts and estimated anticipated purchases not yet contracted for were not included in the sensitivity analysis calculations. A loss is defined, for purposes of determining market risk, as the potential decrease in fair value or the opportunity cost resulting from the hypothetical adverse price movement. The fair values of net commodity positions were based upon quoted market prices or estimated future prices including estimated carrying costs corresponding with the future delivery period.

For the years ended December 31,	2000		1999

In millions of dollars	Fair Value	Market Risk (Hypothetical 10% Change)	Fair Value	Market Risk (Hypothetical 10% Change)

Highest long position	$77.6	$7.8	$147.7	$14.8
Lowest long position	(28.3)	2.8	54.3	5.4
Average position (long)	30.3	3.0	111.0	11.1

The decrease in fair values and market risks from 1999 to 2000 primarily reflected a decrease in net commodity positions and lower commodity futures prices in 2000. The negative lowest long position in 2000 resulted as commodities futures required to fix the price of unpriced physical forward contracts exceeded the amount of commodities futures being held at a point in time during the year.

Sensitivity analysis disclosures represent forward-looking statements which are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. The important factors that could affect the sensitivity analysis disclosures include significant increases or decreases in market prices reflecting fluctuations attributable to the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates, political unrest in producing countries and speculative influences in addition to changes in the Corporation’s hedging strategies.

MARKET PRICES AND DIVIDENDS

Cash dividends paid on the Corporation’s Common Stock and Class B Stock were $144.9 million in 2000 and $136.7 million in 1999. The annual dividend rate on the Common Stock was $1.12 per share, an increase of 8% over the 1999 rate of $1.04 per share. The 2000 dividend represented the 26th consecutive year of Common Stock dividend increases.

On February 7, 2001, the Corporation’s Board of Directors declared a quarterly dividend of $.28 per share of Common Stock payable on March 15, 2001, to stockholders of record as of February 23, 2001. It is the Corporation’s 285th consecutive Common Stock dividend. A quarterly dividend of $.2525 per share of Class B Stock also was declared.

Hershey Foods Corporation’s Common Stock is listed and traded principally on the New York Stock Exchange (“NYSE”) under the ticker symbol “HSY.” Approximately 138.6 million shares of the Corporation’s Common Stock were traded during 2000. The Class B Stock is not publicly traded.

The closing price of the Common Stock on December 31, 2000, was $64 3/8. There were 41,482 stockholders of record of the Common Stock and the Class B Stock as of December 31, 2000.

The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:

	Dividends Paid Per Share		Common Stock Price Range*
	Common Stock	Class B Stock	High		Low
2000
1st Quarter	$ .26	$.2350	$50	11/16	$ 37	3/4
2nd Quarter	.26	.2350	55	13/16	45
3rd Quarter	.28	.2525	54	11/16	41	9/16
4th Quarter	.28	.2525	66	7/16	48	7/16

Total	$1.08	$.9750

1999
1st Quarter	$ .24	$.2175	$64	7/8	$ 54	1/8
2nd Quarter	.24	.2175	59	1/2	48	13/16
3rd Quarter	.26	.2350	61	7/16	48	1/2
4th Quarter	.26	.2350	54	3/16	45	3/4

Total	$1.00	$.9050

*	NYSE-Composite Quotations for Common Stock by calendar quarter.

A-9

RETURN MEASURES

Operating Return on Average Stockholders’ Equity

The Corporation’s operating return on average stockholders’ equity was 29.4% in 2000. Over the most recent five-year period, the return has ranged from 27.5% in 1996 to 36.0% in 1998. For the purpose of calculating operating return on average stockholders’ equity, earnings is defined as net income, excluding the after-tax loss on the disposal of businesses in 1996 and the after-tax gain on the sale of the pasta business in 1999.

Operating Return on Average Invested Capital

The Corporation’s operating return on average invested capital was 16.1% in 2000. Over the most recent five-year period, the return has ranged from 17.8% in 1996 to 14.8% in 1999. Average invested capital consists of the annual average of beginning and ending balances of long-term debt, deferred income taxes and stockholders’ equity. For the purpose of calculating operating return on average invested capital, earnings is defined as net income, excluding the after-tax loss on disposal of businesses in 1996, the after-tax gain on the sale of the pasta business in 1999 and the after-tax effect of interest on long-term debt.

OUTLOOK

The outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially.

The Corporation’s strategy is to profitably grow its North American confectionery and grocery business, and to build growing and profitable confectionery businesses in selected markets outside North America. To implement this strategy, the Corporation plans to continue to attract and hold customers and consumers with products and services of consistently superior quality and value.

The total U.S. confectionery market is anticipated to grow at a rate of three to four percent in 2001. Over the years, the Corporation’s goal has been to grow at a faster rate than the overall confectionery category. The Corporation expects to achieve this goal in 2001 by the integration of recently acquired products, strong results from new product introductions and the continued volume growth of confectionery products in North America and selected international markets.

Variability of gross margin in future periods is affected by various factors, including raw material and logistics costs, manufacturing efficiencies, and the mix of products sold in any period. The Corporation expects to improve profitability in 2001. Gross margin is expected to increase in 2001, as compared to the full year 2000, as the Corporation anticipates a more profitable sales mix, manufacturing efficiencies, modest declines in freight and distribution costs as a percent of sales and relatively stable commodity costs. These profitability improvements are expected to more than offset anticipated increases in employee benefits and energy costs.

The industry in which the Corporation operates is characterized by brand recognition. The Corporation will continue spending to promote its products and to increase the value of its brands. Planned spending on advertising in 2001 is significantly higher than 2000, while selling and administrative expenses are expected to remain relatively constant as a percent of sales.

The tax rate is projected to slightly decrease in 2001, as incremental earnings from the Corporation’s recent acquisition will be taxed at a more favorable tax rate.

The Corporation expects continued strong cash flows from operating activities in 2001. Net cash provided from operating activities is expected to exceed cash requirements for capital additions, capitalized software additions and anticipated dividend payments. Additionally, cash provided from operations is expected to be sufficient to reduce short-term borrowings and/or finance possible business acquisitions and continued repurchases of the Corporation’s Common Stock.

In May 2000, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board reached consensus on EITF Issue No. 00-14 “Accounting for Coupons, Rebates and Discounts,” requiring the reporting of certain sales incentives such as consumer coupon redemption costs and off-invoice allowances as a reduction of net sales. Effective with the quarter ending June 30, 2001, consumer coupon redemption costs and off-invoice allowances currently reported as marketing expense will be reported as a reduction of net sales. The implementation of EITF Issue No. 00-14, along with other similar pending EITF issues regarding the classification of certain sales incentives, may result in a material restatement to reduce net sales, with a corresponding restatement to reduce selling, marketing and administrative expenses. Upon adoption, all prior period amounts will be reclassified to conform to the new requirements.

Safe Harbor Statement

The nature of the Corporation’s operations and the environment in which it operates subject it to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, the Corporation notes the following factors which, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. Many of the forward-looking statements contained in this document may be identified by the use of forward-looking words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” and “potential,” among others. Factors which could cause results to differ include, but are not limited to: changes in the confectionery and grocery business environment, including actions of competitors and changes in consumer preferences; changes in governmental laws and regulations, including income taxes; market demand for new and existing products; changes in raw material costs; and the Corporation’s ability to implement improvements and to reduce costs associated with the Corporation’s customer service, warehousing and order fulfillment processes and systems.

HERSHEY FOODS CORPORATION CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,	2000	1999	1998

In thousands of dollars except per share amounts

Net Sales	$4,220,976	$3,970,924	$4,435,615

Costs and Expenses:
Cost of sales	2,471,151	2,354,724	2,625,057
Selling, marketing and administrative	1,127,175	1,057,840	1,167,895
Gain on sale of business	—	(243,785)	—

Total costs and expenses	3,598,326	3,168,779	3,792,952

Income before Interest and Income Taxes	622,650	802,145	642,663
Interest expense, net	76,011	74,271	85,657

Income before Income Taxes	546,639	727,874	557,006
Provision for income taxes	212,096	267,564	216,118

Net Income	$ 334,543	$ 460,310	$ 340,888

Net Income Per Share—Basic	$ 2.44	$ 3.29	$ 2.38

Net Income Per Share—Diluted	$ 2.42	$ 3.26	$ 2.34

Cash Dividends Paid Per Share:
Common Stock	$ 1.08	$ 1.00	$ .920
Class B Common Stock	.975	.905	.835

The notes to consolidated financial statements are an integral part of these statements. A-12

HERSHEY FOODS CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31,	2000	1999

In thousands of dollars

ASSETS
Current Assets:
Cash and cash equivalents	$ 31,969	$ 118,078
Accounts receivable—trade	379,680	352,750
Inventories	605,173	602,202
Deferred income taxes	76,136	80,303
Prepaid expenses and other	202,390	126,647

Total current assets	1,295,348	1,279,980
Property, Plant and Equipment, Net	1,585,388	1,510,460
Intangibles Resulting from Business Acquisitions, Net	474,448	450,165
Other Assets	92,580	106,047

Total assets	$3,447,764	$3,346,652

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$ 149,232	$ 136,567
Accrued liabilities	358,067	292,497
Accrued income taxes	1,479	72,159
Short-term debt	257,594	209,166
Current portion of long-term debt	529	2,440

Total current liabilities	766,901	712,829
Long-term Debt	877,654	878,213
Other Long-term Liabilities	327,674	330,938
Deferred Income Taxes	300,499	326,045

Total liabilities	2,272,728	2,248,025

Stockholders’ Equity:
Preferred Stock, shares issued: none in 2000 and 1999	—	—
Common Stock, shares issued: 149,509,014 in 2000 and
149,506,964 in 1999	149,508	149,507
Class B Common Stock, shares issued: 30,441,858 in 2000 and
30,443,908 in 1999	30,442	30,443
Additional paid-in capital	13,124	30,079
Unearned ESOP compensation	(19,161)	(22,354)
Retained earnings	2,702,927	2,513,275
Treasury—Common Stock shares, at cost: 43,669,284 in 2000 and ;
41,491,253 in 1999	(1,645,088)	(1,552,708)
Accumulated other comprehensive loss	(56,716)	(49,615)

Total stockholders’ equity	1,175,036	1,098,627

Total liabilities and stockholders’ equity	$3,447,764	$3,346,652

The notes to consolidated financial statements are an integral part of these balance sheets. A-13

HERSHEY FOODS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	2000	1999	1998

In thousands of dollars

Cash Flows Provided from (Used by)
Operating Activities
Net income	$ 334,543	$ 460,310	$ 340,888
Adjustments to reconcile net income
to net cash provided from operations:
Depreciation and amortization	175,964	163,308	158,161
Deferred income taxes	(16,400)	(8,336)	82,241
Gain on sale of business, net of tax of $78,769	—	(165,016)	—
Changes in assets and liabilities, net of effects
from business acquisition and divestiture:
Accounts receivable—trade	(26,930)	77,918	(90,493)
Inventories	28,029	(136,535)	12,276
Accounts payable	7,280	(8,742)	10,005
Other assets and liabilities	(90,277)	(64,704)	(137,693)
Other, net	—	—	745

Net Cash Provided from Operating Activities	412,209	318,203	376,130

Cash Flows Provided from (Used by)
Investing Activities
Capital additions	(138,333)	(115,448)	(161,328)
Capitalized software additions	(4,686)	(25,394)	(42,859)
Business acquisition	(135,000)	—	—
Proceeds from divestiture	—	450,000	—
Other, net	6,206	23,006	22,859

Net Cash (Used by) Provided from Investing Activities	(271,813)	332,164	(181,328)

Cash Flows Provided from (Used by)
Financing Activities
Net change in short-term borrowings	48,428	(136,742)	(36,543)
Long-term borrowings	187	1,696	—
Repayment of long-term debt	(2,815)	(393)	(25,187)
Cash dividends paid	(144,891)	(136,728)	(129,044)
Exercise of stock options	24,376	18,878	19,368
Incentive plan transactions	(51,859)	—	(22,458)
Repurchase of Common Stock	(99,931)	(318,024)	(16,151)

Net Cash (Used by) Financing Activities	(226,505)	(571,313)	(210,015)

(Decrease) Increase in Cash and Cash Equivalents	(86,109)	79,054	(15,213)
Cash and Cash Equivalents as of January 1	118,078	39,024	54,237

Cash and Cash Equivalents as of December 31	$ 31,969	$ 118,078	$ 39,024

Interest Paid	$ 81,465	$ 77,049	$ 89,001
Income Taxes Paid	299,104	218,665	123,970

The notes to consolidated financial statements are an integral part of these statements. A-14

HERSHEY FOODS CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock	Common Stock	Class B Common Stock	Additional Paid-in Capital	Unearned ESOP Compensation	Retained Earnings	Treasury Common Stock	Accumulated Other Compre- hensive Income (Loss)	Total Stockholders’ Equity

In thousands of dollars
Balance as of January 1, 1998	$ —	$149,485	$30,465	$33,852	$(28,741)	$1,977,849	$(1,267,861)	$(42,243)	$852,806

Comprehensive income (loss)
Net income						340,888			340,888
Other comprehensive income (loss):
Foreign currency translation adjustments								(18,073)	(18,073)
Minimum pension liability adjustments, net of tax benefit								(4,051)	(4,051)

Comprehensive income									318,764
Dividends:
Common Stock, $.92 per share						(103,616)			(103,616)
Class B Common Stock, $.835 per share						(25,428)			(25,428)
Conversion of Class B Common Stock into Common Stock		18	(18)						—
Incentive plan transactions				(985)					(985)
Exercise of stock options				(3,375)			16,590		13,215
Employee stock ownership trust transactions				503	3,193				3,696
Repurchase of Common Stock							(16,151)		(16,151)

Balance as of December 31, 1998	—	149,503	30,447	29,995	(25,548)	2,189,693	(1,267,422)	(64,367)	1,042,301

Comprehensive income (loss)
Net income						460,310			460,310
Other comprehensive income (loss):
Foreign currency translation adjustments								10,701	10,701
Minimum pension liability adjustments, net of tax provision								4,051	4,051

Comprehensive income									475,062
Dividends:
Common Stock, $1.00 per share						(109,175)			(109,175)
Class B Common Stock, $.905 per share						(27,553)			(27,553)
Conversion of Class B Common Stock into Common Stock		4	(4)						—
Incentive plan transactions				2					2
Exercise of stock options				(458)			32,738		32,280
Employee stock ownership trust/benefits transactions				540	3,194				3,734
Repurchase of Common Stock							(318,024)		(318,024)

Balance as of December 31, 1999	—	149,507	30,443	30,079	(22,354)	2,513,275	(1,552,708)	(49,615)	1,098,627

Comprehensive income (loss)
Net income						334,543			334,543
Other comprehensive income (loss):
Foreign currency translation adjustments								(6,185)	(6,185)
Minimum pension liability adjustments, net of tax benefit								(916)	(916)

Comprehensive income									327,442
Dividends:
Common Stock, $1.08 per share						(115,209)			(115,209)
Class B Common Stock, $.975 per share						(29,682)			(29,682)
Conversion of Class B Common Stock into Common Stock		1	(1)						—
Incentive plan transactions				(426)					(426)
Exercise of stock options				(16,728)			7,551		(9,177)
Employee stock ownership trust/benefits transactions				199	3,193				3,392
Repurchase of Common Stock							(99,931)		(99,931)

Balance as of December 31, 2000	$ —	$149,508	$30,442	$13,124	$(19,161)	$2,702,927	$(1,645,088)	$(56,716)	$1,175,036

The notes to consolidated financial statements are an integral part of these statements. A-15

HERSHEY FOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies employed by the Corporation are discussed below and in other notes to the consolidated financial statements. Certain reclassifications have been made to prior year amounts to conform to the 2000 presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of intercompany accounts and transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, particularly for accounts receivable and certain current and long-term liabilities.

Revenue Recognition

The Corporation records sales when all of the following criteria have been met: a valid customer order with a fixed price has been received; a delivery appointment with the customer has been made; the product has been shipped in accordance with the delivery appointment; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured.

Cash Equivalents

All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas and certain dairy products for anticipated manufacturing requirements, the Corporation enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. In accordance with Statement of Financial Accounting Standards No. 80, “Accounting for Futures Contracts,” these futures contracts meet the hedge criteria and are accounted for as hedges. Accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost. Gains and losses on futures designated as hedges of anticipated purchases which are no longer likely to occur are recorded in income currently.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows: 3 to 15 years for machinery and equipment; and 25 to 40 years for buildings and related improvements.

Intangibles Resulting from Business Acquisitions

Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of businesses acquired (goodwill). Goodwill was $457.3 million and $431.7 million as of December 31, 2000 and 1999, respectively. The increase in goodwill primarily reflected the acquisition of the intense breath freshener mints and gum businesses of Nabisco, Inc. in

December 2000. Goodwill is amortized on a straight-line basis over 40 years. Other intangible assets are amortized on a straight-line basis over the estimated useful lives. The Corporation periodically evaluates whether events or circumstances have occurred indicating that the carrying amount of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Corporation uses an estimate of the acquired business’ undiscounted future cash flows compared to the related carrying amount of net assets, including goodwill, to determine if an impairment loss should be recognized.

Accumulated amortization of intangible assets resulting from business acquisitions was $135.5 million and $121.6 million as of December 31, 2000 and 1999, respectively.

Comprehensive Income

Comprehensive income (loss) is reported on the Consolidated Statements of Stockholders’ Equity and accumulated other comprehensive (loss) is reported on the Consolidated Balance Sheets.

Results of operations for foreign entities are translated using the average exchange rates during the period. For foreign entities, assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded as a component of other comprehensive income (loss), “Foreign Currency Translation Adjustments.”

A minimum pension liability adjustment is required when the actuarial present value of accumulated pension plan benefits exceeds plan assets and accrued pension liabilities, less allowable intangible assets. Minimum pension liability adjustments, net of income taxes, are recorded as a component of other comprehensive income (loss), “Minimum Pension Liability Adjustments, net of tax benefit/provision.”

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

License Agreements

The Corporation has entered into license agreements under which it has access to certain trademarks and proprietary technology, and manufactures and/or markets and distributes certain products. The rights under these agreements are extendible on a long-term basis at the Corporation’s option subject to certain conditions, including minimum sales levels, which the Corporation has met. License fees and royalties, payable under the terms of the agreements, are expensed as incurred.

Research and Development

The Corporation expenses research and development costs as incurred. Research and development expense was $25.4 million, $26.7 million and $28.6 million in 2000, 1999 and 1998, respectively.

Advertising

The Corporation expenses advertising costs as incurred. Advertising expense was $161.6 million, $164.9 million and $187.5 million in 2000, 1999 and 1998, respectively. Prepaid advertising as of December 31, 2000 and 1999, was $7.0 million and $5.8 million, respectively.

Computer Software

The Corporation capitalizes certain costs of computer software developed or obtained for internal use. The amount capitalized as of December 31, 2000 and 1999, was $66.2 million and $82.2 million, respectively. Software assets are classified as other non-current assets and are amortized over periods up to five years. Accumulated amortization of capitalized software was $35.7 million and $15.1 million as of December 31, 2000 and 1999, respectively.

Pending Accounting Pronouncements

In May 2000, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board reached a consensus on EITF Issue No. 00-14, “Accounting for Coupons, Rebates and Discounts,” requiring the reporting of certain sales incentives such as consumer coupon redemption costs and off-invoice allowances as a reduction of net sales. In November 2000, the EITF delayed implementation of this change until the quarter ended June 30, 2001. The consumer coupon redemption costs and off-invoice allowances currently being reported in selling, marketing, and administrative expense will be recorded as a reduction of net sales on the effective date of the consensus.

Consumer coupon redemption costs are expensed and recognized at the offer date and measured based on expected utilization. Off-invoice allowances are expensed and recognized as incurred. These costs and allowances amounted to $116.1 million, $122.7 million and $199.4 million in 2000, 1999 and 1998, respectively, and are included in selling, marketing and administrative expenses in the Consolidated Statements of Income.

The EITF is also addressing several related topics that also impact the classification and recognition of certain sales incentives including:

•	Issue No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”;

•	Issue No. 00-22 “Accounting for `Points’ and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future”; and

•	Issue No. 00-25 “Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer.”

Final consensus has not yet been reached on Issues No. 00-21, No. 00-22, and No. 00-25, although further discussion is planned. The Corporation offers sales incentives to its customers and consumers in the ordinary course of business that are covered by these Issues. When consensus is reached on these Issues, certain other costs historically recorded in selling, marketing and administrative expense, which may be material, may also be reclassified as a reduction to net sales. These changes will not affect the Corporation’s financial condition or net income. Upon adoption, all prior period amounts will be reclassified to conform with the new requirements.

2.    ACQUISITION AND DIVESTITURE

In December 2000, the Corporation completed the purchase of the intense and breath freshener mints and gum businesses of Nabisco, Inc. (“Nabisco”). The Corporation paid $135.0 million to acquire the businesses, including Ice Breakers and Breath Savers Cool Blasts intense mints, Breath Savers mints, and Ice Breakers, Carefree, Stick*Free, Bubble Yum and Fruit Stripe gums. Also included in the purchase were manufacturing machinery and equipment and a gum-manufacturing plant in Las Piedras, Puerto Rico. These businesses had sales of approximately $270 million in 1999.

In accordance with the purchase method of accounting, the purchase price of the acquisition was allocated on a preliminary basis to the underlying assets and liabilities at the date of acquisition based on their estimated respective fair values, which may be revised at a later date. Total liabilities assumed were $30.3 million. Had the results of the acquisition been included in the consolidated results, the effect would not have been material.

In January 1999, the Corporation completed the sale of a 94% majority interest of its U.S. pasta business to New World Pasta, LLC. The transaction included the American Beauty, Ideal by San Giorgio, Light ‘n Fluffy, Mrs. Weiss, P&R, Ronzoni, San Giorgio and Skinner pasta brands, along with six manufacturing plants. In the first quarter of 1999, the Corporation received cash proceeds of $450.0 million, retained a 6% minority interest and recorded a gain of approximately $243.8 million before tax, $165.0 million or $1.17 per share—diluted after tax, as a result of the transaction. Net sales for the pasta business were $29.3 million and $373.1 million in 1999 and 1998, respectively. Net income for the pasta business was $1.5 million and $25.9 million in 1999 and 1998, respectively.

3.    COMMITMENTS

Rent expense was $40.8 million, $45.5 million, and $39.6 million for 2000, 1999 and 1998, respectively. Rent expense pertains to all operating leases, which were principally related to certain administrative buildings, distribution facilities and transportation equipment. In December 2000, the Corporation entered into an operating lease agreement for a warehouse and distribution facility to be constructed in southern California. The lease term is for approximately ten years and shall begin upon completion of the facility, but no later than September 1, 2001. The Corporation or its designee has an option between December 15, 2001 and March 31, 2002 to purchase the facility at original cost. The estimated cost of the facility, including land, is approximately $38.0 million.

In October 2000, the Corporation entered into an operating lease agreement to finance the purchase of a warehouse and distribution facility near Atlanta, Georgia for $18.2 million. The lease term is five years, with up to four renewal periods of five years each with the consent of the lessor. The lease provides for a substantial residual guarantee and includes an option to purchase the facility at original cost. In July 1999, the Corporation entered into an operating lease agreement to finance the construction of a warehouse and distribution facility located on land owned by the Corporation near Hershey, Pennsylvania. Under the agreement, the lessor paid construction costs totaling $61.7 million. The lease term is six years, including the one-year construction period, with up to four renewal periods of five years each with the consent of the lessor. The lease provides for a substantial residual guarantee and includes an option to purchase the facility at original cost. Future minimum rental payments under non-cancelable operating leases with a remaining term in excess of one year as of December 31, 2000, were: 2001, $21.0 million; 2002, $24.2 million; 2003, $24.0 million; 2004, $23.8 million; 2005, $23.7 million; 2006 and beyond, $67.4 million.

As of December 31, 2000, the Corporation had entered into purchase agreements with various suppliers. Subject to the Corporation’s quality standards being met, the purchase commitments covered by these agreements aggregated approximately $701.7 million in 2001, $426.8 million in 2002, $280.4 million in 2003, $181.1 million in 2004, $41.9 million in 2005 and $12.1 million in 2006 and beyond.

4.    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). Subsequently, the FASB issued Statement No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133” and Statement No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.” SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000, but may be implemented as of the beginning of any fiscal quarter after issuance. Retroactive application is not permitted. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. Changes in accounting methods will be required for derivative instruments utilized by the Corporation to hedge commodity price, foreign currency exchange rate and interest rate risks. Such derivatives include commodity futures contracts, foreign exchange forward contracts and interest rate swaps and forward agreements.

The Corporation adopted SFAS No. 133 as of January 1, 2001. As of December 31, 2000, net deferred losses on derivatives of approximately $68.5 million after tax would have been reported as a component of other comprehensive loss and classified as accumulated other comprehensive loss on the Consolidated Balance Sheets upon adoption of SFAS No. 133. The adoption of SFAS No. 133 will not have a material impact on the Corporation’s results of operations.

5.    FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 2000 and 1999, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, was $878.2 million as of December 31, 2000, compared to a fair value of $920.4 million based on quoted market prices for the same or similar debt issues. The carrying value of long-term debt, including the current portion, was $880.7 million as of December 31, 1999, compared to a fair value of $856.9 million.

As of December 31, 2000, the Corporation had foreign exchange forward contracts maturing in 2001 and 2002 to purchase $36.3 million in foreign currency, primarily British sterling and euros, and to sell $11.5 million in foreign currency, primarily Japanese yen, at contracted forward rates.

As of December 31, 1999, the Corporation had foreign exchange forward contracts maturing in 2000 and 2001 to purchase $18.0 million in foreign currency, primarily euros and British sterling and to sell $31.2 million in foreign currency, primarily Canadian dollars and Japanese yen, at contracted forward rates.

The fair value of foreign exchange forward contracts is estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences. As of December 31, 2000 and 1999, the fair value of foreign exchange forward contracts approximated the contract value. The Corporation does not hold or issue financial instruments for trading purposes.

In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swaps and forward agreements. In October 1999, the Corporation entered into an interest rate swap agreement to effectively convert $200 million of 6.7% Notes Due 2005 (“Notes”) to variable rate debt. In December 2000, the counterparty chose to cancel the interest rate swap and forward agreements effective April 2, 2001. Subsequent to this date, the effective interest rate on the Notes will return to a fixed rate of 6.7%.

6.    INTEREST EXPENSE

Interest expense, net consisted of the following:

For the years ended December 31,	2000	1999	1998

In thousands of dollars

Long-term debt and lease obligations	$64,681	$66,323	$67,538
Short-term debt	16,420	12,191	23,657
Capitalized interest	(145)	(1,214)	(2,547)

Interest expense, gross	80,956	77,300	88,648
Interest income	(4,945)	(3,029)	(2,991)

Interest expense, net	$76,011	$74,271	$85,657

7.    SHORT-TERM DEBT

Generally, the Corporation’s short-term borrowings are in the form of commercial paper or bank loans with an original maturity of three months or less. As of December 31, 2000, the Corporation maintained a committed credit facility agreement with a syndicate of banks in the amount of $500 million which could be borrowed directly or used to support the issuance of commercial paper. The Corporation may increase the credit facility by $1.0 billion with the concurrence of the banks. In December 2000, the short-term credit facility agreement was renewed for a total of $200 million and the long-term committed credit facility agreement remained in effect for $300 million, expiring in December 2002. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions.

The Corporation also maintains lines of credit arrangements with domestic and international commercial banks, under which it could borrow in various currencies up to approximately $27.5 million and $25.0 million as of December 31, 2000 and 1999, respectively, at the lending banks’ prime commercial interest rates or lower.

The Corporation had combined domestic commercial paper borrowings and short-term foreign bank loans against its credit facilities and lines of credit of $257.6 million as of December 31, 2000, and $209.2 million as of December 31, 1999. The weighted-average interest rates on short-term borrowings outstanding as of December 31, 2000 and 1999, were 6.4% and 5.8%, respectively.

The credit facilities and lines of credit were supported by commitment fee arrangements. The average fee during 2000 was less than .1% per annum of the commitment. The Corporation’s credit facility agreements contain a financial covenant which requires that a specified interest and fixed charge ratio be maintained. These agreements are also subject to other representations and covenants which do not materially restrict the Corporation’s activities. The Corporation is in compliance with all covenants included in the credit facility agreements. There were no significant compensating balance agreements which legally restricted these funds.

As a result of maintaining a consolidated cash management system, the Corporation maintains overdraft positions at certain banks. Such overdrafts, which were included in accounts payable, were $22.5 million and $20.4 million as of December 31, 2000 and 1999, respectively.

8.    LONG-TERM DEBT

Long-term debt consisted of the following:

December 31,	2000	1999

In thousands of dollars

6.7% Notes due 2005	$200,000	$200,000
6.95% Notes due 2007	150,000	150,000
6.95% Notes due 2012	150,000	150,000
8.8% Debentures due 2021	100,000	100,000
7.2% Debentures due 2027	250,000	250,000
Other obligations, net of unamortized debt discount	28,183	30,653

Total long-term debt	878,183	880,653
Less—current portion	529	2,440

Long-term portion	$877,654	$878,213

In October 1999, the Corporation entered into an interest rate swap agreement to effectively convert $200 million of 6.7% Notes due 2005 to variable rate debt. In December 2000, the counterparty chose to cancel the interest rate swap and forward agreements effective April 2, 2001. Subsequent to this date, the effective interest rate on the Notes will return to a fixed rate of 6.7%.

Aggregate annual maturities during the next five years are: 2001, $.5 million; 2002, $.8 million; 2003, $17.1 million; 2004, $.1 million; and 2005, $202.1 million. The Corporation’s debt is principally unsecured and of equal priority. None of the debt is convertible into stock of the Corporation. The Corporation is in compliance with all covenants included in the related debt agreements.

9.    INCOME TAXES

The provision for income taxes was as follows:

For the years ended December 31,	2000	1999	1998

In thousands of dollars

Current:
Federal	$ 212,858	$ 256,054	$ 119,706
State	12,184	15,998	10,498
Foreign	3,454	3,848	3,673

Current provision for income taxes	228,496	275,900	133,877

Deferred:
Federal	(28,108)	(23,271)	73,422
State	11,986	16,280	10,568
Foreign	(278)	(1,345)	(1,749)

Deferred income tax (benefit) provision	(16,400)	(8,336)	82,241

Total provision for income taxes	$ 212,096	$ 267,564	$ 216,118

A-22

Deferred taxes reflect temporary differences between tax reporting and financial statement reporting in the recognition of revenue and expense. The tax effects of the significant temporary differences which comprised the deferred tax assets and liabilities were as follows:

December 31,	2000	1999

In thousands of dollars

Deferred tax assets:
Post-retirement benefit obligations	$ 84,103	$ 84,305
Accrued expenses and other reserves	109,116	103,232
Accrued trade promotion reserves	33,987	34,708
Other	16,159	16,513

Total deferred tax assets	243,365	238,758

Deferred tax liabilities:
Depreciation	256,769	289,369
Inventory	24,025	7,304
Other	186,934	187,827

Total deferred tax liabilities	467,728	484,500

Net deferred tax liabilities	$224,363	$245,742

Included in:
Current deferred tax assets, net	$ 76,136	$ 80,303
Non-current deferred tax liabilities, net	300,499	326,045

Net deferred tax liabilities	$224,363	$245,742

The following table reconciles the Federal statutory income tax rate with the Corporation’s effective income tax rate:

For the years ended December 31,	2000	1999	1998

Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
State income taxes, net of Federal income tax benefits	3.5	2.3	3.0
Non-deductible acquisition costs	.8	.6	.9
Utilization of capital loss carryforwards	—	(.9)	—
Other, net	(.5)	(.2)	(.1)

Effective income tax rate	38.8%	36.8%	38.8%

In January 1999, the Corporation received a Notice of Proposed Deficiency (“Notice”) from the Internal Revenue Service (“IRS”) related to the years 1989 through 1996. The Notice pertained to the Corporate Owned Life Insurance (“COLI”) program which was implemented by the Corporation in 1989. The IRS disallowed the interest expense deductions associated with the underlying life insurance policies. The total deficiency of $61.2 million, including interest, was paid to the IRS in September 2000 to eliminate further accruing of interest. The Corporation may be subject to additional assessments for federal taxes and interest for 1997 and 1998 and for state taxes and interest for 1989 through 1998. The Corporation believes that it has fully complied with the tax law as it relates to its COLI program, has filed for the refund of amounts paid and will continue to seek favorable resolution of this matter.

10.    PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Corporation’s policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 and Federal income tax laws, respectively. Non-domestic pension liabilities are funded in accordance with applicable local laws and regulations. Plan assets are invested in a broadly diversified portfolio consisting primarily of domestic and international common stocks and fixed income securities. Other benefits include health care and life insurance provided by the Corporation under two post-retirement benefit plans.

A summary of the changes in benefit obligations and plan assets as of December 31, 2000 and 1999 is presented below:

	Pension Benefits		Other Benefits
December 31,	2000	1999	2000	1999

In thousands of dollars

Change in benefits obligation
Benefits obligation at beginning of year	$ 627,710	$ 692,422	$ 214,510	$ 251,040
Service cost	27,961	31,050	3,184	3,803
Interest cost	45,710	41,781	14,056	13,813
Amendments	2,362	16,404	—	(11,092)
Actuarial loss (gain)	7,243	(93,537)	36,785	(32,285)
Acquisition/(divestiture)	6,980	(8,648)	514	—
Other	(1,031)	3,185	(148)	222
Benefits paid	(61,757)	(54,947)	(12,594)	(10,991)

Benefits obligation at end of year	655,178	627,710	256,307	214,510

Change in plan assets
Fair value of plan assets at beginning of year	650,699	628,041	—	—
Actual return on plan assets	(1,155)	74,511	—	—
Acquisition/(divestiture)	5,739	(5,993)	—	—
Employer contribution	10,323	6,253	12,594	10,991
Other	(978)	2,834	—	—
Benefits paid	(61,757)	(54,947)	(12,594)	(10,991)

Fair value of plan assets at end of year	602,871	650,699	—	—

Funded status	(52,307)	22,989	(256,307)	(214,510)
Unrecognized transition asset	(56)	(308)	—	—
Unrecognized prior service cost	48,201	49,046	(16,805)	(24,842)
Unrecognized net actuarial (gain) loss	(36,138)	(105,839)	63,032	26,085
Accumulated other comprehensive (loss)	(1,528)	—	—	—
Prior service cost recognized due to curtailment	—	—	—	17,034
Unrecognized prior service cost due to amendment	—	—	—	(11,105)

(Accrued) benefits cost	$(41,828)	$ (34,112)	$(210,080)	$ (207,338)

Weighted-average assumptions
Discount rate	7.5%	7.5%	7.5%	7.5%
Expected long-term rate of return on assets	9.5	9.5	N/A	N/A
Rate of increase in compensation levels	4.9	4.8	N/A	N/A

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 and future years.

The Corporation’s acquisition of Nabisco’s mint and gum businesses in December 2000 included its Hourly Pension Plan for employees at the Las Piedras, Puerto Rico manufacturing plant. Salaried employees at the plant were covered by the Hershey Foods Corporation Retirement Plan as of December 31, 2000 for services subsequent to the date of acquisition.

As of December 31, 2000, for pension plans with accumulated benefit obligations in excess of plan assets, the related projected benefit obligation and accumulated benefit obligation were $36.5 million and $34.9 million, respectively, with no plan assets.

As of December 31, 1999, for pension plans with accumulated benefit obligations in excess of plan assets, the related projected benefit obligation and accumulated benefit obligation were $36.4 million and $35.0 million, respectively, with no plan assets.

A minimum pension liability adjustment is required when the actuarial present value of accumulated plan benefits exceeds plan assets and accrued pension liabilities. In 2000, a minimum liability adjustment of $1.5 million, net of a deferred tax benefit of $.6 million, was recorded as a component of other comprehensive income (loss) and reported in accumulated other comprehensive loss as a component of stockholders’ equity. In 1999, accrued pension liabilities exceeded the actuarial present value of accumulated plan benefits because the discount rate used to determine the present value of accumulated benefits increased from 6.4% to 7.5% and a plan amendment shifted benefits from an unfunded pension plan to a funded plan. Accordingly, a minimum pension liability adjustment of $4.1 million, initially recorded in other comprehensive income in 1998, was reversed in 1999, net of deferred income taxes of $2.7 million.

A summary of the components of net periodic benefits cost for the years ended December 31, 2000 and 1999 is presented below:

	Pension Benefits		Other Benefits
For the years ended December 31,	2000	1999	2000	1999

In thousands of dollars

Components of net periodic benefits cost
Service cost	$ 27,961	$ 31,050	$ 3,184	$ 3,803
Interest cost	45,710	41,781	14,056	13,813
Expected return on plan assets	(60,143)	(57,836)	—	—
Amortization of prior service cost	3,783	2,956	(2,165)	(2,293)
Recognized net actuarial (gain) loss	(286)	341	—	1,042
Amortization of unrecognized (gain)	(2,670)	—	—	—
Other	—	—	(41)	54

Corporate sponsored plans	14,355	18,292	15,034	16,419
Multi-employer plans	577	698	—	—
Administrative expenses	421	287	—	—

Net periodic benefits cost	$ 15,353	$ 19,277	$ 15,034	$ 16,419

The Corporation has two post-retirement benefit plans. The health care plan is contributory, with participants’ contributions adjusted annually, and the life insurance plan is non-contributory. During the first quarter of 1999, for all eligible employees under age 45, the Corporation provided annual contributions into the Employee Savings Stock Investment and Ownership Plan (“ESSIOP”) instead of providing coverage under the current retiree medical plan. This change resulted in the immediate recognition of a $15.4 million pre-tax gain which is not included above as a component of net periodic benefits costs. The changes applied primarily to U.S. hourly employees working in Pennsylvania.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point (Decrease)

In thousands of dollars

Effect on total service and interest cost components	$ 952	$ (816)
Effect on post-retirement benefit obligation	13,241	(11,880)

11.    EMPLOYEE STOCK OWNERSHIP TRUST

The Corporation’s employee stock ownership trust (“ESOP”) serves as the primary vehicle for contributions to its existing ESSIOP for participating domestic salaried and hourly employees. The ESOP was funded by a 15-year 7.75% loan of $47.9 million from the Corporation. During 2000 and 1999, the ESOP received a combination of dividends on unallocated shares and contributions from the Corporation equal to the amount required to meet its principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 159,176 shares of Common Stock each year. As of December 31, 2000, the ESOP held 1,058,028 allocated shares and 955,048 unallocated shares. All ESOP shares are considered outstanding for income per share computations.

The Corporation recognized net compensation expense equal to the shares allocated multiplied by the original cost of $20 1/16 per share less dividends received by the ESOP on unallocated shares.

Compensation expense related to the ESOP for 2000, 1999 and 1998 was $3.2 million, $1.6 million and $1.0 million, respectively. Dividends paid on unallocated ESOP shares were $1.1 million in 2000 and $1.2 million in both 1999 and 1998. The unearned ESOP compensation balance in stockholders’ equity represented deferred compensation expense to be recognized by the Corporation in future years as additional shares are allocated to participants.

12.    CAPITAL STOCK AND NET INCOME PER SHARE

As of December 31, 2000, the Corporation had 530,000,000 authorized shares of capital stock. Of this total, 450,000,000 shares were designated as Common Stock, 75,000,000 shares as Class B Common Stock (“Class B Stock”), and 5,000,000 shares as Preferred Stock, each class having a par value of one dollar per share. As of December 31, 2000, a combined total of 179,950,872 shares of both classes of common stock had been issued of which 136,281,588 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 2000.

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

Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 2000, 1999 and 1998, a total of 2,050 shares, 4,000 shares and 18,000 shares, respectively, of Class B Stock were converted into Common Stock.

In December 2000, the Corporation’s Board of Directors unanimously adopted a Stockholder Protection Rights Agreement and declared a dividend of one right (“Right”) for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable and will not change the manner in which the Corporation’s Common Stock is traded.

The Rights become exercisable only upon (i) resolution of the Board of Directors after any person has commenced a tender offer that would result in such person becoming the beneficial owner of 15% or more of the Common Stock, (ii) the Corporation’s announcement that a person or group has acquired 15% or more of the outstanding shares of Common Stock, or (iii) a person or group becoming the beneficial owner of more than 35% of the voting power of all of the outstanding Common Stock and Class B Stock. When exercisable, each Right entitles its registered holder to purchase from the Corporation, at a pre-determined exercise price, one one-thousandth of a share of Series A Participating Preferred Stock, par value $1.00 per share (which would be convertible by holders of Class B Stock into Series B Participating Preferred Stock on the basis of one one-thousandth of a share of Series B Participating Preferred Stock for every share of Class B Common Stock held at that time). Each one one-thousandth of a share of Series A Participating Preferred Stock would have economic and voting terms similar to those of one share of Common Stock. Similarly, each one one-thousandth of a share of Series B Participating Preferred Stock would have economic and voting terms similar to those of one share of Class B Stock.

Upon the earlier of (a) a public announcement by the Corporation that a person or group has acquired 15% or more of the outstanding shares of Common Stock or (b) such person or group acquiring more than 35% of the voting power of the Common Stock and Class B Stock, each Right (except those owned by the acquiring person or group) will automatically become a right to buy, at the pre-determined exercise price, that number of one one-thousandth of a share of Series A Participating Preferred Stock having a market value of twice the exercise price. In addition, if the Corporation is acquired in a merger or other business combination, each Right will entitle a holder to purchase from the acquiring company, for the pre-determined exercise price, preferred stock of the acquiring company having an aggregate market value equal to twice the exercise price.

Further, at any time after a person or group acquires 15% or more (but less than 50%) of the Corporation’s Common Stock or more than 35% of the voting power of all outstanding Common Stock and Class B Stock, the Corporation’s Board of Directors may, at its option, exchange all (but not less than all) of the outstanding Preferred Stock (other than Rights held by the acquiring person or group) for shares of Common Stock or Class B Stock, as applicable, at an exchange ratio of one share of Common Stock or Class B Stock for each one one-thousandth of a share of Preferred Stock.

The Corporation, solely at its option, may amend the Rights or redeem the Rights for $.01 per Right at any time before the acquisition by a person or group of beneficial ownership of 15% or more of its Common Stock or more than 35% of the voting power of all of the outstanding Common Stock and Class B Stock. Unless redeemed earlier or extended by the Corporation, the Rights will expire on December 14, 2010.

Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (“Milton Hershey School Trust”), as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held a total of 12,787,537 shares of the Common Stock, and as Trustee for the benefit of Milton Hershey School, held 30,306,006 shares of the Class B Stock as of December 31, 2000, and was entitled to cast approximately 77% of the total votes of both classes of the Corporation’s common stock. The Milton Hershey School Trust must approve the issuance of shares of Common Stock or any other action which would result in the Milton Hershey School Trust not continuing to have voting control of the Corporation.

Changes in outstanding Common Stock for the past three years were:

For the years ended December 31,	2000	1999	1998

Shares issued	179,950,872	179,950,872	179,950,872

Treasury shares at beginning of year	(41,491,253)	(36,804,157)	(37,018,566)
Stock repurchases:
Repurchase programs	(2,284,539)	(5,478,379)	(250,400)
Stock options and benefits	(957,261)	—	(343,300)
Stock issuances:
Stock options and benefits	1,063,769	791,283	808,109

Treasury shares at end of year	(43,669,284)	(41,491,253)	(36,804,157)

Net shares outstanding at end of year	136,281,588	138,459,619	143,146,715

Basic and Diluted Earnings per Share were computed based on the weighted-average number of shares of the Common Stock and the Class B Stock outstanding as follows:

For the years ended December 31,	2000	1999	1998

In thousands of dollars except per share amounts

Net income	$334,543	$460,310	$340,888

Weighted-average shares—basic	137,326	140,031	143,446
Effect of dilutive securities:
Employee stock options	1,016	1,260	2,008
Performance and restricted stock units	23	9	109

Weighted-average shares—diluted	138,365	141,300	145,563

Net income per share—basic	$ 2.44	$ 3.29	$ 2.38

Net income per share—diluted	$ 2.42	$ 3.26	$ 2.34

For the years ended December 31, 2000 and 1999, 5.5 million and 1.8 million stock options, respectively, were not included in the diluted earnings per share calculation because the exercise price was higher than the average market price of the Common Stock for the year and therefore, the effect would have been antidilutive.

13.    STOCK COMPENSATION PLAN

The long-term portion of the Key Employee Incentive Plan (“Incentive Plan”), provides for grants of stock-based compensation awards to senior executives and key employees of one or more of the following: non-qualified stock options (fixed stock options), performance stock units, stock appreciation rights and restricted stock units. The Incentive Plan also provides for the deferral of performance stock unit awards by participants. As of December 31, 2000, 15.3 million shares were authorized for grants under the long-term portion of the Incentive Plan.

In 1996, the Corporation’s Board of Directors approved a world-wide, broad-based employee stock option program, called HSY Growth. HSY Growth provides all eligible employees with a one-time grant of 100 non-qualified stock options. Under HSY Growth, over 1.2 million options were granted on January 7, 1997.

The Corporation applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, in accounting for the Incentive Plan and HSY Growth. Accordingly, no compensation cost has been recognized for its fixed stock option grants. Had compensation cost for the Corporation’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under the Incentive Plan and HSY Growth consistent with the method of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” the Corporation’s net income and net income per share would have been reduced to the pro forma amounts indicated below:

For the years ended December 31,		2000	1999	1998

In thousands of dollars except per share amounts

Net income	As reported	$334,543	$460,310	$340,888
	Pro forma	328,156	449,986	329,621

Net income per share—Basic	As reported	$ 2.44	$ 3.29	$ 2.38
	Pro forma	2.39	3.21	2.30

Net income per share—Diluted	As reported	$ 2.42	$ 3.26	$ 2.34
	Pro forma	2.37	3.18	2.26

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yields of 1.8%, 1.4% and 1.6%, expected volatility of 27%, 23% and 21%, risk-free interest rates of 6.7%, 4.9% and 5.9%, and expected lives of 6.5 years for all periods.

Fixed Stock Options

The exercise price of each option equals the market price of the Corporation’s Common Stock on the date of grant. Each option has a maximum term of ten years. Options granted under the Incentive Plan prior to December 31, 1999, vest at the end of the second year after grant. In 2000, the terms and conditions of the grant were changed to provide for pro-rated vesting over four years for options granted subsequent to December 31, 1999. Options granted under the HSY Growth program vest at the end of the fifth year and have a term of ten years.

A summary of the status of the Corporation’s fixed stock options as of December 31, 2000, 1999 and 1998, and changes during the years ending on those dates is presented below:

	2000		1999		1998
Fixed Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

Outstanding at beginning of year	6,905,924	$40.23	7,665,270	$38.91	6,713,920	$31.73
Granted	2,403,400	$44.99	197,450	$59.24	1,739,050	$61.22
Exercised	(933,219)	$26.19	(701,596)	$26.80	(751,600)	$25.78
Forfeited	(77,440)	$49.81	(255,200)	$52.16	(36,100)	$52.61

Outstanding at end of year	8,298,665	$43.10	6,905,924	$40.23	7,665,270	$38.91

Options exercisable at year-end	4,655,855	$41.24	4,015,624	$29.78	4,480,670	$28.45

Weighted-average fair value of
options granted during the
year (per share)	$ 15.58		$ 17.23		$ 18.30

The following table summarizes information about fixed stock options outstanding as of December 31, 2000:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding as of 12/31/00	Weighted- Average Remaining Contractual Life in Years	Weighted- Average Exercise Price	Number Exercisable as of 12/31/00	Weighted- Average Exercise Price

$22.375-37.625	2,836,955	4.2	$29.63	2,836,955	$29.63
$41.00-45.00	3,675,610	7.9	$44.81	230,250	$44.50
$49.813-63.875	1,786,100	7.1	$60.96	1,588,650	$61.50

$22.375-63.875	8,298,665	6.5	$43.10	4,655,855	$41.24

Performance Stock Units

Under the long-term portion of the Incentive Plan, each January the Corporation grants selected executives and other key employees performance stock units whose vesting is contingent upon the achievement of certain performance objectives. If at the end of the applicable three-year performance cycle, targets for financial measures of earnings per share, economic value added and free cash flow are met, the full number of shares are awarded to the participants. The performance scores can range from 0% to 150% of the targeted amounts. The compensation amount charged against (credited to) income for the performance-based plan was $1.8 million, $(1.9) million and $6.6 million for 2000, 1999 and 1998, respectively. The compensation credit in 1999 resulted from a partial achievement of the 1999 cycle objectives, expectation of partially achieving the target objectives for the 2000 cycle and the lower stock price. The compensation cost associated with the long-term portion of the Incentive Plan is recognized ratably over the three-year term based on the year-end market value of the stock. Performance stock units and restricted stock units granted for potential future distribution were as follows:

For the years ended December 31,	2000	1999	1998

Shares granted	58,550	48,550	48,150
Weighted-average fair value at date of grant	$ 49.65	$ 59.48	$ 61.54

Deferred performance stock units, deferred directors’ fees and accumulated dividend amounts totaled 353,874 shares as of December 31, 2000.

No stock appreciation rights were outstanding as of December 31, 2000.

14.    SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts Receivable—Trade

In the normal course of business, the Corporation extends credit to customers which satisfy pre-defined credit criteria. The Corporation believes that it has little concentration of credit risk due to the diversity of its customer base. Receivables, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts of $16.0 million and $16.9 million as of December 31, 2000 and 1999, respectively.

Inventories

The Corporation values the majority of its inventories under the last-in, first-out (“LIFO”) method and the remaining inventories at the lower of first-in, first-out (“FIFO”) cost or market. LIFO cost of inventories valued using the LIFO method was $456.7 million and $469.2 million as of December 31, 2000 and 1999, respectively, and inventories were stated at amounts that did not exceed realizable values. Total inventories were as follows:

December 31,	2000	1999

In thousands of dollars

Raw materials	$ 263,658	$ 270,711
Goods in process	47,866	49,412
Finished goods	338,749	365,575

Inventories at FIFO	650,273	685,698
Adjustment to LIFO	(45,100)	(83,496)

Total inventories	$ 605,173	$ 602,202

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets were as follows:

December 31,	2000	1999

In thousands of dollars

Hedging transactions	$141,572	$ 74,243
Other	60,818	52,404

Total prepaid expenses and other	$202,390	$126,647

Hedging transactions were associated with exchange traded futures contracts entered into to manage price risk related to the purchase of raw materials for manufacturing requirements.

Property, Plant and Equipment

Property, plant and equipment balances included construction in progress of $125.0 million and $76.6 million as of December 31, 2000 and 1999, respectively. Major classes of property, plant and equipment were as follows:

December 31,	2000	1999

In thousands of dollars

Land	$ 53,725	$ 50,830
Buildings	502,419	484,768
Machinery and equipment	2,208,701	2,036,670

Property, plant and equipment, gross	2,764,845	2,572,268
Accumulated depreciation	(1,179,457)	(1,061,808)

Property, plant and equipment, net	$ 1,585,388	$ 1,510,460

A-30

Accrued Liabilities

Accrued liabilities were as follows:

December 31,	2000	1999

In thousands of dollars

Payroll, compensation and benefits	$107,914	$ 98,527
Advertising and promotion	135,123	71,233
Other	115,030	122,737

Total accrued liabilities	$358,067	$292,497

Other Long-term Liabilities

Other long-term liabilities were as follows:

December 31,	2000	1999

In thousands of dollars

Accrued post-retirement benefits	$194,354	$194,563
Other	133,320	136,375

Total other long-term liabilities	$327,674	$330,938

15.    SEGMENT INFORMATION

The Corporation operates in a single consumer foods line of business, encompassing the manufacture, distribution and sale of confectionery and grocery products. Consolidated net sales represented primarily sales of confectionery products. The Corporation’s principal operations and markets are located in the United States. The Corporation also manufactures, markets, sells and distributes confectionery and grocery products in Canada and Mexico, imports and/or markets selected confectionery products in Japan, the Philippines, China and Korea, and markets confectionery products in over 90 countries worldwide.

Net sales and long-lived assets of businesses outside of the United States were not significant. Sales to Wal-Mart Stores, Inc. and Subsidiaries exceeded 10% of total net sales and amounted to approximately $710.9 million, $605.3 million and $619.1 million in 2000, 1999 and 1998, respectively.

16.    QUARTERLY DATA (Unaudited)

Summary quarterly results were as follows:

Year 2000	First	Second	Third	Fourth

In thousands of dollars except per share amounts

Net sales	$993,115	$836,204	$1,196,755	$1,194,902
Gross profit	388,018	334,134	500,324	527,349
Net income	71,180	39,996	107,405	115,962
Net income per share—Basic(a)	.51	.29	.78	.85
Net income per share—Diluted	.51	.29	.78	.84

Year 1999	First		Second	Third	Fourth

In thousands of dollars except per share amounts

Net sales	$945,152		$853,239	$1,066,695	$1,105,838
Gross profit	382,988		340,443	432,653	460,116
Net income	224,670	(b)	50,055	87,578	98,007
Net income per share—Basic(a)	1.58		.36	.63	.71
Net income per share—Diluted(a)	1.57		.35	.62	.70

(a)	Quarterly income per share amounts do not total to the annual amounts due to changes in weighted-average shares outstanding during the year.

(b)	Net income for the first quarter and year 1999 included an after-tax gain on the sale of the Corporation’s pasta business of $165.0 million. Net income per share was similarly impacted.

A-31

RESPONSIBILITY FOR FINANCIAL STATEMENTS

Hershey Foods Corporation is responsible for the financial statements and other financial information contained in this report. The Corporation believes that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States appropriate under the circumstances to reflect in all material respects the substance of applicable events and transactions. In preparing the financial statements, it is necessary that management make informed estimates and judgments. The other financial information in this annual report is consistent with the financial statements.

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

The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose appointment was ratified by stockholder vote at the stockholders’ meeting held on April 25, 2000. Their report expresses an opinion that the Corporation’s financial statements are fairly stated in conformity with accounting principles generally accepted in the United States, and they have indicated to us that their audit was performed in accordance with auditing standards generally accepted in the United States which are designed to obtain reasonable assurance about whether the financial statements are free of material misstatement.

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

We have audited the accompanying consolidated balance sheets of Hershey Foods Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2000, appearing on pages A-12 through A-31. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hershey Foods Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

New York, New York January 26, 2001 A-33

HERSHEY FOODS CORPORATION ELEVEN-YEAR CONSOLIDATED FINANCIAL SUMMARY

All dollar and share amounts in thousands except market price and per share statistics

	10-Year Compound Growth Rate	2000	1999		1998
Summary of Operations
Net Sales	4.5%	$4,220,976	3,970,924		4,435,615

Cost of Sales	4.5%	$2,471,151	2,354,724		2,625,057
Selling, Marketing and Administrative	3.8%	$1,127,175	1,057,840		1,167,895
Non-recurring Credits/(Charges)(o)		$ —	243,785		—
Interest Expense, Net	11.9%	$ 76,011	74,271		85,657
Provision for Income Taxes	3.8%	$ 212,096	267,564		216,118

Income from Continuing Operations
Before Accounting Changes	4.5%	$ 334,543	460,310		340,888
Net Cumulative Effect of Accounting Changes		$ —	—		—

Net Income	4.5%	$ 334,543	460,310		340,888

Income Per Share:(a)
From Continuing Operations Before
Accounting Changes
—Basic	7.4%	$ 2.44	3.29	(i)	2.38
—Diluted	7.4%	$ 2.42	3.26		2.34
Net Cumulative Effect of Accounting Changes
—Basic and Diluted		$ —	—		—
Net Income—Basic	7.4%	$ 2.44	3.29	(i)	2.38
Net Income—Diluted	7.4%	$ 2.42	3.26		2.34
Weighted-Average Shares Outstanding—Basic(a)		137,326	140,031		143,446
Weighted-Average Shares Outstanding-—Diluted(a)		138,365	141,300		145,563
Dividends Paid on Common Stock	4.5%	$ 115,209	109,175		103,616
Per Share(a)	8.1%	$ 1.08	1.00		.920
Dividends Paid on Class B Common Stock	8.1%	$ 29,682	27,553		25,428
Per Share(a)	8.2%	$ .975	.905		.835
Income from Continuing Operations Before
Accounting Changes as a Percent of Net Sales		7.9%	7.4	%(c)	7.7%
Depreciation	8.5%	$ 140,168	135,574		138,489
Advertising	1.0%	$ 161,580	164,894		187,505
Promotion	3.4%	$ 441,914	395,849		469,709
Payroll	4.1%	$ 557,342	534,854		563,045
Year-end Position and Statistics
Capital Additions	(2.6)%	$ 138,333	115,448		161,328
Capitalized Software Additions	N/A	$ 4,686	25,394		42,859
Total Assets	5.2%	$3,447,764	3,346,652		3,404,098
Long-term Portion of Debt	12.4%	$ 877,654	878,213		879,103
Stockholders' Equity	(.6)%	$1,175,036	1,098,627		1,042,301
Operating Return on Average Stockholders' Equity(b)		29.4%	27.6%		36.0%
Operating Return on Average Invested Capital(b)		16.1%	14.8%		17.4%
Full-time Employees		14,300	13,900		14,700
Stockholders’ Data(a)
Outstanding Shares of Common Stock and
Class B Common Stock at Year-end		136,282	138,460		143,147
Market Price of Common Stock at Year-end	13.1%	$ 64 3/8	47 7/16		62 3/16
Range During Year		$667/16-37 3/4	647/8-45 3/4		763/8-59 11/16

See Notes to the Eleven-Year Consolidated Financial Summary on page A-36. A-34

	1997	1996		1995	1994
Summary of Operations
Net Sales	4,302,236	3,989,308		3,690,667	3,606,271

Cost of Sales	2,488,896	2,302,089		2,126,274	2,097,556
Selling, Marketing and Administrative	1,183,130	1,124,087		1,053,758	1,034,115
Non-recurring Credits/(Charges)(o)	—	(35,352)		151	(106,105)
Interest Expense, Net	76,255	48,043		44,833	35,357
Provision for Income Taxes	217,704	206,551		184,034	148,919

Income from Continuing Operations
Before Accounting Changes	336,251	273,186		281,919	184,219
Net Cumulative Effect of Accounting Changes	—	—		—	—

Net Income	336,251	273,186		281,919	184,219

Income Per Share:(a)
From Continuing Operations Before
Accounting Changes
–Basic	2.25	1.77	(j)	1.70 (k)	1.06	(l)
—Diluted	2.23	1.75		1.69	1.05
Net Cumulative Effect of Accounting Changes
—Basic and Diluted	—	—		—	—
Net Income—Basic	2.25	1.77	(j)	1.70 (k)	1.06	(l)
Net Income—Diluted	2.23	1.75		1.69	1.05
Weighted-Average Shares Outstanding–Basic(a)	149,174	154,334		166,036	174,367
Weighted-Average Shares Outstanding-–Diluted(a)	151,016	155,690		166,721	174,740
Dividends Paid on Common Stock	98,390	93,884		91,190	89,660
Per Share(a)	.840	.760		.685	.625
Dividends Paid on Class B Common Stock	23,156	20,879		18,900	17,301
Per Share(a)	.760	.685		.620	.5675
Income from Continuing Operations Before
Accounting Changes as a Percent of Net Sales	7.8%	7.7	%(d)	7.6%	7.3	%(e)
Depreciation	135,016	119,443		119,438	114,821
Advertising	202,408	174,199		159,200	120,629
Promotion	451,580	429,208		402,454	419,164
Payroll	524,827	491,677		461,928	472,997
Year-end Position and Statistics
Capital Additions	172,939	159,433		140,626	138,711
Capitalized Software Additions	29,100	—		—	—
Total Assets	3,291,236	3,184,796		2,830,623	2,890,981
Long-term Portion of Debt	1,029,136	655,289		357,034	157,227
Stockholders’ Equity	852,806	1,161,021		1,082,959	1,441,100
Operating Return on Average Stockholders’ Equity(b)	33.4%	27.5%		22.2%	18.5%
Operating Return on Average Invested Capital(b)	17.5%	17.8%		17.1%	15.6%
Full-time Employees	14,900	14,000		13,300	14,000
Stockholders’ Data(a)
Outstanding Shares of Common Stock and
Class B Common Stock at Year-end	142,932	152,942		154,532	173,470
Market Price of Common Stock at Year-end	61 15/16	43 3/4		32 1/2	24 3/16
Range During Year	637/8-42 1/8	513/4-31 15/16		3315/16-24	263/4-20 9/16

	1993		1992	1991	1990
Summary of Operations
Net Sales	3,488,249		3,219,805	2,899,165	2,715,609

Cost of Sales	1,995,502		1,833,388	1,694,404	1,588,360
Selling, Marketing and Administrative	1,035,519		958,189	814,459	776,668
Non-recurring Credits/(Charges)(o)	80,642		—	—	35,540
Interest Expense, Net	26,995		27,240	26,845	24,603
Provision for Income Taxes	213,642		158,390	143,929	145,636

Income from Continuing Operations
Before Accounting Changes	297,233		242,598	219,528	215,882
Net Cumulative Effect of Accounting Changes	(103,908)		—	—	—

Net Income	193,325		242,598	219,528	215,882

Income Per Share:(a)
From Continuing Operations Before
Accounting Changes
–Basic	1.65	(m)	1.34	1.21	1.19	(n)
–Diluted	1.65		1.34	1.21	1.19
Net Cumulative Effect of Accounting Changes
–Basic and Diluted	(.58)		—	—	—
Net Income–Basic	1.07	(m)	1.34	1.21	1.19	(n)
Net Income–Diluted	1.07		1.34	1.21	1.19
Weighted-Average Shares Outstanding–Basic(a)	179,929		180,775	180,767	180,766
Weighted-Average Shares Outstanding-–Diluted(a)	180,495		181,160	181,112	180,987
Dividends Paid on Common Stock	84,711		77,174	70,426	74,161	(g)
Per Share(a)	.570		.515	.470	.495	(g)
Dividends Paid on Class B Common Stock	15,788		14,270	12,975	13,596	(g)
Per Share(a)	.5175		.4675	.425	.445	(g)
Income from Continuing Operations Before
Accounting Changes as a Percent of Net Sales	7.4	%(f)	7.5%	7.6%	7.2	%(h)
Depreciation	100,124		84,434	72,735	61,725
Advertising	130,009		137,631	117,049	146,297
Promotion	444,546		398,577	325,465	315,242
Payroll	469,564		433,162	398,661	372,780
Year-end Position and Statistics
Capital Additions	211,621		249,795	226,071	179,408
Capitalized Software Additions	—		—	—	—
Total Assets	2,855,091		2,672,909	2,341,822	2,078,828
Long-term Portion of Debt	165,757		174,273	282,933	273,442
Stockholders’ Equity	1,412,344		1,465,279	1,335,251	1,243,537
Operating Return on Average Stockholders’ Equity(b)	17.8%		17.3%	17.0%	16.6%
Operating Return on Average Invested Capital(b)	15.0%		14.4%	13.8%	13.4%
Full-time Employees	14,300		13,700	14,000	12,700
Stockholders’ Data(a)
Outstanding Shares of Common Stock and
Class B Common Stock at Year-end	175,226		180,373	180,373	180,373
Market Price of Common Stock at Year-end	24 1/2		23 1/2	22 3/16	18 3/4
Range During Year	2715/16-21 3/4		243/16-19 1/8	221/4-17 9/16	1913/16-14 1/8

See Notes to the Eleven-Year Consolidated Financial Summary on page A-36. A-35

Notes to the Eleven-Year Consolidated Financial Summary

(a)	All shares and per share amounts have been adjusted for the two-for-one stock split effective September 13, 1996.

(b)	Operating Return on Average Stockholders’ Equity and Operating Return on Average Invested Capital have been computed using Net Income, excluding the 1993 Net Cumulative Effect of Accounting Changes, and the after-tax impacts of the 1990 Restructuring Gain, Net, the 1993 Gain on Sale of the Investment Interest in Freia Marabou a.s (Freia), the 1994 Restructuring Charge, the net 1995 Restructuring Credit, the 1996 Loss on Sale of Businesses, and the 1999 Gain on Sale of Business.

(c)	Calculated percent excludes the 1999 Gain on Sale of Business. Including the gain, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 11.6%.

(d)	Calculated percent excludes the 1996 Loss on Sale of Businesses. Including the loss, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 6.8%.

(e)	Calculated percent excludes the 1994 Restructuring Charge. Including the charge, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 5.1%.

(f)	Calculated percent excludes the 1993 Gain on Sale of Investment Interest in Freia. Including the gain, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 8.5%.

(g)	Amounts included a special dividend for 1990 of $11.2 million or $.075 per share of Common Stock and $2.1 million or $.0675 per share of Class B Common Stock.

(h)	Calculated percent excludes the 1990 Restructuring Gain, Net. Including the gain, Income from Continuing Operations Before Accounting Changes as a Percent of Net Sales was 7.9%.

(i)	Income Per Share from Continuing Operations Before Accounting Changes—Basic and Net Income Per Share—Basic for 1999 included a $1.18 per share gain on the sale of the pasta business. Excluding the impact of this gain, Income Per Share from Continuing Operations Before Accounting Changes—Basic and Net Income Per Share—Basic would have been $2.11.

(j)	Income Per Share from Continuing Operations Before Accounting Changes—Basic and Net Income Per Share—Basic for 1996 included a $.23 per share loss on the sale of the Gubor and Sperlari businesses. Excluding the impact of this loss, Income Per Share from Continuing Operations Before Accounting Changes—Basic and Net Income Per Share—Basic would have been $2.00.

(k)	Income Per Share from Continuing Operations Before Accounting Changes—Basic and Net Income Per Share—Basic for 1995 included a net $.01 per share credit associated with adjustments to accrued restructuring reserves. Excluding the impact of this net credit, Income Per Share from Continuing Operations Before Accounting Changes—Basic and Net Income Per Share—Basic would have been $1.69.

(l)	Income Per Share from Continuing Operations Before Accounting Changes—Basic and Net Income Per Share—Basic for 1994 included a $.46 per share restructuring charge. Excluding the impact of this charge, Income Per Share from Continuing Operations Before Accounting Changes—Basic and Net Income Per Share—Basic would have been $1.52.

(m)	Income Per Share from Continuing Operations Before Accounting Changes—Basic and Net Income Per Share—Basic for 1993 included a $.23 per share gain on the sale of the investment interest in Freia. Excluding the impact of this gain, Income Per Share from Continuing Operations Before Accounting Changes—Basic would have been $1.43.

(n)	Income Per Share from Continuing Operations Before Accounting Changes—Basic and Net Income Per Share—Basic for 1990 included an $.11 per share Restructuring Gain, Net. Excluding the impact of this gain, Income Per Share from Continuing Operations Before Accounting Changes—Basic and Net Income Per Share—Basic would have been $1.08.

(o)	Includes the Gain on Sale of Business in 1999; Loss on Sale of Businesses in 1996; Restructuring Credit in 1995; Restructuring Charge in 1994; Gain on Sale of Investment Interest in 1993 and Restructuring Gain, Net in 1990.

A-36

OTHER STOCKHOLDER INFORMATION

INVESTOR INFORMATION

Stockholders

As of December 31, 2000, Hershey Foods Corporation had outstanding 105,839,730 shares of Common Stock and 30,441,858 shares of Class B Stock.

Year	Year-End Common Stock and Class B Stock Stockholders	Approximate Annual Composite Trading Volume

2000	41,482	138,636,000

1999	43,265	128,557,000

1998	44,364	78,955,000

1997	44,602	74,781,000

1996	42,483	47,002,000

Stock Market Data

Hershey Foods Corporation’s Common Stock is listed and traded principally on the New York Stock Exchange under the ticker symbol “HSY.” Class B Stock is not listed for trading. The stock tables of most financial publications list the Corporation as “Hershey.” Options on the Corporation’s Common Stock are traded on the American Stock Exchange.

Common Stock Profile

2000	Common Stock Price			Dividends Paid Per Share
Calendar Quarter	High	Low	Close	Common Stock	Class B Stock

1st Quarter	$50 11/16	$37 3/4	$48 3/4	$.26	$ .235

2nd Quarter	55 13/16	45	48 1/2	.26	.235

3rd Quarter	54 11/16	41 9/16	54 1/8	.28	.2525

4th Quarter	66 7/16	48 7/16	64 3/8	.28	.2525

Dividend Policy

Dividends on Hershey Foods Corporation’s Common Stock and Class B Stock are declared by the Board of Directors and are paid normally in March, June, September and December.

The dividend on the Common Stock payable on March 15, 2001, is the 285th consecutive quarterly dividend paid by the Corporation. The dividend rate has been increased annually for 26 consecutive years. Historically, the Corporation has targeted approximately one-third of its income from continuing operations for dividends to stockholders.

Investor Services Program

The Corporation offers an Investor Services Program. Features of the Program include the ability to purchase directly from our agent initial shares of Hershey Foods Corporation Common Stock, as well as additional shares; dividend reinvestment on 10 shares or greater; automatic monthly deductions from a bank account for optional cash purchases; safekeeping of certificates; direct deposit of dividends; and an IRA option. For more information, contact:

Mellon Investor Services	www.mellon-investor.com
P. O. Box 3338	To request enrollment materials,
South Hackensack, NJ 07606-1938	please call (800) 842-7629.
(800) 851-4216

Stockholder Inquiries

Questions relating to stockholder records, change of ownership, change of address and dividend payments should be sent to the Corporation’s Transfer Agent, Mellon Investor Services, whose address appears below.

Financial Information

Securities analysts, investment managers and stockholders should direct financial information inquiries to the Investor Relations contact listed below.

2000 Annual Report

To control costs and to meet our stockholders’ needs, we have published this 2000 Annual Report to Stockholders, including the Consolidated Financial Statements and Management’s Discussion and Analysis, as an appendix to the Corporation’s Proxy Statement. Further information regarding various aspects of the Corporation’s business can be found on the Corporation’s web site (www.hersheys.com).

Electronic Delivery

In an effort to reduce paper mailed to your home and to help lower printing and postage costs, we now offer to registered stockholders the convenience of viewing Proxy Statements, Annual Reports to Stockholders and related materials on-line. With your consent, we can stop sending future paper copies of these documents to you by mail. To participate, follow the instructions at www.icsdelivery.com/hsy or select the On-Line Proxy/Voting option in the Investor Relations section of the Corporation’s web site (www.hersheys.com).

On-Line Voting at www.proxyvote.com

Use the Internet to transmit your voting instructions anytime before 11:59 p.m. EDT on April 23, 2001. Have your proxy card in hand when you access the web site. You will be prompted to enter your Control Number to obtain your records and create an electronic voting instruction form.

STOCKHOLDER INFORMATION

Executive Offices	Independent Public Accountants
100 Crystal A Drive	Arthur Andersen LLP
P. O. Box 810	1345 Avenue of the Americas
Hershey, PA 17033-0810	New York, NY 10105
(717) 534-4000
Investor Relations Contact
James A. Edris
Director, Investor Relations
Transfer Agent and Registrar	100 Crystal A Drive
Mellon Investor Services	P. O. Box 810
Overpeck Centre	Hershey, PA 17033-0810
85 Challenger Road	(717) 534-7556
Ridgefield Park, NJ 07660	jedris@hersheys.com
www.mellon-investor.com
(800) 851-4216 - Domestic Holders	Financial Information
(201) 329-8660 - Foreign Holders	(800) 539-0261
(800) 231-5469 - Hearing Impaired	www.hersheys.com

www.hersheys.com

Hershey Foods Corporation’s web site provides access to a wide variety of information including products, recipes, news releases, a plant tour, and consumer information. A principal feature of the web site is the Investor Relations section which contains general financial information (e.g., Hershey’s corporate overview, Mission Statement, product information, financial fundamentals, and current stock quotes), the current Proxy Statement and Annual Report to Stockholders and archived information (e.g., historical financial releases, annual reports, dividends and stock prices). The site also provides analyst presentations and audio archives of conference calls and analyst group presentations for those interested in a more in-depth review of the Corporation’s operations as presented by senior management to the financial community. Another interesting feature is the “email alert,” which allows users to receive automatic updates informing them when new items such as calendar events, presentations, dividend information, annual reports and SEC documents are added to the site.

www.mellon-investor.com

Mellon Investor Services’ web site provides access to an Internet self-service product, Investor ServiceDirect (sm) (“ISD”). Through ISD, stockholders can view their account profiles, stock certificate histories, dividend reinvestment/book-entry transactions (including any new funds pending investment), dividend payment histories, Form 1099 tax information, current stock price quote (20-minute delay), and historical stock prices. Stockholders may also request a replacement dividend check, the issuance of stock certificates or the sale of shares from a book-entry position, duplicate Form 1099 or dividend reinvestment statement, safekeeping of stock certificates, an address change, or a stock transfer involving book-entry shares. Future ISD enhancements are planned; be sure to check the www.mellon-investor.com web site.

DIRECTORS AND MANAGEMENT COMMITTEE As of March 15, 2001

Directors
Kenneth L. Wolfe	Mackey J. McDonald	Richard H. Lenny
Chairman of the Board	Chairman of the Board,	President and
of Directors	Chief Executive Officer	Chief Executive Officer
and President
William H. Alexander	VF Corporation	William F. Christ
Administrator	Greensboro, NC	Executive Vice President and
Family Business Program		Chief Operating Officer
The Wharton School of	John M. Pietruski
the University of Pennsylvania	Chairman of the Board	Robert M. Reese
Philadelphia, PA	Texas Biotechnology	Senior Vice President,
	Corporation	General Counsel and
Robert H. Campbell	Houston, TX	Secretary
Chairman of the Board and
Chief Executive Officer	Audit Committee	Raymond Brace
(Retired)	John C. Jamison, Chair	Vice President
Sunoco, Inc.	William H. Alexander	Conversion and Procurement
Philadelphia, PA	Mackey J. McDonald
John R. Canavan
C. McCollister Evarts, M.D	Committee on Directors	Vice President
University Professor and	and Corporate Governance	Human Resources
Professor of Orthopaedics	John M. Pietruski, Chair
The Pennsylvania State	William H. Alexander	Jay F. Carr
University	Bonnie G. Hill	Vice President
College of Medicine	Kenneth L. Wolfe	Research Services and
Hershey, PA		Special Operations
Compensation and
Bonnie G. Hill	Executive Organization	Frank Cerminara
President and Chief	Committee	Vice President, Chief
Executive Officer	Robert H. Campbell, Chair	Financial Officer and
The Times Mirror	C. McCollister Evarts, M.D.	Treasurer
Foundation	John C. Jamison
Senior Vice President	Mackey J. McDonald	George F. Davis
The Los Angeles Times		Vice President and Chief
Los Angeles, CA	Executive Committee	Information Officer
Kenneth L. Wolfe, Chair
John C. Jamison	Richard H. Lenny	Michael H. Holmes
Chairman		Vice President
Mallardee Associates	Management Committee	U.S. Marketing
Williamsburg, VA	Kenneth L. Wolfe
	Chairman of the Board	Milton T. Matthews
Richard H. Lenny	of Directors	Vice President, U.S. Sales
President and
Chief Executive Officer

A-40