Form 10-K405, Exhibit 13
period 2001-12-31
HERSHEY FOODS CORP
filed 2002-03-15
CIK 47111

Exhibit 13

HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

Hershey Foods Corporation and its subsidiaries (the "Corporation") are engaged in the manufacture, distribution and sale of consumer food products. The Corporation produces and distributes a broad line of chocolate and non-chocolate confectionery and grocery products. The Corporation was organized under the laws of the State of Delaware on October 24, 1927, as a successor to a business founded in 1894 by Milton S. Hershey.

RESULTS OF OPERATIONS

Net Sales

Net sales rose $336.3 million, or 8%, from 2000 to 2001. The increase in 2001 was primarily due to incremental sales from the mint and gum businesses acquired from Nabisco, Inc. in December 2000 and increases in sales of base confectionery and grocery products, primarily resulting from the introduction of new confectionery products, selected confectionery selling price increases in the United States, and increased international exports. These increases were partially offset by lower sales resulting from the divestiture of the Luden's throat drops business and the impact of unfavorable foreign currency exchange rates.

Net sales rose $250.1 million, or 6%, from 1999 to 2000. The higher sales primarily reflected an increase in sales of base confectionery and grocery products in North America, including incremental sales from the introduction of new confectionery products, increased international exports and lower product returns, discounts and allowances. In 2000, certain international distributor allowances were netted against sales instead of being reported in selling, marketing and administrative expenses as in 1999. Distributor allowances in 1999 amounted to $18.3 million. Net sales in 1999 included $29.3 million related to the Corporation's pasta business, which was sold in January 1999.

Gross Margin

Gross margin was 41.5% in 2000 and 2001. Gross margin in 2001 was negatively impacted 1.1 percentage points from the inclusion in cost of sales of a charge of $50.1 million associated with business realignment initiatives recorded during the fourth quarter. The $50.1 million charge to cost of sales resulted from the reduction of raw material inventories, principally cocoa beans and cocoa butter, no longer required to support operations as a result of outsourcing the manufacture of certain ingredients. Excluding the impact of the business realignment initiatives, the increase in gross margin to 42.6% resulted from lower costs for freight, distribution and warehousing, as well as improved supply chain efficiencies including decreased costs for the disposal of aged finished goods inventory and obsolete packaging. Selected confectionery selling price increases and the profitability of the mint and gum business also contributed to the higher gross margin in 2001. The impact of these items was partially offset by higher manufacturing costs, primarily related to higher labor rates and employee benefits costs, as well as start-up costs associated with the installation of new manufacturing equipment.

Gross margin increased from 40.7% in 1999 to 41.5% in 2000. The increase in gross margin reflected decreased costs for certain major raw materials, primarily cocoa, as well as lower product returns, discounts and allowances. The impact of these items was offset partially by higher absorption of fixed manufacturing costs in 2000, primarily related to decreased finished goods inventory levels in 2000 compared to 1999. In addition, the sales mix of confectionery items sold in 2000 compared to 1999 contributed to lower profitability, as the growth in sales of the more profitable standard bars was outpaced by sales of packaged confectionery items. Also, higher distribution and warehousing costs in 2000 reflected higher warehouse handling costs and incremental costs associated with expanded warehousing capacity.

Gross margin in 1999 benefited .3 percentage points from the inclusion in cost of sales of a one-time $12.5 million gain from revisions to the Corporation's retiree medical plan, net of contributions into the Employee Savings Stock Investment and Ownership Plan ("ESSIOP"). During the first quarter of 1999, the Corporation changed its retiree medical plan to eliminate coverage for all eligible hourly employees under age 45, to be replaced by annual contributions into the ESSIOP. The change applied primarily to U.S. hourly employees working in Pennsylvania. In addition, gross margin in 1999 would have been .3 percentage points lower if certain international distributor allowances were reclassified, as discussed above for 2000.

Selling, Marketing and Administrative

Selling, marketing and administrative expenses increased $142.8 million, or 13%, from 2000 to 2001, primarily reflecting selling, marketing and administrative expenditures for the newly acquired mint and gum business, increased administrative expenses primarily resulting from higher staffing levels to support sales activity in North America and international businesses, increased marketing expenses and higher incentive compensation expense. Selling, marketing and administrative costs in 2000 included a one-time gain of $7.3 million arising from the sale of certain corporate aircraft.

Selling, marketing and administrative expenses increased $69.3 million, or 7%, from 1999 to 2000, primarily reflecting: increased marketing expenditures for base confectionery brands, international exports and the introduction of new products; increased selling and administrative expenses primarily related to higher staffing levels to support sales and customer service activity in North America and the international export business; higher incentive compensation expense reflecting improved operating performance in 2000; and higher software amortization costs. The impact of these items was offset partially by the inclusion in administrative expense in 2000 of a one-time gain of $7.3 million arising from the sale of certain corporate aircraft. Selling, marketing and administrative costs in 1999 included $10.7 million related to the Corporation's pasta business, which was sold in January 1999.

Business Realignment Initiatives

In late October 2001, the Corporation's Board of Directors approved a plan to improve the efficiency and profitability of the Corporation's operations. The plan included asset management improvements, product line rationalization, supply chain efficiency improvements and a voluntary work force reduction program. The major components of the plan will be completed by the fourth quarter of 2002.

During the fourth quarter of 2001, a charge to cost of sales and a business realignment and asset impairment charge were recorded totaling $278.4 million before tax ($171.9 million after tax or $1.25 per share-diluted). The total charges included a charge to cost of sales of $50.1 million associated with raw material inventory reductions and a business realignment and asset impairment charge of $228.3 million (collectively, "the business realignment initiatives"). Components of the $228.3 million pre-tax charge included $5.3 million relating to asset management improvements, $28.3 million relating to product line rationalization, $46.0 million relating to supply chain efficiency improvements and $148.7 million relating to a voluntary work force reduction program. These initiatives are expected to generate $75 million to $80 million of annual savings when fully implemented, with less than half the estimated amount expected to be realized in 2002. Additional charges totaling approximately $31.6 million before tax, or $.14 per share-diluted, are expected to be recorded in 2002, as incurred, primarily related to pension settlement costs resulting from the voluntary work force reduction program and expenses associated with the relocation of manufacturing equipment.

The charge to cost of sales of $50.1 million was a result of decisions to outsource the manufacture of certain ingredients and to significantly reduce the inventory levels of certain raw materials, primarily cocoa beans and cocoa butter. Also included in the charge was the impact of a decision to reduce raw material inventory levels for almonds and peanuts. The Corporation sold raw material inventories and delayed raw material deliveries during the fourth quarter of 2001. A pre-tax charge of $5.3 million was also recorded in the fourth quarter as part of the pre-tax business realignment and asset impairments charge. This charge reflected the write-off of manufacturing machinery and equipment as a result of the ingredients manufacturing outsourcing.

Product line rationalization plans include the sale or exit of certain businesses, the discontinuance of certain non-chocolate confectionery products and the realignment of the Corporation's domestic and international sales organizations. The estimated loss on the sale or exit of these businesses was $26.4 million as of December 31, 2001, net of estimated sales proceeds. Net sales associated with these businesses were approximately $38.0 million, $43.1 million and $45.3 million in 2001, 2000 and 1999, respectively. Costs associated with the realignment of the sales organizations totaled $1.9 million, primarily related to sales office closings and terminating the use of certain sales brokers.

To improve supply chain efficiency and profitability, three manufacturing facilities, a distribution center and certain other facilities will be closed. A net pre-tax charge of $46.0 million was recorded in the fourth quarter of 2001 relating to the closure of these facilities. A manufacturing facility in Denver, Colorado will be closed, with manufacturing equipment and machinery to be sold or relocated for production at a contract manufacturer. The Denver, Colorado plant principally manufactures Jolly Rancher hard candy. A manufacturing facility in Pennsburg, Pennsylvania will also be closed and the production of POT OF GOLD chocolates will be moved to another manufacturing plant. Finally, a small manufacturing and packaging facility located in Palmyra, Pennsylvania, as well as a distribution center and certain minor facilities located in Oakdale, California will be closed. The closure of these facilities is expected to result in the termination of approximately 750 employees, with total involuntary employee termination benefits of approximately $5.0 million.

In October 2001, the Corporation offered a voluntary work force reduction program ("VWRP") to certain eligible employees in the United States, Canada and Puerto Rico in order to reduce staffing levels and improve profitability. The VWRP consisted of an early retirement program and an enhanced mutual separation program. The early retirement program was offered to approximately 1,200 eligible salaried employees who were born prior to January 1, 1954 and were employed by the Corporation prior to January 1, 1999. The early retirement program provided enhanced pension, post-retirement and certain supplemental benefits. The enhanced mutual separation program provided increased severance and temporary medical benefits. The Corporation expects that the VWRP will provide a reduction of approximately 600 employees. Most employees accepting the VWRP will end their employment with the Corporation during the first quarter of 2002. A total pre-tax charge of $148.7 million was recorded in the fourth quarter of 2001 upon employee acceptance of the VWRP. The charge primarily reflected enhanced retirement and separation benefits.

Interest Expense, Net

Net interest expense for 2001 was $6.9 million below the prior year, reflecting a decrease in short-term interest expense due to a decrease in average short-term borrowing rates and reduced average short-term borrowings. Net interest expense for 2000 was $1.7 million above the prior year, primarily as a result of higher short-term interest expense related to increased average short-term borrowings and borrowing rates, and lower capitalized interest. The impact of these items in 2000 was offset partially by higher interest income, and lower fixed interest expense as a result of interest rate swap and forward agreements entered into in October 1999.

Income Taxes

The Corporation's effective income tax rate was 39.7% in 2001, 38.8% in 2000, and 36.8% in 1999. Excluding the income tax benefit associated with charges pertaining to the business realignment initiatives and the income tax provision associated with the gain on the sale of the Luden's throat drops business, the effective income tax rate was 37.3% in 2001. The decrease of 1.5 percentage points from 2000 was primarily due to the lower tax rate on the newly acquired mint and gum business. Excluding the provision for income taxes associated with the gain on the sale of the Corporation's pasta business, the effective income tax rate was 39.0% in 1999.

Net Income

Net income decreased $127.4 million, or 38%, from 2000 to 2001. Excluding the after-tax gain on the sale of the Luden's throat drops business and the after-tax effect of the business realignment initiatives recorded in 2001, as well as the after-tax gain on sale of corporate aircraft in 2000, net income increased $47.8 million, or 14%, from 2000 to 2001.

Net income decreased $125.8 million, or 27%, from 1999 to 2000. In the first quarter of 1999, the Corporation received cash proceeds of $450.0 million, retained a 6% minority interest and recorded a gain of approximately $243.8 million before tax, $165.0 million or $1.17 per share-diluted after tax, as a result of the sale of the Corporation's pasta business. Excluding the gain, net income increased $39.2 million, or 13%, from 1999 to 2000.

Net income as a percent of net sales was: 8.3% in 2001, excluding the after-tax gain on the sale of the Luden's throat drops business and the after-tax effect of the business realignment initiatives; 7.8% in 2000, excluding the after-tax gain on the sale of corporate aircraft; and 7.4% in 1999, excluding the after-tax gain on the sale of the pasta business.

FINANCIAL CONDITION

The Corporation's financial condition remained strong during 2001. The capitalization ratio (total short-term and long-term debt as a percent of stockholders' equity, short-term and long-term debt) was 44% as of December 31, 2001, and 49% as of December 31, 2000. The ratio of current assets to current liabilities was 1.9:1 as of December 31, 2001, and 1.7:1 as of December 31, 2000.

In September 2001, the Corporation completed the sale of the Luden's throat drops business to Pharmacia Consumer Healthcare, a unit of Pharmacia Corporation. Included in the sale were the trademarks and manufacturing equipment for the throat drops business. Under a supply agreement with Pharmacia, the Corporation agreed to manufacture Luden's throat drops for up to 19 months after the date of sale. Under a separate services agreement, the Corporation agreed to continue to sell, warehouse and distribute Luden's throat drops through March 2002. In the third quarter of 2001, the Corporation received cash proceeds of $59.9 million and recorded a gain of $19.2 million before tax, $1.1 million or $.01 per share-diluted after tax, as a result of the transaction. A higher gain for tax purposes primarily reflected the low tax basis of the intangible assets included in the sale, resulting in taxes on the gain of $18.1 million. Net sales for the Luden's throat drops business were $10.2 million, $24.8 million and $29.7 million in 2001, 2000 and 1999, respectively.

In July 2001, the Corporation's Brazilian subsidiary, Hershey do Brasil, acquired the chocolate and confectionery business of Visagis for $17.1 million. This business had sales of approximately $20 million in 2000. Included in the acquisition were the IO-IO brand of hazelnut creme items and the chocolate and confectionery products sold under the Visconti brand. Also included in the purchase were a manufacturing plant and confectionery equipment in Sao Roque, Brazil. Had the results of the acquisition been included in the consolidated results, the effect would not have been material.

In December 2000, the Corporation completed the purchase of the intense and breath freshener mints and gum businesses of Nabisco, Inc. ("Nabisco"). The Corporation paid $135.0 million to acquire the businesses, including Ice Breakers and Breath Savers Cool Blasts intense mints, Breath Savers mints, and Ice Breakers, Carefree, Stick*Free, Bubble Yum and Fruit Stripe gums. Also included in the purchase were manufacturing machinery and equipment and a gum-manufacturing plant in Las Piedras, Puerto Rico. These businesses had sales of approximately $270 million in 1999. The Corporation's results of operations for 2000 did not include results of the acquisition, as the transaction was completed very late in the year. Had the results of the acquired businesses been included in the consolidated results for 2000 and 1999, the effect would not have been material.

Assets

Total assets decreased $200.3 million, or 6%, as of December 31, 2001, primarily as a result of lower prepaid expenses and other current assets, inventories, property, plant and equipment, and intangibles resulting from business acquisitions, partially offset by an increase in cash and cash equivalents.

Current assets decreased by $127.8 million, or 10%, principally reflecting decreased prepaid expenses and other current assets and lower inventories. The decrease in prepaid expenses and other current assets was principally associated with the reclassification of gains and losses on cash flow hedging derivatives to accumulated other comprehensive loss upon adoption of Statement of Financial Accounting Standards No. 133, as amended, in 2001. The decrease in inventories of $93.0 million primarily reflected lower raw material inventories, principally cocoa beans and cocoa butter, as a result of the business realignment initiatives. The increase in cash and cash equivalents reflected strong cash flows during the year, commodity margin transfers and increased cash resulting from the reduction of raw material inventories in December under the business realignment initiatives. These increases were partially offset by a $95.0 million contribution in December to one of the Corporation's pension plans.

Property, plant and equipment was lower than the prior year primarily due to depreciation expense of $153.5 million and the planned sale of businesses and asset impairment write-downs of $45.3 million resulting from the business realignment initiatives, partially offset by capital additions of $160.1 million. The decrease in intangibles resulting from business acquisitions primarily reflected the amortization of intangibles, $30.8 million associated with the sale of the Luden's throat drops business and the write-down of goodwill of approximately $7.8 million associated with the planned sale of businesses under the business realignment initiatives. The increase in other non-current assets was primarily a result of pension plan minimum liability adjustments reflecting lower asset returns and higher liabilities related to the VWRP.

Liabilities

Total liabilities decreased by $172.5 million, or 8%, as of December 31, 2001, primarily reflecting a reduction in short-term borrowings as a result of a significant increase in operating cash flows in 2001. The increase in accrued liabilities was primarily the result of higher accruals for enhanced employee benefits and other liabilities associated with business realignment initiatives recorded in the fourth quarter of 2001.

Capital Structure

The Corporation has two classes of stock outstanding, Common Stock and Class B Common Stock ("Class B Stock"). Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors, with the Common Stock having one vote per share and the Class B Stock having ten votes per share. However, the Common Stock, voting separately as a class, is entitled to elect one-sixth of the Board of Directors. With respect to dividend rights, the Common Stock is entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

In December 2000, the Corporation's Board of Directors unanimously adopted a Stockholder Protection Rights Agreement ("Rights Agreement"). The Rights Agreement was supported by the Corporation's largest stockholder, Hershey Trust Company, as trustee for the benefit of Milton Hershey School ("Milton Hershey School Trust"). This action was not in response to any specific effort to acquire control of the Corporation. Under the Rights Agreement, the Corporation's Board of Directors declared a dividend of one right ("Right") for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable and will not change the manner in which the Corporation's Common Stock is traded. The Rights Agreement is discussed further in Note 14 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

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

Over the past three years, cash provided from operating activities exceeded cash requirements for share repurchases, dividend payments, capital expenditures and capitalized software additions by $88.4 million. Total debt, including debt assumed, decreased during the period by $340.2 million, reflecting reduced short-term borrowings and the repayment of long-term debt. Cash and cash equivalents increased by $95.1 million during the period.

The Corporation anticipates that capital expenditures and capitalized software additions will be in the range of $150 million to $200 million per annum during the next several years as a result of continued efficiency improvements in existing facilities and capacity expansion to support sales growth and new products, along with continued improvement and enhancements of computer software. As of December 31, 2001, the Corporation's principal capital commitments included manufacturing capacity expansion to support sales growth and new products, modernization and efficiency improvements.

In February 2001, the Corporation made a $75.0 million contribution to its domestic pension plans to improve the funded status and, in December 2001, an additional contribution of $95.0 million was made to fund anticipated payments related to the early retirement program implemented in the fourth quarter of 2001. The Corporation anticipates additional funding requirements for its domestic pension plans in 2002, reflecting asset performance and interest rate levels.

The following table summarizes the Corporation's contractual cash obligations by year:

	Payments Due by Year
	(In thousands of dollars)
Contractual Obligations	2002	2003	2004	2005	2006	Thereafter	Total
Purchase Commitments	$743,100	$523,800	$303,800	$51,000	$3,300	$8,800	$1,633,800
Non-cancelable Operating Leases	21,653	21,284	21,095	20,988	18,779	49,621	153,420
Long-term Debt	921	17,133	136	202,139	142	657,422	877,893
Total Obligations	$765,674	$562,217	$325,031	$274,127	$22,221	$715,843	$2,665,113

In entering into these contractual obligations, the Corporation has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation's risk is limited to replacing the contracts at prevailing market rates. The Corporation does not expect any losses as a result of counterparty defaults.

The Corporation has entered into certain commitments for the purchase of raw materials. Purchase commitments primarily reflect forward contracts for the purchase of raw materials from third-party brokers and dealers.

The Corporation has entered into three off-balance sheet arrangements for the leasing of certain warehouse and distribution facilities. The operating lease arrangements are with special purpose trusts ("SPTs") whereby the Corporation leases warehouse and distribution facilities in Redlands, California; Atlanta, Georgia; and Hershey, Pennsylvania, as discussed below. The SPTs were formed to facilitate the acquisition and subsequent leasing of the facilities to the Corporation. The SPTs financed the acquisition of the facilities by issuing notes and equity certificates to independent third-party financial institutions. The independent third-party financial institutions who hold the equity certificates are owners of the SPTs. The Corporation's transactions with the SPTs are limited to the operating lease agreements and the associated rent expense is included in cost of sales in the Consolidated Statements of Income. The Corporation has not entered into any other arrangements involving special purpose entities.

The leases include substantial residual guarantees by the Corporation for the majority of the financing and options to purchase the facilities at original cost. If the Corporation were to exercise its options to purchase the three facilities at original cost at the end of the respective initial lease terms, the Corporation could purchase the facilities for a total of approximately $120.0 million, $79.9 million for the Pennsylvania and Georgia facilities in 2005, and $40.1 million for the California facility in 2007.

In December 2000, the Corporation entered into an operating lease agreement with the owner of the warehouse and distribution facility in Redlands, California. The lease term was approximately ten years, with occupancy to begin upon completion of the facility. The lease agreement contained an option for the Corporation to purchase the facility. In January 2002, the Corporation assigned its right to purchase the facility to an SPT that in turn purchased the completed facility and leased it to the Corporation under a new operating lease agreement. The lease term is five years, with up to four renewal periods of five years each with the consent of the lessor. The cost incurred by the SPT to acquire the facility, including land, was $40.1 million.

In October 2000, the Corporation entered into an operating lease agreement with an SPT for the leasing of a warehouse and distribution facility near Atlanta, Georgia. The lease term is five years, with up to four renewal periods of five years each with the consent of the lessor. The cost incurred by the SPT to acquire the facility, including land, was $18.2 million.

In July 1999, the Corporation entered into an operating lease agreement with an SPT for the construction and leasing of a warehouse and distribution facility located on land owned by the Corporation near Hershey, Pennsylvania. Under the agreement, the lessor paid construction costs totaling $61.7 million. The lease term is six years, including the one-year construction period, with up to four renewal periods of five years each with the consent of the lessor.

In 1999, the Corporation implemented an enterprise-wide integrated information system in the United States. The first phase of system implementation included new business systems and processes related to purchasing, accounts payable, fixed assets, the general ledger, production reporting and tracking of plant inventories. The second phase of system implementation included systems and processes in the areas of sales order and billing, transportation planning and management, electronic data interchange communications with warehouses, finished goods inventories, accounts receivable and tracking of marketing promotions. Initial implementation costs amounted to approximately $101.0 million of capitalized software and hardware and $10.6 million of expenses. These expenditures were financed with cash provided from operations and proceeds from the sale of the Corporation's pasta business.

Under share repurchase programs which began in 1993, a total of 18,300,637 shares of Common Stock have been repurchased for approximately $745.8 million, including 1,579,779 shares purchased from the Milton Hershey School Trust for $100.0 million in 1999. Of the shares repurchased, 528,000 shares were retired, 5,267,305 shares were reissued to satisfy stock options obligations, Supplemental Retirement Contributions and employee stock ownership trust ("ESOP") obligations and 3,806,002 shares were repurchased in the open market to replace the reissued shares. Additionally, the Corporation has purchased a total of 28,000,536 shares of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $1.0 billion. As of December 31, 2001, a total of 44,311,870 shares were held as Treasury Stock and $84.2 million remained available for repurchases of Common Stock under a program approved by the Corporation's Board of Directors in October 1999.

In March 1997, the Corporation issued $150 million of 6.95% Notes under a November 1993 Form S-3 Registration Statement. In August 1997, the Corporation filed another Form S-3 Registration Statement under which it could offer, on a delayed or continuous basis, up to $500 million of additional debt securities. Also in August 1997, the Corporation issued $150 million of 6.95% Notes due 2012 and $250 million of 7.2% Debentures due 2027 under the November 1993 and August 1997 Registration Statements. Proceeds from the debt issuance were used to repay a portion of the short-term borrowings associated with the purchase of Common Stock from the Milton Hershey School Trust. As of December 31, 2001, $250 million of debt securities remained available for issuance under the August 1997 Registration Statement. Proceeds from any offering of the $250 million of debt securities available under the shelf registration may be used for general corporate requirements, which include reducing existing commercial paper borrowings, financing capital additions and share repurchases, and funding future business acquisitions and working capital requirements.

As of December 31, 2001, the Corporation maintained short-term and long-term committed credit facilities with a syndicate of banks in the amount of $400 million which could be borrowed directly or used to support the issuance of commercial paper. The Corporation may increase the credit facilities to $1.0 billion with the concurrence of the banks. In November 2001, the short-term credit facility agreement was amended and restated with a credit limit of $200 million expiring in November 2002, and the long-term committed credit facility agreement was amended and restated with a $200 million credit limit expiring in November 2006. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions. The Corporation also had lines of credit with domestic and international commercial banks of $21.7 million and $27.5 million as of December 31, 2001 and 2000, respectively.

The Corporation negotiated a settlement with the Internal Revenue Service ("IRS") of its Corporate Owned Life Insurance ("COLI") program effective October 1, 2001. The resulting Closing Agreement with the IRS limited the COLI interest expense deductions for all applicable tax years and resulted in the surrender of all insurance policies, thereby ending the COLI program. The settlement is a complete resolution of all federal and state tax aspects of this program.

Cash Flow Activities

Over the past three years, cash from operating activities provided approximately $1.4 billion. Over this period, cash used by or provided from accounts receivable and inventories has tended to fluctuate as a result of sales during December and inventory management practices. Cash provided from inventories was principally associated with a reduction of raw material inventories in December 2001 as part of the Corporation's business realignment initiatives. The change in cash required for or provided from other assets and liabilities between the years was primarily related to hedging transactions, the timing of payments for accrued liabilities, including income taxes, and variations in the funded status of pension plans.

Investing activities included capital additions, capitalized software additions, business acquisitions and divestitures. Capital additions during the past three years included the purchase of manufacturing equipment, and expansion and modernization of existing facilities. Capitalized software additions over the past three years were associated primarily with the implementation of an enterprise-wide integrated information system and ongoing enhancement of information systems.

In July 2001, the Corporation's Brazilian subsidiary, Hershey do Brasil, acquired the chocolate and confectionery business of Visagis for $17.1 million. In September 2001, the Luden's throat drops business was sold for $59.9 million in cash. The acquisition of Nabisco's mint and gum businesses for $135.0 million was completed in 2000 and the Corporation's pasta business was sold for $450.0 million in 1999.

Financing activities included debt borrowings and repayments, payments of dividends, the exercise of stock options, incentive plan transactions, and the repurchase of Common Stock. During the past three years, short-term borrowings in the form of commercial paper or bank borrowings were used to purchase Nabisco's mint and gum businesses, fund seasonal working capital requirements, and finance share repurchase programs. During the past three years, a total of 8,439,518 shares of Common Stock have been repurchased for $458.3 million, including 1,579,779 shares purchased from the Milton Hershey School Trust for $100.0 million. Cash used for incentive plan transactions of $116.2 million during the past three years was partially offset by cash received from the exercise of stock options of $73.5 million. Cash used by incentive plan transactions reflected purchases of the Corporation's Common Stock in the open market to replace treasury stock issued for stock options exercises.

ACCOUNTING POLICIES AND MARKET RISKS ASSOCIATED WITH DERIVATIVE INSTRUMENTS

The Corporation utilizes certain derivative instruments, from time to time, including interest rate swaps, foreign currency forward exchange contracts and commodities futures contracts, to manage interest rate, currency exchange rate and commodity market price risk exposures. Interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. Commodities futures contracts are entered into for varying periods and are intended to be and are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. The Corporation does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features. In entering into these contracts, the Corporation has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any losses as a result of counterparty defaults.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). Subsequently, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133" and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as amended, requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

SFAS No. 133, as amended, provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. All derivative instruments currently utilized by the Corporation, including interest rate swaps, foreign exchange contracts and commodities futures contracts, are designated and accounted for as cash flow hedges. The Corporation adopted SFAS No. 133, as amended, as of January 1, 2001. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 5, Derivative Instruments and Hedging Activities.

The information below summarizes the Corporation's market risks associated with long-term debt and derivative instruments outstanding as of December 31, 2001. This information should be read in conjunction with Note 1, Note 5 and Note 7 to the Consolidated Financial Statements.

Long-Term Debt

The table below presents the principal cash flows and related interest rates by maturity date for long-term debt, including the current portion, as of December 31, 2001. The fair value of long-term debt was determined based upon quoted market prices for the same or similar debt issues.

	Maturity Date
	(In thousands of dollars except for rates)
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Long-term Debt	$921	$17,133	$136	$202,139	$142	$657,422	$877,893	$957,754
Fixed Rate	2.0%	3.4%	2.0%	6.7%	2.0%	7.3%	7.1%

Interest Rate Swaps

In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swap agreements. In February 2001, the Corporation entered into interest rate swap agreements that effectively convert interest-rate-contingent rental payments on certain operating leases from a variable to a fixed rate of 6.1%. As of December 31, 2001, the fair value of interest rate swap agreements was a liability of $2.7 million. The potential loss in fair value of interest rate swaps resulting from a hypothetical near-term adverse change in market rates of ten percent was not material as of December 31, 2001.

Foreign Exchange Contracts

The Corporation enters into foreign exchange forward contracts to hedge transactions primarily related to firm commitments to purchase equipment, certain raw materials and finished goods denominated in foreign currencies and to hedge payment of intercompany transactions with its non-domestic subsidiaries. These contracts reduce currency risk from exchange rate movements. Foreign currency price risks are hedged generally for periods from 3 to 24 months.

Foreign exchange forward contracts are intended to be and are effective as hedges of firm, identifiable, foreign currency commitments. Prior to January 1, 2001, the Corporation accounted for foreign exchange forward contracts in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," and accordingly, gains and losses were deferred and accounted for as part of the underlying transactions.

As of January 1, 2001, the Corporation accounted for foreign exchange forward contracts under SFAS No. 133, as amended. Foreign exchange forward contracts are designated as cash flow hedging derivatives and the fair value of such contracts is recorded on the Consolidated Balance Sheets as either an asset or liability. Gains and losses on these contracts are recorded as a component of other comprehensive income and are reclassified into earnings in the same period during which the hedged transaction affects earnings.

As of December 31, 2001, the Corporation had foreign exchange forward contracts maturing primarily in 2002 and 2003 to purchase $24.3 million in foreign currency, primarily British sterling and euros, and to sell $12.2 million in foreign currency, primarily Japanese yen, at contracted forward rates.

As of December 31, 2000, the Corporation had foreign exchange forward contracts maturing in 2001 and 2002 to purchase $36.3 million in foreign currency, primarily British sterling and euros, and to sell $11.5 million in foreign currency, primarily Japanese yen, at contracted forward rates.

The fair value of foreign exchange forward contracts was estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences. As of December 31, 2001 and 2000, the fair value of foreign exchange forward contracts approximated the contract value. The potential loss in fair value of foreign exchange forward contracts resulting from a hypothetical near-term adverse change in market rates of ten percent was not material as of December 31, 2001 and 2000.

Commodity Price Risk Management

The Corporation's most significant raw material requirements include cocoa, sugar, milk, peanuts and almonds. The Corporation attempts to minimize the effect of future price fluctuations related to the purchase of these raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 3 to 24 months. With regard to cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products, price risks are also managed by entering into futures contracts. At the present time, active futures contracts are not available for use in pricing the Corporation's other major raw material requirements. Futures contracts are used in combination with forward purchasing of cocoa, sugar, corn sweetener, natural gas and certain dairy product requirements principally to take advantage of market fluctuations which provide more favorable pricing opportunities and flexibility in sourcing these raw materials and energy requirements. Fuel oil futures contracts are used to minimize price fluctuations associated with the Corporation's transportation costs. The Corporation's commodity procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

The cost of cocoa beans and the prices for the related commodity futures contracts historically have been subject to wide fluctuations attributable to a variety of factors, including the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates, political unrest in producing countries and speculative influences. Cocoa prices in 2001 rebounded from the historical lows established at the end of 2000. Less favorable climatic conditions combined with a recovery in demand, particularly in Eastern Europe, resulted in a decrease of world stocks of cocoa. During 2002, a continued reduction in available cocoa stocks could result in future price increases. The Corporation's costs during 2002 will not necessarily reflect market price fluctuations because of its forward purchasing practices, premiums and discounts reflective of relative values, varying delivery times, and supply and demand for specific varieties and grades of cocoa beans.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Corporation enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Prior to January 1, 2001, accounting for commodities futures contracts was in accordance with Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts." Futures contracts met the hedge criteria and were accounted for as hedges. Accordingly, gains and losses were deferred and recognized in cost of sales as part of the product cost.

Exchange traded futures contracts are used to fix the price of physical forward purchase contracts. Cash transfers reflecting changes in the value of futures contracts (unrealized gains and losses) are made on a daily basis and prior to January 1, 2001, were included in prepaid expenses and other current assets or accrued liabilities on the Consolidated Balance Sheets. As of January 1, 2001, the Corporation accounted for commodities futures contracts under SFAS No. 133, as amended, and accordingly, cash transfers are reported as a component of other comprehensive income. Such cash transfers will be offset by higher or lower cash requirements for payment of invoice prices of raw materials, energy requirements and transportation costs in the future. Futures being held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated purchases.

The following sensitivity analysis reflects the market risk of the Corporation to a hypothetical adverse market price movement of ten percent, based on the Corporation's net commodity positions at four dates spaced equally throughout the year. The Corporation's net commodity positions consist of the excess of futures contracts held over unpriced physical forward contracts for the same commodities, relating to cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products. Inventories, priced forward contracts and estimated anticipated purchases not yet contracted for were not included in the sensitivity analysis calculations. A loss is defined, for purposes of determining market risk, as the potential decrease in fair value or the opportunity cost resulting from the hypothetical adverse price movement. The fair values of net commodity positions were based upon quoted market prices or estimated future prices including estimated carrying costs corresponding with the future delivery period.

For the years ended December 31,	2001		2000

In millions of dollars	Fair Value	Market Risk (Hypothetical 10% Change)	Fair Value	Market Risk (Hypothetical 10% Change)

Highest long position	$(15.1)	$1.5	$77.6	$7.8
Lowest long position	(96.9)	9.7	(28.3)	2.8
Average position (long)	(46.7)	4.7	30.3	3.0

The decrease in fair values from 2000 to 2001 primarily reflected a decrease in net commodity positions in 2001. The negative positions primarily resulted as commodities futures required to fix the price of unpriced physical forward contracts exceeded the amount of commodities futures being held at certain points in time during the year.

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

USE OF ESTIMATES AND OTHER CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period. Significant accounting policies employed by the Corporation, including the use of estimates, are presented in the Notes to Consolidated Financial Statements.

Critical accounting policies are those that are most important to the portrayal of the Corporation's financial condition and results of operations, and require management's most difficult, subjective or complex judgements, as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Corporation's most critical accounting policies, discussed below, pertain to accounts receivable—trade, accrued liabilities, and pension and other post-retirement benefit plans. Actual results could differ from estimates used in employing the critical accounting policies, although the Corporation does not believe that any differences would materially affect its financial condition or results of operations.

Accounts Receivable—Trade

In the normal course of business, the Corporation extends credit to customers that satisfy pre-defined credit criteria. The Corporation believes that it has little concentration of credit risk due to the diversity of its customer base. Accounts Receivable—Trade, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historical trends and an evaluation of the impact of current and projected economic conditions. An allowance for discounts is based on historical experience with regard to the timing of customer payments that qualify for cash discounts in accordance with the Corporation's payment terms.

Accrued Liabilities

Accrued liabilities requiring the most difficult or subjective judgments include liabilities associated with marketing promotion programs and potentially unsaleable products. An accrued liability for marketing promotions is determined through analysis of historical trends regarding customer and consumer participation in such programs, the related costs, sales and payment trends, and experience with payment patterns associated with similar programs that had been previously offered. Consideration is also given to the impact of future changes in the Corporation's sales and marketing programs, including the introduction of new products, along with the impact of projected economic conditions.

Costs associated with the possible return of unsaleable products are included as a reduction to net sales as part of the provision for returns, discounts and allowances. An accrued liability is determined using statistical analysis that incorporates historical sales trends, seasonal timing and sales patterns, and product movement at retail.

Pension and Other Post-Retirement Benefit Plans

The Corporation's policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 and federal income tax laws, respectively. Non-domestic pension liabilities are funded in accordance with applicable local laws and regulations. Plan assets are invested in a broadly diversified portfolio consisting primarily of domestic and international common stocks and fixed income securities. Short-term and long-term liabilities associated with benefit plans are primarily determined based on actuarial calculations. These calculations are made considering payroll and employee data, including age and years of service, along with actuarial assumptions at the date of the financial statements. The Corporation takes into consideration long-term projections with regard to economic conditions, including interest rates, return on assets and the rate of increase in compensation levels. With regard to liabilities associated with post-retirement benefit plans that provide health care and life insurance, the Corporation takes into consideration the long-term annual rate of increase in the per capita cost of the covered health care benefits.

MARKET PRICES AND DIVIDENDS

Cash dividends paid on the Corporation's Common Stock and Class B Stock were $154.8 million in 2001 and $144.9 million in 2000. The annual dividend rate on the Common Stock was $1.21 per share, an increase of 8% over the 2000 rate of $1.12 per share. The 2001 dividend represented the 27th consecutive year of Common Stock dividend increases.

On February 13, 2002, the Corporation's Board of Directors declared a quarterly dividend of $.3025 per share of Common Stock payable on March 15, 2002, to stockholders of record as of February 25, 2002. It is the Corporation's 289th consecutive Common Stock dividend. A quarterly dividend of $.2725 per share of Class B Stock also was declared.

Hershey Foods Corporation's Common Stock is listed and traded principally on the New York Stock Exchange ("NYSE") under the ticker symbol "HSY." Approximately 126.7 million shares of the Corporation's Common Stock were traded during 2001. The Class B Stock is not publicly traded.

The closing price of the Common Stock on December 31, 2001, was $67.70. There were 40,311 stockholders of record of the Common Stock and the Class B Stock as of December 31, 2001.

The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:
	Dividends Paid Per Share		Common Stock Price Range*
	Common Stock	Class B Stock	High	Low
2001
1st Quarter	$.2800	$.2525	$70.15	$55.13
2nd Quarter	.2800	.2525	69.58	58.55
3rd Quarter	.3025	.2725	66.45	58.70
4th Quarter	.3025	.2725	68.62	60.40
Total	$1.1650	$1.0500
2000
1st Quarter	$.2600	$.2350	$50.69	$37.75
2nd Quarter	.2600	.2350	55.81	45.00
3rd Quarter	.2800	.2525	54.69	41.56
4th Quarter	.2800	.2525	66.44	48.44
Total	$1.0800	$.9750

*  NYSE-Composite Quotations for Common Stock by calendar quarter.

RETURN MEASURES

Operating Return on Average Stockholders' Equity

The Corporation's operating return on average stockholders' equity was 32.5% in 2001. Over the most recent six-year period, the return has ranged from 27.5% in 1996 to 36.0% in 1998. For the purpose of calculating operating return on average stockholders' equity, earnings is defined as net income, excluding the after-tax gain on the sale of the Luden's throat drops business and the after-tax effect of the business realignment initiatives in 2001, and the after-tax gain on the sale of the pasta business in 1999.

Operating Return on Average Invested Capital

The Corporation's operating return on average invested capital was 18.1% in 2001. Over the most recent six-year period, the return has ranged from 14.8% in 1999 to 18.1% in 2001. Average invested capital consists of the annual average of beginning and ending balances of long-term debt, deferred income taxes and stockholders' equity. For the purpose of calculating operating return on average invested capital, earnings is defined as net income, excluding the after-tax gain on the sale of the Luden's throat drops business and the after-tax effect of the business realignment initiatives in 2001, the after-tax gain on the sale of the pasta business in 1999 and the after-tax effect of interest on long-term debt.

OUTLOOK

The outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially.

Going forward, the Corporation has set balanced and sustainable goals, including: three to four percent sales growth; gross margin expansion; nine to eleven percent growth in earnings per share; and continued market share gains.

The Corporation anticipates that the total U.S. confectionery market will grow at a rate of two to three percent in 2002. The Corporation intends to increase spending on marketing and selling programs compared to 2001, as the cost savings generated by the business realignment initiatives are invested substantially in enhanced brand building and selling capabilities. Annual savings of approximately $75 million to $80 million are anticipated when the business realignment initiatives are fully implemented, with less than half the estimated amount expected to be realized in 2002.

Variability of gross margin in future periods is affected by various factors, including raw material and logistics costs, manufacturing efficiencies and the mix of products sold in any period. The Corporation expects margin expansion in 2002, as the Corporation anticipates sales increases in more profitable product lines, improved operating efficiencies throughout the supply chain and the exit of certain under-performing businesses. In addition, commodity costs are anticipated to be relatively stable in 2002 as a result of the Corporation's forward purchasing and hedging practices.

The Corporation intends to achieve earnings per share growth of nine to eleven percent from sales volume increases in response to increased spending on marketing and selling capabilities, by expanding gross margin and by reducing administrative costs. As a result of the VWRP, the Corporation's salaried work force will be reduced by approximately 600 employees during 2002. The on-going effective income tax rate is projected to be consistent with 2001, excluding one-time items.

The Corporation expects strong cash flows from operating activities in 2002. Net cash provided from operating activities is expected to exceed cash requirements for capital additions, capitalized software additions and anticipated dividend payments.

The Emerging Issues Task Force ("EITF") of the FASB addressed several issues related to the income statement classification of certain sales incentives and marketing promotion programs (see Recent Accounting Pronouncements in Note 1 to the Consolidated Financial Statements). Reclassifications made in 2002 will not affect the Corporation's financial position or net income. These reclassifications will reduce the Corporation's gross profit and margin, while other percent of sales measures will increase.

The Corporation has not fully assessed the potential impact of the adoption of SFAS No. 142 (see Recent Accounting Pronouncements in Note 1 to the Consolidated Financial Statements). However, it is estimated that earnings per share-diluted will increase by approximately $.10 in 2002 as substantially all amortization of goodwill and other intangible assets will be eliminated. The Corporation's growth goal for earnings per share of nine to eleven percent does not include the impact of changes to accounting methods to be implemented in 2002.

Safe Harbor Statement

The nature of the Corporation's operations and the environment in which it operates subject it to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Corporation notes the following factors which, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. Many of the forward-looking statements contained in this document may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential," among others. Factors which could cause results to differ include, but are not limited to: changes in the confectionery and grocery business environment, including actions of competitors and changes in consumer preferences; changes in governmental laws and regulations, including taxes; market demand for new and existing products; changes in raw material and other costs; and the Corporation's ability to implement improvements to and reduce costs associated with the Corporation's distribution operations; pension cost factors, such as actuarial assumptions and employee retirement decisions; and the Corporation's ability to sell certain assets at targeted values.

HERSHEY FOODS CORPORATION CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,	2001	2000	1999

In thousands of dollars except per share amounts
Net Sales	$4,557,241	$4,220,976	$3,970,924
Costs and Expenses:
Cost of sales	2,665,566	2,471,151	2,354,724
Selling, marketing and administrative	1,269,964	1,127,175	1,057,840
Business realignment and asset impairments	228,314	—	—
Gain on sale of business	(19,237)	—	(243,785)
Total costs and expenses	4,144,607	3,598,326	3,168,779
Income before Interest and Income Taxes	412,634	622,650	802,145
Interest expense, net	69,093	76,011	74,271
Income before Income Taxes	343,541	546,639	727,874
Provision for income taxes	136,385	212,096	267,564
Net Income	$207,156	$ 334,543	$ 460,310
Net Income Per Share—Basic	$1.52	$ 2.44	$ 3.29
Net Income Per Share—Diluted	$1.50	$ 2.42	$ 3.26
Cash Dividends Paid Per Share:
Common Stock	$1.165	$ 1.08	$ 1.00
Class B Common Stock	1.050	.975	.905
The notes to consolidated financial statements are an integral part of these statements. A-16

HERSHEY FOODS CORPORATION CONSOLIDATED BALANCE SHEETS

December 31,	2001	2000

In thousands of dollars
ASSETS
Current Assets:
Cash and cash equivalents	$134,147	$31,969
Accounts receivable—trade	361,726	379,680
Inventories	512,134	605,173
Deferred income taxes	96,939	76,136
Prepaid expenses and other	62,595	202,390
Total current assets	1,167,541	1,295,348
Property, Plant and Equipment, Net	1,534,901	1,585,388
Intangibles Resulting from Business Acquisitions, Net	429,128	474,448
Other Assets	115,860	92,580
Total assets	$3,247,430	$3,447,764
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$133,049	$149,232
Accrued liabilities	462,901	358,067
Accrued income taxes	2,568	1,479
Short-term debt	7,005	257,594
Current portion of long-term debt	921	529
Total current liabilities	606,444	766,901
Long-term Debt	876,972	877,654
Other Long-term Liabilities	361,041	327,674
Deferred Income Taxes	255,769	300,499
Total liabilities	2,100,226	2,272,728
Stockholders' Equity:
Preferred Stock, shares issued: none in 2001 and 2000	—	—
Common Stock, shares issued: 149,517,064 in 2001 and 149,509,014 in 2000	149,516	149,508
Class B Common Stock, shares issued: 30,433,808 in 2001 and 30,441,858 in 2000	30,434	30,442
Additional paid-in capital	3,263	13,124
Unearned ESOP compensation	(15,967)	(19,161)
Retained earnings	2,755,333	2,702,927
Treasury—Common Stock shares, at cost: 44,311,870 in 2001 and 43,669,284 in 2000	(1,689,243)	(1,645,088)
Accumulated other comprehensive loss	(86,132)	(56,716)
Total stockholders' equity	1,147,204	1,175,036
Total liabilities and stockholders' equity	$3,247,430	$3,447,764
The notes to consolidated financial statements are an integral part of these balance sheets. A-17

HERSHEY FOODS CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	2001	2000	1999

In thousands of dollars
Cash Flows Provided from (Used by) Operating Activities
Net income	$207,156	$334,543	$460,310
Adjustments to reconcile net income to net cash provided from operations:
Depreciation and amortization	190,494	175,964	163,308
Deferred income taxes	(49,342)	(16,400)	(8,336)
Gain on sale of business, net of tax of $18,134 and $78,769 in 2001 and 1999, respectively	(1,103)	—	(165,016)
Business realignment initiatives	171,852	—	—
Asset impairment write-downs	53,100	—	—
Changes in assets and liabilities, net of effects from business acquisitions and divestitures:
Accounts receivable—trade	17,954	(26,930)	77,918
Inventories	94,405	28,029	(136,535)
Accounts payable	(16,183)	7,280	(8,742)
Other assets and liabilities	38,072	(90,277)	(64,704)
Net Cash Provided from Operating Activities	706,405	412,209	318,203
Cash Flows Provided from (Used by) Investing Activities
Capital additions	(160,105)	(138,333)	(115,448)
Capitalized software additions	(9,845)	(4,686)	(25,394)
Business acquisitions	(17,079)	(135,000)	—
Proceeds from divestitures	59,900	—	450,000
Other, net	3,142	6,206	23,006
Net Cash (Used by) Provided from Investing Activities	(123,987)	(271,813)	332,164
Cash Flows Provided from (Used by) Financing Activities
Net change in short-term borrowings	(250,589)	48,428	(136,742)
Long-term borrowings	379	187	1,696
Repayment of long-term debt	(826)	(2,815)	(393)
Cash dividends paid	(154,750)	(144,891)	(136,728)
Exercise of stock options	30,210	24,376	18,878
Incentive plan transactions	(64,342)	(51,859)	—
Repurchase of Common Stock	(40,322)	(99,931)	(318,024)
Net Cash (Used by) Financing Activities	(480,240)	(226,505)	(571,313)
Increase (Decrease) in Cash and Cash Equivalents	102,178	(86,109)	79,054
Cash and Cash Equivalents as of January 1	31,969	118,078	39,024
Cash and Cash Equivalents as of December 31	$134,147	$31,969	$118,078
Interest Paid	$72,043	$81,465	$77,049
Income Taxes Paid	171,362	299,104	218,665
The notes to consolidated financial statements are an integral part of these statements. A-18

HERSHEY FOODS CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Class B Common Stock	Additional Paid-in Capital	Unearned ESOP Compensation	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity

In thousands of dollars
Balance as of January 1, 1999	$—	$ 149,503	$ 30,447	$ 29,995	$ (25,548)	$ 2,189,693	$ (1,267,422)	$ (64,367)	$ 1,042,301
Net income						460,310			460,310
Other comprehensive income								14,752	14,752
Comprehensive income									475,062
Dividends:
Common Stock, $1.00 per share						(109,175)			(109,175)
Class B Common Stock, $.905 per share						(27,553)			(27,553)
Conversion of Class B Common Stock into Common Stock		4	(4)						—
Incentive plan transactions				2					2
Exercise of stock options				(458)			32,738		32,280
Employee stock ownership trust/benefits transactions				540	3,194				3,734
Repurchase of Common Stock							(318,024)		(318,024)
Balance as of December 31, 1999	—	149,507	30,443	30,079	(22,354)	2,513,275	(1,552,708)	(49,615)	1,098,627
Net income						334,543			334,543
Other comprehensive (loss)								(7,101)	(7,101)
Comprehensive income									327,442
Dividends:
Common Stock, $1.08 per share						(115,209)			(115,209)
Class B Common Stock, $.975 per share						(29,682)			(29,682)
Conversion of Class B Common Stock into Common Stock		1	(1)						—
Incentive plan transactions				(426)					(426)
Exercise of stock options				(16,728)			7,551		(9,177)
Employee stock ownership trust/benefits transactions				199	3,193				3,392
Repurchase of Common Stock							(99,931)		(99,931)
Balance as of December 31, 2000	—	149,508	30,442	13,124	(19,161)	2,702,927	(1,645,088)	(56,716)	1,175,036
Net income						207,156			207,156
Other comprehensive (loss)								(29,416)	(29,416)
Comprehensive income									177,740
Dividends:
Common Stock, $1.165 per share						(122,790)			(122,790)
Class B Common Stock, $1.05 per share						(31,960)			(31,960)
Conversion of Class B Common Stock into Common Stock		8	(8)						—
Incentive plan transactions				1,062					1,062
Exercise of stock options				(11,863)			(3,833)		(15,696)
Employee stock ownership trust/benefits transactions				940	3,194				4,134
Repurchase of Common Stock							(40,322)		(40,322)
Balance as of December 31, 2001	$ —	$ 149,516	$ 30,434	$ 3,263	$ (15,967)	$ 2,755,333	$ (1,689,243)	$ (86,132)	$ 1,147,204
The notes to consolidated financial statements are an integral part of these statements. A-19

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

Revenue Recognition

The Corporation records sales when all of the following criteria have been met: a valid customer order with a fixed price has been received; a delivery appointment with the customer has been made; the product has been shipped in accordance with the delivery appointment and the required lead time; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured.

Cash Equivalents

Cash equivalents consist of highly liquid debt instruments, time deposits and money market funds with original maturities of three months or less. The fair value of cash and cash equivalents approximates the carrying amount.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Corporation enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Prior to January 1, 2001, accounting for commodities futures contracts was in accordance with Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts." Futures contracts met the hedge criteria and were accounted for as hedges. Accordingly, gains and losses were deferred and recognized in cost of sales as part of the product cost.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). Subsequently, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133" and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as amended, requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Corporation adopted SFAS No. 133, as amended, as of January 1, 2001. SFAS No. 133, as amended, provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. All derivative instruments currently utilized by the Corporation, including commodities futures contracts, are designated and accounted for as cash flow hedges. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 5, Derivative Instruments and Hedging Activities.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows: 3 to 15 years for machinery and equipment; and 25 to 40 years for buildings and related improvements. Maintenance and repair expenditures are charged to expense as incurred. Applicable interest charges incurred during the construction of new facilities and production lines are capitalized as one of the elements of cost and are amortized over the assets' estimated useful lives.

Intangibles Resulting from Business Acquisitions

Intangible assets resulting from business acquisitions principally consist of the excess of the acquisition cost over the fair value of the net assets of businesses acquired (goodwill). Goodwill was $388.7 million and $431.8 million as of December 31, 2001 and 2000, respectively. The decrease in goodwill primarily reflected the disposition of the Luden's throat drops business in September 2001 and the impact of product line rationalization decisions, including the planned sale of certain businesses, as part of the Corporation's business realignment initiatives recorded in the fourth quarter of 2001. Goodwill is amortized on a straight-line basis over 40 years. Other intangible assets were $40.4 million and $42.6 million as of December 31, 2001 and 2000, respectively. Other intangible assets are amortized on a straight-line basis over the assets' estimated useful lives, up to 40 years. The Corporation periodically evaluates whether events or circumstances have occurred indicating that the carrying amount of goodwill and other intangible assets may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Corporation uses an estimate of the acquired business' undiscounted future cash flows compared to the related carrying amount of net assets, including goodwill, to determine if an impairment loss should be recognized. When factors indicate that other intangible assets should be evaluated for possible impairment, the Corporation uses an estimate of the associated undiscounted future cash flows compared to the related carrying amount of assets to determine if an impairment loss should be recognized.

Accumulated amortization of intangible assets resulting from business acquisitions was $131.0 million and $135.5 million as of December 31, 2001 and 2000, respectively.

Comprehensive Income

Comprehensive income (loss) is reported on the Consolidated Statements of Stockholders' Equity and accumulated other comprehensive loss is reported on the Consolidated Balance Sheets. Additional information regarding comprehensive income is contained in Note 6, Comprehensive Income.

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

The Corporation adopted SFAS No. 133, as amended, as of January 1, 2001. Accordingly, gains and losses on cash flow hedging derivatives, to the extent effective, are included in other comprehensive income (loss) and reclassification adjustments are recorded as such gains and losses are ratably recorded in income in the same period as the hedged items affect earnings. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 5, Derivative Instruments and Hedging Activities.

Foreign Exchange Contracts

The Corporation enters into foreign exchange forward contracts to hedge transactions primarily related to firm commitments to purchase equipment, certain raw materials and finished goods denominated in foreign currencies, and to hedge payment of intercompany transactions with its subsidiaries outside the United States. These contracts reduce currency risk from exchange rate movements.

Foreign exchange forward contracts are intended to be and are effective as hedges of firm, identifiable, foreign currency commitments. Prior to January 1, 2001, the Corporation accounted for foreign exchange forward contracts in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," and accordingly, gains and losses were deferred and accounted for as part of the underlying transactions. The Corporation adopted SFAS No. 133, as amended, as of January 1, 2001. Foreign exchange forward contracts are designated as cash flow hedging derivatives and the fair value of such contracts is recorded on the Consolidated Balance Sheets as either an asset or liability. Gains and losses on these contracts are recorded as a component of other comprehensive income and are reclassified into earnings in the same period during which the hedged transaction affects earnings. Additional information with regard to accounting policies for derivative instruments, including foreign exchange forward contracts, is contained in Note 5, Derivative Instruments and Hedging Activities.

License Agreements

The Corporation has entered into license agreements under which it has access to certain trademarks and proprietary technology, and manufactures and/or markets and distributes certain products. The rights under these agreements are extendible on a long-term basis at the Corporation's option subject to certain conditions, including minimum sales levels, which the Corporation has met. License fees and royalties, payable under the terms of the agreements, are expensed as incurred and included in selling, marketing and administrative expenses.

Research and Development

The Corporation expenses research and development costs as incurred. Research and development expense was $26.5 million, $25.4 million and $26.7 million in 2001, 2000 and 1999, respectively.

Advertising

The Corporation expenses advertising costs as incurred. Advertising expense was $193.3 million, $161.6 million and $164.9 million in 2001, 2000 and 1999, respectively. Prepaid advertising as of December 31, 2001 and 2000, was $4.0 million and $7.0 million, respectively.

Computer Software

The Corporation capitalizes certain costs of computer software developed or obtained for internal use. The unamortized amount of capitalized software as of December 31, 2001 and 2000, was

$51.6 million and $66.2 million, respectively. Software assets are classified as other non-current assets and are amortized over periods up to five years. Accumulated amortization of capitalized software was $56.9 million and $35.7 million as of December 31, 2001 and 2000, respectively.

Recent Accounting Pronouncements

The Emerging Issues Task Force ("EITF") of the FASB addressed several issues related to the income statement classification of certain sales incentives and marketing promotion programs. Consensuses reached on EITF Issue No. 00-14, "Accounting for Coupons, Rebates and Discounts," and EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer," require that certain consumer and trade promotion expenses, such as consumer coupon redemption expense, off-invoice allowances and various marketing performance funds currently reported in selling, marketing and administrative expense be recorded as a reduction of net sales. These reclassifications are effective for the quarter ending March 31, 2002 and were $423.0 million, $400.6 million and $359.1 million in 2001, 2000 and 1999, respectively. These changes will not affect the Corporation's financial position or net income. Upon adoption, prior period amounts will be reclassified to conform with the new requirements.

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 changes the accounting for business combinations, requiring that all business combinations be accounted for using the purchase method and that intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 specifies the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001.

SFAS No. 142 requires that the useful lives of intangible assets acquired on or before June 30, 2001 be reassessed and the remaining amortization periods adjusted accordingly. Previously recognized intangible assets deemed to have indefinite lives shall be tested for impairment. Goodwill recognized on or before June 30, 2001, shall be assigned to one or more reporting units and shall be tested for impairment as of the beginning of the fiscal year in which SFAS No. 142 is initially applied in its entirety.

The adoption of SFAS No. 142 is effective for the Corporation as of January 1, 2002. The reassessment of intangible assets must be completed during the first quarter of 2002 and the assignment of goodwill to reporting units, along with completion of the first step of the transitional goodwill impairment tests, must be completed during the first six months of 2002. The majority of the intangible assets and goodwill recognized prior to July 1, 2001 will no longer be amortized effective January 1, 2002. Total amortization of intangible assets and goodwill for the years ended December 31, 2001, 2000 and 1999 was $15.3 million, $14.7 million and $15.0 million, respectively.

2.    ACQUISITIONS AND DIVESTITURES

In July 2001, the Corporation's Brazilian subsidiary, Hershey do Brasil, acquired the chocolate and confectionery business of Visagis for $17.1 million. This business had sales of approximately $20 million in 2000. Included in the acquisition were the IO-IO brand of hazelnut creme items and the chocolate and confectionery products sold under the Visconti brand. Also included in the purchase were a manufacturing plant and confectionery equipment in Sao Roque, Brazil.

In December 2000, the Corporation completed the purchase of the intense and breath freshener mints and gum businesses of Nabisco, Inc. ("Nabisco"). The Corporation paid $135.0 million to acquire the businesses, including Ice Breakers and Breath Savers Cool Blasts intense mints, Breath Savers mints, and Ice Breakers, Carefree, Stick*Free, Bubble Yum and Fruit Stripe gums. Also included in the purchase were manufacturing machinery and equipment and a gum-manufacturing plant in Las Piedras, Puerto Rico. These businesses had sales of approximately $270 million in 1999.

In accordance with the purchase method of accounting, the purchase prices of the acquisitions were allocated to the underlying assets and liabilities at the dates of acquisition based on their estimated respective fair values. Total liabilities assumed were $31.0 million. Results subsequent to the dates of acquisition were included in the consolidated financial statements. Had the results of the acquisitions been included in the consolidated results for 2000 and 1999, the effect would not have been material.

In September 2001, the Corporation completed the sale of the Luden's throat drops business to Pharmacia Consumer Healthcare, a unit of Pharmacia Corporation. Included in the sale were the trademarks and manufacturing equipment for the throat drops business. Under a supply agreement with Pharmacia, the Corporation agreed to manufacture Luden's throat drops for up to 19 months after the date of sale. Under a separate services agreement, the Corporation agreed to continue to sell, warehouse and distribute Luden's throat drops through March 2002. In the third quarter of 2001, the Corporation received cash proceeds of $59.9 million and recorded a gain of $19.2 million before tax, $1.1 million or $.01 per share-diluted after tax, as a result of the transaction. A higher gain for tax purposes reflected the low tax basis of the intangible assets included in the sale, resulting in taxes on the gain of $18.1 million. Net sales for the Luden's throat drops business were $10.2 million, $24.8 million and $29.7 million in 2001, 2000 and 1999, respectively.

In January 1999, the Corporation completed the sale of a 94% majority interest of its U.S. pasta business to New World Pasta, LLC. The transaction included the American Beauty, Ideal by San Giorgio, Light `n Fluffy, Mrs. Weiss, P&R, Ronzoni, San Giorgio and Skinner pasta brands, along with six manufacturing plants. In the first quarter of 1999, the Corporation received cash proceeds of $450.0 million, retained a 6% minority interest and recorded a gain of approximately $243.8 million before tax, $165.0 million or $1.17 per share-diluted after tax, as a result of the transaction. Net sales for the pasta business were $29.3 million and net income was $1.5 million in 1999.

3.    BUSINESS REALIGNMENT INITIATIVES

In late October 2001, the Corporation's Board of Directors approved a plan to improve the efficiency and profitability of the Corporation's operations. The plan included asset management improvements, product line rationalization, supply chain efficiency improvements and a voluntary work force reduction program. The major components of the plan will be completed by the fourth quarter of 2002.

During the fourth quarter of 2001, a charge to cost of sales and a business realignment and asset impairment charge were recorded totaling $278.4 million before tax ($171.9 million after tax or $1.25 per share-diluted). The total charges included a charge to cost of sales of $50.1 million associated with raw material inventory reductions and a business realignment and asset impairment charge of $228.3 million (collectively, "the business realignment initiatives"). Components of the $228.3 million pre-tax charge included $5.3 million relating to asset management improvements, $28.3 million relating to product line rationalization, $46.0 million relating to supply chain efficiency improvements and $148.7 million relating to a voluntary work force reduction program. These initiatives are expected to generate $75 million to $80 million of annual savings when fully implemented, with less than half the estimated amount expected to be realized in 2002. Additional charges totaling approximately $31.6 million before tax, or $.14 per share-diluted, are expected to be recorded in 2002, as incurred, primarily related to pension settlement costs resulting from the voluntary work force reduction program and expenses associated with the relocation of manufacturing equipment.

Asset Management Improvements

The charge to cost of sales of $50.1 million was a result of decisions to outsource the manufacture of certain ingredients and to significantly reduce the inventory levels of certain raw materials,

primarily cocoa beans and cocoa butter. Also included in the charge was the impact of a decision to reduce raw material inventory levels for almonds and peanuts. The Corporation sold raw material inventories and delayed raw material deliveries during the fourth quarter. A pre-tax charge of $5.3 million was also recorded in the fourth quarter of 2001 as part of the pre-tax business realignment and asset impairments charge. This charge reflected the write-off of manufacturing machinery and equipment as a result of the ingredients manufacturing outsourcing.

Product Line Rationalization

Product line rationalization plans include the sale or exit of certain businesses, the discontinuance of certain non-chocolate confectionery products and the realignment of the Corporation's domestic and international sales organizations. The estimated loss on the sale or exit of these businesses was $26.4 million as of December 31, 2001, net of estimated sales proceeds. Net sales associated with these businesses were approximately $38.0 million, $43.1 million and $45.3 million in 2001, 2000 and 1999, respectively. Costs associated with the realignment of the sales organizations totaled $1.9 million, primarily related to sales office closings and terminating the use of certain sales brokers.

Supply Chain Efficiency Improvements

To improve supply chain efficiency and profitability, three manufacturing facilities, a distribution center and certain other facilities will be closed. A net pre-tax charge of $46.0 million was recorded in the fourth quarter of 2001 relating to the closure of these facilities. A manufacturing facility in Denver, Colorado will be closed, with manufacturing equipment and machinery to be sold or relocated for production at a contract manufacturer. The Denver, Colorado plant principally manufactures Jolly Rancher hard candy. A manufacturing facility in Pennsburg, Pennsylvania will also be closed and the production of POT OF GOLD chocolates will be moved to another manufacturing plant. Finally, a small manufacturing and packaging facility located in Palmyra, Pennsylvania, as well as a distribution center and certain minor facilities located in Oakdale, California will be closed. The closure of these facilities is expected to result in the termination of approximately 750 employees, with total involuntary employee termination benefits of approximately $5.0 million.

Voluntary Work Force Reduction Program

In October 2001, the Corporation offered a voluntary work force reduction program ("VWRP") to certain eligible employees in the United States, Canada and Puerto Rico in order to reduce staffing levels and improve profitability. The VWRP consisted of an early retirement program and an enhanced mutual separation program. The early retirement program was offered to approximately 1,200 eligible salaried employees who were born prior to January 1, 1954 and were employed by the Corporation prior to January 1, 1999. The early retirement program provided enhanced pension, post-retirement and certain supplemental benefits. The enhanced mutual separation program provided increased severance and temporary medical benefits. The Corporation expects that the VWRP will provide a reduction of approximately 600 employees. Most employees accepting the VWRP will end their employment with the Corporation during the first quarter of 2002. A total pre-tax charge of $148.7 million was recorded in the fourth quarter of 2001 upon employee acceptance of the VWRP. The charge primarily reflected enhanced retirement and separation benefits.

4.    COMMITMENTS

Rent expense was $37.3 million, $40.8 million and $45.5 million for 2001, 2000 and 1999, respectively. Rent expense pertains to all operating leases, which were principally related to certain administrative buildings, warehouse and distribution facilities and transportation equipment.

The Corporation has entered into certain commitments for the purchase of raw materials. Purchase commitments primarily reflect forward contracts for the purchase of raw materials from third-party brokers and dealers.

The Corporation has entered into three off-balance sheet arrangements for the leasing of certain warehouse and distribution facilities. The operating lease arrangements are with special purpose trusts ("SPTs") whereby the Corporation leases warehouse and distribution facilities in Redlands, California; Atlanta, Georgia; and Hershey, Pennsylvania, as discussed below. The SPTs were formed to facilitate the acquisition and subsequent leasing of the facilities to the Corporation. The SPTs financed the acquisition of the facilities by issuing notes and equity certificates to independent third-party financial institutions. The independent third-party financial institutions who hold the equity certificates are owners of the SPTs. The Corporation's transactions with the SPTs are limited to the operating lease agreements and the associated rent expense is included in cost of sales in the Consolidated Statements of Income. The Corporation has not entered into any other arrangements involving special purpose entities.

The leases include substantial residual guarantees by the Corporation for the majority of the financing and options to purchase the facilities at original cost. If the Corporation were to exercise its options to purchase the three facilities at original cost at the end of the respective initial lease terms, the Corporation could purchase the facilities for a total of approximately $120.0 million, $79.9 million for the Pennsylvania and Georgia facilities in 2005, and $40.1 million for the California facility in 2007.

In December 2000, the Corporation entered into an operating lease agreement with the owner of the warehouse and distribution facility in Redlands, California. The lease term was approximately ten years, with occupancy to begin upon completion of the facility. The lease agreement contained an option for the Corporation to purchase the facility. In January 2002, the Corporation assigned its right to purchase the facility to an SPT that in turn purchased the completed facility and leased it to the Corporation under a new operating lease agreement. The lease term is five years, with up to four renewal periods of five years each with the consent of the lessor. The cost incurred by the SPT to acquire the facility, including land, was $40.1 million.

In October 2000, the Corporation entered into an operating lease agreement with an SPT for the leasing of a warehouse and distribution facility near Atlanta, Georgia. The lease term is five years, with up to four renewal periods of five years each with the consent of the lessor. The cost incurred by the SPT to acquire the facility, including land, was $18.2 million.

In July 1999, the Corporation entered into an operating lease agreement with an SPT for the construction and leasing of a warehouse and distribution facility located on land owned by the Corporation near Hershey, Pennsylvania. Under the agreement, the lessor paid construction costs totaling $61.7 million. The lease term is six years, including the one-year construction period, with up to four renewal periods of five years each with the consent of the lessor.

Future minimum rental payments under non-cancelable operating leases with a remaining term in excess of one year as of December 31, 2001, totaled $153.4 million (2002-$21.6 million; 2003-$21.3 million; 2004-$21.1 million; 2005-$21.0 million; 2006-$18.8 million; 2007 and beyond $49.6 million).

As of December 31, 2001, the Corporation had entered into purchase agreements with various suppliers. Subject to the Corporation's quality standards being met, the purchase commitments covered by these agreements aggregated approximately $743.1 million in 2002, $523.8 million in 2003, $303.8 million in 2004, $51.0 million in 2005, $3.3 million in 2006 and $8.8 million in 2007 and beyond.

5.    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Corporation adopted SFAS No. 133, as amended, as of January 1, 2001. SFAS No. 133, as amended, provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. All derivative instruments currently utilized by the Corporation are designated as cash flow hedges.

Objectives, Strategies and Accounting Policies Associated with Derivative Instruments

The Corporation utilizes certain derivative instruments, from time to time, including interest rate swaps, foreign currency forward exchange contracts and commodities futures contracts, to manage variability in cash flows associated with interest rate, currency exchange rate and commodity market price risk exposures. The interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. Commodities futures contracts are entered into for varying periods and are intended to be and are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. If it is probable that hedged forecasted transactions will not occur either by the end of the originally specified time period or within an additional two-month period of time, derivative gains and losses reported in accumulated other comprehensive loss on the Consolidated Balance Sheets are immediately reclassified into earnings. Gains and losses on terminated derivatives designated as hedges are accounted for as part of the originally hedged transaction. Gains and losses on derivatives designated as hedges of items that mature or are sold or terminated, are recognized in income in the same period as the originally hedged transaction was anticipated to affect earnings. The Corporation utilizes derivative instruments as cash flow hedges and does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Corporation has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any losses as a result of counterparty defaults.

Interest Rate Swaps

In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swap agreements. In February 2001, the Corporation entered into interest rate swap agreements that effectively convert interest-rate-contingent rental payments on certain operating leases from a variable to a fixed rate. Rental payments on operating leases associated with the financing of construction of a warehouse and distribution facility near Hershey, Pennsylvania for $61.7 million and the financing of the purchase of a warehouse and distribution facility near Atlanta, Georgia for $18.2 million are variable based on the London Interbank Offered Rate ("LIBOR"). Such contingent operating lease rental payments are forecasted transactions as defined by SFAS No. 133, as amended. The interest rate swap agreements effectively convert the interest-rate-contingent rental payments on the operating leases from LIBOR to a fixed rate of 6.1%. The interest rate swap agreements qualify as cash flow hedges and the notional amounts, interest rates and terms of the swap agreements are consistent with the underlying operating lease agreements they are intended to hedge and, therefore, there is no hedge ineffectiveness. Gains and losses on the interest rate swap agreements are included in other comprehensive income and are recognized in cost of sales as part of shipping and distribution expense in the same period as the hedged rental payments affect earnings.

The fair value of the interest rate swap agreements was determined based upon the quoted market price for the same or similar financial instruments and was included on the Consolidated Balance Sheets as other long-term liabilities, with the offset reflected in accumulated other comprehensive loss, net of income taxes. Cash flows from interest rate swap agreements are classified as net cash provided from operating activities on the Consolidated Statements of Cash Flows. The Corporation's risk related to the interest rate swap agreements is limited to the cost of replacing the agreements at prevailing market rates.

Foreign Exchange Forward Contracts

The Corporation enters into foreign exchange forward contracts to hedge transactions primarily related to firm commitments to purchase equipment, certain raw materials and finished goods denominated in foreign currencies, and to hedge payment of intercompany transactions with its non-domestic subsidiaries. These contracts reduce currency risk from exchange rate movements. Foreign currency price risks are hedged generally for periods from 3 to 24 months.

Foreign exchange forward contracts are intended to be and are effective as hedges of firm, identifiable, foreign currency commitments. Since there is a direct relationship between the foreign currency derivatives and the foreign currency denomination of the transactions, foreign currency derivatives are highly effective in hedging cash flows related to transactions denominated in the corresponding foreign currencies. These contracts meet the criteria for cash flow hedge accounting treatment and, accordingly, gains and losses are included in other comprehensive income and are recognized in cost of sales or selling, marketing and administrative expense in the same period that the hedged items affect earnings. In entering into these contracts the Corporation has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any losses as a result of counterparty defaults.

The fair value of foreign exchange forward contracts was estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences, and was included on the Consolidated Balance Sheets as accrued liabilities with the offset reflected in accumulated other comprehensive loss, net of income taxes. Cash flows from foreign exchange forward contracts designated as hedges of foreign currency price risks associated with the purchase of equipment are classified as net cash flows (used by) provided from investing activities on the Consolidated Statements of Cash Flows. Cash flows from other foreign exchange forward contracts are classified as net cash provided from operating activities.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Corporation enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Commodity price risks are hedged generally for periods from 3 to 24 months. Commodities futures contracts meet the hedge criteria and are accounted for as cash flow hedges. Accordingly, gains and losses are included in other comprehensive income and are recognized ratably in cost of sales in the same period that the hedged raw material manufacturing requirements are recorded in cost of sales.

In order to qualify as a hedge of commodity price risk, it must be demonstrated that the changes in fair value of the commodities futures contracts are highly effective in hedging price risks associated with commodity purchases for manufacturing requirements and with transportation costs. The assessment of hedge effectiveness for commodities futures is performed on a quarterly basis by calculating the change in switch values relative to open commodities futures contracts being held and the number of futures contracts needed to price raw material purchases for anticipated manufacturing requirements and to hedge transportation costs. Effectiveness is also monitored by tracking changes in basis differentials as discussed below. The prices of commodities futures contracts reflect delivery to the same locations where the Corporation takes delivery of the physical commodities and, therefore, there is no ineffectiveness resulting from differences in location between the derivative and the hedged item. Commodities futures contracts have been deemed to be highly effective in hedging price risks associated with corresponding raw material purchases for manufacturing requirements and transportation costs.

Because of the rollover strategy used for commodities futures contracts, which is required by futures market conditions, some ineffectiveness may result in hedging forecasted manufacturing requirements as futures contracts are switched from nearby contract positions to contract positions which are required to fix the price of raw material purchases for manufacturing requirements. Hedge ineffectiveness may also result from variability in basis differentials associated with the purchase of raw materials for manufacturing requirements. Hedge ineffectiveness is measured on a quarterly basis and the ineffective portion of gains or losses on commodities futures is recorded currently in cost of sales in accordance with SFAS No. 133, as amended.

Exchange traded futures contracts are used to fix the price of physical forward purchase contracts. Cash transfers reflecting changes in the value of futures contracts (unrealized gains and losses) are made on a daily basis and are included in accumulated other comprehensive loss, net of income taxes, on the Consolidated Balance Sheets. Such cash transfers will be offset by higher or lower cash requirements for payment of invoice prices of raw materials, energy requirements and transportation costs in the future. Cash flows from commodities futures contracts are classified as net cash provided from operating activities on the Consolidated Statements of Cash Flows. Futures contracts being held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated manufacturing requirements for each commodity. Physical commodity forward purchase contracts meet the SFAS No. 133 definition of "normal purchases and sales" and, therefore, are not considered derivative instruments.

6.    COMPREHENSIVE INCOME

Comprehensive income consisted of the following:

For the years ended December 31,	2001	2000	1999

In thousands of dollars
Net income	$207,156	$334,543	$460,310
Other comprehensive income (loss):
Foreign currency translation adjustments	(6,745)	(6,185)	10,701
Minimum pension liability adjustments, net of tax	(34,219)	(916)	4,051
Losses on cash flow hedging derivatives, net of tax	(7,764)	—	—
Add: Reclassification adjustments, net of tax	19,312	—	—
Other comprehensive (loss) income	(29,416)	(7,101)	14,752
Comprehensive income	$177,740	$327,442	$475,062

Reclassification adjustments from accumulated other comprehensive income (loss) to income, for gains or losses on cash flow hedging derivatives, were reflected in cost of sales. Gains on cash flow hedging derivatives recognized in cost of sales as a result of hedge ineffectiveness were approximately $1.7 million before tax for the year ended December 31, 2001. No gains or losses on cash flow hedging derivatives were reclassified from accumulated other comprehensive income (loss) into income as a result of the discontinuance of a hedge because it became probable that a hedged forecasted transaction would not occur. There were no components of gains or losses on cash flow hedging derivatives that were recognized in income because such components were excluded from the assessment of hedge effectiveness.

Comprehensive income is included on the Consolidated Statements of Stockholders' Equity. The components of accumulated other comprehensive income (loss) as shown on the Consolidated Balance Sheets are as follows:

	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Gains (Losses) on Cash Flow Hedging Derivatives	Reclassification Adjustments	Accumulated Other Comprehensive Income (Loss)

In thousands of dollars
Balance as of January 1, 1999	$(60,316)	$(4,051)	$—	$—	$(64,367)
Current period credit, gross	10,701	6,843	—	—	17,544
Income tax (expense)	—	(2,792)	—	—	(2,792)
Balance as of December 31, 1999	(49,615)	—	—	—	(49,615)
Current period charge, gross	(6,185)	(1,529)	—	—	(7,714)
Income tax benefit	—	613	—	—	613
Balance as of December 31, 2000	(55,800)	(916)	—	—	(56,716)
Transition adjustment (loss), net of a tax benefit of $41,756	—	—	(70,191)	—	(70,191)
Current period (charge) credit, gross	(6,745)	(57,127)	99,565	30,800	66,493
Income tax benefit (expense)	—	22,908	(37,138)	(11,488)	(25,718)
Balance as of December 31, 2001	$(62,545)	$(35,135)	$(7,764)	$19,312	$ (86,132)

As of December 31, 2001, the amount of net gains on cash flow hedging derivatives, including foreign exchange forward contracts, interest rate swap agreements and commodities futures contracts, expected to be reclassified into earnings in the next twelve months was approximately $6.2 million after tax.

7.    FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 2001 and 2000, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, was $877.9 million as of December 31, 2001, compared to a fair value of $957.8 million based on quoted market prices for the same or similar debt issues. The carrying value of long-term debt, including the current portion, was $878.2 million as of December 31, 2000, compared to a fair value of $920.4 million.

As of December 31, 2001, the Corporation had foreign exchange forward contracts maturing in 2002 and 2003 to purchase $24.3 million in foreign currency, primarily British sterling and euros, and to sell $12.2 million in foreign currency, primarily Japanese yen, at contracted forward rates.

As of December 31, 2000, the Corporation had foreign exchange forward contracts maturing in 2001 and 2002 to purchase $36.3 million in foreign currency, primarily British sterling and euros, and to sell $11.5 million in foreign currency, primarily Japanese yen, at contracted forward rates.

The fair value of foreign exchange forward contracts is estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences. As of December 31, 2001 and 2000, the fair value of foreign exchange forward contracts approximated the contract value. The Corporation does not hold or issue financial instruments for trading purposes.

In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swap agreements. In February 2001, the Corporation entered into interest rate swap agreements that effectively convert interest-rate-contingent rental payments on certain operating leases from a variable to a fixed rate of 6.1%. As of December 31, 2001, the fair value of interest rate swap agreements was a liability of $2.7 million.

8.    INTEREST EXPENSE

Interest expense, net consisted of the following:
For the years ended December 31,	2001	2000	1999

In thousands of dollars
Long-term debt and lease obligations	$65,500	$64,681	$66,323
Short-term debt	7,468	16,420	12,191
Capitalized interest	(1,498)	(145)	(1,214)
Interest expense, gross	71,470	80,956	77,300
Interest income	(2,377)	(4,945)	(3,029)
Interest expense, net	$69,093	$76,011	$74,271

9.    SHORT-TERM DEBT

Generally, the Corporation's short-term borrowings are in the form of commercial paper or bank loans with an original maturity of three months or less. As of December 31, 2001, the Corporation maintained short-term and long-term committed credit facilities with a syndicate of banks in the amount of $400 million which could be borrowed directly or used to support the issuance of commercial paper. The Corporation may increase the credit facilities to $1.0 billion with the concurrence of the banks. In November 2001, the short-term credit facility agreement was amended and restated with a credit limit of $200 million expiring in November 2002, and the long-term committed credit facility agreement was amended and restated with a credit limit of $200 million expiring in November 2006. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions.

The Corporation also maintains lines of credit with domestic and international commercial banks, under which it could borrow in various currencies up to approximately $21.7 million and $27.5 million as of December 31, 2001 and 2000, respectively, at the lending banks' prime commercial interest rates or lower.

The Corporation had short-term foreign bank loans against its credit facilities and lines of credit of $7.0 million as of December 31, 2001, and combined domestic commercial paper borrowings and short-term foreign bank loans of $257.6 million as of December 31, 2000. The amount of the Corporation's short-term borrowings peaked in August 2001 at $304.7 million. The weighted average interest rates on short-term borrowings outstanding as of December 31, 2001 and 2000, were 0.2% and 6.4%, respectively.

The credit facilities and lines of credit were supported by commitment fee arrangements. The average fee during 2001 was less than .2% per annum of the commitment. The Corporation's credit facility agreements contain a financial covenant which requires that a specified income to interest ratio be maintained. These agreements are also subject to other representations and covenants which do not materially restrict the Corporation's activities. The Corporation is in compliance with all covenants included in the credit facility agreements. There were no significant compensating balance agreements which legally restricted these funds.

As a result of maintaining a consolidated cash management system, the Corporation maintains overdraft positions at certain banks. Such overdrafts, which were reflected as a reduction to cash and cash equivalents, were $26.5 million and $22.5 million as of December 31, 2001 and 2000, respectively.

10.    LONG-TERM DEBT

Long-term debt consisted of the following:
December 31,	2001	2000

In thousands of dollars
6.7% Notes due 2005	$200,000	$200,000
6.95% Notes due 2007	150,000	150,000
6.95% Notes due 2012	150,000	150,000
8.8% Debentures due 2021	100,000	100,000
7.2% Debentures due 2027	250,000	250,000
Other obligations, net of unamortized debt discount	27,893	28,183
Total long-term debt	877,893	878,183
Less—current portion	921	529
Long-term portion	$876,972	$877,654

Aggregate annual maturities during the next five years are: 2002, $.9 million; 2003, $17.1 million; 2004, $.1 million; 2005, $202.1 million; and 2006, $.1 million. The Corporation's debt is principally unsecured and of equal priority. None of the debt is convertible into stock of the Corporation. The Corporation is in compliance with all covenants included in the related debt agreements.

11.    INCOME TAXES

Income before income taxes was as follows:

For the years ended December 31,	2001	2000	1999

In thousands of dollars
Domestic	$320,065	$536,002	$720,409
Foreign	23,476	10,637	7,465
Income before income taxes	$343,541	$546,639	$727,874
The provision for income taxes was as follows:
For the years ended December 31,	2001	2000	1999

In thousands of dollars
Current:
Federal	$160,182	$212,858	$ 256,054
State	22,155	12,184	15,998
Foreign	3,390	3,454	3,848
Current provision for income taxes	185,727	228,496	275,900
Deferred:
Federal	(41,293)	(28,108)	(23,271)
State	(7,120)	11,986	16,280
Foreign	(929)	(278)	(1,345)
Deferred income tax (benefit)	(49,342)	(16,400)	(8,336)
Total provision for income taxes	$136,385	$212,096	$ 267,564
A-32

Deferred taxes reflect temporary differences between tax reporting and financial statement reporting in the recognition of revenue and expense. The tax effects of the significant temporary differences which comprised the deferred tax assets and liabilities were as follows:

December 31,	2001	2000

In thousands of dollars
Deferred tax assets:
Post-retirement benefit obligations	$99,882	$84,103
Accrued expenses and other reserves	141,719	109,116
Accrued trade promotion reserves	22,134	33,987
Other	18,868	16,159
Total deferred tax assets	282,603	243,365
Deferred tax liabilities:
Depreciation	237,750	256,769
Inventory	31,091	24,025
Other	172,592	186,934
Total deferred tax liabilities	441,433	467,728
Net deferred tax liabilities	$158,830	$224,363
Included in:
Current deferred tax assets, net	$96,939	$76,136
Non-current deferred tax liabilities, net	255,769	300,499
Net deferred tax liabilities	$158,830	$224,363
The following table reconciles the Federal statutory income tax rate with the Corporation's effective income tax rate:
For the years ended December 31,	2001	2000	1999

Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
State income taxes, net of Federal income tax benefits	3.4	3.5	2.3
Gain on sale of Luden's throat drops business	1.6	—	—
Non-deductible acquisition costs	.7	.8	.6
Puerto Rico operations	(1.2)	—	—
Utilization of capital loss carryforwards	—	—	(.9)
Other, net	.2	(.5)	(.2)
Effective income tax rate	39.7%	38.8%	36.8%

Included with the purchase of the Nabisco gum and mint business in December 2000, was a U.S. Internal Revenue Code ("IRC") Section 936 company with a subsidiary operating in Las Piedras, Puerto Rico. The operating income of this subsidiary is subject to a lower income tax rate in both the United States and Puerto Rico. The U.S. IRC Section 936 incentive is scheduled to expire on December 31, 2005.

The gain on sale of Luden's throat drops business primarily reflected the lower tax basis of the intangible assets included in the sale, resulting in a higher effective income tax rate.

Effective October 1, 2001, the Corporation negotiated a settlement with the Internal Revenue Service ("IRS") of Notices of Proposed Deficiency associated with its Corporate Owned Life Insurance ("COLI") program. The resulting Closing Agreement with the IRS limited the COLI interest expense deductions for all applicable tax years and resulted in the surrender of all insurance policies, thereby ending the COLI program. The settlement reflected the complete resolution of all federal and state tax aspects of the program.

12.    PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

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

A summary of the changes in benefit obligations and plan assets as of December 31, 2001 and 2000 is presented below:

	Pension Benefits		Other Benefits
December 31,	2001	2000	2001	2000

In thousands of dollars
Change in benefits obligation
Benefits obligation at beginning of year	$ 655,178	$ 627,710	$ 256,307	$ 214,510
Service cost	30,093	27,961	3,434	3,184
Interest cost	48,239	45,710	17,829	14,056
Amendments	48	2,362	—	—
Actuarial loss	44,261	7,243	4,959	36,785
Acquisition	—	6,980	—	514
Special termination benefits	106,273	—	15,451	—
Curtailment loss	1,451	—	17,594	—
Other	(2,110)	(1,031)	(249)	(148)
Benefits paid	(45,893)	(61,757)	(13,919)	(12,594)
Benefits obligation at end of year	837,540	655,178	301,406	256,307
Change in plan assets
Fair value of plan assets at beginning of year	602,871	650,699	—	—
Actual return on plan assets	(40,437)	(1,155)	—	—
Acquisition	—	5,739	—	—
Employer contribution	172,327	10,323	13,919	12,594
Other	(1,717)	(978)	—	—
Benefits paid	(45,893)	(61,757)	(13,919)	(12,594)
Fair value of plan assets at end of year	687,151	602,871	—	—
Funded status	(150,389)	(52,307)	(301,406)	(256,307)
Unrecognized transition asset	52	(56)	—	—
Unrecognized prior service cost	43,092	48,201	(14,722)	(16,805)
Unrecognized net actuarial loss (gain)	108,298	(36,138)	65,468	63,032
Intangible asset	(44,397)	—	—	—
Accumulated other comprehensive loss	(57,127)	(1,528)	—	—
Prior service cost recognized due to curtailment	—	—	2,228	—
(Accrued) benefits cost	$(100,471)	$(41,828)	$(248,432)	$(210,080)
Weighted-average assumptions
Discount rate	7.0%	7.5%	7.0%	7.5%
Expected long-term rate of return on assets	9.5	9.5	N/A	N/A
Rate of increase in compensation levels	4.9	4.9	N/A	N/A
For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002 and future years. A-34

In February 2001, the Corporation made a $75.0 million contribution to its domestic pension plans to improve the funded status. In December 2001, the Corporation made a $95.0 million contribution to one of its domestic pension plans to fund anticipated payments related to the early retirement program.

The Corporation's acquisition of Nabisco's mint and gum businesses in December 2000, included its Hourly Pension Plan for employees at the Las Piedras, Puerto Rico manufacturing plant. Salaried employees at the plant were covered by the Hershey Foods Corporation Retirement Plan as of December 31, 2000, for services subsequent to the date of acquisition.

An unrecognized net actuarial loss for pension benefits in 2001, compared with the unrecognized net actuarial gain for pension benefits in 2000, was due primarily to the actual return on plan assets being less than the expected return and a lower discount rate in 2001.

As of December 31, 2001, for pension plans with accumulated benefit obligations in excess of plan assets, the related projected benefit obligation, accumulated benefit obligation and the fair value of plan assets were $794.3 million, $750.9 million and $657.3 million, respectively. Included in the projected benefit obligation and accumulated benefit obligation amounts, were $41.6 million and $40.4 million, respectively, for an unfunded supplemental executive retirement program, which is a non-qualified plan that provides certain senior executive officers defined pension benefits based on their total compensation. As of December 31, 2000, for pension plans with accumulated benefit obligations in excess of plan assets, the related projected benefit obligation and accumulated benefit obligation were $36.5 million and $34.9 million, respectively, with no plan assets, primarily associated with the supplemental executive retirement program.

A minimum pension liability adjustment is required when the actuarial present value of accumulated plan benefits exceeds plan assets and accrued pension liabilities. In 2001, a minimum liability adjustment of $57.1 million, net of a deferred tax benefit of $22.9 million, was recorded as a component of other comprehensive income (loss) and reported in accumulated other comprehensive loss as a component of stockholders' equity. In 2000, a minimum liability adjustment of $1.5 million, net of a deferred tax benefit of $.6 million, was recorded as a component of other comprehensive income (loss) and reported in accumulated other comprehensive loss as a component of stockholders' equity.

A summary of the components of net periodic benefits cost for the years ended December 31, 2001, 2000 and 1999 is presented below:
	Pension Benefits			Other Benefits
For the years ended December 31,	2001	2000	1999	2001	2000	1999

In thousands of dollars
Components of net periodic benefits cost
Service cost	$ 30,093	$ 27,961	$31,050	$ 3,434	$3,184	$ 3,803
Interest cost	48,239	45,710	41,781	17,829	14,056	13,813
Expected return on plan assets	(61,791)	(60,143)	(57,836)	—	—	—
Amortization of prior service cost	3,891	3,783	2,956	(2,168)	(2,165)	(2,293)
Recognized net actuarial (gain) loss	(27)	(286)	341	2,761	—	1,042
Amortization of unrecognized (gain)	—	(2,670)	—	—	—	—
Other	—	—	—	(80)	(41)	54
Corporate sponsored plans	20,405	14,355	18,292	21,776	15,034	16,419
Multi-employer plans	615	577	698	—	—	—
Administrative expenses	297	421	287	—	—	—
Net periodic benefits cost	21,317	15,353	19,277	21,776	15,034	16,419
Special termination benefits	106,273	—	—	15,451	—	—
Curtailment loss	2,802	—	—	15,366	—	—
Total amount reflected in earnings	$130,392	$ 15,353	$19,277	$52,593	$15,034	$ 16,419

The Corporation has two post-retirement benefit plans. The health care plan is contributory, with participants' contributions adjusted annually, and the life insurance plan is non-contributory.

In conjunction with the business realignment initiatives announced on October 24, 2001, the Corporation offered an early retirement program to approximately 10% of its work force in the fourth quarter of 2001. The early retirement program gave eligible salaried employees an opportunity to retire with enhanced benefits related to the Corporation's pension and other post-retirement benefit plans. In general, eligible employees were born before January 1, 1954 and were hired before January 1, 1999. Pension benefits were enhanced by adding five additional years of age and service to eligible employees' retirement accounts, along with certain supplemental benefits. Retiree medical benefits were enhanced by adding five additional years to age and service formulas used to determine retiree contributions.

The total pre-tax charge for the VWRP recorded in the fourth quarter was $148.7 million and was accrued based on actual employee acceptances. Improved pension benefits under the early retirement program of $109.1 million will be funded through payments from one of the Corporation's defined benefit pension plans. Enhanced retiree medical benefits of $30.8 million will be funded from operating cash flows. Additional costs for outplacement services and enhanced severance benefits under a voluntary mutual separation program of $8.8 million will also be funded from operating cash flows. In addition, the Corporation expects to record a non-cash pre-tax charge of approximately $20.2 million in 2002, related to pension settlement costs associated with the early retirement program.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point (Decrease)

In thousands of dollars
Effect on total service and interest cost components	$808	$(658)
Effect on post-retirement benefit obligation	11,903	(9,338)

A-36

13.    EMPLOYEE STOCK OWNERSHIP TRUST

The Corporation's employee stock ownership trust ("ESOP") serves as the primary vehicle for contributions to its existing Employee Savings Stock Investment and Ownership Plan for participating domestic salaried and hourly employees. The ESOP was funded by a 15-year 7.75% loan of $47.9 million from the Corporation. During 2001 and 2000, the ESOP received a combination of dividends on unallocated shares and contributions from the Corporation equal to the amount required to meet its principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 159,176 shares of Common Stock each year. As of December 31, 2001, the ESOP held 1,139,966 allocated shares and 795,872 unallocated shares. All ESOP shares are considered outstanding for income per share computations.

The Corporation recognized net compensation expense equal to the shares allocated multiplied by the original cost of $20.06 per share less dividends received by the ESOP on unallocated shares. Compensation expense related to the ESOP for 2001, 2000 and 1999 was $1.6 million, $3.2 million and $1.6 million, respectively. Dividends paid on unallocated ESOP shares for 2001, 2000 and 1999 were $1.0 million, $1.1 million and $1.2 million, respectively. Dividends paid on all ESOP shares are recorded as a reduction to retained earnings. The unearned ESOP compensation balance in stockholders' equity represented deferred compensation expense to be recognized by the Corporation in future years as additional shares are allocated to participants.

14.    CAPITAL STOCK AND NET INCOME PER SHARE

As of December 31, 2001, the Corporation had 530,000,000 authorized shares of capital stock. Of this total, 450,000,000 shares were designated as Common Stock, 75,000,000 shares as Class B Common Stock ("Class B Stock"), and 5,000,000 shares as Preferred Stock, each class having a par value of one dollar per share. As of December 31, 2001, a combined total of 179,950,872 shares of both classes of common stock had been issued of which 135,639,002 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 2001.

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

Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 2001, 2000 and 1999, a total of 8,050 shares, 2,050 shares and 4,000 shares, respectively, of Class B Stock were converted into Common Stock.

In December 2000, the Corporation's Board of Directors unanimously adopted a Stockholder Protection Rights Agreement ("Rights Agreement") and declared a dividend of one right ("Right") for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable and will not change the manner in which the Corporation's Common Stock is traded.

The Rights become exercisable only upon (i) resolution of the Board of Directors after any person has commenced a tender offer that would result in such person becoming the beneficial owner of 15% or more of the Common Stock, (ii) the Corporation's announcement that a person or group has acquired 15% or more of the outstanding shares of Common Stock, or (iii) a person or group becoming the beneficial owner of more than 35% of the voting power of all of the outstanding Common Stock and Class B Stock. When exercisable, each Right entitles its registered holder to purchase from the Corporation, at a pre-determined exercise price, one one-thousandth of a share of Series A Participating Preferred Stock, par value $1.00 per share (which would be convertible by holders of Class B Stock into Series B Participating Preferred Stock on the basis of one one-thousandths of a share of Series B Participating Preferred Stock for every share of Class B Common Stock held at that time). Each one one-thousandth of a share of Series A Participating Preferred Stock would have economic and voting terms similar to those of one share of Common Stock. Similarly, each one one-thousandth of a share of Series B Participating Preferred Stock would have economic and voting terms similar to those of one share of Class B Stock.

Upon the earlier of (a) a public announcement by the Corporation that a person or group has acquired 15% or more of the outstanding shares of Common Stock or (b) such person or group acquiring more than 35% of the voting power of the Common Stock and Class B Stock, each Right (except those owned by the acquiring person or group) will automatically become a right to buy, at the pre-determined exercise price, that number of one one-thousandths of a share of Series A Participating Preferred Stock having a market value of twice the exercise price. In addition, if the Corporation is acquired in a merger or other business combination, each Right will entitle a holder to purchase from the acquiring company, for the pre-determined exercise price, preferred stock of the acquiring company having an aggregate market value equal to twice the exercise price.

Further, at any time after a person or group acquires 15% or more (but less than 50%) of the Corporation's Common Stock or more than 35% of the voting power of all outstanding Common Stock and Class B Stock, the Corporation's Board of Directors may, at its option, exchange all (but not less than all) of the outstanding Preferred Stock (other than Rights held by the acquiring person or group) for shares of Common Stock or Class B Stock, as applicable, at an exchange ratio of one share of Common Stock or Class B Stock for each one one-thousandth of a share of Preferred Stock.

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

Hershey Trust Company, as Trustee for the benefit of Milton Hershey School ("Milton Hershey School Trust"), as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held a total of 12,749,458 shares of the Common Stock, and as Trustee for the benefit of Milton Hershey School, held 30,306,006 shares of the Class B Stock as of December 31, 2001, and was entitled to cast approximately 77% of the total votes of both classes of the Corporation's common stock. The Milton Hershey School Trust must approve the issuance of shares of Common Stock or any other action which would result in the Milton Hershey School Trust not continuing to have voting control of the Corporation.

Changes in outstanding Common Stock for the past three years were:

For the years ended December 31,	2001	2000	1999

Shares issued	179,950,872	179,950,872	179,950,872

Treasury shares at beginning of year	(43,669,284)	(41,491,253)	(36,804,157)
Stock repurchases:
Repurchase programs	(676,600)	(2,284,539)	(5,478,379)
Stock options and benefits	(1,037,455)	(957,261)	-
Stock issuances:
Stock options and benefits	1,071,469	1,063,769	791,283
Treasury shares at end of year	(44,311,870)	(43,669,284)	(41,491,253)
Net shares outstanding at end of year	135,639,002	136,281,588	138,459,619
A-38

Basic and Diluted Earnings per Share were computed based on the weighted-average number of shares of the Common Stock and the Class B Stock outstanding as follows:
For the years ended December 31,	2001	2000	1999

In thousands except per share amounts
Net income	$207,156	$334,543	$460,310
Weighted-average shares—basic	136,245	137,326	140,031
Effect of dilutive securities:
Employee stock options	1,379	1,016	1,260
Performance and restricted stock units	72	23	9
Weighted-average shares—diluted	137,696	138,365	141,300

Net income per share—basic	$1.52	$2.44	$3.29
Net income per share—diluted	$1.50	$2.42	$3.26

For the years ended December 31, 2001 and December 31, 2000, 2.0 million and 5.5 million stock options, respectively, were not included in the diluted earnings per share calculation because the exercise price was higher than the average market price of the Common Stock for the year and, therefore, the effect would have been antidilutive.

15.    STOCK COMPENSATION PLAN

The long-term portion of the Key Employee Incentive Plan ("Incentive Plan"), provides for grants of stock-based compensation awards to senior executives and key employees of one or more of the following: non-qualified stock options ("fixed stock options"), performance stock units, stock appreciation rights and restricted stock units. The Incentive Plan also provides for the deferral of performance stock unit and restricted stock unit awards by participants. As of December 31, 2001, 13.0 million shares (inclusive of adjustments for stock splits) were authorized and approved by the Corporation's stockholders for grants under the long-term portion of the Incentive Plan. In 2002, the Corporation's Board of Directors amended the Incentive Plan to increase by 6.0 million the number of shares available for grants under the long-term portion of the Incentive Plan.

In 1996, the Corporation's Board of Directors approved a world-wide, broad-based employee stock option program, called HSY Growth. HSY Growth provides all eligible employees with a one-time grant of 100 non-qualified stock options. Under HSY Growth, over 1.2 million options were granted on January 7, 1997.

The Corporation applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, in accounting for the Incentive Plan and HSY Growth. Accordingly, no compensation cost has been recognized for its fixed stock option grants. Had compensation cost for the Corporation's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the Incentive Plan and HSY Growth consistent with the method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Corporation's net income and net income per share would have been reduced to the pro forma amounts indicated below:

For the years ended December 31,		2001	2000	1999

In thousands of dollars except per share amounts
Net income	As reported	$207,156	$334,543	$460,310
	Pro forma	199,758	328,156	449,986

Net income per share—Basic	As reported	$1.52	$2.44	$3.29
	Pro forma	1.47	2.39	3.21

Net income per share—Diluted	As reported	$1.50	$2.42	$3.26
	Pro forma	1.45	2.37	3.18
A-39

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yields of 2.2%, 1.8% and 1.4%, expected volatility of 28%, 27% and 23%, risk-free interest rates of 5.0%, 6.7% and 4.9%, and expected lives of 6.4 years, 6.5 years and 6.5 years.

Fixed Stock Options

The exercise price of each option equals the market price of the Corporation's Common Stock on the date of grant. Each option has a maximum term of ten years. Options granted under the Incentive Plan prior to December 31, 1999, vest at the end of the second year after grant. In 2000, the terms and conditions of the grant were changed to provide for pro-rated vesting over four years for options granted subsequent to December 31, 1999. Options granted under the HSY Growth program have a term of ten years and vested on January 7, 2002.

A summary of the status of the Corporation's fixed stock options as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates is presented below:

	2001		2000		1999
Fixed Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

Outstanding at beginning of year	8,298,665	$43.10	6,905,924	$40.23	7,665,270	$38.91
Granted	781,900	$62.43	2,403,400	$44.99	197,450	$59.24
Exercised	(921,043)	$30.22	(933,219)	$26.19	(701,596)	$26.80
Forfeited	(152,961)	$46.84	(77,440)	$49.81	(255,200)	$52.16
Outstanding at end of year	8,006,561	$46.39	8,298,665	$43.10	6,905,924	$40.23
Options exercisable at year-end	4,544,590	$44.73	4,655,855	$41.24	4,015,624	$29.78
Weighted-average fair value of options granted during the year (per share)	$18.58		$15.58		$17.23

The following table summarizes information about fixed stock options outstanding as of December 31, 2001:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding as of 12/31/01	Weighted- Average Remaining Contractual Life in Years	Weighted- Average Exercise Price	Number Exercisable as of 12/31/01	Weighted- Average Exercise Price

$24.50-44.50	3,288,200	4.1	$35.97	2,272,700	$32.16
$45.00-49.813	2,240,161	8.0	$45.00	560,040	$45.00
$55.1875-66.32	2,478,200	7.1	$61.49	1,711,850	$61.32
$24.50-66.32	8,006,561	6.1	$46.39	4,544,590	$44.73

Performance Stock Units and Restricted Stock Units

Under the long-term portion of the Incentive Plan, each January the Corporation grants selected executives and other key employees performance stock units whose vesting is contingent upon the achievement of certain performance objectives. If at the end of the applicable three-year performance cycle, targets for financial measures of earnings per share, economic value added and free cash flow are met, the full number of shares are awarded to the participants. The performance scores can range from 0% to 150% of the targeted amounts. The compensation amount charged against (credited to) income for the performance-based plan was $6.6 million, $1.8 million and $(1.9)

million for 2001, 2000 and 1999, respectively. The compensation credit in 1999 resulted from a partial achievement of the 1999 cycle objectives, expectation of partially achieving the target objectives for the 2000 cycle and the lower stock price. The compensation cost associated with the long-term portion of the Incentive Plan is recognized ratably over the three-year term based on the year-end market value of the stock. Performance stock units and restricted stock units granted for potential future distribution were as follows:

For the years ended December 31,	2001	2000	1999

Shares granted	111,007	58,550	48,550
Weighted-average fair value at date of grant	$62.66	$49.65	$59.48

Deferred performance stock units, deferred directors' fees and accumulated dividend amounts totaled 332,112 shares as of December 31, 2001.

No stock appreciation rights were outstanding as of December 31, 2001.

16.    SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts Receivable—Trade

In the normal course of business, the Corporation extends credit to customers that satisfy pre-defined credit criteria. The Corporation believes that it has little concentration of credit risk due to the diversity of its customer base. As of December 31, 2001, Wal-Mart Stores, Inc. and subsidiaries accounted for approximately 15% of the Corporation's total accounts receivable. As of December 31, 2001, no other customer accounted for more than 10% of the Corporation's total accounts receivable. Receivables, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts of $16.0 million as of December 31, 2001 and 2000.

Inventories

The Corporation values the majority of its inventories under the last-in, first-out ("LIFO") method and the remaining inventories at the lower of first-in, first-out ("FIFO") cost or market. Inventories include material, labor and overhead. LIFO cost of inventories valued using the LIFO method was $351.1 million and $456.7 million as of December 31, 2001 and 2000, respectively, and inventories were stated at amounts that did not exceed realizable values. Raw materials, principally cocoa beans and cocoa butter, were reduced by $130.5 million as a result of the Corporation's business realignment initiatives recorded in the fourth quarter. Total inventories were as follows:

December 31,	2001	2000

In thousands of dollars
Raw materials	$160,343	$263,658
Goods in process	51,184	47,866
Finished goods	354,100	338,749
Inventories at FIFO	565,627	650,273
Adjustment to LIFO	(53,493)	(45,100)
Total inventories	$512,134	$605,173

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets were as follows:
December 31,	2001	2000

In thousands of dollars
Hedging transactions	$14,378	$141,572
Other	48,217	60,818
Total prepaid expenses and other	$62,595	$202,390
A-41

Hedging transactions were associated with exchange traded futures contracts entered into to manage price risks related to the purchase of raw materials and energy for manufacturing requirements and to hedge transportation costs. Upon adoption of SFAS No. 133, as amended, as of January 1, 2001, the impact of hedging transactions was reclassified to accumulated other comprehensive loss.

Property, Plant and Equipment

Property, plant and equipment balances included construction in progress of $101.8 million and $125.0 million as of December 31, 2001 and 2000, respectively. Net write-downs of property, plant and equipment of $45.3 million were recorded to accumulated depreciation as a result of asset impairments associated with the Corporation's business realignment initiatives recorded in the fourth quarter of 2001. These initiatives included plans to close several manufacturing facilities and to sell certain businesses as part of product line rationalization programs. Major classes of property, plant and equipment were as follows:

December 31,	2001	2000

In thousands of dollars
Land	$ 54,432	$ 53,725
Buildings	533,662	502,419
Machinery and equipment	2,312,662	2,208,701
Property, plant and equipment, gross	2,900,756	2,764,845
Accumulated depreciation	(1,365,855)	(1,179,457)
Property, plant and equipment, net	$ 1,534,901	$ 1,585,388

Accrued Liabilities

Accrued liabilities were as follows:
December 31,	2001	2000

In thousands of dollars
Payroll, compensation and benefits	$188,452	$107,914
Advertising and promotion	142,768	135,123
Business realignment initiatives	35,389	—
Other	96,292	115,030
Total accrued liabilities	$462,901	$358,067

The increase in accrued liabilities for payroll, compensation and benefits was primarily associated with the enhanced benefits of the VWRP which was part of the business realignment initiatives recorded in the fourth quarter of 2001.

Other Long-term Liabilities

Other long-term liabilities were as follows:

December 31,	2001	2000

In thousands of dollars
Accrued post-retirement benefits	$232,675	$194,354
Other	128,366	133,320
Total other long-term liabilities	$361,041	$327,674

The increase in accrued post-retirement benefits was primarily associated with the enhanced benefits of the VWRP which was part of the business realignment initiatives recorded in the fourth quarter of 2001.

17.    SEGMENT INFORMATION

The Corporation operates in a single consumer foods line of business, encompassing the manufacture, distribution and sale of confectionery and grocery products. Consolidated net sales represented primarily sales of confectionery products. The Corporation's principal operations and markets are located in the United States. The Corporation also manufactures, markets, sells and distributes confectionery and grocery products in Canada and Mexico, imports and/or markets selected confectionery products in Argentina, the Philippines, Japan, Brazil, and South Korea and markets confectionery products in over 90 countries worldwide.

Net sales and long-lived assets of businesses outside of the United States were not significant. Sales to Wal-Mart Stores, Inc. and subsidiaries exceeded 10% of total net sales and amounted to approximately $819.8 million, $710.9 million and $605.3 million in 2001, 2000 and 1999, respectively.

18.    QUARTERLY DATA (Unaudited)

Summary quarterly results were as follows:

Year 2001	First	Second	Third	Fourth

In thousands of dollars except per share amounts
Net sales	$1,080,281	$898,859	$1,304,184	$1,273,917
Gross profit	442,775	382,221	551,609	515,070
Net income (loss)	78,906	52,439	120,762	(44,951) (a)
Net income (loss) per share—Basic	.58	.38	.89	(.33)
Net income (loss) per share—Diluted	.57	.38	.88	(.33)
Year 2000	First	Second	Third	Fourth

In thousands of dollars except per share amounts
Net sales	$993,115	$836,204	$1,196,755	$1,194,902
Gross profit	388,018	334,134	500,324	527,349
Net income	71,180	39,996	107,405	115,962
Net income per share—Basic(b)	.51	.29	.78	.85
Net income per share—Diluted	.51	.29	.78	.84

(a)	Net (loss) income for the fourth quarter and year 2001 included a total after-tax charge for the business realignment initiatives of $171.9 million. Net income (loss) per share was similarly impacted.
(b)	Quarterly income per share amounts do not total to the annual amounts due to changes in weighted-average shares outstanding during the year.
A-43

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

The financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose appointment was ratified by stockholder vote at the stockholders' meeting held on April 24, 2001. Their report expresses an opinion that the Corporation's financial statements are fairly stated in conformity with accounting principles generally accepted in the United States, and they have indicated to us that their audit was performed in accordance with auditing standards generally accepted in the United States which are designed to obtain reasonable assurance about whether the financial statements are free of material misstatement.

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

We have audited the accompanying consolidated balance sheets of Hershey Foods Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2001, appearing on pages A-16 through A-43. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hershey Foods Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

New York, New York
January 22, 2002

HERSHEY FOODS CORPORATION SIX-YEAR CONSOLIDATED FINANCIAL SUMMARY All dollar and share amounts in thousands except market price and per share statistics

	5-Year Compound Growth Rate	2001	2000	1999	1998	1997	1996
Summary of Operations
Net Sales	2.7%	$4,557,241	4,220,976	3,970,924	4,435,615	4,302,236	3,989,308

Cost of Sales	3.0%	$2,665,566	2,471,151	2,354,724	2,625,057	2,488,896	2,302,089
Selling, Marketing and Administrative	2.5%	$1,269,964	1,127,175	1,057,840	1,167,895	1,183,130	1,124,087
Business Realignment and Asset Impairments Charge		$228,314	—	—	—	—	—
Gain (Loss) on Sale of Businesses(h)		$19,237	—	243,785	—	—	(35,352)
Interest Expense, Net	7.5%	$69,093	76,011	74,271	85,657	76,255	48,043
Provision for Income Taxes	(8.0)%	$136,385	212,096	267,564	216,118	217,704	206,551
Net Income	(5.4)%	$207,156	334,543	460,310	340,888	336,251	273,186
Earnings Per Share:
—Basic	(3.0)%	$1.52	2.44	3.29	2.38	2.25	1.77
—Diluted	(3.0)%	$1.50(e)	2.42	3.26(f)	2.34	2.23	1.75(g)
Weighted Average Shares Outstanding: —Basic		136,245	137,326	140,031	143,446	149,174	154,334
—Diluted		137,696	138,365	141,300	145,563	151,016	155,690
Dividends Paid on Common Stock	5.5%	$122,790	115,209	109,175	103,616	98,390	93,884
Per Share	8.9%	$1.165	1.08	1.00	.92	.84	.76
Dividends Paid on Class B Common Stock	8.9%	$31,960	29,682	27,553	25,428	23,156	20,879
Per Share	8.9%	$1.05	.975	.905	.835	.76	.685
Net Income as a Percent of Net Sales		8.3%(b)	7.9%	7.4%(c)	7.7%	7.8%	7.7%(d)
Depreciation	5.1%	$153,493	140,168	135,574	138,489	135,016	119,443
Advertising	2.1%	$193,328	161,580	164,894	187,505	202,408	174,199
Promotion	1.8%	$470,354	441,914	395,849	469,709	451,580	429,208
Payroll	4.6%	$614,197	557,342	534,854	563,045	524,827	491,677
Year-end Position and Statistics
Capital Additions	0.1%	$160,105	138,333	115,448	161,328	172,939	159,433
Capitalized Software Additions	N/A	$9,845	4,686	25,394	42,859	29,100	—
Total Assets	0.4%	$3,247,430	3,447,764	3,346,652	3,404,098	3,291,236	3,184,796
Long-term Portion of Debt	6.0%	$876,972	877,654	878,213	879,103	1,029,136	655,289
Stockholders' Equity	(0.2)%	$1,147,204	1,175,036	1,098,627	1,042,301	852,806	1,161,021
Operating Return on Average Stockholders' Equity(a)		32.5%	29.4%	27.6%	36.0%	33.4%	27.5%
Operating Return on Average Invested Capital(a)		18.1%	16.1%	14.8%	17.4%	17.5%	17.8%
Full-time Employees		14,400	14,300	13,900	14,700	14,900	14,000
Stockholders' Data
Outstanding Shares of Common Stock and Class B Common Stock at Year-end		135,639	136,282	138,460	143,147	142,932	152,942
Market Price of Common Stock at Year-end	9.1%	$67.70	64.38	47.44	62.19	61.94	43.75
Range During Year		$70.15-55.13	66.44-37.75	64.88-45.75	76.38-59.69	63.88-42.13	51.75-31.94
(a)	Operating Return on Average Stockholders' Equity and Operating Return on Average Invested Capital have been computed using Net Income, excluding the after-tax impacts of the 1996 Loss on Sale of Businesses, the 1999 and 2001 Gain on Sale of Business, and the charges for the 2001 Business Realignment Initiatives.
(b)	Calculated percent excludes the charges for the 2001 Business Realignment Initiatives and the gain on the sale of the Luden's throat drops business. Including the charges for the Business Realignment Initiatives and the Gain, Net Income as a Percent of Net Sales was 4.5%.
(c)	Calculated percent excludes the 1999 Gain on Sale of Business. Including the gain, Net Income as a Percent of Net Sales was 11.6%.
(d)	Calculated percent excludes the 1996 Loss on Sale of Businesses. Including the loss, Net Income as a Percent of Net Sales was 6.8%.
(e)	Earnings Per Share-Diluted for 2001 included a $1.25 per share total charge for the Business Realignment Initiatives and a $.01 per share gain on the sale of the Luden's throat drops business. Excluding the impact of the total charge for the Business Realignment Initiatives and the gain, Earnings Per Share-Diluted would have been $2.74.
(f)	Earnings Per Share-Diluted for 1999 included a $1.17 per share gain on the sale of the pasta business. Excluding the impact of this gain, Earnings Per Share-Diluted would have been $2.09.
(g)	Earnings Per Share-Diluted for 1996 included a $.23 per share loss on the sale of the Gubor and Sperlari businesses. Excluding the impact of this loss, Earnings Per Share-Diluted would have been $1.98.
(h)	Includes the gain on the sale of the Luden's throat drops business in 2001, the gain on the sale of the Corporation's pasta business in 1999 and the loss on the sale of the Corporation's European businesses in 1996.
A-46