Form 10-K, Exhibit 13
HERSHEY FOODS CORP
filed 2003-03-26
CIK 47111

Appendix A Annual Report to Stockholders

HERSHEY FOODS CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Hershey Foods Corporation and its subsidiaries (the “Corporation”) are engaged in the manufacture, distribution and sale of confectionery and grocery products. The Corporation was organized under the laws of the State of Delaware on October 24, 1927, as a successor to a business founded in 1894 by Milton S. Hershey.

RESULTS OF OPERATIONS

Net Sales

Net sales decreased $16.9 million from 2001 to 2002, primarily as a result of increased promotion costs and returns, discounts, and allowances, the divestiture of the Heide brands in 2002 and the Luden’s throat drop business in 2001, and the timing of sales related to the gum and mint business acquired from Nabisco Inc. (“Nabisco”), which resulted in incremental sales in 2001 compared with 2002. A sluggish retail environment, characterized by the bankruptcies and store closings of certain customers, also contributed to the lower sales. Sales were also lower in several international markets, particularly Canada and Brazil. These sales decreases were partially offset by volume increases of key confectionery brands, including new products and line extensions, and selected confectionery selling price increases, as well as incremental sales from the Visagis acquisition, the Brazilian chocolate and confectionery business acquired in July, 2001.

In December 2002, the Corporation announced an increase of 11% in the price of standard-size candy bars effective January 1, 2003, representing an average increase of approximately 3% over the entire domestic product line. A buy-in prior to the January 1, 2003 price increase resulted in an approximate 1% to 2% increase in fourth quarter, 2002 sales.

Net sales rose $316.8 million, or 8%, from 2000 to 2001. The increase in 2001 was primarily due to incremental sales from the mint and gum business acquired from Nabisco in December 2000 and increases in sales of base confectionery and grocery products, primarily resulting from the introduction of new confectionery products, selected confectionery selling price increases in the United States, and increased international exports. These increases were partially offset by lower sales resulting from higher promotional allowances, the divestiture of the Luden’s throat drops business and the impact of unfavorable foreign currency exchange rates.

Cost of Sales

Cost of sales decreased $107.5 million, or 4%, from 2001 to 2002. Cost of sales in 2002 included $6.4 million of costs primarily related to the relocation of equipment associated with the Corporation’s business realignment initiatives. Cost of sales in 2001 included $50.1 million associated with business realignment initiatives recorded in the fourth quarter of that year. Excluding costs related to the business realignment initiatives in both years, cost of sales decreased $63.8 million from 2001 to 2002, primarily as a result of lower costs for certain major raw materials, primarily cocoa, milk and packaging materials and reduced supply chain costs, particularly related to shipping and distribution.

Gross margin increased from 35.5% in 2001 to 37.8% in 2002. Gross margin in 2001 was negatively impacted 1.2 percentage points from the inclusion in cost of sales of a charge of $50.1 million associated with business realignment initiatives recorded during the fourth quarter of that year. Gross margin in 2002 was reduced by .2 percentage points from business realignment charges of $6.4 million recorded in cost of sales during the year. Excluding the impact of the business realignment initiatives in both years, the increase in gross margin from 36.7% in 2001 to 38.0% in 2002 primarily reflected decreased costs for certain major raw materials, higher profitability resulting from the mix of confectionery items sold in 2002 compared with sales in 2001 and the impact of supply chain efficiencies. These increases in gross margin were partially offset by higher promotion costs and returns, discounts, and allowances, which were higher as a percent of sales compared to the prior year. Gross margin was also unfavorably impacted in 2002 by poor profitability in the Corporation’s Canadian and Brazilian businesses.

Cost of sales increased $197.4 million, or 8%, from 2000 to 2001. Cost of sales in 2001 included a charge of $50.1 million associated with business realignment initiatives recorded during the fourth quarter. The $50.1 million charge to cost of sales resulted from the reduction of raw material inventories, principally cocoa beans and cocoa butter, no longer required to support operations as a result of outsourcing the manufacturing of certain ingredients. Excluding the impact of the business realignment initiatives, cost of sales increased $147.3 million, primarily reflecting higher costs associated with increased sales volume, partially offset by lower costs for freight, distribution and warehousing, as well as improved supply chain efficiencies including decreased costs for the disposal of aged finished goods inventory and obsolete packaging.

Gross margin increased from 35.3% in 2000 to 35.5% in 2001. Gross margin in 2001 was negatively impacted 1.2 percentage points from the inclusion in cost of sales of a charge of $50.1 million associated with business realignment initiatives recorded during the fourth quarter. Excluding the impact of the business realignment initiatives, the increase in gross margin to 36.7% in 2001 resulted from lower costs for freight, distribution and warehousing, as well as improved supply chain efficiencies, including decreased costs for the disposal of aged finished goods inventory and obsolete packaging. Selected confectionery selling price increases and the profitability of the mint and gum business acquired from Nabisco also contributed to the higher gross margin in 2001. The impact of these items was partially offset by higher manufacturing costs, primarily related to higher labor rates and employee benefits costs, as well as start-up costs associated with the installation of new manufacturing equipment.

Selling, Marketing and Administrative

Selling, marketing and administrative expenses decreased by $13.6 million, or 1.6% in 2002, primarily as a result of savings from the business realignment initiatives and the elimination of goodwill amortization in 2002, offset by $17.2 million of expenses incurred to explore the possible sale of the Corporation, as discussed below. Excluding incremental expenses incurred to explore the Corporation’s sale in 2002 and the impact of the amortization of intangibles in 2001, selling, marketing, and administrative expenses decreased $16.0 million, or 2%, from 2001 to 2002. The decrease in 2002 primarily reflected lower advertising, depreciation and administrative expenses, partially offset by higher expenses associated with increased consumer marketing programs and selling activities.

On July 25, 2002, the Corporation confirmed that the Hershey Trust Company, as Trustee for the Benefit of Milton Hershey School (the “Milton Hershey School Trust”) which controls 77.6% of the combined voting power of the Corporation’s Common Stock and Class B Common Stock, had informed the Corporation that it had decided to diversify its holdings and in this regard wanted Hershey Foods to explore a sale of the entire Corporation. On September 17, 2002, the Milton Hershey School Trust informed the Corporation that it had elected not to sell its controlling interest and requested that the process to explore a sale be terminated.

Selling, marketing and administrative expenses increased $120.4 million, or 17%, from 2000 to 2001, primarily reflecting selling, marketing and administrative expenditures for the newly acquired mint and gum business, increased administrative expenses primarily resulting from higher staffing levels to support sales activity in North America and international businesses, increased marketing expenses and higher incentive compensation expense. Selling, marketing and administrative costs in 2000 included a one-time gain of $7.3 million arising from the sale of certain corporate aircraft.

Business Realignment Initiatives

In late October 2001, the Corporation’s Board of Directors approved a plan to improve the efficiency and profitability of the Corporation’s operations. The plan included asset management improvements,

product line rationalization, supply chain efficiency improvements and a voluntary work force reduction program (collectively, “the business realignment initiatives”). Total costs for the business realignment initiatives were $312.4 million compared to the $310.0 million announced in January 2002. The increased costs related primarily to higher pension settlement costs associated with the voluntary work force reduction program (“VWRP”) which were recorded as incurred, and more than offset the impact of the greater than expected proceeds from the sale of certain assets.

During 2002, charges to cost of sales and business realignment and asset impairments were recorded totaling $34.0 million before tax. The total included a charge to cost of sales of $6.4 million associated with the relocation of manufacturing equipment and a net business realignment and asset impairments charge of $27.6 million. Components of the net $27.6 million pre-tax charge included a $28.8 million charge for pension settlement losses resulting from the VWRP, a $3.0 million charge for pension curtailment losses and special termination benefits resulting from manufacturing plant closures, a $.1 million charge relating to involuntary termination benefits and a $.1 million charge relating to the realignment of the domestic sales organization, partially offset by a $4.4 million favorable adjustment reflecting higher than estimated proceeds from the sale of certain assets.

During the fourth quarter of 2001, charges to cost of sales and business realignment and asset impairments were recorded totaling $278.4 million before tax. The total included a charge to cost of sales of $50.1 million associated with raw material inventory reductions and a business realignment and asset impairments charge of $228.3 million. Components of the $228.3 million pre-tax charge included $175.2 million for business realignment charges and $53.1 million for asset impairment charges. The $175.2 million for business realignment charges included $139.8 million for enhanced pension and other post-retirement benefits associated with the VWRP and $35.4 million for other costs associated with the business realignment initiatives. The $53.1 million for asset impairment charges included $45.3 million for fixed asset impairments and $7.8 million for goodwill impairment.

These initiatives are expected to generate $75 million to $80 million of annual savings when fully implemented and contributed savings of approximately $38.0 million in 2002. As of December 31, 2002, there have been no significant changes to the estimated savings for the business realignment initiatives. The major components of these initiatives were completed as of December 31, 2002. Remaining transactions primarily pertain to the sale of certain real estate associated with the closure of facilities, as discussed below, and possible pension settlement costs related to employee retirement decisions.

Asset management improvements included the decision to outsource the manufacture of certain ingredients and the related removal and disposal of machinery and equipment related to the manufacture of these ingredients. As a result of this outsourcing, the Corporation was able to significantly reduce raw material inventories, primarily cocoa beans and cocoa butter, in the fourth quarter of 2001. The remaining portion of the project was substantially completed during the first quarter of 2002.

Product line rationalization plans included the sale or exit of certain businesses, the discontinuance of certain non-chocolate confectionery products and the realignment of the Corporation’s sales organizations. Costs associated with the realignment of the sales organizations related primarily to sales office closings and terminating the use of certain sales brokers. During 2002, sales offices were closed as planned and the use of certain sales brokers was discontinued which resulted in an additional charge of $.1 million. During the second quarter, the sale of a group of the Corporation’s non-chocolate confectionery candy brands to Farley’s & Sathers Candy Company, Inc. (the “sale of certain confectionery brands to Farley’s & Sathers”) was completed. Included in the transaction were the Heide, Jujyfruits, Wunderbeans and Amazin’ Fruit trademarked confectionery brands, as well as the rights to sell Chuckles branded products, under license. Proceeds of $12.0 million associated with the sale of certain confectionery brands to Farley’s & Sathers exceeded the 2001 estimates which resulted in a $4.4 million favorable adjustment. Also during the second quarter, the Corporation discontinued and subsequently licensed the sale of its aseptically packaged drink products in the United States. Net sales for these brands were $11.6 million, $34.2 million and $38.3 million in 2002,

2001 and 2000, respectively. The sale of certain confectionery brands to Farley’s & Sathers resulted in the closure of a manufacturing facility in New Brunswick, New Jersey which was being held for sale as of December 31, 2002. An additional charge of $.7 million relating to pension curtailment losses and special termination benefits associated with the closure of the facility was recorded in 2002.

To improve supply chain efficiency and profitability, three manufacturing facilities, a distribution center and certain other facilities were planned to be closed. These included manufacturing facilities in Denver, Colorado; Pennsburg, Pennsylvania; and Palmyra, Pennsylvania and a distribution center and certain minor facilities located in Oakdale, California. During the first quarter of 2002, the manufacturing facility in Palmyra, Pennsylvania was closed and additional costs of $.1 million were recorded, as incurred, relating to retention payments. During the second quarter, operations utilizing the distribution center in Oakdale, California ceased. The manufacturing facilities in Denver, Colorado and Pennsburg, Pennsylvania were closed in the fourth quarter of 2002. An additional charge of $2.3 million relating to pension curtailment losses and special termination benefits associated with the facility closures was recorded in 2002. The Denver, Colorado facility was being held for sale and the Pennsburg, Pennsylvania facility was idle and being held for possible future use as of December 31, 2002.

In October 2001, the Corporation offered the VWRP to certain eligible employees in the United States, Canada and Puerto Rico in order to reduce staffing levels and improve profitability. The VWRP consisted of an early retirement program which provided enhanced pension, post-retirement and certain supplemental benefits and an enhanced mutual separation program which provided increased severance and temporary medical benefits. A reduction of approximately 500 employees occurred during 2002 as a result of the VWRP. Additional pension settlement costs of $28.8 million were recorded in 2002, principally associated with lump sum payments of pension benefits.

The following table summarizes the charges for certain business realignment initiatives recorded in the fourth quarter of 2001 and the related activities completed during 2002:

Accrued Liabilities	Balance 12/31/01	2002 Utilization	New charges during 2002	Balance 12/31/02
In thousands of dollars
Asset management improvements	$2,700	$(2,700)	$—	$—
Product line rationalization	15,529	(15,644)	115	—
Supply chain efficiency improvements	8,300	(8,400)	100	—
Voluntary work force reduction program	8,860	(8,860)	—	—

Total	$35,389	$(35,604)	$215	$—

New charges during 2002 related to realignment of the Corporation’s sales organizations and termination benefits. Utilization recorded against the liability in 2002 reflected cash payments totaling $25.7 million and non-cash write-offs of $9.9 million associated primarily with exiting certain businesses. The cash payments related primarily to severance payments associated with the enhanced mutual separation program and plant closures, outsourcing the manufacture of certain ingredients, VWRP administrative expenses, the realignment of the Corporation’s sales organizations and other expenses associated with exiting certain businesses and maintaining properties prior to sale.

Gain on Sale of Business

In September 2001, the Corporation completed the sale of the Luden’s throat drops business to Pharmacia Consumer Healthcare, a unit of Pharmacia Corporation. Included in the sale were the trademarks and manufacturing equipment for the throat drops business. In the third quarter of 2001, the Corporation received cash proceeds of $59.9 million and recorded a gain of $19.2 million before tax, $1.1 million after tax, as a result of the transaction. A higher gain for tax purposes reflected the low tax basis of the intangible assets included in the sale, resulting in taxes on the gain of

$18.1 million. Net sales for the Luden’s throat drops business were $8.9 million and $20.7 million in 2001 and 2000, respectively.

Interest Expense, Net

Net interest expense for 2002 was $8.4 million below the prior year, primarily as a result of a decrease in short-term interest expense due to reduced average short-term borrowings. Net interest expense for 2001 was $6.9 million below 2000 reflecting a decrease in short-term interest expense due to a decrease in average short-term borrowing rates and reduced average short-term borrowings.

Income Taxes

The Corporation’s effective income tax rate was 36.7% in 2002, 39.7% in 2001, and 38.8% in 2000. Excluding the income tax benefit associated with charges pertaining to the business realignment initiatives and the income tax provision associated with the gain on the sale of the Luden’s throat drops business, the effective income tax rate was 37.3% in 2001. The decrease in the effective income tax rate of .6 percentage points in 2002 primarily reflected the impact of the elimination of the amortization of intangibles effective January 1, 2002. The decrease of 1.5 percentage points from 2000 to 2001 was primarily due to the lower tax rate on the mint and gum business acquired in December 2000.

Net Income

Net income increased $196.4 million from 2001 to 2002. Excluding the after-tax effect of the business realignment initiatives in 2002 and 2001, the after-tax effect of incremental expenses to explore the possible sale of the Corporation in 2002 and the after-tax gain on the sale of the Luden’s throat drops business in 2001, net income increased $44.5 million or 11%.

Net income decreased $127.4 million, or 38%, from 2000 to 2001. Excluding the after-tax gain on the sale of the Luden’s throat drops business and the after-tax effect of the business realignment initiatives recorded in 2001, as well as the after-tax gain on sale of corporate aircraft in 2000, net income increased $47.8 million, or 14%, from 2000 to 2001. Net income reflecting the elimination of the amortization of intangibles would have been higher by $13.6 million and $13.5 million in 2001 and 2000, respectively.

Comparable net income reflecting the elimination of the amortization of intangibles as a percent of net sales was: 10.6% in 2002, excluding the after-tax effect of the business realignment initiatives and incremental expenses to explore the possible sale of the Corporation; 9.5% in 2001, excluding the after-tax gain on the sale of the Luden’s throat drops business and the after-tax effect of the business realignment initiatives; and 9.0% in 2000, excluding the after-tax gain on the sale of corporate aircraft.

FINANCIAL CONDITION

The Corporation’s financial condition remained strong during 2002. The capitalization ratio (total short-term and long-term debt as a percent of stockholders’ equity, short-term and long-term debt) was 39% as of December 31, 2002, and 44% as of December 31, 2001. The ratio of current assets to current liabilities was 2.3:1 as of December 31, 2002, and 1.9:1 as of December 31, 2001.

In June 2002, the Corporation completed the sale of certain confectionery brands to Farley’s & Sathers for $12.0 million in cash as part of its business realignment initiatives. Included in the transaction were the Heide, Jujyfruits, Wunderbeans and Amazin’ Fruit trademarked confectionery brands, as well as the rights to sell Chuckles branded products, under license.

In September 2001, the Corporation completed the sale of the Luden’s throat drops business to Pharmacia Consumer Healthcare, a unit of Pharmacia Corporation. Included in the sale were the trademarks and manufacturing equipment for the throat drops business. Under a supply agreement with Pharmacia, the Corporation agreed to manufacture Luden’s throat drops for up to 19 months after the date of sale. Under a separate services agreement, the Corporation agreed to continue to sell, warehouse and distribute Luden’s throat drops through March 2002. In the third quarter of 2001, the Corporation received cash proceeds of $59.9 million and recorded a gain of $19.2 million before tax, $1.1 million or $.01 per share-diluted after tax, as a result of the transaction.

In July 2001, the Corporation’s Brazilian subsidiary, Hershey do Brasil, acquired the chocolate and confectionery business of Visagis for $17.1 million. This business had sales of approximately $20 million in 2000. Included in the acquisition were the IO-IO brand of hazelnut creme items and the chocolate and confectionery products sold under the Visconti brand. Also included in the purchase were a manufacturing plant and confectionery equipment in Sao Roque, Brazil. Had the results of the acquisition been included in the consolidated results for the full year of 2001 and for 2000, the effect would not have been material.

In December 2000, the Corporation completed the purchase of the intense and breath freshener mints and gum business of Nabisco. The Corporation paid $135.0 million to acquire the business, including Ice Breakers and Breath Savers Cool Blasts intense mints, Breath Savers mints, and Ice Breakers, Carefree, Stick*Free, Bubble Yum and Fruit Stripe gums. Also included in the purchase were manufacturing machinery and equipment and a gum-manufacturing plant in Las Piedras, Puerto Rico. The Corporation’s results of operations for 2000 did not include results of the acquisition, as the transaction was completed very late in the year. Had the results of the acquired business been included in the consolidated results for 2000, the effect would not have been material.

Assets

Total assets increased $233.1 million, or 7%, as of December 31, 2002, primarily as a result of higher cash and cash equivalents, prepaid expenses and other current assets, and other non-current assets, partially offset by lower deferred income taxes, inventories, property, plant, and equipment, and goodwill.

Current assets increased by $96.1 million, or 8%, principally reflecting increased cash and cash equivalents, prepaid expenses and other current assets, substantially offset by a decrease in deferred income taxes. The increase in cash and cash equivalents reflected strong cash flows from operations during the year, offset by contributions of $308.1 million to the Corporation’s pension plans. Prepaid expenses and other current assets reflected higher prepaid pension expense associated with the funding of pension plans during the year and increased original margin balances for commodity futures. The elimination of current deferred income taxes resulted primarily from the significant liability related to the tax effect on other comprehensive income associated with the gains on commodity futures contracts during the year.

Property, plant and equipment was lower than the prior year primarily due to depreciation expense of $155.4 million and the retirement of property, plant and equipment of $19.0 million, partially offset by capital additions of $132.7 million. The decrease in goodwill primarily reflected the impact of the sale of certain confectionery brands to Farley’s & Sathers and foreign currency translation. The increase in other non-current assets primarily resulted from the pension plan funding during the year.

Liabilities

Total liabilities increased by $8.6 million, as of December 31, 2002, primarily reflecting a reduction in accrued liabilities, partially offset by an increase in deferred income taxes. The decrease in accrued liabilities was principally the result of lower pension liabilities resulting from the funding in 2002 and a decrease in enhanced employee benefits and other liabilities associated with business realignment initiatives recorded in the fourth quarter of 2001. The increase in total current and non-current deferred income taxes was primarily associated with the impact of the tax effect on other comprehensive income and the pension funding, respectively.

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

In December 2000, the Corporation’s Board of Directors unanimously adopted a Stockholder Protection Rights Agreement (“Rights Agreement”). The Rights Agreement was supported by the Corporation’s largest stockholder, the Milton Hershey School Trust. This action was not in response to any specific effort to acquire control of the Corporation. Under the Rights Agreement, the Corporation’s Board of Directors declared a dividend of one right (“Right”) for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable and will not change the manner in which the Corporation’s Common Stock is traded. The Rights Agreement is discussed further in Note 15 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Corporation’s major source of financing has been cash generated from operations. The Corporation’s income and, consequently, cash provided from operations during the year are affected by seasonal sales patterns, the timing of new product introductions, business acquisitions and divestitures, and price changes. Sales have typically been highest during the third and fourth quarters of the year, representing seasonal and holiday-related sales patterns. Generally, seasonal working capital needs peak during the summer months and have been met by issuing commercial paper.

Over the past three years, cash provided from operating activities exceeded cash requirements for dividend payments, capital expenditures and capitalized software additions, share repurchases, incentive plan transactions and business acquisitions by $177.1 million. Also during the period, the Corporation made contributions to its pension plans of $490.7 million. Total debt decreased during the period by $209.9 million, reflecting reduced short-term borrowings and the repayment of long-term debt. Cash and cash equivalents increased by $179.7 million during the period.

The Corporation anticipates that capital expenditures and capitalized software additions will be in the range of $150 million to $200 million per annum during the next several years as a result of continued efficiency improvements in existing facilities and capacity expansion to support sales growth and new products, along with continued improvement and enhancements of computer software. As of December 31, 2002, the Corporation’s principal capital commitments included manufacturing capacity expansion to support sales growth and new products, modernization and efficiency improvements and selected enhancements of computer software.

Contributions totaling $308.1 million were made to the pension plans during 2002 primarily to improve the funded status as a result of negative returns on pension plan assets during the year. In order to improve the funded status of the Corporation’s domestic pension plans, a contribution of $75.0 million was made in February 2001. An additional contribution of $95.0 million was made in December 2001 to fund payments related to the early retirement program implemented in the fourth quarter of that year.

Under share repurchase programs which began in 1993, a total of 19,600,982 shares of Common Stock have been repurchased for approximately $830.0 million, including purchases from the Milton Hershey School Trust of 4,000,000 shares for $103.1 million in 1993 and 1,579,779 shares for $100.0 million in 1999. Of the shares repurchased, 528,000 shares were retired and 7,571,170 shares were reissued to satisfy stock options obligations, Supplemental Retirement Contributions and employee stock ownership trust (“ESOP”) obligations. Of the shares reissued, 6,228,387 shares were repurchased in the open market to replace the reissued shares. Additionally, the Corporation has purchased a total of 28,000,536 shares of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $1.0 billion in privately negotiated transactions. As of December 31, 2002, a total of 45,730,735 shares were held as Treasury Stock. The share repurchase program approved by the Corporation’s Board of Directors in October 1999 for $200 million was completed in December 2002. Also in December 2002, the Corporation’s Board of Directors approved an authorization to acquire, from time to time in open market or through privately negotiated transactions, up to $500 million of its Common Stock. This authorization is expected to be completed within approximately 12 months, subject to trading liquidity, and will be funded by cash provided from operations and short-term borrowings.

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

As of December 31, 2002, the Corporation maintained short-term and long-term committed credit facilities with a syndicate of banks in the amount of $400 million which could be borrowed directly or used to support the issuance of commercial paper. The Corporation may increase the credit facilities to $1.0 billion with the concurrence of the banks. In November 2002, the short-term credit facility agreement was renewed with a credit limit of $200 million expiring in November 2003. The long-term committed credit facility agreement with a $200 million credit limit will expire in November 2006. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions. The Corporation also had lines of credit with domestic and international commercial banks of $21.0 million and $21.7 million as of December 31, 2002 and 2001, respectively.

The Corporation negotiated a settlement with the Internal Revenue Service (“IRS”) of its Corporate Owned Life Insurance (“COLI”) program effective October 1, 2001. The resulting Closing Agreement with the IRS limited the COLI interest expense deductions for all applicable tax years and resulted in the surrender of all insurance policies, thereby ending the COLI program. The settlement was a complete resolution of all federal and state tax aspects of this program.

Cash Flow Activities

Over the past three years, cash from operating activities provided approximately $1.8 billion. Over this period, cash used by or provided from accounts receivable and inventories has tended to fluctuate as a result of sales during December and inventory management practices. Cash provided from inventories was principally associated with a reduction of raw material inventories in December 2001 as part of the Corporation’s business realignment initiatives. The change in cash required for or provided from other assets and liabilities between the years was primarily related to hedging transactions, the timing of payments for accrued liabilities, including income taxes, and variations in the funded status of pension plans.

Investing activities included capital additions, capitalized software additions, business acquisitions and divestitures. Capital additions during the past three years included the purchase of manufacturing equipment, and expansion and modernization of existing facilities. Capitalized software additions over the past three years were associated primarily with the ongoing enhancement of information systems.

In June 2002, the Corporation completed the sale of certain confectionery brands to Farley’s & Sathers for $12.0 million in cash as part of its business realignment initiatives.

In July 2001, the Corporation’s Brazilian subsidiary, Hershey do Brasil, acquired the chocolate and confectionery business of Visagis for $17.1 million. In September 2001, the Luden’s throat drops business was sold for $59.9 million in cash. The acquisition of Nabisco’s mint and gum business for $135.0 million was completed in 2000.

Financing activities included debt borrowings and repayments, payments of dividends, the exercise of stock options, incentive plan transactions, and the repurchase of Common Stock. During the past three years, short-term borrowings in the form of commercial paper or bank borrowings were used to purchase Nabisco’s mint and gum business, fund seasonal working capital requirements, and finance share repurchase programs. During the past three years, a total of 4,261,484 shares of Common Stock have been repurchased for $224.4 million. Cash used for incentive plan transactions of $274.7 million during the past three years was partially offset by cash received from the exercise of stock options of $141.1 million. Cash used by incentive plan transactions reflected purchases of the Corporation’s Common Stock in the open market to replace treasury stock issued for stock options exercises.

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The following table summarizes the Corporation’s contractual cash obligations by year:

	Payments Due by Year
	(In thousands of dollars)
Contractual Obligations	2003	2004	2005	2006	2007	Thereafter	Total
Unconditional Purchase Obligations	$806,300	$481,900	$134,600	$6,000	$6,000	$8,200	$1,443,000
Non-cancelable Operating Leases	17,617	17,331	17,157	14,562	10,750	18,361	95,778
Long-term Debt	16,989	636	201,639	142	150,144	499,239	868,789

Total Obligations	$840,906	$499,867	$353,396	$20,704	$166,894	$525,800	$2,407,567

In entering into these contractual obligations, the Corporation has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation’s risk is limited to replacing the contracts at prevailing market rates. The Corporation does not expect any significant losses as a result of counterparty defaults.

The Corporation has entered into certain obligations for the purchase of raw materials. Purchase obligations primarily reflect forward contracts for the purchase of raw materials from third-party brokers and dealers to minimize the effect of future price fluctuations. Total obligations for each year are comprised of fixed price contracts for the purchase of commodities and unpriced contracts which have been valued using market prices as of December 31, 2002. The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. However, the variability of such costs is mitigated to the extent of the Corporation’s futures price cover for those periods. Accordingly, increases or decreases in market prices will be offset by gains or losses on commodity futures contracts to the extent that the unpriced contracts are hedged as of December 31, 2002 and in future periods. These obligations are satisfied by taking delivery of the specific commodities for use in the manufacture of finished goods. For each of the three years in the period ended December 31, 2002, such obligations were fully satisfied by taking delivery of and making payment for the specific commodities.

The Corporation has entered into three off-balance sheet arrangements for the leasing of certain warehouse and distribution facilities. These off-balance sheet arrangements enabled the Corporation to lease these facilities under more favorable terms than other leasing alternatives. The operating lease arrangements are with special purpose trusts (“SPTs”) whereby the Corporation leases warehouse and distribution facilities in Redlands, California; Atlanta, Georgia; and Hershey, Pennsylvania, as discussed below. The SPTs were formed to facilitate the acquisition and subsequent leasing of the facilities to the Corporation. The SPTs financed the acquisition of the facilities by issuing notes and equity certificates to independent third-party financial institutions. The independent third-party financial institution which holds the equity certificates is the owner of the SPTs. The owner of the SPTs has made substantive residual equity capital investments in excess of 3% which will be at risk during the entire term of each lease. Accordingly, the Corporation is not permitted to consolidate the SPTs because all of the conditions for consolidation have not been met. Aside from the residual guarantees and instrument guarantees associated with the individual leasing arrangements, as discussed below, the Corporation has provided no other guarantees or capitalization of these entities. The obligations in connection with these leases have not been collateralized by the Corporation. The Corporation has no obligations with respect to refinancing of the lessor’s debt, would incur no significant penalties which would result in the reasonable assurance of continuation of the leases and has no significant guarantees in addition to the residual and instrument guarantees discussed below. There are no other material commitments or contingent liabilities associated with the leasing arrangements. The Corporation’s transactions with the SPTs are limited to the operating lease agreements and the associated rent expense is included in cost of sales in the Consolidated Statements of Income. The Corporation does not anticipate entering into any other arrangements involving special purpose entities.

The leases include substantial residual guarantees by the Corporation for a significant amount of the financing and options to purchase the facilities at original cost. Pursuant to instrument guarantees, in the event of a default under the lease agreements, the Corporation guaranteed to the note holders and certificate holders payment in an amount equal to all sums then due under the leases.

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

There are no penalties or other disincentives under the lease agreements if the Corporation decides not to renew any of the three leases. The terms for each renewal period under each of the three lease arrangements are identical to the initial terms and do not represent bargain lease terms.

If the Corporation were to exercise its options to purchase the three facilities at original cost at the end of the respective initial lease terms, the Corporation could purchase the facilities for a total of approximately $120.0 million, $79.9 million for the Pennsylvania and Georgia facilities in 2005, and $40.1 million for the California facility in 2007. If the Corporation chooses not to renew the leases or purchase the assets at the end of the lease terms, the Corporation is obligated under the residual guarantees for approximately $103.2 million in total for the three leases. Additionally, the Corporation is obligated to re-market each property on the lessor’s behalf and, upon sale, distribute a portion of the proceeds to the note holders and certificate holders up to an amount equal to the remaining debt and equity certificates and to pay closing costs. If the Corporation chooses not to renew or purchase the assets at the end of the lease terms, the Corporation does not anticipate a material disruption to operations, since such facilities are not unique, facilities with similar racking and storage capabilities are available in each of the areas where the facilities are located, there are no significant leasehold improvements that would be impaired, there would be no adverse tax consequences, the financing of replacement facilities would not be material to the Corporation’s cash flows and costs related to relocation would not be significant to income.

The facility located near Hershey, Pennsylvania was constructed on land owned by the Corporation. The Corporation entered into a ground lease with the lessor, an SPT. The initial term of the ground lease extends to the date that is the later of (i) the date the facility lease is no longer in effect, or (ii) the date when the Corporation satisifies the residual guarantee associated with the lease. An additional term for the ground lease begins upon the end of the initial ground lease term and ends upon the later of the date all sums required to be paid under the lease agreement are paid in full and the 75th anniversary of the ground lease commencement date. If the Corporation chooses not to renew the building lease or purchase the building, it must re-market the building on the lessor’s behalf subject to the ground lease, which will continue in force until the earlier of the date all sums required to be paid under the lease agreement are paid in full and the 75th anniversary of the ground lease inception date. The lease of the warehouse and distribution facility does not include any provisions which would require the Corporation to sell the land to the SPT.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This Interpretation addresses consolidation by business enterprises of special-purpose entities (SPEs) to which the usual condition for consolidation described in Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” does not apply because the SPEs have no voting interests or otherwise are not subject to control through ownership of voting interests.

The Interpretation is effective for calendar year companies beginning in the third quarter of 2003 and it is reasonably possible that the Interpretation will require the consolidation of the Corporation’s three off-balance sheet arrangements with SPTs for the leasing of certain warehouse and distribution facilities as described in Note 4, Commitments. The consolidation of these entities will result in an increase to property, plant and equipment of approximately $120.0 million, with a corresponding increase to long-term debt and minority interest. The consolidation of these entities will also result in an increase to depreciation expense of approximately $5.0 million on an annual basis.

ACCOUNTING POLICIES AND MARKET RISKS ASSOCIATED WITH DERIVATIVE INSTRUMENTS

The Corporation utilizes certain derivative instruments, from time to time, including interest rate swaps, foreign currency forward exchange contracts and commodities futures contracts, to manage interest rate, currency exchange rate and commodity market price risk exposures. Interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. Commodities futures contracts are entered into for varying periods and are intended to be and are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. The Corporation does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features. In entering into these contracts, the Corporation has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any significant losses as a result of counterparty defaults.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). Subsequently, the FASB issued Statement No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133” and Statement No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.” SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as amended, requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

SFAS No. 133, as amended, provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. All derivative instruments currently utilized by the Corporation, including interest rate swaps, foreign exchange contracts and commodities futures contracts, are designated and accounted for as cash flow hedges. The Corporation adopted SFAS No. 133, as amended, as of January 1, 2001. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 6 to the Consolidated Financial Statements, Derivative Instruments and Hedging Activities.

The information below summarizes the Corporation’s market risks associated with long-term debt and derivative instruments outstanding as of December 31, 2002. This information should be read in conjunction with Note 1, Note 6 and Note 8 to the Consolidated Financial Statements.

Long-Term Debt

The table below presents the principal cash flows and related interest rates by maturity date for long-term debt, including the current portion, as of December 31, 2002. The fair value of long-term debt was determined based upon quoted market prices for the same or similar debt issues.

	Maturity Date
	(In thousands of dollars except for rates)
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Long-term Debt	$16,989	$636	$201,639	$142	$150,144	$499,239	$868,789	$1,005,943
Fixed Rate	2.0%	5.8%	6.7%	2.0%	6.9%	7.4%	7.1%

The fair value of long-term debt increased $48.2 million from the prior year as a result of a decrease in interest rates for the same or similar debt instruments as of December 31, 2002.

Interest Rate Swaps

In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swap agreements. In February 2001, the Corporation entered into interest rate swap agreements that effectively converted variable-interest-rate rental payments on certain operating leases from a variable to a fixed rate of 6.1%. The fair value of interest rate swaps is defined as the difference in the present values of cash flows calculated at the contracted interest rates and at current market interest rates at the end of the period. The fair value of the swap agreements is calculated quarterly based upon the quoted market price for the same or similar financial instruments. The fair value of the interest rate swap agreements was a liability of $7.1 million and $2.7 million as of December 31, 2002 and 2001, respectively. The potential loss in fair value of interest rate swaps resulting from a hypothetical near-term adverse change in market rates of ten percent was $.7 million and $.3 million as of December 31, 2002 and 2001, respectively. The Corporation’s risk related to the interest rate swap agreements is limited to the cost of replacing the agreements at prevailing market rates.

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

Foreign exchange forward contracts are intended to be and are effective as hedges of firm, identifiable, foreign currency commitments. Prior to January 1, 2001, the Corporation accounted for foreign exchange forward contracts in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation,” and accordingly, gains and losses were deferred and accounted for as part of the underlying transactions.

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

As of December 31, 2002, the Corporation had foreign exchange forward contracts maturing primarily in 2003 and 2004 to purchase $45.1 million in foreign currency, primarily British sterling and euros, and to sell $17.2 million in foreign currency, primarily Japanese yen, at contracted forward rates.

As of December 31, 2001, the Corporation had foreign exchange forward contracts maturing primarily in 2002 and 2003 to purchase $24.3 million in foreign currency, primarily British sterling and euros, and to sell $12.2 million in foreign currency, primarily Japanese yen, at contracted forward rates.

The fair value of foreign exchange contracts is defined as the amount of the difference between contracted and current market foreign currency exchange rates as of the end of the period. On a quarterly basis, the fair value of foreign exchange contracts is estimated by obtaining market quotes for future contracts with similar terms, adjusted where necessary for maturity differences. As of December 31, 2002, the fair value of foreign exchange forward contracts was an asset of $3.1 million. As of December 31, 2001, the fair value of foreign exchange forward contracts was a liability of $.3 million. The potential loss in fair value of foreign exchange contracts resulting from a hypothetical near-term adverse change in market rates of ten percent was $.3 million and less than $.1 million as of December 31, 2002 and 2001, respectively. The Corporation’s risk related to the foreign exchange contracts is limited to the cost of replacing the contracts at prevailing market rates.

Commodity Price Risk Management

The Corporation’s most significant raw material requirements include cocoa, sugar, milk, peanuts and almonds. The Corporation attempts to minimize the effect of future price fluctuations related to the purchase of these raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 3 to 24 months. With regard to cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products, price risks are also managed by entering into futures contracts. At the present time, active futures contracts are not available for use in pricing the Corporation’s other major raw material requirements. Futures contracts are used in combination with forward purchasing of cocoa, sugar, corn sweetener, natural gas and certain dairy product requirements principally to take advantage of market fluctuations which provide more favorable pricing opportunities and flexibility in sourcing these raw materials and energy requirements. Fuel oil futures contracts are used to minimize price fluctuations associated with the Corporation’s transportation costs. The Corporation’s commodity procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

The cost of cocoa beans and the prices for the related commodity futures contracts historically have been subject to wide fluctuations attributable to a variety of factors, including the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates, political unrest in producing countries and speculative influences. Cocoa prices in 2002 rose sharply following a rebellion in the world’s largest cocoa producing country, the Ivory Coast. Continued civil unrest could result in further price increases in 2003. The Corporation’s costs during 2003 will not necessarily reflect market price fluctuations because of its forward purchasing practices, premiums and discounts reflective of relative values, varying delivery times, and supply and demand for specific varieties and grades of cocoa beans.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Corporation enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Prior to January 1, 2001, accounting for commodities futures contracts was in accordance with Statement of Financial Accounting Standards No. 80, “Accounting for Futures Contracts.” Futures contracts met the hedge criteria and were accounted for as hedges. Accordingly, gains and losses were deferred and recognized in cost of sales as part of the product cost.

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

For the years ended December 31,	2002		2001
In millions of dollars	Fair Value	Market Risk (Hypothetical 10% Change)	Fair Value	Market Risk (Hypothetical 10% Change)
Highest long position	$72.3	$7.2	$(15.1)	$1.5
Lowest long position	(30.1)	3.0	(96.9)	9.7
Average position (long)	23.8	2.4	(46.7)	4.7

The increase in fair values from 2001 to 2002 primarily reflected an increase in net commodity positions in 2002. The negative positions primarily resulted as unpriced physical forward contract futures requirements exceeded the amount of commodities futures being held at certain points in time during the years.

Sensitivity analysis disclosures represent forward-looking statements, which are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. The important factors that could affect the sensitivity analysis disclosures include significant increases or decreases in market prices reflecting fluctuations attributable to the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates, political unrest in producing countries and speculative influences in addition to changes in the Corporation’s hedging strategies.

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

Critical accounting estimates involved in applying the Corporation’s accounting policies are those that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, and would have a material impact on the presentation of the Corporation’s financial condition, changes in financial condition or results of operations. The Corporation’s most critical accounting estimates, discussed below, pertain to accounting policies for accounts receivable—trade, accrued liabilities and pension and other post-retirement benefit plans.

Accounts Receivable—Trade

In the normal course of business, the Corporation extends credit to customers that satisfy pre-defined credit criteria. The Corporation believes that it has little concentration of credit risk due to the diversity of its customer base. Accounts Receivable—Trade, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historical trends and an evaluation of the impact of current and projected economic conditions. The Corporation monitors the collectibility of its accounts receivable on an ongoing basis by analyzing the aging of its accounts receivable, assessing the credit worthiness of its customers and evaluating the impact of reasonably likely changes in economic conditions that may impact credit risks. Estimates with regard to the collectibility of accounts receivable are reasonably likely to change in the future.

Over the three year period ended December 31, 2002, the Corporation recorded expense averaging approximately $2.4 million per year for potential uncollectible accounts. Write-offs of uncollectible accounts, net of recoveries, averaged approximately $3.0 million over the same period. The provision for uncollectible accounts is recognized as selling, marketing and administrative expense on the Consolidated Statements of Income. Over the past three years, the allowance for doubtful accounts has ranged from 2% to 3% of gross accounts receivable. If reasonably possible near-term changes in the most material assumptions were made with regard to the collectibility of accounts receivable, the amounts by which the annual provision would have changed would range from a reduction in expense of approximately $2.6 million to an increase in expense of approximately $1.5 million. Changes in estimates for future uncollectible accounts receivable would not have a material impact on the Corporation’s liquidity or capital resources.

Accrued Liabilities

Accrued liabilities requiring the most difficult or subjective judgments include liabilities associated with marketing promotion programs and potentially unsaleable products. The Corporation utilizes numerous trade promotions and consumer coupon programs. The costs of such programs are recognized as a reduction to net sales with the recording of a corresponding accrued liability based on estimates at the time of product shipment or coupon release. The accrued liability for marketing promotions is determined through analysis of programs offered, historical trends, expectations regarding customer and consumer participation, sales and payment trends, and experience with payment patterns associated with similar programs that had been previously offered. The estimated costs of these programs are reasonably likely to change in the future as a result of changes in trends with regard to customer and consumer participation, particularly for new programs and for programs related to the introduction of new products. Promotional costs were $461.6 million, $423.0 million and $400.6 million in 2002, 2001 and 2000, respectively. Reasonably possible near-term changes in the most material assumptions regarding the cost of promotional programs would have resulted in changes ranging from a reduction in such costs of approximately $13.7 million to an increase in costs of approximately $12.0 million, with an increase or decrease to net sales and operating income within that range. Over the last three years, actual promotion costs have not deviated from the estimated amounts by more than 4%. Changes in estimates related to the cost of promotion programs would not have a material impact on the Corporation’s liquidity or capital resources.

At the time of sale, the Corporation estimates a cost for the possibility that products will become aged or unsaleable in the future. The estimated cost is included as a reduction to net sales. A related accrued liability is determined using statistical analysis that incorporates historical sales trends, seasonal timing and sales patterns, and product movement at retail. Changes in estimates for costs associated with unsaleable products may change as a result of inventory levels in the distribution channel, current economic trends, changes in consumer demand, the introduction of new products and changes in trends of seasonal sales in response to promotion programs. Over the three-year period ended December 31, 2002, costs associated with aged or unsaleable products have amounted to approximately 2% of gross sales. Reasonably possible near-term changes in the most material assumptions regarding the estimates of such costs would have increased or decreased net sales and operating income in a range from $.5 million to $1.0 million. In each of the years in the three-year period ended December 31, 2002, actual costs have not deviated from the Corporation’s estimates by more than 2%. Reasonably possible near-term changes in the estimates of costs associated with unsaleable products would not have a material impact on the Corporation’s liquidity or capital resources.

Pension and Other Post-Retirement Benefit Plans

The Corporation’s policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 and federal income tax laws, respectively. Non-domestic pension liabilities are funded in accordance with applicable local laws and regulations. Plan assets are invested in a broadly diversified portfolio consisting primarily of domestic and international common stocks and fixed income securities. Short-term and long-term liabilities associated with benefit plans are primarily determined based on actuarial calculations. These calculations are made considering payroll and employee data, including age and years of service, along with actuarial assumptions at the date of the financial statements. The Corporation takes into consideration long-term projections with regard to economic conditions, including interest rates, return on assets and the rate of increase in compensation levels. With regard to liabilities associated with other post-retirement benefit plans that provide health care and life insurance, the Corporation takes into consideration the long-term annual rate of increase in the per capita cost of the covered benefits. In compliance with the provisions of Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions,” and Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” the discount rate assumption is reviewed and may be revised annually. The expected long-term rate of return on assets assumption (“asset return assumption”) for funded plans is by its nature of a longer duration and would be revised only when long-term asset return projections demonstrate that need.

Net periodic pension benefits costs for the Corporate sponsored plans were $29.8 million, $20.4 million and $14.4 million, respectively, in 2002, 2001 and 2000. For 2003, net periodic pension benefits cost is expected to increase primarily due to higher recognized net actuarial losses. Actuarial gains and losses may arise when actual experience differs from assumed experience or when the actuarial assumptions used to value the plan’s obligations are revised from time to time. The

Corporation’s policy is to amortize only unrecognized net actuarial gains/losses in excess of 10% of the respective plan’s projected benefit obligation, or fair market value of assets, if greater. The estimated recognized net actuarial loss component of net periodic pension benefits cost for 2003 is $15.0 million based on the December 31, 2002 unrecognized net actuarial loss presented in Note 13, Pension and Other Post-Retirement Benefits Plans, of $305.5 million and an amortization period of primarily fifteen years, the average remaining service period of active employees expected to receive benefits under the plans (“average remaining service period”). Changes to the assumed rates of participant termination, disability and retirement would impact the average remaining service period. An increase in these rates would decrease the average remaining service period and a decrease in these rates would have the opposite effect. However, changes to these assumed rates are not anticipated at this time. The 2002 recognized net actuarial loss component of net periodic pension benefits cost was $4.4 million. Projections beyond 2003 are dependent on a variety of factors such as changes to the discount rate and the actual return on pension plan assets.

For 2002, the Corporation used a discount rate assumption of 7.0% in the calculation of net periodic pension benefits cost for all plans, except for a domestic plan which used 6.5% after August 31, 2002 due to the calculation of a settlement loss on that date. The settlement also required plan assets and obligations to be valued with updated assumptions as of that date for the calculation of net periodic pension benefits cost for the period from August 31, 2002 through December 31, 2002. For 2001 and 2000, a discount rate assumption of 7.5% was used in the calculation of net periodic pension benefits cost. The use of a different discount rate assumption can significantly impact net periodic pension benefits cost. A one percentage point decrease in the discount rate assumption would have increased 2002 net periodic pension benefits cost by $6.9 million and a one percentage point increase in the discount rate assumption would have decreased 2002 net periodic pension benefits cost by $4.4 million. The Corporation’s discount rate represents the estimated rate at which pension benefits could be effectively settled. In order to estimate this rate, the Corporation considers the yields of several high-quality fixed income investments including 30 year AA and A Corporate bonds as well as the yield of the Merrill Lynch index for 10+ year high quality Corporate bonds.

The Corporation reduced its discount rate assumption to 6.3% for valuing obligations as of December 31, 2002 from 7.0% as of December 31, 2001, due to the declining interest rate environment. A one percentage point decrease in the discount rate assumption would have increased the December 31, 2002 pension benefits obligations by $89.6 million and a one percentage point increase in the discount rate assumption would have decreased the December 31, 2002 pension benefits obligations by $75.4 million.

For 2002, 2001 and 2000, an asset return assumption of 9.5% was used in the calculation of net periodic pension benefits cost and the expected return on plan assets component of net periodic pension benefits cost was based on the fair market value of pension plan assets. The use of a different asset return assumption can significantly impact net periodic pension benefits cost. A one percentage point decrease in the asset return assumption would have increased 2002 net periodic pension benefits cost by $6.2 million and a one percentage point increase in the asset return assumption would have decreased 2002 net periodic pension benefits cost by $6.2 million.

The Corporation’s pension asset investment policies specify ranges of pension asset allocation percentages for each asset class. The ranges for the domestic pension plans were as follows: large-capitalization domestic equities, 40%–55%; small/mid-capitalization domestic equities, 10%–20%; international equities, 5%–15%; fixed income investments, 15%–35%; and cash, 0%–5%. As of December 31, 2002, the actual allocations were within the ranges, except for fixed income investments which were slightly below the minimum point of the range and cash which was approximately 18% of plan assets. During December 2002, $150 million was contributed to the domestic pension plans which was not yet invested into one of the asset classes as of December 31, 2002. The level of volatility in pension plan asset returns is expected to be in line with the overall volatility of the markets and weightings within the asset classes disclosed.

The Corporation will be reducing the asset return assumption for 2003 to 8.5% based on an assessment of expected average asset returns for each asset class over the next 10 years utilizing outside investment manager projections. The geometric average asset return assumptions for the asset classes were as follows: large-capitalization domestic equities, 8.9%; small/mid-capitalization domestic equities, 9.9%; international equities, 9.4%; and fixed income investments, 6.5%. The historical geometric average return over the 15 years prior to December 31, 2002 was approximately 8.9%. Actual asset losses during 2002 and 2001 were approximately (13.1)% and (5.8)%, respectively.

For 2002 and 2001, the Corporation had no minimum funding requirements for the domestic plans and minimum funding requirements for the non-domestic plans were not material. However, the Corporation made contributions of $308.1 million in 2002 and $172.3 million in 2001 to improve the funded status. These contributions were fully tax deductible. A one percentage point change in the discount rate or asset return assumptions would not have changed the 2002 minimum funding requirements for the domestic plans. For 2003, there will be no minimum funding requirements for the domestic plans and minimum funding requirements for the non-domestic plans will not be material. However, the Corporation may choose to make contributions in 2003 to improve the funded status.

Other post-retirement benefits costs relate primarily to health care and life insurance benefits. Net periodic other post-retirement benefits costs for the Corporate sponsored plans were $23.7 million, $21.8 million and $15.0 million in 2002, 2001 and 2000, respectively. For the calculation of net periodic other post-retirement benefits cost, discount rate assumptions of 7.0%, 7.5% and 7.5% were used for 2002, 2001 and 2000, respectively. The use of a different discount rate assumption can significantly impact net periodic other post-retirement benefits costs. A one percentage point decrease in the discount rate assumption would have increased 2002 net periodic other post-retirement benefits costs by $2.6 million and a one percentage point increase in the discount rate assumption would have decreased 2002 net periodic other post-retirement benefits costs by $2.1 million.

The Corporation used discount rate assumptions of 6.3% and 7.0% to value the other post-retirement benefits obligations as of December 31, 2002 and 2001, respectively. A one percentage point decrease in the discount rate assumption would have increased the December 31, 2002 other post-retirement benefits obligations by $36.9 million and a one percentage point increase in the discount rate assumption would have decreased the December 31, 2002 other post-retirement benefits obligations by $30.9 million.

Other critical accounting policies employed by the Corporation include the following:

Goodwill and Other Intangible Assets

The Corporation adopted Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”) as of July 1, 2001, and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) as of January 1, 2002. Through December 31, 2001, goodwill resulting from business acquisitions was amortized over 40 years. The reassessment of the useful lives of intangible assets acquired on or before June 30, 2001 was completed during the first quarter of 2002. Amortization of goodwill resulting from business acquisitions of $388.7 million was discontinued as of January 1, 2002. Other intangible assets totaling $40.4 million as of January 1, 2002 primarily consisted of trademarks and patents obtained through business acquisitions. The useful lives of trademarks were determined to be indefinite and, therefore, amortization of these assets was discontinued as of January 1, 2002. Patents valued at a total of $9.0 million are being amortized over their remaining legal lives of approximately eighteen years.

The impairment evaluation for goodwill is conducted annually using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made annually by comparing the carrying amount of these assets to their estimated fair value. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and other intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

Goodwill was assigned to reporting units and transitional impairment tests were performed for goodwill and other intangible assets during the first quarter of 2002 and the annual impairment tests were performed in the fourth quarter of 2002. No impairment of assets was determined as a result of these tests.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Corporation enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Prior to January 1, 2001, accounting for commodities futures contracts was in accordance with Statement of Financial Accounting Standards No. 80, “Accounting for Futures Contracts.” Futures contracts met the hedge criteria and were accounted for as hedges. Accordingly, gains and losses were deferred and recognized in cost of sales as part of the product cost.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). Subsequently, the FASB issued Statement No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133” and Statement No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.” SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as amended, requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Corporation adopted SFAS No. 133, as amended, as of January 1, 2001. SFAS No. 133, as amended, provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. All derivative instruments currently utilized by the Corporation, including commodities futures contracts, are designated and accounted for as cash flow hedges. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 6, Derivative Instruments and Hedging Activities.

Net after-tax gains on cash flow hedging derivatives reflected in comprehensive income were $106.7 million for 2002. Net after-tax losses on cash flow hedging derivatives reflected in comprehensive income were $7.8 million for 2001. Net gains and losses on cash flow hedging derivatives were primarily associated with commodities futures contracts. Reclassification adjustments from accumulated other comprehensive income (loss) to income, for gains or losses on cash flow hedging derivatives, were reflected in cost of sales. Reclassification of gains of $17.9 million for 2002 and losses of $19.3 million for 2001 were associated with commodities futures contracts. Gains on commodities futures contracts recognized in cost of sales as a result of hedge ineffectiveness were approximately $1.5 million and $1.7 million before tax for the years ended December 31, 2002 and 2001, respectively. No gains or losses on cash flow hedging derivatives were reclassified from accumulated other comprehensive income (loss) into income as a result of the discontinuance of a hedge because it became probable that a hedged forecasted transaction would not occur. There were no components of gains or losses on cash flow hedging derivatives that were recognized in income because such components were excluded from the assessment of hedge effectiveness. The amount of net gains on cash flow hedging derivatives, including foreign exchange forward contracts, interest rate swap agreements and commodities futures contracts, expected to be reclassified into earnings in the next twelve months was approximately $54.5 million and $6.2 million after tax as of December 31, 2002 and 2001, respectively, which were principally associated with commodities futures contracts.

MARKET PRICES AND DIVIDENDS

Cash dividends paid on the Corporation’s Common Stock and Class B Stock were $167.8 million in 2002 and $154.8 million in 2001. The annual dividend rate on the Common Stock in 2002 was $1.31 per share, an increase of 8% over the 2001 rate of $1.21 per share. The 2002 dividend increase represented the 28th consecutive year of Common Stock dividend increases.

On February 12, 2003, the Corporation’s Board of Directors declared a quarterly dividend of $.3275 per share of Common Stock payable on March 14, 2003, to stockholders of record as of February 25, 2003. It is the Corporation’s 293rd consecutive Common Stock dividend. A quarterly dividend of $.295 per share of Class B Stock also was declared.

Hershey Foods Corporation’s Common Stock is listed and traded principally on the New York Stock Exchange (“NYSE”) under the ticker symbol “HSY.” Approximately 211.2 million shares of the Corporation’s Common Stock were traded during 2002. The Class B Stock is not publicly traded.

The closing price of the Common Stock on December 31, 2002, was $67.44. There were 38,754 stockholders of record of the Common Stock and the Class B Stock as of December 31, 2002.

The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:

	Dividends Paid Per Share		Common Stock Price Range*
	Common Stock	Class B Stock	High	Low
2002
1st Quarter	$.3025	$.2725	$72.49	$65.92
2nd Quarter	.3025	.2725	72.14	62.13
3rd Quarter	.3275	.2950	79.49	56.45
4th Quarter	.3275	.2950	67.99	61.22

Total	$1.2600	$1.1350

2001
1st Quarter	$.2800	$.2525	$70.15	$55.13
2nd Quarter	.2800	.2525	69.58	58.55
3rd Quarter	.3025	.2725	66.45	58.70
4th Quarter	.3025	.2725	68.62	60.40

Total	$1.1650	$1.0500

* NYSE-Composite Quotations for Common Stock by calendar quarter.

RETURN MEASURES

Operating Return on Average Stockholders’ Equity

The Corporation’s operating return on average stockholders’ equity was 34.6% in 2002. Over the most recent six-year period, the return has ranged from 28.9% in 1999 to 37.6% in 1998. For the purpose of calculating operating return on average stockholders’ equity, earnings is defined as net income adjusted to reflect the impact of the elimination of the amortization of intangibles for all years and excluding the after-tax effect of incremental expenses to explore the possible sale of the Corporation in 2002, the after-tax effect of the business realignment initiatives in 2002 and 2001, and the after-tax gains on the sale of the Luden’s throat drops business in 2001, the sale of corporate aircraft in 2000, and the sale of the pasta business in 1999.

Operating Return on Average Invested Capital

The Corporation’s operating return on average invested capital was 19.7% in 2002. Over the most recent six-year period, the return has ranged from 15.4% in 1999 to 19.7% in 2002. Average invested capital consists of the annual average of beginning and ending balances of long-term debt, deferred income taxes and stockholders’ equity. For the purpose of calculating operating return on average invested capital, earnings is defined as net income adjusted to reflect the impact of the elimination of the amortization of intangibles for all years and excluding the after-tax effect of incremental expenses to explore the possible sale of the Corporation in 2002, the after-tax effect of the business realignment initiatives in 2002 and 2001, the after-tax gains on the sale of the Luden’s throat drops business in 2001, the sale of corporate aircraft in 2000, and the sale of the pasta business in 1999, and the after-tax effect of interest on long-term debt.

OUTLOOK

The outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially.

Going forward, the Corporation has set balanced long-term goals, including: three to four percent revenue growth; continued gross margin expansion; nine to eleven percent growth in earnings per share; improvement in returns on invested capital and continued market share gains. In December 2002, the Corporation announced an increase of approximately 11% in the price of standard-size candy bars effective January 1, 2003, representing an average increase of 3% over the entire domestic product line. Sales volume growth in 2003 is expected to be somewhat lower than the Corporation’s long-term goal as a result of the price increase and sales growth in the first quarter of 2003 will be lower as a result of the buy-in in the fourth quarter of 2002.

The Corporation intends to make further gains in market share and to increase spending on brand building and selling capabilities in 2003. Results in 2003 will also benefit from cost savings generated from the business realignment initiatives and continued control of administrative costs.

The Corporation expects to expand margins in 2003, as the Corporation continues to increase sales in more profitable product lines and improve operating efficiencies throughout the supply chain. In addition, commodity costs are anticipated to be relatively stable in 2003 as a result of the Corporation’s forward purchasing and hedging practices. The Corporation plans to achieve earnings per share growth of nine to eleven percent in 2003 from its operating performance and execution of its share repurchase program, as discussed below.

Profitability in future periods is affected by various factors, including sales volume, selling prices, raw material and logistics costs, manufacturing efficiencies and the mix of products sold in any period. Cocoa market prices rose sharply during 2002 and this increase accelerated following a rebellion in the world’s largest cocoa producing country, the Ivory Coast. Continued civil unrest in the Ivory Coast could result in further cocoa price increases. The Corporation’s costs during 2003 and beyond will not necessarily reflect market price fluctuations because of its forward purchasing practices, premiums and discounts reflective of relative values, varying delivery times, and supply and demand for specific varieties and grades of cocoa beans. The Corporation’s costs for cocoa will increase substantially in 2004; however, the Corporation expects to achieve its long-term goals for growth and profitability by a combination of price increases and/or product weight changes, improved sales mix, supply chain cost reductions and strict control of other costs to offset potential cost increases and respond to changes in the competitive environment.

The Corporation expects strong cash flows from operating activities in 2003. Net cash provided from operating activities is expected to exceed cash requirements for capital additions, capitalized software additions and anticipated dividend payments. The Corporation will continue to monitor the funded status of pension plans based on market performance and make future contributions as appropriate. The Corporation announced on December 12, 2002, that it is authorized to acquire up to $500 million of the Corporation’s Common Stock in open market or through privately negotiated transactions. This authorization is expected to be completed within approximately 12 months, subject to trading liquidity, and will be funded by cash provided from operations and short-term borrowings.

Safe Harbor Statement

The nature of the Corporation’s operations and the environment in which it operates subject it to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, the Corporation notes the following factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. Many of the forward-looking statements contained in this document may be identified by the use of forward-looking words such as “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential,” among others. Factors which could cause results to differ include, but are not limited to: changes in the confectionery and grocery business environment, including actions of competitors and changes in consumer preferences; customer and consumer response to selling price increases; changes in governmental laws and regulations, including taxes; market demand for new and existing products; changes in raw material and other costs; pension cost factors, such as actuarial assumptions and employee retirement decisions; and the Corporation’s ability to implement improvements to and reduce costs associated with the Corporation’s supply chain.

HERSHEY FOODS CORPORATION CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31,	2002	2001	2000

In thousands of dollars except per share amounts
Net Sales	$4,120,317	$4,137,217	$3,820,416

Costs and Expenses:
Cost of sales	2,561,052	2,668,530	2,471,151
Selling, marketing and administrative	833,426	846,976	726,615
Business realignment and asset impairments	27,552	228,314	—
Gain on sale of business	—	(19,237)	—

Total costs and expenses	3,422,030	3,724,583	3,197,766

Income before Interest and Income Taxes	698,287	412,634	622,650
Interest expense, net	60,722	69,093	76,011

Income before Income Taxes	637,565	343,541	546,639
Provision for income taxes	233,987	136,385	212,096

Net Income	$403,578	$207,156	$334,543

Net Income Per Share—Basic	$2.96	$1.52	$2.44

Net Income Per Share—Diluted	$2.93	$1.50	$2.42

Cash Dividends Paid Per Share:
Common Stock	$1.260	$1.165	$1.080
Class B Common Stock	1.135	1.050	.975

The notes to consolidated financial statements are an integral part of these statements. A-23

HERSHEY FOODS CORPORATION CONSOLIDATED BALANCE SHEETS
December 31,	2002	2001

In thousands of dollars
ASSETS
Current Assets:
Cash and cash equivalents	$297,743	$134,147
Accounts receivable—trade	370,976	361,726
Inventories	503,291	512,134
Deferred income taxes	—	96,939
Prepaid expenses and other	91,608	62,595

Total current assets	1,263,618	1,167,541
Property, Plant and Equipment, Net	1,486,055	1,534,901
Goodwill	378,453	388,702
Other Intangibles	39,898	40,426
Other Assets	312,527	115,860

Total assets	$3,480,551	$3,247,430

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$124,507	$133,049
Accrued liabilities	356,716	462,901
Accrued income taxes	12,731	2,568
Deferred income taxes	24,768	—
Short-term debt	11,135	7,005
Current portion of long-term debt	16,989	921

Total current liabilities	546,846	606,444
Long-term Debt	851,800	876,972
Other Long-term Liabilities	362,162	361,041
Deferred Income Taxes	348,040	255,769

Total liabilities	2,108,848	2,100,226

Stockholders’ Equity:
Preferred Stock, shares issued: none in 2002 and 2001	—	—
Common Stock, shares issued: 149,528,564 in 2002 and 149,517,064 in 2001	149,528	149,516
Class B Common Stock, shares issued: 30,422,308 in 2002 and 30,433,808 in 2001	30,422	30,434
Additional paid-in capital	593	3,263
Unearned ESOP compensation	(12,774)	(15,967)
Retained earnings	2,991,090	2,755,333
Treasury—Common Stock shares, at cost: 45,730,735 in 2002 and 44,311,870 in 2001	(1,808,227)	(1,689,243)
Accumulated other comprehensive income (loss)	21,071	(86,132)

Total stockholders’ equity	1,371,703	1,147,204

Total liabilities and stockholders’ equity	$3,480,551	$3,247,430

The notes to consolidated financial statements are an integral part of these balance sheets. A-24

HERSHEY FOODS CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,	2002	2001	2000

In thousands of dollars
Cash Flows Provided from (Used by) Operating Activities
Net income	$403,578	$207,156	$334,543
Adjustments to reconcile net income to net cash provided from operations:
Depreciation and amortization	177,908	190,494	175,964
Deferred income taxes	137,817	(49,342)	(16,400)
Gain on sale of business, net of tax of $18,134	—	(1,103)	—
Business realignment initiatives	21,509	171,852	—
Asset impairment write-downs	—	53,100	—
Changes in assets and liabilities, net of effects from business acquisitions and divestitures:
Accounts receivable—trade	(9,250)	17,954	(26,930)
Inventories	8,843	94,405	28,029
Accounts payable	(8,542)	(16,183)	7,280
Other assets and liabilities	(106,520)	38,072	(90,277)

Net Cash Provided from Operating Activities	625,343	706,405	412,209

Cash Flows Provided from (Used by) Investing Activities
Capital additions	(132,736)	(160,105)	(138,333)
Capitalized software additions	(11,836)	(9,845)	(4,686)
Business acquisitions	—	(17,079)	(135,000)
Proceeds from divestitures	12,000	59,900	—
Other, net	—	3,142	6,206

Net Cash (Used by) Investing Activities	(132,572)	(123,987)	(271,813)

Cash Flows Provided from (Used by) Financing Activities
Net change in short-term borrowings	4,130	(250,589)	48,428
Long-term borrowings	304	379	187
Repayment of long-term debt	(9,578)	(826)	(2,815)
Cash dividends paid	(167,821)	(154,750)	(144,891)
Exercise of stock options	86,491	30,210	24,376
Incentive plan transactions	(158,507)	(64,342)	(51,859)
Repurchase of Common Stock	(84,194)	(40,322)	(99,931)

Net Cash (Used by) Financing Activities	(329,175)	(480,240)	(226,505)

Increase (Decrease) in Cash and Cash Equivalents	163,596	102,178	(86,109)
Cash and Cash Equivalents as of January 1	134,147	31,969	118,078

Cash and Cash Equivalents as of December 31	$297,743	$134,147	$31,969

Interest Paid	$64,343	$72,043	$81,465
Income Taxes Paid	57,495	171,362	299,104

The notes to consolidated financial statements are an integral part of these statements. A-25

HERSHEY FOODS CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
	Preferred Stock	Common Stock	Class B Common Stock	Additional Paid-in Capital	Unearned ESOP Compensation	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity

In thousands of dollars
Balance as of January 1, 2000	$—	$149,507	$30,443	$30,079	$(22,354)	$2,513,275	$(1,552,708)	$(49,615)	$1,098,627

Net income						334,543			334,543
Other comprehensive (loss)								(7,101)	(7,101)

Comprehensive income									327,442
Dividends:
Common Stock, $1.08 per share						(115,209)			(115,209)
Class B Common Stock, $.975 per share						(29,682)			(29,682)
Conversion of Class B Common Stock into Common Stock		1	(1)						—
Incentive plan transactions				(426)					(426)
Exercise of stock options				(16,728)			7,551		(9,177)
Employee stock ownership trust/benefits transactions				199	3,193				3,392
Repurchase of Common Stock							(99,931)		(99,931)

Balance as of December 31, 2000	—	149,508	30,442	13,124	(19,161)	2,702,927	(1,645,088)	(56,716)	1,175,036

Net income						207,156			207,156
Other comprehensive (loss)								(29,416)	(29,416)

Comprehensive income									177,740
Dividends:
Common Stock, $1.165 per share						(122,790)			(122,790)
Class B Common Stock, $1.05 per share						(31,960)			(31,960)
Conversion of Class B Common Stock into Common Stock		8	(8)						—
Incentive plan transactions				1,062					1,062
Exercise of stock options				(11,863)			(3,833)		(15,696)
Employee stock ownership trust/benefits transactions				940	3,194				4,134
Repurchase of Common Stock							(40,322)		(40,322)

Balance as of December 31, 2001	—	149,516	30,434	3,263	(15,967)	2,755,333	(1,689,243)	(86,132)	1,147,204

Net income						403,578			403,578
Other comprehensive income								107,203	107,203

Comprehensive income									510,781
Dividends:
Common Stock, $1.26 per share						(133,285)			(133,285)
Class B Common Stock, $1.135 per share						(34,536)			(34,536)
Conversion of Class B Common Stock into Common Stock		12	(12)						—
Incentive plan transactions				(298)					(298)
Exercise of stock options				(3,517)			(34,790)		(38,307)
Employee stock ownership trust/benefits transactions				1,145	3,193				4,338
Repurchase of Common Stock							(84,194)		(84,194)

Balance as of December 31, 2002	$—	$149,528	$30,422	$593	$(12,774)	$2,991,090	$(1,808,227)	$21,071	$1,371,703

The notes to consolidated financial statements are an integral part of these statements.
A-26

HERSHEY FOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies employed by the Corporation are discussed below and in other notes to the consolidated financial statements.

Items Affecting Comparability

Certain reclassifications have been made to prior year amounts to conform to the 2002 presentation. During 2000 and 2001, the Financial Accounting Standards Board’s Emerging Issues Task Force (“EITF”) addressed various issues related to the income statement classification of certain promotional payments, including consideration from a vendor to a reseller or another party that purchases the vendor’s products. EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products,” was issued in November 2001 and codified earlier pronouncements. In accordance with EITF No. 01-9, certain consumer and trade promotion expenses, such as consumer coupon redemption expense, off-invoice allowances and various marketing performance funds previously reported in selling, marketing and administrative expense were reclassified as a reduction of net sales. Reclassifications for 2001 and 2000 were $423.0 million and $400.6 million, respectively. In addition, certain freight billings totaling $3.0 million for 2001, previously reported in cost of sales, were reclassified as an increase to net sales.

The consolidated financial statements include the impact of the Corporation’s business realignment initiatives as described in Note 3. Cost of sales included charges resulting from the business realignment initiatives of $6.4 million and $50.1 million for the years ended December 31, 2002 and 2001, respectively. Additionally, selling, marketing and administrative expenses for the year ended December 31, 2002, included expenses of $17.2 million associated with the exploration of the potential sale of the Corporation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its majority-owned subsidiaries after elimination of intercompany accounts and transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period. Critical accounting estimates involved in applying the Corporation’s accounting policies are those that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, and would have a material impact on the presentation of the Corporation’s financial condition, changes in financial condition or results of operations. The Corporation’s most critical accounting estimates pertain to accounting policies for accounts receivable—trade, accrued liabilities and pension and other post-retirement benefit plans.

Revenue Recognition

The Corporation records sales when all of the following criteria have been met: a valid customer order with a fixed price has been received; a delivery appointment with the customer has been made; the product has been shipped in accordance with the delivery appointment within the required lead time; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured.

Cash Equivalents

Cash equivalents consist of highly liquid debt instruments, time deposits and money market funds with original maturities of three months or less. The fair value of cash and cash equivalents approximates the carrying amount.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Corporation enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Prior to January 1, 2001, accounting for commodities futures contracts was in accordance with Statement of Financial Accounting Standards No. 80, “Accounting for Futures Contracts.” Futures contracts met the hedge criteria and were accounted for as hedges. Accordingly, gains and losses were deferred and recognized in cost of sales as part of the product cost.

In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). Subsequently, the FASB issued Statement No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133” and Statement No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.” SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as amended, requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Corporation adopted SFAS No. 133, as amended, as of January 1, 2001. SFAS No. 133, as amended, provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. All derivative instruments currently utilized by the Corporation, including commodities futures contracts, are designated and accounted for as cash flow hedges. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 6, Derivative Instruments and Hedging Activities.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows: 3 to 15 years for machinery and equipment; and 25 to 40 years for buildings and related improvements. Maintenance and repair expenditures are charged to expense as incurred. Applicable interest charges incurred during the construction of new facilities and production lines are capitalized as one of the elements of cost and are amortized over the assets’ estimated useful lives.

The Corporation reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated, in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Other Intangible Assets

The Corporation adopted Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”) as of July 1, 2001, and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) as of January 1, 2002. Through December 31, 2001, goodwill resulting from business acquisitions was amortized over 40 years. The reassessment of the useful lives of intangible assets acquired on or before June 30, 2001 was completed during the first quarter of 2002. Amortization of goodwill resulting from business acquisitions of $388.7 million was discontinued as of January 1, 2002. Other intangible assets totaling $40.4 million as of January 1, 2002 primarily consisted of trademarks and patents obtained through business acquisitions. The useful lives of trademarks were determined to be indefinite and, therefore, amortization of these assets was discontinued as of January 1, 2002. Patents valued at a total of $9.0 million are being amortized over their remaining legal lives of approximately eighteen years.

The impairment evaluation for goodwill is conducted annually using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made annually by comparing the carrying amount of these assets to their estimated fair value. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and other intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

Goodwill was assigned to reporting units and transitional impairment tests were performed for goodwill and other intangible assets during the first quarter of 2002 and the annual impairment tests were performed in the fourth quarter of 2002. No impairment of assets was determined as a result of these tests.

Comprehensive Income

Comprehensive income (loss) is reported on the Consolidated Statements of Stockholders’ Equity and accumulated other comprehensive income (loss) is reported on the Consolidated Balance Sheets. Additional information regarding comprehensive income is contained in Note 7, Comprehensive Income.

Results of operations for foreign entities are translated using the average exchange rates during the period. For foreign entities, assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded as a component of other comprehensive income (loss), “Foreign Currency Translation Adjustments.”

A minimum pension liability adjustment is required when the actuarial present value of accumulated pension plan benefits exceeds plan assets and accrued pension liabilities, less allowable intangible assets. Minimum pension liability adjustments, net of income taxes, are recorded as a component of other comprehensive income (loss), “Minimum Pension Liability Adjustments.”

The Corporation adopted SFAS No. 133, as amended, as of January 1, 2001. Accordingly, gains and losses on cash flow hedging derivatives, to the extent effective, are included in other comprehensive income (loss) and reclassification adjustments are recorded as such gains and losses are ratably recorded in income in the same period as the hedged items affect earnings. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 6, Derivative Instruments and Hedging Activities.

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

Foreign exchange forward contracts are intended to be and are effective as hedges of firm, identifiable, foreign currency commitments. Prior to January 1, 2001, the Corporation accounted for foreign exchange forward contracts in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation,” and accordingly, gains and losses were deferred and accounted for as part of the underlying transactions. The Corporation adopted SFAS No. 133, as amended, as of January 1, 2001. Foreign exchange forward contracts are designated as cash flow hedging derivatives and the fair value of such contracts is recorded on the Consolidated Balance Sheets as either an asset or liability. Gains and losses on these contracts are recorded as a component of other comprehensive income and are reclassified into earnings in the same period during which the hedged transaction affects earnings. Additional information with regard to accounting policies for derivative instruments, including foreign exchange forward contracts, is contained in Note 6, Derivative Instruments and Hedging Activities.

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

Research and Development

The Corporation expenses research and development costs as incurred. Research and development expense was $23.4 million, $26.5 million and $25.4 million in 2002, 2001 and 2000, respectively.

Advertising

The Corporation expenses advertising costs as incurred. Advertising expense was $162.9 million, $187.2 million and $156.3 million in 2002, 2001 and 2000, respectively. Prepaid advertising as of December 31, 2002 and 2001, was $1.3 million and $4.0 million, respectively.

Computer Software

The Corporation capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and it is probable that computer software being developed will be completed and placed in service. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and other related costs for employees who are directly associated with and who devote time to the internal-use software project, and (3) interest costs incurred, when material, while developing internal-use software. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

The unamortized amount of capitalized software as of December 31, 2002 and 2001, was $41.3 million and $51.6 million, respectively. Software costs are amortized using the straight-line method over the shorter of five years or the expected life of the software. Accumulated amortization of capitalized software was $78.4 million and $56.9 million as of December 31, 2002 and 2001, respectively.

The Corporation reviews the carrying value of software and development costs for impairment in accordance with its policy pertaining to the impairment of long-lived assets. Generally, measurement of impairment occurs when internal use computer software is not expected to provide substantive service potential, a significant change occurs in the extent or manner in which the software is used or is expected to be used, a significant change is made or will be made to the software program, or costs of developing or modifying internal-use computer software significantly exceed the amount originally expected to develop or modify the software.

Employee Stock Options

As of December 31, 2002, the Corporation had two stock-based employee compensation plans, which are described more fully in Note 16, Stock Compensation Plans. The Corporation applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for those plans. No stock-based employee compensation expense is reflected in net income as all stock options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

For the years ended December 31,	2002	2001	2000

In thousands of dollars except per share amounts
Net income, as reported	$403,578	$207,156	$334,543
Deduct: Total stock-based employee compensation expense determined under fair value method, net of related tax effects	(12,421)	(7,398)	(6,387)

Pro forma net income	$391,157	$199,758	$328,156

Earnings per share:
Basic—as reported	$2.96	$1.52	$2.44

Basic—pro forma	$2.86	$1.47	$2.39

Diluted—as reported	$2.93	$1.50	$2.42

Diluted—pro forma	$2.84	$1.45	$2.37

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yields of 1.9%, 2.2% and 1.8%; expected volatility of 28%, 28% and 27%; risk-free interest rates of 4.7%, 5.0% and 6.7%; and expected lives of 6.4 years, 6.4 years and 6.5 years.

New and Proposed Accounting Pronouncements

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material effect on the Corporation’s consolidated financial statements for 2002.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Corporation has no significant guarantees which would need to be recognized and measured under the Interpretation and no significant guarantees which meet the disclosure requirements as of December 31, 2002.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123” (“SFAS No. 148”). SFAS No. 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. Enhanced disclosures related to the accounting for stock-based employee compensation are provided in this Note 1 to the Consolidated Financial Statements under the heading Employee Stock Options.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This Interpretation addresses consolidation by business enterprises of special-purpose entities (SPEs) to which the usual condition for consolidation described in Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” does not apply because the SPEs have no voting interests or otherwise are not subject to control through ownership of voting interests.

The Interpretation is effective for calendar year companies beginning in the third quarter of 2003 and it is reasonably possible that the Interpretation will require the consolidation of the Corporation’s three off-balance sheet arrangements with SPTs for the leasing of certain warehouse and distribution facilities as described in Note 4, Commitments. The consolidation of these entities will result in an increase to property, plant and equipment of approximately $120.0 million, with a corresponding increase to long-term debt and minority interest. The consolidation of these entities will also result in an increase to depreciation expense of approximately $5.0 million on an annual basis.

2.    ACQUISITIONS AND DIVESTITURES

In June 2002, the Corporation completed the sale of a group of the Corporation’s non-chocolate confectionery candy brands to Farley’s & Sathers Candy Company, Inc. (the “sale of certain confectionery brands to Farley’s & Sathers”) for $12.0 million in cash as part of its business realignment initiatives. Included in the transaction were the Heide, Jujyfruits, Wunderbeans and Amazin’ Fruit trademarked confectionery brands, as well as the rights to sell Chuckles branded products, under license.

In July 2001, the Corporation’s Brazilian subsidiary, Hershey do Brasil, acquired the chocolate and confectionery business of Visagis for $17.1 million. This business had sales of approximately $20.0 million in 2000. Included in the acquisition were the IO-IO brand of hazelnut creme items and the chocolate and confectionery products sold under the Visconti brand. Also included in the purchase were a manufacturing plant and confectionery equipment in Sao Roque, Brazil.

In December 2000, the Corporation completed the purchase of the intense and breath freshener mints and gum business of Nabisco, Inc. (“Nabisco”). The Corporation paid $135.0 million to acquire the business, including Ice Breakers and Breath Savers Cool Blasts intense mints, Breath Savers mints, and Ice Breakers, Carefree, Stick*Free, Bubble Yum and Fruit Stripe gums. Also included in the purchase were manufacturing machinery and equipment and a gum-manufacturing plant in Las Piedras, Puerto Rico.

In accordance with the purchase method of accounting, the purchase prices of the acquisitions were allocated to the underlying assets and liabilities at the dates of acquisition based on their estimated respective fair values. Total liabilities assumed were $31.0 million. Results subsequent to the dates of acquisition were included in the consolidated financial statements. Had the results of the acquisitions been included in the consolidated results for the periods prior to the acquisition dates, the effect would not have been material.

In September 2001, the Corporation completed the sale of the Luden’s throat drops business to Pharmacia Consumer Healthcare, a unit of Pharmacia Corporation. Included in the sale were the trademarks and manufacturing equipment for the throat drops business. Under a supply agreement with Pharmacia, the Corporation agreed to manufacture Luden’s throat drops for up to 19 months after the date of sale. Under a separate services agreement, the Corporation agreed to continue to sell, warehouse and distribute Luden’s throat drops through March 2002. In the third quarter of 2001, the Corporation received cash proceeds of $59.9 million and recorded a gain of $19.2 million before tax, $1.1 million after tax, as a result of the transaction. A higher gain for tax purposes reflected the low tax basis of the intangible assets included in the sale, resulting in taxes on the gain of $18.1 million. Net sales for the Luden’s throat drops business were $8.9 million and $20.7 million in 2001 and 2000, respectively.

3.    BUSINESS REALIGNMENT INITIATIVES

In late October 2001, the Corporation’s Board of Directors approved a plan to improve the efficiency and profitability of the Corporation’s operations. The plan included asset management improvements, product line rationalization, supply chain efficiency improvements and a voluntary work force reduction program (collectively, “the business realignment initiatives”). The major components of the plan were completed during 2002. Remaining transactions primarily pertain to the sale of certain real estate associated with the closure of facilities, as discussed below, and possible pension settlement costs related to employee retirement decisions. The voluntary work force reduction program is also discussed in more detail below.

During 2002, charges to cost of sales and business realignment and asset impairments were recorded totaling $34.0 million before tax. The total included a charge to cost of sales of $6.4 million associated with the relocation of manufacturing equipment and a net business realignment and asset impairments charge of $27.6 million. Components of the net $27.6 million pre-tax charge included a $28.8 million charge for pension settlement losses resulting from the voluntary work force reduction program (“VWRP”), a $3.0 million charge for pension curtailment losses and special termination benefits resulting from manufacturing plant closures, a $.1 million charge relating to involuntary termination benefits and a $.1 million charge relating to the realignment of the domestic sales organization, partially offset by a $4.4 million favorable adjustment reflecting higher than estimated proceeds from the sale of certain assets.

During the fourth quarter of 2001, charges to cost of sales and business realignment and asset impairments were recorded totaling $278.4 million before tax. The total included a charge to cost of sales of $50.1 million associated with raw material inventory reductions and a business realignment and asset impairments charge of $228.3 million. Components of the $228.3 million pre-tax charge included $175.2 million for business realignment charges and $53.1 million for asset impairment charges. The $175.2 million for business realignment charges included $139.8 million for enhanced pension and other post-retirement benefits associated with the VWRP and $35.4 million which consisted of $5.0 million for involuntary termination benefits, $8.9 million for VWRP related voluntary separation benefits and administrative expenses, and $21.5 million for other costs associated with the business realignment initiatives described in more detail below. A liability for business realignment initiatives of $35.4 million was included in accrued liabilities as of December 31, 2001. The $53.1 million for asset impairment charges included $45.3 million for fixed asset impairments and $7.8 million for goodwill impairment. The fixed asset impairments included $.3 million for land, $9.1 million for buildings and $35.9 million for machinery and equipment. In determining the fixed asset and goodwill impairment losses, fair value was estimated based on the expected sales proceeds.

These initiatives are expected to generate $75 million to $80 million of annual savings when fully implemented and contributed savings of approximately $38.0 million in 2002. As of December 31, 2002, there have been no significant changes to the estimated savings for the business realignment initiatives. Total costs associated with the business realignment initiatives were $312.4 million compared to the $310.0 million announced in January 2002. The increased costs related primarily to higher pension settlement losses resulting from the VWRP which reflected differences in actuarial assumptions, returns on pension plan assets and employee retirement decisions.

Asset Management Improvements

There were no additional 2002 business realignment and asset impairments charges recorded relating to asset management improvements. During 2002, cash payments totaling $2.7 million for equipment removal relating to outsourcing the manufacture of certain ingredients were recorded against the liability for business realignment initiatives. The 2001 charge to cost of sales of $50.1 million was a result of decisions to outsource the manufacture of certain ingredients and to significantly reduce the inventory levels of certain raw materials, primarily cocoa beans and cocoa butter. Also included in the charge was the impact of a decision to reduce raw material inventory levels for almonds and peanuts. The Corporation sold raw material inventories and delayed raw material deliveries during the fourth quarter of 2001. The 2001 pre-tax charge of $5.3 million, which was a component of the business realignment and asset impairments charge, included $2.7 million for equipment removal and $2.6 million relating to asset impairments.

Product Line Rationalization

During 2002, a pre-tax charge of $.1 million was recorded, as incurred, resulting in an increase to the liability for business realignment initiatives relating to the realignment of the Corporation’s sales organizations. In addition, a pre-tax charge of $.7 million relating to pension curtailment losses and special termination benefits resulting from the closure of a manufacturing plant, as described below, was credited to pension benefit liabilities. Also during 2002, cash payments totaling $6.4 million, primarily for maintenance of properties prior to sale, severance and broker termination fees associated with exiting certain businesses were recorded against the liability for business realignment initiatives. Employee terminations were primarily related to the sale of certain confectionery brands to Farley’s & Sathers that resulted in the closure of a manufacturing facility in New Brunswick, New Jersey which was being held for sale as of December 31, 2002. During 2002, 142 employees were terminated and involuntary employee termination benefits paid were approximately $1.3 million. In addition, non-cash write-offs of $8.5 million associated with exiting the Corporation’s aseptically packaged drink business and $.7 million for inventory were also recorded against the liability for business realignment initiatives. Proceeds of $12.0 million for the sale of certain confectionery brands to Farley’s & Sathers exceeded the 2001 estimates which resulted in a $4.4 million favorable adjustment to the 2001 asset impairments charge for goodwill. Net sales associated with businesses sold or exited as part of the business realignment initiatives were approximately $11.6 million, $34.2 million and $38.3 million during 2002, 2001 and 2000 respectively.

The 2001 pre-tax charge of $28.3 million, which was a component of the business realignment and asset impairments charge, included $15.5 million relating to the sale or exit of certain businesses, the discontinuance of certain non-chocolate confectionery products and the realignment of the Corporation’s domestic and international sales organizations, $7.8 million relating to goodwill impairment and $5.0 million relating to fixed asset impairments.

Supply Chain Efficiency Improvements

During 2002, the manufacturing plant and facility closures occurred as planned. The manufacturing facility in Denver, Colorado was closed and the manufacturing equipment and machinery were sold or relocated for production at a contract manufacturer or other manufacturing plants. The Denver, Colorado plant had principally manufactured Jolly Rancher hard candy. The manufacturing facility in Pennsburg, Pennsylvania was closed and the production of Pot of Gold chocolates was moved to another manufacturing plant. A small manufacturing and packaging facility located in Palmyra, Pennsylvania, as well as a distribution center and certain minor facilities located in Oakdale, California were also closed. The Denver, Colorado facility is being held for sale and the Pennsburg, Pennsylvania facility is idle and is being held for possible future use.

During 2002, a pre-tax charge of $.1 million was credited to the liability for business realignment initiatives and a pre-tax charge of $2.3 million relating to pension curtailment losses and special termination benefits was credited to pension benefit liabilities. These charges resulted from the plant closures described above. Also during 2002, cash payments totaling $7.7 million relating to the plant and facility closures and non-cash write-offs of $.7 million for spare parts and supplies were recorded against the liability for business realignment initiatives. The cash payments included $3.8 million for the payment of involuntary employee termination benefits to 614 terminated employees associated with the plant and facility closures.

The 2001 pre-tax charge of $46.0 million, which was a component of the business realignment and asset impairments charge, included $8.3 million relating to the closure of the facilities described above and $37.7 million for fixed asset impairments.

Voluntary Work Force Reduction Program

During 2002, a net pre-tax charge of $28.8 million was credited to pension benefit liabilities relating to pension settlement costs associated with departing employees electing a lump sum payment of their pension benefit under the early retirement program of the VWRP. Also during 2002, cash payments totaling $8.9 million relating to the enhanced mutual separation program of the VWRP and administrative expenses were recorded against the liability for business realignment initiatives. Payments of pension and certain supplemental benefits were made from the assets of the Corporation’s pension plan which includes primarily salaried employees. During 2002, a reduction of approximately 500 employees resulted from the VWRP.

The VWRP was offered to certain eligible employees in the United States, Canada and Puerto Rico in October 2001 in order to reduce staffing levels and improve profitability. The VWRP consisted of an early retirement program and an enhanced mutual separation program. The early retirement program was offered to approximately 1,200 eligible salaried employees who were born prior to January 1, 1954, and were employed by the Corporation prior to January 1, 1999. The early retirement program provided enhanced pension, post-retirement and certain supplemental benefits. The enhanced mutual separation program provided increased severance and temporary medical benefits. The 2001 pre-tax charge of $148.7 million, which was a component of the business realignment and asset impairments charge, consisted of $139.8 million for pension and other post-retirement special termination benefits and curtailment losses associated with the early retirement program and $8.9 million associated with the VWRP enhanced mutual separation program and administrative expenses.

The following table summarizes the charges for certain business realignment initiatives in the fourth quarter of 2001 and the related activities completed through December 31, 2002:
Accrued Liabilities	Balance 12/31/01	2002 Utilization	New charges during 2002	Balance 12/31/02

In thousands of dollars
Asset management improvements	$2,700	$(2,700)	$—	$—
Product line rationalization	15,529	(15,644)	115	—
Supply chain efficiency improvements	8,300	(8,400)	100	—
Voluntary work force reduction program	8,860	(8,860)	—	—

Total	$35,389	$(35,604)	$215	$—

New charges during 2002 related to realignment of the Corporation’s sales organizations and termination benefits. Utilization recorded against the liability in 2002 reflected cash payments totaling $25.7 million and non-cash write-offs of $9.9 million associated primarily with exiting certain businesses. The cash payments related primarily to severance payments associated with the enhanced mutual separation program and plant closures, outsourcing the manufacture of certain ingredients, VWRP administrative expenses, the realignment of the Corporation’s sales organizations and other expenses associated with exiting certain businesses and maintaining properties prior to sale.

4.    COMMITMENTS

Rent expense was $34.6 million, $37.3 million and $40.8 million for 2002, 2001 and 2000, respectively. Rent expense pertains to all operating leases, which were principally related to certain administrative buildings, warehouse and distribution facilities and transportation equipment.

The Corporation has entered into certain obligations for the purchase of raw materials. Purchase obligations primarily reflect forward contracts for the purchase of raw materials from third-party brokers and dealers to minimize the effect of future price fluctuations. Total obligations for each year are comprised of fixed price contracts for the purchase of commodities and unpriced contracts which have been valued using market prices as of December 31, 2002. The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. However, the variability of such costs is mitigated to the extent of the Corporation’s futures price cover for those periods. Accordingly, increases or decreases in market prices will be offset by gains or losses on commodity futures contracts to the extent that the unpriced contracts are hedged as of December 31, 2002 and in future periods. These obligations are satisfied by taking delivery of the specific commodities for use in the manufacture of finished goods. For each of the three years in the period ended December 31, 2002, such obligations were fully satisfied by taking delivery of and making payment for the specific commodities.

The Corporation has entered into three off-balance sheet arrangements for the leasing of certain warehouse and distribution facilities. These off-balance sheet arrangements enabled the Corporation to lease these facilities under more favorable terms than other leasing alternatives. The operating lease arrangements are with special purpose trusts (“SPTs”) whereby the Corporation leases warehouse and distribution facilities in Redlands, California; Atlanta, Georgia; and Hershey, Pennsylvania, as discussed below. The SPTs were formed to facilitate the acquisition and subsequent leasing of the facilities to the Corporation. The SPTs financed the acquisition of the facilities by issuing notes and equity certificates to independent third-party financial institutions. The independent third-party financial institution which holds the equity certificates is the owner of the SPTs. The owner of the SPTs has made substantive residual equity capital investments in excess of 3% which will be at risk during the entire term of each lease. Accordingly, the Corporation is not permitted to consolidate the SPTs because all of the conditions for consolidation have not been met. Aside from the residual guarantees and instrument guarantees associated with the individual leasing arrangements, as discussed below, the Corporation has provided no other guarantees or capitalization of these entities. The obligations in connection with these leases have not been collateralized by the Corporation. The Corporation has no obligations with respect to refinancing of the lessor’s debt, would incur no significant penalties which would result in the reasonable assurance of continuation of the leases and has no significant guarantees in addition to the residual and instrument guarantees, discussed below. There are no other material commitments or contingent liabilities associated with the leasing arrangements. The Corporation’s transactions with the SPTs are limited to the operating lease agreements and the associated rent expense is included in cost of sales in the Consolidated Statements of Income.

The leases include substantial residual guarantees by the Corporation for a significant amount of the financing and options to purchase the facilities at original cost. Pursuant to instrument guarantees, in the event of a default under the lease agreements, the Corporation guaranteed to the note holders and certificate holders payment in an amount equal to all sums then due under the leases.

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

There are no penalties or other disincentives under the lease agreements if the Corporation decides not to renew any of the three leases. The terms for each renewal period under each of the three lease arrangements are identical to the initial terms and do not represent bargain lease terms.

If the Corporation were to exercise its options to purchase the three facilities at original cost at the end of the respective initial lease terms, the Corporation could purchase the facilities for a total of approximately $120.0 million, $79.9 million for the Pennsylvania and Georgia facilities in 2005, and $40.1 million for the California facility in 2007. If the Corporation chooses not to renew the leases or purchase the assets at the end of the lease terms, the Corporation is obligated under the residual guarantees for approximately $103.2 million in total for the three leases. Additionally, the Corporation is obligated to re-market each property on the lessor’s behalf and, upon sale, distribute a portion of the proceeds to the note holders and certificate holders up to an amount equal to the remaining debt and equity certificates and to pay closing costs. If the Corporation chooses not to renew or purchase the assets at the end of the lease terms, the Corporation does not anticipate a material disruption to operations, since such facilities are not unique, facilities with similar racking and storage capabilities are available in each of the areas where the facilities are located, there are no significant leasehold improvements that would be impaired, there would be no adverse tax consequences, the financing of replacement facilities would not be material to the Corporation’s cash flows and costs related to relocation would not be significant to income.

The facility located near Hershey, Pennsylvania was constructed on land owned by the Corporation. The Corporation entered into a ground lease with the lessor, an SPT. The initial term of the ground lease extends to the date that is the later of (i) the date the facility lease is no longer in effect, or (ii) the date when the Corporation satisifies the residual guarantee associated with the lease. An additional term for the ground lease begins upon the end of the initial ground lease term and ends upon the later of the date all sums required to be paid under the lease agreement are paid in full and the 75th anniversary of the ground lease commencement date. If the Corporation chooses not to renew the building lease or purchase the building, it must re-market the building on the lessor’s behalf subject to the ground lease, which will continue in force until the earlier of the date all sums required to be paid under the lease agreement are paid in full and the 75th anniversary of the ground lease inception date. The lease of the warehouse and distribution facility does not include any provisions which would require the Corporation to sell the land to the SPT.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” as discussed in Note 1 under the heading New and Proposed Accounting Pronouncements. The Interpretation is effective for calendar year companies beginning in the third quarter of 2003 and it is reasonably possible that the Interpretation will require the consolidation of the Corporation’s three off-balance sheet arrangements with SPTs for the leasing of certain warehouse and distribution facilities.

Future minimum rental payments under non-cancelable operating leases with a remaining term in excess of one year as of December 31, 2002, totaled $95.8 million (2003—$17.6 million; 2004—$17.3 million; 2005—$17.2 million; 2006—$14.6 million; 2007—$10.7 million; 2008 and beyond—$18.4 million).

As of December 31, 2002, the Corporation had entered into purchase agreements with various suppliers. Subject to the Corporation’s quality standards being met, the purchase obligations covered by these agreements aggregated approximately $806.3 million in 2003, $481.9 million in 2004, $134.6 million in 2005, $6.0 million in 2006, $6.0 million in 2007 and $8.2 million in 2008 and beyond.

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

A reconciliation of reported net income to net income adjusted to reflect the impact of the discontinuance of the amortization of goodwill and other intangible assets for the years ended December 31, 2001 and 2000 is as follows:

For the years ended December 31,	2002	2001	2000

In thousands of dollars except per share amounts
Reported net income:	$403,578	$207,156	$334,543
Add back: Goodwill amortization		11,959	12,242
Add back: Trademark amortization		1,620	1,235

Adjusted net income	$403,578	$220,735	$348,020

Basic earnings per share:
Reported net income	$2.96	$1.52	$2.44
Goodwill amortization		.09	.09
Trademark amortization		.01	.01

Adjusted net income	$2.96	$1.62	$2.54

Diluted earnings per share:
Reported net income	$2.93	$1.50	$2.42
Goodwill amortization		.09	.09
Trademark amortization		.01	.01

Adjusted net income	$2.93	$1.60	$2.52

Accumulated amortization of intangible assets resulting from business acquisitions was $129.2 million and $131.0 million as of December 31, 2002 and 2001, respectively.

6.    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

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

Objectives, Strategies and Accounting Policies Associated with Derivative Instruments

The Corporation utilizes certain derivative instruments, from time to time, including interest rate swaps, foreign currency forward exchange contracts and commodities futures contracts, to manage variability in cash flows associated with interest rate, currency exchange rate and commodity market price risk exposures. The interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. Commodities futures contracts are entered into for varying periods and are intended to be and are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. If it is probable that hedged forecasted transactions will not occur either by the end of the originally specified time period or within an additional two-month period of time, derivative gains and losses reported in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets are immediately reclassified into earnings. Gains and losses on terminated derivatives designated as hedges are accounted for as part of the originally hedged transaction. Gains and losses on derivatives designated as hedges of items that mature or are sold or terminated, are recognized in income in the same period as the originally hedged transaction was anticipated to affect earnings. The Corporation utilizes derivative instruments as cash flow hedges and does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Corporation has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any significant losses as a result of counterparty defaults.

Interest Rate Swaps

In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swap agreements. In February 2001, the Corporation entered into interest rate swap agreements that effectively converted variable-interest-rate rental payments on certain operating leases from a variable to a fixed rate. Rental payments on operating leases associated with the financing of construction of a warehouse and distribution facility near Hershey, Pennsylvania for $61.7 million and the financing of the purchase of a warehouse and distribution facility near Atlanta, Georgia for $18.2 million are variable based on the London Interbank Offered Rate (“LIBOR”). Such variable operating lease rental payments are forecasted transactions as defined by SFAS No. 133, as amended. The interest rate swap agreements effectively converted the variable-interest-rate rental payments on the operating leases from LIBOR to a fixed rate of 6.1%. Future changes in LIBOR are offset by changes in the value of the interest rate swap agreements, resulting in expense recognized in cost of sales at the fixed rate of 6.1%. The interest rate swap agreements qualify as cash flow hedges and the notional amounts, interest rates and terms of the swap agreements are consistent with the underlying operating lease agreements they are intended to hedge and, therefore, there is no hedge ineffectiveness. Gains and losses on the interest rate swap agreements are included in other comprehensive income and are recognized in cost of sales in the same period as the hedged rental payments affect earnings.

The fair value of the interest rate swap agreements was a liability of $7.1 million and $2.7 million as of December 31, 2002 and 2001, respectively, and was determined based upon the quoted market price for the same or similar financial instruments. The fair value of interest rate swap agreements was included on the Consolidated Balance Sheets as other long-term liabilities, with the offset reflected in accumulated other comprehensive income (loss), net of income taxes. Cash flows from interest rate swap agreements are classified as net cash provided from operating activities on the Consolidated Statements of Cash Flows. The Corporation’s risk related to the interest rate swap agreements is limited to the cost of replacing the agreements at prevailing market rates.

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

Foreign exchange forward contracts are intended to be and are effective as hedges of firm, identifiable, foreign currency commitments. Since there is a direct relationship between the foreign currency derivatives and the foreign currency denomination of the transactions, foreign currency derivatives are highly effective in hedging cash flows related to transactions denominated in the corresponding foreign currencies. These contracts meet the criteria for cash flow hedge accounting treatment and, accordingly, gains and losses are included in other comprehensive income and are recognized in cost of sales or selling, marketing and administrative expense in the same period that the hedged items affect earnings. In entering into these contracts the Corporation has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation does not expect any significant losses as a result of counterparty defaults.

The fair value of foreign exchange forward contracts was estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences. The fair value of foreign exchange forward contracts was an asset of $3.1 million and a liability of $.3 million as of December 31, 2002 and 2001, respectively, included on the Consolidated Balance Sheets as other current assets and accrued liabilities, respectively, with the offsets reflected in accumulated other comprehensive income (loss), net of income taxes. Cash flows from foreign exchange forward contracts designated as hedges of foreign currency price risks associated with the purchase of equipment are classified as net cash flows (used by) provided from investing activities on the Consolidated Statements of Cash Flows. Cash flows from other foreign exchange forward contracts are classified as net cash provided from operating activities.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Corporation enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Commodity price risks are hedged generally for periods from 3 to 24 months. Commodities futures contracts meet the hedge criteria and are accounted for as cash flow hedges. Accordingly, gains and losses are included in other comprehensive income and are recognized ratably in cost of sales in the same period that the hedged raw material manufacturing requirements are recorded in cost of sales.

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

Exchange traded futures contracts are used to fix the price of physical forward purchase contracts. Cash transfers reflecting changes in the value of futures contracts (unrealized gains and losses) are made on a daily basis and are included in accumulated other comprehensive income (loss), net of income taxes, on the Consolidated Balance Sheets. Such cash transfers will be offset by higher or lower cash requirements for payment of invoice prices of raw materials, energy requirements and transportation costs in the future. Cash flows from commodities futures contracts are classified as net cash provided from operating activities on the Consolidated Statements of Cash Flows. Futures contracts being held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated manufacturing requirements for each commodity. Physical commodity forward purchase contracts meet the SFAS No. 133 definition of “normal purchases and sales” and, therefore, are not considered derivative instruments.

Net after-tax gains on cash flow hedging derivatives reflected in comprehensive income were $106.7 million for 2002. Net after-tax losses on cash flow hedging derivatives reflected in comprehensive income were $7.8 million for 2001. Net gains and losses on cash flow hedging derivatives were primarily associated with commodities futures contracts. Reclassification adjustments from accumulated other comprehensive income (loss) to income, for gains or losses on cash flow hedging derivatives, were reflected in cost of sales. Reclassification of gains of $17.9 million for 2002 and losses of $19.3 million for 2001 were associated with commodities futures contracts. Gains on commodities futures contracts recognized in cost of sales as a result of hedge ineffectiveness were approximately $1.5 million and $1.7 million before tax for the years ended December 31, 2002 and 2001, respectively. No gains or losses on cash flow hedging derivatives were reclassified from accumulated other comprehensive income (loss) into income as a result of the discontinuance of a hedge because it became probable that a hedged forecasted transaction would not occur. There were no components of gains or losses on cash flow hedging derivatives that were recognized in income because such components were excluded from the assessment of hedge effectiveness. The amount of net gains on cash flow hedging derivatives, including foreign exchange forward contracts, interest rate swap agreements and commodities futures contracts, expected to be reclassified into earnings in the next twelve months was approximately $54.5 million and $6.2 million after tax as of December 31, 2002 and 2001, respectively, which were principally associated with commodities futures contracts.

7.    COMPREHENSIVE INCOME

Comprehensive income consisted of the following:

For the years ended December 31,	2002	2001	2000

In thousands of dollars
Net income	$403,578	$207,156	$334,543

Other comprehensive income (loss):
Foreign currency translation adjustments	(16,530)	(6,745)	(6,185)
Minimum pension liability adjustments, net of tax	34,899	(34,219)	(916)
Gains (Losses) on cash flow hedging derivatives, net of tax	106,748	(7,764)	—
Add: Reclassification adjustments, net of tax	(17,914)	19,312	—

Other comprehensive income (loss)	107,203	(29,416)	(7,101)

Comprehensive income	$510,781	$177,740	$327,442

Comprehensive income is included on the Consolidated Statements of Stockholders’ Equity. The components of accumulated other comprehensive income (loss) as shown on the Consolidated Balance Sheets are as follows:

	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Gains (Losses) on Cash Flow Hedging Derivatives	Reclassification Adjustments	Accumulated Other Comprehensive Income (Loss)

In thousands of dollars
Balance as of January 1, 2000	$(49,615)	$—	$—	$—	$(49,615)
Current period (charge), gross	(6,185)	(1,529)	—	—	(7,714)
Income tax benefit	—	613	—	—	613

Balance as of December 31, 2000	(55,800)	(916)	—	—	(56,716)
Transition adjustment (loss), net of a tax benefit of $41,756	—	—	(70,191)	—	(70,191)
Current period (charge) credit, gross	(6,745)	(57,127)	99,565	30,800	66,493
Income tax benefit (expense)	—	22,908	(37,138)	(11,488)	(25,718)

Balance as of December 31, 2001	(62,545)	(35,135)	(7,764)	19,312	(86,132)
Current period (charge) credit, gross	(16,530)	58,261	168,463	(28,300)	181,894
Income tax (expense) benefit	—	(23,362)	(61,715)	10,386	(74,691)

Balance as of December 31, 2002	$(79,075)	$(236)	$98,984	$1,398	$21,071

8.    FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 2002 and 2001, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, was $868.8 million as of December 31, 2002, compared to a fair value of $1,005.9 million based on quoted market prices for the same or similar debt issues. The carrying value of long-term debt, including the current portion, was $877.9 million as of December 31, 2001, compared to a fair value of $957.8 million.

As of December 31, 2002, the Corporation had foreign exchange forward contracts maturing in 2003 and 2004 to purchase $45.1 million in foreign currency, primarily British sterling and euros, and to sell $17.2 million in foreign currency, primarily Japanese yen, at contracted forward rates.

As of December 31, 2001, the Corporation had foreign exchange forward contracts maturing in 2002 and 2003 to purchase $24.3 million in foreign currency, primarily British sterling and euros, and to sell $12.2 million in foreign currency, primarily Japanese yen, at contracted forward rates.

The fair value of foreign exchange forward contracts is estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences. As of December 31, 2002, the fair value of foreign exchange forward contracts was an asset of $3.1 million. As of December 31, 2001, the fair value of foreign exchange forward contracts was a liability of $.3 million. The Corporation does not hold or issue financial instruments for trading purposes.

In order to minimize its financing costs and to manage interest rate exposure, the Corporation, from time to time, enters into interest rate swap agreements. In February 2001, the Corporation entered into interest rate swap agreements that effectively converted variable-interest-rate rental payments on certain operating leases from a variable to a fixed rate of 6.1%. The fair value of interest rate swap agreements was a liability of $7.1 million and $2.7 million as of December 31, 2002 and 2001, respectively.

9. INTEREST EXPENSE Interest expense, net consisted of the following:
For the years ended December 31,	2002	2001	2000

In thousands of dollars
Long-term debt and lease obligations	$65,183	$65,500	$64,681
Short-term debt	359	7,468	16,420
Capitalized interest	(1,144)	(1,498)	(145)

Interest expense, gross	64,398	71,470	80,956
Interest income	(3,676)	(2,377)	(4,945)

Interest expense, net	$60,722	$69,093	$76,011

10.    SHORT-TERM DEBT

Generally, the Corporation’s short-term borrowings are in the form of commercial paper or bank loans with an original maturity of three months or less. As of December 31, 2002, the Corporation maintained short-term and long-term committed credit facilities with a syndicate of banks in the amount of $400 million which could be borrowed directly or used to support the issuance of commercial paper. The Corporation may increase the credit facilities to $1.0 billion with the concurrence of the banks. In November 2002, the short-term credit facility agreement was renewed with a credit limit of $200 million expiring in November 2003. The long-term committed credit facility agreement with a credit limit of $200 million will expire in November 2006. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions.

The Corporation also maintains lines of credit with domestic and international commercial banks, under which it could borrow in various currencies up to approximately $21.0 million and $21.7 million as of December 31, 2002 and 2001, respectively, at the lending banks’ prime commercial interest rates or lower.

The Corporation had short-term foreign bank loans against its credit facilities and lines of credit of $11.1 million and $7.0 million as of December 31, 2002 and 2001, respectively. The amount of the Corporation’s short-term borrowings peaked in December 2002 at $11.1 million. The weighted average interest rates on short-term borrowings outstanding as of December 31, 2002 and 2001, were 0.3% and 0.2%, respectively.

The credit facilities and lines of credit were supported by commitment fee arrangements. The average fee during 2002 was less than .2% per annum of the commitment. The Corporation’s credit facility agreements contain a financial covenant which requires that a specified income to interest ratio be maintained. These agreements are also subject to other representations and covenants which do not materially restrict the Corporation’s activities. The Corporation is in compliance with all covenants included in the credit facility agreements. There were no significant compensating balance agreements which legally restricted these funds.

As a result of maintaining a consolidated cash management system, the Corporation maintains overdraft positions in certain accounts at several banks. The Corporation has the contractual right of offset for the accounts with overdrafts. Such overdrafts, which were reflected as a reduction to cash and cash equivalents, were $24.8 million and $26.5 million as of December 31, 2002 and 2001, respectively.

11. LONG-TERM DEBT Long-term debt consisted of the following:
December 31,	2002	2001

In thousands of dollars
6.7% Notes due 2005	$200,000	$200,000
6.95% Notes due 2007	150,000	150,000
6.95% Notes due 2012	150,000	150,000
8.8% Debentures due 2021	100,000	100,000
7.2% Debentures due 2027	250,000	250,000
Other obligations, net of unamortized debt discount	18,789	27,893

Total long-term debt	868,789	877,893
Less—current portion	16,989	921

Long-term portion	$851,800	$876,972

Aggregate annual maturities during the next five years are: 2003, $17.0 million; 2004, $.6 million; 2005, $201.6 million; 2006, $.1 million; and 2007, $150.1 million. The Corporation’s debt is principally unsecured and of equal priority. None of the debt is convertible into stock of the Corporation. The Corporation is in compliance with all covenants included in the related debt agreements.

12.    INCOME TAXES

Income before income taxes was as follows:

For the years ended December 31,	2002	2001	2000

In thousands of dollars
Domestic	$625,385	$320,065	$536,002
Foreign	12,180	23,476	10,637

Income before income taxes	$637,565	$343,541	$546,639

The provision for income taxes was as follows:
For the years ended December 31,	2002	2001	2000

In thousands of dollars
Current:
Federal	$84,312	$160,182	$212,858
State	11,801	22,155	12,184
Foreign	57	3,390	3,454

Current provision for income taxes	96,170	185,727	228,496

Deferred:
Federal	119,752	(41,293)	(28,108)
State	14,115	(7,120)	11,986
Foreign	3,950	(929)	(278)

Deferred income tax provision (benefit)	137,817	(49,342)	(16,400)

Total provision for income taxes	$233,987	$136,385	$212,096

Deferred taxes reflect temporary differences between tax reporting and financial statement reporting in the recognition of revenue and expense. The tax effects of the significant temporary differences which comprised the deferred tax assets and liabilities were as follows:

December 31,	2002	2001

In thousands of dollars
Deferred tax assets:
Post-retirement benefit obligations	$102,487	$99,882
Accrued expenses and other reserves	91,586	141,719
Accrued trade promotion reserves	11,377	22,134
Other	26,935	18,868

Total deferred tax assets	232,385	282,603

Deferred tax liabilities:
Depreciation	220,694	237,750
Other comprehensive income—cash flow hedging derivatives	59,518	6,870
Pension	119,742	17,867
Inventory	37,208	31,091
Other	168,031	147,855

Total deferred tax liabilities	605,193	441,433

Net deferred tax liabilities	$372,808	$158,830

Included in:
Current deferred tax liabilities (assets), net	$24,768	$(96,939)
Non-current deferred tax liabilities, net	348,040	255,769

Net deferred tax liabilities	$372,808	$158,830

Additional information on income tax benefits and expenses related to the components of accumulated other comprehensive income (loss) is provided in Note 7, Comprehensive Income.

The following table reconciles the Federal statutory income tax rate with the Corporation’s effective income tax rate:

For the years ended December 31,	2002	2001	2000

Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
State income taxes, net of Federal income tax benefits	2.6	3.4	3.5
Gain on sale of Luden’s throat drops business	—	1.6	—
Non-deductible acquisition costs	—	.7	.8
Puerto Rico operations	(1.0)	(1.2)	—
Other, net	.1	.2	(.5)

Effective income tax rate	36.7%	39.7%	38.8%

Included with the purchase of the Nabisco gum and mint business in December 2000, was a U.S. Internal Revenue Code (“IRC”) Section 936 company with a subsidiary operating in Las Piedras, Puerto Rico. The operating income of this subsidiary is subject to a lower income tax rate in both the United States and Puerto Rico. The U.S. IRC Section 936 incentive is scheduled to expire on December 31, 2005.

The gain on the sale of the Luden’s throat drops business in 2001 primarily reflected the lower tax basis of the intangible assets included in the sale, resulting in a higher effective income tax rate.

Effective October 1, 2001, the Corporation negotiated a settlement with the Internal Revenue Service (“IRS”) of Notices of Proposed Deficiency associated with its Corporate Owned Life Insurance (“COLI”) program. The resulting Closing Agreement with the IRS limited the COLI interest expense deductions for all applicable tax years and resulted in the surrender of all insurance policies, thereby ending the COLI program. The settlement reflected the complete resolution of all federal and state tax aspects of the program.

13.    PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

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

A summary of the changes in benefit obligations and plan assets as of December 31, 2002 and 2001 is presented below:

	Pension Benefits		Other Benefits
December 31,	2002	2001	2002	2001

In thousands of dollars
Change in benefits obligation
Benefits obligation at beginning of year	$837,540	$655,178	$301,406	$256,307
Service cost	31,890	30,093	3,157	3,434
Interest cost	50,372	48,239	19,674	17,829
Amendments	2,528	48	—	—
Actuarial loss	75,207	44,261	21,551	4,959
Special termination benefits	809	106,273	—	15,451
Settlements	(141,546)	—	—	—
Curtailment (gain) loss	(1,060)	1,451	62	17,594
Other	1,665	(2,110)	33	(249)
Benefits paid	(41,241)	(45,893)	(16,999)	(13,919)

Benefits obligation at end of year	816,164	837,540	328,884	301,406

Change in plan assets
Fair value of plan assets at beginning of year	687,151	602,871	—	—
Actual return on plan assets	(95,385)	(40,437)	—	—
Employer contribution	308,080	172,327	16,999	13,919
Settlements paid	(141,546)	—	—	—
Other	(171)	(1,717)	—	—
Benefits paid	(41,241)	(45,893)	(16,999)	(13,919)

Fair value of plan assets at end of year	716,888	687,151	—	—

Funded status	(99,276)	(150,389)	(328,884)	(301,406)
Unrecognized transition asset	270	52	—	—
Unrecognized prior service cost	39,533	43,092	(10,180)	(14,722)
Unrecognized net actuarial loss	305,520	108,298	84,231	65,468
Intangible asset	(738)	(44,397)	—	—
Accumulated other comprehensive loss	(394)	(57,127)	—	—
Prior service cost recognized due to curtailment	—	—	—	2,228

Prepaid (Accrued) benefits cost	$244,915	$(100,471)	$(254,833)	$(248,432)

Weighted-average assumptions
Discount rate	6.3%	7.0%	6.3%	7.0%
Expected long-term rate of return on assets	9.5	9.5	N/A	N/A
Rate of increase in compensation levels	4.9	4.9	N/A	N/A

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and future years.

Contributions totaling $308.1 million were made to the Corporation’s pension plans during 2002 primarily to improve the funded status as a result of the poor market performance of pension plan assets during the year. In February 2001, the Corporation made a $75.0 million contribution to its domestic pension plans to improve the funded status. In December 2001, the Corporation made a $95.0 million contribution to one of its domestic pension plans to fund anticipated payments related to the early retirement program.

The unrecognized net actuarial loss for pension benefits in 2002 and 2001 was due primarily to the actual return on plan assets being less than the expected return and reduced discount rate assumptions.

As of December 31, 2002, for pension plans with accumulated benefit obligations in excess of plan assets, the related projected benefit obligation, accumulated benefit obligation and the fair value of plan assets were $87.7 million, $73.2 million and $35.0 million, respectively. As of December 31, 2001, for pension plans with accumulated benefit obligations in excess of plan assets, the related projected benefit obligation, accumulated benefit obligation and the fair value of plan assets were $794.3 million, $750.9 million and $657.3 million, respectively. Included in the projected benefit obligation and accumulated benefit obligation amounts as of December 31, 2002, were $29.3 million and $27.1 million, respectively, for an unfunded supplemental executive retirement program, which is a non-qualified plan that provides certain senior executives defined pension benefits based on their age, service and total compensation. Included in the projected benefit obligation and accumulated benefit obligation amounts as of December 31, 2001, were $41.6 million and $40.4 million, respectively, primarily associated with the supplemental executive retirement program.

A minimum pension liability adjustment is required when the actuarial present value of accumulated plan benefits exceeds plan assets and accrued pension liabilities. In 2002, the reversal of a minimum liability adjustment of $58.3 million, net of deferred tax expense of $23.4 million, was recorded as a component of other comprehensive income (loss) and reported in accumulated other comprehensive income (loss) as a component of stockholders’ equity. In 2001, a minimum liability adjustment of $57.1 million, net of a deferred tax benefit of $22.9 million, was recorded as a component of other comprehensive income (loss) and reported in accumulated other comprehensive income (loss) as a component of stockholders’ equity.

A summary of the components of net periodic benefits cost for the years ended December 31, 2002, 2001 and 2000 is presented below:

	Pension Benefits			Other Benefits
For the years ended December 31,	2002	2001	2000	2002	2001	2000

In thousands of dollars
Components of net periodic benefits cost
Service cost	$31,890	$30,093	$27,961	$3,157	$3,434	$3,184
Interest cost	50,372	48,239	45,710	19,674	17,829	14,056
Expected return on plan assets	(60,443)	(61,791)	(60,143)	—	—	—
Amortization of prior service cost	3,906	3,891	3,783	(1,858)	(2,168)	(2,165)
Amortization of unrecognized transition balance	(326)	(27)	(286)	—	—	—
Recognized net actuarial loss (gain)	4,371	—	(2,670)	2,774	2,761	—
Other	—	—	—	—	(80)	(41)

Corporate sponsored plans	29,770	20,405	14,355	23,747	21,776	15,034
Multi-employer plans	483	615	577	—	—	—
Administrative expenses	423	297	421	—	—	—

Net periodic benefits cost	30,676	21,317	15,353	23,747	21,776	15,034
Special termination benefits	809	106,273	—	—	15,451	—
Curtailment loss	2,116	2,802	—	—	15,366	—
Settlement loss	30,118	—	—	—	—	—

Total amount reflected in earnings	$63,719	$130,392	$15,353	$23,747	$52,593	$15,034

The Corporation has two post-retirement benefit plans. The health care plan is contributory, with participants’ contributions adjusted annually, and the life insurance plan is non-contributory.

In conjunction with the business realignment initiatives announced on October 24, 2001, the Corporation offered an early retirement program to approximately 10% of its work force in the fourth quarter of 2001. The early retirement program gave eligible salaried employees an opportunity to retire with enhanced benefits related to the Corporation’s pension and other post-retirement benefit plans. In general, eligible employees were born before January 1, 1954, and were hired before January 1, 1999. Pension benefits were enhanced by adding five additional years of age and service to eligible employees’ retirement accounts, along with certain supplemental benefits. Retiree medical benefits were enhanced by adding five additional years to age and service formulas used to determine retiree contributions.

In 2002, pension settlement and curtailment losses and special termination benefits totaled $33.0 million. This amount related primarily to the non-cash costs for pension settlements associated with departing employees electing a lump sum payment of their pension benefit under the early retirement program and for pension curtailments and special termination benefits associated with the closure of three manufacturing facilities as part of the business realignment initiatives.

The total pre-tax charge for the VWRP recorded in the fourth quarter of 2001 was $148.7 million and was accrued based on actual employee acceptances. Improved pension benefits under the early retirement program of $109.1 million will be funded through payments from one of the Corporation’s defined benefit pension plans. Enhanced retiree medical benefits of $30.8 million will be funded from operating cash flows. Additional costs for outplacement services and enhanced severance benefits under a voluntary mutual separation program of $8.8 million were funded from operating cash flows.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point (Decrease)

In thousands of dollars
Effect on total service and interest cost components	$837	$(657)
Effect on post-retirement benefit obligation	11,601	(10,192)

14.    EMPLOYEE STOCK OWNERSHIP TRUST

The Corporation’s employee stock ownership trust (“ESOP”) serves as the primary vehicle for contributions to its existing Employee Savings Stock Investment and Ownership Plan for participating domestic salaried and hourly employees. The ESOP was funded by a 15-year, 7.75% loan of $47.9 million from the Corporation. During 2002 and 2001, the ESOP received a combination of dividends on unallocated shares and contributions from the Corporation equal to the amount required to meet its principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 159,176 shares of Common Stock each year. As of December 31, 2002, the ESOP held 1,060,575 allocated shares and 636,696 unallocated shares. All ESOP shares are considered outstanding for income per share computations.

The Corporation recognized net compensation expense equal to the shares allocated multiplied by the original cost of $20.06 per share less dividends received by the ESOP on unallocated shares. Compensation expense related to the ESOP for 2002, 2001 and 2000 was $.9 million, $1.6 million and $3.2 million, respectively. Dividends paid on unallocated ESOP shares for 2002, 2001 and 2000 were $.9 million, $1.0 million and $1.1 million, respectively. Dividends paid on all ESOP shares are recorded as a reduction to retained earnings. The unearned ESOP compensation balance in stockholders’ equity represented deferred compensation expense to be recognized by the Corporation in future years as additional shares are allocated to participants.

15.    CAPITAL STOCK AND NET INCOME PER SHARE

As of December 31, 2002, the Corporation had 530,000,000 authorized shares of capital stock. Of this total, 450,000,000 shares were designated as Common Stock, 75,000,000 shares as Class B Common Stock (“Class B Stock”), and 5,000,000 shares as Preferred Stock, each class having a par value of one dollar per share. As of December 31, 2002, a combined total of 179,950,872 shares of both classes of common stock had been issued of which 134,220,137 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 2002.

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

Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 2002, 2001 and 2000, a total of 11,500 shares, 8,050 shares and 2,050 shares, respectively, of Class B Stock were converted into Common Stock.

In December 2000, the Corporation’s Board of Directors unanimously adopted a Stockholder Protection Rights Agreement (“Rights Agreement”) and declared a dividend of one right (“Right”) for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable and will not change the manner in which the Corporation’s Common Stock is traded.

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

Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (“Milton Hershey School Trust”), as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held a total of 12,705,697 shares of the Common Stock, and as Trustee for the benefit of Milton Hershey School, held 30,306,006 shares of the Class B Stock as of December 31, 2002, and was entitled to cast approximately 77.3% of the total votes of both classes of the Corporation’s common stock. The Milton Hershey School Trust must approve the issuance of shares of Common Stock or any other action which would result in the Milton Hershey School Trust not continuing to have voting control of the Corporation.

Changes in outstanding Common Stock for the past three years were:

For the years ended December 31,	2002	2001	2000

Shares issued	179,950,872	179,950,872	179,950,872

Treasury shares at beginning of year	(44,311,870)	(43,669,284)	(41,491,253)
Stock repurchases:
Repurchase programs	(1,300,345)	(676,600)	(2,284,539)
Stock options and benefits	(2,422,385)	(1,037,455)	(957,261)
Stock issuances:
Stock options and benefits	2,303,865	1,071,469	1,063,769

Treasury shares at end of year	(45,730,735)	(44,311,870)	(43,669,284)

Net shares outstanding at end of year	134,220,137	135,639,002	136,281,588

Basic and Diluted Earnings per Share were computed based on the weighted-average number of shares of the Common Stock and the Class B Stock outstanding as follows:
For the years ended December 31,	2002	2001	2000

In thousands except per share amounts
Net income	$403,578	$207,156	$334,543

Weighted-average shares—basic	136,538	136,245	137,326
Effect of dilutive securities:
Employee stock options	1,067	1,379	1,016
Performance and restricted stock units	109	72	23

Weighted-average shares—diluted	137,714	137,696	138,365

Net income per share—basic	$2.96	$1.52	$2.44

Net income per share—diluted	$2.93	$1.50	$2.42

For the years ended December 31, 2002, 2001 and 2000, 1.9 million, 2.0 million and 5.5 million stock options, respectively, were not included in the diluted earnings per share calculation because the exercise price was higher than the average market price of the Common Stock for the year and, therefore, the effect would have been antidilutive.

16.    STOCK COMPENSATION PLANS

The long-term portion of the Key Employee Incentive Plan (“Incentive Plan”) provides for grants to senior executives and key employees of stock-based compensation awards of one or more of the following: non-qualified stock options (“fixed stock options”), performance stock units, stock appreciation rights and restricted stock units. The Incentive Plan also provides for the deferral of performance stock unit and restricted stock unit awards by participants. As of December 31, 2002, 19.0 million shares (inclusive of adjustments for stock splits) were authorized and approved by the Corporation’s stockholders for grants under the long-term portion of the Incentive Plan.

In 1996, the Corporation’s Board of Directors approved a world-wide, broad-based employee stock option program, called HSY Growth. HSY Growth provided all eligible employees with a one-time grant of 100 non-qualified stock options. Under HSY Growth, over 1.2 million options were granted on January 7, 1997.

Fixed Stock Options

The exercise price of each option equals the market price of the Corporation’s Common Stock on the date of grant (determined as the closing price of the Common Stock on the New York Stock Exchange on the business day immediately preceding the date the stock options were granted). Each option has a maximum term of ten years. Options granted under the Incentive Plan prior to December 31, 1999, vest at the end of the second year after grant. In 2000, the terms and conditions of the grant were changed to provide for pro-rated vesting over four years for options granted subsequent to December 31, 1999. Options granted under the HSY Growth program have a term of ten years and vested on January 7, 2002.

A summary of the status of the Corporation’s fixed stock options as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates is presented below:

	2002		2001		2000
Fixed Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

Outstanding at beginning of year	8,006,561	$46.39	8,298,665	$43.10	6,905,924	$40.23
Granted	1,356,605	$69.33	781,900	$62.43	2,403,400	$44.99
Exercised	(2,184,592)	$39.53	(921,043)	$30.22	(933,219)	$26.19
Forfeited	(214,012)	$50.30	(152,961)	$46.84	(77,440)	$49.81

Outstanding at end of year	6,964,562	$52.97	8,006,561	$46.39	8,298,665	$43.10

Options exercisable at year-end	3,970,269	$48.37	4,544,590	$44.73	4,655,855	$41.24

Weighted-average fair value of options granted during the year (per share)	$20.96		$18.58		$15.58

The following table summarizes information about fixed stock options outstanding as of December 31, 2002:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding as of 12/31/02	Weighted- Average Remaining Contractual Life in Years	Weighted- Average Exercise Price	Number Exercisable as of 12/31/02	Weighted- Average Exercise Price

$24.1875-37.625	1,070,425	2.8	$32.01	1,070,425	$32.01
$41.00-49.8125	2,333,793	6.6	$44.92	1,230,702	$44.85
$55.1875-72.07	3,560,344	7.3	$64.55	1,669,142	$61.45

$24.1875-72.07	6,964,562	6.3	$52.97	3,970,269	$48.37

Performance Stock Units and Restricted Stock Units

Under the long-term portion of the Incentive Plan, each January the Corporation grants selected executives and other key employees performance stock units whose vesting is contingent upon the achievement of certain performance objectives. If at the end of the applicable three-year performance cycle targets for financial measures are met, the full number of shares are awarded to the participants. The performance scores can range from 0% to 275% of the targeted amounts. Restricted stock units were awarded in 2001 and 2002 under the long-term portion of the Incentive Plan to certain executive officers and were also awarded quarterly to non-employee directors of the Corporation as part of the Directors’ Compensation Plan. The compensation amount charged against income for performance and restricted stock units was $6.4 million, $6.6 million and $1.8 million for 2002, 2001 and 2000, respectively. The compensation cost associated with the performance stock units is recognized ratably over the three-year term based on the year-end market value of the stock. The compensation cost associated with employee restricted stock units is recognized over a specified restriction period based on the year-end market value of the stock. The compensation cost associated with non-employee director restricted stock units is recognized at the grant date and adjusted based on the year-end market value of the stock. Performance stock units and restricted stock units granted for potential future distribution were as follows:

For the years ended December 31,	2002	2001	2000
Shares granted	60,615	111,007	58,550
Weighted-average fair value at date of grant	$66.80	$62.66	$49.65

Deferred performance stock units, deferred restricted stock units, deferred directors’ fees and accumulated dividend amounts totaled 320,939 shares as of December 31, 2002.

No stock appreciation rights were outstanding as of December 31, 2002.

17.    SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts Receivable—Trade

In the normal course of business, the Corporation extends credit to customers that satisfy pre-defined credit criteria. The Corporation believes that it has little concentration of credit risk due to the diversity of its customer base. As of December 31, 2002, Wal-Mart Stores, Inc. and subsidiaries accounted for approximately 21% of the Corporation’s total accounts receivable. As of December 31, 2002, no other customer accounted for more than 10% of the Corporation’s total accounts receivable. Receivables, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts of $16.5 million and $16.0 million as of December 31, 2002 and 2001, respectively.

Inventories

The Corporation values the majority of its inventories under the last-in, first-out (“LIFO”) method and the remaining inventories at the lower of first-in, first-out (“FIFO”) cost or market. Inventories include material, labor and overhead. LIFO cost of inventories valued using the LIFO method was $334.4 million and $351.1 million as of December 31, 2002 and 2001, respectively, and inventories were stated at amounts that did not exceed realizable values. Total inventories were as follows:

December 31,	2002	2001

In thousands of dollars
Raw materials	$154,893	$160,343
Goods in process	53,814	51,184
Finished goods	347,677	354,100

Inventories at FIFO	556,384	565,627
Adjustment to LIFO	(53,093)	(53,493)

Total inventories	$503,291	$512,134

Property, Plant and Equipment

Property, plant and equipment balances included construction in progress of $121.4 million and $101.8 million as of December 31, 2002 and 2001, respectively. Net write-downs of property, plant and equipment of $45.3 million were recorded as a result of asset impairments associated with the Corporation’s business realignment initiatives recorded in the fourth quarter of 2001. These initiatives included plans to close several manufacturing facilities to improve supply chain efficiency and to sell certain businesses as part of product line rationalization programs. Major classes of property, plant and equipment were as follows:

December 31,	2002	2001

In thousands of dollars
Land	$54,181	$54,177
Buildings	537,473	524,531
Machinery and equipment	2,311,365	2,276,748

Property, plant and equipment, gross	2,903,019	2,855,456
Accumulated depreciation	(1,416,964)	(1,320,555)

Property, plant and equipment, net	$1,486,055	$1,534,901

As of December 31, 2002, certain real estate with a net realizable value of $4.0 million was being held for sale. These assets were associated with the closure of facilities as part of the Corporation’s business realignment initiatives.

Accrued Liabilities

Accrued liabilities were as follows:

December 31,	2002	2001

In thousands of dollars
Payroll, compensation and benefits	$119,478	$188,452
Advertising and promotion	143,130	142,768
Business realignment initiatives	—	35,389
Other	94,108	96,292

Total accrued liabilities	$356,716	$462,901

Accrued liabilities for payroll, compensation and benefits were higher in 2001 than in 2002 primarily as a result of the recording in the fourth quarter of 2001 the enhanced benefits of the VWRP, which was part of the business realignment initiatives.

Other Long-term Liabilities Other long-term liabilities were as follows:
December 31,	2002	2001

In thousands of dollars
Accrued post-retirement benefits	$234,545	$232,675
Other	127,617	128,366

Total other long-term liabilities	$362,162	$361,041

18.    SEGMENT INFORMATION

The Corporation operates as a single reportable segment, encompassing the manufacture, distribution and sale of confectionery and grocery products. The Corporation’s four operating segments are comprised of geographic areas including the United States, Canada and Mexico, and the combination of the Corporation’s other international operations. For purposes of segment reporting, the Corporation’s North American operations, the United States, Canada and Mexico, have been aggregated in accordance with the criteria of Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The North American operations were aggregated on the basis of their similar economic characteristics and the similarity of their products and services, production processes, types or classes of customers for their products and services, methods used to distribute products, and the nature of the regulatory environments. The Corporation’s other international operations were aggregated with its North American operations to form one reportable segment, since the other international operations combined share most of the aggregation criteria and represent less than 10% of consolidated revenues, operating profits and assets. Consolidated net sales represented primarily sales of confectionery products.

The Corporation’s principal operations and markets are located in the United States. The Corporation manufactures, markets, sells and distributes confectionery and grocery products in Canada, Mexico and Brazil, imports and/or markets selected confectionery products in China, the Philippines, Japan and South Korea and markets confectionery products in over 90 countries worldwide. Net sales and long-lived assets of businesses outside of the United States were not significant.

Sales to Wal-Mart Stores, Inc. and subsidiaries exceeded 10% of total net sales and amounted to approximately $857.9 million, $777.7 million and $674.2 million in 2002, 2001 and 2000, respectively.

19. QUARTERLY DATA (Unaudited) Summary quarterly results were as follows:
Year 2002	First	Second	Third	Fourth

In thousands of dollars except per share amounts
Net sales	$988,506	$823,462	$1,152,321	$1,156,028
Gross profit	364,482	313,471	435,124	446,188
Net income	87,045	63,148	123,065	130,320
Net income per share—Basic	.64	.46	.90	.96
Net income per share—Diluted(a)	.63	.46	.89	.96

Year 2001	First	Second	Third	Fourth

In thousands of dollars except per share amounts
Net sales	$988,002	$817,326	$1,178,909	$1,152,980
Gross profit	350,048	300,068	425,506	393,065
Net income (loss)	78,906	52,439	120,762	(44,951	)(b)
Net income (loss) per share—Basic	.58	.38	.89	(.33)
Net income (loss) per share—Diluted	.57	.38	.88	(.33)

(a)	Quarterly income per share amounts do not total to the annual amounts due to changes in weighted-average shares outstanding during the year.

(b)	Net income (loss) for the fourth quarter and year 2001 included a total after-tax charge for the business realignment initiatives of $171.9 million. Net income (loss) per share was similarly impacted.

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

The 2002 financial statements have been audited by KPMG LLP, independent auditors, whose appointment was approved by the Corporation’s Board of Directors on May 10, 2002, following dismissal on April 30, 2002 of Arthur Andersen LLP, the Corporation’s former independent auditors. KPMG LLP’s report expresses an opinion that the Corporation’s 2002 financial statements are fairly stated in conformity with accounting principles generally accepted in the United States, and their report states that their audit was performed in accordance with auditing standards generally accepted in the United States which are designed to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The Audit Committee of the Board of Directors of the Corporation, consisting solely of non-management directors, meets regularly with the independent auditors, internal auditors and management to discuss, among other things, the audit scopes and results. KPMG LLP and the internal auditors both have full and free access to the Audit Committee, with and without the presence of management.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders
Hershey Foods Corporation:

We have audited the accompanying consolidated balance sheet of Hershey Foods Corporation and subsidiaries (the “Corporation”) as of December 31, 2002, and the related consolidated statements of income, cash flows and stockholders’ equity for the year then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated balance sheet of Hershey Foods Corporation and subsidiaries as of December 31, 2001, and the related consolidated statements of income, cash flows and stockholders’ equity for the years ended December 31, 2001 and 2000, before the revisions described in Notes 1 and 5 to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 22, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hershey Foods Corporation and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the accompanying consolidated balance sheet of Hershey Foods Corporation and subsidiaries as of December 31, 2001, and the related consolidated statements of income, cash flows and stockholders’ equity for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations. As described in Notes 1 and 5, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Corporation as of January 1, 2002. As described in Note 1, these financial statements have been revised to reflect reclassifications of certain consumer and trade promotional expenses as required by Emerging Issues Task Force No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products. In our opinion, the disclosures and reclassifications for 2001 and 2000 as described in Notes 1 and 5 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Hershey Foods Corporation other than with respect to such disclosures and reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
January 29, 2003

REPORT OF PREDECESSOR AUDITOR (ARTHUR ANDERSEN LLP)

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. As discussed in Note 1, in 2002, the Corporation adopted the provisions of Emerging Issues Task Force Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer” which requires reclassification of certain consumer and trade promotional expenses in the 2001 and 2000 consolidated income statements. Also, in 2002, the Corporation adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142). Included in Notes 1 and 5 are transitional disclosures for 2001 and 2000 that are required by SFAS No. 142. The Arthur Andersen LLP report does not extend to these changes in the 2001 and 2000 consolidated financial statements. The adjustments to the 2001 and 2000 consolidated financial statements were reported on by KPMG LLP as stated in their report appearing herein.

To the Stockholders and Board of Directors
of Hershey Foods Corporation:

We have audited the accompanying consolidated balance sheets of Hershey Foods Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2001, appearing on pages A-16 through A-43. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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
	5-Year Compound Growth Rate	2002	2001	2000	1999	1998	1997
Summary of Operations
Net Sales(a)	1.3%	$4,120,317	4,137,217	3,820,416	3,586,183	3,974,832	3,853,344

Cost of Sales	0.6%	$2,561,052	2,668,530	2,471,151	2,354,724	2,625,057	2,488,896
Selling, Marketing and Administrative(a)	2.6%	$833,426	846,976	726,615	673,099	707,112	734,238
Business Realignment and Asset Impairments Charge		$27,552	228,314	—	—	—	—
Gain on Sale of Businesses(b)		$—	19,237	—	243,785	—	—
Interest Expense, Net	(4.5)%	$60,722	69,093	76,011	74,271	85,657	76,255
Provision for Income Taxes	1.5%	$233,987	136,385	212,096	267,564	216,118	217,704

Net Income	3.7%	$403,578	207,156	334,543	460,310	340,888	336,251

Earnings Per Share:
—Basic	5.6%	$2.96	1.52	2.44	3.29	2.38	2.25
—Diluted	5.6%	$2.93	1.50	2.42	3.26	2.34	2.23
Weighted Average Shares Outstanding:
—Basic		136,538	136,245	137,326	140,031	143,446	149,174
—Diluted		137,714	137,696	138,365	141,300	145,563	151,016
Dividends Paid on Common Stock	6.3%	$133,285	122,790	115,209	109,175	103,616	98,390
Per Share	8.4%	$1.26	1.165	1.08	1.00	.92	.84
Dividends Paid on Class B Common Stock	8.3%	$34,536	31,960	29,682	27,553	25,428	23,156
Per Share	8.4%	$1.135	1.05	.975	.905	.835	.76
Net Income as a Percent of Net Sales(a) (c)		10.6%	9.5%	9.0%	8.6%	9.0%	9.1%
Depreciation	2.8%	$155,384	153,493	140,168	135,574	138,489	135,016
Advertising(a)	(3.8)%	$162,874	187,244	156,319	158,965	182,383	197,801
Consumer Promotions(a)	12.2%	$62,893	53,450	46,615	35,380	31,521	35,419
Payroll	2.5%	$594,372	614,197	557,342	534,854	563,045	524,827
Year-end Position and Statistics
Capital Additions	(5.2)%	$132,736	160,105	138,333	115,448	161,328	172,939
Capitalized Software Additions	(16.5)%	$11,836	9,845	4,686	25,394	42,859	29,100
Total Assets	1.1%	$3,480,551	3,247,430	3,447,764	3,346,652	3,404,098	3,291,236
Long-term Portion of Debt	(3.7)%	$851,800	876,972	877,654	878,213	879,103	1,029,136
Stockholders’ Equity	10.0%	$1,371,703	1,147,204	1,175,036	1,098,627	1,042,301	852,806
Operating Return on Average Stockholders’ Equity(c)		34.6%	33.7%	30.2%	28.9%	37.6%	35.0%
Operating Return on Average Invested Capital(c)		19.7%	18.7%	16.5%	15.4%	18.1%	18.3%
Full-time Employees		13,700	14,400	14,300	13,900	14,700	14,900
Stockholders’ Data
Outstanding Shares of Common Stock and Class B Common Stock at Year-end		134,220	135,639	136,282	138,460	143,147	142,932
Market Price of Common Stock at Year-end	1.7%	$67.44	67.70	64.38	47.44	62.19	61.94
Range During Year		$79.49-56.45	70.15-55.13	66.44-37.75	64.88-45.75	76.38-59.69	63.88-42.13

(a)	All years have been restated in accordance with final consensuses reached on various EITF issues regarding the reporting of certain sales incentives.

(b)	Includes the gain on the sale of the Luden’s throat drops business in 2001 and the gain on the sale of the Corporation’s pasta business in 1999.

(c)

Net Income as a Percent of Sales, Operating Return on Average Stockholders’ Equity and Operating Return on Average Invested Capital have been calculated using Net Income, excluding the after-tax impacts of the elimination of amortization of intangibles for all years, the after-tax effect of the 2001 and 2002 Business Realignment Initiatives, the after-tax effect of incremental expenses to explore the possible sale of the Corporation in 2002, the 1999 and 2001 Gain on the Sale of Businesses and the 2000 gain on the sale of certain Corporate aircraft. Net Income as a Percent of Net Sales, as reported above was 9.8% in 2002, 5.0% in 2001, 8.8% in 2000, 12.8% in 1999, 8.6% in 1998 and 8.7% in 1997.

