Form 10-K, Exhibit 13
period 2003-12-31
HERSHEY FOODS CORP
filed 2004-03-12
CIK 47111

Appendix A
Annual Report to Stockholders

HERSHEY FOODS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

Hershey Foods Corporation, its wholly-owned subsidiaries and entities in which it has a controlling financial interest (the “Company”) are engaged in the manufacture, distribution and sale of confectionery and grocery products. The Company was organized under the laws of the State of Delaware on October 24, 1927, as a successor to a business founded in 1894 by Milton S. Hershey.

OVERVIEW

The Company concluded a strong year in 2003. Operating results were consistent with management’s strategies, which provide for profitable growth in sales by focusing on key brands, such as Hershey’s, Reese’s and Hershey’s Kisses, among others; gross margin expansion through enhanced price realization, improved sales mix and supply chain efficiencies; and increases in earnings per share through increased operating profits and share repurchases. These strategies have been successful in improving profitability and have enabled expanded marketing support. Marketing support, which includes promotional allowances that reduce net sales, combined with advertising and consumer promotions expense, increased approximately 200 basis points, as a percentage of gross sales before allowances during the three-year period ended December 31, 2003. The increase was focused on promotional allowances to the Company’s customers, which market research has shown are effective in supporting profitable growth. The Company’s advertising strategy has been focused on key brands and new products which, along with more efficient agency contracts, has resulted in reduced spending. Results show that these marketing strategies have been successful in achieving performance goals and gaining market share.

Strategies providing for profitable sales growth, gross margin expansion and earnings growth, along with a disciplined approach toward capital investment, have resulted in increased economic returns for the Company. These strategies are expected to provide for the sustainable achievement of the Company’s long-term performance goals.

Net sales increased approximately 1% in 2003, compared with 2002 net sales which were down slightly from 2001. The increase in 2003 reflected the selling price increase announced in December 2002, effective in January 2003, and the introduction of new products. Net sales in 2003 and 2002 were reduced considerably as a result of business divestitures and product line rationalization as part of the Company’s business realignment initiatives. Growth in sales during the three-year period resulted from accelerating the introduction of innovative new products and limited edition items and by leveraging the Company’s selling capabilities. The Company gained market share during the period in key growth channels, reflecting its value-enhancing strategies, including the introduction of new products.

Gross margin increased to 39.0% in 2003 compared with 37.8% in 2002 and 35.5% in 2001. The selling price increase, an improved sales mix and reduced supply chain costs, primarily reflecting lower costs for raw materials and packaging, over the three-year period were the primary contributors to the enhanced margins. Margin expansion during the period was consistent with the Company’s strategy of shifting its portfolio of products to more profitable customer and consumer segments.

Net income was $457.6 million in 2003 compared with $403.6 million in 2002. Net income per share-diluted of $3.46 for 2003 was up 18% from $2.93 per share for 2002 as a result of increased income from operations and the impact of lower weighted-average shares outstanding resulting from share repurchases during the year. Income before the cumulative effect of accounting change was $465.0 million for 2003, a 15% increase over 2002. Income per share-diluted before the cumulative effect of accounting change was $3.52 for 2003, 20% higher than in 2002. Income before the cumulative effect of accounting change for 2003 included total net business realignment charges of $15.5 million after tax and a gain on the sale of certain gum brands of $5.7 million after tax.

Net income in 2002 was $403.6 million which included total net business realignment charges of $21.5 million after tax and after-tax expenses of $10.9 million related to the exploration of the sale of the Company. Net income in 2001 of $207.2 million included total net business realignment charges of $171.9 million after tax and an after-tax gain on the sale of the Luden’s throat drops business of $1.1 million.

The table below presents various items affecting the comparability of income over the three-year period ended December 31, 2003. These items include charges related to business rationalization and realignment initiatives, the gain on the sale of businesses and charges to explore the sale of the Company. The Company believes the presentation of income excluding such items provides additional information to investors to facilitate the comparison of past and present operations which are indicative of its ongoing operations. The Company excludes such items in evaluating key measures of performance internally and in assessing the impact of known trends and uncertainties on its business. The Company believes that this presentation provides a more balanced view of the underlying dynamics of the business. Financial results including the impact of business realignment and rationalization charges, gains on the sale of businesses and expenses related to the possible sale of the Company, and excluding the impact of the elimination of amortization of goodwill and other intangible assets over the three-year period may be insufficient in facilitating a complete understanding of the business as a whole and ascertaining the likelihood that past performance is indicative of future performance.

The 2003 and 2001 business realignment initiatives are described below and in Note 4 to the Consolidated Financial Statements.

For the years ended December 31,	2003		2002		2001
In thousands of dollars except per share amounts		Per share- diluted		Per share- diluted		Per share- diluted
Income before cumulative effect of accounting change	$464,952	$3.52	$403,578	$2.93	$207,156	$1.50
Items affecting comparability after tax:
Business realignment and asset impairments included in cost of sales	1,287	—	4,068	.03	31,765	.23
Costs to explore the sale of the Company included in selling, marketing and administrative expense	—	—	10,907	.08	—	—
Business realignment and asset impairments, net	14,201	.11	17,441	.13	140,085	1.02
Gain on sale of business	(5,706)	(.04)	—	—	(1,103)	(.01)
Elimination of amortization of goodwill and other intangible assets	—	—	—	—	13,579	.10
Income excluding items affecting comparability	$474,734	$3.59	$435,994	$3.17	$391,482	$2.84

Income per share-diluted excluding items affecting comparability increased 13% and 12% in 2003 and 2002, respectively, reflecting the impact of the Company’s value-enhancing strategies and share repurchases during the period. This performance also drove increases in operating return on average invested capital during the period, as discussed under the heading Return Measures on page A-23.

Primary challenges in 2004 and beyond include profitable sales growth within the core confectionery category and the broader snack market and continued evolution of the product portfolio to meet emerging consumer trends, while balancing product line rationalization. Focus will continue to be placed on higher margin and faster growth channels. In addition, determining the appropriate balance of growth and profit in the Company’s seasonal and packaged candy businesses is a key imperative. The development and growth of the Company’s businesses outside North America are also important priorities for the future. Successfully meeting these challenges is critical to the Company’s achievement of its growth objectives.

The Company expects to achieve its long-term goals of three to four percent revenue growth, enhanced margins and returns, and nine to eleven percent growth in earnings per share in 2004 and beyond, despite the substantial increase in the Company’s raw material costs in 2004.

The Company’s net cash from operations was strong during the three-year period ended December 31, 2003, and was sufficient to finance capital additions, payment of dividends and repurchases of Common Stock. The Company also made significant contributions to its pension plans and reduced its short-term borrowings during the period.

RESULTS OF OPERATIONS

Net Sales

Net sales increased $52.2 million, or 1.3%, from 2002 to 2003, resulting primarily from the selling price increase, volume growth in sales of key confectionery brands reflecting the introduction of new products and limited edition items in the United States, and increased selling prices and sales volume, as well as the impact of favorable currency exchange rates for the Company’s Canadian business. These sales increases were substantially offset by higher promotional allowances, the continued rationalization of certain under-performing products and brands, including the divestiture of the Heide brands in June 2002, the discontinuance of the Company’s aseptically packaged drink products in the United States in March 2002 and the divestiture of certain gum brands in September 2003, and by a prior year buy-in associated with the January 2003 price increase. Net sales were also reduced by declines in export sales to Latin America and Asia, due primarily to changes in distributor relationships in certain markets and the discontinuance of certain products.

Net sales decreased $16.9 million from 2001 to 2002, primarily as a result of increased promotion costs and returns, discounts and allowances, the divestiture of the Heide brands in 2002 and the timing of sales related to the gum and mint business acquired from Nabisco Inc. (“Nabisco”) which resulted in incremental sales in 2001 compared with 2002. A challenging retail environment, characterized by the bankruptcies and store closings of certain customers, also contributed to the lower sales. Sales were also lower in several international markets, particularly Canada and Brazil. These sales decreases were partially offset by volume increases of key confectionery brands, including new products and line extensions, and selected confectionery selling price increases, as well as incremental sales from the Visagis acquisition, the Brazilian chocolate and confectionery business acquired in July 2001.

In December 2002, the Company announced an increase of 11% in the price of standard-size candy bars effective January 1, 2003, representing an average increase of approximately 3% over the entire domestic product line. A buy-in prior to the January 1, 2003 price increase resulted in an approximate 1% to 2% increase in fourth quarter, 2002 sales.

Cost of Sales

Cost of sales decreased $16.3 million from 2002 to 2003. The cost decline was primarily caused by the divestitures and rationalization of certain products and lower supply chain costs, principally associated with reduced costs for raw materials, packaging, shipping and distribution. Lower raw material costs primarily for peanuts and dairy products were partially offset by higher costs for cocoa. These cost reductions were offset somewhat by sales volume increases for key confectionery brands. Cost of sales included costs associated with business realignment initiatives of $2.1 million and $6.4 million in 2003 and 2002, respectively. Business realignment costs in 2003 related to the write-off of certain inventories associated with discontinued products and, in 2002, reflected the relocation of manufacturing equipment due to the rationalization and consolidation of production lines.

Gross margin increased from 37.8% in 2002 to 39.0% in 2003. The margin expansion reflected the impact of the price increase, an improved sales mix and the aforementioned decrease in supply chain costs. These margin improvements were partially offset by increases in promotional allowances.

Cost of sales decreased $107.5 million, or 4%, from 2001 to 2002. Cost of sales in 2002 included $6.4 million of costs primarily related to the relocation of equipment associated with the Company’s business realignment initiatives. Cost of sales in 2001 included $50.1 million associated with business realignment initiatives recorded in the fourth quarter of that year. The decrease in cost of sales from 2001 to 2002 primarily reflected lower costs associated with business realignment initiatives, lower costs for certain major raw materials, primarily cocoa, milk and packaging materials, and reduced supply chain costs, particularly related to shipping and distribution.

Gross margin increased from 35.5% in 2001 to 37.8% in 2002. Gross margin in 2001 was negatively impacted 1.2 percentage points from the inclusion in cost of sales of a charge of $50.1 million associated with business realignment initiatives recorded during the fourth quarter of that year. Gross margin in 2002 was reduced by .2 percentage points from business realignment charges of $6.4 million recorded in cost of sales during the year. The increase in gross margin from 2001 to 2002 primarily reflected decreased costs for certain major raw materials, higher profitability resulting from the mix of confectionery items sold in 2002 compared with sales in 2001 and the impact of supply chain efficiencies in addition to reduced costs associated with business realignment initiatives. These increases in gross margin were partially offset by higher promotion costs and returns, discounts and allowances, which were higher as a percent of sales compared to the prior year. Gross margin was also unfavorably impacted in 2002 by poor profitability in the Company’s Canadian and Brazilian businesses.

Selling, Marketing and Administrative

Selling, marketing and administrative expenses for 2003 decreased by 2% from 2002, primarily attributable to a charge of $17.2 million in 2002 related to the exploration of the sale of the Company. Advertising and consumer promotion expenses were also lower in 2003 as a result of decisions to increase promotional allowances, as discussed above, and more efficient agency contracts. These cost reductions were offset somewhat by increased compensation and employee benefits costs, packaging development and marketing research expenses. Additionally, the bad debt reserve was increased by $5.0 million in the first quarter of 2003 as an estimate of probable exposure to the bankruptcy of one of the Company’s customers, Fleming Companies, Inc., announced on April 1, 2003.

Selling, marketing and administrative expenses for 2002 decreased by $13.6 million, or 2% from 2001, primarily as a result of savings from the business realignment initiatives and the elimination of goodwill amortization in 2002, offset by $17.2 million of expenses incurred to explore the possible sale of the Company, as discussed below. The decrease in 2002 primarily reflected lower advertising, depreciation and administrative expenses, partially offset by higher expenses associated with increased consumer marketing programs and selling activities.

On July 25, 2002, the Company confirmed that the Hershey Trust Company, as Trustee for the Benefit of Milton Hershey School (the “Milton Hershey School Trust”) which at that time controlled 77.6% of the combined voting power of the Company’s Common Stock and Class B Common Stock, had informed the Company that it had decided to diversify its holdings and in this regard wanted Hershey Foods Corporation to explore a sale of the entire Company. On September 17, 2002, the Milton Hershey School Trust informed the Company that it had elected not to sell its controlling interest and requested that the process to explore a sale be terminated.

Business Realignment Initiatives

In July 2003, the Company announced a number of initiatives continuing its value-enhancing strategy. These initiatives included realigning the sales organization and streamlining the supply chain by divesting or eliminating certain non-strategic brands and products, and by production line rationalization.

During 2003, these actions resulted in a net charge of approximately $17.2 million, or $.07 per share-diluted. The $17.2 million net charge consisted of the write-off of certain inventories of $2.1 million included in cost of sales, a net business realignment and asset impairments charge of $23.4 million and an $8.3 million net gain resulting from the divestiture of certain brands.

The net business realignment and asset impairments charge of $23.4 million consisted of early retirement and involuntary termination costs of $10.0 million, sales office closing and relocation costs of $7.3 million, fixed asset impairment charges of $5.7 million, equipment removal costs of $.7 million and a net gain of $.3 million relating to the elimination of non-strategic brands and products. In determining the fixed asset impairment losses, fair value was estimated based on the expected sales proceeds. Cash payments during the third and fourth quarters of 2003 reduced the liability balance, primarily relating to the aforementioned charges for employee termination, sales office closing and relocation costs, to $8.8 million as of December 31, 2003.

In late October 2001, the Company’s Board of Directors approved a plan to improve the efficiency and profitability of the Company’s operations. The plan included asset management improvements, product line rationalization, supply chain efficiency improvements and a voluntary work force reduction program (collectively, “the 2001 business realignment initiatives”). Total costs for the 2001 business realignment initiatives recorded in 2002 and 2001 were $312.4 million.

During 2002, charges to cost of sales and business realignment and asset impairments were recorded totaling $34.0 million before tax. The total included a charge to cost of sales of $6.4 million associated with the relocation of manufacturing equipment and a net business realignment and asset impairments charge of $27.6 million. Components of the net $27.6 million pre-tax charge included a $28.8 million charge for pension settlement losses resulting from a voluntary work force reduction program (“VWRP”), a $3.0 million charge for pension curtailment losses and special termination benefits resulting from manufacturing plant closures, a $.1 million charge relating to involuntary termination benefits and a $.1 million charge relating to the realignment of the domestic sales organization, partially offset by a $4.4 million favorable adjustment reflecting higher than estimated proceeds from the sale of certain assets.

During the fourth quarter of 2001, charges to cost of sales and business realignment and asset impairments were recorded totaling $278.4 million before tax. The total included a charge to cost of sales of $50.1 million associated with raw material inventory reductions and a business realignment and asset impairments charge of $228.3 million. Components of the $228.3 million pre-tax charge included $175.2 million for business realignment charges and $53.1 million for asset impairment charges. The $175.2 million for business realignment charges included $139.8 million for enhanced pension and other post-retirement benefits associated with the VWRP and $35.4 million for other costs associated with the 2001 business realignment initiatives. The $53.1 million for asset impairment charges included $45.3 million for fixed asset impairments and $7.8 million for goodwill impairment. The major components of the 2001 business realignment initiatives were completed as of December 31, 2002. Remaining transactions primarily pertain to the sale of certain real estate associated with the closure of facilities, as discussed below.

Product line rationalization plans included the sale or exit of certain businesses, the discontinuance of certain non-chocolate confectionery products and the realignment of the Company’s sales organizations. Costs associated with the realignment of the sales organizations related primarily to sales office closings and terminating the use of certain sales brokers. During 2002, sales offices were closed as planned and the use of certain sales brokers was discontinued which resulted in an additional charge of $.1 million. During the second quarter of 2002, the sale of a group of the Company’s non-chocolate confectionery candy brands to Farley’s & Sathers Candy Company, Inc. (“Farley’s & Sathers”) was completed. Included in the transaction were the Heide, Jujyfruits, Wunderbeans and Amazin’ Fruit trademarked confectionery brands, as well as the rights to sell Chuckles branded products, under license. Proceeds of $12.0 million associated with the sale of certain confectionery brands to Farley’s & Sathers exceeded the 2001 estimates which resulted in a $4.4 million favorable adjustment. Also during the second quarter of 2002, the Company discontinued and subsequently licensed the sale of its aseptically packaged drink products in the United States. Net sales for these brands were $11.6 million and $34.2 million in 2002 and 2001, respectively. The sale of certain confectionery brands to Farley’s & Sathers resulted in the closure of a manufacturing facility in New Brunswick, New Jersey which was being held for sale as of December 31, 2002. The manufacturing facility was sold in May 2003. An additional charge of

$.7 million relating to pension curtailment losses and special termination benefits associated with the closure of the facility was recorded in 2002.

To improve supply chain efficiency and profitability, three manufacturing facilities, a distribution center and certain other facilities were planned to be closed. These included manufacturing facilities in Denver, Colorado; Pennsburg, Pennsylvania; and Palmyra, Pennsylvania and a distribution center and certain minor facilities located in Oakdale, California. During the first quarter of 2002, the manufacturing facility in Palmyra, Pennsylvania was closed and additional costs of $.1 million were recorded, as incurred, relating to retention payments. During the second quarter, operations utilizing the distribution center in Oakdale, California ceased. The manufacturing facilities in Denver, Colorado and Pennsburg, Pennsylvania were closed in the fourth quarter of 2002. An additional charge of $2.3 million relating to pension curtailment losses and special termination benefits associated with the facility closures was recorded in 2002. The Denver, Colorado facility was being held for sale and the Pennsburg, Pennsylvania facility was idle and being held for possible future use as of December 31, 2003.

In October 2001, the Company offered the VWRP to certain eligible employees in the United States, Canada and Puerto Rico in order to reduce staffing levels and improve profitability. The VWRP consisted of an early retirement program which provided enhanced pension, post-retirement and certain supplemental benefits and an enhanced mutual separation program which provided increased severance and temporary medical benefits. A reduction of approximately 500 employees occurred during 2002 as a result of the VWRP. Additional pension settlement costs of $28.8 million were recorded in 2002, principally associated with lump sum payments of pension benefits.

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

New charges during 2002 related to the elimination of the Company’s broker sales force and termination benefits associated with the closing of a manufacturing facility. Utilization recorded against the liability in 2002 reflected cash payments totaling $25.7 million and non-cash write-offs of $9.9 million associated primarily with exiting certain businesses. The cash payments related primarily to severance payments associated with the enhanced mutual separation program and plant closures, outsourcing the manufacture of certain ingredients, VWRP administrative expenses, the realignment of the Company’s sales organizations and other expenses associated with exiting certain businesses and maintaining properties prior to sale.

Gain on Sale of Business

As part of the Company’s business realignment initiatives, the sale of a group of gum brands to Farley’s & Sathers was completed in September 2003. The gum brands included Fruit Stripe chewing gum, Rain-Blo gum balls and Super Bubble bubble gum. In the third quarter of 2003, the Company received cash proceeds from the sale of $20.0 million and recorded a gain of $8.3 million before tax, or $5.7 million after tax, as a result of the transaction.

In September 2001, the Company completed the sale of the Luden’s throat drops business to Pharmacia Consumer Healthcare, a unit of Pharmacia Company. Included in the sale were the trademarks and manufacturing equipment for the throat drops business. In the third quarter of 2001, the Company received cash proceeds of $59.9 million and recorded a gain of $19.2 million before tax, $1.1 million after tax, as a result of the transaction. A higher gain for tax purposes reflected the low tax basis of the intangible assets included in the sale, resulting in taxes on the gain of $18.1 million. Net sales for the Luden’s throat drops business were $8.9 million and $20.7 million in 2001 and 2000, respectively.

Interest Expense, Net

Net interest expense for 2003 was $2.8 million higher than in 2002 primarily reflecting lower interest income and higher fixed interest expense, principally due to interest expense associated with the consolidation of three former off-balance sheet arrangements for the leasing of certain warehouse and distribution facilities, as discussed below. Net interest expense for 2002 was $8.4 million below the prior year, primarily as a result of a decrease in short-term interest expense due to reduced average short-term borrowings.

Income Taxes

The Company’s effective income tax rate was 36.6% in 2003, 36.7% in 2002 and 39.7% in 2001. The lower effective income tax rate in 2003 reflected the impact of the effective tax rates on business rationalization and realignment initiatives and the gain on sale of business in 2003. The decrease in the effective income tax rate from 2001 to 2002 primarily reflected the income tax provision associated with the gain on the sale of the Luden’s throat drops business in 2001 and the impact of the elimination of the amortization of intangibles in 2002.

Cumulative Effect of Accounting Change

An after-tax charge of $7.4 million, or $.06 per share-diluted, was recorded in 2003 to reflect the cumulative effect of a change in accounting for the Company’s leases of certain warehouse and distribution facilities as discussed further under the heading Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments.

Net Income

Net income was $457.6 million in 2003 compared with $403.6 million in 2002. Net income per share-diluted of $3.46 for 2003, was up 18% from $2.93 per share for 2002 as a result of increased income from operations and the impact of lower weighted-average shares outstanding resulting from share repurchases during the year. Income before the cumulative effect of accounting change was $465.0 million for 2003, a 15% increase over 2002. Income per share-diluted before the cumulative effect of accounting change was $3.52 for 2003, 20% higher than in 2002. Income before the cumulative effect of accounting change for 2003 included total net business realignment charges of $15.5 million after tax and a gain on the sale of certain gum brands of $5.7 million after tax.

Net income in 2002 was $403.6 million including total net business realignment charges of $21.5 million after tax and after-tax expenses of $10.9 million related to the exploration of the sale of the Company. Net income in 2001 of $207.2 million included total net business realignment charges of $171.9 million after tax and an after-tax gain on the sale of the Luden’s throat drops business of $1.1 million.

FINANCIAL CONDITION

The Company’s financial condition remained strong during 2003. The capitalization ratio (total short-term and long-term debt as a percent of stockholders’ equity, short-term and long-term debt) increased to 43% as of December 31, 2003, from 39% as of December 31, 2002, primarily as a result of higher long-term debt due to the consolidation of special-purpose trusts (“SPTs”) associated with the leasing of certain warehouse and distribution facilities and decreased stockholders’ equity as a result of share repurchases in 2003. The ratio of current assets to current liabilities decreased to 1.9:1 as of December 31, 2003, from 2.3:1 as of December 31, 2002 primarily reflecting a decrease in cash and cash equivalents and an increase in accrued liabilities.

In September 2003, the Company completed the sale of certain gum brands to Farley’s & Sathers for $20.0 million in cash as part of its business realignment initiatives. The gum brands included Fruit Stripe chewing gum, Rain-Blo gum balls and Super Bubble bubble gum.

In June 2002, the Company completed the sale of certain confectionery brands to Farley’s & Sathers for $12.0 million in cash as part of its 2001 business realignment initiatives. Included in the transaction were the Heide, Jujyfruits, Wunderbeans and Amazin’ Fruit trademarked confectionery brands, as well as the rights to sell Chuckles branded products, under license.

In September 2001, the Company completed the sale of the Luden’s throat drops business to Pharmacia Consumer Healthcare, a unit of Pharmacia Company. Included in the sale were the trademarks and manufacturing equipment for the throat drops business. In the third quarter of  2001, the Company received cash proceeds of $59.9 million and recorded a gain of $19.2 million before tax, $1.1 million or $.01 per share-diluted after tax, as a result of the transaction.

In July 2001, the Company’s Brazilian subsidiary, Hershey do Brasil, acquired the chocolate and confectionery business of Visagis for $17.1 million. This business had sales of approximately $20 million in 2000. Included in the acquisition were the IO-IO brand of hazelnut crème items and the chocolate and confectionery products sold under the Visconti brand. Also included in the purchase were a manufacturing plant and confectionery equipment in Sao Roque, Brazil. Had the results of the acquisition been included in the consolidated results for the full year of 2001, the effect would not have been material.

Assets

Total assets increased $102.0 million, or 3%, as of December 31, 2003, primarily as a result of higher accounts receivable, other current and non-current assets and property, plant and equipment, offset substantially by lower cash and cash equivalents.

Current assets decreased by $132.0 million principally reflecting decreased cash and cash equivalents resulting primarily from increased funding for share repurchases, capital additions and pension plan contributions during the year. This decrease was partially offset by higher accounts receivable due to increased sales in December 2003 compared with the prior year.

The increase in property, plant and equipment was primarily due to the consolidation of SPTs associated with the leasing of certain warehouse and distribution facilities of $107.7 million and capital expenditures, net of depreciation expense, during the year. The increase in other current and non-current assets reflected the funding of pension plans in 2003.

P ALIGN="LEFT">Liabilities

Total liabilities increased by $193.8 million, as of December 31, 2003, primarily reflecting an increase in accrued liabilities and long-term debt. Higher accrued liabilities were principally related to increased promotional allowances and employee benefits. The increase in long-term debt was primarily related to long-term debt of $115.5 million resulting from the consolidation of SPTs associated with the leasing of certain warehouse and distribution facilities.

Capital Structure

The Company has two classes of stock outstanding, Common Stock and Class B Common Stock (“Class B Stock”). Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors, with the Common Stock having one vote per share and the Class B Stock having ten votes per share. However, the Common Stock, voting separately as a class, is entitled to elect one-sixth of the Board of Directors. With respect to dividend rights, the Common Stock is entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

In December 2000, the Company’s Board of Directors unanimously adopted a Stockholder Protection Rights Agreement (“Rights Agreement”). The Company’s largest stockholder, the Milton Hershey

School Trust, supported the Rights Agreement. This action was not in response to any specific effort to acquire control of the Company. Under the Rights Agreement, the Company’s Board of Directors declared a dividend of one right (“Right”) for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable and will not change the manner in which the Company’s Common Stock is traded. The Rights Agreement is discussed further in Note 16 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company’s major source of financing has been cash generated from operations. The Company’s income and, consequently, cash provided from operations during the year are affected by seasonal sales patterns, the timing of new product introductions, business acquisitions and divestitures, and price changes. Sales have typically been highest during the third and fourth quarters of the year, representing seasonal and holiday-related sales patterns. Generally, seasonal working capital needs peak during the summer months and have been met by issuing commercial paper.

Over the past three years, cash provided from operating activities and cash and cash equivalents on hand at the beginning of 2003 exceeded cash requirements for capital expenditures and capitalized software additions, dividend payments, share repurchases, incentive plan transactions and repayment of debt by $12.1 million. Cash provided from operating activities during the period included contributions to pension plans of $600.7 million. Total debt decreased during the period by $154.8 million, reflecting reduced short-term borrowings and the repayment of long-term debt, partially offset by an increase in long-term debt resulting from the consolidation of SPTs associated with certain lease agreements in 2003. Cash and cash equivalents increased by $82.8 million during the period.

The Company anticipates that capital expenditures and capitalized software additions will be in the range of $175 million to $200 million per annum during the next several years primarily for continued efficiency improvements in existing facilities and capacity expansion to support sales growth and new products, along with continued improvement and enhancements of computer software. As of December 31, 2003, the Company’s principal capital commitments included manufacturing capacity expansion to support sales growth and new products, construction of a mid-western distribution facility, modernization and efficiency improvements and selected enhancements of computer software.

As of December 31, 2003, the fair value of the Company’s pension plan assets exceeded benefits obligations. Contributions totaling $120.3 million and $308.1 million were made to the pension plans during 2003 and 2002, respectively, primarily to improve the funded status as a result of negative returns on pension plan assets during 2002. In order to improve the funded status of the Company’s domestic pension plans, a contribution of $75.0 million was made in February 2001. An additional contribution of $95.0 million was made in December 2001 to fund payments related to the early retirement program implemented in the fourth quarter of that year.

Under share repurchase programs which began in 1993, a total of 24,525,182 shares of Common Stock have been repurchased for approximately $1.2 billion, including purchases from the Milton Hershey School Trust of 4,000,000 shares for $103.1 million in 1993 and 1,579,779 shares for $100.0 million in 1999. Of the shares repurchased, 528,000 shares were retired and 9,010,078 shares were reissued to satisfy stock options obligations, Supplemental Retirement Contributions and employee stock ownership trust (“ESOP”) obligations. Of the shares reissued, 7,433,499 shares were repurchased in the open market to replace the reissued shares. Additionally, the Company has purchased a total of 28,000,536 shares of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $1.0 billion in privately negotiated transactions. In December 2002, the Company’s Board of Directors approved a share repurchase program authorizing the repurchase of up to $500 million of the Company’s Common Stock. Under this program, a total of 4,924,200 shares of Common Stock was purchased through December 31, 2003, for $329.4 million. As of December 31, 2003, a total of

50,421,139 shares were held as Treasury Stock and $170.6 million remained available for repurchases of Common Stock under the repurchase program.

As of December 31, 2003, $250 million of debt securities remained available for issuance under an August 1997 Form S-3 Registration Statement. Proceeds from any offering of the $250 million of debt securities available under the shelf registration may be used for general corporate requirements, which include reducing existing commercial paper borrowings, financing capital additions and share repurchases, and funding future business acquisitions and working capital requirements.

As of December 31, 2003, the Company maintained short-term and long-term committed credit facilities with a syndicate of banks in the amount of $400 million that could be borrowed directly or used to support the issuance of commercial paper. The Company may increase the credit facilities to $1.0 billion with the concurrence of the banks. In November 2003, the short-term credit facility agreement was renewed with a credit limit of $200 million expiring in November 2004. The long-term committed credit facility agreement with a $200 million credit limit will expire in November 2006. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions. The Company also had lines of credit with domestic and international commercial banks of $43.6 million and $21.0 million as of December 31, 2003 and 2002, respectively. The higher lines of credit as of December 31, 2003, were associated with an anticipated increase in borrowing requirements for the Company’s Canadian business.

Cash Flow Activities

Over the past three years, cash from operating activities provided approximately $1.9 billion. Over this period, cash used by or provided from accounts receivable and inventories has tended to fluctuate as a result of sales during December and inventory management practices. Higher cash provided from inventories in 2001 was principally associated with a reduction in raw material inventories in December 2001 as part of the Company’s business realignment initiatives. The change in cash required for or provided from other assets and liabilities between the years was primarily related to hedging transactions, the timing of payments for accrued liabilities, including income taxes, and variations in the funded status of pension plans.

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

In August 2003, the Company completed the sale of a group of gum brands to Farley’s & Sathers for $20.0 million in cash as part of its business realignment initiatives and in June 2002, the Company completed the sale of certain confectionery brands to Farley’s & Sathers for $12.0 million in cash as part of its 2001 business realignment initiatives.

In July 2001, the Company’s Brazilian subsidiary, Hershey do Brasil, acquired the chocolate and confectionery business of Visagis for $17.1 million. In September 2001, the Luden’s throat drops business was sold for $59.9 million in cash.

Financing activities included debt borrowings and repayments, payments of dividends, the exercise of stock options, incentive plan transactions and the repurchase of Common Stock. During the past three years, short-term borrowings in the form of commercial paper or bank borrowings were used to purchase Nabisco’s mint and gum business, fund seasonal working capital requirements and finance share repurchase programs. During the past three years, a total of 6,901,145 shares of Common Stock have been repurchased for $453.9 million. Cash used for incentive plan transactions of $308.2 million during the past three years was partially offset by cash received from the exercise of stock options of $171.8 million. Cash used by incentive plan transactions reflected purchases of the Company’s Common Stock in the open market to replace treasury stock issued for stock options exercises.

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The following table summarizes the Company’s contractual cash obligations by year:

	Payments Due by Year
	(In thousands of dollars)
Contractual Obligations	2004	2005	2006	2007	2008	Thereafter	Total

Unconditional Purchase Obligations	$758,600	$427,100	$80,900	$12,600	$7,500	$3,800	$1,290,500
Non-cancelable Operating Leases	14,599	14,392	13,783	12,187	10,145	13,738	78,844
Long-term Debt	477	279,061	142	189,960	147	499,189	968,976
Total Obligations	$773,676	$720,553	$94,825	$214,747	$17,792	$516,727	$2,338,320

In entering into contractual obligations, the Company has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Company’s risk is limited to replacing the contracts at prevailing market rates. The Company does not expect any significant losses as a result of counterparty defaults.

The Company has entered into certain obligations for the purchase of raw materials. Purchase obligations primarily reflect forward contracts for the purchase of raw materials from third-party brokers and dealers to minimize the effect of future price fluctuations. Total obligations for each year are comprised of fixed price contracts for the purchase of commodities and unpriced contracts that have been valued using market prices as of December 31, 2003. The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. However, the variability of such costs is mitigated to the extent of the Company’s futures price cover for those periods. Accordingly, increases or decreases in market prices will be offset by gains or losses on commodity futures contracts to the extent that the unpriced contracts are hedged as of December 31, 2003 and in future periods. Taking delivery of the specific commodities for use in the manufacture of finished goods satisfies these obligations. For each of the three years in the period ended December 31, 2003, such obligations were fully satisfied by taking delivery of and making payment for the specific commodities.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“Interpretation No. 46”). Interpretation No. 46 addresses consolidation by business enterprises of special-purpose entities (“SPEs”), such as SPTs, to which the usual condition for consolidation described in Accounting Research Bulletin No. 51, Consolidated Financial Statements, does not apply because the SPEs have no voting interests or otherwise are not subject to control through ownership of voting interests.

The Company adopted Interpretation No. 46 as of June 30, 2003, resulting in the consolidation of three off-balance sheet arrangements with SPTs. As of December 31, 2003, the Company had no off-balance sheet arrangements. The consolidation of the SPTs resulted in an adjustment to record the cumulative effect of the accounting change of approximately $7.4 million, or $.06 per share-diluted, in the third quarter of 2003, reflecting the after-tax effect of accumulated depreciation for these facilities from lease inception through June 29, 2003. Additionally, the consolidation of these entities resulted in a net increase to property, plant and equipment of approximately $107.7 million, with a corresponding increase to long-term debt of $115.5 million and to other long-term liabilities of $4.4 million, reflecting the third party equity interest associated with the lease arrangements. Prior to June 30, 2003, expenses associated with the lease arrangements were classified as rent expense and included in cost of sales in the Consolidated Statement of Income. Subsequent to the consolidation of these entities, expenses were classified as interest expense associated with the corresponding long-term debt. The consolidation of these entities resulted in an increase to interest expense of $2.8 million in 2003, offset by a decrease in rental expense for these facilities included in cost of sales. An increase in depreciation expense of $2.6 million in 2003 also resulted from the consolidation of these entities, which will amount to higher depreciation expense of approximately $5.2 million on an annual basis.

During 1999 and 2000, the Company entered into off-balance sheet arrangements for the leasing of certain warehouse and distribution facilities. These off-balance sheet arrangements enabled the Company to lease these facilities under more favorable terms than other leasing alternatives. The lease arrangements are with SPTs whereby the Company leases warehouse and distribution facilities in Redlands, California; Atlanta, Georgia; and Hershey, Pennsylvania, as discussed below. The SPTs were formed to facilitate the acquisition and subsequent leasing of the facilities to the Company. The SPTs financed the acquisition of the facilities by issuing notes and equity certificates to independent third-party financial institutions. The independent third-party financial institutions that hold the equity certificates are the owners of the SPTs. The owners of the SPTs have made substantive residual equity capital investments in excess of 3% which will be at risk during the entire term of each lease. Accordingly, the Company did not consolidate the SPTs prior to June 30, 2003 because all of the conditions for consolidation had not been met.

In December 2000, the Company entered into a lease agreement with the owner of the warehouse and distribution facility in Redlands, California. The lease term was approximately ten years, with occupancy to begin upon completion of the facility. The lease agreement contained an option for the Company to purchase the facility. In January 2002, the Company assigned its right to purchase the facility to an SPT that in turn purchased the completed facility and leased it to the Company under a new lease agreement. The lease term is five years, with up to four renewal periods of five years each with the consent of the lessor. The cost incurred by the SPT to acquire the facility, including land, was $40.1 million.

In October 2000, the Company entered into a lease agreement with an SPT for the leasing of a warehouse and distribution facility near Atlanta, Georgia. The lease term is five years, with up to four renewal periods of five years each with the consent of the lessor. The cost incurred by the SPT to acquire the facility, including land, was $18.2 million.

In July 1999, the Company entered into a lease agreement with an SPT for the construction and leasing of a warehouse and distribution facility located on land owned by the Company near Hershey, Pennsylvania. Under the agreement, the lessor paid construction costs totaling $61.7 million. The lease term is six years, including the one-year construction period, with up to four renewal periods of five years each with the consent of the lessor.

Aside from the residual guarantees and instrument guarantees associated with the individual leasing arrangements, as discussed below, the Company has provided no other guarantees or capitalization of these entities. The Company has not collateralized the obligations in connection with these leases. The Company has no obligations with respect to refinancing of the lessor’s debt, would incur no significant penalties which would result in the reasonable assurance of continuation of the leases and has no significant guarantees other than the residual and instrument guarantees discussed below. There are no other material commitments or contingent liabilities associated with the leasing arrangements. The Company’s transactions with the SPTs are limited to the lease agreements. The Company does not anticipate entering into any other arrangements involving SPEs.

The leases include substantial residual guarantees by the Company for a significant amount of the financing and options to purchase the facilities at original cost. Pursuant to instrument guarantees, in the event of a default under the lease agreements, the Company guaranteed to the note holders and certificate holders payment in an amount equal to all sums then due under the leases.

There are no penalties or other disincentives under the lease agreements if the Company decides not to renew any of the three leases. The terms for each renewal period under each of the three lease arrangements are identical to the initial terms and do not represent bargain lease terms.

If the Company were to exercise its options to purchase the three facilities at original cost at the end of the respective initial lease terms, the Company could purchase the facilities for a total of approximately $120.0 million, $79.9 million for the Pennsylvania and Georgia facilities in 2005 and $40.1 million for the California facility in 2007. If the Company chooses not to renew the leases or purchase the assets at the end of the lease terms, the Company is obligated under the residual guarantees for approximately $103.2 million in total for the three leases. Additionally, the Company is obligated to re-market each property on the lessor’s behalf and, upon sale, distribute a portion of the proceeds to the note holders and certificate holders up to an amount equal to the remaining debt and equity certificates and to pay closing costs. If the Company chooses not to renew or purchase the assets at the end of the lease terms, the Company does not anticipate a material disruption to operations, since such facilities are not unique, facilities with similar racking and storage capabilities are available in each of the areas where the facilities are located, there are no significant leasehold improvements that would be impaired, there would be no adverse tax consequences, the financing of replacement facilities would not be material to the Company’s cash flows and costs related to relocation would not be significant to income.

The facility located near Hershey, Pennsylvania was constructed on land owned by the Company. The Company entered into a ground lease with the lessor, an SPT. The initial term of the ground lease extends to the date that is the later of (i) the date the facility lease is no longer in effect, or (ii) the date when the Company satisfies the residual guarantee associated with the lease. An additional term for the ground lease begins upon the end of the initial ground lease term and ends upon the later of the date all sums required to be paid under the lease agreement are paid in full and the 75th anniversary of the ground lease commencement date. If the Company chooses not to renew the building lease or purchase the building, it must re-market the building on the lessor’s behalf subject to the ground lease, which will continue in force until the earlier of the date all sums required to be paid under the lease agreement are paid in full and the 75th anniversary of the ground lease inception date. The lease of the warehouse and distribution facility does not include any provisions which would require the Company to sell the land to the SPT.

The Company’s provision for income taxes, accrued income taxes and deferred income taxes are based upon income, statutory tax rates, the legal structure of the Company and interpretation of tax laws. As a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. From time to time, these audits result in assessments of additional tax. The Company maintains reserves for such assessments. The reserves are determined based upon the Company’s judgment of assessment risk and are adjusted, from time to time, based upon changing facts and circumstances, such as receiving audit assessments or clearing of an item for which a reserve has been established.

Assessments of additional tax require use of the Company’s cash. The Company is not aware of any significant income tax assessments.

ACCOUNTING POLICIES AND MARKET RISKS ASSOCIATED WITH DERIVATIVE INSTRUMENTS

The Company utilizes certain derivative instruments, from time to time, including interest rate swaps, foreign currency forward exchange contracts and options and commodities futures contracts, to manage interest rate, currency exchange rate and commodity market price risk exposures. Interest rate swaps and foreign currency contracts and options are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. Commodities futures contracts are entered into for varying periods and are intended to be and are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. The Company does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any significant losses as a result of counterparty defaults.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. Subsequently, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities–Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133, Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 and Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (collectively referred to as “SFAS No. 133, as amended”). SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as amended, requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

SFAS No. 133, as amended, provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss must be recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. All derivative instruments currently utilized by the Company, including variable to fixed interest rate swaps, foreign exchange contracts and options and commodities futures contracts, are designated and accounted for as cash flow hedges, except for fixed to variable interest rate swaps which are designated and accounted for as fair value hedges of the underlying long-term debt. The Company adopted SFAS No. 133, as amended, as of January 1, 2001. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 7 to the Consolidated Financial Statements, Derivative Instruments and Hedging Activities.

The information below summarizes the Company’s market risks associated with long-term debt and derivative instruments outstanding as of December 31, 2003. This information should be read in conjunction with Note 1, Note 7 and Note 9 to the Consolidated Financial Statements.

Long-Term Debt

The table below presents the principal cash flows and related interest rates by maturity date for long-term debt, including the current portion, as of December 31, 2003. The fair value of long-term debt was determined based upon quoted market prices for the same or similar debt issues.

	Maturity Date
	(In thousands of dollars except for rates)
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Long-term Debt	$477	$279,061	$142	$189,960	$147	$499,189	$968,976	$1,100,926
Interest Rate	5.8%	5.9%	2.0%	6.3%	2.0%	7.4%	6.8%

The fair value of long-term debt increased $95.0 million from the prior year primarily as a result of the increase in long-term debt related to the consolidation of SPTs associated with certain lease agreements, partially offset by the impact of higher interest rates for the same or similar debt instruments as of December 31, 2003. Interest rates on variable rate obligations were calculated using the rate in effect as of December 31, 2003. Interest rates on certain long-term debt have been converted from fixed to variable rates or from variable to fixed rates as discussed under the heading Interest Rate Swaps below.

Interest Rate Swaps

In order to minimize its financing costs and to manage interest rate exposure, the Company, from time to time, enters into interest rate swap agreements. In October 2003, the Company entered into interest rate swap agreements to effectively convert interest payments on long-term debt from fixed to variable rates. Interest payments on $200.0 million of 6.7% Notes due in October 2005 and $150.0 million of 6.95% Notes due in March 2007 were converted from the respective fixed rates to variable rates based on the London Interbank Offered Rate, LIBOR. In February 2001, the Company entered into interest rate swap agreements that effectively converted variable-interest-rate payments on certain leases from a variable to a fixed rate of 6.1%.

The fair value of interest rate swaps is defined as the difference in the present values of cash flows calculated at the contracted interest rates and at current market interest rates at the end of the period. The fair value of the swap agreements is calculated quarterly based upon the quoted market price for the same or similar financial instruments. The fair value of the fixed to variable interest rate swap agreements was an asset of $2.2 million as of December 31, 2003 and the fair value of the variable to fixed interest rate swaps was a liability of $5.2 million and $7.1 million as of December 31, 2003 and 2002, respectively. The potential net loss in fair value of interest rate swaps of ten percent resulting from a hypothetical near-term adverse change in market rates was $.5 million and $.7 million as of December 31, 2003 and 2002, respectively. The Company’s risk related to the interest rate swap agreements is limited to the cost of replacing the agreements at prevailing market rates.

Foreign Exchange Forward Contracts and Options

The Company enters into foreign exchange forward contracts and options to hedge transactions primarily related to firm commitments to purchase equipment, certain raw materials and finished goods denominated in foreign currencies and to hedge payment of intercompany transactions with its non-domestic subsidiaries. These contracts reduce currency risk from exchange rate movements. Foreign currency price risks are hedged generally for periods from 3 to 24 months.

Foreign exchange forward contracts and options are intended to be and are effective as hedges of firm, identifiable, foreign currency commitments. As of January 1, 2001, the Company accounted for foreign exchange forward contracts under SFAS No. 133, as amended. Foreign exchange forward contracts are designated as cash flow hedging derivatives and the fair value of such contracts is recorded on the Consolidated Balance Sheets as either an asset or liability. Gains and losses on these contracts are recorded as a component of other comprehensive income and are reclassified into earnings in the same period during which the hedged transaction affects earnings.

As of December 31, 2003, the Company had foreign exchange forward contracts and options maturing primarily in 2004 and 2005 to purchase $57.7 million in foreign currency, primarily Canadian dollars, and to sell $18.0 million in foreign currency, primarily Japanese yen, at contracted forward rates.

As of December 31, 2002, the Company had foreign exchange forward contracts maturing primarily in 2003 and 2004 to purchase $45.1 million in foreign currency, primarily British sterling and euros, and to sell $17.2 million in foreign currency, primarily Japanese yen, at contracted forward rates.

The fair value of foreign exchange contracts and options is defined as the amount of the difference between contracted and current market foreign currency exchange rates as of the end of the period. On a quarterly basis, the fair value of foreign exchange contracts and options is estimated by obtaining market quotes for future contracts with similar terms, adjusted where necessary for maturity differences. The fair value of foreign exchange forward contracts and options was an asset of $1.6 million and $3.1 million as of December 31, 2003 and 2002, respectively. The potential net loss in fair value of foreign exchange contracts and options of ten percent resulting from a hypothetical near-term adverse change in market rates was $.2 million and $.3 million as of December 31, 2003 and 2002, respectively. The Company’s risk related to the foreign exchange contracts and options is limited to the cost of replacing the contracts at prevailing market rates.

Commodity Price Risk Management

The Company’s most significant raw material requirements include cocoa, sugar, milk, peanuts and almonds. The Company attempts to minimize the effect of future price fluctuations related to the purchase of these raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 3 to 24 months. With regard to cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products, price risks are also managed by entering into futures contracts. At the present time, active futures contracts are not available for use in pricing the Company’s other major raw material requirements. Futures contracts are used in combination with forward purchasing of cocoa, sugar, corn sweetener, natural gas and certain dairy product requirements principally to take advantage of market fluctuations that provide more favorable pricing opportunities and flexibility in sourcing these raw material and energy requirements. Fuel oil futures contracts are used to minimize price fluctuations associated with the Company’s transportation costs. The Company’s commodity procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

The cost of cocoa beans and the prices for the related commodity futures contracts historically have been subject to wide fluctuations attributable to a variety of factors, including the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates, political unrest in producing countries and speculative influences. After rising sharply in 2002, cocoa market prices reached an eighteen-year high in February 2003, before gradually declining, but remaining at levels somewhat higher than prices prior to 2002. Continued civil unrest in the world’s largest cocoa-producing country, the Ivory Coast, has resulted in volatile market conditions, but has not materially affected the harvesting and marketing of the cocoa crop. The Company’s costs during 2004 and beyond will not necessarily reflect market price fluctuations because of its forward purchasing practices, premiums and discounts reflective of relative values, varying delivery times, and supply and demand for specific varieties and grades of cocoa beans. The Company’s costs for cocoa will increase substantially in 2004; however, the Company expects to achieve its long-term goals for growth and profitability by a combination of improved sales mix, supply chain cost reductions and strict control of other costs to offset cost increases and respond to changes in the competitive environment.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Company enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Exchange traded futures contracts are used to fix the price of physical forward purchase contracts. Cash transfers reflecting changes in the value of futures contracts (unrealized gains and losses) are made on a daily basis. As of January 1, 2001, the Company accounted for commodities futures contracts under SFAS No. 133, as amended, and accordingly, cash transfers are reported as a component of other comprehensive income. Such cash transfers will be offset by higher or lower cash requirements for payment of invoice prices of raw materials, energy requirements and transportation costs in the future. Futures being held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated purchases.

The following sensitivity analysis reflects the market risk of the Company to a hypothetical adverse market price movement of ten percent, based on the Company’s net commodity positions at four dates spaced equally throughout the year. The Company’s net commodity positions consist of the excess of futures contracts held over unpriced physical forward contracts for the same commodities, relating to cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products. Inventories, priced forward contracts and estimated anticipated purchases not yet contracted for were not included in the sensitivity analysis calculations. A loss is defined, for purposes of determining market risk, as the potential decrease in fair value or the opportunity cost resulting from the hypothetical adverse price movement. The fair values of net commodity positions were based upon quoted market prices or estimated future prices including estimated carrying costs corresponding with the future delivery period.

For the years ended December 31,	2003		2002
In millions of dollars	Fair Value	Market Risk (Hypothetical 10% Change)	Fair Value	Market Risk (Hypothetical 10% Change)

Highest long position	$115.0	$11.5	$72.3	$7.2
Lowest long position	(14.3)	1.4	(30.1)	3.0
Average position (long)	54.9	5.5	23.8	2.4

The increase in fair values from 2002 to 2003 primarily reflected an increase in commodity prices during 2003. The negative positions primarily resulted as unpriced physical forward contract futures requirements exceeded the amount of commodities futures being held at certain points in time during the years.

Sensitivity analysis disclosures represent forward-looking statements, which are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. The important factors that could affect the sensitivity analysis disclosures include significant increases or decreases in market prices reflecting fluctuations attributable to the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates, political unrest in producing countries and speculative influences in addition to changes in the Company’s hedging strategies.

USE OF ESTIMATES AND OTHER CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period. Significant accounting policies employed by the Company, including the use of estimates, are presented in the Notes to Consolidated Financial Statements.

Critical accounting estimates involved in applying the Company’s accounting policies are those that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, and would have a material impact on the presentation of the Company’s financial condition, changes in financial condition or results of operations. The Company’s most critical accounting estimates, discussed below, pertain to accounting policies for accounts receivable—trade, accrued liabilities and pension and other post-retirement benefit plans.

Accounts Receivable—Trade

In the normal course of business, the Company extends credit to customers that satisfy pre-defined credit criteria. The Company believes that it has little concentration of credit risk due to the diversity of its customer base. Accounts Receivable—Trade, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company monitors the collectibility of its accounts receivable on an ongoing basis by analyzing the aging of its accounts receivable, assessing the credit worthiness of its customers and evaluating the impact of reasonably likely changes in economic conditions that may impact credit risks. Estimates with regard to the collectibility of accounts receivable are reasonably likely to change in the future.

Over the three-year period ended December 31, 2003, the Company recorded expense averaging approximately $3.9 million per year for potential uncollectible accounts, including a $5.0 million provision in 2003 related to the estimate of probable exposure to the bankruptcy of one of the Company’s customers, Fleming Companies, Inc. Write-offs of uncollectible accounts, net of recoveries, averaged approximately $2.2 million over the same period. The provision for uncollectible accounts is recognized as selling, marketing and administrative expense in the Consolidated Statements of

Income. Over the past three years, the allowance for doubtful accounts has ranged from 2% to 3% of gross accounts receivable. If reasonably possible near-term changes in the most material assumptions were made with regard to the collectibility of accounts receivable, the amounts by which the annual provision would have changed would have resulted in a reduction in expense of approximately $2.3 million to an increase in expense of approximately $1.3 million. Changes in estimates for future uncollectible accounts receivable would not have a material impact on the Company’s liquidity or capital resources.

Accrued Liabilities

Accrued liabilities requiring the most difficult or subjective judgments include liabilities associated with marketing promotion programs and potentially unsaleable products. The Company utilizes numerous trade promotion and consumer coupon programs. The costs of such programs are recognized as a reduction to net sales with the recording of a corresponding accrued liability based on estimates at the time of product shipment or coupon release. The accrued liability for marketing promotions is determined through analysis of programs offered, historical trends, expectations regarding customer and consumer participation, sales and payment trends, and experience with payment patterns associated with similar programs that had been previously offered. The estimated costs of these programs are reasonably likely to change in the future as a result of changes in trends with regard to customer and consumer participation, particularly for new programs and for programs related to the introduction of new products. Promotional costs were $551.2 million, $461.6 million and $423.0 million in 2003, 2002 and 2001, respectively. Reasonably possible near-term changes in the most material assumptions regarding the cost of promotional programs would have resulted in changes ranging from a reduction in such costs of approximately $11.1 million to an increase in costs of approximately $10.5 million, with an increase or decrease to net sales and income before income taxes within that range. Over the last three years, actual promotion costs have not deviated from the estimated amounts by more than 4%. Changes in estimates related to the cost of promotion programs would not have a material impact on the Company’s liquidity or capital resources.

At the time of sale, the Company estimates a cost for the possibility that products will become aged or unsaleable in the future. The estimated cost is included as a reduction to net sales. A related accrued liability is determined using statistical analysis that incorporates historical sales trends, seasonal timing and sales patterns, and product movement at retail. Changes in estimates for costs associated with unsaleable products may change as a result of inventory levels in the distribution channel, current economic trends, changes in consumer demand, the introduction of new products and changes in trends of seasonal sales in response to promotion programs. Over the three-year period ended December 31, 2003, costs associated with aged or unsaleable products have amounted to approximately 2% of gross sales. Reasonably possible near-term changes in the most material assumptions regarding the estimates of such costs would have increased or decreased net sales and income before income taxes in a range from $.5 million to $1.0 million. In each of the years in the three-year period ended December 31, 2003, actual costs have not deviated from the Company’s estimates by more than 1%. Reasonably possible near-term changes in the estimates of costs associated with unsaleable products would not have a material impact on the Company’s liquidity or capital resources.

Pension and Other Post-Retirement Benefit Plans

The Company sponsors a number of defined benefit pension plans. The principal plans are the Hershey Foods Corporation Retirement Plan and the Hershey Foods Corporation Retirement Plan for Hourly Employees which are cash balance plans that provide pension benefits for most domestic employees. The Company is monitoring legislative and regulatory developments regarding cash balance plans, as well as recent court cases, for any impact on its plans. The Company also sponsors two primary post-retirement benefit plans. The health care plan is contributory, with participants’ contributions adjusted annually, and the life insurance plan is non-contributory.

The Company’s policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 and federal income tax laws, respectively. Non-domestic pension liabilities are funded in accordance with applicable local laws and regulations. Plan assets are invested in a broadly diversified portfolio consisting primarily of domestic and international common stocks and fixed income securities. Short-term and long-term liabilities associated with benefit plans are primarily determined based on actuarial calculations. These calculations are made considering payroll and employee data, including age and years of service, along with actuarial assumptions at the date of the financial statements. The Company takes into consideration long-term projections with regard to economic conditions, including interest rates, return on assets and the rate of increase in compensation levels. With regard to liabilities associated with other post-retirement benefit plans that provide health care and life insurance, the Company takes into consideration the long-term annual rate of increase in the per capita cost of the covered benefits. In compliance with the provisions of Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions, and Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, the discount rate assumption is reviewed and may be revised annually. The expected long-term rate of return on assets assumption (“asset return assumption”) for funded plans is by its nature of a longer duration and would be revised only when long-term asset return projections demonstrate that need.

Pension Plans

Net periodic pension benefits costs for the Company sponsored plans were $51.0 million, $29.8 million and $20.4 million, respectively, in 2003, 2002 and 2001. For 2004, net periodic pension benefits cost is expected to be lower than 2003 primarily due to the higher December 31, 2003 fair value of plan assets resulting from the actual 2003 return on plan assets and 2003 employer contributions, and lower recognized net actuarial losses. The recognized net actuarial losses will be lower in 2004 due to an actual 2003 return on plan assets in excess of the 8.5% expected long-term rate of return on plan assets. Actuarial gains and losses may arise when actual experience differs from assumed experience or when the actuarial assumptions used to value the plan’s obligations are revised from time to time. The Company’s policy is to amortize only unrecognized net actuarial gains/losses in excess of 10% of the respective plan’s projected benefit obligation, or fair market value of assets, if greater. The estimated recognized net actuarial loss component of net periodic pension benefits cost for 2004 is $9.7 million based on the December 31, 2003 unrecognized net actuarial loss presented in Note 14, Pension and Other Post-Retirement Benefit Plans, of $236.1 million and an amortization period of primarily between fourteen and fifteen years, the average remaining service period of active employees expected to receive benefits under the plans (“average remaining service period”). Changes to the assumed rates of participant termination, disability and retirement would impact the average remaining service period. An increase in these rates would decrease the average remaining service period and a decrease in these rates would have the opposite effect. However, changes to these assumed rates are not anticipated at this time. The 2003 recognized net actuarial loss component of net periodic pension benefits cost was $16.4 million. Projections beyond 2004 are dependent on a variety of factors such as changes to the discount rate and the actual return on pension plan assets.

The Company used an average discount rate assumption of 6.3%, 6.9% and 7.5% for 2003, 2002 and 2001, respectively, in the calculation of net periodic pension benefits cost for its plans. The use of a different discount rate assumption can significantly impact net periodic pension benefits cost. A one percentage point decrease in the discount rate assumption would have increased 2003 net periodic pension benefits cost by $10.1 million and a one percentage point increase in the discount rate assumption would have decreased 2003 net periodic pension benefits cost by $9.0 million. The Company’s discount rate represents the estimated rate at which pension benefits could be effectively settled. In order to estimate this rate, the Company considers the yields of high quality securities, which are generally considered to be those receiving a rating no lower than the second highest given by a recognized rating agency.

The Company reduced its average discount rate assumption to 6.0% for valuing obligations as of December 31, 2003, from 6.3% as of December 31, 2002, due to the declining interest rate environment. A one percentage point decrease in the discount rate assumption would have increased the December 31, 2003 pension benefits obligations by $110.1 million and a one percentage point increase in the discount rate assumption would have decreased the December 31, 2003 pension benefits obligations by $93.4 million.

Asset return assumptions of 8.5%, 9.5% and 9.5% were used in the calculation of net periodic pension benefits cost for 2003, 2002 and 2001, respectively, and the expected return on plan assets component of net periodic pension benefits cost was based on the fair market value of pension plan assets. The Company reduced its average asset return assumption for 2003 to 8.5% based on an assessment of expected average asset returns for each asset class over the next 10 years utilizing outside investment manager projections. The geometric average asset return assumptions for the asset classes were as follows: equity securities, 9.5%, and debt securities, 5.5%. The historical geometric average return over the 16 years prior to December 31, 2003 was approximately 9.6%. The actual return on assets was 21.1% during 2003, with losses during 2002 and 2001 of approximately (13.1)% and (5.8)%, respectively. The use of a different asset return assumption can significantly impact net periodic pension benefits cost. A one percentage point decrease in the asset return assumption would have increased 2003 net periodic pension benefits cost by $7.1 million and a one percentage point increase in the asset return assumption would have decreased 2003 net periodic pension benefits cost by $7.0 million.

The Company’s pension asset investment policies specify ranges of pension asset allocation percentages for each asset class. The ranges for the domestic pension plans were as follows: equity securities, 40%–85%; debt securities, 15%–60%; and cash, 0%–10%. As of December 31, 2003, the actual allocations were within the ranges. The level of volatility in pension plan asset returns is expected to be in line with the overall volatility of the markets and weightings within the asset classes disclosed.

For 2003 and 2002, the Company had no minimum funding requirements for the domestic plans and minimum funding requirements for the non-domestic plans were not material. However, the Company made contributions of $120.3 million in 2003 and $308.1 million in 2002 to improve the funded status. These contributions were fully tax deductible. A one percentage point change in the discount rate or asset return assumptions would not have changed the 2003 minimum funding requirements for the domestic plans. For 2004, there will be no minimum funding requirements for the domestic plans and minimum funding requirements for the non-domestic plans will not be material. However, the Company may choose to make contributions in 2004 to improve the funded status.

Post-Retirement Benefit Plans

Other post-retirement benefits costs relate primarily to health care and life insurance benefits. Net periodic other post-retirement benefits costs for the Company sponsored plans were $23.9 million, $23.7 million and $21.8 million in 2003, 2002 and 2001, respectively. For the calculation of net periodic other post-retirement benefits costs, discount rate assumptions of 6.3%, 7.0% and 7.5% were used for 2003, 2002 and 2001, respectively. The use of a different discount rate assumption can significantly impact net periodic other post-retirement benefits costs. A one percentage point decrease in the discount rate assumption would have increased 2003 net periodic other post-retirement benefits costs by $2.6 million and a one percentage point increase in the discount rate assumption would have decreased 2003 net periodic other post-retirement benefits costs by $2.4 million.

The Company used discount rate assumptions of 6.0% and 6.3% to value the other post-retirement benefits obligations as of December 31, 2003 and 2002, respectively. A one percentage point decrease in the discount rate assumption would have increased the December 31, 2003 other post-retirement benefits obligations by $38.2 million and a one percentage point increase in the discount rate assumption would have decreased the December 31, 2003 other post-retirement benefits obligations by $31.9 million.

On December 8, 2003, the President of the United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Act introduced a prescription drug benefit under Medicare (“Medicare Part D”) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The accumulated benefits obligation or net periodic post-retirement benefits costs in the consolidated financial statements or accompanying notes do not reflect the effects of the Act on the Company’s post-retirement benefit plans.

Other critical accounting policies employed by the Company include the following:

Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standards No. 141, Business Combinations, as of July 1, 2001, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Through December 31, 2001, goodwill resulting from business acquisitions was amortized over 40 years. The reassessment of the useful lives of intangible assets acquired on or before June 30, 2001 was completed during the first quarter of 2002. Amortization of goodwill resulting from business acquisitions of $388.7 million was discontinued as of January 1, 2002. Other intangible assets totaling $40.4 million as of January 1, 2002 primarily consisted of trademarks and patents obtained through business acquisitions. The useful lives of trademarks were determined to be indefinite and, therefore, amortization of these assets was discontinued as of January 1, 2002. Patents valued at a total of $9.0 million are being amortized over their remaining legal lives of approximately seventeen years.

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

The evaluation of the carrying amount of intangible assets with indefinite lives is made annually by comparing the carrying amount of these assets to their estimated fair value. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

Goodwill was assigned to reporting units and transitional impairment tests were performed for goodwill and other intangible assets during the first quarter of 2002 and the annual impairment tests were performed in the fourth quarters of 2002 and 2003. No impairment of assets was determined as a result of these tests.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Company enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Commodities futures contracts utilized by the Company are designated and accounted for as cash flow hedges under SFAS No. 133, as amended. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 7, Derivative Instruments and Hedging Activities.

The net after-tax impact of cash flow hedging derivatives on comprehensive income (loss) reflected a $20.2 million loss in 2003, a $106.7 million gain in 2002 and a $7.8 million loss in 2001. Net gains and losses on cash flow hedging derivatives were primarily associated with commodities futures contracts. Reclassification adjustments from accumulated other comprehensive income (loss) to income, for gains or losses on cash flow hedging derivatives, were reflected in cost of sales. Reclassification of gains of $51.9 million and $17.9 million for 2003 and 2002, respectively, and a loss of $19.3 million for 2001 were associated with commodities futures contracts. Gains on commodities futures contracts recognized in cost of sales as a result of hedge ineffectiveness were approximately $.4 million, $1.5 million and $1.7 million before tax for the years ended December 31, 2003, 2002 and 2001, respectively. No gains or losses on cash flow hedging derivatives were reclassified from accumulated other comprehensive income (loss) into income as a result of the discontinuance of a hedge because it became probable that a hedged forecasted transaction would not occur. There were no components of gains or losses on cash flow hedging derivatives that were recognized in income because such components were excluded from the assessment of hedge effectiveness. The amount of net gains on cash flow hedging derivatives, including foreign exchange forward contracts and options, interest rate swap agreements and commodities futures contracts, expected to be reclassified into earnings in the next twelve months was approximately $28.3 million after tax as of December 31, 2003, which were principally associated with commodities futures contracts.

MARKET PRICES AND DIVIDENDS

Cash dividends paid on the Company’s Common Stock and Class B Stock were $184.7 million in 2003 and $167.8 million in 2002. The annual dividend rate on the Common Stock in 2003 was $1.58 per share, an increase of 21% over the 2002 rate of $1.31 per share. The 2003 dividend increase represented the 29th consecutive year of Common Stock dividend increases.

On February 17, 2004, the Company’s Board of Directors declared a quarterly dividend of $.395 per share of Common Stock payable on March 15, 2004, to stockholders of record as of February 25, 2004. It is the Company’s 297th consecutive Common Stock dividend. A quarterly dividend of $.3575 per share of Class B Stock also was declared.

The Company’s Common Stock is listed and traded principally on the New York Stock Exchange (“NYSE”) under the ticker symbol “HSY.” Approximately 105.9 million shares of the Company’s Common Stock were traded during 2003. The Class B Stock is not publicly traded.

The closing price of the Common Stock on December 31, 2003, was $76.99. There were 39,002 stockholders of record of the Common Stock and the Class B Stock as of December 31, 2003.

The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:

	Dividends Paid Per Share		Common Stock Price Range*

	Common Stock	Class B Stock	High	Low

2003
1st Quarter	$.3275	$.2950	$68.99	$60.69
2nd Quarter	.3275	.2950	72.82	62.45
3rd Quarter	.3950	.3575	74.20	68.93
4th Quarter	.3950	.3575	78.65	72.68
Total	$1.4450	$1.3050

	Dividends Paid Per Share		Common Stock Price Range*
	Common Stock	Class B Stock	High	Low
2002
1st Quarter	$.3025	$.2725	$72.49	$65.92
2nd Quarter	.3025	.2725	72.14	62.13
3rd Quarter	.3275	.2950	79.49	56.45
4th Quarter	.3275	.2950	67.99	61.22
Total	$1.2600	$1.1350

__________

*	NYSE-Composite Quotations for Common Stock by calendar quarter.

RETURN MEASURES

Operating Return on Average Stockholders’ Equity

The Company’s operating return on average stockholders’ equity was 35.8% in 2003. Over the most recent six-year period, the return has ranged from 28.9% in 1999 to 37.6% in 1998. For the purpose of calculating operating return on average stockholders’ equity, earnings is defined as net income adjusted to reflect the impact of the elimination of the amortization of intangibles for all years and excluding the after-tax effect of the business realignment initiatives in 2003, 2002 and 2001, the after-tax effect of incremental expenses to explore the possible sale of the Company in 2002 and the after-tax gains on the sale of a group of the Company’s gum brands in 2003, the sale of the Luden’s throat drops business in 2001, the sale of corporate aircraft in 2000 and the sale of the pasta business in 1999.

Operating Return on Average Invested Capital

The Company’s operating return on average invested capital was 19.9% in 2003. Over the most recent six-year period, the return has ranged from 15.4% in 1999 to 19.9% in 2003. Average invested capital consists of the annual average of beginning and ending balances of long-term debt, deferred income taxes and stockholders’ equity. For the purpose of calculating operating return on average invested capital, earnings is defined as net income adjusted to reflect the impact of the elimination of the amortization of intangibles for all years and excluding the after-tax effect of the business realignment initiatives in 2003, 2002 and 2001, the after-tax effect of incremental expenses to explore the possible sale of the Company in 2002, the after-tax gains on the sale of a group of the Company’s gum brands in 2003, the sale of the Luden’s throat drops business in 2001, the sale of corporate aircraft in 2000, and the sale of the pasta business in 1999, and the after-tax effect of interest on long-term debt.

OUTLOOK

The outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. Key risks to achieving future performance include: the continued ability to accelerate the introduction of new products, while balancing the rationalization of under-performing items; discipline in managing the Company’s seasonal business for profitability; targeted cost improvement and the control of administrative costs, such as employee benefits; intensified competitive activity in certain markets; changes in the retail environment; the ability to improve profitability of international businesses which are subject to certain volatility with regard to the economic and foreign currency exchange environment in certain countries; and the risk of increases in raw material and other costs.

During the three years ended December 31, 2003, the Company significantly improved operating results as it implemented its strategies. Over the foreseeable future these strategies seek to deliver average net sales growth of 3%-4% per year, gross margin improvement of 70-90 basis points per year, 7%-9% annual growth in earnings before interest expense and income taxes (“EBIT”) and 9%-11% earnings per share-diluted (“EPS”) growth per year.

Net sales in 2004 are expected to increase as the Company’s market leadership continues to expand. The Company will continue to introduce new items and limited edition line extensions. During 2004 these will include: a full year of sales for Hershey’s Swoops and Hershey’s S’mores introduced in December 2003; Reese’s white chocolate peanut butter cups, previously sold as a limited edition item, and Ice Breakers Liquid Ice mints, Hershey’s Kisses milk chocolates filled with caramel, York sugar-free peppermint patties, and limited edition items, such as Hershey’s Cookies ‘N’ Mint and Cookies ‘N’ Chocolate bars and Almond Joy piña colada candy bar. The 2003 entry into sugar-free items and the recently announced introduction of the Hershey’s 1 G Sugar Carb bar line represent adjacent platforms from which the Company expects future growth.

Net sales growth is expected to be primarily in North America. Growth outside of North America will be focused on limited geographic areas, but attractive market opportunities.

Gross margin is expected to improve in 2004, but at the lower end of the Company’s long-term improvement target. Margin improvement is affected by various factors, including selling prices, promotional allowances, raw material costs, supply chain efficiencies and the mix of products sold in any period. During 2004, improved price realization resulting from a combination of limited selling price increases, product weight changes and an enhanced sales mix will more than offset higher supply chain costs. The higher costs will result primarily from an increase in the cost of raw materials, partially offset by cost savings from supply chain efficiency improvements.

EBIT growth and EPS growth are expected to be within the long-term target range in 2004.

The Company expects strong cash flows from operating activities in 2004. Net cash provided from operating activities is expected to exceed cash requirements for capital additions, capitalized software additions and anticipated dividend payments. The Company will continue to monitor the funded status of pension plans based on market performance and make future contributions as appropriate, recognizing that the plans are well funded at the end of 2003.

Safe Harbor Statement

The nature of the Company’s operations and the environment in which it operates subject it to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, the Company notes the following factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. Many of the forward-looking statements contained in this document may be identified by the use of forward-looking words such as “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential,” among others. Factors which could cause results to differ include, but are not limited to: changes in the confectionery and grocery business environment, including actions of competitors and changes in consumer preferences; customer and consumer response to selling price increases; changes in governmental laws and regulations, including taxes; market demand for new and existing products; changes in raw material and other costs; pension cost factors, such as actuarial assumptions, market performance and employee retirement decisions; adequacy of the Company’s bad debt reserve; the Company’s ability to implement improvements to and reduce costs associated with the Company’s supply chain and the Company’s ability to successfully implement its rationalization and realignment initiatives.

Certifications

Certifications of the Chief Executive Officer and Chief Financial Officer of the Company under Section 302 of the Sarbanes-Oxley Act of 2002 are filed as Exhibits 31.1 and 31.2 to the Company’s Annual Report on Form 10-K for 2003.

HERSHEY FOODS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,	2003	2002	2001
In thousands of dollars except per share amounts

Net Sales	$4,172,551	$4,120,317	$4,137,217

Costs and Expenses:
Cost of sales	2,544,726	2,561,052	2,668,530
Selling, marketing and administrative	816,442	833,426	846,976
Business realignment and asset impairments, net	23,357	27,552	228,314
Gain on sale of business	(8,330)	—	(19,237)
Total costs and expenses	3,376,195	3,422,030	3,724,583

Income before Interest and Income Taxes	796,356	698,287	412,634
Interest expense, net	63,529	60,722	69,093

Income before Income Taxes	732,827	637,565	343,541
Provision for income taxes	267,875	233,987	136,385

Income before Cumulative Effect of Accounting Change	464,952	403,578	207,156
Cumulative effect of accounting change, net of $4,933 tax benefit	7,368	—	—

Net Income	$457,584	$403,578	$207,156

Earnings Per Share—Basic
Income before Cumulative Effect of Accounting Change	$3.54	$2.96	$1.52
Cumulative Effect of Accounting Change, net of $.04 Tax Benefit	.06	—	—
Net Income	$3.48	$2.96	$1.52

Earnings Per Share—Diluted
Income before Cumulative Effect of Accounting Change	$3.52	$2.93	$1.50
Cumulative Effect of Accounting Change, net of $.04 Tax Benefit	.06	—	—
Net Income	$3.46	$2.93	$1.50

Cash Dividends Paid Per Share:
Common Stock	$1.445	$1.260	$1.165
Class B Common Stock	1.305	1.135	1.050

The notes to consolidated financial statements are an integral part of these statements.

HERSHEY FOODS CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31,	2003	2002
In thousands of dollars
ASSETS
Current Assets:
Cash and cash equivalents	$114,793	$297,743
Accounts receivable—trade	407,612	370,976
Inventories	492,859	503,291
Deferred income taxes	13,285	—
Prepaid expenses and other	103,020	91,608
Total current assets	1,131,569	1,263,618
Property, Plant and Equipment, Net	1,661,939	1,486,055
Goodwill	388,960	378,453
Other Intangibles	38,511	39,898
Other Assets	361,561	312,527
Total assets	$3,582,540	$3,480,551
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$132,222	$124,507
Accrued liabilities	416,181	356,716
Accrued income taxes	24,898	12,731
Deferred income taxes	—	24,768
Short-term debt	12,032	11,135
Current portion of long-term debt	477	16,989
Total current liabilities	585,810	546,846
Long-term Debt	968,499	851,800
Other Long-term Liabilities	370,776	362,162
Deferred Income Taxes	377,589	348,040
Total liabilities	2,302,674	2,108,848
Stockholders’ Equity:
Preferred Stock, shares issued: none in 2003 and 2002	—	—
Common Stock, shares issued: 149,528,776 in 2003 and 149,528,564 in 2002	149,528	149,528
Class B Common Stock, shares issued: 30,422,096 in 2003 and 30,422,308 in 2002	30,422	30,422
Additional paid-in capital	4,034	593
Unearned ESOP compensation	(9,580)	(12,774)
Retained earnings	3,263,988	2,991,090
Treasury—Common Stock shares, at cost: 50,421,139 in 2003 and 45,730,735 in 2002	(2,147,441)	(1,808,227)
Accumulated other comprehensive (loss) income	(11,085)	21,071
Total stockholders’ equity	1,279,866	1,371,703
Total liabilities and stockholders’ equity	$3,582,540	$3,480,551

The notes to consolidated financial statements are an integral part of these balance sheets.

HERSHEY FOODS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	2003	2002	2001
In thousands of dollars
Cash Flows Provided from (Used by) Operating Activities
Net income	$457,584	$403,578	$207,156
Adjustments to reconcile net income to net cash provided from operations:
Depreciation and amortization	180,567	177,908	190,494
Deferred income taxes	38,895	137,817	(49,342)
Gain on sale of business, net of tax of $2,624 and $18,134, respectively	(5,706)	—	(1,103)
Business realignment initiatives, net of tax of $9,988, $12,470 and $106,564, respectively	15,488	21,509	171,852
Asset impairment write-downs	—	—	53,100
Cumulative effect of accounting change, net of tax of $4,933	7,368	—	—
Changes in assets and liabilities, net of effects from business acquisitions and divestitures:
Accounts receivable—trade	(36,636)	(9,250)	17,954
Inventories	9,095	8,843	94,405
Accounts payable	7,715	(8,542)	(16,183)
Other assets and liabilities	(81,427)	(106,520)	38,072
Net Cash Provided from Operating Activities	592,943	625,343	706,405
Cash Flows Provided from (Used by) Investing Activities
Capital additions	(218,650)	(132,736)	(160,105)
Capitalized software additions	(18,404)	(11,836)	(9,845)
Business acquisition	—	—	(17,079)
Proceeds from divestitures	20,049	12,000	59,900
Other, net	—	—	3,142
Net Cash (Used by) Investing Activities	(217,005)	(132,572)	(123,987)
Cash Flows Provided from (Used by) Financing Activities
Net change in short-term borrowings	897	4,130	(250,589)
Long-term borrowings	3,194	304	379
Repayment of long-term debt	(18,633)	(9,578)	(826)
Cash dividends paid	(184,686)	(167,821)	(154,750)
Exercise of stock options	55,120	86,491	30,210
Incentive plan transactions	(85,347)	(158,507)	(64,342)
Repurchase of Common Stock	(329,433)	(84,194)	(40,322)
Net Cash (Used by) Financing Activities	(558,888)	(329,175)	(480,240)
(Decrease) Increase in Cash and Cash Equivalents	(182,950)	163,596	102,178
Cash and Cash Equivalents as of January 1	297,743	134,147	31,969
Cash and Cash Equivalents as of December 31	$114,793	$297,743	$134,147
Interest Paid	$65,347	$64,343	$72,043
Income Taxes Paid	207,672	57,495	171,362

The notes to consolidated financial statements are an integral part of these statements.

HERSHEY FOODS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock	Common Stock	Class B Common Stock	Additional Paid-in Capital	Unearned ESOP Compensation	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity

In thousands of dollars
Balance as of January 1, 2001	$—	$149,508	$30,442	$13,124	$(19,161)	$2,702,927	$(1,645,088)	$(56,716)	$1,175,036
Net income						207,156			207,156
Other comprehensive (loss)								(29,416)	(29,416)
Comprehensive income									177,740
Dividends:
Common Stock, $1.165 per share						(122,790)			(122,790)
Class B Common Stock, $1.05 per share						(31,960)			(31,960)
Conversion of Class B Common Stock into Common Stock		8	(8)						—
Incentive plan transactions				1,062					1,062
Exercise of stock options				(11,863)			(3,833)		(15,696)
Employee stock ownership trust/benefits transactions				940	3,194				4,134
Repurchase of Common Stock							(40,322)		(40,322)
Balance as of December 31, 2001	—	149,516	30,434	3,263	(15,967)	2,755,333	(1,689,243)	(86,132)	1,147,204
Net income						403,578			403,578
Other comprehensive income								107,203	107,203
Comprehensive income									510,781
Dividends:
Common Stock, $1.26 per share						(133,285)			(133,285)
Class B Common Stock, $1.135 per share						(34,536)			(34,536)
Conversion of Class B Common Stock into Common Stock		12	(12)						—
Incentive plan transactions				(298)					(298)
Exercise of stock options				(3,517)			(34,790)		(38,307)
Employee stock ownership trust/benefits transactions				1,145	3,193				4,338
Repurchase of Common Stock							(84,194)		(84,194)
Balance as of December 31, 2002	—	149,528	30,422	593	(12,774)	2,991,090	(1,808,227)	21,071	1,371,703
Net income						457,584			457,584
Other comprehensive (loss)								(32,156)	(32,156)
Comprehensive income									425,428
Dividends:
Common Stock, $1.445 per share						(144,985)			(144,985)
Class B Common Stock, $1.305 per share						(39,701)			(39,701)
Conversion of Class B Common Stock into Common Stock		—	—						—
Incentive plan transactions				455					455
Exercise of stock options				1,519			(9,781)		(8,262)
Employee stock ownership trust/benefits transactions				1,467	3,194				4,661
Repurchase of Common Stock							(329,433)		(329,433)
Balance as of December 31, 2003	$—	$149,528	$30,422	$4,034	$(9,580)	$3,263,988	$(2,147,441)	$(11,085)	$1,279,866

The notes to consolidated financial statements are an integral part of these statements.

HERSHEY FOODS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies employed by the Company are discussed below and in other notes to the consolidated financial statements.

Items Affecting Comparability

Certain reclassifications have been made to prior year amounts to conform to the 2003 presentation. During 2000 and 2001, the Financial Accounting Standards Board’s Emerging Issues Task Force (“EITF”) addressed various issues related to the income statement classification of certain promotional payments, including consideration from a vendor to a reseller or another party that purchases the vendor’s products. EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products, was issued in November 2001 and codified earlier pronouncements. In accordance with EITF No. 01-9, certain consumer and trade promotion expenses, such as consumer coupon redemption expense, off-invoice allowances and various marketing performance funds previously reported in selling, marketing and administrative expense were reclassified as a reduction of net sales. Reclassifications for 2001 totaled $423.0 million. In addition, certain freight billings totaling $3.0 million for 2001, previously reported in cost of sales, were reclassified as an increase to net sales.

The consolidated financial statements include the impact of the Company’s business realignment initiatives as described in Note 4. Cost of sales included pre-tax charges resulting from the business realignment initiatives of $2.1 million, $6.4 million and $50.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. Additionally, selling, marketing and administrative expenses for the year ended December 31, 2002, included expenses of $17.2 million associated with the exploration of the potential sale of the Company.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“Interpretation No. 46”). Interpretation No. 46 addresses consolidation by business enterprises of special-purpose entities (“SPEs”) to which the usual condition for consolidation described in Accounting Research Bulletin No. 51, Consolidated Financial Statements, does not apply because the SPEs have no voting interests or otherwise are not subject to control through ownership of voting interests. The Company adopted Interpretation No. 46 as of June 30, 2003. Additional information regarding the adoption of Interpretation No. 46 is contained in Note 2, Cumulative Effect of Accounting Change.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and entities in which it has a controlling financial interest after the elimination of intercompany accounts and transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Critical accounting estimates involved in applying the Company’s accounting policies are those that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, and would have a material impact on the presentation of the Company’s financial condition, changes in financial condition or results of operations. The Company’s most critical accounting estimates pertain to accounting policies for accounts receivable—trade, accrued liabilities and pension and other post-retirement benefit plans.

Revenue Recognition

The Company records sales when all of the following criteria have been met: a valid customer order with a fixed price has been received; a delivery appointment with the customer has been made; the product has been shipped in accordance with the delivery appointment within the required lead time; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured. Net sales include revenue from the sale of finished goods and royalty income, net of allowances for trade promotions, consumer coupon programs and other sales incentives, and allowances and discounts associated with aged or potentially unsaleable products.

Cost of Sales

Cost of sales represents costs directly related to the manufacture and distribution of the Company’s products. Primary costs include raw materials, packaging, direct labor, overhead, shipping and handling, warehousing and the depreciation of manufacturing, warehousing and distribution facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes.

Selling, Marketing and Administrative

Selling, marketing and administrative expenses represent costs incurred in generating revenues and in managing the business of the Company. Such costs include advertising and other marketing expenses, salaries, employee benefits, incentive compensation, research and development, travel, office expenses, amortization of capitalized software and depreciation of administrative facilities.

Cash Equivalents

Cash equivalents consist of highly liquid debt instruments, time deposits and money market funds with original maturities of three months or less. The fair value of cash and cash equivalents approximates the carrying amount.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Company enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. Subsequently, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133, Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133, and Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (collectively referred to as “SFAS No. 133, as amended”). SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as amended, requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

The Company adopted SFAS No. 133, as amended, as of January 1, 2001. SFAS No. 133, as amended, provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss must be recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. All derivative instruments currently utilized by the Company, including commodities futures contracts, are designated and accounted for as cash flow hedges, except for fixed to variable interest rate swaps which are designated and accounted for as fair value hedges of the underlying long-term debt. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 7, Derivative Instruments and Hedging Activities.

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

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated, in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standards No. 141, Business Combinations, as of July 1, 2001, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Through December 31, 2001, goodwill resulting from business acquisitions was amortized over 40 years. The reassessment of the useful lives of intangible assets acquired on or before June 30, 2001 was completed during the first quarter of 2002. Amortization of goodwill resulting from business acquisitions of $388.7 million was discontinued as of January 1, 2002. Other intangible assets totaling $40.4 million as of January 1, 2002 primarily consisted of trademarks and patents obtained through business acquisitions. The useful lives of trademarks were determined to be indefinite and, therefore, amortization of these assets was discontinued as of January 1, 2002. Patents valued at a total of $9.0 million are being amortized over their remaining legal lives of approximately seventeen years.

The impairment evaluation for goodwill is conducted annually, or more frequently if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The impairment evaluation of the carrying amount of intangible assets with indefinite lives is conducted annually, or more frequently if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by comparing the carrying amount of these assets to their estimated fair value. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

Comprehensive Income

Comprehensive income (loss) is reported on the Consolidated Statements of Stockholders’ Equity and accumulated other comprehensive income (loss) is reported on the Consolidated Balance Sheets. Additional information regarding comprehensive income is contained in Note 8, Comprehensive Income.

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

Gains and losses on cash flow hedging derivatives, to the extent effective, are included in other comprehensive income (loss). Reclassification adjustments reflecting such gains and losses are ratably recorded in income in the same period as the hedged items affect earnings. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 7, Derivative Instruments and Hedging Activities.

Foreign Exchange Forward Contracts and Options

The Company enters into foreign exchange forward contracts and options to hedge transactions primarily related to firm commitments to purchase equipment, certain raw materials and finished goods denominated in foreign currencies, and to hedge payment of intercompany transactions with its subsidiaries outside the United States. These contracts reduce currency risk from exchange rate movements.

Foreign exchange forward contracts and options are intended to be and are effective as hedges of firm, identifiable, foreign currency commitments. Foreign exchange forward contracts and options are designated as cash flow hedging derivatives and the fair value of such contracts is recorded on the Consolidated Balance Sheets as either an asset or liability. Gains and losses on these contracts are recorded as a component of other comprehensive income and are reclassified into earnings in the same period during which the hedged transaction affects earnings. Additional information with regard to accounting policies for derivative instruments, including foreign exchange forward contracts, is contained in Note 7, Derivative Instruments and Hedging Activities.

License Agreements

The Company has entered into license agreements under which it has access to certain trademarks and proprietary technology, and manufactures and/or markets and distributes certain products. The rights under these agreements are extendible on a long-term basis at the Company’s option subject to certain conditions, including minimum sales levels, which the Company has met. License fees and royalties, payable under the terms of the agreements, are expensed as incurred and included in selling, marketing and administrative expenses.

Research and Development

The Company expenses research and development costs as incurred. Research and development expense was $24.5 million, $23.4 million and $26.5 million in 2003, 2002 and 2001, respectively, and is included in selling, marketing and administrative expenses.

Advertising

The Company expenses advertising costs as incurred. Advertising expense included in selling, marketing and administrative expenses was $145.4 million, $162.9 million and $187.2 million in 2003, 2002 and 2001, respectively. Prepaid advertising as of December 31, 2003 and 2002, was $4.2 million and $1.3 million, respectively.

Computer Software

The Company capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and it is probable that computer software being developed will be completed and placed in service. Capitalized costs include only (i) external direct costs of materials and services consumed in developing or obtaining internal-use software, (ii) payroll and other related costs for employees who are directly associated with and who devote time to the internal-use software project and (iii) interest costs incurred, when material, while developing internal-use software. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

The unamortized amount of capitalized software as of December 31, 2003 and 2002, was $39.3 million and $41.3 million, respectively. Software costs are amortized using the straight-line method over the shorter of five years or the expected life of the software. Accumulated amortization of capitalized software was $99.1 million and $78.4 million as of December 31, 2003 and 2002, respectively.

The Company reviews the carrying value of software and development costs for impairment in accordance with its policy pertaining to the impairment of long-lived assets. Generally, measurement of impairment occurs when internal use computer software is not expected to provide substantive service potential, a significant change occurs in the extent or manner in which the software is used or is expected to be used, a significant change is made or will be made to the software program, or costs of developing or modifying internal-use computer software significantly exceed the amount originally expected to develop or modify the software.

Employee Stock Options

The Company currently sponsors two stock-based employee compensation plans, which are described more fully in Note 17, Stock Compensation Plans. The Company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for those plans. No employee compensation expense for stock options is reflected in net income as all stock options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share in each period if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

For the years ended December 31,	2003	2002	2001
In thousands of dollars except per share amounts
Net income, as reported	$457,584	$403,578	$207,156
Deduct: Total stock-based employee compensation expense determined under fair value method, net of related tax effects	(15,637)	(12,421)	(7,398)
Pro forma net income	$441,947	$391,157	$199,758
Earnings per share:
Basic—as reported	$3.48	$2.96	$1.52
Basic—pro forma	$3.37	$2.86	$1.47
Diluted—as reported	$3.46	$2.93	$1.50
Diluted—pro forma	$3.34	$2.84	$1.45

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yields of 2.0%, 1.9% and 2.2%; expected volatility of 28%, 28% and 28%; risk-free interest rates of 3.6%, 4.7% and 5.0%; and expected lives of 6.4 years, 6.4 years and 6.4 years.

2.    CUMULATIVE EFFECT OF ACCOUNTING CHANGE

The Company adopted Interpretation No. 46 as of June 30, 2003, resulting in the consolidation of three off-balance sheet arrangements with special-purpose trusts (“SPTs”) for the leasing of certain warehouse and distribution facilities. The consolidation of these entities resulted in an adjustment to record the cumulative effect of the accounting change of approximately $7.4 million, or $.06 per share-diluted, in the third quarter of 2003 reflecting the after-tax effect of accumulated depreciation for these facilities from lease inception through June 29, 2003. Additionally, the consolidation of these entities resulted in a net increase to property, plant and equipment of approximately $107.7 million, with a corresponding increase to long-term debt of $115.5 million and to other long-term liabilities of $4.4 million, reflecting the third party equity interest associated with the lease arrangements. Prior to June 30, 2003, expenses associated with the lease arrangements were classified as rent expense and included in cost of sales in the Consolidated Statements of Income. Subsequent to the consolidation of these entities, expenses were classified as interest expense associated with the corresponding long-term debt. An increase in depreciation expense of $2.6 million in 2003 also resulted from the consolidation of these entities.

3.    ACQUISITIONS AND DIVESTITURES

In September 2003, the Company completed the sale of certain gum brands to Farley’s & Sathers Candy Company, Inc. (“Farley’s & Sathers”) for $20.0 million in cash as part of its business realignment initiatives. In the third quarter of 2003, the Company recorded a gain on the sale of $8.3 million before tax, $5.7 million after tax. The gum brands included Fruit Stripe chewing gum, Rain-blo gum balls and Super Bubble bubble gum.

In June 2002, the Company completed the sale of certain confectionery brands to Farley’s & Sathers for $12.0 million in cash as part of its 2001 business realignment initiatives. In the second quarter of 2002, the Company recorded a gain of $4.4 million before tax, $2.8 million after tax, as a result of the transaction. The gain was included as an adjustment to the Company’s business realignment and asset impairments charge. Included in the transaction were the Heide, Jujyfruits, Wunderbeans and Amazin’ Fruit trademarked confectionery brands, as well as the rights to sell Chuckles branded products, under license.

In September 2001, the Company completed the sale of the Luden’s throat drops business to Pharmacia Consumer Healthcare, a unit of Pharmacia Company. Included in the sale were the trademarks and manufacturing equipment for the throat drops business. In the third quarter of 2001, the Company received cash proceeds of $59.9 million and recorded a gain of $19.2 million before tax,

$1.1 million after tax, as a result of the transaction. A higher gain for tax purposes reflected the low tax basis of the intangible assets included in the sale, resulting in taxes on the gain of $18.1 million. Net sales for the Luden’s throat drops business were $8.9 million in 2001.

In July 2001, the Company’s Brazilian subsidiary, Hershey do Brasil, acquired the chocolate and confectionery business of Visagis for $17.1 million. Included in the acquisition were the IO-IO brand of hazelnut crème items and the chocolate and confectionery products sold under the Visconti brand. Also included in the purchase were a manufacturing plant and confectionery equipment in Sao Roque, Brazil. In accordance with the purchase method of accounting, the purchase price of the acquisition was allocated to the underlying assets and liabilities at the date of acquisition based on their estimated respective fair values. Results subsequent to the date of acquisition were included in the consolidated financial statements. Had the results of the acquisition been included in the consolidated results for the periods prior to the acquisition dates, the effect would not have been material.

4.    BUSINESS REALIGNMENT INITIATIVES

In July 2003, the Company announced a number of initiatives continuing its value-enhancing strategy. These initiatives included realigning the sales organization and streamlining the supply chain by divesting or eliminating certain non-strategic brands and products, and by production line rationalization.

During 2003, these actions resulted in a net charge of approximately $17.2 million, or $.07 per share-diluted. The $17.2 million net charge consisted of the write-off of certain inventories of $2.1 million included in cost of sales, a net business realignment and asset impairments charge of $23.4 million and an $8.3 million net gain resulting from the divestiture of certain brands.

The net business realignment and asset impairments charge of $23.4 million consisted of early retirement and involuntary termination costs of $10.0 million, sales office closing and relocation costs of $7.3 million, fixed asset impairment charges of $5.7 million, equipment removal costs of $.7 million and a net gain of $.3 million relating to the elimination of non-strategic brands and products. In determining the fixed asset impairment losses, fair value was estimated based on the expected sales proceeds. Cash payments during the third and fourth quarters of 2003 reduced the liability balance, primarily relating to the aforementioned charges for employee termination, sales office closing and relocation costs, to $8.8 million as of December 31, 2003.

In late October 2001, the Company’s Board of Directors approved a plan to improve the efficiency and profitability of the Company’s operations. The plan included asset management improvements, product line rationalization, supply chain efficiency improvements and a voluntary work force reduction program (collectively, “the 2001 business realignment initiatives”). Total costs for the 2001 business realignment initiatives recorded in 2002 and 2001 were $312.4 million.

During 2002, charges to cost of sales and business realignment and asset impairments were recorded totaling $34.0 million before tax. The total included a charge to cost of sales of $6.4 million associated with the relocation of manufacturing equipment and a net business realignment and asset impairments charge of $27.6 million. Components of the net $27.6 million pre-tax charge included a $28.8 million charge for pension settlement losses resulting from a voluntary work force reduction program (“VWRP”), a $3.0 million charge for pension curtailment losses and special termination benefits resulting from manufacturing plant closures, a $.1 million charge relating to involuntary termination benefits and a $.1 million charge relating to the realignment of the domestic sales organization, partially offset by a $4.4 million favorable adjustment reflecting higher than estimated proceeds from the sale of certain assets.

During the fourth quarter of 2001, charges to cost of sales and business realignment and asset impairments were recorded totaling $278.4 million before tax. The total included a charge to cost of sales of $50.1 million associated with raw material inventory reductions and a business realignment and asset impairments charge of $228.3 million. Components of the $228.3 million pre-tax charge included $175.2 million for business realignment charges and $53.1 million for asset impairment charges. The $175.2 million for business realignment charges included $139.8 million for enhanced pension and other post-retirement benefits associated with the VWRP and $35.4 million for other costs associated with the 2001 business realignment initiatives. The $53.1 million for asset impairment charges included $45.3 million for fixed asset impairments and $7.8 million for goodwill impairment. The major components of the 2001 business realignment initiatives were completed as of December 31, 2002. Remaining transactions primarily pertain to the sale of certain real estate associated with the closure of facilities, as discussed below.

Product line rationalization plans included the sale or exit of certain businesses, the discontinuance of certain non-chocolate confectionery products and the realignment of the Company’s sales organizations. Costs associated with the realignment of the sales organizations related primarily to sales office closings and terminating the use of certain sales brokers. During 2002, sales offices were closed as planned and the use of certain sales brokers was discontinued which resulted in an additional charge of $.1 million. During the second quarter of 2002, the sale of a group of the Company’s non-chocolate confectionery candy brands to Farley’s & Sathers was completed. Included in the transaction were the Heide, Jujyfruits, Wunderbeans and Amazin’ Fruit trademarked confectionery brands, as well as the rights to sell Chuckles branded products, under license. Proceeds of $12.0 million associated with the sale of certain confectionery brands to Farley’s & Sathers exceeded the 2001 estimates which resulted in a $4.4 million favorable adjustment. The sale of certain confectionery brands to Farley’s & Sathers resulted in the closure of a manufacturing facility in New Brunswick, New Jersey which was being held for sale as of December 31, 2002. The manufacturing facility was sold in May 2003. Also during the second quarter of 2002, the Company discontinued and subsequently licensed the sale of its aseptically packaged drink products in the United States. Net sales for these brands were $11.6 million and $34.2 million in 2002 and 2001, respectively. An additional charge of $.7 million relating to pension curtailment losses and special termination benefits associated with the closure of the facility was recorded in 2002.

To improve supply chain efficiency and profitability, three manufacturing facilities, a distribution center and certain other facilities were planned to be closed. These included manufacturing facilities in Denver, Colorado; Pennsburg, Pennsylvania; and Palmyra, Pennsylvania and a distribution center and certain minor facilities located in Oakdale, California. During the first quarter of 2002, the manufacturing facility in Palmyra, Pennsylvania was closed and additional costs of $.1 million were recorded, as incurred, relating to retention payments. During the second quarter, operations utilizing the distribution center in Oakdale, California ceased. The manufacturing facilities in Denver, Colorado and Pennsburg, Pennsylvania were closed in the fourth quarter of 2002. An additional charge of $2.3 million relating to pension curtailment losses and special termination benefits associated with the facility closures was recorded in 2002. The Denver, Colorado facility was being held for sale and the Pennsburg, Pennsylvania facility was idle and being held for possible future use as of December 31, 2003.

In October 2001, the Company offered the VWRP to certain eligible employees in the United States, Canada and Puerto Rico in order to reduce staffing levels and improve profitability. The VWRP consisted of an early retirement program which provided enhanced pension, post-retirement and certain supplemental benefits and an enhanced mutual separation program which provided increased severance and temporary medical benefits. A reduction of approximately 500 employees occurred during 2002 as a result of the VWRP. Additional pension settlement costs of $28.8 million were recorded in 2002, principally associated with lump sum payments of pension benefits.

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

New charges during 2002 related to the elimination of the Company’s broker sales force and termination benefits associated with the closing of a manufacturing facility. Utilization recorded against the liability in 2002 reflected cash payments totaling $25.7 million and non-cash write-offs of $9.9 million associated primarily with exiting certain businesses. The cash payments related primarily to severance payments associated with the enhanced mutual separation program and plant closures, outsourcing the manufacture of certain ingredients, VWRP administrative expenses, the realignment of the Company’s sales organizations and other expenses associated with exiting certain businesses and maintaining properties prior to sale.

5.    COMMITMENTS

The Company has entered into certain obligations for the purchase of raw materials. Purchase obligations primarily reflect forward contracts for the purchase of raw materials from third-party brokers and dealers to minimize the effect of future price fluctuations. Total obligations for each year are comprised of fixed price contracts for the purchase of commodities and unpriced contracts that have been valued using market prices as of December 31, 2003. The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. However, the variability of such costs is mitigated to the extent of the Company’s futures price cover for those periods. Accordingly, increases or decreases in market prices will be offset by gains or losses on commodity futures contracts to the extent that the unpriced contracts are hedged as of December 31, 2003 and in future periods. Taking delivery of the specific commodities for use in the manufacture of finished goods satisfies these obligations. For each of the three years in the period ended December 31, 2003, such obligations were fully satisfied by taking delivery of and making payment for the specific commodities.

As of December 31, 2003, the Company had entered into purchase agreements with various suppliers. Subject to the Company’s quality standards being met, the purchase obligations covered by these agreements aggregated approximately $758.6 million in 2004, $427.1 million in 2005, $80.9 million in 2006, $12.6 million in 2007, $7.5 million in 2008 and $3.8 million in 2009 and beyond.

As previously discussed in Note 2, Cumulative Effect of Accounting Change, the Company adopted Interpretation No. 46 as of June 30, 2003, resulting in the consolidation of the three off-balance sheet arrangements with SPTs. The consolidation of these entities resulted in an adjustment to record the cumulative effect of the accounting change of approximately $7.4 million, or $.06 per share-diluted, in the third quarter of 2003, reflecting the after-tax effect of accumulated depreciation for these facilities from lease inception through June 29, 2003. Additionally, the consolidation of these entities resulted in a net increase to property, plant and equipment of approximately $107.7 million, with a corresponding increase to long-term debt of $115.5 million and to other long-term liabilities of $4.4 million, reflecting the third party equity interest associated with the lease arrangements. Prior to June 30, 2003, expenses associated with the lease arrangements were classified as rent expense and included in cost of sales in the Consolidated Statements of Income. Subsequent to the consolidation of these entities, expenses were classified as interest expense associated with the corresponding long-term debt. An increase in depreciation expense of $2.6 million in 2003 also resulted from the consolidation of these entities.

During 1999 and 2000 the Company entered into off-balance sheet arrangements for the leasing of certain warehouse and distribution facilities. These off-balance sheet arrangements enabled the Company to lease these facilities under more favorable terms than other leasing alternatives. The lease arrangements are with SPTs whereby the Company leases warehouse and distribution facilities in Redlands, California; Atlanta, Georgia; and Hershey, Pennsylvania, as discussed below. The SPTs were formed to facilitate the acquisition and subsequent leasing of the facilities to the Company. The SPTs financed the acquisition of the facilities by issuing notes and equity certificates to independent third-party financial institutions. The independent third-party financial institutions that hold the equity certificates are the owners of the SPTs. The owners of the SPTs have made substantive residual equity capital investments in excess of 3% which will be at risk during the entire term of each lease. Accordingly, the Company did not consolidate the SPTs prior to June 30, 2003 because all of the conditions for consolidation had not been met.

In December 2000, the Company entered into a lease agreement with the owner of the warehouse and distribution facility in Redlands, California. The lease term was approximately ten years, with occupancy to begin upon completion of the facility. The lease agreement contained an option for the Company to purchase the facility. In January 2002, the Company assigned its right to purchase the facility to an SPT that in turn purchased the completed facility and leased it to the Company under a new lease agreement. The lease term is five years, with up to four renewal periods of five years each with the consent of the lessor. The cost incurred by the SPT to acquire the facility, including land, was $40.1 million.

In October 2000, the Company entered into a lease agreement with an SPT for the leasing of a warehouse and distribution facility near Atlanta, Georgia. The lease term is five years, with up to four renewal periods of five years each with the consent of the lessor. The cost incurred by the SPT to acquire the facility, including land, was $18.2 million.

In July 1999, the Company entered into a lease agreement with an SPT for the construction and leasing of a warehouse and distribution facility located on land owned by the Company near Hershey, Pennsylvania. Under the agreement, the lessor paid construction costs totaling $61.7 million. The lease term is six years, including the one-year construction period, with up to four renewal periods of five years each with the consent of the lessor.

Aside from the residual guarantees and instrument guarantees associated with the individual leasing arrangements, as discussed below, the Company has provided no other guarantees or capitalization of these entities. The Company has not collateralized the obligations in connection with these leases. The Company has no obligations with respect to refinancing of the lessor’s debt, would incur no significant penalties which would result in the reasonable assurance of continuation of the leases and has no significant guarantees other than the residual and instrument guarantees discussed below. There are no other material commitments or contingent liabilities associated with the leasing arrangements. The Company’s transactions with the SPTs are limited to the lease agreements. The Company does not anticipate entering into any other arrangements involving SPEs.

The leases include substantial residual guarantees by the Company for a significant amount of the financing and options to purchase the facilities at original cost. Pursuant to instrument guarantees, in the event of a default under the lease agreements, the Company guaranteed to the note holders and certificate holders payment in an amount equal to all sums then due under the leases.

There are no penalties or other disincentives under the lease agreements if the Company decides not to renew any of the three leases. The terms for each renewal period under each of the three lease arrangements are identical to the initial terms and do not represent bargain lease terms.

If the Company were to exercise its options to purchase the three facilities at original cost at the end of the respective initial lease terms, the Company could purchase the facilities for a total of approximately $120.0 million, $79.9 million for the Pennsylvania and Georgia facilities in 2005 and $40.1 million for the California facility in 2007. If the Company chooses not to renew the leases or purchase the assets at the end of the lease terms, the Company is obligated under the residual guarantees for approximately $103.2 million in total for the three leases. Additionally, the Company is obligated to re-market each property on the lessor’s behalf and, upon sale, distribute a portion of the proceeds to the note holders and certificate holders up to an amount equal to the remaining debt and equity certificates and to pay closing costs. If the Company chooses not to renew or purchase the assets at the end of the lease terms, the Company does not anticipate a material disruption to operations, since such facilities are not unique, facilities with similar racking and storage capabilities are available in each of the areas where the facilities are located, there are no significant leasehold improvements that would be impaired, there would be no adverse tax consequences, the financing of replacement facilities would not be material to the Company’s cash flows and costs related to relocation would not be significant to income.

The facility located near Hershey, Pennsylvania was constructed on land owned by the Company. The Company entered into a ground lease with the lessor, an SPT. The initial term of the ground lease extends to the date that is the later of (i) the date the facility lease is no longer in effect, or (ii) the date when the Company satisfies the residual guarantee associated with the lease. An additional term for the ground lease begins upon the end of the initial ground lease term and ends upon the later of the date all sums required to be paid under the lease agreement are paid in full and the 75th anniversary of the ground lease commencement date. If the Company chooses not to renew the building lease or purchase the building, it must re-market the building on the lessor’s behalf subject to the ground lease, which will continue in force until the earlier of the date all sums required to be paid under the lease agreement are paid in full and the 75th anniversary of the ground lease inception date. The lease of the warehouse and distribution facility does not include any provisions which would require the Company to sell the land to the SPT.

Rent expense was $32.6 million, $34.6 million and $37.3 million for 2003, 2002 and 2001, respectively. Rent expense pertains to all operating leases, which were principally related to certain administrative buildings, warehouse and distribution facilities and transportation equipment.

Future minimum rental payments under non-cancelable operating leases with a remaining term in excess of one year as of December 31, 2003, totaled $78.8 million (2004—$14.6 million; 2005—$14.4 million; 2006—$13.8 million; 2007—$12.2 million; 2008—$10.1 million; 2009 and beyond—$13.7 million).

6.    GOODWILL AND OTHER INTANGIBLE ASSETS

A reconciliation of reported net income to net income adjusted to reflect the impact of the discontinuance of the amortization of goodwill and other intangible assets for the year ended December 31, 2001 is as follows:

For the years ended December 31,	2003	2002	2001
In thousands of dollars except per share amounts
Reported net income:	$457,584	$403,578	$207,156
Add back: Goodwill amortization			11,959
Add back: Trademark amortization			1,620
Adjusted net income	$457,584	$403,578	$220,735
Basic earnings per share:
Reported net income	$3.48	$2.96	$1.52
Goodwill amortization			.09
Trademark amortization			.01
Adjusted net income	$3.48	$2.96	$1.62
Diluted earnings per share:
Reported net income	$3.46	$2.93	$1.50
Goodwill amortization			.09
Trademark amortization			.01
Adjusted net income	$3.46	$2.93	$1.60

Accumulated amortization of intangible assets resulting from business acquisitions was $134.3 million and $129.2 million as of December 31, 2003 and 2002, respectively.

7.    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company adopted SFAS No. 133, as amended, as of January 1, 2001. SFAS No. 133, as amended, requires the Company to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for the change in fair value of the derivative depends on whether the instrument qualifies for and has been designated as a hedging relationship and on the type of hedging relationship. There are three types of hedging relationships: a cash flow hedge, a fair value hedge and a hedge of foreign currency exposure of a net investment in a foreign operation. The designation is based upon the exposure being hedged. All derivative instruments currently utilized by the Company are designated and accounted for as cash flow hedges, except for fixed to variable interest rate swaps which are designated and accounted for as fair value hedges of the underlying long-term debt.

Objectives, Strategies and Accounting Policies Associated with Derivative Instruments

The Company utilizes certain derivative instruments, from time to time, including interest rate swaps, foreign currency forward exchange contracts and commodities futures contracts, to manage variability in cash flows associated with interest rate, currency exchange rate and commodity market price risk exposures. The interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. Commodities futures contracts are entered into for varying periods and are intended to be and are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. If it is probable that hedged forecasted transactions will not occur either by the end of the originally specified time period or within an additional two-month period of time, derivative gains and losses reported in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets are immediately reclassified into earnings. Gains and losses on terminated derivatives designated as hedges are accounted for as part of the originally hedged transaction. Gains and losses on derivatives designated as hedges of items that mature or are sold or terminated, are recognized in income in the same period as the originally hedged transaction was anticipated to affect earnings. The Company utilizes derivative instruments as cash flow or fair value hedges and does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any significant losses as a result of counterparty defaults.

Interest Rate Swaps

In order to minimize its financing costs and to manage interest rate exposure, the Company, from time to time, enters into interest rate swap agreements. In October 2003, the Company entered into interest rate swap agreements to effectively convert interest payments on long-term debt from fixed to variable rates. Interest payments on $200.0 million of 6.7% Notes due in October 2005 and $150.0 million of 6.95% Notes due in March 2007 were converted from the respective fixed rates to variable rates based on the London Interbank Offered Rate (“LIBOR”). The interest rate swap agreements qualify as fair value hedges and the notional amounts, interest rates and terms of the swap agreements are consistent with the underlying long-term debt they are intended to hedge. Therefore, there is no hedge ineffectiveness. Under SFAS No. 133, as amended, gains and losses on the fixed to variable interest rate swaps are recorded currently in earnings and the fair value is recorded as an asset or liability on the Consolidated Balance Sheets. The corresponding gain or loss on the underlying long-term debt is also recorded currently in earnings and an adjustment to the carrying value of the underlying long-term debt is recorded in the Consolidated Balance Sheets. The fair value of the fixed to variable interest rate swaps, an asset of $2.2 million, was included in other assets on the Consolidated Balance Sheets as of December 31, 2003. The corresponding increase to long-term debt was $2.2 million as of December 31, 2003.

In February 2001, the Company entered into interest rate swap agreements that effectively converted variable-interest-rate payments on certain leases from a variable to a fixed rate. Payments on leases associated with the financing of construction of a warehouse and distribution facility near Hershey, Pennsylvania for $61.7 million and the financing of the purchase of a warehouse and distribution facility near Atlanta, Georgia for $18.2 million are variable based on LIBOR. Such variable payments are forecasted transactions as defined by SFAS No. 133, as amended. The interest rate swap agreements effectively converted the variable-interest-rate payments on the leases from LIBOR to a fixed rate of 6.1%. Future changes in LIBOR are offset by changes in the value of the interest rate swap agreements, resulting in interest expense at the fixed rate of 6.1%.

As previously discussed in Note 2, Cumulative Effect of Accounting Change, the Company adopted Interpretation No. 46 as of June 30, 2003, resulting in the consolidation of the Company’s three off-balance sheet arrangements with SPTs for the leasing of certain warehouse and distribution facilities. The consolidation of those entities resulted in the recording of long-term debt of $59.4 million and $17.5 million associated with the warehouse and distribution facilities near Hershey and Atlanta, respectively, corresponding to the aforementioned interest rate swap agreements. As of June 30, 2003, the Company designated a new hedging relationship contemporaneous with the discontinuance of the pre-existing hedging relationship due to the consolidation of the two corresponding SPTs. Prospectively, beginning on June 30, 2003, the interest rate differential on the interest rate swap agreements was classified as an adjustment to interest expense.

The variable to fixed interest rate swap agreements qualify as cash flow hedges and the notional amounts, interest rates and terms of the swap agreements are consistent with the underlying lease agreements they are intended to hedge and, therefore, there is no hedge ineffectiveness. Gains and losses on the interest rate swap agreements are included in other comprehensive income and are recognized in cost of sales in the same period as the hedged interest payments affect earnings. The fair value of variable to fixed interest rate swap agreements was a liability of $5.2 million and $7.1 million as a December 31, 2003 and 2002, respectively, and was included on the Consolidated Balance Sheets as other long-term liabilities, with the offset reflected in accumulated other comprehensive income (loss), net of income taxes.

Cash flows from interest rate swap agreements are classified as net cash provided from operating activities on the Consolidated Statements of Cash Flows. The Company’s risk related to the interest rate swap agreements is limited to the cost of replacing the agreements at prevailing market rates.

Foreign Exchange Forward Contracts and Options

The Company enters into foreign exchange forward contracts to hedge transactions primarily related to firm commitments to purchase equipment, certain raw materials and finished goods denominated in foreign currencies, and to hedge payment of intercompany transactions with its non-domestic subsidiaries. These contracts reduce currency risk from exchange rate movements. Foreign currency price risks are hedged generally for periods from 3 to 24 months.

Foreign exchange forward contracts and options are intended to be and are effective as hedges of firm, identifiable, foreign currency commitments. Since there is a direct relationship between the foreign currency derivatives and the foreign currency denomination of the transactions, foreign currency derivatives are highly effective in hedging cash flows related to transactions denominated in the corresponding foreign currencies. These contracts meet the criteria for cash flow hedge accounting treatment and, accordingly, gains and losses are included in other comprehensive income and are recognized in cost of sales or selling, marketing and administrative expense in the same period that the hedged items affect earnings. In entering into these contracts the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any significant losses as a result of counterparty defaults.

The fair value of foreign exchange forward contracts and options was estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences. The fair value of foreign exchange forward contracts and options was an asset of $1.6 million and $3.1 million as of December 31, 2003 and 2002, respectively, included on the Consolidated Balance Sheets as other current assets with the offset reflected in accumulated other comprehensive income (loss), net of income taxes. Cash flows from foreign exchange forward contracts and options designated as hedges of foreign currency price risks associated with the purchase of equipment are classified as net cash flows (used by) provided from investing activities on the Consolidated Statements of Cash Flows. Cash flows from other foreign exchange forward contracts are classified as net cash provided from operating activities.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Company enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Commodity price risks are hedged generally for periods from 3 to 24 months. Commodities futures contracts meet the hedge criteria and are accounted for as cash flow hedges. Accordingly, gains and losses are included in other comprehensive income and are recognized ratably in cost of sales in the same period that the hedged raw material manufacturing requirements are recorded in cost of sales.

In order to qualify as a hedge of commodity price risk, it must be demonstrated that the changes in fair value of the commodities futures contracts are highly effective in hedging price risks associated with commodity purchases for manufacturing requirements and with transportation costs. The assessment of hedge effectiveness for commodities futures is performed on a quarterly basis by calculating the change in switch values relative to open commodities futures contracts being held and the number of futures contracts needed to price raw material purchases for anticipated manufacturing requirements and to hedge transportation costs. Tracking changes in basis differentials as discussed below also monitors effectiveness. The prices of commodities futures contracts reflect delivery to the same locations where the Company takes delivery of the physical commodities and, therefore, there is no ineffectiveness resulting from differences in location between the derivative and the hedged item. Commodities futures contracts have been deemed to be highly effective in hedging price risks associated with corresponding raw material purchases for manufacturing requirements and transportation costs.

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

Exchange traded futures contracts are used to fix the price of physical forward purchase contracts. Cash transfers reflecting changes in the value of futures contracts (unrealized gains and losses) are made on a daily basis and are included in accumulated other comprehensive income (loss), net of income taxes, on the Consolidated Balance Sheets. Such cash transfers will be offset by higher or lower cash requirements for payment of invoice prices of raw materials, energy requirements and transportation costs in the future. Cash flows from commodities futures contracts are classified as net cash provided from operating activities on the Consolidated Statements of Cash Flows. Futures contracts being held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated manufacturing requirements for each commodity. Physical commodity forward purchase contracts meet the SFAS No. 133, as amended, definition of “normal purchases and sales” and, therefore, are not considered derivative instruments.

The net after-tax impact of cash flow hedging derivatives on comprehensive income (loss) reflected a $20.2 million loss in 2003, a $106.7 million gain in 2002 and a $7.8 million loss in 2001. Net gains and losses on cash flow hedging derivatives were primarily associated with commodities futures contracts. Reclassification adjustments from accumulated other comprehensive income (loss) to income, for gains or losses on cash flow hedging derivatives, were reflected in cost of sales. Reclassification of gains of $51.9 million and $17.9 million for 2003 and 2002, respectively, and losses of $19.3 million for 2001 were associated with commodities futures contracts. Gains on commodities futures contracts recognized in cost of sales as a result of hedge ineffectiveness were approximately $.4 million, $1.5 million and $1.7 million before tax for the years ended December 31, 2003, 2002 and 2001, respectively. No gains or losses on cash flow hedging derivatives were reclassified from accumulated other comprehensive income (loss) into income as a result of the discontinuance of a hedge because it became probable that a hedged forecasted transaction would not occur. There were no components of gains or losses on cash flow hedging derivatives that were recognized in income because such components were excluded from the assessment of hedge effectiveness. As of December 31, 2003, the amount of net after-tax gains on cash flow hedging derivatives, including foreign exchange forward contracts and options, interest rate swap agreements and commodities futures contracts, expected to be reclassified into earnings in the next twelve months was approximately $28.3 million, which was primarily associated with commodities futures contracts.

8.    COMPREHENSIVE INCOME

A summary of the components of comprehensive income is as follows:

For the years ended December 31,	2003	2002	2001
In thousands of dollars
Net income	$457,584	$403,578	$207,156
Other comprehensive income (loss):
Foreign currency translation adjustments	40,938	(16,530)	(6,745)
Minimum pension liability adjustments, net of tax	(942)	34,899	(34,219)
(Losses) gains on cash flow hedging derivatives, net of tax	(20,239)	106,748	(7,764)
Add: Reclassification adjustments, net of tax	(51,913)	(17,914)	19,312
Other comprehensive income (loss)	(32,156)	107,203	(29,416)
Comprehensive income	$425,428	$510,781	$177,740

Comprehensive income is included on the Consolidated Statements of Stockholders’ Equity. The components of accumulated other comprehensive income (loss) as shown on the Consolidated Balance Sheets are as follows:

	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Gains (Losses) on Cash Flow Hedging Derivatives	Accumulated Other Comprehensive Income (Loss)
In thousands of dollars
Balance as of January 1, 2001	$(55,800)	$(916)	$—	$(56,716)
Transition adjustment (loss), net of a tax benefit of $41,756	—	—	(70,191)	(70,191)
Current period credit (charge), gross	(6,745)	(57,127)	99,565	35,693
Income tax benefit (expense)	—	22,908	(37,138)	(14,230)
Reclassification adjustment charge, gross	—	—	30,800	30,800
Income tax (expense)	—	—	(11,488)	(11,488)
Balance as of December 31, 2001	(62,545)	(35,135)	11,548	(86,132)
Current period (charge) credit, gross	(16,530)	58,261	168,463	210,194
Income tax (expense)	—	(23,362)	(61,715)	(85,077)
Reclassification adjustment (credit), gross	—	—	(28,300)	(28,300)
Income tax benefit	—	—	10,386	10,386
Balance as of December 31, 2002	(79,075)	(236)	100,382	21,071
Current period credit (charge), gross	40,938	(1,565)	(31,971)	7,402
Income tax benefit	—	623	11,732	12,355
Reclassification adjustment (credit), gross	—	—	(82,012)	(82,012)
Income tax benefit	—	—	30,099	30,099
Balance as of December 31, 2003	$(38,137)	$(1,178)	$28,230	$(11,085)

9.    FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 2003 and 2002, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, was $969.0 million as of December 31, 2003, compared to a fair value of $1,100.9 million based on quoted market prices for the same or similar debt issues. The carrying value of long-term debt, including the current portion, was $868.8 million as of December 31, 2002, compared to a fair value of $1,005.9 million.

As of December 31, 2003, the Company had foreign exchange forward contracts and options maturing in 2004 and 2005 to purchase $57.7 million in foreign currency, primarily Canadian dollars, and to sell $18.0 million in foreign currency, primarily Japanese yen, at contracted forward rates.

As of December 31, 2002, the Company had foreign exchange forward contracts maturing in 2003 and 2004 to purchase $45.1 million in foreign currency, primarily British sterling and euros, and to sell $17.2 million in foreign currency, primarily Japanese yen, at contracted forward rates.

The fair value of foreign exchange forward contracts and options is estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences. The fair value of foreign exchange forward contracts and options included in prepaid expenses and other current assets was $1.6 million and $3.1 million as of December 31, 2003 and 2002, respectively. The Company does not hold or issue financial instruments for trading purposes.

In order to minimize its financing costs and to manage interest rate exposure, the Company, from time to time, enters into interest rate swap agreements. In October 2003, the Company entered into interest rate swap agreements to effectively convert interest payments on long-term debt from fixed to variable rates. Interest payments on $200.0 million of 6.7% Notes due in October 2005 and $150.0 million of 6.95% Notes due in March 2007 were converted from the respective fixed rates to variable rates based on LIBOR. In February 2001, the Company entered into interest rate swap agreements that effectively converted variable-interest-rate payments on certain leases from a variable to a fixed rate of 6.1%. The fair value of fixed to variable interest rate swap agreements was an asset of $2.2 million as of December 31, 2003 and the fair value of variable to fixed interest rate swaps was a liability of $5.2 million and $7.1 million as of December 31, 2003 and 2002, respectively.

10.    INTEREST EXPENSE

Interest expense, net consisted of the following:

For the years ended December 31,	2003	2002	2001
In thousands of dollars
Long-term debt and lease obligations	$66,283	$65,183	$65,500
Short-term debt	935	359	7,468
Capitalized interest	(1,953)	(1,144)	(1,498)
Interest expense, gross	65,265	64,398	71,470
Interest income	(1,736)	(3,676)	(2,377)
Interest expense, net	$63,529	$60,722	$69,093

11.    SHORT-TERM DEBT

Generally, the Company’s short-term borrowings are in the form of commercial paper or bank loans with an original maturity of three months or less. As of December 31, 2003, the Company maintained short-term and long-term committed credit facilities with a syndicate of banks in the amount of $400 million that could be borrowed directly or used to support the issuance of commercial paper. The Company may increase the credit facilities to $1.0 billion with the concurrence of the banks. In November 2003, the short-term credit facility agreement was renewed with a credit limit of $200 million expiring in November 2004. The long-term committed credit facility agreement with a credit limit of $200 million will expire in November 2006. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions.

The Company also maintains lines of credit with domestic and international commercial banks, under which it could borrow in various currencies up to approximately $43.6 million and $21.0 million as of December 31, 2003 and 2002, respectively, at the lending banks’ prime commercial interest rates or lower. The higher lines of credit as of December 31, 2003, were associated with an anticipated increase in borrowing requirements for the Company’s Canadian business.

The Company had short-term foreign bank loans against its credit facilities and lines of credit of $12.0 million and $11.1 million as of December 31, 2003 and 2002, respectively. The maximum amount of the Company’s short-term borrowings during 2003 was $231.0 million reflecting commercial paper borrowings primarily for the funding of seasonal working capital requirements. The weighted-average interest rate on short-term borrowings outstanding as of December 31, 2003 and 2002 was 0.3% for both years.

The credit facilities and lines of credit were supported by commitment fee arrangements. The average fee during 2003 was approximately 0.1% per annum of the commitment. The Company’s credit facility agreements contain a financial covenant which requires that a specified income to interest ratio be maintained. These agreements are also subject to other representations and covenants that do not materially restrict the Company’s activities. The Company is in compliance with all covenants included in the credit facility agreements. There were no significant compensating balance agreements that legally restricted these funds.

As a result of maintaining a consolidated cash management system, the Company maintains overdraft positions in certain accounts at several banks. The Company has the contractual right of offset for the accounts with overdrafts. Such overdrafts, which were reflected as a reduction to cash and cash equivalents, were $27.1 million and $24.8 million as of December 31, 2003 and 2002, respectively.

12.    LONG-TERM DEBT

Long-term debt consisted of the following:

December 31,	2003	2002
In thousands of dollars
6.7% Notes due 2005	$201,058	$200,000
6.95% Notes due 2007	151,136	150,000
6.95% Notes due 2012	150,000	150,000
8.8% Debentures due 2021	100,000	100,000
7.2% Debentures due 2027	250,000	250,000
Obligations associated with consolidation of lease arrangements	115,544	—
Other obligations, net of unamortized debt discount	1,238	18,789
Total long-term debt	968,976	868,789
Less—current portion	477	16,989
Long-term portion	$968,499	$851,800

The increase in the carrying amounts of 6.7% Notes due 2005 and 6.95% Notes due 2007, compared with 2002, reflects the impact of fair value hedge accounting for the related interest rate swap agreements entered into in October 2003, as discussed in Note 9, Financial Instruments. Maturities of obligations associated with consolidation of lease arrangements are $76.8 million in 2005 and $38.7 million in 2007. Aggregate annual maturities during the next five years are: 2004, $.5 million; 2005, $279.1 million; 2006, $.1 million; 2007, $190.0 million; and 2008, $.1 million. The Company’s debt is principally unsecured and of equal priority. None of the debt is convertible into stock of the Company. The Company is in compliance with all covenants included in the related debt agreements.

13.    INCOME TAXES

Income before income taxes was as follows:

For the years ended December 31,	2003	2002	2001
In thousands of dollars
Domestic	$707,973	$625,385	$320,065
Foreign	24,854	12,180	23,476
Income before income taxes	$732,827	$637,565	$343,541
The provision for income taxes was as follows:
For the years ended December 31,	2003	2002	2001
In thousands of dollars
Current:
Federal	$207,373	$84,312	$160,182
State	22,178	11,801	22,155
Foreign	(571)	57	3,390
Current provision for income taxes	228,980	96,170	185,727
Deferred:
Federal	22,416	119,752	(41,293)
State	6,658	14,115	(7,120)
Foreign	9,821	3,950	(929)
Deferred income tax provision (benefit)	38,895	137,817	(49,342)
Total provision for income taxes	$267,875	$233,987	$136,385

Deferred taxes reflect temporary differences between the tax basis and financial statement carrying value of assets and liabilities. The tax effects of the significant temporary differences that comprised the deferred tax assets and liabilities were as follows:

December 31,	2003	2002
In thousands of dollars
Deferred tax assets:
Post-retirement benefit obligations	$104,175	$102,487
Accrued expenses and other reserves	98,012	91,586
Accrued trade promotion reserves	16,679	11,377
Other	25,330	26,935
Total deferred tax assets	244,196	232,385
Deferred tax liabilities:
Property, plant and equipment, net	272,173	220,694
Cash flow hedging derivatives	17,042	59,518
Pension	137,658	119,742
Inventories	44,020	37,208
Other	137,607	168,031
Total deferred tax liabilities	608,500	605,193
Net deferred tax liabilities	$364,304	$372,808
Included in:
Current deferred tax liabilities (assets), net	$(13,285)	$24,768
Non-current deferred tax liabilities, net	377,589	348,040
Net deferred tax liabilities	$364,304	$372,808

Additional information on income tax benefits and expenses related to the components of accumulated other comprehensive income (loss) is provided in Note 8, Comprehensive Income.

The following table reconciles the Federal statutory income tax rate with the Company’s effective income tax rate:

For the years ended December 31,	2003	2002	2001
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (reduction) resulting from:
State income taxes, net of Federal income tax benefits	2.6	2.6	3.4
Gain on sale of Luden’s throat drops business	—	—	1.6
Non-deductible acquisition costs	—	—	.7
Puerto Rico operations	(.8)	(1.0)	(1.2)
Other, net	(.2)	.1	.2
Effective income tax rate	36.6%	36.7%	39.7%

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

14.    PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company’s policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 and Federal income tax laws, respectively. Non-domestic pension liabilities are funded in accordance with applicable local laws and regulations. Plan assets are invested in a broadly diversified portfolio consisting primarily of domestic and international common stocks and fixed income securities. The Company uses a December 31 measurement date for the majority of its plans. Other benefits include health care and life insurance provided by the Company under two post-retirement benefit plans.

A summary of the changes in benefit obligations and plan assets as of December 31, 2003 and 2002 is presented below:

	Pension Benefits		Other Benefits
December 31,	2003	2002	2003	2002
In thousands of dollars
Change in benefits obligation
Benefits obligation at beginning of year	$816,164	$837,540	$328,884	$301,406
Service cost	39,096	31,890	3,712	3,157
Interest cost	50,951	50,372	18,653	19,674
Amendments	5,095	2,528	—	—
Actuarial loss (gain)	38,643	75,207	(3,935)	21,551
Special termination benefits	3,408	809	539	—
Settlements	(109)	(141,546)	—	—
Curtailment (gain) loss	—	(1,060)	—	62
Other	10,053	1,665	1,172	33
Benefits paid	(70,142)	(41,241)	(20,762)	(16,999)
Benefits obligation at end of year	893,159	816,164	328,263	328,884
Change in plan assets
Fair value of plan assets at beginning of year	716,888	687,151	—	—
Actual return on plan assets	152,793	(95,385)	—	—
Employer contribution	120,252	308,080	20,762	16,999
Settlements paid	(109)	(141,546)	—	—
Other	7,976	(171)	—	—
Benefits paid	(70,142)	(41,241)	(20,762)	(16,999)
Fair value of plan assets at end of year	927,658	716,888	—	—
Funded status	34,499	(99,276)	(328,263)	(328,884)
Unrecognized transition asset	583	270	—	—
Unrecognized prior service cost	40,853	39,533	(8,246)	(10,180)
Unrecognized net actuarial loss	236,140	305,520	76,904	84,231
Intangible asset	—	(738)	—	—
Accumulated other comprehensive loss	(1,959)	(394)	—	—
Prepaid (Accrued) benefits cost	$310,116	$244,915	$(259,605)	$(254,833)

Weighted-average assumptions used to determine benefit obligation as of December 31:

	2003	2002	2003	2002
Discount rate	6.0%	6.3%	6.0%	6.3%
Rate of increase in compensation levels	4.9	4.9	N/A	N/A

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and future years.

Amounts recognized in the Consolidated Balance Sheets consisted of the following:

	Pension Benefits		Other Benefits
December 31,	2003	2002	2003	2002
In thousands of dollars
Prepaid expenses and other	$33,240	$19,346	$—	$—
Other assets	311,692	262,207	—	—
Accrued liabilities	(3,802)	(8,075)	(27,401)	(20,742)
Other long-term liabilities	(29,055)	(27,431)	(232,204)	(234,091)
Intangible assets	—	(738)	N/A	N/A
Accumulated other comprehensive loss	(1,959)	(394)	N/A	N/A
Net amount recognized	$310,116	$244,915	$(259,605)	$(254,833)

The accumulated benefit obligation for all defined pension plans was $815,022 and $746,949 as of December 31, 2003 and 2002, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

December 31,	2003	2002
In thousands of dollars
Projected benefit obligation	$38,978	$87,650
Accumulated benefit obligation	34,889	73,244
Fair value of plan assets	—	35,011

Contributions totaling $120.3 million were made to the Company’s pension plans during 2003 primarily to improve the funded status of the plans. In 2002, the Company contributed $308.1 million to its pension plans to improve the funded status as a result of the poor market performance of pension plan assets during the year. For 2004, there will be no minimum funding requirements for the domestic plans and minimum funding requirements for the non-domestic plans will not be material. However, the Company may choose to make contributions in 2004 to improve the funded status.

The lower unrecognized net actuarial loss for pension benefits as of December 31, 2003, was due primarily to the 2003 actual return on plan assets being greater than the expected long-term rate of return. The unrecognized net actuarial loss for pension benefits as of December 31, 2002, was due primarily to the actual return on plan assets being less than the expected rate of return and the reduced discount rate assumption. The Company reduced the asset return assumption for 2003 to 8.5% based on an assessment of expected average asset returns for each asset class over the next 10 years utilizing outside investment manager projections. The historical geometric average return over the 16 years prior to December 31, 2003, was approximately 9.6%.

A minimum pension liability adjustment is required when the actuarial present value of accumulated plan benefits exceeds plan assets and accrued pension liabilities. In 2003 a minimum liability adjustment of $1.6 million, net of a deferred tax benefit of $.6 million, was recorded as a component of other comprehensive income (loss) and reported in accumulated other comprehensive income (loss) as a component of stockholders’ equity. In 2002, the reversal of a minimum liability adjustment of $58.3 million, net of deferred tax expense of $23.4 million, was recorded as a component of other comprehensive income (loss) and reported in accumulated other comprehensive income (loss) as a component of stockholders’ equity.

A summary of the components of net periodic benefits cost for the years ended December 31, 2003, 2002 and 2001 is presented below:

	Pension Benefits			Other Benefits
For the years ended December 31,	2003	2002	2001	2003	2002	2001
In thousands of dollars
Components of net periodic benefits cost
Service cost	$39,096	$31,890	$30,093	$3,712	$3,157	$3,434
Interest cost	50,951	50,372	48,239	18,653	19,674	17,829
Expected return on plan assets	(59,557)	(60,443)	(61,791)	—	—	—
Amortization of prior service cost	4,486	3,906	3,891	(1,654)	(1,858)	(2,168)
Amortization of unrecognized transition balance	(331)	(326)	(27)	—	—	—
Recognized net actuarial loss	16,377	4,371	—	3,171	2,774	2,761
Other	—	—	—	—	—	(80)
Company sponsored plans	51,022	29,770	20,405	23,882	23,747	21,776
Multi-employer plans	—	483	615	—	—	—
Administrative expenses	517	423	297	—	—	—
Net periodic benefits cost	51,539	30,676	21,317	23,882	23,747	21,776
Special termination benefits	3,383	809	106,273	539	—	15,451
Curtailment loss	28	2,116	2,802	—	—	15,366
Settlement loss	7	30,118	—	—	—	—
Total amount reflected in earnings	$54,957	$63,719	$130,392	$24,421	$23,747	$52,593

A summary of the weighted-average assumptions used to determine net periodic benefits cost is as follows:

	Pension Benefits			Other Benefits
For the years ended December 31,	2003	2002	2001	2003	2002	2001
Discount rate	6.3%	6.9%	7.5%	6.3%	7.0%	7.5%
Expected long-term return on plan assets	8.5	9.5	9.5	N/A	N/A	N/A
Rate of compensation increase	4.9	4.9	4.9	N/A	N/A	N/A

Additional information:

(Increase) decrease in minimum liability included in other comprehensive income	$(1,565)	$58,261	$(57,127)	N/A	N/A	N/A

The Company’s pension plan asset target allocation for 2004, the actual allocation as of December 31, 2003 and 2002, and the expected long-term rate of return by asset category for 2003 are as follows:

	Target Allocation	Percentage of Plan Assets as of December 31,		Weighted-Average Expected Long-term Rate of Return
Asset Category	2004	2003	2002	2003
Equity securities	40-85%	61%	68%	9.5%
Debt securities	15-60	37	15	5.5
Other	0-10	2	17	—
Total		100%	100%	8.5%

The assets of domestic plans are invested in compliance with the Employee Retirement Income Security Act of 1974 (“ERISA”) and the rules and regulations promulgated thereunder. The investment goals are to provide a total return that, over the long-term, increases the ratio of Plan assets to liabilities subject to a level of risk and to diversify investments within asset classes. Investments or investment strategies not allowed by ERISA are prohibited. Direct purchases of the Company’s securities and the use of derivatives for the purpose of speculation are also not permitted. The assets of non-domestic plans are invested in compliance with applicable local laws and regulations.

The Company has two post-retirement benefit plans. The health care plan is contributory, with participants’ contributions adjusted annually, and the life insurance plan is non-contributory.

On December 8, 2003, the President of the United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Act introduces a prescription drug benefit under Medicare (“Medicare Part D”) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The accumulated benefits obligation or net periodic post-retirement benefits cost in the consolidated financial statements or accompanying notes do not reflect the effects of the Act on the Company’s post-retirement benefit plans.

In 2003, the Special Termination Benefits were related to the early retirement program which was a component of the 2003 business realignment initiatives, described more fully in Note 4, Business Realignment Initiatives. The early retirement program provided enhanced pension and retiree medical benefits with pre-tax costs of $3.4 million and $.5 million, respectively.

In conjunction with the business realignment initiatives announced in October 2001, the Company offered an early retirement program to approximately 10% of its work force in the fourth quarter of 2001. The early retirement program gave eligible salaried employees an opportunity to retire with enhanced benefits related to the Company’s pension and other post-retirement benefit plans. In general, eligible employees were born before January 1, 1954, and were hired before January 1, 1999. Pension benefits were enhanced by adding five additional years of age and service to eligible employees’ retirement accounts, along with certain supplemental benefits. Retiree medical benefits were enhanced by adding five additional years to age and service formulas used to determine retiree contributions.

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

The total pre-tax charge for the VWRP recorded in the fourth quarter of 2001 was $148.7 million and was accrued based on actual employee acceptances. Improved pension benefits under the early retirement program of $109.1 million will be funded through payments from one of the Company’s defined benefit pension plans. Enhanced retiree medical benefits of $30.8 million will be funded from operating cash flows. Additional costs for outplacement services and enhanced severance benefits under a voluntary mutual separation program of $8.8 million were funded from operating cash flows.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point (Decrease)
In thousands of dollars
Effect on total service and interest cost components	$857	$(635)
Effect on post-retirement benefit obligation	11,903	(10,452)

15.    EMPLOYEE STOCK OWNERSHIP TRUST

The Company’s employee stock ownership trust (“ESOP”) serves as the primary vehicle for contributions to its existing Employee Savings Stock Investment and Ownership Plan for participating domestic salaried and hourly employees. In December 1991, the ESOP was funded by a 15-year, 7.75% loan of $47.9 million from the Company. During 2003 and 2002, the ESOP received a combination of dividends on unallocated shares and contributions from the Company equal to the amount required to meet its principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 159,176 shares of Common Stock each year. As of December 31, 2003, the ESOP held 1,120,076 allocated shares and 477,520 unallocated shares. All ESOP shares are considered outstanding for income per share computations.

The Company recognized net compensation expense equal to the shares allocated multiplied by the original cost of $20.06 per share less dividends received by the ESOP on unallocated shares. Compensation expense related to the ESOP for 2003, 2002 and 2001 was $1.6 million, $.9 million and $1.6 million, respectively. Dividends paid on unallocated ESOP shares for 2003, 2002 and 2001 were $.8 million, $.9 million and $1.0 million, respectively. Dividends paid on all ESOP shares are recorded as a reduction to retained earnings. The unearned ESOP compensation balance in stockholders’ equity represented deferred compensation expense to be recognized by the Company in future years as additional shares are allocated to participants.

16.    CAPITAL STOCK AND NET INCOME PER SHARE

As of December 31, 2003, the Company had 530,000,000 authorized shares of capital stock. Of this total, 450,000,000 shares were designated as Common Stock, 75,000,000 shares as Class B Common Stock (“Class B Stock”) and 5,000,000 shares as Preferred Stock, each class having a par value of one dollar per share. As of December 31, 2003, a combined total of 179,950,872 shares of both classes of common stock had been issued of which 129,529,733 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 2003.

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

Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 2003, 2002 and 2001, a total of 212 shares, 11,500 shares and 8,050 shares, respectively, of Class B Stock were converted into Common Stock.

In December 2000, the Company’s Board of Directors unanimously adopted a Stockholder Protection Rights Agreement (“Rights Agreement”) and declared a dividend of one right (“Right”) for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable and will not change the manner in which the Company’s Common Stock is traded.

The Rights become exercisable only upon (i) resolution of the Board of Directors after any person has commenced a tender offer that would result in such person becoming the beneficial owner of 15% or more of the Common Stock, (ii) the Company’s announcement that a person or group has acquired 15% or more of the outstanding shares of Common Stock, or (iii) a person or group becoming the beneficial owner of more than 35% of the voting power of all of the outstanding Common Stock and Class B Stock. When exercisable, each Right entitles its registered holder to purchase from the Company, at a pre-determined exercise price, one one-thousandth of a share of Series A Participating Preferred Stock, par value $1.00 per share (which would be convertible by holders of Class B Stock into Series B Participating Preferred Stock on the basis of one one-thousandth of a share of Series B Participating Preferred Stock for every share of Class B Common Stock held at that time). Each one one-thousandth of a share of Series A Participating Preferred Stock would have economic and voting terms similar to those of one share of Common Stock. Similarly, each one one-thousandth of a share of Series B Participating Preferred Stock would have economic and voting terms similar to those of one share of Class B Stock.

Upon the earlier of (a) a public announcement by the Company that a person or group has acquired 15% or more of the outstanding shares of Common Stock or (b) such person or group acquiring more than 35% of the voting power of the Common Stock and Class B Stock, each Right (except those owned by the acquiring person or group) will automatically become a right to buy, at the pre-determined exercise price, that number of one one-thousandth of a share of Series A Participating Preferred Stock having a market value of twice the exercise price. In addition, if the Company is acquired in a merger or other business combination, each Right will entitle a holder to purchase from the acquiring company, for the pre-determined exercise price, preferred stock of the acquiring company having an aggregate market value equal to twice the exercise price.

Further, at any time after a person or group acquires 15% or more (but less than 50%) of the Company’s Common Stock or more than 35% of the voting power of all outstanding Common Stock and Class B Stock, the Company’s Board of Directors may, at its option, exchange all (but not less than all) of the outstanding Preferred Stock (other than Rights held by the acquiring person or group) for shares of Common Stock or Class B Stock, as applicable, at an exchange ratio of one share of Common Stock or Class B Stock for each one one-thousandth of a share of Preferred Stock.

The Company, solely at its option, may amend the Rights or redeem the Rights for $.01 per Right at any time before the acquisition by a person or group of beneficial ownership of 15% or more of its Common Stock or more than 35% of the voting power of all of the outstanding Common Stock and Class B Stock. Unless redeemed earlier or extended by the Company, the Rights will expire on December 14, 2010.

Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (“Milton Hershey School Trust”), as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held a total of 12,720,806 shares of the Common Stock, and as Trustee for the benefit of Milton Hershey School, held 30,306,006 shares of the Class B Stock as of December 31, 2003, and was entitled to cast approximately 78.3% of the total votes of both classes of the Company’s common stock. The Milton Hershey School Trust must approve the issuance of shares of Common Stock or any other action that would result in the Milton Hershey School Trust not continuing to have voting control of the Company.

Changes in outstanding Common Stock for the past three years were:

For the years ended December 31,	2003	2002	2001

Shares issued	179,950,872	179,950,872	179,950,872

Treasury shares at beginning of year	(45,730,735)	(44,311,870)	(43,669,284)
Stock repurchases:
Repurchase programs	(4,924,200)	(1,300,345)	(676,600)
Stock options and benefits	(1,205,112)	(2,422,385)	(1,037,455)
Stock issuances:
Stock options and benefits	1,438,908	2,303,865	1,071,469
Treasury shares at end of year	(50,421,139)	(45,730,735)	(44,311,870)
Net shares outstanding at end of year	129,529,733	134,220,137	135,639,002

Basic and Diluted Earnings Per Share were computed based on the weighted-average number of shares of the Common Stock and the Class B Stock outstanding as follows:

For the years ended December 31,	2003	2002	2001
In thousands except per share amounts
Net income	$457,584	$403,578	$207,156
Weighted-average shares—Basic	131,306	136,538	136,245
Effect of dilutive securities:
Employee stock options	913	1,067	1,379
Performance and restricted stock units	47	109	72
Weighted-average shares—Diluted	132,266	137,714	137,696
Earnings Per Share—Basic	$3.48	$2.96	$1.52
Earnings Per Share—Diluted	$3.46	$2.93	$1.50

For the years ended December 31, 2003, 2002 and 2001, 3.1 million, 1.9 million and 2.0 million stock options, respectively, were not included in the diluted earnings per share calculation because the exercise price was higher than the average market price of the Common Stock for the year and, therefore, the effect would have been antidilutive.

17.    STOCK COMPENSATION PLANS

The long-term portion of the Key Employee Incentive Plan (“Incentive Plan”) provides for grants to senior executives and key employees of stock-based compensation awards of one or more of the following: non-qualified stock options (“fixed stock options”), performance stock units, stock appreciation rights and restricted stock units. The Incentive Plan also provides for the deferral of performance stock unit and restricted stock unit awards by participants. As of December 31, 2003, 19.0 million shares (inclusive of adjustments for stock splits) were authorized and approved by the Company’s stockholders for grants under the long-term portion of the Incentive Plan.

In 1996, the Company’s Board of Directors approved a worldwide, broad-based employee stock option program, called HSY Growth. HSY Growth provided all eligible employees with a one-time grant of 100 non-qualified stock options. Under HSY Growth, over 1.2 million options were granted on January 7, 1997.

Fixed Stock Options

The exercise price of each option equals the market price of the Company’s Common Stock on the date of grant (determined as the closing price of the Common Stock on the New York Stock Exchange on the business day immediately preceding the date the stock options were granted). Each option has a maximum term of ten years. Options granted under the Incentive Plan prior to December 31, 1999, vest at the end of the second year after grant. In 2000, the terms and conditions of the grant were changed to provide for pro-rated vesting over four years for options granted subsequent to December 31, 1999. Options granted under the HSY Growth program have a term of ten years and vested on January 7, 2002.

A summary of the status of the Company’s fixed stock options as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates is presented below:

	2003		2002		2001
Fixed Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	6,964,562	$52.97	8,006,561	$46.39	8,298,665	$43.10
Granted	1,472,925	$65.20	1,356,605	$69.33	781,900	$62.43
Exercised	(1,290,353)	$41.99	(2,184,592)	$39.53	(921,043)	$30.22
Forfeited	(75,975)	$58.67	(214,012)	$50.30	(152,961)	$46.84
Outstanding at end of year	7,071,159	$57.46	6,964,562	$52.97	8,006,561	$46.39
Options exercisable at year-end	3,737,081	$52.67	3,970,269	$48.37	4,544,590	$44.73
Weighted-average fair value of options granted during the year (per share)	$17.74		$20.96		$18.58

The following table summarizes information about fixed stock options outstanding as of December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding as of 12/31/03	Weighted- Average Remaining Contractual Life in Years	Weighted- Average Exercise Price	Number Exercisable as of 12/31/03	Weighted- Average Exercise Price
$24.50–49.81	2,320,567	4.9	$42.32	1,780,472	$41.51
$58.50–64.50	2,826,068	6.7	$62.52	1,413,333	$61.12
$64.61–78.51	1,924,524	8.0	$68.28	543,276	$67.24
$24.50–78.51	7,071,159	6.4	$57.46	3,737,081	$52.67

Performance Stock Units and Restricted Stock Units

Under the long-term portion of the Incentive Plan, each February the Company grants selected executives and other key employees performance stock units whose vesting is contingent upon the achievement of certain performance objectives. If at the end of the applicable three-year performance cycle targets for financial measures are met, the full number of shares is awarded to the participants. The performance scores for 2003 grants of performance stock units can range from 0% to 250% of the targeted amounts. Restricted stock units were awarded in 2003, 2002 and 2001 under the long-term portion of the Incentive Plan to certain executive officers and were also awarded quarterly to non-employee directors of the Company as part of the Directors’ Compensation Plan. The compensation amount charged against income for performance and restricted stock units was $7.2 million, $6.4 million and $6.6 million for 2003, 2002 and 2001, respectively. The compensation cost associated with the performance stock units is recognized ratably over the three-year term based on the year-end market value of the stock, except for the 2003 grants. An additional three-year vesting term was imposed for the 2003 grants with accelerated vesting for retirement, disability or death. The compensation cost for the 2003 grants is being recognized over a period from three to six years. The compensation cost associated with employee restricted stock units is recognized over a specified restriction period based on the year-end market value of the stock. The compensation cost associated with non-employee director restricted stock units is recognized at the grant date and adjusted based on the year-end market value of the stock. Performance stock units and restricted stock units granted for potential future distribution were as follows:

For the years ended December 31,	2003	2002	2001
Shares granted	114,112	60,615	111,007
Weighted-average fair value at date of grant	$66.34	$66.80	$62.66

Deferred performance stock units, deferred restricted stock units, deferred directors’ fees and accumulated dividend amounts totaled 302,002 shares as of December 31, 2003.

No stock appreciation rights were outstanding as of December 31, 2003.

18.    SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts Receivable—Trade

In the normal course of business, the Company extends credit to customers that satisfy pre-defined credit criteria. The Company believes that it has little concentration of credit risk due to the diversity of its customer base. As of December 31, 2003, McLane Company, Inc., formerly a subsidiary of Wal-Mart Stores, Inc., accounted for approximately 13% of the Company’s total accounts receivable. As of December 31, 2003, no other customer accounted for more than 10% of the Company’s total accounts receivable. Receivables, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts of $21.1 million and $16.5 million as of December 31, 2003 and 2002, respectively. The higher amount as of December 31, 2003, was principally related to an increase of $5.0 million to cover estimated exposure to the bankruptcy of Fleming Companies, Inc. announced on April 1, 2003.

Inventories

The Company values the majority of its inventories under the last-in, first-out (“LIFO”) method and the remaining inventories at the lower of first-in, first-out (“FIFO”) cost or market. Inventories include material, labor and overhead. LIFO cost of inventories valued using the LIFO method was $321.0 million and $334.4 million as of December 31, 2003 and 2002, respectively, and inventories were stated at amounts that did not exceed realizable values. Total inventories were as follows:

December 31,	2003	2002
In thousands of dollars
Raw materials	$158,859	$154,893
Goods in process	53,744	53,814
Finished goods	327,415	347,677
Inventories at FIFO	540,018	556,384
Adjustment to LIFO	(47,159)	(53,093)
Total inventories	$492,859	$503,291

Property, Plant and Equipment

Property, plant and equipment balances included construction in progress of $153.7 million and $121.4 million as of December 31, 2003 and 2002, respectively. Net write-downs of property, plant and equipment of $5.7 million were recorded as a result of asset impairments associated with the Company’s business realignment initiatives recorded in the fourth quarter of 2003. These initiatives included realigning the sales organizations and streamlining the supply chain by divesting or eliminating certain non-strategic brands and products and by product line rationalization. Major classes of property, plant and equipment were as follows:

December 31,	2003	2002
In thousands of dollars
Land	$78,744	$54,181
Buildings	633,362	537,473
Machinery and equipment	2,514,917	2,311,365
Property, plant and equipment, gross	3,227,023	2,903,019
Accumulated depreciation	(1,565,084)	(1,416,964)
Property, plant and equipment, net	$1,661,939	$1,486,055

As of December 31, 2003, certain real estate with a net realizable value of $1.5 million was being held for sale. These assets were associated with the closure of facilities as part of the Company’s business realignment initiatives. The consolidation of SPTs associated with the leasing of certain warehouse and distribution facilities in the third quarter of 2003 resulted in an increase to property, plant and equipment, net of approximately $107.7 million primarily pertaining to buildings and machinery and equipment.

Accrued Liabilities

Accrued liabilities were as follows:

December 31,	2003	2002
In thousands of dollars
Payroll, compensation and benefits	$127,222	$119,478
Advertising and promotion	191,382	143,130
Other	97,577	94,108
Total accrued liabilities	$416,181	$356,716

Other Long-term Liabilities

Other long-term liabilities were as follows:

December 31,	2003	2002
In thousands of dollars
Accrued post-retirement benefits	$232,398	$234,545
Other	138,378	127,617
Total other long-term liabilities	$370,776	$362,162

19.    SEGMENT INFORMATION

The Company operates as a single reportable segment, encompassing the manufacture, distribution and sale of confectionery and grocery products. The Company’s four operating segments are comprised of geographic areas including the United States, Canada and Mexico, and the combination of the Company’s other international operations. For purposes of segment reporting, the Company’s North American operations, the United States, Canada and Mexico, have been aggregated in accordance with the criteria of Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The North American operations were aggregated on the basis of their similar economic characteristics and the similarity of their products and services, production processes, types or classes of customers for their products and services, methods used to distribute products and the nature of the regulatory environments. The Company’s other international operations were aggregated with its North American operations to form one reportable segment, since the other international operations combined share most of the aggregation criteria and represent less than 10% of consolidated revenues, operating profits and assets. Consolidated net sales represented primarily sales of confectionery products.

The Company’s principal operations and markets are located in the United States. The Company manufactures, markets, sells and distributes confectionery and grocery products in Canada, Mexico and Brazil, imports and/or markets selected confectionery products in China, the Philippines, Japan and South Korea and markets confectionery products in over 60 countries worldwide. Net sales and long-lived assets of businesses outside of the United States were not significant.

Sales to McLane Company, Inc., formerly a subsidiary of Wal-Mart Stores, Inc., exceeded 10% of total net sales and approximated $930.1 million in 2003. Sales to Wal-Mart Stores, Inc. and subsidiaries exceeded 10% of total net sales in 2002 and 2001 and amounted to approximately $857.9 million and $777.7 million, respectively.

20.    QUARTERLY DATA (Unaudited)

Summary quarterly results were as follows:

Year 2003	First	Second	Third	Fourth
In thousands of dollars except per share amounts
Net sales	$953,162	$849,115	$1,191,019	$1,179,255
Gross profit	356,283	333,745	466,834	470,963
Income before cumulative effect of accounting change	97,558	71,484	150,972	144,938
Per share—Basic(a)	.73	.55	1.16	1.11
Per share—Diluted	.73	.54	1.15	1.10
Net income	97,558	71,484	143,604	144,938
Per share—Basic(a)	.73	.55	1.10	1.11
Per share—Diluted	.73	.54	1.09	1.10
Year 2002	First	Second	Third	Fourth
In thousands of dollars except per share amounts
Net sales	$988,506	$823,462	$1,152,321	$1,156,028
Gross profit	364,482	313,471	435,124	446,188
Net income	87,045	63,148	123,065	130,320
Per share—Basic	.64	.46	.90	.96
Per share—Diluted(a)	.63	.46	.89	.96

(a)	Quarterly income per share amounts do not total to the annual amounts due to changes in weighted-average shares outstanding during the year.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

Hershey Foods Corporation is responsible for the financial statements and other financial information contained in this report. The Company believes that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States appropriate under the circumstances to reflect in all material respects the substance of applicable events and transactions. In preparing the financial statements, it is necessary that management make informed estimates and judgments. The other financial information in this annual report is consistent with the financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of the system must be related to the benefits to be derived. The Company believes its system provides an appropriate balance in this regard. The Company maintains an Internal Audit Department which reviews the adequacy and tests the application of internal accounting controls.

The 2003 and 2002 financial statements have been audited by KPMG LLP, independent auditors, whose appointment was approved by the Company’s Board of Directors on May 10, 2002, following dismissal on April 30, 2002 of Arthur Andersen LLP, the Company’s former independent auditors. KPMG LLP’s report on the Company’s 2003 and 2002 financial statements is included on page A-60.

The Audit Committee of the Board of Directors of the Company, consisting solely of independent, non-management directors, meets regularly with the independent auditors, internal auditors and management to discuss, among other things, the audit scopes and results. KPMG LLP and the internal auditors both have full and free access to the Audit Committee, with and without the presence of management.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders
Hershey Foods Corporation:

We have audited the accompanying consolidated balance sheets of Hershey Foods Corporation and subsidiaries (the “Corporation”) as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows and stockholders’ equity for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of income, cash flows and stockholders’ equity for the year ended December 31, 2001, before the revisions described in Notes 1 and 6 to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 22, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hershey Foods Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated statements of income, cash flows and stockholders’ equity for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Notes 1 and 6, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Corporation as of January 1, 2002. As described in Note 1, these financial statements have been revised to reflect reclassifications of certain consumer and trade promotional expenses as required by Emerging Issues Task Force No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products. In our opinion, the disclosures and reclassifications for 2001 as described in Notes 1 and 6 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of Hershey Foods Corporation other than with respect to such disclosures and reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

As discussed in Note 2, the Corporation adopted Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, on June 30, 2003.

New York, New York
January 28, 2004

REPORT OF PREDECESSOR AUDITOR (ARTHUR ANDERSEN LLP)

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. As discussed in Note 1, in 2003, the Company adopted the provisions of Emerging Issues Task Force Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer, which requires reclassification of certain consumer and trade promotional expenses in the 2001 consolidated income statements. Also, in 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Included in Notes 1 and 6 are transitional disclosures for 2001 that are required by SFAS No. 142. The Arthur Andersen LLP report does not extend to these changes in the 2001 consolidated financial statements. The adjustments to the 2001 consolidated financial statements were reported on by KPMG LLP as stated in their report appearing herein.

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

New York, New York
January 22, 2002

HERSHEY FOODS CORPORATION
SIX-YEAR CONSOLIDATED FINANCIAL SUMMARY
All dollar and share amounts in thousands except market price and per share statistics

	5-Year Compound Growth Rate	2003	2002	2001	2000	1999	1998

Summary of Operations
Net Sales(a)	1.0%	$4,172,551	4,120,317	4,137,217	3,820,416	3,586,183	3,974,832
Cost of Sales	(0.6)%	$2,544,726	2,561,052	2,668,530	2,471,151	2,354,724	2,625,057
Selling, Marketing and Administrative(a)	2.9%	$816,442	833,426	846,976	726,615	673,099	707,112
Business Realignment and Asset Impairments Charge		$23,357	27,552	228,314	—	—	—
Gain on Sale of Businesses(b)		$8,330	—	19,237	—	243,785	—
Interest Expense, Net	(5.8)%	$63,529	60,722	69,093	76,011	74,271	85,657
Provision for Income Taxes	4.4%	$267,875	233,987	136,385	212,096	267,564	216,118
Income before Cumulative Effect of Accounting Change	6.4%	$464,952	403,578	207,156	334,543	460,310	340,888
Cumulative Effect of Accounting Change		$7,368	—	—	—	—	—
Net Income	6.1%	$457,584	403,578	207,156	334,543	460,310	340,888
Earnings Per Share before Cumulative Effect of Accounting Change:
—Basic	8.3%	$3.54	2.96	1.52	2.44	3.29	2.38
—Diluted	8.5%	$3.52	2.93	1.50	2.42	3.26	2.34
Weighted-Average Shares Outstanding:
—Basic		131,306	136,538	136,245	137,326	140,031	143,446
—Diluted		132,266	137,714	137,696	138,365	141,300	145,563
Dividends Paid on Common Stock	6.9%	$144,985	133,285	122,790	115,209	109,175	103,616
Per Share	9.5%	$1.445	1.26	1.165	1.08	1.00	.92
Dividends Paid on Class B Common Stock	9.3%	$39,701	34,536	31,960	29,682	27,553	25,428
Per Share	9.3%	$1.305	1.135	1.05	.975	.905	.835
Net Income as a Percent of Net Sales(a) (c)		11.4%	10.6%	9.5%	9.0%	8.6%	9.0%
Depreciation	2.8%	$158,933	155,384	153,493	140,168	135,574	138,489
Advertising(a)	(4.4)%	$145,387	162,874	187,244	156,319	158,965	182,383
Promotions Expense(a)	13.9%	$60,480	62,893	53,450	46,615	35,380	31,521
Payroll	.8%	$585,419	594,372	614,197	557,342	534,854	563,045
Year-end Position and Statistics
Capital Additions	6.3%	$218,650	132,736	160,105	138,333	115,448	161,328
Capitalized Software Additions	(15.6)%	$18,404	11,836	9,845	4,686	25,394	42,859
Total Assets	1.0%	$3,582,540	3,480,551	3,247,430	3,447,764	3,346,652	3,404,098
Long-term Portion of Debt	2.0%	$968,499	851,800	876,972	877,654	878,213	879,103
Stockholders’ Equity	4.5%	$1,297,866	1,371,703	1,147,204	1,175,036	1,098,627	1,042,301
Operating Return on Average Stockholders’ Equity(c)		35.8%	34.6%	33.7%	30.2%	28.9%	37.6%
Operating Return on Average Invested Capital(c)		19.9%	19.7%	18.7%	16.5%	15.4%	18.1%
Full-time Employees		13,100	13,700	14,400	14,300	13,900	14,700
Stockholders’ Data
Outstanding Shares of Common Stock and Class B Common Stock at Year-end		129,530	134,220	135,639	136,282	138,460	143,147
Market Price of Common Stock at Year-end	4.4%	$76.99	67.44	67.70	64.38	47.44	62.19
Range During Year		$78.65-60.69	79.49-56.45	70.15-55.13	66.44-37.75	64.88-45.75	76.38-59.69

__________

(a)	All years have been restated in accordance with final consensuses reached on various EITF issues regarding the reporting of certain sales incentives.

(b)	Includes the gain on the sale of gum brands in 2003, the gain on the sale of the Luden’s throat drops business in 2001 and the gain on the sale of the Company’s pasta business in 1999.

(c)	Net Income as a Percent of Sales, Operating Return on Average Stockholders’ Equity and Operating Return on Average Invested Capital have been calculated using Net Income, excluding the after-tax impacts of the elimination of amortization of intangibles for all years, the after-tax effect of the 2003, 2002 and 2001 Business Realignment and Asset Impairments Charges, the after-tax effect of incremental expenses to explore the possible sale of the Company in 2002, the 2003, 2001 and 1999 Gain on the Sale of Businesses and the 2000 gain on the sale of certain Corporate aircraft. Net Income as a Percent of Net Sales, as reported above was 11.0% in 2003, 9.8% in 2002, 5.0% in 2001, 8.8% in 2000, 12.8% in 1999 and 8.6% in 1998.